Form 10-K, Exhibit 13
period 1993-12-31
LIBERTY CORP
filed 1994-03-29
CIK 59229

                                                                      EXHIBIT 13


CORPORATE INFORMATION

                                        The Liberty Corporation and Subsidiaries

- --------------------------------------------------------------------------------
STOCK DATA

The Liberty Corporation's Common Stock is listed on the New York Stock Exchange. Its symbol is L.C. As of December 31, 1993, 1,525 shareholders of record in 40 states, the District of Columbia, Canada, Australia and New Zealand held the 19,497,515 Common Stock shares outstanding. Quarterly high and low stock prices and dividends per share as reported by the Wall Street Journal were:

                                              Market Price                    Quarterly
                                                Per Share                     Dividend
1993                                       High             Low               Per Share
- ----------------------------------------------------------------------------------------------
Fourth Quarter                             31               24                  .140
Third Quarter                              34 5/8           30                  .140
Second Quarter                             33 5/8           29                  .140
First Quarter                              31 7/8           28 3/8              .140

1992
- ----------------------------------------------------------------------------------------------
Fourth Quarter                             28 1/2           25 5/8              .140
Third Quarter                              32 1/4           26 1/2              .125
Second Quarter                             30 3/4           22 1/2              .125
First Quarter                              25 3/8           20 7/8              .125

1991
- ----------------------------------------------------------------------------------------------
Fourth Quarter                             22 7/8           20 1/2              .125
Third Quarter                              21 3/8           19 9/16             .115
Second Quarter                             22 13/16         20 1/8              .115
First Quarter                              23 7/8           19 1/2              .115

The Company expects to continue its policy of paying regular cash dividends, although there is no assurance as to future dividends because they are dependent on future earnings, capital requirements and financial condition. Also, the payment of dividends is subject to the restrictions described in Notes 5 and 7 of the Consolidated Financial Statements.

CO-REGISTRAR AND CO-TRANSFER AGENTS
Wachovia Bank of North Carolina, N.A.
P.O. Box 3001
Winston-Salem, NC 27102

The Bank of New York
101 Barclay Street
New York, NY 10286

FOR A COPY OF THE 10-K OR OTHER INFORMATION, CONTACT:
The Liberty Corporation Shareholder Relations
Box 789
Greenville, SC 29602
Telephone (803) 268-8436

Stock Exchange Listing:
New York Stock Exchange
Symbol:  LC

ANNUAL MEETING
The Liberty Corporation will hold its annual meeting on Tuesday, May 3, 1994, at 10:30 a.m. in The Liberty Corporation Headquarters, Greenville, South Carolina. All Shareholders are invited to attend.

SELECTED FINANCIAL DATA

                                        The Liberty Corporation and Subsidiaries

December 31, 1993


(In 000's, except per share data)          1993          1992          1991          1990          1989          1988
- -----------------------------------------------------------------------------------------------------------------------
Revenues
  Insurance                            $  384,132    $  305,934    $  271,806    $  246,661    $  232,706    $  214,818
  Broadcasting                             87,984        89,989        88,174        89,709       124,652       107,244
  Parent & Minor Subsidiaries              16,089        20,301        19,254        12,936         8,717         9,350
  Adjustments & Eliminations              (15,260)      (13,468)      (14,752)      (13,707)       (8,022)      (12,975)
- -----------------------------------------------------------------------------------------------------------------------
      Total Revenues                   $  472,945    $  402,756    $  364,482    $  335,599    $  358,053    $  318,437
=======================================================================================================================
Income (Loss) Before Income Taxes &
  Cumulative Effect of Accounting
  Changes
    Insurance                          $   71,518    $   53,962    $   43,255    $   42,442    $   30,103    $   35,194
    Broadcasting                           16,180        16,859        16,417        22,158        34,939        17,263
    Parent & Minor Subsidiaries           (12,846)      (13,690)      (20,439)      (25,911)      (25,709)      (20,449)
    Adjustments & Eliminations              2,472         4,768         4,217            --         1,236        (3,093)
- -----------------------------------------------------------------------------------------------------------------------
     Consolidated Income Before
      Income Taxes & Cumulative
      Effect of Accounting Changes     $   77,324    $   61,899    $   43,450    $   38,689    $   40,569    $   28,915
=======================================================================================================================
Net Income (Loss)
  Insurance                            $   33,459    $   35,369    $   30,077    $   28,094    $   28,545    $   28,674
  Broadcasting                             12,217        10,262         9,967        13,600        20,939        10,285
  Parent & Minor Subsidiaries              (8,141)       (8,153)      (12,514)      (16,136)      (16,877)      (13,516)
  Adjustments & Eliminations                1,612         3,407         3,036            --           926        (2,115)
- -----------------------------------------------------------------------------------------------------------------------
      Net Income                       $   39,147    $   40,885    $   30,566    $   25,558    $   33,533    $   23,328
=======================================================================================================================
Earnings Per Share                     $     2.01    $     2.51    $     1.93    $     1.55    $     1.97    $     1.35
=======================================================================================================================
Change in Net Unrealized Investment
  Gains (Losses)                       $    1,276    $      (78)   $    7,316    $   (4,613)   $   (3,609)   $    6,181
- -----------------------------------------------------------------------------------------------------------------------
Dividends Per Share                    $      .56    $     .515    $      .47    $      .46    $      .40    $      .40
- -----------------------------------------------------------------------------------------------------------------------
Depreciation and Amortization
  Insurance                            $    3,286    $    3,424    $    3,381    $    3,371    $    6,556    $    4,576
  Broadcasting                              6,566         6,848        10,654        11,044        13,323        14,049
  Parent & Minor Subsidiaries               2,260         2,950         2,749         3,209         2,783         2,419
  Adjustments & Eliminations                   --            --            --            --           227            88
- -----------------------------------------------------------------------------------------------------------------------
Total Depreciation and Amortization    $   12,112    $   13,222    $   16,784    $   17,624    $   22,889    $   21,132
=======================================================================================================================
Capital Expenditures
  Insurance                            $    7,640    $    5,222    $    3,594    $    7,539    $    4,268    $   14,273
  Broadcasting                              2,168         2,513         2,961         6,476         4,268         4,340
  Parent & Minor Subsidiaries              22,755         5,753        14,274         9,510         3,530         4,664
  Adjustments & Eliminations                   --            --            --            --           721        (3,508)
- -----------------------------------------------------------------------------------------------------------------------
Total Capital Expenditures             $   32,563    $   13,488    $   20,829    $   23,525    $   12,787    $   19,769
=======================================================================================================================
Assets
  Insurance                            $2,057,126    $1,937,908    $1,528,901    $1,357,406    $1,325,909    $1,191,333
  Broadcasting                            101,982       110,849       119,714       141,467       145,879       124,544
  Parent & Minor Subsidiaries             581,406       565,135       504,199       484,401       489,462       472,545
  Adjustments & Eliminations             (553,481)     (539,014)     (438,610)     (438,899)     (428,962)     (368,016)
- -----------------------------------------------------------------------------------------------------------------------
    Total Assets                       $2,187,033    $2,074,878    $1,714,204    $1,544,375    $1,532,288    $1,420,406
=======================================================================================================================
Consolidated Shareholders' Equity      $  433,845    $  389,188    $  277,108    $  243,465    $  264,116    $  246,406
=======================================================================================================================
Notes, Mortgages and Other Debts       $  149,489    $  176,632    $  226,925    $  246,531    $  228,297    $  221,603
=======================================================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS

                                        The Liberty Corporation and Subsidiaries

CONSOLIDATED RESULTS OF OPERATIONS

Consolidated income before the cumulative effect of accounting changes for 1993 was $51.1 million, an increase of 25% over 1992's $40.9 million. As shown in the table which follows, the $10.2 million increase in income before the cumulative effect of accounting changes consisted of: (i) a $15.4 million increase in income before taxes, and the cumulative effect of accounting changes offset in part by (ii) a $5.2 million increase in income taxes. The increase in income taxes reflects $3.8 million of additional taxes incurred during 1993 related to the Company's federal tax rate change from 34% to 35% as a result of the Omnibus Budget Reconciliation Act of 1993 offset by a $3.4 million reduction in accrued income taxes in the broadcasting operations. The reduction in accrued income taxes was the result of a recent favorable tax court decision on the deductibility of certain broadcasting intangible assets. Approximately $3.2 million of the additional taxes related to the tax rate change represent taxes on the Company's deferred tax liability as of the beginning of the year. The 25% increase in income before taxes, and the cumulative effect of accounting changes was due to increased earnings of $17.6 million from the Insurance Group coupled with a $1.5 million decrease in the parent company and a decrease of $0.7 million from the broadcasting operations. Excluding realized investment gains, the parent company experienced a $4.1 million improvement in 1993 in income before taxes and the cumulative effect of accounting changes. This improvement in the parent company was primarily the result of lower interest expense on bank debt due to lower interest rates and lower debt outstanding. The cumulative effect of accounting changes represent a one time, non-cash charge of $11.9 million relating to the implementation of FAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and FAS 112, "Employers' Accounting for Postemployment Benefits" during the first quarter 1993.

(In 000's)                                                                           1993          1992          1991
- -----------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes and the Cumulative Effect of Accounting Changes         $ 77,324       $61,899       $43,450
Income Taxes                                                                         26,237        21,014        12,884
- -----------------------------------------------------------------------------------------------------------------------
Income Before the Cumulative Effect of Accounting Changes                          $ 51,087       $40,885       $30,566
Cumulative Effect of Accounting Changes                                             (11,940)           --            --
- -----------------------------------------------------------------------------------------------------------------------
Net Income                                                                         $ 39,147       $40,885       $30,566
=======================================================================================================================

Consolidated net income for 1992 was $40.9 million, an increase of 34% over 1991's $30.6 million. The $10.3 million increase in net income was the result of: (i) an $18.4 million increase in income before taxes and (ii) an $8.1 million increase in income taxes. The 42% increase in income before taxes for 1992 resulted from: (i) a $10.7 million increase from the Insurance Group, (ii) a $0.4 million increase from broadcasting operations and (iii) a $7.3 million improvement in the parent company. The improvement in the parent company was due primarily to lower interest expense despite approximately $1.0 million of financing costs incurred on the Pierce National and Magnolia Life acquisitions as well as an increase in realized investment gains.

Consolidated 1993 revenues of $472.9 million were up 17% over last year's $402.8 million. This revenue growth consisted of a 26% increase in revenues from the Insurance Group, which was offset slightly by a 2% decrease in broadcasting revenues. The increase in the Insurance Group's revenue was a function of: an increase in premiums of $41.8 million or 20%, an increase in net investment income of $16.7 million or 18%, which included a favorable impact due to accelerated discount amortization from early pre-payments (see "Investments" section for details), a $5.0 million increase in service contract revenues, primarily due to new client growth, and a $14.7 million increase in realized investment gains.

Consolidated 1992 revenues of $402.8 million increased 11% over 1991. This increase was primarily a function of growth in insurance premiums due to the acquisitions in the last half of 1991 and during 1992; first year service contract revenues generated by Liberty Insurance Services; and an increase in broadcasting revenues. Liberty Insurance Services was formed during 1991 to provide a wide range of home office support services for other life and health insurance companies on a fee basis.

Realized investment gains before tax for 1993 were $14.7 million compared to $5.6 million last year. The insurance investment operations realized pre-tax gains of $14.3 million primarily from the sale of common stock and bond investments. The parent company contributed pre-tax gains of $0.4 million.

The majority of the $5.6 million of realized investment gains for 1992 were generated by the parent company's sale of real estate properties and a substantial common stock holding. Other income for 1991 included $3.6 million of interest income associated with a favorable tax settlement, a $1.8 million loss on the coinsurance of the General Agency business and $2.3 million of non-compete income in Cosmos.

MANAGEMENT'S DISCUSSION AND ANALYSIS

                                        The Liberty Corporation and Subsidiaries

Due to the effect of two significant items--the cumulative effect of accounting changes and additional taxes related to the tax rate change--return on equity, defined as reported net income divided by average equity, at December 31, 1993 decreased to 9.5% from 12.3% in 1992. Excluding the $11.9 million cumulative effect of accounting changes and the $3.8 million of additional taxes related to the tax rate change, return on equity for 1993 was 13.1%.

INSURANCE RESULTS OF OPERATIONS

Net income before the cumulative effect of accounting changes from the Insurance Group for 1993 was $44.4 million, an increase of 26% over the prior year's $35.4 million. As shown in the table below, the increase was comprised of: (i) a $17.6 million increase in income before taxes and the cumulative effect of accounting changes and (ii) an $8.5 million increase in taxes as a result of increased earnings and the tax rate change. The $17.6 million increase in the Insurance Group's income before taxes and the cumulative effect of accounting changes for 1993 included $14.7 million of realized investment gains. Excluding realized investment gains and losses, earnings for 1993 included contributions of $5.8 million from Pierce National (acquired in July
1992) and $3.5 million from Magnolia Life (acquired in October 1992), which were offset in part by a $5.2 million decrease in Liberty Life and a $1.2 million decrease in Liberty Insurance Services. Earnings for 1992 include one-half year of earnings from Pierce National and one quarter from Magnolia. The decrease in Liberty Life's 1993 earnings, excluding realized investment gains, was primarily due to unfavorable lapse experience resulting in higher deferred acquisition cost amortization in the home service and mortgage protection divisions, a decrease in premium income in the mortgage protection division due to a continuation of high lapses, and higher claims in the mortgage protection and general agency divisions. Earnings in Liberty Life also reflect non-recurring charges related to the consolidation of a number of branch offices and the sale of a small discontinued block of insurance. The decrease in Liberty Insurance Services was primarily due to non-recurring charges related to systems development costs previously deferred. The cumulative effect of accounting changes relate to the implementation of FAS 106 and FAS 112.

(In 000's)                                                                         1993          1992          1991
- -------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes and the Cumulative Effect of Accounting Changes     $ 71,518       $53,962       $43,255
Income Taxes                                                                     27,071        18,593        13,178
- -------------------------------------------------------------------------------------------------------------------
Income Before the Cumulative Effect of Accounting Changes                      $ 44,447       $35,369       $30,077
Cumulative Effect of Accounting Changes                                         (10,988)           --            --
- -------------------------------------------------------------------------------------------------------------------
Net Income                                                                     $ 33,459       $35,369       $30,077
===================================================================================================================

Net income from the Insurance Group for 1992 was $35.4 million, an increase of 18% over the prior year's $30.1 million. The increase reflected the positive results from Pierce National (acquired in July 1992) and Magnolia Life (acquired in October 1992), as well as 1991 acquisitions through reinsurance of a block of home service business from Kentucky Central and a block of mortgage protection business from Integon. Other contributing factors included overall favorable benefit and claims experience, strong net sales growth in the home service line, product repricing and continued expense control. Net income from the Insurance Group for 1991 increased 7% over 1990. A block of home service insurance business acquired on July 1, 1991 from Kentucky Central, coupled with positive operating results in the existing insurance lines and lower taxes, accounted for the majority of the increase in income before taxes and other income.

Revenues from the Insurance Group in 1993 were $384.1 million, an increase of 26% over last year's $305.9 million. Premiums increased 20% to $250.9 million over last year. The strong growth in insurance premiums was primarily due to additional premiums from Magnolia Life of $10.8 million and a $33.3 million increase in premiums from Pierce National but was partially offset by a decline in premiums in Liberty Life's mortgage protection business as a result of high lapses due to mortgage refinancings. Net investment income increased 18% over last year to $110.5 million. The increase in net investment income is primarily a result of a 16% increase in average invested assets and a favorable impact from accelerated bond discount amortization as a result of early pre-payments (see "Investments" section for details). Net investment income continues to be constrained by low interest rates which have resulted in reducing the Company's average bond portfolio yield to 9.0% in 1993 compared to 9.4% in 1992 and 9.9% in 1991. Revenues of $8.4 million from service contracts were generated by Liberty Insurance Services. Realized investment gains of $14.3 million increased significantly compared to realized losses of $383,000 last year. The realized gains for 1993 were primarily from the sale of common stock and bond investment sales and maturities.

MANAGEMENT'S DISCUSSION AND ANALYSIS

                                        The Liberty Corporation and Subsidiaries

Insurance Group revenues for 1992 were up 13% to $305.9 million, reflecting a 16% increase in premiums and policy charges and a 3% decrease in net investment income. Pierce National and Magnolia Life added $21.7 million to premiums and $7.2 million to net investment income. The mortgage protection block of business acquired from Integon and the home service block acquired from Kentucky Central also significantly contributed to premiums and net investment income. 1992 also marked the beginning of client service operations in Liberty Insurance Services which provided $3.4 million of service contract revenues. Insurance revenues were up 11% for 1991. The realized investment losses for both 1992 and 1991 represented primarily impairment write-downs in valuing individual investments. Impairments are discussed in Notes 1 and 2 to the Consolidated Financial Statements. The balance of the 1991 other income consisted of a loss of $1.8 million on coinsurance of the General Agency business.

General expenses in the Insurance Group for 1993 were up 28% over 1992 and were primarily a result of the Pierce National and Magnolia Life acquisitions and expenses associated with the growth of Liberty Insurance Services' operations. Additionally, expenses increased over last year due to non-recurring charges in Liberty Life related to the consolidation of a number of branch offices and the sale of a small block of discontinued medicare business and in Liberty Insurance Services costs related to systems development costs which were previously deferred. Excluding these non-recurring charges, general expenses in the Insurance Group increased 23% over last year and were basically flat in Liberty Life. General expenses for 1992 were $51.8 million, an increase of 20% over 1991. Excluding general expenses related to Pierce National, Magnolia Life, and Liberty Insurance Services, 1992 expenses were flat compared to 1991 despite expenses incurred for the first time on the block of business acquired from Integon and a full year of expenses on the Kentucky Central block of business.

The ratio of policyholder benefits and reserves to premium income for 1993 increased to 63.5% from 60.3% last year reflecting the unfavorable claims experience in the mortgage protection and general agency lines. The ratio for 1992 reflected very favorable claims experience as compared to 1991 when the ratio was 68.6%. A substantial portion of this improvement in 1992 was due to reserve releases in the mortgage protection line. The mortgage protection line also incurred significant reserve releases during 1993 but not to the extent incurred during 1992.

Amortization of deferred acquisition costs increased 33% over last year. Part of the increase in amortization of deferred acquisition costs was also a function of the Pierce National and Magnolia Life acquisitions; however, excluding these acquisitions, amortization of deferred acquisition costs increased 23% and was primarily a result of high lapses in the home service line and continued high lapses in the mortgage protection line. Management believes that the high lapse experience in the home service line was related to the Company's consolidation of branch offices and this unfavorable experience is expected to improve over the near future with the consolidation process having been completed. The mortgage protection line continued to be impacted by higher than normal refinancings during 1993 due to the low interest rate environment. The mortgage protection line experienced higher than expected lapses during 1992 as a result of loans paid off in connection with refinancings and transfers of loan portfolios between financial institutions. However, the effect on 1992 earnings was positive due to reserve releases on the lapsed business exceeding the related amortization of deferred acquisition costs. Premiums in force on the mortgage protection line decreased from $69.6 million at year-end 1991 to $60.7 million at year-end 1993. Refinancings are expected to continue over the near future. The unfavorable lapse experience in both the home service and mortgage portection lines has not and is not expected to have a material impact on the Company's liquidity.

The Company's acquisitions over the past several years have primarily been in the pre-need and home service markets and are discussed below:

INSURANCE ACQUISITIONS--PRE-NEED

The purchase of Pierce National Life in July 1992 provided the Company with a substantial presence in the pre-need market and the opportunity to expand its presence on a national level. Pierce National's operations are conducted through two regional offices in the United States--one in Los Angeles, California and the other in Greenville, South Carolina--and through a Canadian office in Vancouver, British Columbia. Pierce National markets its products through funeral directors and independent agents. Approximately two-thirds of Pierce National's sales are from Canada and California. At the time of acquisition, Pierce National had $31 million in annualized premiums (which included $6 million of single pay premiums) and added $220 million to insurance assets and liabilities at the time of acquisition. Pierce National generated $51.4 million of premium income in 1993 compared to $18 million in 1992 from the time of acquisition.

MANAGEMENT'S DISCUSSION AND ANALYSIS

                                        The Liberty Corporation and Subsidiaries

In April 1993, the Company further expanded its presence in the pre-need market with the acquisition of the assets of Estate Assurance Company, a pre-need insurance subsidiary of Stewart Enterprises, Inc. Estate Assurance's $31 million of insurance in force was assumed through reinsurance by Pierce National.

In February 1994, the Company significantly expanded its presence in the pre-need market with the acquisitions of North American National Corporation, headquartered in Columbus, Ohio, and American Funeral Assurance Company, headquartered in Amory, Mississippi.

North American is a holding company whose principal subsidiaries, Pan-Western Life Insurance Company, Howard Life Insurance Company, and Brookings International Life Insurance Company, are major providers of pre-need life insurance and combined provided $24.4 million in premium income in 1992 (which included $5 million of single pay premiums), primarily for pre-need insurance. The acquisition adds strategic Midwest markets to the Company's pre-need territory. The purchase price, which includes payment for a substantial amount of excess capital in North American's subsidiaries, was approximately $51.9 million.

American Funeral is one of the largest providers of pre-need life insurance and generated approximately $59 million in premium income in 1992 (which included $44 million of single pay premiums). This acquisition complements the Company's existing pre-need business and had a purchase price of $28.1 million.

INSURANCE ACQUISITIONS--HOME SERVICE

The July 1, 1991 purchase of the home service block of insurance of Kentucky Central Life Insurance Company significantly enhanced the Company's home service line of business, its strongest distribution system. It expanded the Company's home service market out of its traditional base in the Carolinas into the states of Kentucky, Tennessee, Indiana, Ohio, Pennsylvania, West Virginia, and Georgia. The acquired Kentucky Central block of business, excluding a portion sold by the Company during 1992, added over 300 agents and sales managers and 21 district offices and $16.2 million in annualized premiums.

In October 1992, the Company further expanded its home service business with the acquisition of Magnolia Life Insurance Company headquartered in Lake Charles, Louisiana. The acquisition consisted of approximately $15 million in annualized premiums and added approximately $104 million to insurance assets and liabilities at the time of acquisition. Magnolia Life generated $14.5 million of premium income during 1993 compared to $3.7 million last year from the time of acquisition but does not reflect premium income from new business written. All new business generated by Magnolia Life is written in Liberty Life and Magnolia Life will be integrated into Liberty Life during early 1994.

On June 24, 1993, the Company announced the execution of a letter of intent to acquire State National Capital Corporation, headquartered in Baton Rouge, Louisiana. State National Capital Corporation is the parent of State National Life Insurance Company, Delta National Life Insurance Company, State National Title Guaranty Company, State National Fire Insurance Company, State National Mortgage Corporation and several other small subsidiaries. The acquisition is expected to add over $10 million in annualized premium income, primarily from monthly pay home service insurance, and combined with Magnolia Life would provide the Company with a significant home service presence in the state of Louisiana. The purchase price is approximately $27.5 million and the acquisition is subject to shareholder approval, regulatory approval, and certain other conditions. At this time, the Company expects to close the acquisition during the first quarter of 1994.

BROADCASTING RESULTS OF OPERATIONS

Net income before the cumulative effect of accounting changes from broadcasting operations for 1993 was $13.0 million, up 26% over the prior year's $10.3 million and includes the release of $3.4 million of tax reserves. Excluding the release of tax reserves, net income before the cumulative effect of accounting changes for 1993 decreased 6% to $9.6 million. The decrease in 1993 income before taxes and the cumulative effect of accounting changes resulted primarily from a $3.1 million decrease in political revenues which was offset in part by a $1.8 million increase in local revenues and a decrease in operating expenses. The decrease in operating expenses were primarily related to a decrease in depreciation, program rental expense, and agency commissions. The decrease in income taxes reflects the release of the $3.4 million of tax reserves. The cumulative effect of accounting changes relate to the implementation of FAS 106 and FAS 112.

MANAGEMENT'S DISCUSSION AND ANALYSIS

                                        The Liberty Corporation and Subsidiaries

(In 000's)                                                                           1993          1992          1991
- ------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes and the Cumulative Effect of
  Accounting Changes                                                                $16,180       $16,859       $16,417
Income Taxes                                                                          3,221         6,597         6,450
- ------------------------------------------------------------------------------------------------------------------------
Income Before the Cumulative Effect of Accounting Changes                           $12,959       $10,262       $ 9,967
Cumulative Effect of Accounting Changes                                                (742)           --            --
- ------------------------------------------------------------------------------------------------------------------------
Net Income                                                                          $12,217       $10,262       $ 9,967
========================================================================================================================

Net income from broadcasting operations for 1992 was $10.3 million, up 3% over the prior year's $10.0 million. The increase was driven by: (i) a $4.9 million increase in revenues excluding other income, primarily from political and local advertising and (ii) a $3.8 million decrease in depreciation expense which was partially offset by (iii) a $2.2 million increase in interest paid to the parent company. Operating expenses for 1992 decreased 2% from 1991. Net income for 1991 of $10.0 million was down 27% from the prior year's $13.6 million. The decline in 1991 net income resulted from: (i) a decline of $4.3 million in revenues excluding other income on a slightly higher expense base and (ii) an increase of $4.5 million in interest paid to the parent company. Other income for 1991 included $3.6 million of interest on refunds from a favorable tax settlement.

Broadcasting revenues for 1993 were $88.0 million, a decrease of 2% over last year. The decrease was primarily a function of: (i) declines in political revenues of $3.1 million and network compensation of $0.7 million which were partially offset by (ii) a $2.0 million increase in national and local revenues, which are a broadcaster's advertising time sales. Strong local revenues were driven by continued growth in both the auto and retail advertising categories. The decline in political revenues during 1993 was a function of a non-election year. The deterioration in network compensation is expected to level out over the next few years.

Broadcasting revenues for 1992 of $90.0 million were up 2% over 1991. National and local revenues were up $4.2 million; political revenues were up $1.3 million; network compensation was down $.7 million; and other income was down $3.0 million. Strong local revenues were driven by rebounds in core advertising categories, especially fast foods and auto, while the increase in political revenues was a function of the election year. Broadcasting revenues for 1991 were down 2% compared to 1990. A drop of $2.4 million in political revenues accounted for most of the decline.

INVESTMENTS

As of December 31, 1993, approximately 59% of the Company's $1.4 billion consolidated invested assets were in bonds with an overall average credit rating of AA. Less than 5% of the bond portfolio was rated below investment grade.

Approximately 60% of the Company's $797.4 million bond portfolio at December 31, 1993 was comprised of mortgage-backed securities. This compares to approximately 60% at year-end 1992. Certain mortgage-backed securities are subject to significant prepayment risk due to the fact that in periods of declining interest rates mortgages may be repaid more rapidly than scheduled as borrowers refinance higher rate mortgages to take advantage of the lower current rates. As a result, holders of mortgage-backed securities may receive large prepayments on their investments which cannot be reinvested at interest rates comparable to the rates on the prepaid mortgages. Mortgage-backed pass-through securities and "sequential" CMO's, which comprised 22% of the book value of the Company's mortgage-backed securities at December 31, 1993, and 21% at year-end 1992, are sensitive to this prepayment risk.

The Company has experienced higher actual prepayments during the current year than originally anticipated. Accordingly, the Company evaluated the investment portfolio for anticipated prepayments based on assumptions using current market conditions which were applied back to the time of purchase for each individual investment. As a result, the effective yield on mortgage-backed securities which have demonstrated higher prepayments was adjusted to reflect actual payments to date and anticipated future payments, and the net investment amount was adjusted to the amount that would have existed had the new effective yield been applied since the time of purchase. Since a majority of these securities were purchased at a discount, the impact was an increase to net investment income as a result of the additional discount amortization during 1993. Net investment income for 1993 included additional discount amortization on bonds of approximately $3.1 million of which $1.9 million of the total was a result of changing the effective yield with the balance due to prepayments during the year. Prepayments on mortgage-backed pass-through securities and "sequential" CMO's are expected to continue in the near future as long as refinancings continue to remain high. Refinancings are expected to be above normal for at least the first half of 1994. The Company will evaluate the bond portfolio on an annual basis to determine whether future adjustments are required.

MANAGEMENT'S DISCUSSION AND ANALYSIS

                                        The Liberty Corporation and Subsidiaries

The remaining 78% of the Company's mortgage-backed investment portfolio at December 31, 1993 consisted of planned amortization class ("PAC") instruments. This compares to 79% at December 31, 1992. These investments are designed to amortize in a more predictable manner by shifting the primary risk of prepayment of the underlying collateral to investors in other tranches of the CMO. PAC's are tranches of CMO's specifically designed to protect against prepayments as interest rates decline. In periods of declining interest rates, prepayments are first applied to the non-PAC tranches of the CMO, creating improved call protection for the PAC tranches. Only after all non-PAC tranches have been paid off are prepayments applied to the PAC tranche. In periods of increasing interest rates, prepayments are first applied to the PAC tranche, thus reducing extension risk for PAC's. As a result, PAC's have a more stable cash flow than most other mortgage securities because they have better call protection and less extension risk.

The Company follows a value-oriented, as opposed to a trading oriented, investment philosophy concerning its securities portfolios. Purchases are generally made with the intention of holding securities to maturity. Accordingly, turnover in the portfolios is normally very low. Turnover on the bond portfolio has averaged approximately 5% of the portfolio balance over the past four years reflecting the Company's strategy of maintaining attractive securities within the portfolio as long as possible. Gains trading, which is short-sighted, is not in keeping with the Company's investment philosophy of longer term value-oriented investing.

Mortgage loans of $165.8 million comprised 12% of the consolidated investment portfolio at December 31, 1993. This compares to mortgage loans of $162.1 million or 13% of the consolidated investment portfolio at December 31, 1992. Substantially all of these mortgage loans are commercial mortgages with a loan to value ratio not exceeding 75% when made. Approximately 50% of these loans at December 31, 1993 are concentrated in North and South Carolina; and 87% are in the states of North Carolina, South Carolina, Virginia, Florida, Georgia and Tennessee. These percentages have not changed materially from December 31, 1992. Mortgage loan delinquencies, defined as payments 60 or more days past due, have historically been low and were 1.59% at the end of 1993 compared to 2.19% at the end of 1992 and to the latest industry rate of 4.54%. Due to the overall low delinquency rate, the Company has not deemed it necessary to establish a general loss reserve on the portfolio, but establishes impairments on specific assets at the time that losses are probable and can be reasonably estimated. Impairments are discussed in Notes 1 and 2 to the Consolidated Financial Statements.

Investment real estate at December 31, 1993 of $84.5 million comprised 6% of the consolidated investment portfolio. This compares to $97.5 million of investment real estate at December 31, 1992 or 8% of the consolidated investment portfolio. Four key property types made up 95% of the Company's real estate investment assets at December 31, 1993: residential land development (40%), business parks (25%), business property rentals (25%) and shopping centers (5%). Of the Company's investment real estate, 80% is located in South Carolina and Florida; and 99% is located in South Carolina, Florida, Georgia, and North Carolina.

The Company has experienced impairments on investment assets of $6.2 million, $8.2 million and $3.2 million for the years ended December 31, 1993, 1992 and 1991, respectively. The increase in impairments in 1992 over 1991 was a direct result of impairments taken against real estate investments, primarily shopping centers. The real estate impairments were a result of the real estate market recession and a weak economy combined with the Company's posture and strategy on divesting of certain shopping center investments. Subsequent to 1992, the Company has divested of a majority of its shopping centers. In 1993, there were no material impairments taken on real estate investments. Over half of the impairments in 1993 were related to other long-term investments, consisting of oil and gas investments and a long-term note. While the level of impairments over the last several years has been above average, the Company does not expect the level to increase over the foreseeable future. Consequently, management does not expect impairments to have a significant impact on the Company's results of operations or liquidity.

The Company is in the process of finalizing an agreement to purchase a portion of the real estate assets of SCANA Development Corporation, a subsidiary of SCANA Corporation, for approximately $50 million in cash. This transaction is expected to close during the first half of 1994, and will significantly increase the real estate portfolio of the Company. See Capital, Financing, and Liquidity for details.

CAPITAL, FINANCING AND LIQUIDITY

The parent company's short-term cash needs consist primarily of: (1) working capital requirements, (2) interest on corporate debt, (3) dividends to shareholders and (4) funds for real estate investments.

The parent company's primary long-term cash need is the repayment of corporate debt, the majority of which is financed through a revolving credit facility. The Company successfully completed the restructuring of its $250 million credit facility into a new $325 million facility on September 28, 1993. The restructured credit facility has no stipulated repayment plan until termination of the agreement in 1997. The restructured credit facility will continue to provide the Company the additional debt capacity required to fund

MANAGEMENT'S DISCUSSION AND ANALYSIS

                                        The Liberty Corporation and Subsidiaries

growth through acquisitions and is discussed in detail below. Concurrent with the restructuring of the revolving credit facility, the Company terminated all of its remaining fixed interest rate swap agreements in early October 1993. The termination of these agreements resulted in a pre-tax termination charge of approximately $1.5 million in 1993.

The net proceeds of the public stock offering made during late 1992 and early 1993, which is discussed in detail later in this section, were used to repay debt then outstanding under the credit facility.

The parent company depends primarily on dividends, reimbursements for management services, debt service payments and consolidated tax return benefits paid to it by its subsidiaries to meet its short term and long term cash needs. Historically, the Company's primary businesses--insurance and broadcasting--have provided sufficient liquidity to fund their operations and the operations of the parent company. Dividends from each insurance subsidiary are restricted under applicable state law. The Company receives funds from its insurance subsidiaries primarily in the form of dividends. Annual dividends in excess of maximum amounts prescribed by state statutes ("extraordinary dividends") may not be paid without the approval of the insurance commissioner of each state in which an insurance subsidiary is domiciled. Recently the National Association of Insurance Commissioners ("NAIC") proposed, and certain states adopted, legislation that lowers the threshold amount for determining what constitutes an extraordinary dividend. Such legislative changes could make it more difficult for insurance subsidiaries to pay dividends to their parent. See Note 7 to the Consolidated Financial Statements.

In order to strengthen Pierce National's capital position and to provide capital for its growth, the Company does not plan to take dividends from Pierce National over the next several years. The Company has also agreed with certain state regulators not to take dividends from Pierce National until certain surplus levels are achieved. The Company contributed $6 million of capital during 1992 and approximately $6.5 million in 1993, of which $3.5 million was in connection with the purchase of the pre-need business of Estate. The Company expects to contribute additional amounts as required, for the purchase of blocks of pre-need business, as well as to meet required capital levels for regulatory purposes.

Management believes liquidity risk of the Insurance Group is minimized by investment strategies which stress high quality assets and an integrated asset/liability matching process. Investments are primarily in intermediate to long-term maturities in order to match the long-term nature of insurance liabilities. Accordingly, most long-term investments are held to maturity and interim market fluctuations present no significant liquidity problems.

The Company's net cash flow from operating activities was $36.4 million for 1993 compared to $16.5 million last year. The increase in net cash flow from operating activities over last year is primarily due to a substantial increase in future policy benefits, and a significant increase in amortization of deferred acquisition costs. The Company's net cash used in investing activities was $52.2 million for 1993 compared to $38.4 million last year. The increase in net cash used in investing activities is primarily a function of the increase in investment securities purchases, purchases of investment properties and buildings and equipment. Cash flow provided from financing activities was $13.0 million for 1993 compared to cash provided of $47.6 million for 1992. The decrease in cash flow provided from financing activities was due to the proceeds received on the stock offering during 1992. As a result of its activities, the Company generated a $2.7 million decrease in cash compared to a $25.7 million increase in 1992. The decrease in net cash generated primarily reflects the increase in last year's cash from financing activities due to proceeds from the Company's stock offering.

Since late 1986, the Company or its subsidiaries have completed several large transactions. In December 1986, two television stations and an insurance company were acquired for a total of $148 million. In December 1987, the Company tendered for 1,400,000 shares of its common stock at a cost of $30 million. Prior to the tender, 1,050,000 shares at a total cost of $22.6 million were purchased at various times in 1987. In 1989, 498,000 shares were purchased at a cost of $9.2 million. Additionally, a block of mortgage protection insurance was purchased in 1989 for $20 million. In 1990, 1,521,182 shares of common stock were purchased for $38.3 million. In 1991, a block of home service business (Kentucky Central) and a block of mortgage protection business (Integon) were acquired at a total cost of $59 million. In 1992, the Company acquired Pierce National for $45 million in cash plus 10,000 shares of common stock and Magnolia Life for $32.7 million, consisting of $11.3 million in cash, 409,795 shares of common stock valued at $11.3 million and repayment of $10.1 million of outstanding debt of Magnolia Financial Corporation. These transactions have been financed out of a combination of bank debt, cash flow from operations, a loan from Liberty Life to the parent company and asset sales.

During December 1992 and January 1993, the Company completed its public stock offering of 2,725,100 shares of its common stock at a per share price of $28.25 which generated $73 million in net proceeds which were used to pay down outstanding bank debt. Of the total shares issued, 2,400,000 were issued during December 1992. The remaining 325,100 shares were issued in January 1993 as a result of the underwriters exercising the over-allotment provision of the stock offering. The offering helped to reduce the Company's debt to equity ratio to 45% at the end of 1992 from 76% at the end of the previous quarter.

MANAGEMENT'S DISCUSSION AND ANALYSIS
                                        The Liberty Corporation and Subsidiaries

On September 28, 1993, the Company completed the restructuring of its $250 million revolving credit agreement into a new $325 million three and one-half year facility which will mature on April 1, 1997 with a one year extension provision at the Company's option. Payment terms under the restructured credit facility remain unchanged from the original facility. The Company uses this revolving credit facility and several uncommitted lines of credit extensively for short term funding of operations and acquisitions. At December 31, 1993, borrowings against this revolving credit facility and the lines of credit amounted to $145.5 million, down from $158.5 million outstanding at September 30, 1993.

At December 31, 1992, borrowings against the Company's credit facility and the lines of credit amounted to $174.4 million, down from $228.5 million outstanding at the end of the previous quarter. This decrease is primarily a result of the public stock offering which was partially offset by funding $21.4 million of the Magnolia Life acquisition during October 1992. The revolving credit facility was also used to fund $25 million of the Pierce National purchase price during July 1992. For details of the revolving credit facility, see Note 5 to the Consolidated Financial Statements.

The Company believes that its current level of cash and future cash flows from operations are sufficient to meet the needs of its business and to satisfy its debt service. If suitable opportunities arise for additional acquisitions, the Company plans to draw on its revolving credit facility or use Common Stock or Preferred Stock as payment of all or part of the consideration for such acquisitions; or the Company may seek additional funds in the equity or debt markets. Under the restructured credit facility, there exists no restriction on acquisition funding; however, consolidated debt is limited to a maximum of $335 million. As discussed below, the Company used its credit facility to finance a total of approximately $57.5 million for its acquisitions of North American and American Funeral and anticipates using up to an additional $58.5 million to finance its pending acquisition of State National and certain real estate assets. The maximum amount available under the revolving credit agreement will be permanently reduced by certain amounts if the Company sells certain assets.

Additional covenants require that the Company maintain certain ratios, including the following: (i) the ratio of consolidated debt to consolidated total capital shall not exceed .45 at the inception of the facility, decreasing to .40 at January 1, 1995, and decreasing to .35 at April 1, 1996; (ii) the ratio of adjusted cash flow to fixed charges for any period of four consecutive fiscal quarters shall not be less than 2.00 to 1.00 at the inception of the facility and throughout the life of the facility; and (iii) the ratio of consolidated debt to cash flow for any period of four consecutive fiscal quarters shall not exceed 6.50 to 1.00 at the time of inception, decreasing to
6.00 to 1.00 at July 1, 1995, and decreasing to 5.50 to 1.00 at July 1, 1996. The Company is currently and has been in compliance with these covenants since the restructuring of the loan, and was in compliance during applicable periods with similar covenants in the loan agreement prior to its restructuring.

The Company financed the $51.9 million purchase price of North American, which closed on February 23, 1994, entirely with proceeds borrowed under its revolving credit facility. Of the $28.1 million American Funeral purchase price, approximately $22.4 million was financed with a new series (1994-B) of convertible preferred stock issued at the time of closing on February 24, 1994; and the remaining $5.6 million was financed from the Company's credit facility. The 1994-B Series Preferred Stock has a stated value of $37.50, will pay an annual dividend of 5.6% and will be convertible into shares of Liberty Common Stock on a share for share basis. Only the American Funeral shareholders received shares of the 1994-B Series Preferred Stock in connection with the acquisition and no additional shares of this Series were made available to the public.

The $27.5 million State National purchase price is expected to be financed through a combination of cash, a new series (1994-A) of convertible preferred stock to be issued at the time of closing which is expected to occur in early 1994, and Liberty common stock. Certain State National shareholders will be allowed to choose to receive their merger consideration in any combination of cash, 1994-A Series Preferred Stock (valued at $35.00 per share) or Liberty Common Stock (based on an agreed value of $28.00 per share), subject to the limitation that no more than 50% of the total merger consideration will be paid in cash and subject to the requirement that, in order to comply with an exemption from registration under the Securities Act, certain limitations will be imposed on the number of shareholders entitled to receive their merger consideration in the form of stock. Based on the current market price compared to the agreed per share value for any Liberty Common Stock issuable in the State National merger, it is not currently anticipated that the State National shareholders would elect to receive any significant amount of Liberty Common Stock. Based in part on discussions with the management of State National who believe that the State National shareholders are likely to elect to receive at least 70% of the total merger consideration in the form of stock, the Company anticipates that the cash needed for this acquisition will not exceed approximately $8 million. The cash needed for State National will be funded through the Company's credit facility. The 1994-A Series Preferred Stock will have a stated value of $35.00 per share, will pay a 6% annual dividend and will be convertible into shares of Liberty Common Stock on a share for share basis. Only the State National shareholders will receive shares of the 1994-A Series Preferred Stock in connection with the acquisition and no additional shares of this series will be made available to the public.

MANAGEMENT'S DISCUSSION AND ANALYSIS

                                        The Liberty Corporation and Subsidiaries

The Company is in the process of finalizing an agreement to purchase a portion of the real estate assets of SCANA Development Corporation, a subsidiary of SCANA Corporation, for approximately $50 million in cash subject to the completion of due diligence. The purchase is expected to close during the first half of 1994 and consists of residential development properties under development, undeveloped land held for future development, business parks, and retail and office properties--most of which are located in South Carolina.

Liberty Life entered into a coinsurance agreement with Lincoln National Life Reinsurance Company effective September 30, 1991 ("Lincoln Agreement"). This agreement increased Liberty Life's statutory surplus by $24.0 million, replacing a portion of the surplus reduction incurred with the purchase of the Kentucky Central block of business earlier in the year (which cost was charged to surplus in accordance with statutory accounting practices). Under the Lincoln Agreement the $24.0 million began reversing in 1992, resulting in a charge to surplus of $4.8 million per year for the years 1992-1996. The Company expects such charges to be covered by Liberty Life's current and expected future statutory income from operations and not to significantly affect future operations. The surplus relief allowed Liberty Life to restore its statutory capital (which had been reduced by the Kentucky Central transaction), a factor considered important by insurance rating services, and was not necessary for Liberty Life to meet regulatory statutory capital and surplus requirements. The Company has no present plans for the use of similar reinsurance in the foreseeable future.

Most states have laws requiring solvent life insurance companies to pay guaranty fund assessments to protect the interests of policyholders of insolvent life insurance companies. Due to the recent increase in the number of companies that are under regulatory supervision, there is expected to be an increase in assessments. Under present law, most assessments can be recovered through a credit against future premium taxes. The Company has reviewed its exposure to potential assessments, and the effect on its financial position and results of operations is not expected to be material.

Effective December 31, 1993, the NAIC adopted Risk-Based Capital ("RBC") requirements for life/health insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks such as asset quality, mortality and morbidity, asset and liability matching, and other business factors. The RBC formula will be used by states as an early warning tool to identify companies that potentially are inadequately capitalized for the purpose of initiating regulatory action. In addition, the formula defines new minimum capital standards that will supplement the current system of low fixed minimum capital and surplus requirements on a state-by-state basis. The RBC ratios for the Company's insurance subsidiaries significantly exceed the minimum capital requirements at December 31, 1993.

Other Company commitments are shown in Note 6 to the Consolidated Financial Statements. Further discussion of investments and valuation is contained in Notes 1 and 2 to the Consolidated Financial Statements.

ACCOUNTING DEVELOPMENTS

Financial Accounting Standard No. 109, "Accounting for Income Taxes," was adopted by the Company, effective for the first quarter of 1993 by restating prior year financial statements for 1987 through 1992. The cumulative effect of the adoption resulted in an $18.4 million reduction to the beginning balance of retained earnings at January 1, 1991. The restatement did not result in any material change in net income for 1987 through 1992. The charge to equity was due to additional deferred taxes related primarily to years prior to 1984 when deferred taxes were established for insurance operations at an effective tax rate lower than the rate at the time of adoption of FAS 109.

One of the requirements of FAS 109 is that the amount of the deferred tax liability be adjusted for the effect of a change in enacted tax rates and that the amount of the adjustment be included in income from continuing operations. During the third quarter of 1993, the Company revised its estimated annual effective tax rate to reflect the change in the federal statutory rate from 34% to 35% as a result of the Omnibus Budget Reconciliation Act of 1993. The effect of this change, which was retroactive to January 1, 1993, was an increase in income tax expense of approximately $3.8 million for 1993. Approximately $3.2 million of this additional income tax expense was a result of applying the newly enacted tax rates to the deferred tax balance as of January 1, 1993.

The Company adopted Financial Accounting Standard No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", effective for the first quarter of 1993. The cumulative effect of this accounting change was accounted for as a one-time charge to earnings of $10.1 million after-tax during the first quarter 1993. With the exception of the one-time transition obligation, FAS 106 does not have a material impact on the Company's annual earnings. During December 1992, the NAIC approved new statutory accounting principles for postretirement benefits. Statutory accounting, like GAAP accounting, requires that the liability for postretirement benefits be accrued immediately or phased in over twenty years. Unlike GAAP accounting, statutory accounting requires that only the liability related to current retirees and fully eligible or vested employees be accrued. The Insurance Group is

MANAGEMENT'S DISCUSSION AND ANALYSIS

                                        The Liberty Corporation and Subsidiaries

amortizing the transition obligation of $13.3 million pre-tax for statutory purposes instead of recognizing the entire amount as an immediate reduction of surplus. This will result in a pre-tax charge of approximately $670,000 to statutory earnings annually for 20 years.

The Company has adopted Financial Accounting Standard No. 107, "Disclosure about Fair Value of Financial Instruments" for the year ended December 31, 1993 and 1992. This statement requires disclosure of the fair value of financial instruments, whether recognized or not recognized in the Company's consolidated balance sheet. This form of disclosure is commonly known as "marking to market." FAS 107 has no impact on reported results of operations or on the carrying value of assets.

During 1992, the FASB issued Financial Accounting Standard No. 112, "Employer's Accounting for Postemployment Benefits." This statement requires current accrual for the cost of benefits to be provided to former or inactive employees and their dependents and beneficiaries before retirement. The Company adopted this statement effective for the first quarter of 1993. The cumulative effect of this accounting change was accounted for as a one-time charge of $1.9 million after-tax during first quarter 1993. With the exception of the one-time transition obligation, FAS 112 does not have a material impact on the Company's annual earnings.

Also during 1992, the FASB issued Financial Accounting Standard No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts." This statement amends FAS 60, "Accounting and Reporting by Insurance Enterprises," to eliminate the practice by insurance enterprises of reporting assets and liabilities relating to reinsured contracts net of the effects of reinsurance. The Company adopted this statement effective for the first quarter of 1993. Adoption of FAS 113 had no impact on reported earnings.

In May, 1993, the FASB issued Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" which is effective for fiscal years beginning after December 15, 1993. This statement supersedes FAS 12, "Accounting for Certain Marketable Securities" and generally replaces the historical cost accounting approach to debt securities with a fair value approach. FAS 115 will require that all affected debt and equity securities be classified into one of three categories--held-to-maturity, trading, or available-for-sale. These classifications are important in that they affect the carrying value of the security as well as the timing of gain or loss recognition in the income statement. This standard will most significantly affect the Company's accounting for its investment in fixed maturities (bonds and redeemable preferred stocks). The Company expects to adopt and implement FAS 115 during the first quarter of 1994 and currently anticipates that approximately 60% of its bond portfolio will be classified as available-for-sale and 40% as held-to-maturity and 100% of the redeemable preferred stock portfolio will be classified as available-for-sale. The adoption of FAS 115 is expected to result in an unrealized gain, net of taxes and related amortization of deferred acquisition costs, in the range of $10,000,000 to $15,000,000 on the available-for-sale portion.

Also in May, 1993, the FASB issued Financial Accounting Standard No. 114, "Accounting by Creditors for Impairments of a Loan" which is effective for fiscal years beginning after December 15, 1994. The Company plans to adopt this statement effective for the first quarter of 1995. This statement will require the Company to recognize impairments by establishing valuation allowances which will result in corresponding charges to income. At this time, the Company has not completely analyzed the impact of the adoption of FAS114, but expects that it will not have a material effect on net income or shareholders' equity.

The Company currently accounts for impairments on mortgage loans on individual, specific assets at the time the Company judges the assets to have been impaired and this impairment can be estimated. Currently the Company does not use the reserve method to account for future losses on mortgage loans. This practice reflects that the Company has historically experienced a low level of losses on its mortgage loan investments.

CONSOLIDATED BALANCE SHEETS

                                        The Liberty Corporation and Subsidiaries

December 31, 1993 and 1992 (In 000's)

                                                                                                              (Restated)
                                                                                                1993             1992
- ------------------------------------------------------------------------------------------------------------------------
ASSETS
Investments:
  Bonds, at amortized cost, market of $859,156 in 1993, $811,899 in 1992                  $  797,388       $  751,578
  Redeemable preferred stocks, at amortized cost, market of $62,013 in
    1993, $44,918 in 1992                                                                     60,285           42,827
  Nonredeemable preferred stocks, at market, cost of $44,359 in
    1993, $26,603 in 1992                                                                     48,123           29,243
  Common stocks, primarily at market, cost of $16,156 in 1993, $14,774 in 1992                20,268           18,045
  Mortgage loans                                                                             165,784          162,089
  Investment properties, at cost less accumulated depreciation
    $10,503 in 1993, $15,996 in 1992                                                          84,530           97,502
  Loans to policyholders                                                                      86,942           87,595
  Other long-term investments                                                                 82,826           72,952
  Short-term investments                                                                      13,355           26,396
- ------------------------------------------------------------------------------------------------------------------------
      Total Investments                                                                    1,359,501        1,288,227
- ------------------------------------------------------------------------------------------------------------------------
Cash                                                                                          29,487           32,180
Accrued investment income                                                                     12,736           13,400
Receivables net of bad debt reserves, $1,027 in 1993, $921 in 1992                            46,648           39,907
Receivable from reinsurers                                                                   245,210          227,640
Deferred acquisition costs                                                                   288,635          275,875
Buildings and equipment, at cost, less accumulated depreciation
  $94,553 in 1993, $89,138 in 1992                                                            63,499           63,590
Intangibles related to television operations, at cost, net of amortization
  $14,794 in 1993, $24,717 in 1992                                                            48,418           49,903
Goodwill related to insurance acquisitions, at cost, net of amortization
  $5,039 in 1993, $4,006 in 1992                                                              27,683           27,819
Other assets                                                                                  65,216           56,337
- ------------------------------------------------------------------------------------------------------------------------
                                                                                             827,532          786,651
- ------------------------------------------------------------------------------------------------------------------------
      Total Assets                                                                        $2,187,033       $2,074,878
========================================================================================================================

                                        The Liberty Corporation and Subsidiaries



                                                                                                              (Restated)
                                                                                               1993              1992
- ------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Policy liabilities:
    Future policy benefits                                                                  $1,345,504       $1,271,055
    Claims and benefits payable                                                                 17,860           17,414
    Policyholder funds                                                                          25,812           22,796
- ------------------------------------------------------------------------------------------------------------------------
                                                                                             1,389,176        1,311,265
  Notes, mortgages and other debt                                                              149,489          176,632
  Accrued income taxes                                                                          12,054            7,029
  Deferred income taxes                                                                        110,004          112,868
  Accounts payable and accrued expenses                                                         61,932           60,887
  Other liabilities                                                                             30,533           17,009
- ------------------------------------------------------------------------------------------------------------------------
      Total Liabilities                                                                      1,753,188        1,685,690
- ------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity:
  Common stock
    Authorized--50,000,000 shares, no par value
    Issued and outstanding--19,497,515 shares in 1993,
    18,859,164 shares in 1992                                                                  143,939          126,961
  Preferred stock
    Authorized--10,000,000 shares
    Issued and outstanding--none
  Unearned stock compensation                                                                   (4,475)          (3,222)
  Unrealized investment gains less deferred taxes of $2,699 in 1993, $2,010 in 1992              5,177            3,901
  Cumulative foreign currency translation adjustment                                            (1,529)            (880)
  Retained earnings                                                                            290,733          262,428
- ------------------------------------------------------------------------------------------------------------------------
      Total Shareholders' Equity                                                               433,845          389,188
- ------------------------------------------------------------------------------------------------------------------------
        Total Liabilities and Shareholders' Equity                                          $2,187,033       $2,074,878
========================================================================================================================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

                                        The Liberty Corporation and Subsidiaries

For the three years ended December 31, 1993 (In 000's, except per share data)

                                                                                                      (Restated)
                                                                               1993             1992             1991
- -----------------------------------------------------------------------------------------------------------------------
REVENUES
  Insurance premiums and policy charges                                      $250,922         $209,133         $180,517
  Broadcasting revenues                                                        87,984           89,989           88,174
  Net investment income                                                       110,966           94,624           97,562
  Service contract revenues                                                     8,383            3,393               --
  Realized investment gains                                                    14,686            5,617                3
  Other income                                                                      4               --           (1,774)
- -----------------------------------------------------------------------------------------------------------------------
      Total revenues                                                          472,945          402,756          364,482
- -----------------------------------------------------------------------------------------------------------------------
EXPENSES
  Policyholder benefits                                                       159,452          126,182          123,783
  Commissions                                                                  44,491           40,870           32,509
  General insurance expenses                                                   66,213           51,759           43,019
  Amortization of deferred acquisition costs                                   39,402           29,581           25,203
  Broadcasting expenses                                                        64,705           66,415           67,463
  Interest expense                                                              9,945           16,130           18,734
  Other expenses                                                               11,413            9,920           10,321
- -----------------------------------------------------------------------------------------------------------------------
      Total expenses                                                          395,621          340,857          321,032
- -----------------------------------------------------------------------------------------------------------------------
Income before income taxes and cumulative effect of accounting changes         77,324           61,899           43,450
Provision for income taxes                                                     26,237           21,014           12,884
- -----------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of accounting changes                          51,087           40,885           30,566
Cumulative effect of accounting changes
  FAS 106--Postretirement Benefits                                            (10,068)              --               --
  FAS 112--Postemployment Benefits                                             (1,872)              --               --
- -----------------------------------------------------------------------------------------------------------------------
Net income                                                                   $ 39,147         $ 40,885         $ 30,566
- -----------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE AMOUNTS
Income before cumulative effect of accounting changes                        $   2.62         $   2.51         $   1.93
Cumulative effect of accounting changes
  FAS 106--Postretirement Benefits                                               (.52)              --               --
  FAS 112--Postemployment Benefits                                               (.09)              --               --
- -----------------------------------------------------------------------------------------------------------------------
Net income                                                                   $   2.01         $   2.51         $   1.93
=======================================================================================================================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                        The Liberty Corporation and Subsidiaries

For the three years ended December 31, 1993 (In 000's)

                                                                                                     (Restated)
                                                                               1993             1992             1991
- -----------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                 $   39,147       $   40,885        $  30,566
Adjustments to reconcile net income to net cash provided (used) in operating activities:
    Increase (decrease) in policy liabilities                                  30,763           (3,090)         (16,116)
    Increase (decrease) in accounts payable and accrued liabilities             4,948            2,843           (1,616)
    (Increase) decrease in receivables                                        (11,569)          (2,495)           1,407
    Amortization of policy acquisition costs                                   39,402           29,581           25,203
    Policy acquisition costs deferred                                         (58,017)         (53,272)         (45,225)
    Realized investment (gains) losses                                        (14,686)          (5,617)              (3)
    Depreciation and amortization                                              12,112           13,222           16,784
    Amortization of bond premium and discount                                  (6,033)          (4,084)          (5,935)
    Provision for deferred income taxes                                        (4,062)           7,132           11,067
    Loss on reinsurance ceded                                                      --               --            1,774
    All other operating activities, net                                         4,421           (8,584)          (2,787)
- -----------------------------------------------------------------------------------------------------------------------
    NET CASH PROVIDED IN OPERATING ACTIVITIES                                  36,426           16,521           15,119
- -----------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Investment securities sold                                                     50,822           45,946           51,692
Investment securities matured or redeemed by issuer                           241,000           91,331           45,543
Cost of investment securities acquired                                       (351,900)        (153,494)        (223,625)
Mortgage loans made                                                           (28,883)         (25,491)          (6,831)
Mortgage loan repayments                                                       23,648           19,408           16,694
Purchase of investment properties, buildings and equipment                    (32,563)         (13,488)         (20,829)
Sale of investment properties, buildings and equipment                         37,238           30,062            7,361
Purchases of short-term investments                                          (781,400)        (752,840)        (391,773)
Sales of short-term investments                                               794,284          791,906          391,823
Net cash received on purchases of insurance business                               --               --           90,980
Net cash paid on purchases of insurance companies                                (722)         (66,841)              --
Net cash paid on sale of insurance business                                    (2,250)              --          (26,780)
Coinsurance of General Agency insurance business                                   --               --           28,500
All other investment activities, net                                           (1,439)          (4,940)         (19,271)
- -----------------------------------------------------------------------------------------------------------------------
    NET CASH USED IN INVESTING ACTIVITIES                                     (52,165)         (38,441)         (56,516)
- -----------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from borrowings                                                    2,192,635        1,699,000          424,400
Principal payments on debt                                                 (2,219,778)      (1,749,293)        (444,006)
Dividends paid                                                                (13,108)          (7,892)          (5,472)
Stock issued for employee benefit and compensation programs                     7,181            4,544            3,177
Common stock offering                                                           8,544           64,274               --
Return of policyholders' account balances                                     (26,201)         (22,287)         (44,372)
Receipts credited to policyholders' account balances                           63,773           59,282          106,574
- -----------------------------------------------------------------------------------------------------------------------
    NET CASH PROVIDED IN FINANCING ACTIVITIES                                  13,046           47,628           40,301
- -----------------------------------------------------------------------------------------------------------------------
(DECREASE) INCREASE IN CASH                                                    (2,693)          25,708           (1,096)
Cash at beginning of year                                                      32,180            6,472            7,568
- -----------------------------------------------------------------------------------------------------------------------
CASH AT END OF YEAR                                                        $   29,487       $   32,180        $   6,472
=======================================================================================================================


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                        The Liberty Corporation and Subsidiaries

For the three years ended December 31, 1993 (In 000's, except per share data) (RESTATED)

                                                                                                     Cumulative
                                                                                           Net         Foreign
                                                           Capital in     Unearned     Unrealized     Currency
                                         Shares    Common   Excess of       Stock      Investment    Translation  Retained
                                      Outstanding   Stock   Par Value   Compensation Gains (Losses)  Adjustments  Earnings   Total
- -----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1991
  (as previously reported)               7,847   $  7,847   $ 27,338      $(2,954)       $(3,337)     $    --    $232,978  $261,872
Restatement for change in
  accounting principle for
  income taxes                                                                                                    (18,407)  (18,407)
- -----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1991, restated     7,847      7,847     27,338       (2,954)        (3,337)          --     214,571   243,465

Net income                                                                                                         30,566    30,566
Net unrealized investment gains                                                            7,316                              7,316
Dividends ($.47)                                                                                                   (7,416)   (7,416)
Stock issued for employee benefit
  and performance incentive
  compensation programs                     72         72      2,891          193                                             3,156
Issuance of shares in connection with
  two-for-one stock split                7,918      7,918                                                          (7,918)       --
Tax benefit of stock options and
  grants                                                          21                                                             21
- -----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1991            15,837     15,837     30,250       (2,761)         3,979           --     229,803   277,108

Net income                                                                                                         40,885    40,885
Net unrealized investment losses                                                             (78)                               (78)
Dividends ($.515)                                                                                                  (8,260)   (8,260)
Foreign currency translation
  adjustment                                                                                             (880)                 (880)
Stock issued for employee benefit
  and performance incentive
  compensation programs                    202      1,697      2,917         (461)                                            4,153
Stock offering                           2,400     64,274                                                                    64,274
Elimination of par value                           33,167    (33,167)                                                            --
Stock issued as part of the purchase
  price of acquisitions                    420     11,595                                                                    11,595
Tax benefit of stock options and grants               391                                                                       391
- -----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1992            18,859    126,961        --        (3,222)         3,901         (880)    262,428   389,188

Net income                                                                                                         39,147    39,147
Net unrealized investment gains                                                            1,276                              1,276
Dividends ($.56)                                                                                                  (10,842)  (10,842)
Foreign currency translation
  adjustment                                                                                             (649)                 (649)
Stock issued for employee benefit and
  performance incentive
  compensation programs                    314      7,866                  (1,253)                                            6,613
Stock offering                             325      8,544                                                                     8,544
Tax benefit of stock options and grants               568                                                                       568
- -----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993            19,498   $143,939   $     --      $(4,475)       $ 5,177      $(1,529)   $290,733  $433,845
===================================================================================================================================

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                        The Liberty Corporation and Subsidiaries

December 31, 1993


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION--The accompanying consolidated financial statements of The Liberty Corporation and Subsidiaries (the Company) include the accounts of the Company after elimination of all significant intercompany balances and transactions. Primary operating subsidiaries are Liberty Life Insurance Company and Cosmos Broadcasting Corporation. Other subsidiaries which comprise the Insurance Group, in addition to Liberty Life, are Pierce National Life Insurance Company and Liberty Insurance Services Corporation.

INSURANCE PREMIUMS--Traditional life insurance and accident and health insurance products--Revenues are recognized over the premium paying period as they become due. For limited payment whole life products, the excess of the premiums received over the portion of the premiums required to establish reserves is deferred and recognized in income over the anticipated life of the policy.

Universal life products--Revenues for these products consist of investment income and policy charges for the cost of insurance, administration and surrenders during the period. Policy issue fees are deferred as unearned revenues and are recognized in income over the life of the policies in relation to the incidence of expected gross profits.

BENEFITS TO POLICYHOLDERS AND BENEFICIARIES--Traditional life insurance and accident and health insurance products--Benefits for these products include claims paid during the period, accrual for claims reported but not yet paid, and accrual for claims incurred but not reported based on historical claims experience modified for expected future trends.

Universal life products--Benefits for these products include the amount of claims paid in excess of the policy value accrued to the benefit of the policyholder.

INSURANCE RESERVES AND POLICY MAINTENANCE EXPENSES--Traditional life insurance and accident and health insurance--Insurance reserves and policy maintenance expenses are associated with earned premiums so as to recognize profits over the premium paying period. This association is accomplished by recognizing the liabilities for insurance reserves on a net level premium method based on assumptions deemed appropriate at the date of issue as to future investment yield, mortality, morbidity, withdrawals and maintenance expenses and including margins for adverse deviations. Interest assumptions are based on Company experience. Mortality, morbidity, and withdrawal assumptions are based on recognized actuarial tables or Company experience, as appropriate. Accident and health reserves consist principally of unearned premiums and claims reserves, including provisions for incurred but unreported claims.

Universal Life--Insurance reserves on these products are determined following the retrospective deposit method and consist of policy values that accrue to the benefit of the policyholder, unreduced by surrender charges. Insurance reserves also include deferred revenues arising from unamortized policy issue fees.

ACQUISITION COSTS--Acquisition costs incurred in the process of acquiring new business are deferred and amortized as described below. These deferred costs consist primarily of commissions and certain policy underwriting, issue and agency expenses which vary with and are directly related to production of new business. Costs assigned to the value of in-force business acquired in acquisitions are included in deferred acquisition costs.

AMORTIZATION--Traditional life insurance and accident and health insurance--Amortization is recognized in proportion to the ratio of annual premium revenue to the total anticipated premium revenue, which gives effect to actual terminations. Deferred costs are amortized over the premium paying period (not to exceed 30 years) of the related policy. Anticipated premium revenue is determined using assumptions consistent with those utilized in the determination of liabilities for insurance reserves.

Universal life--Deferred acquisition costs related to universal life are amortized in relation to the incidence of expected gross profits, over the life of the policies (not to exceed 30 years). Gross profits are equal to revenues as described above less expenses. Expenses include interest credited to policy account balances, policy administration expenses, and expected benefit payments in excess of policy account balances.

Costs assigned to the value of in force business acquired through acquisitions are amortized on a basis consistent with deferred acquisition costs.

INVESTMENTS--The Company follows a value-oriented investment philosophy in which purchases are generally made with the intention of holding investments to maturity. As market relationships change and individual investments become increasingly over or undervalued, investments may be sold and replaced with similar items. Investment philosophy is focused on the intermediate to longer-term horizon and is not oriented toward trading.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                        The Liberty Corporation and Subsidiaries

December 31, 1993


Investments are reported on the following basis:

        - Bonds and redeemable preferred stocks, which the Company has the intent and ability to hold to maturity, are carried at amortized cost which includes impairments for other than temporary declines in fair value.

        - Common stocks and nonredeemable preferred stocks are carried at fair value if owned by the insurance subsidiaries and at lower of cost or fair value if owned by the Parent or its non-insurance subsidiaries.

        - Mortgage loans on real estate are carried at amortized cost which includes write-downs for impaired value where appropriate.

        - Investment properties are carried at cost less accumulated depreciation and write-downs for impaired value where appropriate. Depreciation over the estimated useful lives of the properties is determined using principally the straight-line method.

        -        Loans to policyholders are carried at cost.

        - Other long-term investments are carried at cost which includes write-downs for impaired value where appropriate. Included in other long-term investments are investments in venture capital funds, oil and gas properties, and the Company's interest in trusts established for the assets supporting the coinsured General Agency Marketing business (see Note 3).

        - Short-term investments are carried at cost which approximates fair value.

REALIZED INVESTMENT GAINS AND LOSSES are recognized using the specific identification method to determine the cost of investments sold. Gains or losses on the sale of real estate held for investment are included in realized investment gains (losses). Gains and losses on the sale of real estate acquired for development and resale are included in net investment income. Realized gains and losses include write-downs for impaired values of investment assets. The Company establishes impairments on individual, specific assets at the time the Company judges the assets to have been impaired and this impairment can be estimated (See Note 2). Realized gains and losses also include write-downs of $1,200,000 in 1993, $2,188,000 in 1992 and $3,500,000 in 1991 related to notes receivable.

UNREALIZED INVESTMENT GAINS AND LOSSES relating to the insurance subsidiaries' investments in common stocks and nonredeemable preferred stocks are recorded directly in shareholders' equity net of deferred taxes.

BUILDINGS AND EQUIPMENT are recorded at cost. Depreciation over the estimated useful lives of the properties is determined using principally the straight-line method.

INTANGIBLE ASSETS arose in the acquisition of certain television stations. Amounts not being amortized ($4,071,000) represent the excess of the total cost over the underlying value of the tangible and amortizable intangible assets acquired prior to 1970. Amounts being amortized are expensed principally over forty years.

GOODWILL arose in the acquisition of insurance companies. Of the total, $7,324,000 is being amortized over twenty years with the remainder being amortized over forty years.

FOREIGN CURRENCY TRANSLATION has been accounted for in accordance with Financial Accounting Standard No. 52, "Foreign Currency Translation." The assets and liabilities of the Canadian operations of Pierce National Life Insurance Company, the Company's pre-need subsidiary, are translated into U.S. dollars at the year-end rate of exchange. Revenues and expenses are translated at average exchange rates. Net exchange gains and losses resulting from translation are included as a separate component of shareholders' equity. Gains and losses from foreign currency transactions are included in net income.

INTEREST RATE SWAP AGREEMENTS were used to lock in interest rates on a portion of the Company's debt. The interest differential to be paid or received was accrued as interest rates changed. Payments and/or receipts under these agreements were combined with interest expense for financial reporting purposes. In early October 1993, the Company terminated these swap agreements as discussed in Note 5.

INCOME TAXES are computed using the liability method required by Financial Accounting Standard No. 109, "Accounting for Income Taxes". Under FAS 109, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and law that will be in effect when the differences are expected to reverse.

EARNINGS PER SHARE are computed based on the weighted average number of shares outstanding during the year, including the average number of dilutive shares under stock options.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                        The Liberty Corporation and Subsidiaries

December 31, 1993


FAIR VALUES OF FINANCIAL INSTRUMENTS are estimated based on the following methods and assumptions:

        - Cash and short-term investments: The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

        - Investment securities: Fair values for fixed maturity securities (including redeemable preferred stock) are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments. The fair values for equity securities are based on quoted market prices and are recognized in the balance sheet (see Note 2).

        - Mortgage loans and policy loans: The fair values for mortgage loans and policy loans are estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations (see Note 2).

        - Other long-term investments: The Company determined that it was not practicable to estimate the fair values of its investments in venture capital because of a lack of primary and secondary market prices and the inability to estimate fair values without incurring excessive costs. The Company's investment in venture capital totals $8,059,000 at December 31, 1993. Information on the fair value of investments in a reinsurance trust included in other long-term investments is shown in Note 2.

        - Policy liabilities: Fair values for the Company's liabilities under investment-type insurance contracts that are not subject to policyholder mortality or morbidity risk are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with remaining maturities consistent with those for the contracts being valued (see Note 4).

        - Short and long-term debt: Substantially all of the Company's short and long-term debt is floating rate debt. Accordingly, the carrying amount approximates its fair value.

        - Other liabilities: Fair values on film contract obligations related to the Company's broadcasting operations were determined by discounting future cash flows using current fixed borrowing rates for similar types of borrowing arrangements. At December 31, 1993, the carrying value and fair value of these obligations were $7,189,000 and $6,582,000, respectively.

FINANCIAL ACCOUNTING STANDARD NO. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," was adopted by the Company, effective January 1, 1993. The adoption of FAS 106 resulted in a $15,254,000 transition obligation ($10,068,000 after-tax) which was expensed during the first quarter 1993 as a cumulative effect of a change in accounting principle. With the exception of the one-time transition obligation, the adoption of FAS 106 does not have a material impact on the Company's annual earnings (see Note
8).

FINANCIAL ACCOUNTING STANDARD NO. 109, "Accounting for Income Taxes," was adopted by the Company, effective January 1, 1993. The Company elected to apply the provisions of FAS 109 retroactively and to restate prior years' financial statements. Accordingly, the beginning balance of retained earnings as of January 1, 1991 has been restated to reflect a decrease of $18,407,000 to $214,571,000. The decrease in retained earnings was the result of providing additional deferred taxes under FAS 109. These additional deferred taxes relate primarily to years prior to 1984 when deferred taxes were established for insurance operations at an effective tax rate lower than the rate anticipated at the time of adoption of FAS 109 (see Note 9).

FINANCIAL ACCOUNTING STANDARD NO. 112, "Employers' Accounting for Postemployment Benefits," was adopted by the Company, effective January 1, 1993. This standard requires the accrual of benefits provided to former or inactive employees and their dependents and beneficiaries after termination of employment but before retirement. The adoption of FAS 112 resulted in a $2,837,000 transition obligation ($1,872,000 after-tax) which was expensed during the first quarter as a cumulative effect of a change in accounting principle. With the exception of the one-time transition obligation, the adoption of FAS 112 does not have a material impact on the Company's annual earnings.

FINANCIAL ACCOUNTING STANDARD NO. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts," was adopted by the Company, effective January 1, 1993, by restating prior years' financial statements. This standard requires insurance enterprises to report assets and liabilities relating to reinsured contracts gross of the effects of reinsurance. Adoption of this statement had no impact on the Company's reported earnings (see Note 3).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                        The Liberty Corporation and Subsidiaries

December 31, 1993


FINANCIAL ACCOUNTING STANDARD NO. 115, "Accounting for Certain Investments in Debt and Equity Securities" was issued by the Financial Accounting Standards Board in May 1993 and is effective for fiscal years beginning after December 15, 1993. This statement supersedes FAS 12, "Accounting for Certain Marketable Securities" and generally replaces the historical cost accounting approach to debt securities with a fair value approach. FAS 115 will require that all affected debt and equity securities be classified into one of three categories-- held-to-maturity, trading or available-for-sale. These classifications are important in that they affect the carrying value of the security as well as the timing of gain or loss recognition in the income statement. This standard will most significantly affect the Company's accounting for its investment in fixed maturities (bonds and redeemable preferred stocks). The Company expects to adopt and implement FAS115 during the first quarter of 1994. The Company currently anticipates that approximately 60% of its bond portfolio will be classified as available-for-sale and 40% as held-to-maturity and 100% of the redeemable preferred stock portfolio will be classified as available-for-sale. The adoption of FAS 115 is expected to result in an unrealized gain, net of taxes and related amortization of deferred acquisition costs, in the range of $10,000,000 to $15,000,000 for the available-for-sale portion.

FINANCIAL ACCOUNTING STANDARD NO. 114 "Accounting by Creditors for Impairments of a Loan" was issued by the Financial Accounting Standards Board in May 1993 and is effective for fiscal years beginning after December 15, 1994. The Company plans to adopt this statement effective for the first quarter of 1995. This statement will require the Company to recognize impairments by establishing valuation allowances which will result in corresponding charges to income. At this time, the Company has not completely analyzed the impact of the adoption of FAS114, but expects that it will not have a material effect on net income or shareholders' equity.

RECLASSIFICATIONS have been made in the 1992 and 1991 Consolidated Financial Statements to conform to the 1993 presentation.

2. INVESTMENTS

Investment securities as of December 31, 1993 and 1992, consist of the following:

                                                                        Balance
                                                         Fair            Sheet
1993 (In 000's)                           Cost           Value          Amount
- --------------------------------------------------------------------------------
Bonds                                 $  797,388      $  859,156      $  797,388
Preferred stocks:
  Redeemable                              60,285          62,013          60,285
  Nonredeemable                           44,359          48,123          48,123
Common stocks                             16,156          20,478          20,268
Other long-term investments:
  Reinsurance trust                       56,780          59,223          56,780
  Other                                   26,046          26,046          26,046
Short-term investments                    13,355          13,183          13,355
- --------------------------------------------------------------------------------
    Total                             $1,014,369      $1,088,222      $1,022,245
================================================================================

                                         Balance
                                          Fair           Sheet
1992 (In 000's)                           Cost           Value           Amount
- --------------------------------------------------------------------------------
Bonds                                 $  751,578      $  811,899      $  751,578
Preferred stocks:
  Redeemable                              42,827          44,918          42,827
  Nonredeemable                           26,603          29,243          29,243
Common stocks                             14,774          18,675          18,045
Other long-term investments:
  Reinsurance trust                       47,033          50,881          47,033
  Other                                   25,919          25,919          25,919
Short-term investments                    26,396          26,396          26,396
- --------------------------------------------------------------------------------
    Total                             $  935,130      $1,007,931      $  941,041
================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                        The Liberty Corporation and Subsidiaries

December 31, 1993


The estimated fair value and balance sheet amount of the Company's investments in mortgage loans and policy loans were as follows at December 31, 1993:

                                                                                                 Estimated        Balance
                                                                                                   Fair            Sheet
(In 000's)                                                                                         Value           Amount
- --------------------------------------------------------------------------------------------------------------------------
Mortgage loans                                                                                   $176,338        $165,784
- --------------------------------------------------------------------------------------------------------------------------
Loans to policyholders                                                                           $ 84,029        $ 86,942
==========================================================================================================================

Gross realized gains (losses) and the change in gross unrealized gains (losses) on the Company's fixed maturities (bonds and redeemable preferred stocks) and equity securities are summarized as follows:

                                                                                                               Total Gains
                                                                                    Fixed          Equity      (Losses) on
(In 000's)                                                                        Maturities     Securities    Investments
- --------------------------------------------------------------------------------------------------------------------------
1993
Gross realized                                                                     $ 10,705      $  6,546        $ 17,251
Gross unrealized                                                                      1,084         1,965           3,049
- --------------------------------------------------------------------------------------------------------------------------
Combined                                                                           $ 11,789      $  8,511        $ 20,300
- --------------------------------------------------------------------------------------------------------------------------
1992
Gross realized                                                                     $  2,834      $  3,026        $  5,860
Gross unrealized                                                                    (11,911)         (129)        (12,040)
- --------------------------------------------------------------------------------------------------------------------------
Combined                                                                           $ (9,077)     $  2,897        $ (6,180)
- --------------------------------------------------------------------------------------------------------------------------
1991
Gross realized                                                                     $  2,677      $  3,033        $  5,710
Gross unrealized                                                                     42,920        11,096          54,016
- --------------------------------------------------------------------------------------------------------------------------
Combined                                                                           $ 45,597      $ 14,129        $ 59,726
==========================================================================================================================

The schedule below details consolidated investment income and related investment expenses for the three years ended December 31.

(In 000's)                                                                           1993           1992          1991
- --------------------------------------------------------------------------------------------------------------------------
Interest on
  --Bonds                                                                          $ 74,438      $ 60,137        $ 65,536
  --Mortgage loans                                                                   15,452        15,786          15,621
  --Loans to policyholders                                                            4,162         4,097           4,654
  --Short-term investments                                                            1,376         1,542           2,070
Dividends on
  --Preferred stocks                                                                  7,469         4,697           6,330
  --Common stocks                                                                       376           623             835
Investment property rentals                                                           4,265         5,828           6,197
Net gain on investment properties held for development                                4,501         2,885           1,720
Other investment income                                                               5,987         5,970           2,100
- --------------------------------------------------------------------------------------------------------------------------
Total investment income                                                             118,026       101,565         105,063
Investment expenses                                                                   7,060         6,941           7,501
- --------------------------------------------------------------------------------------------------------------------------
Net investment income                                                              $110,966      $ 94,624        $ 97,562
==========================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                        The Liberty Corporation and Subsidiaries

December 31, 1993


Amortized cost and estimated fair values of investment in fixed maturities at December 31, 1993 and 1992 are as follows:

                                                                                 Gross          Gross
                                                             Amortized         Unrealized     Unrealized         Fair
1993 (In 000's)                                                Cost              Gains          Losses          Value
- -----------------------------------------------------------------------------------------------------------------------
US Treasury securities and obligations of US government
  corporations and agencies                                  $ 28,056           $   834        $   148         $ 28,742
Obligations of states and political subdivisions               18,530             1,264            205           19,589
Debt securities issued by foreign governments                  23,418               702            103           24,017
Corporate securities                                          304,324            32,962          1,228          336,058
Mortgage-backed securities                                    482,521            29,699            804          511,416
Other debt securities                                             824               620             97            1,347
- -----------------------------------------------------------------------------------------------------------------------
Total                                                        $857,673           $66,081        $ 2,585         $921,169
=======================================================================================================================


                                                                                 Gross           Gross
                                                             Amortized         Unrealized     Unrealized         Fair
1992 (In 000's)                                                Cost              Gains          Losses          Value
- -----------------------------------------------------------------------------------------------------------------------
US Treasury securities and obligations of US government
  corporations and agencies                                  $ 47,534           $ 2,358        $   162         $ 49,730
Obligations of states and political subdivisions                2,707               154            127            2,734
Debt securities issued by foreign governments                  31,429               284            168           31,545
Corporate securities                                          260,797            38,103            823          298,077
Mortgage-backed securities                                    450,671            23,715          1,342          473,044
Other debt securities                                           1,267               557            137            1,687
- -----------------------------------------------------------------------------------------------------------------------
Total                                                        $794,405           $65,171        $ 2,759         $856,817
=======================================================================================================================

Proceeds from sales of fixed maturities and the related gross realized gains and losses for the three years ended December 31 are shown below. The amounts shown below do not include those related to unscheduled redemptions or prepayments, nor do they reflect any impairments taken during the years presented.

(In 000's)                                                                        1993           1992            1991
- -----------------------------------------------------------------------------------------------------------------------
Proceeds from sales                                                             $10,124        $13,897         $ 36,077
Gross realized gains                                                                383            328            2,016
Gross realized losses                                                              (294)          (214)            (521)

At December 31, 1993, gross unrealized gains pertaining to equity securities were $9,410,000 and gross unrealized losses were $1,535,000.

The following investment assets were non-income producing for the twelve months ended December 31, 1993:

(In 000's)                                                                                         Balance Sheet Amount
- -----------------------------------------------------------------------------------------------------------------------
Investment properties                                                                                    $13,629
Other long-term investments                                                                                7,908
Mortgage loans                                                                                             1,105
Fixed maturities                                                                                             315
- -----------------------------------------------------------------------------------------------------------------------
Total                                                                                                    $22,957
=======================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                        The Liberty Corporation and Subsidiaries

December 31, 1993


For the year ended December 31, 1993, the Company incurred realized losses of $6,227,000 due to impairment of assets included in the year-end investment portfolio. Cumulative write-downs on the total investment portfolio by asset category at December 31, 1993 are as follows:

(In 000's)
- -----------------------------------------------------------------------------------------------------------------------
Mortgage loans                                                                                                 $ 3,235
Investment properties                                                                                            3,600
Other long-term investments                                                                                      5,007
Equity securities                                                                                                2,244
Fixed maturities                                                                                                 1,380
- -----------------------------------------------------------------------------------------------------------------------
Cumulative write-downs                                                                                         $15,466
=======================================================================================================================

The amortized cost and estimated fair value of fixed maturities at December 31, 1993, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                             Amortized          Fair
(In 000's)                                                                                     Cost             Value
- -----------------------------------------------------------------------------------------------------------------------
Due in one year or less                                                                       $   33,382       $ 33,803
Due after one year through five years                                                            113,175        126,144
Due after five years through ten years                                                           127,732        143,543
Due after ten years                                                                              100,863        106,263
- -----------------------------------------------------------------------------------------------------------------------
                                                                                                 375,152        409,753
Mortgage-backed securities primarily maturing in five to twenty-five years                       482,521        511,416
- -----------------------------------------------------------------------------------------------------------------------
Total                                                                                         $  857,673       $921,169
=======================================================================================================================

Below is listed investment information relative to the Company's insurance operations reflected in the consolidated financial statements and is after elimination of intercompany items.

(In 000's)                                                                      1993             1992            1991
- -----------------------------------------------------------------------------------------------------------------------
Invested assets                                                              $1,308,312       $1,229,215       $963,803
Gross investment income                                                         111,346           93,953         96,643
Net investment income                                                           106,864           90,120         93,066
Gross realized investment gains (losses)                                         14,320             (383)        (3,852)
Gross unrealized investment gains                                                 9,410            8,595         10,925
Gross unrealized investment losses                                                1,535            2,684          4,885
Change in equity due to net change in unrealized investment gains (losses)        1,276              (78)         7,316

3. REINSURANCE AGREEMENTS

Effective January 1, 1993, the Company adopted FAS 113, "Accounting & Reporting for Reinsurance of Short-Duration and Long-Duration Contracts". As permitted by FAS 113, the Company elected to restate its financial statements to report reinsurance assets and liabilities on a gross basis for all periods presented in the financial statements. In addition, certain information presented in the unaudited "Six Years in Review" section and Note 13 has been restated to comply with the provisions of FAS 113. The Company previously reported assets and liabilities relating to reinsured contracts net of the effects of reinsurance.

The application of the new rules pursuant to FAS 113 had no impact on reported net income. The following restated balance sheet amounts at December 31, 1992 are significantly different from the amounts originally reported. In addition, there were several individually insignificant restatements made to increase net other assets and liabilities by $3.1 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                        The Liberty Corporation and Subsidiaries

December 31, 1993


                                                 As Originally      As Restated
(In 000's)                                         Reported        Under FAS 113
- --------------------------------------------------------------------------------
Policy benefits                                   $1,030,889         $1,271,055
Receivable from reinsurers                                --            227,640
Policy loans                                          71,957             87,595

The Company uses reinsurance as a risk management tool in the normal course of business and in isolated strategic transactions to effectively buy or sell blocks of in force business. The reinsurance contracts do not relieve the Company from its contract with its policyholders and it remains contingently liable should any reinsurer be unable to meet its obligations.

Amounts paid or deemed to be paid for reinsurance contracts are recorded as reinsurance receivables. The cost of reinsurance related to long-term duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

On December 31, 1991, Liberty Life entered into an agreement with Life Reassurance Corporation (Life Re) to coinsure its General Agency Division's universal life policies in force. The agreement provided for 80% coinsurance on policies in force at December 31, 1991, and 50% coinsurance on policies issued subsequent to such date. The transaction resulted in a charge to 1991 earnings of $1.8 million before income taxes. Under the terms of the agreement, assets supporting the business ceded are required to be held in trusts. At December 31, 1993, Liberty Life's interest in the trusts consisted of investments with a book value of $56.8 million ($51.2 million in bonds, $3.5 million in cash and $2.1 million in preferred stocks) and a fair value of $59.2 million. Liberty Life's interest in the trust is included in other long-term investments. The book and fair value of Liberty Life's investments in the trust at December 31, 1992 were $47.0 million and $50.9 million, respectively. The book value and market value of Life Re's portion of assets held in trust at December 31, 1993 were $206.1 million and $215.8 million, respectively. These invested assets had an average rating of AA+. Comparable amounts at December 31, 1992 were $181.8 million and $189.5 million, respectively. The total face value of insurance ceded to Life Re at December 31, 1993 was $3.0 billion and the Company has recorded a receivable related to this transaction from Life Re of $235.3 million as of December 31, 1993. Currently, Life Re has an A.M. Best rating of A+. During 1993 Liberty Life had ceded premiums and policy charges of $18.3 million under the agreement.

During 1991 Liberty Life acquired (through an assumption reinsurance agreement) a block of home service and ordinary business at a cost of $39 million. In December 1991, a portion of the block acquired was sold for $10.4 million. Effective December 31, 1991, the Company acquired (under an indemnity/assumption reinsurance agreement) a block of mortgage protection business for $20.5 million.

Effective September 30, 1991, Liberty Life entered into an agreement to coinsure 50% of its Career Agency line of business. Under generally accepted accounting principles this agreement has been treated as financial reinsurance, and no reserve reduction had been taken for the business ceded. Accordingly, there was no financial reporting impact from the adoption of FAS 113 related to this agreement. The reinsurance contract contains an escrow agreement that requires assets equal to the reserves reinsured, as determined under statutory accounting principles, be held in escrow for the benefit of this block of business. At December 31, 1993, the invested assets held in escrow were approximately $231 million.

The Insurance Group also reinsures with other insurance companies portions of the life insurance it writes in order to limit its exposure on large or substandard risks. Due to this broad allocation of reinsurance with several insurance companies, there exists no significant concentration of credit risk. The maximum amount of life insurance that Liberty Life will retain on any life is $300,000, plus an additional $50,000 in the event of accidental death. This maximum is reduced for higher ages and for special classes of risks. The maximum amount of life insurance that Pierce National will retain on any life is $50,000. Insurance in excess of the retention limits is either automatically ceded under reinsurance agreements or is reinsured on an individually agreed basis with other insurance companies.

The Company remains contingently liable with respect to reinsurance ceded should any reinsurer be unable to meet the obligations assumed by it. At December 31, 1993, $4.8 billion (24%) of the Insurance Group's total $20.2 billion gross insurance in force was ceded to other companies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                        The Liberty Corporation and Subsidiaries

December 31, 1993


The effect of reinsurance on premiums and amounts earned for the years ended December 31, 1993, 1992 and 1991 was as follows:

(In 000's)                                       1993        1992        1991
- -------------------------------------------------------------------------------
Direct premiums                                $278,454    $237,603    $184,689
Reinsurance assumed                               2,089       2,826       3,945
Reinsurance ceded                               (29,621)    (31,296)     (8,117)
- -------------------------------------------------------------------------------
Net premiums and amounts earned                $250,922    $209,133    $180,517
- -------------------------------------------------------------------------------
Gross benefits                                 $174,588    $137,088    $124,330
Reinsurance recoveries                          (15,136)    (10,906)       (547)
- -------------------------------------------------------------------------------
Net benefits                                   $159,452    $126,182    $123,783
===============================================================================

4. DEFERRED ACQUISITION COSTS AND FUTURE POLICY BENEFITS

A summary of the changes in deferred acquisition costs, which includes the costs assigned to the value of the in force business acquired through acquisitions, is set forth as follows:

(In 000's)                                       1993        1992        1991
- -------------------------------------------------------------------------------
Beginning balance                              $275,875    $211,829    $250,961
Deferred during the year                         58,017      53,272      45,225
Amortized during the year                       (39,402)    (29,581)    (25,203)
Related to insurance in force acquired              317      40,617      17,063
Related to insurance in force ceded              (6,082)         --     (76,217)
Adjustment for foreign currency translation         (90)       (262)         --
- -------------------------------------------------------------------------------
Ending balance                                 $288,635    $275,875    $211,829
===============================================================================

A summary of the changes in costs assigned to the value of the in force business acquired through acquisitions, which is included as a component of deferred acquisitions costs above, is as follows:

(In 000's)                                       1993        1992        1991
- -------------------------------------------------------------------------------
Beginning balance                              $ 63,930    $ 30,266    $ 16,050
Additions from acquisitions                         317      40,617      17,063
Interest accrued                                  4,426       2,938       1,192
Foreign currency adjustment                          --        (232)         --
Amortized during the year                       (11,911)     (9,659)     (4,039)
- -------------------------------------------------------------------------------
Ending Balance                                 $ 56,762    $ 63,930    $ 30,266
===============================================================================

The Company accounts for these costs in a manner consistent with deferred acquisition costs. The Company's interest rate used to amortize these costs is 7.75% for a majority of the asset. Periodically, the Company performs the "net liability" premium deficiency test in order to analyze potential impairments. The Company incurred no write-offs due to impairments as a result of this test for the year ended December 31, 1993. Under current assumptions, amortization of these costs for the next five years is as follows:

(In 000's)                                                         Amortization
- -------------------------------------------------------------------------------
1994                                                                   $ 10,298
1995                                                                      9,037
1996                                                                      7,964
1997                                                                      6,979
1998                                                                      5,196

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                        The Liberty Corporation and Subsidiaries

December 31, 1993


The liabilities for traditional life insurance and accident and health insurance policy benefits and expenses are computed using a net level premium method, including assumptions based on the Company's experience, modified as necessary to reflect anticipated trends and to include provisions for possible unfavorable deviations. Reserve interest assumptions are graded and range from 3.5% to 9.5%. Such liabilities are, for some plans, graded to equal statutory values or cash values at or prior to maturity. The weighted average assumed investment yield for all traditional life and accident and health policy reserves was 6.8%, 6.8%, and 6.9% in 1993, 1992, and 1991, respectively. Benefit reserves for traditional life insurance policies include certain deferred profits on limited-payment policies that are being recognized in income over the policy term. Policy benefit claims are charged to expense in the period that the claims are incurred.

Benefit reserves for universal life insurance and investment products are computed under a retrospective deposit method and represent policy account balances before applicable surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances. Interest crediting rates for universal life and investment products range from 5.8% to 8.0% in 1993, 6.5% to 8.3% in 1992, and 7.3% to 8.8% in 1991.

Participating business accounts for approximately 1% of the Company's life insurance in force and premium income. The dividend to be paid is determined annually by the Board of Directors. At December 31, 1993, the carrying value and fair value of the Company's liabilities under investment type insurance contracts not subject to policyholder mortality and morbidity risk was $30.0 million and $28.1 million, respectively.

5. NOTES, MORTGAGES, AND REVOLVING CREDIT AGREEMENT

The debt obligations at December 31 are as follows:

(In 000's)                                                                  INTEREST RATE %        1993          1992
- -----------------------------------------------------------------------------------------------------------------------
Borrowings under revolving credit agreement and lines of credit                   3.7            $145,500      $174,400
Other notes due to banks                                                          3.4                 792         1,108
Mortgage loans on investment property                                         8.0 to 12.5           3,146           938
Other                                                                             9.0                  51           186
- -----------------------------------------------------------------------------------------------------------------------
Total                                                                                            $149,489      $176,632
=======================================================================================================================

The mortgage loans are secured by property with a net carrying value of $7,273,000 at December 31, 1993. Maturities of the debt obligations at December 31, 1993 are as follows:

Maturities                                                                                                      Amount
- -----------------------------------------------------------------------------------------------------------------------
1994                                                                                                           $ 31,997
1995                                                                                                              1,332
1996                                                                                                                401
1997                                                                                                            115,019
1998                                                                                                                 21
Thereafter                                                                                                          719
- -----------------------------------------------------------------------------------------------------------------------
Total                                                                                                          $149,489
=======================================================================================================================

On September 28, 1993 the Company completed the restructuring of its $250,000,000 revolving credit facility into a new $325,000,000, three and one-year facility which will mature on April 1, 1997 and includes a one year extension provision at the Company's option. This facility provides funds to meet working capital requirements and finance acquisitions. The Company borrowed $3,500,000 under the facility during 1993 to partially fund the acquisition of a block of business of Estate Assurance Company ("Estate") and borrowed $25,000,000 and $21,400,000 during 1992 to partially fund the acquisitions of Pierce National Life Insurance Company ("Pierce National") and Magnolia Life Insurance Company ("Magnolia Life") (See Note 12). At December 31, 1993 the Company's borrowings against the revolving credit agreement were $115,000,000. During 1993 the maximum amount outstanding on the revolving credit agreement amounted to approximately $168,000,000 with an average balance outstanding of approximately $150,667,000 and an average weighted interest rate of 6.6%. In addition to the revolving credit facility, the Company also uses several lines of credit totalling $44,000,000 to manage day-to-day cash flow. The amount borrowed against the lines of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                        The Liberty Corporation and Subsidiaries

December 31, 1993


credit at December 31, 1993 was $30,500,000. The average balance outstanding on the lines of credit was approximately $10,925,000 during 1993 with a maximum borrowing of $30,500,000 and an average weighted interest rate of 3.7%.

The revolving credit agreement provides for borrowing at interest rates based on a formula that incorporates the use of Eurodollar, certificate of deposit, prime rate, or federal funds rate. The applicable interest rate includes a margin which varies according to the Company's ratio of consolidated debt to cash flow. The Company also has the option to solicit money market interest quotes from the bank group on $162,500,000 of the credit facility. A facility fee is charged on the facility based on the total $325,000,000 commitment and varies depending on the Company's ratio of consolidated debt to cash flow.

The revolving credit agreement contains certain restrictions. One restriction requires the total available commitment of $325,000,000 to be permanently reduced by the fair market value of certain asset sales exceeding $10,000,000 during any fiscal year during the term of the agreement. Other significant restrictions include the following: (1) aggregate consolidated debt outstanding may not exceed $335,000,000; (2) cash dividends may not exceed 50% of cumulative consolidated net income for all fiscal periods beginning after January 1, 1993; (3) repurchase of Liberty Life's preferred stock by the Company or repurchase of its common stock may not exceed $10,000,000 in any fiscal year and $25,000,000 over the credit term; (4) consolidated shareholders' equity may not be less than a defined minimum, which at December 31, 1993 was $411,896,000; and (5) capital expenditures may not exceed $7,500,000 in any fiscal year beginning after December 31, 1993. As defined, capital expenditures exclude investment properties, computer software expenditures within Liberty's Insurance Group, and film payments. Additionally, the Company must also comply with several financial covenant restrictions under the revolving credit agreement including defined ratios of consolidated debt to cash flow, consolidated debt to consolidated total capital, and fixed charges coverage.

The Company used proceeds, net of capitalized costs, of $8,544,000 received in January 1993 in connection with the exercise of the over-allotment provision of the stock offering and $64,274,000 received in December 1992 from the stock offering to repay borrowings under the revolving credit agreement. (See Note
7).

During October 1993, the Company terminated all of its remaining interest rate swap agreements which covered $67,143,000 of the outstanding debt. The termination of these swaps resulted in a loss of $1,003,000, net of taxes.

Interest paid, net of amounts capitalized, amounted to approximately $12,580,000, $15,918,000 and $20,131,000 in 1993, 1992 and 1991, respectively.
Interest capitalized amounted to $1,161,000, $1,049,000 and $1,252,000 in 1993,
1992 and 1991, respectively.

6. COMMITMENTS AND CONTINGENCIES

At December 31, 1993 the Company had commitments for additional investments and other items totaling $21,763,000.

The Company has lease agreements, primarily for branch offices, data processing and telephone equipment, which expire on various dates through 2004, none of which are material capital leases. Most of these agreements have optional renewal provisions covering additional periods of one to ten years. All leases were made in the ordinary course of business and contain no significant restrictions or obligations. Future commitments under operating leases are not material. Annual rental expense amounted to approximately $6,225,000, $4,491,000 and $3,809,000 in 1993, 1992 and 1991, respectively.

Most states have laws requiring solvent life insurance companies to pay guaranty fund assessments to protect the interests of policyholders of insolvent life insurance companies. Due to the recent increase in the number of companies that are under regulatory supervision, there is expected to be an increase in assessments by state guaranty funds. Under present law, most assessments can be recovered through a credit against future premium taxes. The Company has reviewed its exposure to potential assessments, and the effect on its financial position and results of operations is not expected to be material.

The Company has one pending insurance acquisition and one pending real estate acquisition, both of which are expected to close during the first half of 1994 (See Note 12).

7. SHAREHOLDERS' EQUITY

On December 17, 1992 the Company completed the public offering of 2,400,000 shares of its common stock at a price of $28.25 per share. The offering generated net proceeds of $64,274,000 which were used to repay bank debt. On January 8, 1993 the underwriters of the offering exercised the over-allotment provision, resulting in the issuance of an additional 325,100 shares at the same per share price of $28.25. This provided the Company with additional net proceeds of $8,544,000 which were also used to repay bank debt (See Note 5).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                        The Liberty Corporation and Subsidiaries

December 31, 1993


Pro-forma earnings per share of $2.27 on an as reported basis for the year ended December 31, 1992 gives effect to the net proceeds of the stock offering used to retire bank debt as though the offering and the repayment of debt had occurred at the beginning of the year. This pro-forma earnings per share includes the exercise of the over-allotment provision and was based on assumed net proceeds of $26.93 per share and a pre-tax floating interest rate of 4.3% on such debt. Pro-forma results are not necessarily indicative of the results that actually would have occurred or which will be obtained in the future.

On October 1, 1992 the Company issued 409,795 shares of its common stock at $27.575 per share as part of the purchase price of Magnolia Life Insurance Company. Ten thousand shares of the Company's common stock were issued at $29.50 per share in connection with the purchase of Pierce National Life Insurance Company on July 2, 1992.

On May 5, 1992 the Company's shareholders adopted an amendment to the Articles of Incorporation (the "Amendment") to eliminate the concept of par value with respect to the Company's shares of stock. Effective May 14, 1992, the Amendment serves to conform the Company's Articles of Incorporation to the South Carolina Business Corporations Act of 1988 which revised substantially all of the South Carolina law governing general business corporations, South Carolina being the jurisdiction in which the Company's principal place of business is located and its state of incorporation.

On November 5, 1991 the Company's Board of Directors declared a two-for-one split of its common stock payable in the form of a 100 percent stock dividend which was distributed on December 2, 1991 to shareholders of record on November 25, 1991. The par value of the additional 7,916,739 shares of common stock issued in connection with the stock split was credited to common stock and a like amount charged to retained earnings. All share and per share data have been restated for all periods presented to reflect the stock split.

The Company has a Performance Incentive Compensation Program (the "Program") which provides that the Compensation Committee of the Board of Directors may grant: (a) incentive stock options within the meaning of Section 422 of the Internal Revenue Code; (b)non-qualified stock options; (c) performance units;
(d) awards of restricted shares of the Company's common stock; or (e) all or any combination of the foregoing to officers and key employees. Only common stock, not to exceed 2,800,000 shares, may be delivered under the Program; and shares so delivered will be made available from the authorized but unissued shares or from shares reacquired by the Company, including shares purchased in the open market. The aggregate number of shares which may be acquired by any participant in the Program shall not exceed 20% of the shares subject to the Program. As of December 31, 1993, 46 officers and employees were participants in the Program. There is no fixed number of persons eligible for participation.

Restricted shares awarded to participants under the Program vest in equal annual installments, generally over the five-year period commencing on the date the shares are awarded. Non-vested shares may not be assigned, transferred, pledged or otherwise encumbered or disposed of. During the applicable restriction period, the Company retains possession of the certificates for the restricted shares with executed stock powers attached. Participants are entitled to dividends and voting rights with respect to the restricted shares.

Stock options under the Program are issued at 100% of the market price on the date of grant, are vested over such period of time, which may not be less than one year, as may be established by the Compensation Committee, and expire ten years after the grant. Of the incentive stock options outstanding, 116,240 were exercisable at December 31, 1993, 191,700 were exercisable at December 31, 1992 and 183,700 were exercisable at December 31, 1991. Of the non-qualified options outstanding, 191,800 were exercisable at December 31, 1993, 137,200 were exercisable at December 31, 1992 and 84,800 were exercisable at December 31, 1991. The options expire on various dates beginning January 3, 1994 and ending June 14, 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                        The Liberty Corporation and Subsidiaries

December 31, 1993


The following schedule summarizes activity in the Program during 1993, 1992 and 1991.

                                                                           Incentive                  Non-Qualified
                                           Restricted Shares             Stock Options                Stock Options
- -----------------------------------------------------------------------------------------------------------------------
                                         Number      Market Price     Number       Average        Number        Average
                                           of          at Date          of         Exercise         of         Exercise
                                         Shares        of Grant      Options        Price         Options        Price
- -----------------------------------------------------------------------------------------------------------------------
Outstanding 1/1/91                       266,400                     210,300        $16.84        225,000       $21.14
Awarded                                   90,700        $20.37            --                       70,000        20.13
Vested                                   (81,800)        19.64
Exercised                                                             (3,000)        17.19         (2,000)       16.25
Forfeited                                     --                          --                      (11,000)       16.25
- -----------------------------------------------------------------------------------------------------------------------
Outstanding 12/31/91                     275,300                     207,300        $16.83        282,000       $21.02
Awarded                                   83,490         25.63            --                      127,000        24.89
Vested                                   (86,940)        20.00
Exercised                                                            (15,600)        17.74         (1,210)       19.50
Forfeited                                     --                          --                       (3,790)       19.50
- -----------------------------------------------------------------------------------------------------------------------
Outstanding 12/31/92                     271,850                     191,700        $16.75        404,000       $22.26
Awarded                                   90,220         29.23            --                       75,500        29.38
Vested                                   (98,638)        31.43
Exercised                                                            (75,460)        14.80        (30,200)       20.20
Forfeited                                 (4,749)        27.97            --                       (3,200)       24.31
- -----------------------------------------------------------------------------------------------------------------------
Outstanding 12/31/93                     258,683                     116,240        $18.02        446,100       $23.59
=======================================================================================================================

At December 31, 1993, 741,130 shares of the Company's stock were reserved for future grants under the Program.

Under the Program, a committee of the Board is authorized to grant a request for alternative settlement of any outstanding stock option. An optionee is permitted to request exchange of his option for an amount equal to the excess of the market value of the shares on the date of the request over the option price. This amount can be paid in the form of shares of the Company's common stock (valued at its market price at the date of the request), cash, or a combination thereof.

The Company had an earlier non-qualified Stock Option Plan (the "Plan") which expired March 31, 1985. No options were granted under the Plan during the period January 1, 1983 through March 31, 1985; and no further options can be granted. The last of the options expired on May 7, 1992 and all available options were exercised before the expiration date. The following schedule summarizes activity in the Plan during 1993, 1992 and 1991.

                                                                                             Number of          Average
                                                                                              Options          Exercise
                                                                                            Outstanding          Price
- -----------------------------------------------------------------------------------------------------------------------
Outstanding--January 1, 1991                                                                  26,000             $6.75
  Exercised                                                                                       --                --
- -----------------------------------------------------------------------------------------------------------------------
Outstanding--December 31, 1991                                                                26,000              6.75
  Exercised                                                                                  (26,000)             6.75
- -----------------------------------------------------------------------------------------------------------------------
Outstanding--December 31, 1992                                                                    --                --
  Exercised                                                                                       --                --
- -----------------------------------------------------------------------------------------------------------------------
Outstanding--December 31, 1993                                                                    --                --
=======================================================================================================================

Shareholders' equity as determined under generally accepted accounting principles of the Company's Insurance Group was $484,357,000 and $464,837,000 at December 31, 1993 and 1992, respectively. The comparable amounts as determined under

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                        The Liberty Corporation and Subsidiaries

December 31, 1993


statutory accounting practices were $151,646,000 and $148,233,000 at December 31, 1993 and 1992, respectively. Retained earnings exceed statutory unassigned surplus by $338,662,000, which amount is restricted and, therefore, not available for dividends. Without regulatory approval, dividends are generally limited to prior year statutory gain from operations.

In August, 1990 the Company adopted a Shareholder Rights Plan and declared a dividend of one right for each outstanding share of common stock. Upon becoming exercisable, each right entitles the holder to purchase one one-hundredth of a share of Series A Participating Cumulative Preferred stock (Series A Preferred no par value per share, at a price of $150, subject to adjustment). The rights are not exercisable into common stock or transferable apart from the common stock; and no separate rights certificates will be distributed until ten business days after the public announcement that a person or group ("Acquiring Person") either (i) has acquired, or has obtained the right to acquire, beneficial ownership of 20 percent or more of the outstanding common shares, or
(ii) has commenced, or announced an intention, to make a tender offer or exchange offer if, upon consummation, such person or group would be the beneficial owner of 20 percent or more of the outstanding common shares. Acquiring Person does not include any person who beneficially owns 20 percent or more of the Company's common stock: (1) as a result of the reduction in the number of shares of common stock outstanding due to the Company's acquisition of its common stock; (2) as a result of (a) a transfer by will or the laws of descent and distribution, (b) the transfer of shares to any member of the transferor's immediate family or to a trust for the benefit of a member of the transferor's immediate family, (c) a divorce decree or settlement or (d) the transfer of shares to a beneficiary of a trust; or (3) as a result of any acquisition of shares pursuant to an employee benefit plan of the Company.

If such rights become exercisable as a result of clause (i) described above, each right will entitle its holder, other than the Acquiring Person, upon payment of the $150 exercise price, to receive common shares with a deemed market value of twice such exercise price. Such rights for common shares will not be triggered if the 20 percent acquisition is made pursuant to a tender or exchange offer for all outstanding common shares which a majority of the Continuing Directors (as defined in the plan) of the Company deem to be in the best interests of the Company and its shareholders. If there is a merger with an acquirer of 20 percent or more of the Company's common stock and the Company is not the surviving corporation, or more than 50 percent of the Company's assets, earning power, or cash flow is transferred or sold, each right will entitle its holder to receive the acquiring company's common shares with a deemed market value of twice such exercise price.

All of the rights may be redeemed by the Board of Directors of the Company at a price of $.01 per right until ten business days (or such later date as the Board of Directors determines) after the public announcement that a person or group has acquired beneficial ownership of 20 percent or more of the outstanding common shares. After a person or group acquires 20 percent or more of the Company's common shares, the Board of Directors may redeem the rights only with the concurrence of a majority of the Continuing Directors. The rights, which do not have voting rights and are not entitled to dividends, expire on August 7, 2000.

There are 10,000,000 shares of preferred stock, no par value per share authorized for issuance. At December 31, 1993, there was no preferred stock outstanding; and 140,000 shares of preferred stock were reserved for issuance in connection with the Shareholder Rights Plan.

8. EMPLOYEE BENEFITS

The Company has a number of postretirement plans which provide certain medical and life insurance benefits for qualified retired employees. Substantially all of the Company's active employees may become eligible for these benefits if they have 15 years of service and have reached age 55. The postretirement medical plans are generally contributory with retiree contributions adjusted annually and contain cost-sharing features such as deductibles and coinsurance. The accounting for postretirement medical plans anticipates future cost-sharing changes such that the Company's portion of total cost does not increase, consistent with its past practice. In addition, cost sharing will be modified for employees retiring in 1993 or later such that the Company's cost does not increase over the 1997 level.

The postretirement life plans provide free insurance coverage up to a maximum of $5,000 for retirees prior to January 1, 1993 of the Company with the exception of Cosmos whose retirees are insured with an outside company.

Effective January 1, 1993 the Company adopted the accrual method of accounting for postretirement medical and life insurance benefits pursuant to FAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The Company elected to immediately expense a transition obligation of $15,254,000 pre-tax ($10,068,000 after-tax), representing the cumulative effect of adopting this accounting principle. Prior to 1993, the Company had expensed the cost of these benefits as claims were incurred,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                        The Liberty Corporation and Subsidiaries

December 31, 1993


primarily on a cash basis. The Company's policy has historically been to fund for postretirement benefits on a pay-as-you-go basis with no amounts accumulated specifically to prefund future benefits. Currently, there are no plans to change this policy.

Net periodic postretirement benefit cost for the year ended December 31, 1993 was $1,477,000 and included the following components:

                                                                                                    December 31, 1993
- -----------------------------------------------------------------------------------------------------------------------
(In $000's)                                                                                       Medical          Life
- -----------------------------------------------------------------------------------------------------------------------
Service cost                                                                                       $  129          $ --
Interest cost                                                                                       1,071           277
- -----------------------------------------------------------------------------------------------------------------------
Net periodic postretirement benefit cost                                                           $1,200          $277
=======================================================================================================================

Postretirement benefit costs for the periods ended December 31, 1992, and 1991, which were recorded on a cash basis, were $1,032,000 and $1,390,000, respectively.

Proforma amounts for net income and earnings per share assuming the retroactive application of the accrual method of accounting for postretirement benefits compared to reported net income and earnings per share are shown below:

(In $000's, except per share amounts)                                                               1992         1991
- -----------------------------------------------------------------------------------------------------------------------
Pro Forma
- ---------
Net income                                                                                         $40,729      $30,315
Earnings per share                                                                                 $  2.50      $  1.91

As Reported
- -----------
Net income                                                                                         $40,885      $30,566
Earnings per share                                                                                 $  2.51      $  1.93

The following schedule reconciles the status of the Company's plans with the postretirement benefit liability reported on its balance sheets:

                                                                        December 31, 1993           December 31, 1992
- -----------------------------------------------------------------------------------------------------------------------
(In $000's)                                                          Medical         Life         Medical        Life
- -----------------------------------------------------------------------------------------------------------------------
Retirees                                                              $14,172       $4,140       $ 12,344       $ 3,577
Fully eligible active plan participants                                   757           --          1,101            --
Other active plan participants                                            880           --            433            --
- -----------------------------------------------------------------------------------------------------------------------
Accumulated post-retirement benefit obligation                         15,809        4,140         13,878         3,577
Unrecognized net gain or (loss)                                        (1,957)        (362)            --            --
Unrecognized transition obligation                                         --           --        (13,389)       (1,865)
- -----------------------------------------------------------------------------------------------------------------------
Accrued postretirement benefit obligation                             $13,852       $3,778       $   (489       $ 1,712
=======================================================================================================================

At December 31, 1993, the weighted-average annual assumed rate of increase in the per capita cost of covered medical benefits (ie. the health care cost trend rate) is 13% for 1994, and is assumed to decrease by 1% per year to 5% in 2002 and thereafter. At December 31, 1992, the health care cost trend rate assumption was 14% and the rate graded down by 1% per year to 6% in 2001 and thereafter. A one percentage point increase in the assumed health care cost trend rate for each future year would increase the accrued postretirement benefit obligation by approximately $750,000 and postretirement expense by $46,000.

The assumed weighted average discount rate used in determining the accrued postretirement medical and life benefit obligation was 7% and 8% at December 31, 1993 and 1992, respectively.

The Company has profit sharing plans for substantially all of its employees. Contributions to these plans are made at the discretion of the Board of Directors and are paid into a trust which is administered by a separate trustee. Contributions for these plans were $4,234,000, $3,952,000 and $3,533,000 in 1993, 1992 and 1991, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                        The Liberty Corporation and Subsidiaries

December 31, 1993


The Company has a voluntary thrift and investment plan, qualified under Section 401(k) of the Internal Revenue Code, for substantially all of its employees. The Company makes a matching contribution to the plan of up to 3% of the employee's compensation. The Company's matching contributions percentage may be changed at the discretion of each participating subsidiary's Board of Directors. The Company's contributions for this plan were $2,020,000, $1,632,000 and $1,393,000 in 1993, 1992, and 1991, respectively.

9. PROVISION FOR INCOME TAXES

Effective January 1, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by FAS 109, "Accounting for Income Taxes". As permitted under the new rules, the 1992 and 1991 Consolidated Financial Statements have been restated in conformity with FAS 109. In addition, certain information presented in the unaudited "Six Years in Review" and Note 13 has been restated to comply with the provisions of FAS 109. The cumulative effect of adopting FAS 109 was to decrease January 1, 1991 retained earnings by $18,407,000. The application of the new income tax rules had the following effect on net income and earnings per share:

(In 000's, except per share amounts)                 1992             1991
- --------------------------------------------------------------------------
Increase to net income                               $393             $464
Increase to earnings per share                        .03              .03

The following restated balance sheet amounts at December 31, 1992 are significantly different from the amounts originally reported:

                                               As Originally    As Restated
(In 000's)                                       Reported      Under FAS 109
- ----------------------------------------------------------------------------
Deferred income taxes                            $ 89,010         $112,868
Retained earnings                                $279,978         $262,428

The Company has net operating loss carryforwards of $22,722,000 and $16,598,000 at December 31, 1993 and 1992, which will expire between the years 2002 and 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                        The Liberty Corporation and Subsidiaries

December 31, 1993


Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1993 and 1992 are as follows:

(In 000's)                                                                                         1993          1992
- -----------------------------------------------------------------------------------------------------------------------
Insurance operations deferred tax liabilities:
  Policy acquisition costs expensed on tax return and deferred on books                          $ 85,276      $ 84,131
  Deduction for increase in life insurance reserves on tax return in
    excess of amount on books                                                                      16,622        14,958
  Bond market discount accrued on books but not on tax return                                       8,394         8,705
  Tax over book partnership losses                                                                  4,642         3,285
  Software development costs expensed on tax return                                                 7,438         6,505
  Deferred tax on unrealized gains                                                                  2,699         2,010
Non-insurance companies deferred tax liabilities:
  Tax over book depreciation                                                                        6,559         7,197
  Tax over book amortization                                                                        4,375         4,038
- -----------------------------------------------------------------------------------------------------------------------
Total deferred tax liabilities                                                                   $136,005      $130,829
- -----------------------------------------------------------------------------------------------------------------------
Insurance operations deferred tax assets:
  Taxable income from financial reinsurance not included in income per books                        5,040         6,528
  Postretirement benefits not deducted for tax                                                      7,188           748
  Other                                                                                             4,418         4,333
Non-insurance companies deferred tax assets:
  Net operating loss carryover                                                                      7,953         4,505
  Other                                                                                             1,402         1,847
- -----------------------------------------------------------------------------------------------------------------------
Total deferred tax assets                                                                          26,001        17,961
- -----------------------------------------------------------------------------------------------------------------------
Net deferred tax liability                                                                       $110,004      $112,868
=======================================================================================================================

Significant components of the provisions for income taxes are as follows:

(In 000's)                                                                            1993          1992          1991
- -----------------------------------------------------------------------------------------------------------------------
Current:
  Federal                                                                           $23,017      $ 12,735      $    663
  State                                                                               1,131         1,147         1,154
- -----------------------------------------------------------------------------------------------------------------------
    Total current                                                                    24,148        13,882         1,817
Deferred:
  Federal                                                                             2,217         7,182        11,188
  State                                                                                (128)          (50)         (121)
- -----------------------------------------------------------------------------------------------------------------------
    Total deferred                                                                    2,089         7,132        11,067
=======================================================================================================================
      Total tax provision                                                           $26,237      $ 21,014      $ 12,884
=======================================================================================================================

The total tax provision for 1993 includes $3.8 million related to the impact from the federal tax rate change from 34% to 35% of which $3.2 million relates to the impact on the Company's deferred tax liability as of the beginning of the year. The total tax provision for 1993 does not include the deferred tax benefit of $6.1 million related to the cumulative effect of accounting changes resulting from the adoption of FAS 106 and FAS 112 which are reported net of taxes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                        The Liberty Corporation and Subsidiaries

December 31, 1993


The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax expense is:

(In 000's)                                                                                      1993          1992         1991
- --------------------------------------------------------------------------------------------------------------------------------
Federal income tax rate                                                                            35%           34%         34%
  Rate applied to pre-tax income before the cumulative effect of accounting changes          $ 27,063      $ 21,046    $ 14,773
  Release of tax reserves                                                                      (3,350)           --        (511)
  Rate change expense on beginning liability                                                    3,216            --          --
  Tax exempt interest and dividends                                                            (1,466)       (1,143)     (1,437)
  Prior year tax exempt interest                                                                   --            --        (886)
  State and local income taxes                                                                    652           757         762
  Other                                                                                           122           354         183
- --------------------------------------------------------------------------------------------------------------------------------
    Provision for income taxes                                                               $ 26,237      $ 21,014    $ 12,884
================================================================================================================================

Income taxes paid were approximately $18,437,000, $16,300,000 and $3,774,000 in 1993, 1992 and 1991, respectively.

Under prior tax law, a portion of the life insurance subsidiaries' earnings was not taxed when earned. Such accumulated income ("policyholders' surplus") amounts to approximately $56,292,000 at December 31, 1983 and, under the Tax Reform Act of 1984, was frozen at that amount. Under certain conditions, including certain cash distributions to shareholders, policyholders' surplus could be subject to income tax at current rates. At rates in effect for 1993, such income taxes would amount to approximately $19,702,000. Since the Company believes that no tax will be incurred on any part of policyholders' surplus in the foreseeable future, no provision for taxes thereon has been made.

10. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Quarterly results of operations for each of the years ended December 31, 1993 and 1992 are as follows:

                                                                                                Quarter Ended
- --------------------------------------------------------------------------------------------------------------------------------
1993 (In 000's)                                                               March 31       June 30       Sept. 30      Dec. 31
- --------------------------------------------------------------------------------------------------------------------------------
Revenues                                                                      $115,554       $120,978      $115,749    $120,664
================================================================================================================================
Income before income taxes and cumulative effect
  of accounting changes                                                       $ 21,183       $ 20,460      $ 17,569    $ 18,112
================================================================================================================================
Cumulative effect of accounting changes, net of taxes                         $(11,940)      $     --      $     --    $     --
================================================================================================================================
Net income                                                                    $  2,074       $ 13,281      $  8,078    $  15,714
================================================================================================================================
Earnings per share before cumulative effect of accounting changes             $    .72       $    .68      $    .41    $     .80
================================================================================================================================
Earnings per share                                                            $    .11       $    .68      $    .41    $     .80
================================================================================================================================


                                                                                                 Quarter Ended
- --------------------------------------------------------------------------------------------------------------------------------
1992 (In 000's)                                                               March 31       June 30       Sept. 30      Dec. 31
- --------------------------------------------------------------------------------------------------------------------------------
Revenues                                                                      $ 92,190       $ 94,805      $104,266    $111,495
================================================================================================================================
Income before income taxes                                                    $ 13,318       $ 17,603      $ 14,672    $ 16,306
================================================================================================================================
Net income                                                                    $  8,875       $ 11,671      $  9,767    $ 10,572
================================================================================================================================
Earnings per share                                                            $    .56       $    .73      $    .60    $    .62
================================================================================================================================

11. STATUTORY RESULTS OF OPERATIONS

Statutory net income including realized gains and losses of the Insurance Group for each of the years ended December 31, 1993, 1992, and 1991 was $22.1 million, $14.4 million, and $70.9 million, respectively. 1993 includes results of operations for Estate from the date of acquisition. 1992 includes results of operations for both Pierce National and Magnolia Life from the date of acquisition. 1991 includes reinsurance income of $27.1 million from Lincoln National Life Reinsurance Company related to home service business and $24.8 million from Life Reassurance Corporation of America related to general agency business; and $9.0 million of reinsurance cost paid to Integon Life Insurance Corporation related to mortgage protection business.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                        The Liberty Corporation and Subsidiaries

December 31, 1993


12. ACQUISITIONS

The Company's principal strategy is to grow internally and through insurance acquisitions. As summarized below, the Company completed the acquisition of two insurance companies during 1992, the acquisition of a small block of insurance business during 1993, and the acquisition of two insurance companies during February 1994 with two additional acquisitions currently pending (one insurance acquisition and one real estate).

In July 1992, the Company acquired Pierce National Life Insurance Company, a major provider of pre-need life insurance writing $31.0 million of annualized premiums, for $45.0 million in cash and 10,000 shares of common stock valued at $295,000. The acquisition was accounted for as a purchase. Accordingly, the consolidated financial statements include the results of operations of Pierce National from the date of acquisition. $6.5 million excess of the purchase price over the value of identifiable net assets acquired was assigned to goodwill and is being amortized over twenty years on a straight-line basis. The Company effectively relocated Pierce National's headquarters from Los Angeles, California to Greenville, South Carolina in October 1992. Approximately one-third of Pierce National's operations are in Canada and are subject to foreign currency translation (see Note 1).

In October 1992, the Company acquired Magnolia Life Insurance Company, a home service company writing $15.0 million of annualized premiums, for $11.3 million in cash, 409,795 shares of common stock valued at $11.3 million and repayment of $10.1 million of outstanding debt. The acquisition was accounted for as a purchase and, accordingly, the consolidated financial statements include the results of operations of Magnolia Life from the date of acquisition. The acquisition resulted in no goodwill. The Company relocated the headquarters of Magnolia Life from Lake Charles, Louisiana to Greenville, South Carolina during March 1993 and is currently in the process of integrating Magnolia Life into Liberty Life.

The following unaudited pro forma combined results of operations for the years ended December 31, 1992 and 1991 give effect to the acquisitions of Pierce National and Magnolia Life as though they had occurred at the beginning of that year. Pro forma results are not necessarily indicative of the results that actually would have occurred or which will be obtained in the future.

(In 000's, except per share data)                        1992             1991
- --------------------------------------------------------------------------------

Revenues                                               $443,715         $433,379
Net income                                             $ 44,459         $ 31,289
Earnings per share                                     $   2.69         $   1.92

The combined pro forma earnings per share for both the effect of the stock offering as discussed in Note 7 and the acquisitions above for the year ended December 31, 1992 as though they had occurred at the beginning of that year is $2.42.

In April 1993 the Company closed its acquisition of the assets and block of business of Estate Assurance Company, the insurance subsidiary owned by Stewart Enterprises Inc. of Metarie, Louisiana. With $7 million of annualized premiums, of which a substantial majority consists of single pay premiums, the acquisition of Estate did not have a material impact on the Company's business but did result in increasing the Company's penetration into the pre-need market.

In February 1994, the Company completed the acquisition of North American National Corporation ("North American") and American Funeral Assurance Company ("American Funeral"), two pre-need companies which have significantly expanded the Company's pre-need life insurance business.

North American, headquartered in Columbus, Ohio, is a holding company whose principal subsidiaries, Pan-Western Life Insurance Company, Howard Life Insurance Company, and Brookings International Life Insurance Company, are major providers of pre-need life insurance and combined provide $24 million in annualized premiums. The acquisition adds strategic midwest markets to Liberty's pre-need territory. The $51.9 million purchase price was funded with proceeds from the Company's credit facility. North American is expected to be relocated to Greenville, South Carolina in the near future and merged into the Company.

American Funeral, headquartered in Amory, Mississippi, is one of the largest providers of pre-need insurance with $59 million in annualized premiums, of which a significant amount consists of single pay premiums. The $28.1 million purchase price was funded through a combination of proceeds from the Company's credit facility and a new class of convertible preferred stock issued at the time of closing.

In addition to the pre-need insurance acquisitions, the Company signed a letter of intent in June 1993 to purchase State National Capital Corporation ("State National"), headquartered in Baton Rouge, Louisiana. State National is the parent company of State National Life Insurance Company, a home service company, and several other small subsidiaries. The acquisition is expected to add

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                        The Liberty Corporation and Subsidiaries

December 31, 1993


$10 million in annualized premiums and combined with Magnolia Life would provide the Company with a significant home service presence in the state of Louisiana. The $27.5 million purchase price is expected to be funded through a combination of proceeds from the Company's credit facility, a new class of preferred stock to be issued at the time of closing, and common stock. The acquisition is expected to close during the first quarter of 1994 and is subject to regulatory approval, shareholder approval and other conditions. State National is expected to be relocated to Greenville, South Carolina in the near future and merged into the Company.

The Company is in the process of finalizing an agreement to purchase a portion of the real estate assets of SCANA Development Corporation, a subsidiary of SCANA Corporation for approximately $50 million. The real assets expected to be acquired from SCANA consist of residential development properties under development, undeveloped land held for future development, business parks, and retail and office properties (rental income producing). A substantial majority of the projects are located in South Carolina. The acquisition is expected to close during early second quarter 1994 and is subject to the completion of due diligence. The purchase price is expected to be funded with proceeds from a combination of internally generated funds and the Company's credit facility.

13. BUSINESS SEGMENT INFORMATION

The Company is actively engaged through certain of its subsidiaries in two major business segments: insurance and broadcasting. Sales between the various subsidiaries of the Company are not material and are eliminated. Information for these segments is contained in the Selected Financial Data on page 37 and, with respect to the years 1991 through 1993, is incorporated by reference.

REPORT OF INDEPENDENT AUDITORS

                                        The Liberty Corporation and Subsidiaries

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS

THE LIBERTY CORPORATION

We have audited the accompanying consolidated balance sheets of The Liberty Corporation and subsidiaries as of December 31, 1993 and 1992 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Liberty Corporation and subsidiaries at December 31, 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its methods of accounting for income taxes and reinsurance in 1993 and restated prior period financial statements to reflect the changes. In addition, as discussed in Note 1 to the consolidated financial statements, effective January 1, 1993, the Company changed its methods of accounting for postretirement benefits other than pensions and postemployment benefits.

                                                     /s/ Ernst & Young

Greenville, South Carolina
February 24, 1994