Form 10-K405, Exhibit 13
LIBERTY CORP
filed 1995-03-31
CIK 59229

                                                                      EXHIBIT 13

Management's Discussion and Analysis                 The Liberty Corporation and
                                                                    Subsidiaries
                                                               December 31, 1994

CONSOLIDATED RESULTS OF OPERATIONS

Consolidated income before income taxes and the cumulative effect of accounting changes for 1994 was $38.9 million, a decrease of $38.4 million from the $77.3 million reported for 1993. The $38.4 million decrease includes non-recurring charges of $31.2 million related to 1) the write-off of deferred costs associated with the development of a software system for administration of Liberty's insurance business and 2) a decision to cease marketing products through the general agency distribution system. In addition there was a $26.8 million unfavorable fluctuation in realized investment gains and losses.

(In 000's)                                                    1994          1993             1992
---------------------------------------------------------------------------------------------------
Income before income taxes and the cumulative effect of      $38,868      $ 77,324          $61,899
  accounting changes
Income taxes                                                  12,690        26,237           21,014
---------------------------------------------------------------------------------------------------
Income before the cumulative effect of accounting changes     26,178        51,087           40,885
Cumulative effect of accounting changes                          ---       (11,940)             ---
---------------------------------------------------------------------------------------------------
Net income                                                   $26,178      $ 39,147          $40,885
---------------------------------------------------------------------------------------------------

Adjusting for the non-recurring charges and excluding realized investment gains and losses, income before income taxes and cumulative effect of accounting changes was $82.2 million in 1994 compared with $62.6 million (excluding realized investment gains) reported in 1993. The increase was primarily the result of contributions from insurance acquisitions closed in 1994 ($10.3 million) and improvement in broadcasting results ($5.5 million).

The write-off of the deferred systems charges is in connection with an agreement with a joint development partner to develop a state-of-the-art software system to handle the administration of Liberty's insurance operations. After a comprehensive internal review of the project, Liberty engaged an independent consultant to provide an estimate of the value of the software.
The value was less than the cost previously deferred by Liberty, resulting in a pre-tax charge to earnings of $20.9 million. The non-cash charge will have no impact on Liberty's cash flow, and there are no further expenses to be incurred by Liberty related to the project. Even though Liberty will not be able to realize all of the competitive advantages the system would have brought, its current systems for its home service, mortgage protection and pre-need businesses are proven and reliable.

Liberty has decided to cease sales of its products through its general agency distribution system due to the absence of critical volume. The decision to close the general agency distribution system resulted in an pre-tax charge to earnings of $10.3 million, primarily to reduce deferred acquisition costs no longer considered recoverable. Premiums and policy charges from the general agency division represented approximately 2% of Liberty's total premiums and policy charges in 1994.

The realized investment losses incurred in 1994 were the result of a decision by Liberty to take advantage of available market conditions and its tax position to sell securities with yields lower than those currently available.

The cumulative effect of accounting changes reported in 1993 represented a one-time, non-cash charge of $11.9 million relating to the implementation of Statement of Financial Accounting Standard ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and SFAS No. 112, "Employers' Accounting for Postemployment Benefits."

Consolidated income before income taxes and the cumulative effect of accounting changes for 1993 was $77.3 million, an increase of $15.4 million over 1992's $61.9 million. Excluding realized investment gains, the increase was $6.4 million and was generated from having a full year's results from 1992 insurance acquisitions. Income taxes for 1993 included a $3.6 million charge to reflect the 1% increase in the corporate tax rate during the third quarter of 1993. Of the increase, $0.4 million related to the 1993 first and second quarter operations and $3.2 million of the increased tax expense was due to applying the 1% increase to existing deferred tax liabilities.

Management's Discussion and Analysis - Continued     The Liberty Corporation and
                                                                    Subsidiaries
                                                               December 31, 1994

Consolidated 1994 revenues of $541.2 million were up $68.3 million (14%) over last year's $472.9 million. This revenue growth consisted primarily of a $55.3 increase in revenues from the Insurance Group and a $10.3 million increase in broadcasting revenues. The increase in the Insurance Group's revenue was a combination of the 1994 insurance acquisitions contributing revenues of $84.3 million offset by a decline of $29.0 million from existing insurance operations. The decline from existing insurance operations was due to a $26.2 million decline in realized investment gains coupled with the 1993 sale of Liberty's medicare supplement business that generated $12.5 million in revenues in 1993.

Consolidated 1993 revenues of $472.9 million were up $70.1 million (17%) over 1992 revenues of $402.8 million. This revenue growth consisted of a $78.2 million increase in revenues from the Insurance Group, which was offset by a decrease in broadcasting and other revenues. The increase in the Insurance Group's revenues was principally a function of including the 1992 acquisitions for a full year, which accounted for $57.8 million of the increase, an increase of $5.0 million from Liberty Insurance Services and a $14.7 million increase in realized investment gains. The 1993 realized investment gains resulted from higher prepayments on fixed maturity securities brought about by lower market interest rates.

BUSINESS SEGMENTS

Liberty reports the results of its business operations in two segments:
Insurance and Broadcasting. The insurance segment consists of the Liberty Insurance Group, which specializes in providing home service, pre-need and mortgage protection insurance. The broadcasting segment consists of Cosmos Broadcasting, which owns and operates seven network-affiliated television stations. Activities of Corporate and other includes financing and real estate operations. In order to make meaningful comparisons, the segment data excludes the effect of realized investment gains and losses, non-recurring special charges, and accounting changes. A reconciliation of the segment operations to net income is as follows:

(in 000's)                                       1994        1993       1992
------------------------------------------------------------------------------
Segment Operating Earnings:
  Insurance                                    $ 46,396      41,107    $35,660
  Broadcasting                                   12,919       9,716     10,262
  Corporate and other                            (6,446)     (5,456)    (8,812)
------------------------------------------------------------------------------
    Total operating earnings                     52,869      45,367     37,110
Net realized investment gains (losses)           (6,440)      9,281      3,775
Non-recurring special charges                   (20,251)     (3,561)
Cumulative effect of accounting changes                     (11,940)
------------------------------------------------------------------------------
    Net income                                 $ 26,178     $39,147    $40,885
------------------------------------------------------------------------------

Earnings per Common Share:
  Operating earnings                           $   2.56     $  2.33    $  2.28
  Net realized investment gains (losses)          (0.32)       0.47       0.23
  Non-recurring special charges                   (1.02)      (0.18)
  Cumulative effect of accounting changes                     (0.61)
------------------------------------------------------------------------------
    Earnings per common share                  $   1.22     $  2.01    $  2.51
------------------------------------------------------------------------------

Management's Discussion and Analysis - Continued     The Liberty Corporation and
                                                                    Subsidiaries
                                                               December 31, 1994

INSURANCE RESULTS OF OPERATIONS

Operating earnings for the Insurance Group increased 13% in 1994 following a 15% increase in 1993. Substantially all of the increase in both years was due to acquisitions (see Insurance Acquisitions section below). Operating earnings of Liberty Life were essentially flat during the period 1992 to 1994 as lower investment yields and higher mortality (in 1994) and higher lapses (in 1993) offset the benefit of lower general insurance expenses.

(in 000's)                                                              1994             1993            1992
--------------------------------------------------------------------------------------------------------------
Revenues (exclusive of realized investment gains
  and losses)                                                         $451,299          369,812         306,617
Policy benefits                                                        226,425          159,452         126,182
Commissions                                                             49,178           44,491          40,870
General insurance expenses                                              62,639           63,670          52,984
Amortization of deferred acquisition costs and cost of business
  acquired                                                              41,454           39,402          29,294
Other                                                                    1,429            2,211           2,773
--------------------------------------------------------------------------------------------------------------
Income from operations before income taxes                              70,174           60,586          54,514
Income taxes                                                            23,778           19,479          18,854
--------------------------------------------------------------------------------------------------------------
Income from operations                                                $ 46,396         $ 41,107        $ 35,660
--------------------------------------------------------------------------------------------------------------

Revenues from the Insurance Group in 1994 were $451.3 million, an increase of 22% over last year's $369.8 million. Premiums and policy charges were $315.8 million, an increase of $ 64.9 million (26%) over last year. The increase in premiums from 1993 was due substantially to the acquisitions closed in 1994. Investment income increased 22% to $129.9 million in 1994. The acquisitions fueled this increase as well. Without the acquisitions, investment income would have been level with the prior year. Overall portfolio yields continued to decline in 1994, reflecting the fact that new cash flows and repayments of existing investments had to be invested at lower rates.

Insurance Group revenues increased $63.2 million (21%) in 1993 from 1992. Premiums and policy charges increased 20% to $250.9 million and investment income increased 19% to $106.9 million in 1993. The increases in 1993 over 1992 were also primarily the result of acquisitions.

Policy benefits as a percent of premium increased to 72% in 1994 compared to 64% in 1993 and 60% in 1992. The increase is principally attributable to the product characteristics of the pre-need companies. The pre-need companies sell primarily limited-pay or single-premium products that have a higher benefit ratio than products historically sold by Liberty. However, Liberty Life also experienced adverse mortality, particularly in the first half of 1994. While the mortality experience moderated in the second half of the year it remained in excess of prior year levels for the year. Management does not believe that the increased mortality experienced in 1994 is indicative of a trend, but rather reflects the inherent variability of claims that can occur from year to year.

Commissions increased 11% in 1994 compared to a 26% increase in premiums. As the pre-need products increase as a percent of total premium, the lower commission paid on the limited-pay and single-premium products lowers the commission-to-premium ratio. In addition, Liberty Life successfully reduced the commissions paid as a percent of premium on its home service line of business. In 1993 a similar decline in the commission-to-premium ratio occurred, again primarily as a result of the lower commission rates on the pre-need products.

General expenses in the Insurance Group for 1994 were down $1.0 million compared to 1993. In 1993, general expenses in the Insurance Group increased 20% from 1992. The 1994 decrease was after adding general expenses of $9.4 million from the 1994 acquisitions and was the result of continued emphasis on expense control by the Insurance Group. The increase in 1993 over 1992 was primarily the result of acquisitions closed in the last half of 1992 and expenses associated with the first full year of Liberty Insurance Services' operations.

Management's Discussion and Analysis - Continued     The Liberty Corporation and
                                                                    Subsidiaries
                                                               December 31, 1994

Amortization of deferred acquisition costs and cost of business acquired increased 5% over last year. Excluding the expense from the acquisitions, amortization expense declined $3.4 million from 1993. In 1993 amortization expense, excluding the impact of acquisitions, was up $6.5 million (22%) over 1992. The amortization expense in 1993 reflected high lapses in both home service and mortgage protection lines. Management believes that the high lapse experience in 1993 in the home service line was related to Liberty's consolidation of branch offices and, for mortgage protection, the high level of home mortgage refinancing in 1993 due to the low interest rates. As expected, the persistency in both lines improved substantially in 1994, resulting in reduced amortization expense.

INSURANCE ACQUISITIONS

Since the beginning of 1992 Liberty has acquired several pre-need and home service companies. The purchase of Pierce National Life in July 1992 provided Liberty with a substantial presence in the pre-need market and the opportunity to expand its presence on an international level. Pierce National markets its products through funeral directors and independent agents in the U.S. and Canada. In April 1993, Liberty further expanded its presence in the pre-need market with the acquisition of the assets of Estate Assurance Company, a pre-need insurance subsidiary of Stewart Enterprises, Inc. Additional expansion of Liberty's pre-need operations occurred in February, 1994 with the acquisitions of North American National Corporation, headquartered in Columbus, Ohio, and American Funeral Assurance Company, headquartered in Amory, Mississippi. North American is a holding company whose principal subsidiaries, Pan-Western Life Insurance Company, Howard Life Insurance Company, and Brookings International Life Insurance Company, are providers of pre-need life insurance. The acquisition adds strategic Midwest markets to Liberty's pre-need territory. American Funeral is one of the largest providers of pre-need life insurance and has extensive affiliations within the funeral industry. On January 1, 1995, Howard Life Insurance Company was merged into Pierce National Life Insurance Company. Liberty will continue the process of consolidating the pre-need operations in 1995 to allow for operating efficiencies and expense
savings.   Liberty currently is designing a new pre-need product portfolio to be implemented in 1995. It is expected that the common product portfolio will allow for marketing advantages as well as increase the profitability of the products.

In addition to the pre-need acquisitions, Liberty increased its home service lines through acquisitions. In October 1992, Liberty expanded its home service business with the acquisition of Magnolia Life Insurance Company headquartered in Lake Charles, Louisiana. On April 1, 1994, Liberty acquired State National Capital Corporation, headquartered in Baton Rouge, Louisiana. State National Capital Corporation's primary operating companies were State National Life Insurance Company, State National Fire Insurance Company, and State National Mortgage Corporation. Both Magnolia Life and State National Life were integrated into Liberty Life during 1994.


BROADCASTING RESULTS OF OPERATIONS

(In 000's)                                          1994      1993      1992
------------------------------------------------------------------------------
Gross broadcasting revenues                        $98,266   $87,984   $89,989
Broadcasting expenses                               69,523    64,705    66,415
------------------------------------------------------------------------------
Income from operations before interest and taxes    28,743    23,279    23,574
Interest expense                                     7,042     7,099     6,715
------------------------------------------------------------------------------
Income from operations before income taxes          21,701    16,180    16,859
Income taxes                                         8,782     6,464     6,597
------------------------------------------------------------------------------

Income from operations                             $12,919   $ 9,716   $10,262
------------------------------------------------------------------------------

Gross broadcasting revenues for 1994 were $98.3 million, an increase of $10.3 million (12%) over last year's $88.0 million. Strong national revenues and the highest political revenues ever drove the revenue increase in 1994. For the year, political revenues were up $5.0 million and national revenues were up $2.5 million. Gross broadcasting revenues for 1993 were $88.0 million, a decrease of 2% over 1992. The decrease was primarily a function of a decline in political revenues from 1992. As the revenue trend for the three years ended in 1994 indicates, years ended in even numbers (e.g. 1992 and 1994) tend to have higher revenues than years ended in odd numbers (e.g. 1993). This occurs primarily due to the concentration of political advertising in even-number years. Looking forward to 1995, this trend is expected to be mitigated to some degree by new network compensation contracts. As a result of the networks' competing for affiliations with local stations, the three major networks re-negotiated network compensation contracts. Cosmos, due to the strength of its stations in the local market, benefited from the new contracts and expects significantly higher network compensation in 1995.

Management's Discussion and Analysis - Continued     The Liberty Corporation and
                                                                    Subsidiaries
                                                               December 31, 1994

Income from operations in 1994 was up $3.2 million (33%) over 1993, with 1993 being down $0.5 million from 1992, largely due to revenue trends.

The Company closed the acquisition of WLOX-TV on February 28, 1995. The purchase price of $41,000,000 was funded with a combination of 600,000 shares of 1995-A Series redeemable preferred stock with a stated value of $35 per share; cash of approximately $6,200,000; and a note payable for $13,800,000. The acquisition is not expected to have a significant impact on earnings for 1995.

BALANCE SHEET

INVESTMENTS

As of December 31, 1994, approximately 68% of Liberty's $1.7 billion consolidated invested assets were in fixed maturity securities with an overall average credit rating of AA. Approximately 5% of the bond portfolio was rated below investment grade and Liberty has approximately $17 million (1.4%) of its bond portfolio in Mexican issues. The Mexican issues are U.S. dollar denominated, are diversified by industry and have relatively short maturities.

Liberty adopted Statement of Financial Accounting Standard "SFAS" No. 115 "Accounting for Certain Investments in Debt and Equity Securities" effective January 1, 1994. SFAS No. 115 requires that all debt and equity securities be classified into one of three categories -- held to maturity, available for sale, or trading. The Company has no securities classified as trading. Prior to the adoption of SFAS No. 115 all fixed maturity securities were carried at amortized cost and, in accordance with SFAS No. 115, prior year financial statements have not been restated. As of January 1, 1994, shareholders' equity was increased $11,357,000 (net of deferred income taxes and adjustment to deferred acquisition costs) to reflect the unrealized gain on securities previously carried at cost. Primarily as a result of the rising interest rate environment during 1994, the Company reported a net unrealized loss of $53,109,000 as of December 31, 1994, on fixed maturity securities available for sale and equity securities.

As of December 31, 1994, approximately 76% of fixed maturity securites (based on amortized cost) have been classified as available for sale because they did not meet stringent requirements of SFAS 115 to be classified as held to maturity. Even though a large percentage of the portfolio has been classified as available for sale, Liberty follows a value-oriented, as opposed to a trading-oriented, investment philosophy concerning its securities portfolios. Purchases generally are made with the intention of holding securities to maturity. Accordingly, turnover in the portfolios has historically been very low. Portfolio turnover in 1994 was higher than normal as 1) investment portfolios from the companies acquired in 1994 were restructured to meet Liberty guidelines as to quality, yield and duration and 2) Liberty took advantage of its tax position at the end of 1994 to sell securities with yields lower than those currently available. Gains trading, which Liberty believes is short-sighted, is not consistent with our investment philosophy of longer term value-oriented investing.

Approximately 54% of Liberty's $1.2 billion fixed maturity portfolio at December 31, 1994 was comprised of mortgage-backed securities. This compares to approximately 57% at year-end 1993. Certain mortgage-backed securities are subject to significant prepayment risk or extension risk due to changes in interest rates. In periods of declining interest, rates mortgages may be repaid more rapidly than scheduled as borrowers refinance higher rate mortgages to take advantage of the lower current rates. As a result, holders of mortgage-backed securities may receive large prepayments on their investments which cannot be reinvested at interest rates comparable to the rates on the prepaid mortgages. In a rising interest rate environment refinancings are significantly curtailed and the payments to the holders of the securities decline, limiting the ability of the holder to reinvest at the higher interest rates. Mortgage-backed pass-through securities and sequential collateralized mortgage obligations ("CMO's"), which comprised 17% of the book value of Liberty's mortgage-backed securities at December 31, 1994, and 22% at year-end 1993, are sensitive to prepayment or extension risk. The remaining 83% of Liberty's mortgage-backed investment portfolio at December 31, 1994 consisted of planned amortization class ("PAC") instruments. This compares to 78% at December 31, 1993. These investments are designed to amortize in a more predictable manner by shifting the primary prepayment and extension risk of the underlying collateral to investors in other tranches of the CMO. PAC's are tranches of CMO's specifically designed to protect against prepayment or extension risk. In periods of declining interest rates, prepayments are first applied to the non-PAC tranches of the CMO, creating improved call protection for the PAC tranches. Only after all non-PAC tranches have been paid off are prepayments applied to the PAC tranche. In periods of increasing interest rates, prepayments are first applied to the PAC tranche, thus reducing extension risk for PACs. As a result, PACs have a more stable cash flow than most other mortgage securities because they have better call protection and less extension risk.

Management's Discussion and Analysis - Continued     The Liberty Corporation and
                                                                    Subsidiaries
                                                               December 31, 1994

Mortgage loans of $203.4 million comprised 12% of the consolidated investment portfolio at December 31, 1994. This compares to mortgage loans of $165.8 million, or 12%, of the consolidated investment portfolio at December 31, 1993. Substantially all of these mortgage loans are commercial mortgages with a loan-to-value ratio not exceeding 75% when made. Approximately 48% of these loans at December 31, 1994, are concentrated in North and South Carolina; and 78% are in the states of North Carolina, South Carolina, Virginia, Florida, Georgia and Tennessee. Mortgage loan delinquencies, defined as payments 60 or more days past due, have historically been low and were 2.82% at the end of 1994 compared to the latest industry rate of 3.38%.

As of December 31, 1994 and 1993, investment real estate comprised 8% and 6%, respectively, of the consolidated investment portfolio. The increase in investment real estate in 1994 was due to the purchase of approximately $43 million of real estate assets from SCANA Development Corporation. Of Liberty's investment real estate, 97% is located in South Carolina, Florida, Georgia, and North Carolina. Investment real estate consists of the following:

(In 000's)                                                 1994       1993
----------------------------------------------------------------------------
Residential land development projects                    $ 54,230    $33,959
Business parks                                             29,635     20,675
Business rental properties                                 23,909     21,399
Shopping centers                                           19,895      4,204
Other                                                       7,876      4,293
----------------------------------------------------------------------------
   Total investment real estate                          $135,545    $84,530
----------------------------------------------------------------------------

Liberty has experienced impairments on investment assets of $2.7 million, $6.2 million, and $8.2 million for the years ended December 31, 1994, 1993, and 1992, respectively. The high level of impairments in 1992 was the result of the real estate market recession and a weak economy. In 1994 and 1993, there were no material impairments taken on real estate investments. Over half of the impairments in 1993 were related to other long-term investments, consisting of oil and gas investments and a long-term note. Impairments in 1994 were substantially below the 1993 and 1992 levels. Prior to 1994, the level of impairments over the last several years had been above average. While the level of impairments is not predictable, management does not expect impairments to have a significant impact on Liberty's results of operations or liquidity.

Statement of Financial Accounting Standard No. 114, "Accounting by Creditors for Impairments of a Loan" was issued by the Financial Accounting Standards Board in May 1993. This statement will require the Company to recognize impairments by establishing valuation allowances that will result in corresponding charges to income. Impaired loans subject to SFAS No. 114 will be required to be valued by discounting future cash flows or at the fair value of collateral if the loan is collateral dependent. The income recognition method in SFAS No. 114 was amended by SFAS No. 118 "Accounting by Creditors for Impairments of a Loan - Income Recognition and Disclosure." Both SFAS No. 114 and SFAS No. 118 are effective for fiscal years beginning after December 15, 1994. The Company plans to adopt this statement effective for the first quarter of 1995. The adoption is not expected to have a material impact on the net income or financial position of the Company.

LIABILITIES, REDEEMABLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY

In February 1995, Liberty received commitments to refinance its $325,000,000 revolving credit facility into a new $375,000,000, multi-tranche credit facility. The new facility consists of a $225,000,000 three-year revolving credit facility; a $100,000,000 seven year term loan facility; and a $50,000,000 facility substantially identical to the revolving facility, which is convertible into terms substantially identical to the term facility within two years of the closing date of this loan. This facility will be used to refinance existing indebtedness under the previous $325,000,000 facility, as well as to provide funds to meet working capital requirements and finance acquisitions. The credit facility contains various restrictive covenants typical of a credit facility agreement of this size and nature. These restrictions primarily pertain to levels of indebtedness, limitations on payment of dividends, limitations on the quality and types of investments, and capital expenditures. Additionally, Liberty must also comply with several financial covenant restrictions under the revolving credit agreement including defined ratios of consolidated debt to cash flow, consolidated debt to consolidated total capital, and fixed charges coverage.

Management's Discussion and Analysis - Continued     The Liberty Corporation and
                                                                    Subsidiaries
                                                               December 31, 1994

Liberty has entered into various interest rate caps and corridors in an attempt to minimize the impact of a potential significant rise in short-term interest rates on Liberty's outstanding variable-rate debt. See Note 5 to the Consolidated Financial Statements for additional discussion of these contracts.

In 1994, Liberty issued 668,207 shares of Series 1994-A Voting Cumulative Preferred Stock having a total redemption value of $23,387,000 or $35.00 per share, in connection with the acquisition of State National Capital Corporation and 598,656 shares of Series 1994-B Voting Cumulative Preferred Stock having a total redemption value of $22,449,000, or $37.50 per share, in connection with the acquisition of American Funeral Assurance Company. The shares have preference in liquidation and each share is entitled to one vote on any matters submitted to a vote of the shareholders of the Company. Both the Company and the holders of the preferred stock have the right to redeem any or all of the shares from time to time beginning five years and one month after the date of issue in exchange for cash or shares of the Company's common stock. There is no sinking fund for the redemption of either series of preferred stock.

During December 1992 and January 1993, Liberty completed its public stock offering of 2,725,100 shares of its common stock at a per share price of $28.25, which generated $73 million in net proceeds that were used to pay down outstanding bank debt. Of the total shares issued, 2,400,000 were issued during December 1992. The remaining 325,100 shares were issued in January 1993 as a result of the underwriters exercising the over-allotment provision of the stock offering.

In 1992, Liberty acquired Pierce National Life Insurance Company and, in 1994, Liberty acquired American Funeral Asssurance Company, North American National Corporation, State National Capital Corporation and a portion of the real estate assets of SCANA Development Corporation. These acquisitions were funded with a combination of cash, redeemable preferred stock and common stock. See
Note 13 to the Consolidated Financial Statements for additional information on these acquisitions.

Effective December 31, 1993, the NAIC adopted Risk-Based Capital ("RBC") requirements for life/health insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks such as asset quality, mortality and morbidity, asset and liability matching, and other business factors. The RBC formula will be used by states as an early warning tool to identify companies that potentially are inadequately capitalized for the purpose of initiating regulatory action. In addition, the formula defines new minimum capital standards that will supplement the current system of low fixed minimum capital and surplus requirements on a state-by-state basis. The RBC ratios for Liberty's insurance subsidiaries exceed the minimum capital requirements at December 31, 1994.

CASH FLOWS

The parent company's short-term cash needs consist primarily of: (1) working capital requirements, (2) interest on corporate debt, (3) dividends to shareholders and (4) funds for real estate investments. The parent company's primary long-term cash need is the repayment of corporate debt. The parent company depends primarily on dividends, debt service payments and consolidated tax return benefits paid to it by its subsidiaries to meet its short-term and long-term cash needs. Historically, Liberty's primary businesses - insurance and broadcasting - have provided sufficient liquidity to fund their operations and the operations of the parent company. Liberty receives funds from its insurance subsidiaries primarily in the form of dividends. Dividends from each insurance subsidiary are restricted under applicable state law. Annual dividends in excess of maximum amounts prescribed by state statutes ("extraordinary dividends") may not be paid without the approval of the insurance commissioner of each state in which an insurance subsidiary is domiciled. Recently the National Association of Insurance Commissioners ("NAIC") proposed, and certain states adopted, legislation that lowers the threshold amount for determining what constitutes an extraordinary dividend. Such legislative changes could make it more difficult for insurance subsidiaries to pay dividends to their parent. See Note 8 to the Consolidated Financial Statements.

Liberty has also agreed with certain state regulators not to take dividends from a subsidiary, Pierce National Life Insurance Company, until certain surplus levels are achieved and, if necessary, will contribute additional amounts to meet required capital levels for regulatory purposes.

Management believes liquidity risk of the Insurance Group is minimized by investment strategies that stress high quality assets and an integrated asset/liability matching process. Investments are primarily in intermediate to long-term maturities in order to match the long-term nature of insurance liabilities. Liberty has a block of universal life products that are interest-sensitive. Liberty actively manages the rates credited on these policies to maintain an acceptable spread between the earned and credited rate. In addition, Liberty has an integrated asset/liability matching process to minimize the liquidity risk that is associated with interest-sensitive

Management's Discussion and Analysis - Continued     The Liberty Corporation and
                                                                    Subsidiaries
                                                               December 31, 1994

products. Accordingly, most long-term investments are held to maturity and interim market fluctuations present no significant liquidity problems. Liberty uses derivative financial instruments to minimize its exposure on its variable rate debt; however, derivatives are not used in managing exposure on interest-sensitive products.

On a consolidated basis, Liberty's net cash flow from operating activities was $87.1 million for 1994 compared with $34.7 million last year. The increase in net cash flow from operating activities over last year is due to a higher portion of Liberty's expenses being non-cash charges for increase in policy benefits, amortization of deferred acquisition costs and cost of business acquired. Liberty's net cash used in investing activities was $176.3 million for 1994 compared to $49.0 million last year. The increase in net cash used in investing activities was concentrated in purchase of real estate investment properties (increase of $54.5 million) and purchases of insurance companies ($53.4 million increase). Cash flow provided from financing activities was $111.2 million for 1994 compared to cash provided of $11.6 million for 1993. An increase in debt of $82.2 million accounted for the majority of the cash flow increase. As a result of its activities, Liberty had net cash generated of $21.9 million compared with a net decrease in cash of $2.7 million in 1993.

Liberty believes that its current level of cash and future cash flows from operations is sufficient to meet the needs of its business and to satisfy its debt service. If suitable opportunities arise for additional acquisitions, Liberty plans to draw on its revolving credit facility or use Common Stock or Preferred Stock as payment of all or part of the consideration for such acquisitions; or Liberty may seek additional funds in the equity or debt markets. Under the restructured credit facility, there exists no restriction on acquisition funding; however, consolidated debt is limited to a maximum of $385 million.

Most states have laws requiring solvent life insurance companies to pay guaranty fund assessments to protect the interests of policyholders of insolvent life insurance companies. Under present law, most assessments can be recovered through a credit against future premium taxes. Liberty has reviewed its exposure to potential assessments, and the effect on its financial position and results of operations is not expected to be material.

Other Company commitments are shown in Note 7 to the Consolidated Financial Statements. Further discussion of investments and valuation is contained in Notes 1, 2 and 14 to the Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
THE LIBERTY CORPORATION AND SUBSIDIARIES
(In 000's)

At December 31                                                                             1994             1993
--------------------------------------------------------------------------------------------------------------------
ASSETS

Investments:
  Fixed maturity securities
    Available for sale, at market, cost of $947,522 in 1994                              $  883,029             ----
    Held to maturity, at cost, market of $311,129 in 1994, $975,309 in
      1993                                                                                  299,118       $  908,854
  Equity securities, primarily at market, cost of $78,116 in 1994,
      $62,947 in 1993                                                                        78,208           70,533
  Mortgage loans                                                                            203,381          165,784
  Investment real estate, at cost less accumulated depreciation $12,882
      in 1994, $10,503 in 1993                                                              135,545           84,530
  Policy loans                                                                               96,160           86,942
  Other long-term investments                                                                31,624           26,047
  Short-term investments                                                                      7,264           16,006
--------------------------------------------------------------------------------------------------------------------
Total Investments                                                                         1,734,329        1,358,696
--------------------------------------------------------------------------------------------------------------------

  Cash                                                                                       51,400           29,487
  Accrued investment income                                                                  18,708           13,541
  Receivables net of bad debt reserves, $1,493 in 1994, $1,027 in 1993                       37,879           46,648
  Receivable from reinsurers                                                                258,969          245,210
  Deferred acquisition costs                                                                260,479          231,873
  Cost of business acquired                                                                  98,056           56,762
  Buildings and equipment, at cost, less accumulated depreciation                            66,360           63,499
    $100,362 in 1994, $94,553 in 1993
  Intangibles related to television operations, at cost, net of amortization                 46,934           48,418
    $16,278 in 1994, $14,794 in 1993
  Goodwill related to insurance acquisitions, at cost, net of amortization                   40,308           27,683
    $6,490 in 1994, $5,039 in 1993
  Other assets                                                                               54,522           65,216
--------------------------------------------------------------------------------------------------------------------
  Total Assets                                                                           $2,667,944       $2,187,033
--------------------------------------------------------------------------------------------------------------------

At December 31                                                                           1994           1993
----------------------------------------------------------------------------------------------------------------
LIABILITIES, REDEEMABLE PREFERRED STOCK
  AND SHAREHOLDERS' EQUITY

Liabilities:
  Policy liabilities:
    Future policy benefits                                                             $1,732,334     $1,345,504
    Claims and benefits payable                                                            24,812         17,860
    Policyholder funds                                                                     27,157         25,812
----------------------------------------------------------------------------------------------------------------
                                                                                        1,784,303      1,389,176

  Notes, mortgages and other debt                                                         131,647        149,489
  Long-term debt                                                                          100,000            ---
  Accrued income taxes                                                                      4,418         12,054
  Deferred income taxes                                                                   112,707        110,004
  Accounts payable and accrued expenses                                                    66,608         61,932
  Other liabilities                                                                        26,856         30,533
----------------------------------------------------------------------------------------------------------------
Total Liabilities                                                                       2,226,539      1,753,188
----------------------------------------------------------------------------------------------------------------

Redeemable Preferred Stock:
  1994-A Series, $35.00 redemption value, 668,207 shares issued and                        23,387            ---
    outstanding
  1994-B Series, $37.50 redemption value, 598,101 shares issued and
    outstanding                                                                            22,429            ---
----------------------------------------------------------------------------------------------------------------
Total Redeemable Preferred Stock                                                           45,816            ---
----------------------------------------------------------------------------------------------------------------

Shareholders' Equity:
  Common stock
    Authorized - 50,000,000 shares, no par value
    Issued and outstanding - 19,841,470 shares in 1994, 19,497,515
      shares in 1993                                                                      152,956        143,939
  Preferred Stock
    Authorized - 10,000,000 shares
    Issued and outstanding - 1,266,308 shares in 1994 (redeemable preferred stock) and -0- in 1993
  Unearned stock compensation                                                              (5,319)        (4,475)
  Unrealized appreciation (depreciation) on fixed maturity securities
      available for sale and equity securities                                            (53,109)         5,177
  Cumulative foreign currency translation adjustment                                       (1,491)        (1,529)
  Retained earnings                                                                       302,552        290,733
----------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                                                395,589        433,845
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Total Liabilities, Redeemable Preferred Stock and Shareholders' Equity                 $2,667,944     $2,187,033
----------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
THE LIBERTY CORPORATION AND SUBSIDIARIES
(In $000's, except per share data)

For the Years Ended December 31                                     1994              1993             1992
-------------------------------------------------------------------------------------------------------------
REVENUES
  Insurance premiums and policy charges                           $315,789          $250,922         $209,133
  Broadcasting revenues                                             98,266            87,984           89,989
  Net investment income                                            133,679           110,966           94,624
  Service contract revenues                                          5,585             8,383            3,393
  Realized investment gains (losses)                               (12,073)           14,686            5,617
  Other income                                                         ---                 4               --
-------------------------------------------------------------------------------------------------------------
Total revenues                                                     541,246           472,945          402,756
-------------------------------------------------------------------------------------------------------------

EXPENSES
  Policyholder benefits                                            226,425           159,452          126,182
  Commissions                                                       49,178            44,491           40,870
  General insurance expenses                                        84,930            66,213           51,759
  Amortization of deferred acquisition costs and cost of
    business acquired                                               45,035            39,402           29,581
  Broadcasting expenses                                             69,523            64,705           66,415
  Interest expense                                                  11,097             9,945           16,130
  Other expenses                                                    16,190            11,413            9,920
-------------------------------------------------------------------------------------------------------------
Total expenses                                                     502,378           395,621          340,857
-------------------------------------------------------------------------------------------------------------

Income before income taxes and cumulative effect of
  accounting changes                                                38,868            77,324           61,899
Provision for income taxes                                          12,690            26,237           21,014
-------------------------------------------------------------------------------------------------------------

Income before cumulative effect of accounting changes               26,178            51,087           40,885

Cumulative effect of accounting changes
  SFAS 106 - Postretirement benefits                                   ---           (10,068)             ---
  SFAS 112 - Postemployment benefits                                   ---            (1,872)             ---
-------------------------------------------------------------------------------------------------------------
Net income                                                        $ 26,178          $ 39,147         $ 40,885
-------------------------------------------------------------------------------------------------------------

EARNINGS PER COMMON SHARE
Income before cumulative effect of accounting changes             $   1.22          $   2.62         $   2.51
Cumulative effect of accounting changes
  SFAS 106 - Postretirement benefits                                   ---              (.52)             ---
  SFAS 112 - Postemployment benefits                                   ---              (.09)             ---
-------------------------------------------------------------------------------------------------------------
Net earnings per common share                                     $   1.22          $   2.01         $   2.51
-------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
THE LIBERTY CORPORATION AND SUBSIDIARIES
(Amounts in 000's except per share data)

                                                                     UNEARNED    UNREALIZED     CUMULATIVE
                                  SHARES               CAPITAL IN     STOCK       SECURITY       FOREIGN
                                 OUTSTAND-   COMMON    EXCESS OF      COMPEN-    APPRECIATION    CURRENCY     RETAINED
                                   ING       STOCK     PAR VALUE      SATION    (DEPRECIATION)  TRANSLATION   EARNINGS     TOTAL
---------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1992        15,837    $ 15,837    $30,250      $(2,761)      $  3,979          ---      $229,803   $277,108

Net income                                                                                                      40,885     40,885
Net unrealized investment                                                               (78)                                  (78)
  losses
Dividends - Common Stock -
  $0.515 per share                                                                                              (8,260)    (8,260)
Foreign currency translation
  adjustment                                                                                        (880)                    (880)
Stock issued for employee
  benefit and performance
  incentive compensation
  programs                           202       2,088      2,917         (461)                                               4,544
Stock offering                     2,400      64,274                                                                       64,274
Elimination of par value                      33,167    (33,167)                                                              ---
Stock issued as part of the
  purchase price of acquisitions     420      11,595                                                                       11,595
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1992      18,859     126,961        ---       (3,222)         3,901         (880)      262,428    389,188

Net income                                                                                                      39,147     39,147
Net unrealized investment gains                                                       1,276                                 1,276
Dividends - Common Stock -
  $0.56 per share                                                                                              (10,842)   (10,842)
Foreign currency translation
  adjustment                                                                                        (649)                    (649)
Stock issued for employee
  benefit and performance
  incentive compensation
  programs                           314       8,434                  (1,253)                                               7,181
Stock offering                       325       8,544                                                                        8,544
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993      19,498     143,939        ---       (4,475)         5,177       (1,529)      290,733    433,845

Cumulative effect of change in
  accounting principle                                                               11,357                                11,357
Net income                                                                                                      26,178     26,178
Net unrealized investment                                                           (69,643)                              (69,643)
  losses
Dividends - Common  Stock -
  $0.62 per share                                                                                              (12,242)   (12,242)
Dividends - Redeemable
  Preferred Stock - $0.525 per
  share                                                                                                         (2,117)    (2,117)
Foreign currency translation
  adjustment                                                                                          38                       38
Stock issued for employee
  benefit and performance
  incentive compensation programs    229       5,816                    (844)                                               4,972
Stock issued as part of the
  purchase price of acquisitions     113       3,180                                                                        3,180
Stock issued for conversion of
  redeemable preferred stock           1          21                                                                           21
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994      19,841    $152,956        ---      $(5,319)      $(53,109)     $(1,491)     $302,552   $395,589
---------------------------------------------------------------------------------------------------------------------------------

          See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
THE LIBERTY CORPORATION AND SUBSIDIARIES
(In 000's)



For the Years Ended                                                            1994            1993           1992
---------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                  $   26,178     $   39,147     $    40,885
Adjustments to reconcile net income to net cash provided (used) in operating activities:
  Increase (decrease) in policy liabilities                                     54,641         30,763          (3,090)
  Increase in accounts payable and accrued expenses                              1,142          4,948           2,843
  (Increase) in receivables                                                     (7,374)       (11,569)         (2,495)
  Amortization of deferred acquisition costs and cost of business acquired      45,035         39,402          29,581
  Policy acquisition costs deferred                                            (59,744)       (58,017)        (53,272)
  Realized investment (gains) losses                                            12,073        (14,686)         (5,617)
  Gain on sale of operating assets                                              (3,214)        (3,136)         (1,707)
  Depreciation and amortization                                                 16,019         13,522          14,900
  Amortization of bond premium and discount                                     (4,904)        (6,033)         (4,084)
  Provision for deferred income taxes                                           (1,481)        (4,062)          7,132
  All other operating activities, net                                            8,679          4,421          (8,584)
---------------------------------------------------------------------------------------------------------------------
  NET CASH PROVIDED BY OPERATING ACTIVITIES                                     87,050         34,700          16,492
---------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Investment securities sold:
  Available for sale (equity securites in 1993 and 1992)                       225,100         40,698          32,049
  Held to maturity (fixed maturities in 1993 and 1992)                             ---         10,124          13,897
Investment securities matured or redeemed by issuer:
  Available for sale                                                            61,216            ---             ---
  Held to maturity                                                              65,910        241,000          91,331
Cost of investment securities acquired:
  Available for sale                                                          (420,244)           ---             ---
  Held to maturity                                                                 ---       (351,900)       (153,494)
Mortgage loans made                                                            (31,957)       (28,883)        (25,491)
Mortgage loan repayments                                                        20,621         23,648          19,408
Purchase of investment properties, buildings and equipment                     (87,115)       (32,563)        (13,488)
Sale of investment properties, buildings and equipment                          31,158         40,374          31,769
Purchases of short-term investments                                           (388,465)      (781,400)       (752,840)
Sales of short-term investments                                                394,673        794,284         791,906
Net cash paid on purchases of insurance companies                              (54,087)          (722)        (66,841)
Net cash paid on sale of insurance business                                        ---         (2,250)            ---
All other investment activities, net                                             6,860         (1,439)         (4,940)
---------------------------------------------------------------------------------------------------------------------
  NET CASH USED IN INVESTING ACTIVITIES                                       (176,330)       (49,029)        (36,734)
---------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from borrowings                                                     2,544,735      2,192,635       1,699,000
Principal payments on debt                                                  (2,467,819)    (2,219,778)     (1,749,293)
Dividends paid                                                                 (14,358)       (13,108)         (7,892)
Stock issued for employee benefit and compensation programs                      3,487          5,771           2,866
Common stock offering                                                              ---          8,544          64,274
Return of policyholders' account balances                                      (30,025)       (26,201)        (22,287)
Receipts credited to policyholders' account balances                            75,173         63,773          59,282
---------------------------------------------------------------------------------------------------------------------
  NET CASH PROVIDED BY FINANCING ACTIVITIES                                    111,193         11,636          45,950
---------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH                                                     21,913         (2,693)         25,708
Cash at beginning of year                                                       29,487         32,180           6,472
---------------------------------------------------------------------------------------------------------------------
CASH AT END OF YEAR                                                         $   51,400     $   29,487     $    32,180
---------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                    THE LIBERTY CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1994

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION - The accompanying consolidated financial statements of The Liberty Corporation and Subsidiaries (the Company) include the accounts of the Company after elimination of all significant intercompany balances and transactions. Primary operating entities are The Liberty Insurance Group and Cosmos Broadcasting Corporation. Subsidiaries that comprise the Liberty Insurance Group are Liberty Life Insurance Company, Pierce National Life Insurance Company, American Funeral Assurance Company, North American National Corporation and Liberty Insurance Services Corporation.

INSURANCE PREMIUMS AND POLICY CHARGES - Revenues for traditional life insurance and accident and health insurance are recognized over the premium paying period as they become due. For limited payment whole life products, the excess of the premiums received over the portion of the premiums required to establish reserves is deferred and recognized in income over the anticipated life of the policy. For universal life products, revenues consist of policy charges for the cost of insurance, administration of the policies and surrender charges during the period. Policy issue fees are deferred and recognized in income over the life of the policies in relation to the incidence of expected gross profits.

BENEFITS TO POLICYHOLDERS AND BENEFICIARIES - Benefits for traditional life insurance and accident and health insurance products include claims paid during the period, accrual for claims reported but not yet paid, and accrual for claims incurred but not reported based on historical claims experience modified for expected future trends. Benefits for universal life products are the amount of claims paid in excess of the policy value accrued to the benefit of the policyholder.

INSURANCE RESERVES AND POLICY MAINTENANCE EXPENSES - Insurance reserves and policy maintenance expenses for traditional life insurance and accident and health insurance are associated with earned premiums so as to recognize profits over the premium paying period. This association is accomplished by recognizing the liabilities for insurance reserves on a net level premium method based on assumptions deemed appropriate at the date of issue as to future investment yield, mortality, morbidity, withdrawals and maintenance expenses and including margins for adverse deviations. Interest assumptions are based on Company experience. Mortality, morbidity, and withdrawal assumptions are based on recognized actuarial tables or Company experience, as appropriate. Accident and health reserves consist principally of unearned premiums and claims reserves, including provisions for incurred but unreported claims.

Insurance reserves for universal life products are determined following the retrospective deposit method and consist of policy values that accrue to the benefit of the policyholder, unreduced by surrender charges. Insurance reserves also include deferred revenues arising from unamortized policy issue fees.

DEFERRED ACQUISITION COSTS - Acquisition costs incurred by the Company in the process of acquiring new business are deferred and amortized to income as discussed below. Costs deferred consist primarily of commissions and certain policy underwriting, issue and agency expenses that vary with and are directly related to production of new business.

COST OF BUSINESS ACQUIRED is the value assigned the insurance inforce of acquired insurance companies at the date of acquisition.

For traditional insurance products, the amortization of deferred acquisition costs and the cost of business acquired is recognized in proportion to the ratio of annual premium revenue to the total anticipated premium revenue, which gives effect to actual terminations. Deferred acquisition costs and the cost of business acquired are amortized over the premium paying period (not to exceed 30 years) of the related policies. Anticipated premium revenue is determined using assumptions consistent with those utilized in the determination of liabilities for insurance reserves.

For universal life products, the deferred acquisition costs are amortized in relation to the incidence of expected gross profits over the life of the policies (not to exceed 30 years). Gross profits are equal to revenues, as defined previously, plus investment income (including applicable realized investments gains and losses) less expenses. Expenses include interest credited to policy account balances, policy administration expenses, and expected benefit payments in excess of policy account balances.

Notes to the Consolidated Financial Statements      The Liberty Corporation and
                                                                   Subsidiaries
                                                              December 31, 1994

INVESTMENTS - The Company adopted Statement of Financial Accounting Standard ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" effective January 1, 1994. SFAS No. 115 requires that all debt and equity securities be classified into one of three categories -- held to maturity, available for sale, or trading. The Company has no securities classified as trading. Prior to the adoption of SFAS No. 115 all fixed maturity securities were carried at amortized cost and, in accordance with the provisions of the standard, prior year financial statements have not been restated. As of January 1, 1994, shareholders' equity was increased $11,357,000 (net of deferred income taxes and adjustment to deferred acquisition costs) to reflect the unrealized gain on securities previously carried at cost. Primarily as a result of the rising interest rate environment during 1994, the Company reported a net unrealized loss of $53,109,000 as of December 31, 1994.

Investments are reported on the following basis:

- Fixed maturities (bonds and redeemable preferred stock) are classified as either held to maturity or available for sale. Management determines the appropriate classification of fixed maturities at the time of purchase. Fixed maturities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Fixed maturities classified as held to maturity are stated at amortized cost, including impairments for other than temporary declines in value. All other fixed maturities are classified as available-for-sale and are stated at fair value with unrealized gains and losses, after adjustment for deferred income taxes and deferred acquisition costs, reported directly in shareholders' equity. Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments.
- Equity securities (common stocks and nonredeemable preferred stocks) are all considered available for sale and are carried at fair value. The fair values for equity securities are based on quoted market prices.
- Mortgage loans on real estate are carried at amortized cost, which includes provision for impaired value where appropriate.
- Investment real estate is carried at cost less accumulated depreciation and provisions for impaired value where appropriate. Depreciation over the estimated useful lives of the properties is determined principally using the straight-line method.
-        Policy loans are carried at cost.
- Other long-term investments are carried at cost which includes provisions for impaired value where appropriate. Included in other long-term investments are investments in venture capital funds and oil and gas properties.
- Short-term investments are carried at cost which approximates fair value.

UNREALIZED INVESTMENT GAINS AND LOSSES on investments carried at fair value, net of deferred taxes and adjustment for deferred acquisition costs related to universal life products, are recorded directly in shareholders' equity.

REALIZED INVESTMENT GAINS AND LOSSES are recognized using the specific identification method to determine the cost of investments sold. Gains or losses on the sale of real estate held for investment are included in realized investment gains (losses). Gains and losses on the sale of real estate acquired for development and resale are included in net investment income. Realized gains and losses include write-downs for impaired values of investment assets. The Company establishes impairments on individual, specific assets at the time the Company judges the assets to have been impaired and this impairment can be estimated (See Note 2). Realized gains and losses also include provisions for impairments of $ -0- in 1994, $1,200,000 in 1993, and $2,188,000 in 1992 related to notes receivable.

BUILDINGS AND EQUIPMENT are recorded at cost. Depreciation over the estimated useful lives of the properties is determined principally using the straight-line method.

INTANGIBLE ASSETS arose in the acquisition of certain television stations. Amounts not being amortized ($4,071,000) represent the excess of the total cost over the underlying value of the tangible and amortizable intangible assets acquired prior to 1970. Amounts being amortized are expensed principally over forty years.

GOODWILL arose in the acquisition of insurance companies and is being amortized over lives ranging from twenty to forty years.

FOREIGN CURRENCY TRANSLATION has been accounted for in accordance with SFAS No. 52, "Foreign Currency Translation." The assets and liabilities of the Canadian operations of Pierce National Life Insurance Company are translated into U.S. dollars at the

Notes to the Consolidated Financial Statements      The Liberty Corporation and
                                                                   Subsidiaries
                                                              December 31, 1994

year-end rate of exchange. Net exchange gains and losses resulting from translation are included as a separate component of shareholders' equity. Revenues and expenses are translated at average exchange rates. Gains and losses from foreign currency transactions are included in net income.

INTEREST RATE CAPS are used to protect against potential significant increases in interest rates on the Company's floating rate debt. Premiums paid are amortized to interest expense over the term of the cap. In prior years, the Company used interest rate swaps to fix the interest rate on a portion on its debt. The swap agreements terminated in October 1993.

INCOME TAXES are computed using the liability method required by Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes". Under SFAS 109, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and law that will be in effect when the differences are expected to reverse.

EARNINGS PER COMMON SHARE is based on net income after preferred stock dividend requirements and the weighted average number of shares outstanding during the year, including the average number of dilutive shares under stock options.

NON-PENSION POSTEMPLOYMENT BENEFITS - The Company provides certain health and life insurance benefits to eligible retirees and their dependents. Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standard No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" whereby the cost of providing the benefits is accrued during the employees' working years. The Company elected to immediately recognize this obligation, resulting in a $15,254,000 charge ($10,068,000 after-tax) to 1993 operations. The Company also provides certain other postemployment benefits to qualified former and inactive employees. To account for these benefits the Company adopted Statement of Financial Accounting Standard No. 112, "Employers' Accounting for Postemployment Benefits," effective January 1, 1993. SFAS 112 requires the accrual of benefits provided to former or inactive employees after employment but before retirement, be accrued when it is probable a benefit will be provided. The adoption of this standard resulted in a $2,837,000 charge ($1,872,000 after-tax) which was expensed during 1993. With the exception of the one-time transition obligations, the adoption of these accounting standards did not have a material impact on the Company's annual earnings.

STATEMENT OF FINANCIAL ACCOUNTING STANDARD NO. 114, "Accounting by Creditors for Impairments of a Loan" was issued by the Financial Accounting Standards Board in May 1993. This statement will require the Company to recognize impairments by establishing valuation allowances that will result in corresponding charges to income. Impaired loans subject to SFAS No. 114 will be required to be valued by discounting future cash flows or at the fair value of collateral if the loan is collateral dependent. The income recognition method in SFAS No. 114 was amended by SFAS No. 118 "Accounting by Creditors for Impairments of a Loan - Income Recognition and Disclosure." Both SFAS No. 114 and SFAS No. 118 are effective for fiscal years beginning after December 15, 1994. The Company plans to adopt this statement as of January 1, 1995. The adoption is not expected to have a material impact on the net income or financial position of the Company.

RECLASSIFICATIONS have been made in the 1993 and 1992 Consolidated Financial Statements to conform to the 1994 presentation.

Notes to the Consolidated Financial Statements      The Liberty Corporation and
                                                                   Subsidiaries
                                                              December 31, 1994

2.       INVESTMENTS

Amortized cost and estimated fair values of investment in available for sale and held to maturity securities at December 31, 1994 and 1993 are as follows:

                                                                     Gross         Gross
                                                    Amortized      Unrealized    Unrealized
1994 (In 000's)                                        Cost          Gains         Losses            Fair Value
---------------------------------------------------------------------------------------------------------------
AVAILABLE FOR SALE:
Fixed maturity securities
  US Treasury securities and obligations of US
    government corporations and agencies            $   33,723      $     3        $ 2,341            $ 31,385
  Obligations of states and political subdivisions      45,514            3          3,081              42,436
  Debt securities issued by foreign governments         23,543            1          2,916              20,628
  Corporate securities                                 381,823        2,222         28,666             355,379
  Mortgage-backed securities                           462,919          267         29,985             433,201
---------------------------------------------------------------------------------------------------------------
  Total                                                947,522        2,496         66,989            $883,029
Equity securities                                       78,116        7,503          7,411              78,208
---------------------------------------------------------------------------------------------------------------
Total                                               $1,025,638      $ 9,999        $74,400             961,237
---------------------------------------------------------------------------------------------------------------

HELD TO MATURITY:
US Treasury securities and obligations of US
government corporations and agencies                $    5,574      $    38        $   319            $  5,293
Debt securities issued by foreign governments              454          104             --                 558
Corporate securities                                    86,723       10,352          1,019              96,056
Mortgage-backed securities                             206,367        4,787          1,932             209,222
---------------------------------------------------------------------------------------------------------------
Total                                               $  299,118      $15,281        $ 3,270            $311,129
---------------------------------------------------------------------------------------------------------------

                                                                     Gross         Gross
                                                     Amortized     Unrealized    Unrealized
1993 (In 000's)                                        Cost          Gains         Losses            Fair Value
---------------------------------------------------------------------------------------------------------------
HELD TO MATURITY:
US Treasury securities and obligations of US
  government corporations and agencies              $  28,056       $   834        $   148            $ 28,742
Obligations of states and political subdivisions       18,530         1,264            205              19,589
Debt securities issued by foreign governments          23,418           702            103              24,017
Corporate securities                                  316,865        34,538          1,351             350,052
Mortgage-backed securities                            521,161        31,240            839             551,562
Other debt securities                                     824           620             97               1,347
---------------------------------------------------------------------------------------------------------------
Total                                               $ 908,854       $69,198        $ 2,743            $975,309
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
Equity securities                                   $  62,947       $ 9,620        $ 1,535            $ 71,032
---------------------------------------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements      The Liberty Corporation and
                                                                   Subsidiaries
                                                              December 31, 1994


Realized gains (losses) and the change in unrealized gains (losses) on the Company's fixed maturities and equity securities are summarized as follows:

                                                                                                      Total Gains
                                                                    Fixed              Equity         (Losses) on
 (In 000's)                                                       Maturities         Securities       Investments
------------------------------------------------------------------------------------------------------------------
 1994
 Realized investment gains (losses)                               $ (11,957)          $ 2,699           $  (9,258)
 Change in unrealized investment gains (losse)                     (118,937)           (7,494)          $(126,431)
------------------------------------------------------------------------------------------------------------------
 Combined                                                         $(130,894)          $(4,795)          $(135,689)
------------------------------------------------------------------------------------------------------------------

 1993
 Realized investment gains                                        $ 10,705            $ 6,546           $  17,251
 Change in unrealized investment gains (losses)                      1,084              1,965               3,049
------------------------------------------------------------------------------------------------------------------
 Combined                                                         $ 11,789            $ 8,511           $  20,300
------------------------------------------------------------------------------------------------------------------

 1992
 Realized investment gains                                        $  2,834            $ 3,026           $   5,860
 Change in unrealized investment gains (losses)                    (11,911)              (129)            (12,040)
------------------------------------------------------------------------------------------------------------------
 Combined                                                         $ (9,077)           $ 2,897           $  (6,180)
------------------------------------------------------------------------------------------------------------------


The schedule below details consolidated investment income and related investment expenses for the years ended December 31.

(In 000's)                                                          1994                1993              1992
------------------------------------------------------------------------------------------------------------------
Interest on
  Bonds                                                           $ 89,518            $ 74,438           $ 60,137
  Mortgage loans                                                    18,137              15,452             15,786
  Policy Loans                                                       4,946               4,162              4,097
  Short-term investments                                               869               1,376              1,542
Dividends on
  Preferred stocks                                                   8,370               7,469              4,697
  Common stocks                                                      1,361                 376                623
Investment property rentals                                          6,255               4,265              5,828
Net gain on investment real estate held for development              5,268               4,501              2,885
Other investment income                                              7,556               5,987              5,970
------------------------------------------------------------------------------------------------------------------
Total investment income                                            142,280             118,026            101,565
Investment expenses                                                  8,601               7,060              6,941
------------------------------------------------------------------------------------------------------------------
Net investment income                                             $133,679            $110,966           $ 94,624
------------------------------------------------------------------------------------------------------------------


Proceeds from sales of fixed maturities and the related gross realized gains and losses for the three years ended December 31 are shown below. The amounts shown below do not include those related to unscheduled redemptions or prepayments, nor do they reflect any impairments taken during the years presented. No held to maturity securities were sold, and there were no transfers between the held to maturity and available for sale portfolios during 1994.

(In 000's)                                                           1994               1993               1992
------------------------------------------------------------------------------------------------------------------
Proceeds from sales                                               $187,597            $ 10,124           $ 13,897
Gross realized gains                                                   986                 383                328
Gross realized losses                                             $(13,437)               (294)              (214)


Notes to the Consolidated Financial Statements           The Liberty Corporation
                                                                    Subsidiaries
                                                               December 31, 1994

        The following investment assets were non-income producing for the twelve months ended December 31, 1994:


(In 000's)                                                                                                     Balance Sheet
                                                                                                                   Amount
----------------------------------------------------------------------------------------------------------------------------
Investment real estate                                                                                               $17,295
Other long-term investments                                                                                           29,535
Mortgage loans                                                                                                         3,674
Fixed maturities                                                                                                         107
----------------------------------------------------------------------------------------------------------------------------
Total                                                                                                                $50,611
----------------------------------------------------------------------------------------------------------------------------

For the year ended December 31, 1994, the Company incurred realized losses of $2,660,000 due to impairment of assets included in the year-end investment portfolio. Cumulative provisions for impairments on the total investment portfolio by asset category at December 31, 1994, are as follows:

(In 000's)                                                                                                      CUMULATIVE
                                                                                                               PROVISION FOR
                                                                                                                IMPAIRMENTS
-----------------------------------------------------------------------------------------------------------------------------
Mortgage loans                                                                                                     $   3,445
Investment real estate                                                                                                 3,231
Other long-term investments                                                                                            4,807
Equity securities                                                                                                      2,181
Fixed maturities                                                                                                       1,380
----------------------------------------------------------------------------------------------------------------------------
Total                                                                                                                $15,044
----------------------------------------------------------------------------------------------------------------------------

The amortized cost and estimated fair value of fixed maturities at December 31, 1994, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

AVAILABLE FOR SALE

(In 000's)                                                                                    Amortized Cost             Fair Value
------------------------------------------------------------------------------------------------------------------------------------
Due in one year or less                                                                         $   8,696               $    8,654
Due after one year through five years                                                              89,408                   86,301
Due after five years through ten years                                                            212,421                  196,999
Due after ten years                                                                               174,078                  157,874
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  484,603                  449,828
Mortgage-backed securities primarily maturing in
  five to twenty-five years                                                                       462,919                  433,201
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                                                            $947,522                 $883,029
-----------------------------------------------------------------------------------------------------------------------------------

HELD TO MATURITY

(In 000's)                                                                                      Amortized Cost          Fair Value
----------------------------------------------------------------------------------------------------------------------------------
Due in one year or less                                                                        $    3,873                $   3,928
Due after one year through five years                                                              42,035                   45,080
Due after five years through ten years                                                             34,513                   40,402
Due after ten years                                                                                12,330                   12,497
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                   92,751                  101,907
Mortgage-backed securities primarily maturing in
  five to twenty-five years                                                                       206,367                  209,222
----------------------------------------------------------------------------------------------------------------------------------
Total                                                                                            $299,118                 $311,129
----------------------------------------------------------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements       The Liberty Corporation and
                                                                    Subsidiaries
                                                               December 31, 1994

Below is listed investment information relative to the Company's insurance operations reflected in the consolidated financial statements, after elimination of intercompany items.

(In 000's)                                                                         1994                1993                 1992
-----------------------------------------------------------------------------------------------------------------------------------
Invested assets                                                                 $1,661,102          $1,308,312           $1,229,215
Gross investment income                                                            132,326             111,346               93,953
Net investment income                                                              129,925             106,864               90,120
Gross realized investments gains (losses)                                          (11,848)             14,320                 (383)
Gross unrealized investment gains                                                    9,999               9,410                8,595
Gross unrealized investment losses                                                  74,380               1,535                2,684
Change in equity due to net change in
    unrealized investment gains (losses)                                           (58,286)              1,276                  (78)

3.       REINSURANCE AGREEMENTS

The Company uses reinsurance as a risk management tool in the normal course of business and in isolated, strategic assumption transactions to effectively buy or sell blocks of in force business. The reinsurance contracts do not relieve the Company from its contract with its policyholders, and it remains liable should any reinsurer be unable to meet its obligations. At December 31, 1994, $4.8 billion (22%) of the Insurance Group's total $21.6 billion gross insurance in force was ceded to other companies. In the accompanying financial statements, insurance premiums and policy charges, policyholder benefits and deferred acquisition costs are reported net of reinsurance ceded with policy liabilities being reported gross of reinsurance ceded.

Amounts paid or deemed to be paid for reinsurance contracts are recorded as reinsurance receivables. The cost of reinsurance related to long-term duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

In 1991 Liberty Life entered into an agreement with Life Reassurance Corporation (Life Re) to coinsure its General Agency Division's universal life policies in force. The agreement provided for 80% coinsurance on policies in force at December 31, 1991, and 50% coinsurance on policies issued subsequent to such date. Under the terms of the agreement, assets supporting the business ceded are required to be held in escrow. At December 31, 1994, Liberty Life's interest in the assets held in escrow consisted of investments with an amortized cost of $62.7 million and a fair value of $59.3 million. Comparable book and fair value at December 31, 1993 was $56.8 million and $59.2 million, respectively. These investments had an average rating of AA+. The total face value of insurance ceded to Life Re at December 31, 1994, was $2.9 billion and the Company has recorded a receivable related to this transaction from Life Re of $243.5 million as of December 31, 1994. Currently, Life Re has an A.M. Best rating of A+. During 1994 and 1993, Liberty Life had ceded premiums and policy charges of $18.0 and $18.3 million, respectively, under the agreement.

Effective September 30, 1991, Liberty Life entered into an agreement to coinsure 50% of its Home Service line of business. Under generally accepted accounting principles this agreement has been treated as financial reinsurance, and no reserve reduction had been taken for the business ceded. The reinsurance contract contains an escrow agreement that requires assets equal to the reserves reinsured, as determined under statutory accounting principles, be held in escrow for the benefit of this block of business. At December 31, 1994, the amortized cost of the invested assets held in escrow was approximately $217.5 million.

The Insurance Group also reinsures with other insurance companies portions of the life insurance it writes in order to limit its exposure on large or substandard risks. Due to this broad allocation of reinsurance with several insurance companies, there exists no significant concentration of credit risk. The maximum amount of life insurance that Liberty Life will retain on any life is $300,000, plus an additional $50,000 in the event of accidental death. This maximum is reduced for higher ages and for special classes of risks. The maximum amount of life insurance that the other insurance subsidiaries will retain on any life is $50,000. Insurance in excess of the retention limits is either automatically ceded under reinsurance agreements or is reinsured on an individually agreed basis with other insurance companies.

Notes to the Consolidated Financial Statements       The Liberty Corporation and
                                                                    Subsidiaries
                                                               December 31, 1994

The effect of reinsurance on premiums and policy charges and benefits was as follows for the years ending December 31:

(In 000's)                                                                        1994                1993                 1992
---------------------------------------------------------------------------------------------------------------------------------
Direct premiums and policy charges                                              $344,119            $278,454             $237,603
Reinsurance assumed                                                                1,728               2,089                2,826
Reinsurance ceded                                                                (30,058)            (29,621)             (31,296)
---------------------------------------------------------------------------------------------------------------------------------
Net premiums and policy charges                                                 $315,789            $250,922             $209,133
---------------------------------------------------------------------------------------------------------------------------------

Gross benefits                                                                  $243,719            $174,588             $137,088
Reinsurance recoveries                                                           (17,124)            (15,136)             (10,906)
---------------------------------------------------------------------------------------------------------------------------------
  Net benefits                                                                  $226,425            $159,452             $126,182
---------------------------------------------------------------------------------------------------------------------------------

4. DEFERRED ACQUISITION COSTS, COST OF BUSINESS ACQUIRED AND FUTURE POLICY BENEFITS

A summary of the changes in deferred acquisition costs is as follows:

(In 000's)                                                                          1994                1993                 1992
---------------------------------------------------------------------------------------------------------------------------------
Beginning balance                                                               $231,873            $211,945             $181,563
Deferred during the year                                                          59,744              58,017               53,272
Amortized during the year                                                        (33,324)            (31,917)             (22,860)
Adjustment related to unrealized investment losses on securities
  carried at fair value                                                            2,379                 ---                  ---
Related to insurance in force ceded                                                  ---              (6,082)                 ---
Adjustment for foreign currency translation                                         (193)                (90)                 (30)
---------------------------------------------------------------------------------------------------------------------------------
Ending balance                                                                  $260,479            $231,873             $211,945
---------------------------------------------------------------------------------------------------------------------------------

A summary of the changes in costs of business acquired through acquisitions is as follows:

(In 000's)                                                                         1994                1993                 1992
---------------------------------------------------------------------------------------------------------------------------------
Beginning balance                                                                $56,762             $63,930              $30,266
Additions from acquisitions                                                       53,139                 317               40,617
Interest accrued                                                                   6,620               4,426                2,938
Foreign currency adjustment                                                         (134)                ---                 (232)
Amortized during the year                                                        (18,331)            (11,911)              (9,659)
---------------------------------------------------------------------------------------------------------------------------------
Ending balance                                                                   $98,056             $56,762              $63,930
---------------------------------------------------------------------------------------------------------------------------------

The Company accounts for these costs in a manner consistent with deferred acquisition costs. The Company's interest rate used to amortize these costs is 7.75% for a majority of the asset. Periodically, the Company performs tests to determine that the cost of business acquired remains recoverable from future premiums on the acquired business. The Company incurred no write-offs due to impairments as a result of these tests during the three years ended December 31, 1994. Under current assumptions, amortization of these costs for the next five years is expected to be as follows:

(In 000's)                                                                                                            Amortization
----------------------------------------------------------------------------------------------------------------------------------
1995                                                                                                                      $18,125
1996                                                                                                                       15,528
1997                                                                                                                       13,658
1998                                                                                                                       12,101
1999                                                                                                                       11,993


Notes to the Consolidated Financial Statements       The Liberty Corporation and
                                                                    Subsidiaries
                                                               December 31, 1994

The liabilities for traditional life insurance and accident and health insurance policy benefits and expenses are computed using a net level premium method, including assumptions based on the Company's experience, modified as necessary to reflect anticipated trends and to include provisions for possible unfavorable deviations. Reserve interest assumptions are graded and range from 3.5% to 9.5%. Such liabilities are, for some plans, graded to equal statutory values or cash values at or prior to maturity. The weighted average assumed investment yield for all traditional life and accident and health policy reserves was 6.9%, 6.8%, and 6.8% in 1994, 1993, and 1992, respectively. Benefit reserves for traditional life insurance policies include certain deferred profits on limited-payment policies that are being recognized in income over the policy term. Policy benefit claims are charged to expense in the period that the claims are incurred.

Benefit reserves for universal life insurance and investment products are computed under a retrospective deposit method and represent policy account balances before applicable surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances. Interest crediting rates for universal life and investment products range from 5.5% to 7.0% in 1994, 5.8% to 8.0% in 1993, and 6.5% to 8.3% in 1992.

Participating business accounts for approximately 1% of the Company's life insurance in force and premium income. The dividend to be paid is determined annually by the Board of Directors.


5.       NOTES, MORTGAGES, AND REVOLVING CREDIT AGREEMENT

The debt obligations at December 31 are as follows:

(In 000's)                                                                   INTEREST RATE             1994               1993
---------------------------------------------------------------------------------------------------------------------------------
Borrowings under revolving credit agreement and
lines of credit                                                                        6.5%           $220,500           $145,500
Other notes due to banks                                                               4.8%                554                792
Mortgage loans on investment property                                        7.5 % to 12.5%              4,882              3,146
Other                                                                               0%-2.9%              5,711                 51
---------------------------------------------------------------------------------------------------------------------------------
Total                                                                                                 $231,647           $149,489
---------------------------------------------------------------------------------------------------------------------------------

The mortgage loans are secured by property with a net carrying value of $16.9 million at December 31, 1994.

Maturities of the debt obligations at December 31, 1994, after giving effect to the February 1995 refinancing discussed below, are as follows:

Maturities                                                                                                                Amount
---------------------------------------------------------------------------------------------------------------------------------
1995                                                                                                                     $ 21,359
1996                                                                                                                        3,352
1997                                                                                                                       16,375
1998                                                                                                                      122,845
1999                                                                                                                       20,724
Thereafter                                                                                                                 46,992
---------------------------------------------------------------------------------------------------------------------------------
Total                                                                                                                    $231,647
---------------------------------------------------------------------------------------------------------------------------------

In February 1995, the Company received commitments to refinance its $325,000,000 revolving credit facility into a new $375,000,000, multi-tranche credit facility. The new facility consists of a $225,000,000 three-year revolving credit facility; a $100,000,000 seven-year term loan facility; and a $50,000,000 facility substantially identical to the revolving facility, which is convertible into terms substantially identical to the term facility within two years of the closing date of this loan. This facility will be used to refinance existing indebtedness under the previous $325,000,000 facility as well as to provide funds to meet working capital requirements and finance acquisitions. The revolving portion of the credit facility will mature in March 1998, while the term portion shall be repaid in twenty quarterly installments of $5,000,000 commencing June 1997, and ending in March 2002.

The Company borrowed $51.9 million during 1994 to finance the acquisition of North American National Corporation ("North American"), $5.6 million to partially finance the acquisition of American Funeral Assurance Company ("American Funeral"),

Notes to the Consolidated Financial Statements       The Liberty Corporation and
                                                                    Subsidiaries
                                                               December 31, 1994

and $0.9 million to partially finance the acquisition of State National Capital Corporation ("State National") (See Note 13). Additionally, the Company borrowed $43 million to finance a bulk real estate purchase. A portion of the $43 million has been repaid through the use of internal funds. At December 31, 1994 the Company's borrowings against the revolving credit facility were $102,000,000 and against the term facility were $100,000,000. During 1994, the maximum amount outstanding on the revolving facility amounted to approximately $236,000,000, with an average balance outstanding of approximately $198,750,000 and an average weighted interest rate of 4.98%. In addition to the revolving facility, the Company also uses several lines of credit totaling $55,500,000 to manage day-to-day cash flow. The amount borrowed against the lines of credit at December 31, 1994 was $18,500,000. The average balance outstanding on the lines of credit was approximately $29,667,000 during 1994, with a maximum borrowing of $52,500,000 and an average weighted interest rate of 4.88%.

The revolving credit agreement provides for borrowing at interest rates based on a formula that incorporates the use of the London Interbank Offered Rate ("LIBOR"), certificate of deposit, prime rate, or federal funds rate. The applicable interest rate for loans based on LIBOR includes a that varies according to the Company's ratio of consolidated debt to cash flow. The Company also has the option to solicit money market interest quotes from the bank group on the amount of the unused commitments of the credit facility. A facility fee is charged on the facility based on $275,000,000 of the total commitment and varies depending on the Company's ratio of consolidated debt to cash flow.

The revolving credit agreement contains various restrictive covenants typical of a credit facility agreement of this size and nature. These restrictions primarily pertain to levels of indebtedness, limitations on payment of dividends, limitations on the quality and types of investments, and capital expenditures. Additionally, the Company must also comply with several financial covenant restrictions under the revolving credit agreement, including defined ratios of consolidated debt to cash flow, consolidated debt to consolidated total capital, and fixed charges coverage. As of December 31, 1994, the Company was in compliance with all covenants under its debt agreement.

The Company has entered into various interest rate caps and corridors in an attempt to minimize the impact of a potential significant rise in short-term interest rates on the Company's outstanding variable-rate debt. As of December 31, 1994, the Company had entered into the following interest rate protection instruments: (1) a $50,000,000 notional amount, one-year, 8% interest rate cap which is based on the 3-month LIBOR rate and expires in December, 1995; (2) a $50,000,000 notional amount, two-year interest rate corridor from 8%-10%, which is based on the 3-month LIBOR rate and caps the Company's rate at 8% if the index rate exceeds 8% but is less than 10%, and at LIBOR minus 2% if the rate exceeds 10%, and expires in December 1996; and (3) a $50,000,000 notional amount, three-year cap with a strike rate of 9% which will be permanently eliminated if rates exceed 11%, which is based on the 3-month LIBOR rate and
expires in December, 1997.   The combination of the above instruments protects
a portion ($150,000,000 for one year, $100,000,000 for two years, and $50,000,000 for three years) of the Company's variable rate debt from a potential significant rise in short-term interest rates. The Company was required to pay up-front fees related to these instruments at inception of each contract, which are being amortized straight-line over the term of each contract.

Interest paid, net of amounts capitalized, amounted to approximately $12,957,000, $12,580,000 and $15,918,000 in 1994, 1993, and 1992, respectively.
Interest capitalized amounted to $2,030,000, $1,161,000, and $1,049,000 in 1994, 1993, and 1992, respectively.

6.       REDEEMABLE PREFERRED STOCK

On February 24, 1994, the Company issued 598,656 shares of Series 1994-B Voting Cumulative Preferred Stock having a total redemption value of $22,449,000, or $37.50 per share, in connection with the acquisition of American Funeral Assurance Company. Additionally, on April 1, 1994, the Company issued 668,207 shares of Series 1994-A Voting Cumulative Preferred Stock having a total redemption value of $23,387,000, or $35.00 per share, in connection with the acquisition of State National Capital Corporation. The shares have preference in liquidation, and each share is entitled to one vote on any matters submitted
to a vote of the shareholders of the Company.   In accordance with the
financial reporting requirements of the Securities and Exchange Commission, the preferred stock has been classified outside of permanent equity as Redeemable Preferred Stock.

Both the Company and the holders of the preferred stock have the right to redeem any or all of the shares from time to time beginning five years and one month after the date of issue in exchange for cash or shares of the Company's common stock. The Company will determine the form of all redemptions, which will consist of cash, common stock, or a combination of both. Generally, the amount of consideration on the 1994-A Series will be equivalent to $35.00 per share plus the amount of any

Notes to the Consolidated Financial Statements       The Liberty Corporation and
                                                                    Subsidiaries
                                                               December 31, 1994


accumulated and unpaid dividends; and for the 1994-B Series will be equivalent to $37.50 per share plus the amount of any accumulated and unpaid dividends. In addition, each share of the 1994-A Series and 1994-B Series is convertible, at the option of the shareholder, at any time into one share of the Company's common stock (plus a corresponding attached right to acquire a share of the Company's Series A Participating Cumulative Preferred Stock). There is no sinking fund for the redemption of either series of preferred stock.

Dividends shall be paid on the 1994-A Series at the rate of 6% per annum and on the 1994-B Series at the rate of 5.6% per annum. Dividends accrue daily, are cumulative, and are payable quarterly. Both the 1994-A Series and the 1994-B Series are on a parity in rank with all other series of preferred stock of the Company whether or not such series exist now or are created in the future, with respect to payment of all dividends and distributions, unless a series of preferred stock expressly provides that it is junior or senior to the 1994-A and 1994-B Series. No dividends or distributions on the Company's common stock shall be declared or paid until all accumulated and unpaid dividends on the 1994-A Series and 1994-B Series have been declared and set aside for payment.

7.       COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries are defendants in various lawsuits arising primarily from claims made under insurance policies. Where applicable, these lawsuits are considered in establishing the Company's policy liabilities. It is the opinion of management and legal counsel that the settlement of these actions will not have a material effect on the financial position or results of operations of the Company.

The Company has lease agreements, primarily for branch offices, data processing and telephone equipment, which expire on various dates through 2004, none of which are material capital leases. Most of these agreements have optional renewal provisions covering additional periods of one to ten years. All leases were made in the ordinary course of business and contain no significant restrictions or obligations. Future commitments under operating leases are not material. Annual rental expense amounted to approximately $5,497,000, $6,225,000, and $4,491,000 in 1994, 1993, and 1992, respectively.

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

At December 31, 1994, the Company had commitments for additional investments and other items totaling $20,978,000.

Notes to the Consolidated Financial Statements       The Liberty Corporation and
                                                                    Subsidiaries
                                                               December 31, 1994

8.       SHAREHOLDERS' EQUITY

The components of the balance sheet caption unrealized appreciation (depreciation) on fixed maturity securities available for sale and equity securities in shareholders' equity as of December 31 are as follows:

(In 000's)                                                                                                  1994             1993
-----------------------------------------------------------------------------------------------------------------------------------
Carrying value of securities                                                                            $  961,237          $70,533
Amortized cost of securities                                                                             1,025,638           62,947
-----------------------------------------------------------------------------------------------------------------------------------
Net unrealized appreciation (depreciation)                                                                 (64,401)           7,586
Adjustment to deferred acquisition costs                                                                     2,379              ---
Deferred income taxes (net of a valuation allowance of $11,021 in 1994)                                      8,913           (2,409)
-----------------------------------------------------------------------------------------------------------------------------------
Net unrealized appreciation (depreciation) on fixed maturity
  securities available for sale and equity securities                                                    $ (53,109)         $ 5,177
-----------------------------------------------------------------------------------------------------------------------------------

On December 17, 1992, the Company completed the public offering of 2,400,000 shares of its common stock at a price of $28.25 per share. The offering generated net proceeds of $64,274,000 which were used to repay bank debt. On January 8, 1993, the underwriters of the offering exercised the over-allotment provision, resulting in the issuance of an additional 325,100 shares at the same per share price of $28.25. This provided the Company with additional net proceeds of $8,544,000, which were also used to repay bank debt (See Note 5).

On April 1, 1994, the Company issued 113,611 shares of its common stock as part of the purchase price of State National Capital Corporation. On October 1, 1992, the Company issued 409,795 shares of its common stock as part of the purchase price of Magnolia Life Insurance Company. On July 2, 1992, the Company issued 10,000 shares of its common stock in connection with the purchase of Pierce National Life Insurance Company.

On May 5, 1992 the Company's shareholders adopted an amendment to the Articles of Incorporation (the "Amendment") to eliminate the concept of par value with respect to the Company's shares of stock. Effective May 14, 1992, the Amendment serves to conform the Company's Articles of Incorporation to the South Carolina Business Corporations Act of 1988, which revised substantially all of the South Carolina law governing general business corporations, South Carolina being the jurisdiction in which the Company's principal place of business is located and its state of incorporation.

The Company has a Performance Incentive Compensation Program (the "Program") which provides that the Compensation Committee of the Board of Directors may grant: (a) incentive stock options within the meaning of Section 422 of the Internal Revenue Code; (b) non-qualified stock options; (c) performance units; (d) awards of restricted shares of the Company's common stock; or (e) all or any combination of the foregoing to officers and key employees. Only common stock, not to exceed 2,800,000 shares, may be delivered under the Program; and shares so delivered will be made available from the authorized but unissued shares or from shares reacquired by the Company, including shares purchased in the open market. The aggregate number of shares that may be acquired by any participant in the Program shall not exceed 20% of the shares subject to the Program. As of December 31, 1994, 56 officers and employees were participants in the Program.

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

Stock options under the Program are issued at 100% of the market price on the date of grant, are vested over such period of time, which may not be less than one year, as may be established by the Compensation Committee, and expire ten years after the grant. Of the incentive stock options outstanding, 81,465 were exercisable at December 31, 1994; 116,240 were exercisable at December 31, 1993; and 191,700 were exercisable at December 31, 1992. Of the non-qualified options outstanding, 268,500 were exercisable at December 31, 1994; 191,800 were exercisable at December 31, 1993; and 137,200 were exercisable at December 31, 1992. The options expire on various dates beginning February 12, 1996, and ending November 2, 2004.

The following schedule summarizes activity in the Program during three years ending December 31, 1994.

Notes to the Consolidated Financial Statements       The Liberty Corporation and
                                                                    Subsidiaries
                                                               December 31, 1994

                                                                                       Non-Qualified Stock
                             Restricted Shares       Incentive Stock Options                  Stock
------------------------------------------------------------------------------------------------------------
                                          Market                                                     Average
                          Number of      Price at    Number of       Average          Number of     Exercise
                           Shares       Date Given    Options    Exercise Price        Options        Price
------------------------------------------------------------------------------------------------------------
Outstanding 1/1/92         275,300                    207,300         $16.83            282,000      $21.02
Awarded                     83,490        $25.63          ---                           127,000       24.89
Vested                     (86,940)        20.00
Exercised                                             (15,600)         17.74             (1,210)      19.50
Forfeited                      ---                        ---                            (3,790)      19.50
-----------------------------------------------------------------------------------------------------------
Outstanding 12/31/92       271,850                    191,700         $16.75            404,000      $22.26
Awarded                     90,220         29.23          ---                            75,500       29.38
Vested                     (98,638)        31.43
Exercised                                             (75,460)         14.80            (30,200)      20.20
Forfeited                   (4,749)        27.97          ---                            (3,200)      24.31
-----------------------------------------------------------------------------------------------------------
Outstanding 12/31/93       258,683                    116,240         $18.02            446,100      $23.59
Awarded                    108,835         25.78          ---                           104,500       25.76
Vested                     (85,643)        26.90
Exercised                      ---                    (34,775)         17.35             (4,000)      25.63
Forfeited                  (19,241)        24.82                                         (6,000)      25.63
-----------------------------------------------------------------------------------------------------------
Outstanding 12/31/94       262,634                     81,465         $18.31            540,600      $23.97
-----------------------------------------------------------------------------------------------------------

At December 31, 1994, there were 533,795 shares of the Company's stock reserved for future grants under the Program.

The Company had an earlier non-qualified Stock Option Plan (the "Plan") which expired March 31, 1985. The last of the options expired on May 7, 1992, and all available options were exercised before the expiration date. During 1992, there were 26,000 shares exercised at an average price of $6.75 per share.

The Company has adopted a Shareholder Rights Plan and declared a dividend of one preferred stock purchase right for each outstanding share of common stock. Upon becoming exercisable, each right entitles the holder to purchase for a price of $150.00 one one-hundredth of a share of Series A Participating Cumulative Preferred Stock. All of the rights may be redeemed by the Company at a price of $.01 per right until ten business days (or such later date as the Board of Directors determines) after the public announcement that a person or group has acquired beneficial ownership of 20 percent or more of the outstanding common shares ("Acquiring Person"). Upon existence of an Acquiring Person, the Company may redeem the rights only with the concurrence of a majority of the directors not affiliated with the Acquiring Person. The rights, which do not have voting power and are not entitled to dividends, expire on August 7, 2000. The rights are not exercisable until ten business days after the public announcement that a person either (i) has become an Acquiring Person, or (ii) has commenced, or announced an intention, to make a tender offer or exchange offer if, upon consummation, such person or group would become an Acquiring Person. If, after the rights become exercisable, the Company becomes involved in a merger or certain other major corporate transactions, each right will entitle its holder, other than the Acquiring Person, to receive common shares with a deemed market value of twice such exercise price.

There are 10,000,000 shares of preferred stock, no par value per share authorized for issuance. At December 31, 1994, there were 1,266,308 shares of preferred stock outstanding (See Note 6), and 140,000 shares of preferred stock were reserved for issuance in connection with the Shareholder Rights Plan.

Shareholders' equity as determined under generally accepted accounting principles of the Company's Insurance Group was $525,478,000 and $484,357,000 at December 31, 1994 and 1993, respectively. The comparable amounts as determined under statutory accounting practices were $161,023,000 and $151,646,000 at December 31, 1994 and 1993, respectively. The amount that retained earnings exceed statutory unassigned surplus ($402,800,000) is restricted and, therefore, not available for dividends. Without regulatory approval, dividends are generally limited to prior year statutory gain from operations.

Notes to the Consolidated Financial Statements       The Liberty Corporation and
                                                                    Subsidiaries
                                                               December 31, 1994

9.       EMPLOYEE BENEFITS

The Company has several postretirement plans that provide medical and life insurance benefits for qualified retired employees. The postretirement medical plans are generally contributory with retiree contributions adjusted annually to limit employer contributions to predetermined amounts. The postretirement life plans provide free insurance coverage up to a maximum of $5,000 for retirees prior to January 1, 1993, of the Company with the exception of Cosmos, whose retirees are insured with an outside company.

Net periodic postretirement benefit cost was $1,516,000 and $1,477,000 for the years ended December 31, 1994 and 1993, respectively, and included the following components:

                                                      1994                    1993
-----------------------------------------------------------------------------------------
(In $000's)                                   Medical       Life     Medical        Life
-----------------------------------------------------------------------------------------
Service cost                                   $  139       $---      $  129        $---
Interest cost                                   1,067        282       1,071         277
Amortization of unrecognized net loss             226          6         ---         ---
-----------------------------------------------------------------------------------------
Net periodic postretirement benefit cost       $1,228       $288      $1,200        $277
-----------------------------------------------------------------------------------------

The following schedule reconciles the status of the Company's plans with the unfunded postretirement benefit obligation included in its balance sheets at December 31:

                                                            1994                    1993
-----------------------------------------------------------------------------------------------
(In $000's)                                         Medical        Life   Medical          Life
-----------------------------------------------------------------------------------------------
Retirees                                            $12,457      $3,678    $14,172       $4,140
Fully eligible active plan participants                 771         ---        757          ---
Other active plan participants                          920         ---        880          ---
-----------------------------------------------------------------------------------------------
Accumulated post-retirement benefit obligation       14,148       3,678     15,809        4,140
Unrecognized net loss                                  (158)        (80)    (1,957)        (362)
-----------------------------------------------------------------------------------------------
Accrued postretirement benefit obligation           $13,990      $3,598    $13,852       $3,778
-----------------------------------------------------------------------------------------------

At December 31, 1994, the weighted-average annual assumed rate of increase in the per capita cost of covered medical benefits is 10% for 1995, and is assumed to decrease by 0.5% per year to 8% in 1999, then decrease 1% per year to 6% in 2001 and thereafter. At December 31, 1993, the health care cost trend rate assumption was 13% and the rate graded down by 1% per year to 5% in 2002 and thereafter. A 1% increase in the per capita cost of health care benefits results in a $645,000 increase in the accrued postretirement benefit obligation and a $55,000 increase in postretirement benefit expense. The assumed weighted average discount rate used in determining the accrued postretirement medical and life benefit obligation was 8% and 7% at December 31, 1994 and 1993, respectively.

The Company has profit sharing plans for substantially all of its employees. Contributions to these plans are made at the discretion of the Board of Directors and are paid into a trust that is administered by a separate trustee. Contributions for these plans were $4,840,000, $4,234,000, and $3,952,000 in 1994, 1993 and 1992, respectively.

The Company has a voluntary thrift and investment plan, qualified under Section 401(k) of the Internal Revenue Code, for substantially all of its employees. The Company makes a matching contribution to the plan of up to 3% of the employee's compensation. The Company's matching contributions percentage may be changed at the discretion of each participating subsidiary's Board of Directors. The Company's contributions for this plan were $2,148,000, $2,020,000, and $1,632,000 in 1994, 1993, and 1992, respectively.

Notes to the Consolidated Financial Statements       The Liberty Corporation and
                                                                    Subsidiaries
                                                               December 31, 1994

10.      PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following:

(In 000's)                     1994       1993        1992
-----------------------------------------------------------
Current:
  Federal                    $12,625    $23,017     $12,735
  State                        1,546      1,131       1,147
-----------------------------------------------------------
Total current                 14,171     24,148      13,882
Deferred:
  Federal                     (1,361)     2,217       7,182
  State                         (120)      (128)        (50)
-----------------------------------------------------------
Total deferred                (1,481)     2,089       7,132
-----------------------------------------------------------
  Total tax provision        $12,690    $26,237     $21,014
-----------------------------------------------------------

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1994 and 1993, are as follows:

(In 000's)                                                                                                1994        1993
----------------------------------------------------------------------------------------------------------------------------
Insurance operations deferred tax liabilities:
  Policy acquisition costs expensed on tax return and deferred on books                                 $100,601     $85,276
  Deduction for increase in life insurance reserves on tax return in excess of
    amount on books                                                                                       21,922      16,622
  Bond market discount accrued on books but not on tax return                                              8,044       8,394
  Tax over book partnership losses                                                                         4,651       4,642
  Software development costs expensed on tax return                                                        1,108       7,438
  Unrealized investment gains recognized in equity                                                           ---       2,699
Non-insurance companies deferred tax liabilities:
  Tax over book depreciation                                                                               6,446       6,559
  Tax over book amortization                                                                               4,485       4,375
----------------------------------------------------------------------------------------------------------------------------
Total deferred tax liabilities                                                                          $147,257    $136,005
----------------------------------------------------------------------------------------------------------------------------
Insurance operations deferred tax assets:
  Taxable income from financial reinsurance not included in income per books                               3,359       5,040
  Postretirement benefits not deducted for tax                                                             6,752       7,188
  Unrealized investment losses recognized in equity                                                       19,934         ---
  Other                                                                                                    9,038       4,418
Non-insurance companies deferred tax assets:
  Net operating loss carryover                                                                             3,889       7,953
  Other                                                                                                    3,441       1,402
----------------------------------------------------------------------------------------------------------------------------
Total deferred tax assets before valuation allowance                                                      46,413      26,001
Valuation allowance for deferred tax asset                                                               (11,863)        ---
----------------------------------------------------------------------------------------------------------------------------
Deferred tax asset net of valuation allowance                                                             34,550      26,001
----------------------------------------------------------------------------------------------------------------------------

Net deferred tax liability                                                                              $112,707    $110,004
----------------------------------------------------------------------------------------------------------------------------

At December 31, 1994, the Company had unrealized losses from securities classified as available for sale and equity securities of $64,401,000. For financial reporting purposes, a valuation allowance of $11,021,000 has been established to offset a portion of the deferred tax asset related to these unrealized losses. The Company has also established a valuation allowance of $842,000 in connection with certain capital loss carryforwards. The valuation allowances have been recognized because it is management's determination that it is more likely than not that a portion of the deferred tax asset may not be realized.

Notes to the Consolidated Financial Statements       The Liberty Corporation and
                                                                    Subsidiaries
                                                               December 31, 1994

The reconciliation of income taxcomputed at the U.S. federal statutory tax rates to income tax expense is:

(In 000's)                                                                               1994               1993             1992
-----------------------------------------------------------------------------------------------------------------------------------
Federal income tax rate                                                                      35%                35%              34%
Rate applied to pre-tax income before the cumulative
    effect of accounting changes                                                       $ 13,604           $ 27,063         $ 21,046
  Release of tax reserves                                                                  (500)            (3,350)             ---
  Rate change expense on beginning deferred tax liability                                   ---              3,216              ---
  Tax exempt interest and dividends                                                      (1,765)            (1,466)          (1,143)
  State and local income taxes                                                              928                652              757
  Other                                                                                     423                122              354
-----------------------------------------------------------------------------------------------------------------------------------
  Provision for income taxes                                                           $ 12,690           $ 26,237         $ 21,014
-----------------------------------------------------------------------------------------------------------------------------------

The Company has net operating loss carryforwards of $11,110,000 and $22,722,000 at December 31, 1994 and 1993, which will expire between the years 2002 and 2007.

Income taxes paid were approximately $21,911,000, $18,437,000, and $16,300,000 in 1994, 1993, and 1992, respectively.

Under prior tax law, a portion of the life insurance subsidiaries' earnings was not taxed when earned. Such accumulated income ("policyholders' surplus") amounts to approximately $65,293,000 at December 31, 1983 and, under the Tax Reform Act of 1984, was frozen at that amount. That amount is not taxable unless it is distributed to the Company or unless it exceeds certain limitations under the Internal Revenue Code. The Company does not intend to take actions nor does it expect any events to occur that would cause tax to be payable on policyholders' surplus; therefore, no income tax provision on that amount has been made in the accompanying financial statements. However, if such taxes were assessed, the amount of the taxes payable would be approximately $22,853,000.

11.      QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Quarterly results of operations for each of the years ended December 31, 1994 and 1993, are as follows:



                                                                                                    Quarter Ended
----------------------------------------------------------------------------------------------------------------------------------
1994 (In 000's except per share amounts)                                        March 31       June 30       Sept. 30      Dec. 31
----------------------------------------------------------------------------------------------------------------------------------
Revenues                                                                        $119,621      $143,124       $141,562     $136,939
----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                               $ 16,135      $ 22,343       $ 19,631     $(19,241)
----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                               $ 10,573      $ 14,600       $ 12,902     $(11,897)
----------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) per common share                                                $   0.53      $   0.70       $   0.62     $  (0.63)
----------------------------------------------------------------------------------------------------------------------------------



                                                                                                    Quarter Ended
----------------------------------------------------------------------------------------------------------------------------------
1993 (In 000's except per share amounts)                                        March 31       June 30       Sept. 30      Dec. 31
----------------------------------------------------------------------------------------------------------------------------------
Revenues                                                                        $115,554      $120,978       $115,749     $120,664
----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes and cumulative effect of
  accounting changes                                                            $ 21,183      $ 20,460       $ 17,569     $ 18,112
----------------------------------------------------------------------------------------------------------------------------------
Cumulative effect of accounting changes, net of taxes                           $(11,940)     $    ---       $    ---     $    ---
----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                      $  2,074      $ 13,281       $  8,078     $ 15,714
----------------------------------------------------------------------------------------------------------------------------------
Earnings per common share before cumulative effect of
  accounting changes                                                            $   0.72      $   0.68       $   0.41     $   0.80
----------------------------------------------------------------------------------------------------------------------------------
Earnings per common share                                                       $   0.11      $   0.68       $   0.41     $   0.80
----------------------------------------------------------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements       The Liberty Corporation and
                                                                    Subsidiaries
                                                               December 31, 1994



The fourth quarter of 1994 contained an after-tax $20,300,000 charge related to two unique situations: a write-off of deferred costs connected with the development of a software system for administration of the Company's insurance business, and a decision to cease marketing products through the general agency distribution system.

The write-off of the deferred systems costs is in connection with an agreement with a joint development partner to develop a state-of-the-art software system to handle the administration of the Company's insurance operations. After an internal review of the project, the Company engaged an independent consultant to provide an estimate of the value of the software. The value was less than the cost previously deferred by the Company, resulting in an after-tax charge to earnings of $13,600,000.

The Company has decided to cease sales of its products through its general agency distribution system due to the absence of critical volume. The decision to close the general agency distribution system resulted in an after-tax charge to earnings of $6,700,000 million, primarily to reduce deferred acquisition costs no longer considered recoverable. For 1994, approximately 2% of total premiums and policy charges were generated by the general agency division.

In addition to the charges discussed above, the Company had realized investment losses of $6,900,000 for the quarter. The losses are the result of a decision by the Company to take advantage of available market conditions and its tax position to sell securities with a yield lower than those currently available.

12.      STATUTORY RESULTS OF OPERATIONS

Statutory net income of the Insurance Group for each of the years ended December 31, 1994, 1993, and 1992 was $16.4 million, $22.1, million and $14.4 million, respectively.  The results of the insurance companies acquired (See
Note 13) are included in the above amounts from the date of acquisition.

13.      ACQUISITIONS

The Company's strategy to expand through internal growth and acquisitions continued during 1994 through the acquisition of three insurance companies and one real estate acquisition. All of the acquisitions have been accounted for as purchases and included in the accompanying consolidated financial statements from the date of acquisition.

In February 1994, the Company completed the acquisition of North American and American Funeral, two pre-need companies which have significantly expanded the Company's pre-need life insurance business.

North American is a holding company whose principal subsidiaries, Pan-Western Life Insurance Company, Howard Life Insurance Company and Brookings International Life Insurance Company, are providers of pre-need life insurance. The acquisition added strategic midwest markets to Liberty's pre-need territory. The $51.9 million purchase price was funded with proceeds from the Company's credit facility. North American was relocated to Greenville, South Carolina, in May 1994.

American Funeral, headquartered in Amory, Mississippi, is one of the largest providers of pre-need insurance. The $28.1 million purchase price was funded through a combination of proceeds from the Company's credit facility and a new class of redeemable preferred stock (see Note 6) issued at the time of closing.

In addition to the pre-need insurance acquisitions, the Company completed the purchase of State National headquartered in Baton Rouge, Louisiana in April 1994. State National is the parent company of State National Life Insurance Company, a home service company, and several other small subsidiaries. The $27.5 million purchase price was funded through a combination of proceeds from the Company's credit facility, a new class of redeemable preferred stock issued at closing (see Note 6), and common stock. State National was relocated to Greenville, South Carolina, in August 1994 and merged into Liberty Life.

The Company completed the purchase a portion of the real estate assets of SCANA Development Corporation, a subsidiary of SCANA Corporation for approximately $43 million. The real estate assets acquired from SCANA consisted of residential properties under development, undeveloped land held for future development, business parks, and retail and office properties

Notes to the Consolidated Financial Statements       The Liberty Corporation and
                                                                    Subsidiaries
                                                               December 31, 1994

(rental income producing). A substantial majority of the projects are located in South Carolina. The purchase price was funded with proceeds from a combination of internally generated funds and the Company's credit facility.

The following unaudited pro forma combined results of operations for the years ended December 31, 1994 and 1993, give effect to the acquisitions of American Funeral, North American and State National as though they had occurred at the beginning of that year. Pro forma results are not necessarily indicative of the results that actually would have occurred or that will be obtained in the future.

(In 000's, except per share data)                                                                         1994                1993
------------------------------------------------------------------------------------------------------------------------------------
Revenues                                                                                                $559,857            $587,738
Net income                                                                                              $ 27,640            $ 37,856
Earnings per share                                                                                      $   1.26            $   1.79

14.      FAIR VALUES OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" requires the disclosure of the estimated fair value of all financial instruments, including both assets and liabilities unless specifically exempted. The following methods were used to estimate the fair values of the Company's financial instruments.

- Cash and short-term investments: The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

- Investment securities: Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments. The fair values for equity securities are based on quoted market prices.

- Mortgage loans and policy loans: The fair values for mortgage loans and policy loans are estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

- Other long-term investments: Other long-term investments consist primarily of venture capital investments and investments in oil and gas producing property. The Company determined that it was not practicable to estimate the fair values of its venture capital investments because of a lack of primary and secondary market prices and the inability to estimate fair values without incurring excessive costs. The Company's investment in venture capital totaled $16,055,000 and $8,059,000 at December 31, 1994 and 1993,
         respectively.

- Policy liabilities: Fair values for the Company's liabilities under investment-type insurance contracts that are not subject to policyholder mortality or morbidity risk are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with remaining maturities consistent with those for the contracts being valued.

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

Notes to the Consolidated Financial Statements       The Liberty Corporation and
                                                                    Subsidiaries
                                                               December 31, 1994

The carrying amounts and estimated fair values of the Company's financial instruments are as follows:

                                                                             1994                              1993
---------------------------------------------------------------------------------------------------------------------------------
                                                                                    Estimated                          Estimated
                                                                   Carrying           Fair            Carrying            Fair
(in 000's)                                                          Amount            Value            Amount            Value
---------------------------------------------------------------------------------------------------------------------------------
ASSETS
Fixed maturity securities
  available for sale                                               $883,029           $883,029
Fixed maturity securities
  held to maturity                                                  299,118            311,129        $908,854           $975,309
Equity securities                                                    78,208             78,208          70,533             71,032
Mortgage loans                                                      203,381            197,715         165,784            176,338
Policy loans                                                         96,160             93,678          86,942             84,029
Other long-term investments                                          31,624             31,624          26,047             26,047
Short-term investments and cash                                      58,664             58,664          45,493             45,321

LIABILITIES
Investment-type insurance contracts                                  59,208             55,907          30,000             28,100
Notes, mortgages and other debt                                     131,647            131,647         149,489            149,489
Long-term debt                                                      100,000            100,000             ---                ---
Film contract obligations included in other
  liabilities                                                         5,365              4,963           7,189              6,582

SFAS No. 107 excludes insurance contract liabilities, except for investment-type contracts, from the definition of financial instruments. However, the fair value of the liabilities under all insurance contracts is taken into consideration in the overall management of interest rate risk. Because of the exclusion of the majority of the Company's insurance contracts as well as other non-financial assets and liabilities from fair value disclosure, care should be taken in deriving conclusions about the Company's financial position based on the fair value information presented above.


15.      BUSINESS SEGMENT INFORMATION

The Company is actively engaged through certain of its subsidiaries in two major business segments: insurance and broadcasting. Sales between the various subsidiaries of the Company are not material and are eliminated. Information for these segments is contained in the Selected Financial Data on page 43 and, with respect to the years 1992 through 1994, is incorporated by reference.


16.      SUBSEQUENT EVENT

The Company closed the acquisition of WLOX-TV on February 28, 1995. The purchase price of $41,000,000 was funded with a combination of 600,000 shares of 1995-A Series redeemable preferred stock with a stated value of $35 per share; cash of approximately $6,200,000; and a note payable for $13,800,000.

Notes to the Consolidated Financial Statements       The Liberty Corporation and
                                                                    Subsidiaries
                                                               December 31, 1994

REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
THE LIBERTY CORPORATION

We have audited the accompanying consolidated balance sheets of The Liberty Corporation and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Liberty Corporation and subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 1994, the Company changed its method of accounting for certain investments in debt securities and, effective January 1, 1993, the Company changed its methods of accounting for postemployment benefits and postretirement benefits other than pensions.


                                                  /s/  Ernst & Young LLP


Greenville, South Carolina
February 17, 1995, except for Note 16,
as to which the date is February 28, 1995