Form 10-K405, Exhibit 13
period 1995-12-31
LIBERTY CORP
filed 1996-04-01
CIK 59229

                                                                      EXHIBIT 13


STOCK DATA

The Liberty Corporation's Common Stock is listed on the New York Stock Exchange. Its symbol is LC. As of December 31, 1995, 1,395 shareholders of record in 44 states, the District of Columbia, Canada, Australia and New Zealand held the 20,060,629 Common Stock shares outstanding. Quarterly high and low stock prices and dividends per share as reported by the Wall Street Journal were:


                                                                            Quarterly
                                             Market Price Per Share        Dividend Per
                                               High          Low              Share
                                            --------------------------------------------
     1995
- -------------------------
Fourth Quarter                                34           31 1/4             .170
Third Quarter                                 33 3/4       27 5/8             .170
Second Quarter                                28 1/4       25 3/4             .170
First Quarter                                 27 1/2       24 3/4             .155

     1994
- -------------------------
Fourth Quarter                                27 1/4       24 1/4             .155
Third Quarter                                 28 3/4       25 3/4             .155
Second Quarter                                29 7/8       23 7/8             .155
First Quarter                                 28           24 1/8             .155

     1993
- -------------------------
Fourth Quarter                                31           24                 .140
Third Quarter                                 34 5/8       30                 .140
Second Quarter                                33 5/8       29                 .140
First Quarter                                 31 7/8       28 3/8             .140

The Company expects to continue its policy of paying regular cash dividends, although there is no assurance as to future dividends because they are dependent on future earnings, capital requirements and financial condition. Also, the payment of dividends is subject to the restrictions described in Notes 5 and 8 of the Consolidated Financial Statements.

                     CO-REGISTRAR AND CO-TRANSFER AGENTS
- --------------------------------------------------------------------------------

      Wachovia Bank of North Carolina, N.A.        The Bank of New York
      P. O. Box 3001                               101 Barclay Street
      Winston-Salem, NC  27102                     New York, NY  10286


For a Copy of the 10-K or other information, contact:
The Liberty Corporation Shareholder Relations
Box 789
Greenville, SC  29602
Telephone (864) 609-8256

Stock Exchange Listing:
New York Stock Exchange
Symbol: LC

Annual Meeting
The Liberty Corporation will hold its annual meeting on Tuesday, May 7, 1996, at 10:30 a.m. in The Liberty Corporation Headquarters, Greenville, South Carolina. All Shareholders are invited to attend.

                                                                      EXHIBIT 13




SELECTED FINANCIAL DATA                 The Liberty Corporation and Subsidiaries
                                                               December 31, 1995



(In 000's, except per share data)                 1995          1994          1993            1992            1991            1990
- ------------------------------------------------------------------------------------------------------------------------------------
Revenues
  Insurance                                   $  486,980    $  439,451    $  384,132      $  305,934      $  271,806     $  246,661
  Broadcasting                                   119,529        98,266        87,984          89,989          88,174         89,709
  Parent & Minor Subsidiaries                     19,090        19,600        16,089          20,301          19,254         12,936
  Adjustments & Eliminations                     (19,918)      (16,071)      (15,260)        (13,468)        (14,752)       (13,707)
- ------------------------------------------------------------------------------------------------------------------------------------
    Total Revenues *                          $  605,681    $  541,246    $  472,945      $  402,756      $  364,482     $  335,599
- ------------------------------------------------------------------------------------------------------------------------------------
Income (Loss) Before Income Taxes &
  Cumulative Effect of Accounting Changes
  Insurance                                   $   83,483    $   31,590    $   71,518      $   53,962      $   43,255     $   42,442
  Broadcasting                                    27,127        21,701        16,180          16,859          16,417         22,158
  Parent & Minor Subsidiaries                    (19,994)      (14,423)      (12,846)        (13,690)        (20,439)       (25,911)
  Adjustments & Eliminations                      (1,821)          ---         2,472           4,768           4,217            ---
- ------------------------------------------------------------------------------------------------------------------------------------
    Consolidated Income Before  Income
      Taxes & Cumulative Effect of Accounting
      Changes                                 $   88,795    $   38,868    $   77,324      $   61,899      $   43,450     $   38,689
- ------------------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)
  Insurance                                   $   56,582    $   21,803    $   33,459      $   35,369      $   30,077     $   28,094
  Broadcasting                                    16,590        12,919        12,217          10,262           9,967         13,600
  Parent & Minor Subsidiaries                    (12,635)       (8,544)       (8,141)         (8,153)        (12,514)       (16,136)
  Adjustments & Eliminations                      (1,184)          ---         1,612           3,407           3,036            ---
- ------------------------------------------------------------------------------------------------------------------------------------
    Net Income                                $   59,353    $   26,178    $   39,147      $   40,885      $   30,566     $   25,558
- ------------------------------------------------------------------------------------------------------------------------------------
Earnings per share                            $     2.76    $     1.22    $     2.01      $     2.51      $     1.93     $     1.55
- ------------------------------------------------------------------------------------------------------------------------------------
Change in Net Unrealized Investment
  Gains (Losses)                              $  111,095    $  (58,286)   $    1,276      $      (78)     $    7,316     $   (4,613)
- ------------------------------------------------------------------------------------------------------------------------------------
Dividends Per Common Share                    $    0.665    $     0.62    $     0.56      $    0.515      $     0.47     $     0.46
- ------------------------------------------------------------------------------------------------------------------------------------
Depreciation and Amortization
  Insurance                                   $    4,515    $    5,125    $    3,286      $    3,424      $    3,381     $    3,371
  Broadcasting                                     9,244         6,276         6,566           6,848          10,654         11,044
  Parent & Minor Subsidiaries                      5,275         4,618         3,670           4,628           4,631          4,814
- ------------------------------------------------------------------------------------------------------------------------------------
Total Depreciation and Amortization           $   19,034    $   16,019    $   13,522      $   14,900      $   18,666     $   19,229
- ------------------------------------------------------------------------------------------------------------------------------------
Capital Expenditures
  Insurance                                   $    4,413    $    2,270    $    5,814      $    3,618      $    2,264     $    3,534
  Broadcasting                                     5,863         3,900         2,168           2,513           2,961          6,476
  Parent & Minor Subsidiaries                      3,012         3,446         7,483             698           1,088            895
- ------------------------------------------------------------------------------------------------------------------------------------
Total Capital Expenditures                    $   13,288    $    9,616    $   15,465      $    6,829      $    6,313     $   10,905
- ------------------------------------------------------------------------------------------------------------------------------------
Assets
  Insurance                                   $2,769,619    $2,494,264    $2,057,126      $1,937,908      $1,528,901     $1,357,406
  Broadcasting                                   168,672        98,705       101,982         110,849         119,714        141,467
  Parent & Minor Subsidiaries                    873,933       666,319       581,406         565,135         504,199        484,401
  Adjustments & Eliminations                    (777,928)     (592,024)     (553,481)       (539,014)       (438,610)      (438,899)
- ------------------------------------------------------------------------------------------------------------------------------------
    Total Assets                              $3,034,296    $2,667,264    $2,187,033      $2,074,878      $1,714,204     $1,544,375
- ------------------------------------------------------------------------------------------------------------------------------------
Notes, Mortgages and Other Debts                $258,444    $  231,647    $  149,489      $  176,632      $  226,925     $  246,531
- ------------------------------------------------------------------------------------------------------------------------------------
Redeemable Preferred Stock                       $45,667    $   45,816           ---             ---             ---            ---
- ------------------------------------------------------------------------------------------------------------------------------------
Consolidated Shareholders' Equity               $575,762    $  395,589    $  433,845      $  389,188      $  277,108     $  243,465
- ------------------------------------------------------------------------------------------------------------------------------------

*  See Note 14 to the Consolidated Financial Statements related to 1995 and 1994 acquisitions.

                                                                      EXHIBIT 13



MANAGEMENT'S DISCUSSION AND ANALYSIS    The Liberty Corporation and Subsidiaries
                                                               December 31, 1995

SUMMARY OF CONSOLIDATED RESULTS OF OPERATIONS

Consolidated income before income taxes and the cumulative effect of accounting changes for 1995 was $88.8 million, up $49.9 million from the $38.9 million reported for 1994. The amounts reported for 1994 included non-recurring charges of $31.2 million.


(In 000's)                                                                   1995     1994      1993
- ---------------------------------------------------------------------------------------------------------
Income before income taxes and the cumulative effect of accounting changes  $88,795  $38,868   $77,324
Income taxes                                                                 29,442   12,690    26,237
- ---------------------------------------------------------------------------------------------------------
Income before the cumulative effect of accounting changes                    59,353   26,178    51,087
Cumulative effect of accounting changes                                         ---      ---   (11,940)
- ---------------------------------------------------------------------------------------------------------
Net income                                                                  $59,353  $26,178   $39,147
- ---------------------------------------------------------------------------------------------------------

Adjusting for realized investment losses of $2.9 million in 1995, income before income taxes and the cumulative effect of accounting changes was $91.7 million, compared with $82.2 million for 1994, after adjusting the 1994 results for the non-recurring charges and realized investment losses. The increase for 1995 was the result of improvements in both the insurance (up $11.3 million) and broadcasting operations (up $5.4 million) offset by higher interest costs at the Corporate level.

Consolidated income before income taxes and the cumulative effect of accounting changes for 1994 was $38.9 million ($70.1 million prior to the non-recurring charges) and compares with $77.3 million earned in 1993. Excluding realized investment gains and losses from both periods and the non-recurring charges from 1994, earnings before income taxes were $82.2 million and $62.6 million for 1994 and 1993, respectively. The increase in 1994 was primarily the result of contributions from insurance acquisitions closed in 1994 ($10.3 million) and improvement in broadcasting results ($5.5 million).

The non-recurring charges in 1994 related to 1) the write-off of previously deferred costs associated with the development of a software system for administration of Liberty's insurance business and 2) a decision to cease marketing products through the general agency distribution system. The deferred systems charges were in connection with an agreement with a software developer to develop a state-of-the-art software system to handle the administration of Liberty's insurance operations. The non-cash charge of $20.9 million (pre-tax) had no impact on Liberty's cash flow. In 1994 Liberty decided to cease sales of its products through its general agency distribution system due to the absence of critical volume. This decision resulted in a pre-tax charge to earnings of $10.3 million, primarily to reduce deferred acquisition costs no longer considered recoverable. Premiums and policy charges from the general agency division represented approximately 2% of Liberty's total premiums and policy charges at the time the decision was made to cease sales though this marketing channel.

The cumulative effect of accounting changes reported in 1993 represented a one-time, non-cash charge of $11.9 million relating to the implementation of Statement of Financial Accounting Standard ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and SFAS No. 112, "Employers' Accounting for Postemployment Benefits."

Consolidated 1995 revenues of $605.7 million were up $64.5 million (12%) over last year's $541.2 million. The 1995 revenue growth consisted primarily of a $47.5 million increase in revenues from the insurance operations and a $21.3 million increase in broadcasting revenues. The increase in revenues from insurance operations was a combination of the 1994 insurance acquisitions contributing a full year of revenues and a $14.0 million increase from realized investment gains.

Consolidated 1994 revenues of $541.2 million were up $68.3 million (14%) over the $472.9 million reported in 1993. This revenue growth consisted primarily of a $55.3 million increase in revenues from insurance operations and a $10.3 million increase in broadcasting revenues. The increase in revenue from insurance operations was a combination of the 1994 insurance acquisitions contributing revenues of $84.3 million offset by a decline of $29.0 million from existing insurance operations. The decline from existing insurance operations was due to a $26.2 million decline in realized investment gains coupled with the 1993 sale of Liberty's medicare supplement business that generated $12.5 million in revenues in 1993.

                                                                      EXHIBIT 13


BUSINESS SEGMENTS

Liberty reports the results of its business operations in two segments:
Insurance and Broadcasting. The insurance segment consists of Liberty's insurance operations, which specializes in providing home service, pre-need and mortgage protection life and health insurance. The broadcasting segment consists of Cosmos Broadcasting, which owns and operates eight network-affiliated television stations. Activities of Corporate and other include financing and real estate operations. In order to make more meaningful comparisons, the segment data excludes the effect of realized investment gains and losses, non-recurring special charges, and accounting changes. A reconciliation of the segment operations to net income is as follows:



(in 000's)                                         1995      1994      1993
- ---------------------------------------------------------------------------------
Segment Operating Earnings:
  Insurance                                       $54,789   $46,396   $41,107
  Broadcasting                                     16,590    12,919     9,716
  Corporate and other                             (10,546)   (6,446)   (5,456)
- ---------------------------------------------------------------------------------
    Total operating earnings                       60,833    52,869    45,367
Net realized investment gains (losses)             (1,480)   (6,440)    9,281
Non-recurring special charges                         ---   (20,251)   (3,561)
Cumulative effect of accounting changes               ---       ---   (11,940)
- ---------------------------------------------------------------------------------
    Net income                                    $59,353   $26,178   $39,147
- ---------------------------------------------------------------------------------
Earnings per Common Share:
  Operating earnings                              $  2.83   $  2.56   $  2.33
  Net realized investment gains (losses)            (0.07)    (0.32)     0.47
  Non-recurring special charges                       ---     (1.02)    (0.18)
  Cumulative effect of accounting changes             ---       ---     (0.61)
- ---------------------------------------------------------------------------------
    Earnings per common share                     $  2.76   $  1.22   $  2.01
- ---------------------------------------------------------------------------------

INSURANCE RESULTS OF OPERATIONS
Operating earnings from insurance operations were $54.8 million in 1995, an increase of $8.4 million (18%) from the $46.4 million reported in 1994. Liberty Life's operating earnings were $5.3 million higher in 1995 as net investment income, policy benefits and general insurance expenses all improved. Net investment income for Liberty Life was positively impacted by stronger real estate development income in 1995. After a very high first quarter of 1995, Liberty Life's policy benefits improved each quarter and ended the year 60.8% of premium, down over 2% as a percent of premium from the prior year.
The decision to stop accepting new business in the general agency division reduced expenses, resulting in a break-even performance in this division, compared to a pre-tax loss of $2.1 million in 1994. The FamilySide pre-need group also reported an increase in operating earnings of $2.3 million (20%) over 1994. FamilySide benefited from having two significant 1994 acquisitions included for a full year in 1995 compared to 10 months in 1994. And, for the first time ever, Liberty Insurance Services reported a profit on its unaffiliated client base.

The increase in 1995 operating earnings followed a 13% increase in 1994 over 1993. Substantially all of the increase in 1994 was due to acquisitions (see Insurance Acquisitions section below). Operating earnings of Liberty Life were flat during the period from 1993 to 1994 as lower investment yields and higher mortality offset the benefit of lower general insurance expenses.

                                                                      EXHIBIT 13




(in 000's)                                                                       1995      1994      1993
- ------------------------------------------------------------------------------------------------------------
Revenues (exclusive of realized investment gains and losses)
  Insurance premiums and policy charges                                        $331,370  $315,789  $250,922
  Net investment income                                                         144,483   129,925   110,507
  Service contract revenues                                                       9,025     5,585     8,383
- ------------------------------------------------------------------------------------------------------------
Total revenues                                                                  484,878  $451,299   369,812
Policy benefits                                                                 236,774   225,745   159,452
Commissions                                                                      54,583    49,869    44,491
General insurance expenses                                                       68,246    62,639    63,670
Amortization of deferred acquisition costs and cost of business acquired         43,697    41,443    39,402
Other                                                                               114     1,429     2,211
- ------------------------------------------------------------------------------------------------------------
Income from operations before income taxes                                       81,464    70,174    60,586
Income taxes                                                                     26,675    23,778    19,479
- ------------------------------------------------------------------------------------------------------------
Income from operations                                                         $ 54,789  $ 46,396  $ 41,107
- ------------------------------------------------------------------------------------------------------------

Revenues from insurance operations in 1995 were $484.9 million, increasing 7% over last year's $451.3 million. Insurance premiums and policy charges were $331.4 million, an increase of 5% from 1994, and net investment income increased 11% to $144.5 million. FamilySide contributed the majority of the increase in revenues on the strength of both higher premiums and policy charges and higher investment income. Liberty Life reported a 4% increase in insurance premiums and policy charges in 1995 and also reported higher investment income for the year.

For 1994 revenues from insurance operations were $451.3 million, an increase of 22% over the $369.8 million reported in 1993. Premiums and policy charges were $315.8 million in 1994, an increase of $64.9 million (26%). The increase in premiums from 1993 was substantially due to the acquisitions closed in 1994. Investment income increased 22% to $129.9 million in 1994. The acquisitions fueled this increase as well. Without the acquisitions, investment income would have been level with the prior year.

Policy benefits as a percent of premium were 71% in 1995, compared with 72% in 1994 and 64% in 1993. The increase in the benefit-to-premium ratio from 1993 to 1994 was principally attributable to the product characteristics of the pre-need products. The pre-need products are primarily limited-pay or single-premium products that have a higher benefit ratio than products historically sold by Liberty. As pre-need became a larger percentage of total company premiums in 1994, the overall benefit-to-premium ratio increased. In 1995 Liberty Life experienced higher than expected mortality in the first quarter. Mortality studies were performed and changes were implemented as a result of the studies. The consolidated benefit-to-premium ratio improved in the second half of 1995 as the ratio declined from 74% reported for the first half of 1995 to the annual rate of 71%. Management believes that some of the improvement in the second half of 1995 was attributable to actions taken as a result of the mortality studies; however, claims are inherently variable and will fluctuate, particularly when measured over a short period of time.

The commissions-to-premium ratio was 16% in 1995 and 1994. The comparable ratio in 1993 was 18%. The drop in the ratio from 1993 to 1994 occurred as the pre-need products increased as a percent of total premium. The limited-pay characteristics of the pre-need products results in a lower commission structure than traditional life insurance.

                                                                      EXHIBIT 13



General insurance expenses increased $5.6 million (9%) over 1994 levels with $3.6 million of the increase coming from expanding operations at Liberty Insurance Services. Excluding Liberty Insurance Services, the expense-to-premium ratio was 16% for 1995 and 1994, down from 21% in 1993. The 1994 decrease in the expense-to-premium ratio was after adding general expenses of $9.4 million from the 1994 acquisitions and was the result of continued emphasis on expense control.

Amortization of deferred acquisition costs and cost of business acquired increased 5% over last year. The amortization-to-premium ratio remained constant at 13% of premiums for 1995 and 1994. The primary variable in the amortization expense from year to year is policy persistency, or lapses. For 1995 lapses were at a comparable level to 1994; however, the 1994 level was down significantly from 1993. The amortization expense in 1993 reflected high lapses in both home service and mortgage protection lines. Management believes that the high lapse experience in 1993 in the home service line was related to Liberty's consolidation of branch offices and, for mortgage protection, the high level of home mortgage refinancing in 1993 due to low interest rates. As expected, the persistency in both lines improved substantially in 1994, resulting in reduced amortization expense. As noted earlier, the 1995 persistency levels were comparable to 1994 levels. In the latter half of 1995 and continuing into 1996, mortgage loan interest rates returned to levels comparable to those of 1993; however, there has not been any indication of a marked increase in the level of mortgage protection lapses.

INSURANCE OPERATIONS ACQUISITIONS AND EXPANSIONS
Beginning in 1992 and continuing through the first half of 1994, Liberty established itself as a key player in the fast-growing pre-need market. The purchase of Pierce National Life in July 1992 provided Liberty with a substantial presence in the pre-need market and the opportunity to expand its presence on an international level. Pierce National markets its products through funeral directors and independent agents in the U.S. and Canada. In April 1993, Liberty further expanded its presence in the pre-need market with the acquisition of the assets of Estate Assurance Company, a pre-need insurance subsidiary of Stewart Enterprises, Inc. Additional expansion of Liberty's pre-need operations occurred in February 1994 with the acquisitions of North American National Corporation, headquartered in Columbus, Ohio, and American Funeral Assurance Company, headquartered in Amory, Mississippi. North American was a holding company whose principal subsidiaries, Pan-Western Life Insurance Company, Howard Life Insurance Company, and Brookings International Life Insurance Company, were providers of pre-need life insurance. This acquisition added strategic Midwest markets to Liberty's pre-need territory. American Funeral was one of the largest providers of pre-need life insurance, with extensive affiliations in the funeral industry.

During 1995, Liberty focused on consolidating its pre-need operations. By the end of 1995 all of the pre-need operations had been relocated to Greenville and the companies merged into Pierce National. To cap off the consolidation of the pre-need acquisitions, Liberty introduced what it believes to be the industry's most comprehensive pre-need product portfolio during November 1995. The product portfolio is marketed under the brand name FamilySide. The actions taken in 1995 to consolidate the operations will provide for improved product profitability, focused marketing capability, and consistency and efficiency in administrative support.

In addition to the pre-need acquisitions, Liberty grew its home service division through acquisitions. In October 1992, Liberty expanded its home service business with the acquisition of Magnolia Life Insurance Company headquartered in Lake Charles, Louisiana. On April 1, 1994, Liberty acquired State National Capital Corporation, headquartered in Baton Rouge, Louisiana.. These acquisitions gave Liberty a significant presence in the Louisiana home service market. Both Magnolia Life and State National Life were integrated into Liberty Life during 1994.

In the fourth quarter of 1995, Liberty announced that the operations of Liberty Insurance Services will be combined in a joint venture with Continuum Administrative Services Company, the third-party administrative arm of The Continuum Company. The joint venture, operating under the name of ALLIANCE-ONE Services, LP, will be the largest third party administrator of life insurance business in the United States. Liberty believes there is substantial long-term potential for the joint venture; however, it is not expected to add substantially to Liberty's results in 1996.

                                                                      EXHIBIT 13


BROADCASTING RESULTS OF OPERATIONS


(In 000's)                                                                    1995           1994            1993
- ---------------------------------------------------------------------------------------------------------------------
Gross broadcasting revenues                                                 $119,529        $98,266         $87,984
Broadcasting expenses                                                         83,849         69,523          64,705
- ---------------------------------------------------------------------------------------------------------------------
Income from operations before interest and taxes                              35,680         28,743          23,279
Interest expense                                                               8,553          7,042           7,099
- ---------------------------------------------------------------------------------------------------------------------
Income from operations before income taxes                                    27,127         21,701          16,180
Income taxes                                                                  10,537          8,782           6,464
- ---------------------------------------------------------------------------------------------------------------------
Income from operations                                                      $ 16,590        $12,919         $ 9,716
- ---------------------------------------------------------------------------------------------------------------------

Gross broadcasting revenues for 1995 were $119.5 million, an increase of $21.2 million (22%) over last year's $98.3 million. Excluding the $12.3 million in revenues added from the February 1995 acquisition of WLOX-TV, gross revenues were up 9%. Strong time sales (both national and local), coupled with increased network compensation, overcame the decline in political revenues as 1995 was an off-year for major political races. The increased network compensation came about as a result of the networks' competing for affiliations with local stations. Cosmos, due to the strength of its stations in the local market, was able to capitalize by re-negotiating network compensation contracts and reported a $4.0 million increase in network compensation revenue in 1995. Broadcasting expenses, excluding the impact of the WLOX-TV acquisition, rose only 2% in 1995. As a result of the increased revenues and expense control, Cosmos reported a $3.7 million increase in income from operations in 1995. Substantially all of the increase in earnings was generated from the existing station group as the WLOX-TV acquisition was not expected to, and did not, contribute significantly to operating earnings in 1995.

Gross broadcasting revenues for 1994 were $98.3 million, an increase of $10.3 million (12%) from 1993 levels. Strong national revenues and the highest political revenues ever drove the revenue increase in 1994. Income from operations in 1994 was up $3.2 million (33%) over 1993, largely due to revenue trends.

An additional measure of broadcasting performance is operating cash flow, defined as operating earnings before depreciation and amortization, interest, taxes and corporate expenses. Operating cash flow, and the related efficiency ratio (operating cash flow divided by revenues net of agency commissions) are measurements of broadcasting operating margins. For the year broadcasting cash flow was $44.9 million compared to $33.0 million in 1994 and $27.8 million in 1993. The acquisition of WLOX-TV added $6.2 million to 1995 operating cash flows. The efficiency ratio was at an all time high of 43% in 1995, compared to 40% in 1994 and 38% in 1993.

The Company closed the acquisition of WLOX-TV on February 28, 1995. The purchase price of $40.1 million was funded with a combination of 599,985 shares of 1995-A Series convertible preferred stock with a stated value of $35 per share; cash of $5.6 million; and a note payable for $13.5 million.

CORPORATE AND OTHER
Corporate and other includes general corporate activities such as the overall management, legal and finance operations, debt service on debt not allocated to segments, intercompany eliminations and the operations of Liberty Investment Group. The increase in the loss in 1995 in this area was primarily due to higher interest costs as both the outstanding debt and interest rates were at higher levels than 1994.

                                                                      EXHIBIT 13


BALANCE SHEET

INVESTMENTS

As of December 31, 1995, Liberty's consolidated investment portfolio was carried at $2.0 billion compared with $1.7 billion at the end of 1994. Of the $290 million increase in the carrying value of the portfolio, approximately $150 million was from the increase in the market value of the portfolio, with the remainder of the increase coming from investment of cash generated from operating and financing activities. Approximately 72% of consolidated invested assets were in fixed maturity securities (bonds and redeemable preferred stocks), 11% were in mortgage loans, 7% in real estate, with the balance consisting of policy loans (5%), equity securities (4%) and other long-term investments (1%).

The overall average credit rating of fixed maturity securities as of December 31, 1995 was AA. Less than investment grade securities comprised 3.3% of the fixed maturity portfolio at December 31, 1995, compared with 5.3% at December 31, 1994.

Statement of Financial Accounting Standard ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" requires that all debt and equity securities be classified into one of three categories -- held to maturity, available for sale, or trading. As of December 31, 1995, all securities have been classified as available for sale and are carried at fair value. During 1995, the Company transferred the portion of fixed maturity securities previously classified as held to maturity to the available for sale classification. As a result of the transfer, shareholders' equity was increased $14.6 million (net of deferred income taxes and adjustment to deferred acquisition costs) to reflect the unrealized gain on securities previously carried at cost. See Note 1 to the Consolidated Financial Statements for additional discussion of the transfer.

SFAS 115 requires that available for sale securities be carried at fair value, with unrealized gains and losses, net of adjustment for deferred income taxes and deferred acquisition costs, be reported directly in shareholders' equity. The fair value of Liberty's fixed maturity portfolio, and the related adjustment to shareholders' equity, is significantly affected by changes in the overall interest rate environment. For example, as interest rates fell throughout 1995, shareholders' equity increased $111.1 million, reflecting the change in the fair value of the portfolio. In contrast, primarily as a result of the rising interest rate environment during 1994, the Company reported a net unrealized loss of $69.6 million for the year ended December 31, 1994. While the volatility experienced in 1995 and 1994 is not expected to be repeated on an annual basis, it is likely that there will continue to be significant fluctuations in shareholders' equity as a result of carrying fixed maturity securities at market value.

Although Liberty's entire fixed maturity and equity securities portfolios have been classified as available for sale, Liberty follows a value-oriented, as opposed to a trading-oriented, investment philosophy concerning its securities portfolios. Accordingly, turnover in the portfolios has historically been low, although portfolio turnover in 1995 and particularly in 1994 was higher than historical levels as 1) investment portfolios from the companies acquired in 1994 were restructured to meet Liberty guidelines as to quality, yield and duration, and 2) Liberty took advantage of its tax position at the end of 1994 to sell securities with lower yields and reinvest in higher yielding securities of equal or better credit quality. Gains trading, which Liberty believes is short-sighted, is not consistent with its investment philosophy of longer term value-oriented investing. Going into 1996, yields remain at historically low levels and the yield curve is relatively flat. If this environment continues, in order to generate incremental returns above market yields without sacrificing credit quality, it may be necessary to more actively trade securities.

Approximately 56% of Liberty's $1.5 billion fixed maturity portfolio at December 31, 1995, was comprised of mortgage-backed securities. This compares to approximately 54% at year-end 1994. Certain mortgage-backed securities are subject to significant prepayment risk or extension risk due to changes in interest rates. In periods of declining interest rates mortgages may be repaid more rapidly than scheduled as borrowers refinance higher rate mortgages to take advantage of the lower current rates. As a result, holders of mortgage-backed securities may receive large prepayments on their investments which cannot be reinvested at interest rates comparable to the rates on the prepaid mortgages. In a rising interest rate environment refinancings are significantly curtailed and the payments to the holders of the securities decline, limiting the ability of the holder to reinvest at the higher interest rates. Mortgage-backed pass-through securities and sequential collateralized mortgage obligations ("CMO's"), which comprised 20% of the book value of Liberty's mortgage-backed securities at December 31, 1995, and 17% at year-end 1994, are sensitive to prepayment or extension risk. The remaining 80% of Liberty's mortgage-backed investment portfolio at December 31, 1995, consisted of planned amortization class ("PAC") instruments. This compares to 83% at December 31, 1994. These investments are designed to amortize in a more predictable manner by shifting the primary prepayment and extension risk of the underlying collateral to investors in other tranches of the CMO. PAC's are tranches of CMO's specifically designed to protect against prepayment or extension risk. In periods of declining interest rates, prepayments are first applied to the non-PAC tranches of the CMO, creating improved call protection for the PAC tranches. Only after all non-PAC tranches have been paid off are prepayments applied to the PAC tranche. In periods of increasing interest rates, prepayments are first applied to the PAC tranche, thus reducing extension risk for PACs. As a result, PACs have a more stable cash flow than most other mortgage securities because they have better call protection and less extension risk.

Mortgage loans of $213.2 million comprised 11% of the consolidated investment portfolio at December 31, 1995. This compares to mortgage loans of $203.4 million, or 12%, of the consolidated investment portfolio at December 31, 1994. Substantially all of these mortgage loans are commercial mortgages with a loan-to-value ratio not exceeding 75% when made. Approximately 50% of these loans at December 31, 1995, are concentrated in North and South Carolina; and 91% are in the states of North Carolina, South Carolina, Virginia, Florida, Georgia,

                                                                      EXHIBIT 13


Tennessee and Louisiana. Mortgage loan delinquencies, defined as payments 60 or more days past due, have historically been low and were 1.3% at the end of 1995 compared to the latest available industry rate of 2.4%.

As of December 31, 1995 and 1994, investment real estate totaled $135.3 million and $135.5 million, representing 7% and 8%, respectively, of the consolidated investment portfolio. Three property types make up the bulk of the portfolio. Residential land development and industrial land development projects accounted for 64% of the portfolio as of the end of 1995, with business property rentals making up another 26%. In 1995, Liberty decided to sell its existing shopping centers and not allocate future investments to this property type. At the end of 1994 shopping center investments were 15% of the real estate portfolio; however, substantially all of the shopping center properties were sold by the end of 1995. Of Liberty's investment real estate, 96% is located in South Carolina, Florida, Georgia, and North Carolina.

Liberty has experienced pre-tax impairments on investment assets of $9.5 million, $2.7 million, and $6.2 million for the years ended December 31, 1995, 1994, and 1993, respectively. The high level of impairments in 1995 was due primarily to write-downs taken on an oil and gas investment. While the level of impairments is not predictable, management does not expect impairments to have a significant impact on Liberty's results of operations or liquidity.

Beginning in 1996 a new accounting standard will potentially change the amounts of impairments recognized and the timing of the recognition. Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" prescribes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill that are used in the business, as well as establishing accounting standards for long-lived assets and certain identifiable intangibles to be disposed of. Under the provisions of the statement certain of the Company's investment real estate assets will be required to be valued at fair value, rather than net realizable value; however, the adoption of the statement is not expected to have a material impact on the net income or financial position of the Company.



LIABILITIES, REDEEMABLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY

In March 1995, Liberty refinanced its $325 million revolving credit facility into a new $375 million multi-tranche credit facility. The new facility consists of a $225 million three-year revolving credit facility; a $100 million seven year term loan facility; and a $50 million facility substantially identical to the revolving facility, which is convertible into terms substantially identical to the term facility anytime prior to March 1997. The credit facility contains various restrictive covenants typical of a credit facility agreement of this size and nature. These restrictions primarily pertain to levels of indebtedness, limitations on payment of dividends, limitations on the quality and types of investments, and capital expenditures. Additionally, Liberty must also comply with several financial covenant restrictions under the revolving credit agreement including defined ratios of consolidated debt to cash flow, consolidated debt to consolidated total capital, and fixed charges coverage.

Liberty has entered into various interest rate swaps, caps and corridors in an attempt to minimize the impact of a potential significant rise in short-term interest rates on Liberty's outstanding variable-rate debt. See Note 5 to the Consolidated Financial Statements for additional discussion of these contracts.

In 1994, Liberty issued 668,207 shares of Series 1994-A Voting Cumulative Preferred Stock having a total redemption value of $23.4 million, or $35.00 per share, in connection with the acquisition of State National Capital Corporation and 598,656 shares of Series 1994-B Voting Cumulative Preferred Stock having a total redemption value of $22.4 million, or $37.50 per share, in connection with the acquisition of American Funeral Assurance Company. The shares have preference in liquidation and each share is entitled to one vote on any matters submitted to a vote of the shareholders of the Company. Both the Company and the holders of the preferred stock have the right to redeem any or all of the shares from time to time beginning five years and one month after the date of issue in exchange for cash or shares of the Company's common stock. There is no sinking fund for the redemption of either series of preferred stock. Both the 1994-A and 1994-B series of preferred stock are considered redeemable preferred stock and are classified outside of permanent equity.

On February 28, 1995, the Company issued 599,985 shares of Series 1995-A Voting Cumulative Convertible Preferred Stock, having a total redemption value of $21.0 million, or $35.00 per share, in connection with the acquisition of WLOX-TV. The Company has the right to redeem any or all of the shares from time to time at any time beginning five years and one month after the date of issue in exchange for cash, common stock, or a combination of both. Generally, the amount of consideration on the 1995-A Series will be equivalent to $35.00 per share plus the amount of any accumulated and unpaid dividends. There is no sinking fund for the redemption of the preferred stock. These shares are considered common stock equivalents for financial reporting purposes.

During December 1992 and January 1993, Liberty completed its public stock offering of 2,725,100 shares of its common stock at a per share price of $28.25, which generated $73 million in net proceeds that were used to pay down outstanding bank debt. Of the total shares issued, 2,400,000 were issued during December 1992. The remaining 325,100 shares were issued in January 1993 as a result of the underwriters exercising the over-allotment provision of the stock offering

                                                                      EXHIBIT 13


The National Association of Insurance Commissioners (the "NAIC") has Risk-Based Capital ("RBC") requirements for life/health insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks such as asset quality, mortality and morbidity, asset and liability matching, and other business factors. The RBC formula will be used by states as an early warning tool to identify companies that potentially are inadequately capitalized for the purpose of initiating regulatory action. In addition, the formula defines new minimum capital standards that will supplement the current system of low fixed minimum capital and surplus requirements on a state-by-state basis. The RBC ratios for the insurance subsidiaries significantly exceed the minimum capital requirements at December 31, 1995.



CASH FLOWS

The parent company's short-term cash needs consist primarily of: (1) working capital requirements, (2) interest on corporate debt, (3) dividends to shareholders and (4) funds for real estate investments. The parent company's primary long-term cash need is the repayment of corporate debt. The parent company depends primarily on dividends, debt service payments and consolidated tax return benefits paid to it by its subsidiaries to meet its short-term and long-term cash needs. Historically, Liberty's primary businesses - insurance and broadcasting - have provided sufficient liquidity to fund their operations and the operations of the parent company. Liberty receives funds from its insurance subsidiaries primarily in the form of dividends. Dividends from each insurance subsidiary are restricted under applicable state law. Annual dividends in excess of maximum amounts prescribed by state statutes ("extraordinary dividends") may not be paid without the approval of the insurance commissioner of each state in which an insurance subsidiary is domiciled. In 1994 the National Association of Insurance Commissioners ("NAIC") proposed, and certain states adopted, legislation that lowers the threshold amount for determining what constitutes an extraordinary dividend. Such legislative changes could make it more difficult for insurance subsidiaries to pay dividends to their parent. See Note 8 to the Consolidated Financial Statements.

On a consolidated basis, Liberty's net cash flow from operating activities was $87.4 million for 1995 compared with $87.1 million for the preceding year. Liberty's net cash used in investing activities was $133.6 million for 1995 compared to $176.3 million in 1994. The net cash used in investing activities in 1995 was primarily to fund the purchase of investment securities. Cash used in investing activities in 1994, in addition to funding investment security purchases, was used to fund insurance acquisitions ($54.1 million) and a bulk purchase of real estate assets ($43.0 million). Cash flow from financing activities fluctuates primarily based on the level of borrowings or debt repayment. In 1995 cash flow provided by financing activities was $38.5 million compared with cash provided of $111.2 million for 1994. Proceeds from borrowings exceeded debt repayments by $11.4 million in 1995 compared with
$76.9 million in 1994.   The excess of borrowings over repayments of debt in
1994 was used to fund insurance and real estate acquisitions. As a result of its activities, Liberty had a net decrease in cash of $7.7 million in 1995 compared with a $21.9 million increase in cash in 1994.

Liberty believes that its current level of cash and future cash flows from operations is sufficient to meet the needs of its business and to satisfy its debt service. If suitable opportunities arise for additional acquisitions, Liberty plans to draw on its revolving credit facility or use Common Stock or Preferred Stock as payment of all or part of the consideration for such acquisitions; or Liberty may seek additional funds in the equity or debt markets. Under the restructured credit facility, there exists no restriction on acquisition funding; however, consolidated debt is limited to a maximum of $385 million. Outstanding debt at December 31, 1995 totaled $258 million.

Management believes liquidity risk of the insurance operations is minimized by investment strategies that stress high quality assets and an integrated asset/liability matching process. Investments are primarily in intermediate to long-term maturities in order to match the long-term nature of insurance liabilities. Liberty has a relatively small block of universal life products that are interest-sensitive. Liberty actively manages the rates credited on these policies to maintain an acceptable spread between the earned and credited rate. In addition, Liberty has an integrated asset/liability matching process to minimize the liquidity risk that is associated with interest-sensitive products. Accordingly, most long-term investments are held to maturity and interim market fluctuations present no significant liquidity problems. Liberty's only use of derivative financial instruments is to minimize the exposure on its variable rate debt.

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

Other Company commitments are shown in Note 7 to the Consolidated Financial Statements. Further discussion of investments and valuation is contained in Notes 1, 2 and 15 to the Consolidated Financial Statements.

                                                                      EXHIBIT 13


CONSOLIDATED BALANCE SHEETS
THE LIBERTY CORPORATION AND SUBSIDIARIES
(In 000's)


At December 31                                                                                   1995        1994
- ---------------------------------------------------------------------------------------------------------------------
ASSETS

Investments:
  Fixed maturity securities
    Available for sale, at market, cost of $1,383,324 in 1995 and $947,522 in 1994            $1,467,039  $  883,029
    Held to maturity, at cost, market of $311,129 in 1994                                            ---     299,118
  Equity securities, primarily at market, cost of $68,637 in 1995, $78,116 in 1994                82,508      78,208
  Mortgage loans                                                                                 213,223     203,381
  Investment real estate, at cost less accumulated depreciation $11,671 in 1995,
    $12,882 in 1994                                                                              135,306     135,545
  Policy loans                                                                                    98,369      96,160
  Other long-term investments                                                                     27,535      31,624
  Short-term investments                                                                             ---       7,264
- ---------------------------------------------------------------------------------------------------------------------
Total Investments                                                                              2,023,980   1,734,329
- ---------------------------------------------------------------------------------------------------------------------

Cash                                                                                              43,741      51,400
Accrued investment income                                                                         20,018      18,708
Receivables net of bad debt reserves, $1,975 in 1995, $1,493 in 1994                              46,098      37,879
Receivable from reinsurers                                                                       275,090     258,969
Deferred acquisition costs                                                                       265,188     259,799
Cost of business acquired                                                                         86,925      98,056
Buildings and equipment, at cost, less accumulated depreciation $105,819 in
  1995, $100,362 in 1994                                                                          79,789      66,360
Intangibles related to television operations, at cost, net of amortization
  $20,192 in 1995, $16,278 in 1994                                                                99,056      46,934
Goodwill related to insurance acquisitions, at cost, net of amortization $8,076
  in 1995, $6,490 in 1994                                                                         37,239      40,308
Other assets                                                                                      57,172      54,522
- ---------------------------------------------------------------------------------------------------------------------
Total Assets                                                                                  $3,034,296  $2,667,264
- ---------------------------------------------------------------------------------------------------------------------

                                                                      EXHIBIT 13



At December 31                                                                                   1995        1994
- ----------------------------------------------------------------------------------------------------------------------
LIABILITIES, REDEEMABLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY
Liabilities:
  Policy liabilities:
    Future policy benefits                                                                    $1,811,417  $1,731,654
    Claims and benefits payable                                                                   24,356      24,812
    Policyholder funds                                                                            27,086      27,157
- ----------------------------------------------------------------------------------------------------------------------
                                                                                               1,862,859   1,783,623
  Notes and mortgages payable                                                                    158,444     131,647
  Long-term debt                                                                                 100,000     100,000
  Accrued income taxes                                                                             6,665       4,418
  Deferred income taxes                                                                          182,083     112,707
  Accounts payable and accrued expenses                                                           67,094      66,608
  Other liabilities                                                                               35,722      26,856
- ----------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                                              2,412,867   2,225,859
- ----------------------------------------------------------------------------------------------------------------------

Redeemable Preferred Stock:
  1994-A Series, $35.00 redemption value, 668,207 shares issued and outstanding                   23,387      23,387
  1994-B Series, $37.50 redemption value, 594,126 and 598,101 shares issued and
    outstanding in 1995 and 1994, respectively                                                    22,280      22,429
- ----------------------------------------------------------------------------------------------------------------------
Total Redeemable Preferred Stock                                                                  45,667      45,816
- ----------------------------------------------------------------------------------------------------------------------

Shareholders' Equity:
  Common stock
    Authorized - 50,000,000 shares, no par value
    Issued and outstanding - 20,060,629 shares in 1995, 19,841,470 shares in 1994                158,735     152,956
  Convertible Preferred Stock 1995-A Series, 599,985 shares issued and outstanding                20,999         ---
  Preferred Stock
    Authorized - 10,000,000 shares
    Issued and outstanding - 1,862,318 shares in 1995, 1,266,308 shares in 1994
  Unearned stock compensation                                                                     (6,050)     (5,319)
  Unrealized appreciation (depreciation) on fixed maturity securities available
    for sale and equity securities                                                                57,986     (53,109)
  Cumulative foreign currency translation adjustment                                                (999)     (1,491)
  Retained earnings                                                                              345,091     302,552
- ----------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                                                       575,762     395,589
- ----------------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------------
Total Liabilities, Redeemable Preferred Stock and Shareholders' Equity                        $3,034,296  $2,667,264
- ----------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                                                                      EXHIBIT 13


CONSOLIDATED STATEMENTS OF INCOME
THE LIBERTY CORPORATION AND SUBSIDIARIES
(In $000's, except per share data)



For the Years Ended December 31                                                    1995      1994      1993
- -----------------------------------------------------------------------------------------------------------------
REVENUES
  Insurance premiums and policy charges                                          $331,370  $315,789  $250,922
  Broadcasting revenues                                                           119,529    98,266    87,984
  Net investment income                                                           148,670   133,679   110,966
  Service contract revenues                                                         9,025     5,585     8,383
  Realized investment gains (losses)                                               (2,913)  (12,073)   14,686
  Other income                                                                        ---       ---         4
- -----------------------------------------------------------------------------------------------------------------
Total revenues                                                                    605,681   541,246   472,945
- -----------------------------------------------------------------------------------------------------------------

EXPENSES
  Policyholder benefits                                                           236,774   225,745   159,452
  Insurance commissions                                                            54,583    49,869    44,491
  General insurance expenses                                                       67,703    84,930    66,213
  Amortization of deferred acquisition costs and cost of business acquired         43,780    45,024    39,402
  Broadcasting expenses                                                            83,849    69,523    64,705
  Interest expense                                                                 15,047    11,097     9,945
  Other expenses                                                                   15,150    16,190    11,413
- -----------------------------------------------------------------------------------------------------------------
Total expenses                                                                    516,886   502,378   395,621
- -----------------------------------------------------------------------------------------------------------------

Income before income taxes and cumulative effect of accounting changes             88,795    38,868    77,324
Provision for income taxes                                                         29,442    12,690    26,237
- -----------------------------------------------------------------------------------------------------------------

Income before cumulative effect of accounting changes                              59,353    26,178    51,087

Cumulative effect of accounting changes
  SFAS 106 - Postretirement benefits                                                  ---       ---   (10,068)
  SFAS 112 - Postemployment benefits                                                  ---       ---    (1,872)
- -----------------------------------------------------------------------------------------------------------------
Net income                                                                       $ 59,353  $ 26,178  $ 39,147
- -----------------------------------------------------------------------------------------------------------------

EARNINGS PER COMMON SHARE
Income before cumulative effect of accounting changes                            $   2.76  $   1.22  $   2.62
Cumulative effect of accounting changes
  SFAS 106 - Postretirement benefits                                                  ---       ---      (.52)
  SFAS 112 - Postemployment benefits                                                  ---       ---      (.09)
- -----------------------------------------------------------------------------------------------------------------
Net earnings per common share                                                    $   2.76  $   1.22  $   2.01
- -----------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                                                                      EXHIBIT 13


CONSOLIDATED STATEMENTS OF CASH FLOWS
THE LIBERTY CORPORATION AND SUBSIDIARIES
(In 000's)


For the Years Ended December 31                                                         1995         1994         1993
- ---------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                         $    59,353  $    26,178  $    39,147
Adjustments to reconcile net income to net cash provided by operating activities:
  Increase in policy liabilities                                                        18,845       53,961       30,763
  (Decrease) increase in accounts payable and accrued expenses                          (3,964)       1,142        4,948
  Increase in receivables                                                               (3,311)      (7,374)     (11,569)
  Amortization of deferred acquisition costs and cost of business acquired              43,780       45,024       39,402
  Policy acquisition costs deferred                                                    (54,522)     (59,053)     (58,017)
  Realized investment (gains) losses                                                     2,913       12,073      (14,686)
  Gain on sale of operating assets                                                      (3,231)      (3,214)      (3,136)
  Depreciation and amortization                                                         19,034       16,019       13,522
  Amortization of bond premium and discount                                             (7,485)      (4,904)      (6,033)
  Provision for deferred income taxes                                                    6,225       (1,481)       2,089
  All other operating activities, net                                                    9,803        8,679       (1,730)
- ---------------------------------------------------------------------------------------------------------------------------
  NET CASH PROVIDED BY OPERATING ACTIVITIES                                             87,440       87,050       34,700
- ---------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Investment securities sold:
    Available for sale (equity securities in 1993)                                     155,670      225,100       40,698
    Held to maturity (fixed maturities in 1993)                                            ---          ---       10,124
Investment securities matured or redeemed by issuer:
    Available for sale                                                                  32,913       61,216          ---
    Held to maturity                                                                    35,494       65,910      241,000
Cost of investment securities acquired:
Available for sale                                                                    (329,918)    (420,244)         ---
Held to maturity                                                                           ---          ---     (351,900)
Mortgage loans made                                                                    (32,905)     (31,957)     (28,883)
Mortgage loan repayments                                                                22,712       20,621       23,648
Purchase of investment properties, buildings and equipment                             (62,955)     (87,115)     (32,563)
Sale of investment properties, buildings and equipment                                  49,103       31,158       40,374
Purchases of short-term investments                                                    (43,607)    (388,465)    (381,400)
Sales of short-term investments                                                         50,871      394,673      394,284
Net cash paid on purchases of insurance companies                                          ---      (54,087)        (722)
Net cash paid on sale of insurance business                                                ---          ---       (2,250)
Net cash paid on purchase of television station                                         (5,140)         ---          ---
All other investment activities, net                                                    (5,828)        6,860      (1,439)
- ---------------------------------------------------------------------------------------------------------------------------
  NET CASH USED IN INVESTING ACTIVITIES                                               (133,590)    (176,330)     (49,029)
- ---------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from borrowings                                                             1,901,901    2,544,735    2,192,635
Principal payments on debt                                                          (1,890,521)  (2,467,819)  (2,219,778)
Dividends paid                                                                         (16,814)     (14,358)     (13,108)
Stock issued for employee benefit and compensation programs                              2,909        3,487        5,771
Common stock offering                                                                      ---          ---        8,544
Return of policyholders' account balances                                              (32,637)     (30,025)     (26,201)
Receipts credited to policyholders' account balances                                    73,653       75,173       63,773
- ---------------------------------------------------------------------------------------------------------------------------
  NET CASH PROVIDED BY FINANCING ACTIVITIES                                             38,491      111,193       11,636
- ---------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH                                                             (7,659)      21,913       (2,693)
Cash at beginning of year                                                               51,400       29,487       32,180
- ---------------------------------------------------------------------------------------------------------------------------
CASH AT END OF YEAR                                                                $    43,741  $    51,400  $    29,487
- ---------------------------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.

                                                                      EXHIBIT 13


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
THE LIBERTY CORPORATION AND SUBSIDIARIES
(Amounts in 000's except per share data)


                                                                                                                UNREALIZED
                                                 COMMON                   CONVERTIBLE           UNEARNED         SECURITY
                                                 SHARES       COMMON       PREFERRED             STOCK         APPRECIATION
                                               OUTSTANDING    STOCK          STOCK            COMPENSATION    (DEPRECIATION)
- ------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1993                       18,859      $126,961      $   ---              $(3,222)       $   3,901
Net income
Net unrealized investment gains                                                                                    1,276
Dividends - Common Stock - $0.56
  per share
Foreign currency translation
  adjustment
Stock issued for employee benefit
  and performance incentive
  compensation programs                             314         8,434                            (1,253)
Stock offering                                      325         8,544
- ------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993                     19,498       143,939          ---               (4,475)           5,177
Cumulative effect of change in
  accounting principle                                                                                            11,357
Net income
Net unrealized investment losses                                                                                 (69,643)
Dividends - Common  Stock - $0.62
  per share
Dividends - Redeemable Preferred
  Stock - $1.672 per share
Foreign currency translation
  adjustment
Stock issued for employee benefit
  and performance incentive
  compensation programs                             229         5,816                              (844)
Stock issued as part of the
  purchase price of acquisitions                    113         3,180
Stock issued for conversion of
  redeemable preferred stock                          1            21
- ------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                     19,841       152,956          ---               (5,319)         (53,109)
Net Income
Net unrealized investment gains                                                                                  111,095
Dividends - Common Stock - $0.665
  per share
Dividends - Redeemable Preferred
  Stock - $2.10 per share
Dividends - Convertible Preferred
  Stock - $1.4583 per share
Foreign currency translation
  adjustment
Stock issued for employee benefit
  and performance incentive
  compensation programs                             216         5,631                              (731)
Stock issued as part of the
  purchase price of acquisitions                                            20,999
Stock issued for conversion of
  redeemable preferred stock                          4           148
- ------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                     20,061      $158,735      $20,999              $(6,050)       $  57,986
- ------------------------------------------------------------------------------------------------------------------------------

                                                  CUMULATIVE
                                                   FOREIGN
                                                   CURRENCY          RETAINED
                                                 TRANSLATION         EARNINGS          TOTAL
- -----------------------------------------------------------------------------------------------------
Balance at January 1, 1993                         $ (880)           $262,428        $389,188
Net income                                                             39,147          39,147
Net unrealized investment gains                                                         1,276
Dividends - Common Stock - $0.56
  per share                                                           (10,842)        (10,842)
Foreign currency translation
  adjustment                                         (649)                               (649)
Stock issued for employee benefit
  and performance incentive
  compensation programs                                                                 7,181
Stock offering                                                                          8,544
- -------------------------------------------------------------------------------------------------------
Balance at December 31, 1993                       (1,529)            290,733         433,845
Cumulative effect of change in
  accounting principle                                                                 11,357
Net income                                                             26,178          26,178
Net unrealized investment losses                                                      (69,643)
Dividends - Common  Stock - $0.62
  per share                                                           (12,242)        (12,242)
Dividends - Redeemable Preferred
Stock - $1.672 per share                                               (2,117)         (2,117)
Foreign currency translation
  adjustment                                           38                                  38
Stock issued for employee benefit
  and performance incentive
  compensation programs                                                                 4,972
Stock issued as part of the
  purchase price of acquisitions                                                        3,180
Stock issued for conversion of
  redeemable preferred stock                                                               21
- -------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                       (1,491)            302,552         395,589
Net Income                                                             59,353          59,353
Net unrealized investment gains                                                       111,095
Dividends - Common Stock - $0.665
  per share                                                           (13,283)        (13,283)
Dividends - Redeemable Preferred
  Stock - $2.10 per share                                              (2,658)         (2,658)
Dividends - Convertible Preferred
  Stock - $1.4583 per share                                              (873)           (873)
Foreign currency translation
  adjustment                                          492                                 492
Stock issued for employee benefit
  and performance incentive
  compensation programs                                                                 4,900
Stock issued as part of the
  purchase price of acquisitions                                                       20,999
Stock issued for conversion of
  redeemable preferred stock                                                              148
- -------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                       $ (999)           $345,091        $575,762
- -------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.

                                                                      EXHIBIT 13



                    THE LIBERTY CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1995


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION - The accompanying consolidated financial statements of The Liberty Corporation and Subsidiaries (the Company) include the accounts of the Company after elimination of all significant intercompany balances and transactions. The primary subsidiaries of the Company are Liberty Life Insurance Company, Pierce National Life Insurance Company (doing business as FamilySide) and Liberty Insurance Services Corporation (collectively referred to as the insurance operations) and Cosmos Broadcasting Corporation.

ORGANIZATION - The Company's operations include the sale and service of life insurance products in the United States and Canada and television broadcasting operations in the United States. The insurance operations are licensed to do business in 49 states and nine Canadian provinces. While the majority of the Company's assets and revenues are generated from its insurance operations, the Company also is a major television group broadcaster, owning and operating eight network affiliated television stations throughout the southeastern and midwestern states. Information on the Company's operations by segment is included on page 40 of this report (see Note 16).

USE OF ESTIMATES AND ASSUMPTIONS - Financial statements prepared in accordance with generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. Actual results could differ from those estimates and assumptions.

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

BENEFITS TO POLICYHOLDERS AND BENEFICIARIES - Benefits for traditional life insurance and accident and health insurance products include claims paid during the period, accrual for claims reported but not yet paid, and accrual for claims incurred but not reported based on historical claims experience modified for expected future trends. Benefits for universal life products are the amount of claims paid in excess of the policy value accrued to the benefit of the policyholder plus interest credited on account values.

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

DEFERRED ACQUISITION COSTS - Acquisition costs incurred by the Company in the process of acquiring new business are deferred and amortized to income as discussed below. Costs deferred consist primarily of commissions and certain policy underwriting, issue and agency expenses that vary with and are primarily related to production of new business.

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

                                                                      EXHIBIT 13


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

INVESTMENTS - Statement of Financial Accounting Standard ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" requires that all debt and equity securities be classified into one of three categories
- -- held to maturity, available for sale, or trading. The Company has no securities classified as trading. On November 15, 1995, the Financial Accounting Standards Board issued a Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities". In accordance with the provisions in that Special Report, on December 31, 1995, the Company chose to reclassify all securities previously classified as held to maturity to available for sale. The market value and amortized cost of the securities transferred were $307,100,000 and $281,691,000, respectively, at December 31, 1995. As a result of the transfer, shareholders' equity was increased $14,645,000 (net of deferred income taxes and adjustment to deferred acquisition costs) to reflect the unrealized gain on securities previously carried at cost. There were no sales of securities previously included in the held to maturity category during 1995 or 1994.
Prior to December 31, 1995, the Company classified fixed maturity securities (bonds and redeemable preferred stock) as either held to maturity or available for sale. Management determined the appropriate classification of fixed maturities at the time of purchase. Fixed maturities were classified as held to maturity when the Company had the positive intent and ability to hold the securities to maturity.

Investments are reported on the following basis:


- -    Fixed maturities classified as available-for-sale are stated at fair value with unrealized gains and losses, after adjustment for deferred income taxes and deferred acquisition costs, reported directly in shareholders' equity. Fixed maturities classified as held to maturity are stated at amortized cost, including impairments for other than temporary declines in value. Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments.
- -    Equity securities (common stocks and nonredeemable preferred stocks) are all considered available for sale and are carried at fair value. The fair values for equity securities are based on quoted market prices.
- -    Mortgage loans on real estate are carried at amortized cost, less an allowance for credit losses and provisions for impaired value, where appropriate.
- -    Investment real estate is carried at cost less accumulated depreciation and provisions for impaired value where appropriate.  Depreciation over the estimated useful lives of the properties is determined principally using the straight-line method.
- -    Policy loans are carried at cost.
- -    Other long-term investments are carried at cost which includes provisions for impaired value where appropriate. Included in other long-term investments are investments in venture capital funds and oil and gas properties.
- -    Short-term investments are carried at cost which approximates fair value.


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

FOREIGN CURRENCY TRANSLATION has been accounted for in accordance with SFAS No. 52, "Foreign Currency Translation." The assets and liabilities of the Canadian operations of FamilySide are translated into U.S. dollars at the rate of exchange in effect at the respective balance sheet date. Net exchange gains and losses resulting from translation are included as a separate component of shareholders' equity. Revenues and expenses are translated at average exchange rates for the year. Gains and losses from foreign currency transactions are included in net income.

                                                                      EXHIBIT 13


INTEREST RATE CAPS AND SWAPS are used to limit the impact of changing interest rates on the Company's debt, which is substantially all floating rate (see Note
5). An interest rate swap is used to fix the interest rate on $100,000,000 of debt. The net interest effect of the swap transaction is reported as an adjustment to interest expense as incurred. Interest rate caps are used to protect a portion of the remaining debt against significant increases in interest rates. Premiums paid for the interest rate caps are being amortized to interest expense over the terms of the caps.

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

EARNINGS PER COMMON SHARE is based on net income after redeemable preferred stock dividend requirements and the weighted average number of shares outstanding during the year, including the average number of dilutive shares under stock options.

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

STATEMENT OF FINANCIAL ACCOUNTING STANDARD NO. 114, "Accounting by Creditors for Impairments of a Loan" and Statement of Financial Accounting Standard No. 118, "Accounting by Creditors for Impairments of a Loan--Income Recognition and Disclosures" were adopted by the Company effective January 1, 1995. Under the standards, the Company provides for estimated credit losses related to the mortgage loans where it is probable that all amounts due according to the contractual terms of the mortgage agreement will not be collected. This provision for credit losses is based on discounting the expected cash flows from the loan using the loan's initial effective interest rate, or the fair value of the collateral for certain collateral dependent loans. The initial adoption of the standards resulted in recording an allowance for credit losses of $507,000 ($330,000 after-tax), which has been included in realized investment gains (losses) in the consolidated statement of income.

STATEMENT OF FINANCIAL ACCOUNTING STANDARD NO. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" was issued by the Financial Accounting Standards Board in March 1995. This statement prescribes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill that are used in the business, as well as establishing accounting standards for long-lived assets and certain identifiable intangibles to be disposed of. The Company expects to adopt this standard as of January 1, 1996. Under the provisions of the statement certain of the Company's investment real estate assets will be required to be valued at fair value, rather than net realizable value as previously required; however, the adoption of the statement is not expected to have a material impact on the net income or financial position of the Company.

STATEMENT OF FINANCIAL ACCOUNTING STANDARD NO. 123, "Accounting for Stock-Based Compensation" was issued by the Financial Accounting Standards Board in October 1995. This statement requires companies to measure the fair value of employee stock options at the date granted and expense the estimated fair value of grants or, alternatively, disclose the pro forma impact on net income and earnings per share of the grants in the notes to the financial statement. The Company will adopt this statement as of January 1, 1996 and make the pro forma disclosures required by SFAS 123 in its 1996 financial statements.

RECLASSIFICATIONS have been made in the 1994 and 1993 Consolidated Financial Statements to conform to the 1995 presentation.

                                                                      Exhibit 13



2. INVESTMENTS

Amortized cost and estimated fair values of investments in available for sale and held to maturity securities at December 31, 1995 and 1994 are as follows:


                                                         Gross        Gross
                                         Amortized     Unrealized   Unrealized
1995 (In 000's)                             Cost         Gains        Losses    Fair Value
- --------------------------------------------------------------------------------------------
AVAILABLE FOR SALE:
Fixed maturity securities
  US government obligations             $   25,733    $    993     $    41    $   26,685
  States and political subdivisions            294          39         ---           333
  Foreign obligations                       93,819       3,746       2,534        95,031
  Corporate securities                     485,735      41,645       2,774       524,606
  Mortgage-backed securities               777,743      43,530         889       820,384
- --------------------------------------------------------------------------------------------
  Total                                  1,383,324      89,953       6,238     1,467,039
Equity securities                           68,637      19,161       5,290        82,508
- --------------------------------------------------------------------------------------------
Total                                   $1,451,961    $109,114     $11,528    $1,549,547
- --------------------------------------------------------------------------------------------


                                                           Gross       Gross
                                            Amortized    Unrealized  Unrealized
1994 (In 000's)                                Cost         Gains      Losses      Fair Value
- -----------------------------------------------------------------------------------------------
AVAILABLE FOR SALE:
Fixed maturity securities
  US government obligations                $   33,723     $     3     $ 2,341      $ 31,385
  States and political subdivisions            45,514           3       3,081        42,436
  Foreign obligations                          23,543           1       2,916        20,628
  Corporate securities                        381,823       2,222      28,666       355,379
  Mortgage-backed securities                  462,919         267      29,985       433,201
- -----------------------------------------------------------------------------------------------
  Total                                       947,522       2,496      66,989       883,029
Equity securities                              78,116       7,503       7,411        78,208
- -----------------------------------------------------------------------------------------------
Total                                      $1,025,638     $ 9,999     $74,400      $961,237
- -----------------------------------------------------------------------------------------------

HELD TO MATURITY:
US government obligations                  $    5,574     $    38     $   319      $  5,293
Foreign obligations                               454         104          --           558
Corporate securities                           86,723      10,352       1,019        96,056
Mortgage-backed securities                    206,367       4,787       1,932       209,222
- -----------------------------------------------------------------------------------------------
Total                                      $  299,118     $15,281     $ 3,270      $311,129
- -----------------------------------------------------------------------------------------------

As of December 31, 1995, the Company reclassified all securities previously classified as held to maturity to available for sale (See Note 1).

                                                                      EXHIBIT 13



Realized gains (losses) and the change in unrealized gains (losses) on the Company's fixed maturities and equity securities are summarized as follows:


                                                                                          Total Gains
                                                    Fixed              Equity             (Losses) on
(In 000's)                                       Maturities          Securities           Investments
- ---------------------------------------------------------------------------------------------------------
1995
Realized investment gains (losses)                $  (2,347)           $ 8,071             $   5,724
Change in unrealized investment gains (losses)      136,197             13,779               149,976
- ---------------------------------------------------------------------------------------------------------
Combined                                          $ 133,850            $21,850             $ 155,700
- ---------------------------------------------------------------------------------------------------------

1994
Realized investment gains (losses)                $ (11,957)           $ 2,699             $  (9,258)
Change in unrealized investment gains (losses)     (118,937)            (7,494)             (126,431)
- ---------------------------------------------------------------------------------------------------------
Combined                                          $(130,894)           $(4,795)            $(135,689)
- ---------------------------------------------------------------------------------------------------------

1993
Realized investment gains                         $  10,705            $ 6,546             $  17,251
Change in unrealized investment gains (losses)        1,084              1,965                 3,049
- ---------------------------------------------------------------------------------------------------------
Combined                                          $  11,789            $ 8,511             $  20,300
- ---------------------------------------------------------------------------------------------------------

The schedule below details consolidated investment income and related investment expenses for the years ended December 31.


(In 000's)                                                        1995      1994      1993
- -----------------------------------------------------------------------------------------------
Interest on
  Bonds                                                         $107,825  $ 89,518  $ 74,438
  Mortgage loans                                                  18,247    18,137    15,452
  Policy loans                                                     4,872     4,946     4,162
  Short-term investments                                             752       869     1,376
Dividends on
  Preferred stocks                                                 6,624     8,370     7,469
  Common stocks                                                    1,180     1,361       376
Investment property rentals                                        9,238     6,255     4,265
Net gain on investment real estate held for development            6,947     5,268     4,501
Other investment income                                            3,269     7,556     5,987
- -----------------------------------------------------------------------------------------------
Total investment income                                          158,954   142,280   118,026
Investment expenses                                               10,284     8,601     7,060
- -----------------------------------------------------------------------------------------------
Net investment income                                           $148,670  $133,679  $110,966
- -----------------------------------------------------------------------------------------------

Proceeds from sales of fixed maturities and the related gross realized gains and losses for the three years ended December 31 are shown below. The amounts shown below do not include those related to unscheduled redemptions or prepayments, nor do they reflect any impairments taken during the years presented. No held to maturity securities were sold during 1995 or 1994.


(In 000's)                                                   1995      1994     1993
- ---------------------------------------------------------------------------------------
Proceeds from sales                                        $111,260  $187,597  $10,124
Gross realized gains                                          1,750       986      383
Gross realized losses                                        (3,910)  (13,437)    (294)

                                                                      EXHIBIT 13


The following investment assets were non-income producing for the twelve months ended December 31, 1995:


(In 000's)                                                                           Balance Sheet
                                                                                         Amount
- -----------------------------------------------------------------------------------------------------
Investment real estate                                                                  $11,827
Other long-term investments                                                              24,834
Mortgage loans                                                                               50
Fixed maturities                                                                             71
- -----------------------------------------------------------------------------------------------------
Total                                                                                   $36,782
- -----------------------------------------------------------------------------------------------------

For the year ended December 31, 1995, the Company incurred realized losses of $9,462,000 due to impairment of assets included in the year-end investment portfolio. Cumulative provisions for impairments on the total investment portfolio by asset category at December 31, 1995, are as follows:


(In 000's)                                          CUMULATIVE
                                                   PROVISION FOR
                                                    IMPAIRMENTS
- ------------------------------------------------------------------
Mortgage loans                                         $ 2,893
Investment real estate                                   4,401
Other long-term investments                              7,462
Fixed maturities                                         1,380
- ------------------------------------------------------------------
Total                                                  $16,136
- ------------------------------------------------------------------

The amortized cost and estimated fair value of fixed maturities at December 31, 1995, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


(In 000's)                                           Amortized Cost          Fair Value
- ------------------------------------------------------------------------------------------
Due in one year or less                               $   21,005           $   21,103
Due after one year through five years                    166,973              178,644
Due after five years through ten years                   247,643              267,709
Due after ten years                                      169,960              179,199
- ------------------------------------------------------------------------------------------
                                                         605,581              646,655
Mortgage-backed securities primarily maturing in
   five to twenty-five years                             777,743              820,384
- ------------------------------------------------------------------------------------------
Total                                                 $1,383,324           $1,467,039
- ------------------------------------------------------------------------------------------

3. REINSURANCE AGREEMENTS

The Company uses reinsurance as a risk management tool in the normal course of business and in isolated, strategic assumption transactions to effectively buy or sell blocks of in force business. The reinsurance contracts do not relieve the Company from its contract with its policyholders, and it remains liable should any reinsurer be unable to meet its obligations. At December 31, 1995, $4.6 billion (21%) of the Insurance Group's total $21.4 billion gross insurance in force was ceded to other companies. In the accompanying financial statements, insurance premiums and policy charges, policyholder benefits and deferred acquisition costs are reported net of reinsurance ceded with policy liabilities being reported gross of reinsurance ceded.

Amounts paid or deemed to be paid for reinsurance contracts are recorded as reinsurance receivables. The cost of reinsurance related to long-term duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

In 1991 Liberty Life entered into an agreement with Life Reassurance Corporation (Life Re) to coinsure the Company's General Agency Division's universal life policies in force. The initial agreement provided for 80% coinsurance on policies in force at December 31, 1991, and 50% coinsurance on policies issued subsequent to such date. Effective July 1, 1995, the amount coinsured on policies written after December 31, 1991, was increased to 80%. Under the terms of the agreement, assets supporting the business ceded are required to be held in escrow. At December 31, 1995, Liberty Life's interest in the assets held in escrow consisted of investments with an amortized cost of $56.3 million and a fair value of $59.7 million. Comparable book and fair value at December 31, 1994 was $62.7 million and $59.3

                                                                     EXHIBIT 13

million, respectively. These investments had an average rating of AA+. The total face value of insurance ceded to Life Re at December 31, 1995, was $2.9 billion and the Company has recorded a receivable related to this transaction from Life Re of $257.7 million as of December 31, 1995. Currently, Life Re has an A.M. Best rating of A+. During 1995 and 1994, Liberty Life had ceded premiums and policy charges of $19.3 and $18.0 million, respectively, under the agreement.

Effective September 30, 1991, Liberty Life entered into an agreement to coinsure 50% of its Home Service line of business. Under generally accepted accounting principles this agreement has been treated as financial reinsurance, and no reserve reduction had been taken for the business ceded. The reinsurance contract contains an escrow agreement that requires assets equal to the reserves reinsured, as determined under statutory accounting principles, be held in escrow for the benefit of this block of business. At December 31, 1995, the amortized cost of the invested assets held in escrow was approximately $228.9 million.

The insurance subsidiaries also reinsures with other insurance companies portions of the life insurance they write in order to limit exposure on large or substandard risks. Due to this broad allocation of reinsurance with several insurance companies, there exists no significant concentration of credit risk. The maximum amount of life insurance that Liberty Life will retain on any life is $300,000, plus an additional $50,000 in the event of accidental death. This maximum is reduced for higher ages and for special classes of risks. The maximum amount of life insurance that the other insurance subsidiaries will retain on any life is $50,000. Insurance in excess of the retention limits is either automatically ceded under reinsurance agreements or is reinsured on an individually agreed basis with other insurance companies.

The effect of reinsurance on premiums and policy charges and benefits was as follows for the years ending December 31:


(In 000's)                                                 1995            1994             1993
- -----------------------------------------------------------------------------------------------------
Direct premiums and policy charges                       $364,797        $344,119         $278,454
Reinsurance assumed                                         1,314           1,728            2,089
Reinsurance ceded                                         (34,741)        (30,058)         (29,621)
- -----------------------------------------------------------------------------------------------------
Net premiums and policy charges                          $331,370        $315,789         $250,922
- -----------------------------------------------------------------------------------------------------
Gross benefits                                           $249,861        $242,869         $174,588
Reinsurance recoveries                                    (13,087)        (17,124)         (15,136)
- -----------------------------------------------------------------------------------------------------
  Net benefits                                           $236,774        $225,745         $159,452
- -----------------------------------------------------------------------------------------------------

4.   DEFERRED ACQUISITION COSTS, COST OF BUSINESS ACQUIRED
          AND FUTURE POLICY BENEFITS

A summary of the changes in deferred acquisition costs is as follows:


(In 000's)                                                               1995      1994      1993
- -------------------------------------------------------------------------------------------------------
Beginning balance                                                      $259,799  $231,873  $211,945
Deferred during the year                                                 54,522    59,053    58,017
Amortized during the year                                               (32,594)  (33,313)  (31,917)
Adjustment related to unrealized investment (gains) losses              (10,327)    2,379       ---
Insurance in force ceded                                                 (6,331)      ---    (6,082)
Foreign currency translation                                                119      (193)      (90)
- -------------------------------------------------------------------------------------------------------
Ending balance                                                         $265,188  $259,799  $231,873
- -------------------------------------------------------------------------------------------------------

                                                                      EXHIBIT 13


A summary of the changes in costs of business acquired through acquisitions is as follows:


(In 000's)                                         1995       1994       1993
- ------------------------------------------------------------------------------------
Beginning balance                                $98,056    $56,762    $63,930
Additions from acquisitions                          ---     53,139        317
Interest accrued                                   6,621      6,620      4,426
Foreign currency adjustment                           55       (134)       ---
Amortized during the year                        (17,807)   (18,331)   (11,911)
- ------------------------------------------------------------------------------------
Ending balance                                   $86,925    $98,056    $56,762
- ------------------------------------------------------------------------------------

The Company accounts for these costs in a manner consistent with deferred acquisition costs. The Company's interest rate used to amortize these costs is 7.75% for a majority of the asset. Periodically, the Company performs tests to determine that the cost of business acquired remains recoverable from future premiums on the acquired business. The Company incurred no write-offs due to impairments as a result of these tests during the three years ended December 31, 1995. Under current assumptions amortization of these costs, prior to consideration of accrued interest implicit in the calculation of the amortization, for the next five years is expected to be as follows:


(In 000's)                                                                   Amortization
- -------------------------------------------------------------------------------------------
1996                                                                            $15,779
1997                                                                             13,693
1998                                                                             12,126
1999                                                                             10,819
2000                                                                              9,624

The liabilities for traditional life insurance and accident and health insurance policy benefits and expenses are computed using a net level premium method, including assumptions based on the Company's experience, modified as necessary to reflect anticipated trends and to include provisions for possible unfavorable deviations. Reserve interest assumptions are graded and range from 3.5% to 9.5%. Such liabilities are, for some plans, graded to equal statutory values or cash values at or prior to maturity. The weighted average assumed investment yield for all traditional life and accident and health policy reserves was 6.6%, 6.8%, and 6.8% in 1995, 1994, and 1993, respectively. Benefit reserves for traditional life insurance policies include certain deferred profits on limited-payment policies that are being recognized in income over the policy term. Policy benefit claims are charged to expense in the period that the claims are incurred.

Benefit reserves for universal life insurance and investment products are computed under a retrospective deposit method and represent policy account balances before applicable surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances. Interest crediting rates for universal life and investment products range from 5.5% to 6.8% in 1995, 5.5% to 7.0% in 1994, and 5.8% to 8.0% in 1993.

Participating business accounts for approximately 1% of the Company's life insurance in force and premium income. The dividend to be paid is determined annually by the Board of Directors.


5. DEBT

The debt obligations at December 31 are as follows:


(In 000's)                                       INTEREST RATE                   1995                       1994
- ---------------------------------------------------------------------------------------------------------------------
Borrowings under revolving credit
  agreement and lines of credit                       6.1%                      $136,500                  $120,500
Long-term debt                                        6.7%                       100,000                   100,000
Other notes due to banks                              4.8%                           158                       554
Mortgage loans on investment property             7.5% to 8.5%                     5,469                     4,882
Other                                                Various                      16,317                     5,711
- ---------------------------------------------------------------------------------------------------------------------
Total                                                                           $258,444                  $231,647
- ---------------------------------------------------------------------------------------------------------------------

The mortgage loans are secured by property with a net carrying value of $19.6 million at December 31, 1995.

                                                                      EXHIBIT 13


Maturities of the debt obligations at December 31, 1995, are as follows:

Maturities                                                                  Amount
- ---------------------------------------------------------------------------------------
1996                                                                       $ 26,306
1997                                                                         17,057
1998                                                                        147,095
1999                                                                         20,724
2000                                                                         20,946
Thereafter                                                                   26,316
- ---------------------------------------------------------------------------------------
Total                                                                      $258,444
- ---------------------------------------------------------------------------------------

On March 21, 1995, the Company refinanced its then-existing $325,000,000 revolving credit facility into a new $375,000,000, multi-tranche credit facility. The current facility consists of a $225,000,000 three-year revolving credit facility; a $100,000,000 seven-year term loan facility; and a $50,000,000 facility substantially identical to the revolving facility, which is convertible into terms substantially identical to the term facility within two years of the closing date of this loan. The revolving portion of the facility will mature in March 1998, while the term portion shall be repaid in twenty quarterly installments of $5,000,000 commencing June 1997, and ending in March 2002.

The Company's borrowings against the revolving credit facility were $126,000,000 and against the term facility were $100,000,000 at December 31, 1995. During 1995, the maximum amount outstanding on the revolving facility amounted to approximately $162,000,000, with an average balance outstanding of approximately $129,250,000 and an average weighted interest rate of 6.26%. In addition to the revolving facility, the Company also uses several lines of credit totaling $35,500,000 as of December 31, 1995, to manage day-to-day cash flow. The amount borrowed against the lines of credit at December 31, 1995 was $10,500,000. The average balance outstanding on the lines of credit was approximately $16,400,000 during 1995, with a maximum borrowing of $50,500,000 and an average weighted interest rate of 6.46%.

The Company has the option to solicit money market interest quotes from the bank group for borrowings under the revolving credit facility. The revolving credit agreement also provides for borrowing at interest rates based on a formula that incorporates the use of the London Interbank Offered Rate ("LIBOR") plus an interest rate margin. The interest rate for the term loan is based upon LIBOR, plus an interest rate margin. A facility fee is charged on the facility based on $275,000,000 of the total commitment. The facility fee and the interest rate margin for the revolving credit facility and the term loan are all based upon the ratio of consolidated debt to cash flow, as defined in the credit agreement.

The credit agreement contains various restrictive covenants typical of a credit facility of this size and nature. These restrictions primarily pertain to levels of indebtedness, limitations on payment of dividends, limitations on the quality and types of investments, and capital expenditures. Additionally, the Company must also comply with several financial covenant restrictions under the revolving credit agreement, including defined ratios of consolidated debt to cash flow, consolidated debt to consolidated total capital, and fixed charges coverage. As of December 31, 1995, the Company was in compliance with all covenants under its debt agreement.

The Company has entered into interest rate swap and cap agreements as a means of managing its interest rate exposure on its floating rate debt. The interest rate swap effectively fixes the interest rate on the $100,000,000 seven-year term loan facility at 5.965% plus the interest rate margin and will expire in March, 2002. The agreement is a contract to exchange fixed and floating interest rate payments periodically over the life of the agreement without the exchange of the underlying notional amounts. The Company will pay the counterparty interest at 5.965%, and the counterparty will pay the Company interest at a variable rate based on the 3-month LIBOR rate. The notional principal amount under the agreement will amortize proportionately to the paydown of the $100,000,000 term loan as described above. The interest differential to be paid or received on interest rate swaps is accrued and included in interest expense for financial reporting purposes. The agreement is with a major financial institution and the Company's credit exposure is limited to the value of the interest-rate swap that has, or may become favorable to the Company.

The Company has entered into interest rate caps and corridors in an attempt to minimize the impact of a potential significant rise in short-term interest rates on the Company's outstanding floating rate debt. As of December 31, 1995, the Company had the following interest rate protection instruments: (1) a $50,000,000 notional amount, interest rate corridor from 8%-10%, which is based on the 3-month LIBOR rate and caps the Company's rate at 8% if the index rate exceeds 8% but is less than 10%, and at LIBOR minus 2% if the rate exceeds 10%, and expiring in December 1996; and (2) a $50,000,000 notional amount cap with a strike rate of 9%, which will be permanently eliminated if rates exceed 11%,
based on the 3-month LIBOR rate and expiring in December 1997.   The
combination of the above instruments protects a portion ($100,000,000 for one year, and $50,000,000 for two years) of the Company's variable rate debt from a potential significant rise in short-term interest rates. The Company was required to pay up-front fees related to these instruments at inception of each contract, which are being amortized straight-line over the term of each contract.

Interest paid, net of amounts capitalized, amounted to approximately $14,021,000, $12,957,000, and $12,580,000 in 1995, 1994, and 1993,
respectively. Interest capitalized amounted to $2,303,000, $2,030,000, and $1,161,000, in 1995, 1994, and 1993, respectively.

                                                                      EXHIBIT 13



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

Both the Company and the holders of the preferred stock have the right to redeem any or all of the shares from time to time beginning five years and one month after the date of issue in exchange for cash or shares of the Company's common stock. The Company will determine the form of all redemptions, which will consist of cash, common stock, or a combination of both. Generally, the amount of consideration on the 1994-A Series will be equivalent to $35.00 per share plus the amount of any accumulated and unpaid dividends; and for the 1994-B Series will be equivalent to $37.50 per share plus the amount of any accumulated and unpaid dividends. In addition, each share of the 1994-A Series and 1994-B Series is convertible, at the option of the shareholder, at any time into one share of the Company's common stock (plus a corresponding attached right to acquire a share of the Company's Series A Participating Cumulative Preferred Stock). There is no sinking fund for the redemption of either series of preferred stock.

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


7. COMMITMENTS AND CONTINGENCIES

In January 1996, a lawsuit was filed against the Company alleging breach of contract in connection with an agreement to develop a state-of-art software system to administer the Company's insurance operations. The suit was filed by the software developer. Management of the Company, after consultation with legal counsel, believes that the lawsuit filed against the Company is without merit and intends to contest the suit vigorously. The Company believes the suit filed against it was in response to a suit filed by the Company in connection with failure of the software developer to deliver the system. The suit against the software developer seeks to recover amounts paid to the software developer, and other costs incurred by the Company, in the attempt to develop the system (see Note 12 to the Consolidated Financial Statements concerning the 1994 charge taken to write-off deferred system costs). The Company believes it will be successful in its lawsuit against the software developer; however, no estimated recovery is included in the accompanying financial statements.

In December 1995, a lawsuit was filed against the Company alleging breach of contract. The lawsuit relates to a transaction in which the Company was unsuccessful in acquiring certain entities partially owned by the plaintiff. Management, after consultation with legal counsel, believes the lawsuit is without merit and intends to contest the suit vigorously.

The Company and its subsidiaries are also defendants in various lawsuits arising primarily from claims made under insurance policies. Where applicable, these lawsuits are considered in establishing the Company's policy liabilities. It is the opinion of management and legal counsel that the settlement of these actions will not have a material effect on the financial position or results of operations of the Company.

The Company has lease agreements, primarily for branch offices, data processing and telephone equipment, which expire on various dates through 2004, none of which are material capital leases. Most of these agreements have optional renewal provisions covering additional periods of one to ten years. All leases were made in the ordinary course of business and contain no significant restrictions or obligations. Future commitments under operating leases are not material. Annual rental expense amounted to approximately $5,825,000, $5,497,000, and $6,225,000 in 1995, 1994, and 1993, respectively.

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

At December 31, 1995, the Company had commitments for additional investments and other items totaling $44,341,000.

                                                                      EXHIBIT 13



8. SHAREHOLDERS' EQUITY

On February 28, 1995, the Company issued 599,985 shares of Series 1995-A Voting Cumulative Convertible Preferred Stock having a total redemption value of $20,999,475 or $35.00 per share in connection with the acquisition of WLOX-TV. The shares have preference in liquidation, and each share is entitled to one vote on any matters submitted to a vote of the shareholders of the Company. Each share of preferred stock is convertible at the option of the holder into one share of common stock. The Company has the right to redeem any or all of the shares from time to time at any time beginning five years and one month after the date of issue in exchange for cash, common stock, or a combination of both. Generally, the amount of consideration on the 1995-A Series will be equivalent to $35.00 per share plus the amount of any accumulated and unpaid dividends. There is no sinking fund for the redemption of the preferred stock.

Dividends shall be paid on the preferred stock at the rate of 5% per annum. Dividends accrue daily, are cumulative, and are payable quarterly. The 1995-A Series preferred stock is on a parity in rank with all other series of preferred stock of the Company whether or not such series exist now or are created in the future, with respect to payment of all dividends and distributions, unless a series of preferred stock expressly provides that it is junior or senior to the 1995-A Series. No dividends or distributions on the Company's common stock shall be declared or paid until all accumulated and unpaid dividends on the 1995-A Series have been declared and set aside for payment.

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

There are 10,000,000 shares of preferred stock, no par value per share authorized for issuance. At December 31, 1995, there were 1,862,318 shares of preferred stock outstanding (See Note 6 for discussion of Redeemable Preferred Stock), and 140,000 shares of preferred stock were reserved for issuance in connection with the Shareholder Rights Plan.

Shareholders' equity as determined under generally accepted accounting principles of the Company's insurance operations was $672,694,000 and $525,478,000 at December 31, 1995 and 1994, respectively. The comparable amounts as determined under statutory accounting practices were $166,469,000 and $161,023,000 at December 31, 1995 and 1994, respectively. The amount that retained earnings exceed statutory unassigned surplus ($448,826,000) is restricted and, therefore, not available for dividends. Without regulatory approval, dividends are generally limited to prior year statutory gain from operations.

The components of the balance sheet caption unrealized appreciation (depreciation) on fixed maturity securities available for sale and equity securities in shareholders' equity as of December 31 are as follows:


(In 000's)                                                                                       1995          1994
- ---------------------------------------------------------------------------------------------------------------------------
Carrying value of securities                                                                  $1,549,547    $  961,237
Amortized cost of securities                                                                   1,451,961     1,025,638
- ---------------------------------------------------------------------------------------------------------------------------
Net unrealized appreciation (depreciation)                                                        97,586       (64,401)
Adjustment to deferred acquisition costs                                                          (7,948)        2,379
Deferred income taxes (net of a valuation allowance of $11,021 in 1994)                          (31,652)        8,913
- ---------------------------------------------------------------------------------------------------------------------------
  Total                                                                                       $   57,986    $  (53,109)
- ---------------------------------------------------------------------------------------------------------------------------

9. STOCK OWNERSHIP AND STOCK OPTION PLANS

The Company has a Performance Incentive Compensation Program (the "Program") which provides that the Compensation Committee of the Board of Directors may grant: (a) incentive stock options within the meaning of Section 422 of the Internal Revenue Code; (b) non-qualified stock options; (c) performance units;
(d) awards of restricted shares of the Company's common stock; or (e) all or any combination of the foregoing to officers and key employees. Only common stock, not to exceed 2,800,000 shares, may be delivered under the Program; and shares so delivered will be made available from the authorized but unissued shares or from shares reacquired by the

                                                                      EXHIBIT 13

Company, including shares purchased in the open market. The aggregate number of shares that may be acquired by any participant in the Program shall not exceed 20% of the shares subject to the Program. As of December 31, 1995, fifty-nine officers and employees were participants in the Program.

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

Stock options under the Program are issued at 100% of the market price on the date of grant, are vested over such period of time, which may not be less than one year, as may be established by the Compensation Committee, and expire ten years after the grant. Of the incentive stock options outstanding, 51,165 were exercisable at December 31, 1995; 81,465 were exercisable at December 31, 1994; and 116,240 were exercisable at December 31, 1993. Of the non-qualified options outstanding, 290,480 were exercisable at December 31, 1995; 268,500 were exercisable at December 31, 1994; and 191,800 were exercisable at December 31, 1993. The options expire on various dates beginning February 12, 1996, and ending August 15, 2005.

The following schedule summarizes activity in the Program during the three years ending December 31, 1995.


                                   Restricted Shares               Incentive Stock Options            Non-Qualified Stock Options
- ------------------------------------------------------------------------------------------------------------------------------------
                              Number of       Market Price        Number of         Average           Number of         Average
                               Shares        at Date Given         Options       Exercise Price        Options       Exercise Price
- ------------------------------------------------------------------------------------------------------------------------------------
Outstanding 1/1/93             271,850                             191,700           $16.75            404,000           $22.26
Awarded                         90,220           $29.23                ---                              75,500            29.38
Vested                         (98,638)           31.43
Exercised                                                          (75,460)           14.80            (30,200)           20.20
Forfeited                       (4,749)           27.97                ---                              (3,200)           24.31
- ------------------------------------------------------------------------------------------------------------------------------------
Outstanding 12/31/93           258,683                             116,240           $18.02            446,100           $23.59
Awarded                        108,835            25.78                ---                             104,500            25.76
Vested                         (85,643)           26.90
Exercised                          ---                             (34,775)           17.35             (4,000)           25.63
Forfeited                      (19,241)           24.82                ---                              (6,000)           25.63
- ------------------------------------------------------------------------------------------------------------------------------------
Outstanding 12/31/94           262,634                              81,465           $18.31            540,600           $23.97
Awarded                        108,915            26.35                ---                              56,500            26.80
Vested                         (80,679)           24.98
Exercised                                                          (30,300)           17.98            (37,900)           21.20
Forfeited                      (15,826)           26.84                ---                             (46,000)           23.37
- ------------------------------------------------------------------------------------------------------------------------------------
Outstanding 12/31/95           275,044                              51,165           $18.50            513,200           $24.54
- ------------------------------------------------------------------------------------------------------------------------------------

At December 31, 1995, there were 414,380 shares of the Company's stock reserved for future grants under the Program.



10. EMPLOYEE BENEFITS

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

                                                                      EXHIBIT 13


Net periodic postretirement benefit cost was $1,506,000, $1,516,000, and $1,477,000 for the years ended December 31, 1995, 1994, and 1993, respectively, and included the following components:



                                             1995               1994               1993
- -----------------------------------------------------------------------------------------------
(In $000's)                            Medical     Life   Medical   Life   Medical     Life
- -----------------------------------------------------------------------------------------------
Service cost                           $  140      $---   $  139    $---   $  129      $---
Interest cost                           1,082       284    1,067     282    1,071       277
Amortization of
unrecognized
  net loss                                ---       ---       22       6      ---       ---
- -----------------------------------------------------------------------------------------------
Net periodic
postretirement
benefit cost                           $1,222      $284   $1,228    $288   $1,200      $277
- -----------------------------------------------------------------------------------------------

The following schedule reconciles the status of the Company's plans with the unfunded postretirement benefit obligation included in its balance sheets at December 31:


                                                                       1995             1994
- ----------------------------------------------------------------------------------------------------
(In $000's)                                                       Medical   Life   Medical   Life
- ----------------------------------------------------------------------------------------------------
Retirees                                                          $12,632  $3,996  $12,457  $3,678
Fully eligible active plan participants                               834     ---      771     ---
Other active plan participants                                      1,119     ---      920     ---
- ----------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation                      14,585   3,996   14,148   3,678
Unrecognized net gain (loss)                                          183    (265)    (158)    (80)
- ----------------------------------------------------------------------------------------------------
Accrued postretirement benefit obligation                         $14,768  $3,731  $13,990  $3,598
- ----------------------------------------------------------------------------------------------------

At December 31, 1995, the weighted-average annual assumed rate of increase in the per capita cost of covered medical benefits is 9.5% for 1996, and is assumed to decrease by 0.5% per year to 8% in 1999, then decrease 1% per year to 5.5% in 2002 and thereafter. At December 31, 1994, the health care cost trend rate assumption was 10% and the rate graded down by 0.5% per year to 8% in 1999, then decreased 1% per year to 6% in 2001 and thereafter. A 1% increase in the per capita cost of health care benefits results in a $679,000 increase in the accrued postretirement benefit obligation and a $55,000 increase in postretirement benefit expense. The assumed weighted average discount rate used in determining the accrued postretirement medical and life benefit obligation was 7.5% and 8% at December 31, 1995 and 1994, respectively.

The Company has profit sharing plans for substantially all of its employees. Contributions to these plans are made at the discretion of the Board of Directors and are paid into a trust that is administered by a separate trustee. Contributions for these plans were $5,067,000, $4,840,000, and $4,234,000, in 1995, 1994 and 1993, respectively.

The Company has a voluntary thrift and investment plan, qualified under Section 401(k) of the Internal Revenue Code, for substantially all of its employees. The Company makes a matching contribution to the plan of up to 3% of the employee's compensation. The Company's matching contribution percentage may be changed at the discretion of each participating subsidiary's Board of Directors. The Company's contributions for this plan were $2,102,000, $2,148,000, and $2,020,000 in 1995, 1994, and 1993, respectively.




11. PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following:


(In 000's)                                    1995     1994      1993
- --------------------------------------------------------------------------
Current:
  Federal                                   $21,761  $12,625    $23,017
  State                                       1,456    1,546      1,131
- --------------------------------------------------------------------------
Total current                                23,217   14,171     24,148
Deferred:
  Federal                                     6,226   (1,361)     2,217
  State                                          (1)    (120)      (128)
- --------------------------------------------------------------------------
Total deferred                                6,225   (1,481)     2,089
- --------------------------------------------------------------------------
Total tax provision                         $29,442  $12,690    $26,237
- --------------------------------------------------------------------------

                                                                      EXHIBIT 13



Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1995 and 1994, are as follows:


(In 000's)                                                                           1995           1994
- -----------------------------------------------------------------------------------------------------------
Insurance operations deferred tax liabilities:
  Deferred acquisition costs                                                       $ 98,190       $100,601
  Policy liabilities                                                                 22,205         21,922
  Market discount on investments                                                     10,477          8,044
  Tax over book partnership losses                                                    2,909          4,651
  Unrealized investment gains recognized in equity                                   31,652            ---
Non-insurance companies deferred tax liabilities:
  Book over tax basis in acquired television station                                 21,836            ---
  Tax over book depreciation                                                          6,697          6,446
  Tax over book amortization                                                          4,594          4,485
- -----------------------------------------------------------------------------------------------------------
Total deferred tax liabilities                                                     $198,560       $146,149
- -----------------------------------------------------------------------------------------------------------
Insurance operations deferred tax assets:
  Taxable income from financial reinsurance not included in income per books       $  1,680       $  3,359
  Employee benefit accruals                                                           6,881          6,752
  Unrealized investment losses recognized in equity                                     ---         19,934
  Other                                                                               4,093          7,930
Non-insurance companies deferred tax assets:
  Net operating loss carryover                                                        1,918          3,889
  Other                                                                               1,905          3,441
- -----------------------------------------------------------------------------------------------------------
Total deferred tax assets before valuation allowance                                 16,477         45,305
Valuation allowance                                                                     ---        (11,863)
- -----------------------------------------------------------------------------------------------------------
Deferred tax asset net of valuation allowance                                        16,477         33,442
- -----------------------------------------------------------------------------------------------------------
Net deferred tax liability                                                         $182,083       $112,707
- -----------------------------------------------------------------------------------------------------------

At December 31, 1995, the Company had unrealized gains from securities classified as available for sale and equity securities of $97,586,000, for which a deferred tax liability has been established. At December 31, 1994, the Company had unrealized losses from securities classified as available for sale and equity securities of $64,401,000. For financial reporting purposes, a valuation allowance of $11,021,000 was established to offset a portion of the deferred tax asset related to these unrealized losses. The Company also established a valuation allowance of $842,000 in connection with certain capital loss carryforwards in 1994. No valuation allowances were recognized at December 31, 1995, because the December 31, 1994 unrealized losses and capital loss carryforwards were offset against 1995 unrealized and realized gains.


The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax expense is:


(In 000's)                                                            1995      1994      1993
- --------------------------------------------------------------------------------------------------
Federal income tax rate                                                   35%       35%       35%
Rate applied to pre-tax income before the cumulative
    effect of accounting changes                                     $31,078   $13,604   $27,063
  Release of tax reserves                                               (300)     (500)   (3,350)
  Rate change expense on beginning deferred tax liability                ---       ---     3,216
  Tax exempt interest and dividends                                   (1,384)   (1,765)   (1,466)
  State and local income taxes                                           948       928       652
  Other                                                                 (900)      423       122
- --------------------------------------------------------------------------------------------------
Provision for income taxes                                           $29,442   $12,690   $26,237
- --------------------------------------------------------------------------------------------------

The Company has net operating loss carryforwards of $5,481,000 and $11,110,000 at December 31, 1995 and 1994, which will expire between the years 2006 and 2008. The utilization of these carryforwards are subject to special rules which provide that these loss carryforwards can only be utilized through earnings from the non-life insurance companies.

Income taxes paid were approximately $21,199,000, $21,911,000, and $18,437,000 in 1995, 1994, and 1993, respectively.

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

                                                                      EXHIBIT 13

payable on policyholders' surplus; therefore, no income tax provision on that amount has been made in the accompanying financial statements. However, if such taxes were assessed, the amount of the taxes payable would be approximately $22,853,000.



12. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Quarterly results of operations for each of the years ended December 31, 1995 and 1994, are as follows:


                                                                              Quarter Ended
- ------------------------------------------------------------------------------------------------------------
1995 (In 000's except per share amounts)                          March 31   June 30  Sept. 30   Dec. 31
- ------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------
Revenues                                                          $143,485  $155,126  $153,233   $153,837
- ------------------------------------------------------------------------------------------------------------
Income before income taxes                                        $ 16,080  $ 22,846  $ 23,622   $ 26,247
- ------------------------------------------------------------------------------------------------------------
Net income                                                        $ 10,538  $ 15,405  $ 15,218   $ 18,192
- ------------------------------------------------------------------------------------------------------------
Earnings per common share                                         $   0.49  $   0.72  $   0.70   $   0.84
- ------------------------------------------------------------------------------------------------------------


                                                                              Quarter Ended
- ------------------------------------------------------------------------------------------------------------
1994 (In 000's except per share amounts)                          March 31  June 30   Sept. 30   Dec. 31
- ------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------
Revenues                                                          $119,621  $143,124  $141,562   $136,939
- ------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                 $ 16,135  $ 22,343  $ 19,631   $(19,241)
- ------------------------------------------------------------------------------------------------------------
Net income (loss)                                                 $ 10,573  $ 14,600  $ 12,902   $(11,897)
- ------------------------------------------------------------------------------------------------------------
Earnings (loss) per common share                                  $   0.53  $   0.70  $   0.62   $  (0.63)
- ------------------------------------------------------------------------------------------------------------

The fourth quarter of 1994 contained an after-tax charge of $20,300,000 related to two unique situations: a write-off of deferred costs connected with the development of a software system for administration of the Company's insurance business, and a decision to cease marketing products through the general agency distribution system.

The write-off of the deferred systems costs was in connection with an agreement with a software developer to develop a state-of-the-art software system to handle the administration of the Company's insurance operations. After an internal review of the project, the Company engaged an independent consultant to provide an estimate of the value of the software. The value was less than the cost previously deferred by the Company, resulting in an after-tax charge to earnings of $13,600,000.

The Company's decision to cease sales of its products through its general agency distribution system was due to the absence of critical volume. The decision to close the general agency distribution system resulted in an after-tax charge to earnings of $6,700,000 million, primarily to reduce deferred acquisition costs no longer considered recoverable. For 1994, approximately 2% of total premiums and policy charges were generated by the general agency division.



13. STATUTORY RESULTS OF OPERATIONS

Statutory net income of the Insurance Group for each of the years ended December 31, 1995, 1994, and 1993 was $32.4, $16.4 million, and $22.1, million, respectively. The results of the insurance companies acquired (See Note 14) are included in the above amounts from the date of acquisition.



14. ACQUISITIONS

In February 1995, the Company completed the acquisition of WLOX television located in Biloxi, Mississippi. WLOX-TV is affiliated with the ABC television network. This acquisition was accounted for as a purchase, and the results of operations of WLOX have been included in the accompanying consolidated financial statements since the date of acquisition. The purchase price of $40.1 million was funded through a combination of proceeds from the Company's credit facility totaling $5.6 million, a new class of convertible preferred stock totaling $21.0 million (See Note 8), and notes payable totaling $13.5 million. The following unaudited proforma results of operations for the year ended December 31, 1994, give effect to the acquisition of WLOX as though it had occurred at the beginning of that year. Pro forma results are not necessarily indicative of the results that actually would have occurred or that will be obtained in the future.

                                                                      EXHIBIT 13



(In 000's, except per share data) 1994                                                  1994
- -----------------------------------------------------------------------------------------------
Revenues                                                                              $552,174
Net income                                                                            $ 25,045
Earnings per share                                                                    $   1.12
- -----------------------------------------------------------------------------------------------

In February 1994, the Company completed the acquisition of North American and American Funeral, two pre-need companies which have significantly expanded the Company's pre-need life insurance business.

North American was a holding company whose principal subsidiaries, Pan-Western Life Insurance Company, Howard Life Insurance Company and Brookings International Life Insurance Company, were providers of pre-need life insurance. The acquisition added strategic midwest markets to Liberty's pre-need territory. The $51.9 million purchase price was funded with proceeds from the Company's credit facility. North American was relocated to Greenville, South Carolina, in May 1994. Effective September 26, 1995, Brookings was merged into Pan-Western. On September 27, 1995, Pan-Western was merged into Pierce National Life Insurance Company.

American Funeral, previously headquartered in Amory, Mississippi, was one of the largest providers of pre-need insurance. The $28.1 million purchase price was funded through a combination of proceeds from the Company's credit facility and a new class of redeemable preferred stock (see Note 6) issued at the time of closing. Effective November 1, 1995, American Funeral was relocated to Greenville, South Carolina and merged into Pierce National Life Insurance Company.

In addition to the pre-need insurance acquisitions, the Company completed the purchase of State National headquartered in Baton Rouge, Louisiana in April 1994. State National was the parent company of State National Life Insurance Company, a home service company, and several other small subsidiaries. The $27.5 million purchase price was funded through a combination of proceeds from the Company's credit facility, a new class of redeemable preferred stock issued at closing (see Note 6), and the issuance of 113,611 shares of common stock. State National was relocated to Greenville, South Carolina, in August 1994 and merged into Liberty Life.

In May 1994, the Company completed the purchase of a portion of the real estate assets of SCANA Development Corporation, a subsidiary of SCANA Corporation for approximately $43 million. The real estate assets acquired from SCANA consisted of residential properties under development, undeveloped land held for future development, business parks, and retail and office properties (rental income producing). A substantial majority of the projects are located in South Carolina. The purchase price was funded with proceeds from a combination of internally generated funds and the Company's credit facility.




15. FAIR VALUES OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" requires the disclosure of the estimated fair value of all financial instruments, including both assets and liabilities unless specifically exempted. The following methods were used to estimate the fair values of the Company's financial instruments.


- -    Cash and short-term investments:  The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

- -    Investment securities:  Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments. The fair values for equity securities are based on quoted market prices.

- - Mortgage loans and policy loans: The fair values for mortgage loans and policy loans are estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

- -    Other long-term investments:  Other long-term investments consist primarily of venture capital investments and investments in oil and gas producing property. The Company determined that it was not practicable to estimate the fair values of its venture capital investments because of a lack of primary and secondary market prices and the inability to estimate fair values without incurring excessive costs. The Company's investment in venture capital totaled $20,382,000 and $16,055,000 at December 31, 1995 and 1994, respectively.

- -    Policy liabilities: Fair values for the Company's liabilities under investment-type insurance contracts that are not subject to policyholder mortality or morbidity risk are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with remaining maturities consistent with those for the contracts being valued.

                                                                      EXHIBIT 13

- -    Short and long-term debt:  Substantially all of the Company's short and long-term debt is floating rate debt. Accordingly, the carrying amount approximates its fair value.

- -    Other liabilities:  Fair values on film contract obligations related to the Company's broadcasting operations were determined by discounting future cash flows using current fixed borrowing rates for similar types of borrowing arrangements.

- -    Interest Rate Swap: Fair value of the interest rate swap is based on an estimate provided by the financial institution which is the counterparty to the swap, and was determined by discounting the value of estimated future cash flows.



The carrying amounts and estimated fair values of the Company's financial instruments are as follows:


                                                                 1995                  1994
- ----------------------------------------------------------------------------------------------------------
                                                                     Estimated             Estimated
                                                          Carrying      Fair     Carrying     Fair
(in 000's)                                                 Amount      Value      Amount      Value
- ----------------------------------------------------------------------------------------------------------
ASSETS
Fixed maturity securities
    available for sale                                   $1,467,039  $1,467,039  $883,029   $883,029
Fixed maturity securities
    held to maturity                                            ---         ---   299,118    311,129
Equity securities                                            82,508      82,508    78,208     78,208
Mortgage loans                                              213,223     215,774   203,381    197,715
Policy loans                                                 98,369      94,196    96,160     93,678
Other long-term investments                                  27,535      27,535    31,624     31,624
Short-term investments and cash                              43,741      43,741    58,664     58,664

LIABILITIES
Investment-type insurance contracts                          69,287      65,057    59,208     55,907
Notes, mortgages and other debt                             158,444     158,444   131,647    131,647
Long-term debt                                              100,000     100,000   100,000    100,000
Film contract obligations included in other liabilities       7,462       6,611     5,365      4,963
Interest rate swap                                              ---       1,416       ---        ---

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



16. BUSINESS SEGMENT INFORMATION

The Company is actively engaged through certain of its subsidiaries in two major business segments: insurance and broadcasting. Sales between the various subsidiaries of the Company are not material and are eliminated. Information for these segments is contained in the Selected Financial Data on page 40 and, with respect to the years 1993 through 1995, is incorporated by reference.

                                                                      EXHIBIT 13


MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements included in this Annual Report have been prepared by management which is responsible for the integrity and fair presentation of the financial data and related disclosures. The consolidated financial statements are in accordance with generally accepted accounting principles and necessarily include amounts that are based on management's estimates and assumptions. Management believes that the consolidated financial statements fairly reflect the Company's financial position and results of operations.

To gather and control financial data, the Company maintains accounting systems supported by internal controls that provide reasonable assurance over the preparation of reliable financial statements. Management believes that a high level of internal control is maintained by the selection and training of qualified personnel, by the establishment and communication of accounting and business policies, and by internal audits.

Ernst & Young LLP, independent auditors, are engaged to audit and to render an opinion as to whether the Company's financial statements, considered in the entirety, present the Company's financial condition and operating results fairly. Their audit is conducted in accordance with generally accepted auditing standards, and their report is included on this page.

The Audit Committee of the Board of Directors, composed of four outside directors, reviews the Company's accounting and auditing policies and meets regularly with the Company's internal audit staff and the independent auditors.



REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
THE LIBERTY CORPORATION

We have audited the accompanying consolidated balance sheets of The Liberty Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Liberty Corporation and subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 1994, the Company changed its method of accounting for certain investments in debt securities and, effective January 1, 1993, the Company changed its methods of accounting for postemployment benefits and postretirement benefits other than pensions.


                                                          /s/ Ernst & Young LLP

Greenville, South Carolina
February 9, 1996