Form 10-K405, Exhibit 13
period 1996-12-31
LIBERTY CORP
filed 1997-03-26
CIK 59229

                                                                     Exhibit 13


STOCK DATA

The Liberty Corporation's Common Stock is listed on the New York Stock Exchange. Its symbol is LC. As of December 31, 1996, 1,308 shareholders of record in 42 states, the District of Columbia, Canada, Australia and New Zealand held the 20,214,738 Common Stock shares outstanding. Quarterly high and low stock prices and dividends per share as reported by the Wall Street Journal were:

                                                                              Quarterly
                                             Market Price Per Share         Dividend Per
                                             High              Low              Share
                                            -------------------------------------------
             1996
-------------------------------

Fourth Quarter                              41 1/4            32 1/4            .185
Third Quarter                               35 7/8            30 1/8            .185
Second Quarter                              33 3/8            30 7/8            .185
First Quarter                                 36                33               .17


             1995
-------------------------------
Fourth Quarter                                34              31 1/4             .17
Third Quarter                               33 3/4            27 5/8             .17
Second Quarter                              28 1/4            25 3/4             .17
First Quarter                               27 1/2            24 3/4            .155


             1994
-------------------------------
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

                      CO-REGISTRAR AND CO-TRANSFER AGENTS


        Wachovia Bank of North Carolina, N.A.         The Bank of New York
        Winston-Salem, North Carolina                 101 Barclay Street
        1-800-633-4236                                New York, New York  10286
                                                      1-800-524-4458
        Written shareholder correspondence and requests for transfer should be sent to:

        Wachovia Bank of North Carolina, N.A.
        P.O. Box 8217
        Boston, Massachusetts  02266-8217


For a Copy of the 10-K or other information, contact:
The Liberty Corporation Shareholder Relations
Box 789
Greenville, SC  29602
Telephone (864) 609-8256

Stock Exchange Listing:
New York Stock Exchange
Symbol:  LC

Annual Meeting
The Liberty Corporation will hold its annual meeting on Tuesday, May 6, 1997, at 10:30 a.m. in The Liberty Corporation Headquarters, Greenville, South Carolina. All Shareholders are invited to attend.

                                                                    Exhibit 13




SELECTED FINANCIAL DATA               The Liberty Corporation and Subsidiaries
                                                            December 31, 1996


(In 000's, except per share data)                      1996        1995           1994         1993          1992          1991
----------------------------------------------------------------------------------------------------------------------------------
Revenues
   Insurance                                      $   482,500  $   486,980    $   439,451   $  384,132    $   305,934  $   271,806
   Broadcasting                                       137,336      119,529         97,381       87,984         89,989       88,174
   Parent & Minor Subsidiaries                         17,008       19,090         19,600       16,089         20,301       19,254
   Adjustments & Eliminations                         (17,747)     (19,918)       (16,071)     (15,260)       (13,468)     (14,752)
----------------------------------------------------------------------------------------------------------------------------------
      Total Revenues *                            $   619,097  $   605,681    $   540,361   $  472,945    $   402,756  $   364,482
----------------------------------------------------------------------------------------------------------------------------------
Income (Loss) Before Income Taxes &
   Cumulative Effect of Accounting Changes
   Insurance                                      $    50,009  $    83,483    $    31,590   $   71,518    $    53,962  $    43,255
   Broadcasting                                        33,739       27,127         21,701       16,180         16,859       16,417
   Parent & Minor Subsidiaries                        (28,686)     (19,994)       (14,423)     (12,846)       (13,690)     (20,439)
   Adjustments & Eliminations                           1,437       (1,821)          --          2,472          4,768        4,217
----------------------------------------------------------------------------------------------------------------------------------
      Consolidated Income Before  Income
        Taxes & Cumulative Effect of Accounting
        Changes                                   $    56,499  $    88,795    $    38,868   $   77,324    $    61,899  $    43,450
----------------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)
   Insurance                                      $    34,196  $    56,582    $    21,803   $   33,459    $    35,369  $    30,077
   Broadcasting                                        20,284       16,590         12,919       12,217         10,262        9,967
   Parent & Minor Subsidiaries                        (18,117)     (12,635)        (8,544)      (8,141)        (8,153)     (12,514)
   Adjustments & Eliminations                             977       (1,184)          --          1,612          3,407        3,036
----------------------------------------------------------------------------------------------------------------------------------
      Net Income                                  $    37,340  $    59,353    $    26,178   $   39,147    $    40,885  $    30,566
----------------------------------------------------------------------------------------------------------------------------------
Earnings per share                                $      1.66  $      2.76    $      1.22   $     2.01    $      2.51  $      1.93
----------------------------------------------------------------------------------------------------------------------------------
Change in Net Unrealized Investment
  Gains (Losses)                                  $   (18,260) $   111,095    $   (58,286)  $    1,276    $       (78) $     7,316
----------------------------------------------------------------------------------------------------------------------------------
Dividends Per Common Share                        $     0.725  $     0.665    $      0.62   $     0.56    $     0.515  $      0.47
----------------------------------------------------------------------------------------------------------------------------------
Depreciation and Amortization
   Insurance                                      $     3,815  $     4,515    $     5,125   $    3,286    $     3,424  $     3,381
   Broadcasting                                         9,927        9,244          6,276        6,566          6,848       10,654
   Parent & Minor Subsidiaries                          8,645        5,275          4,618        3,670          4,628        4,631
----------------------------------------------------------------------------------------------------------------------------------
Total Depreciation and Amortization               $    22,387  $    19,034    $    16,019   $   13,522    $    14,900  $    18,666
----------------------------------------------------------------------------------------------------------------------------------
Capital Expenditures
   Insurance                                      $     4,391  $     4,413    $     2,270   $    5,814    $     3,618  $     2,264
   Broadcasting                                         6,030        5,863          3,900        2,168          2,513        2,961
   Parent & Minor Subsidiaries                            470        3,012          3,446        7,483            698        1,088
----------------------------------------------------------------------------------------------------------------------------------
Total Capital Expenditures                        $    10,891  $    13,288    $     9,616   $   15,465    $     6,829  $     6,313
----------------------------------------------------------------------------------------------------------------------------------
Assets
   Insurance                                      $ 2,785,468  $ 2,769,619    $ 2,494,264   $2,057,126    $ 1,937,908  $ 1,528,901
   Broadcasting                                       169,477      168,672         98,705      101,982        110,849      119,714
   Parent & Minor Subsidiaries                        878,182      873,933        666,319      581,406        565,135      504,199
   Adjustments & Eliminations                        (772,362)    (777,928)      (592,024)    (553,481)      (539,014)    (438,610)
----------------------------------------------------------------------------------------------------------------------------------
      Total Assets                                $ 3,060,765  $ 3,034,296    $ 2,667,264   $2,187,033    $ 2,074,878  $ 1,714,204
----------------------------------------------------------------------------------------------------------------------------------
Notes, Mortgages and Other Debts                  $   247,861  $   258,444    $   231,647   $  149,489    $   176,632  $   226,925
----------------------------------------------------------------------------------------------------------------------------------
Redeemable Preferred Stock                        $    45,599  $    45,667    $    45,816         --             --           --
----------------------------------------------------------------------------------------------------------------------------------
Consolidated Shareholders' Equity                 $   580,861  $   575,762    $   395,589   $  433,845    $   389,188  $   277,108
----------------------------------------------------------------------------------------------------------------------------------


* See Note 14 to the Consolidated Financial Statements related to 1995 and 1994 acquisitions.

                                                                    Exhibit 13

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                    The Liberty Corporation and Subsidiaries




                            SUMMARY OF CONSOLIDATED
                             RESULTS OF OPERATIONS

    Consolidated net income for 1996 was $37.3 million, a decrease of $22.1 million from the $59.4 million reported for 1995. The amounts reported for 1996 included a special charge of $26.9 million related principally to losses on unprofitable insurance products.

(In 000's)                     1996      1995       1994
----------------------------------------------------------
Revenues                    $619,097   $605,681   $540,361
----------------------------------------------------------
Income before income
    taxes                   $ 56,499   $ 88,795   $ 38,868
Income taxes                  19,159     29,442     12,690
----------------------------------------------------------
Net income                  $ 37,340   $ 59,353   $ 26,178
----------------------------------------------------------

    Adjusting for the special charges of $26.9 million in 1996, net income was $64.3 million, compared with $59.4 million for 1995, an increase of 8%. The increase for 1996 was primarily the result of earnings growth of $3.7 million in Cosmos Broadcasting.

    The special charges for 1996 resulted from a detailed study of the profitability of all of Liberty's insurance products. The study identified a small group of products whose mortality and expense experience was significantly worse than assumed when the products were sold. Approximately $22 million of the special charges were provisions for losses related to these products. In addition to the product-related charges, the Company wrote-off previously deferred costs associated with acquiring and modifying an administrative system for the Company's pre-need business based on a decision to move to a new administrative platform for pre-need. All of the charges represented non-cash items, and had no material impact on the insurance companies' statutory financial condition.

    Consolidated net income for 1995 was $59.4 million and compares with $26.2 million earned in 1994. The results for 1994 include $20.3 million (after tax) of special charges and net of tax realized investment losses of $6.4 million. Earnings for 1994, after adjusting 1994 for the special charge and net realized investment losses were $52.9 million. The 1995 increase over the adjusted 1994 amounts was the result of improvements in both insurance (up $8.4 million) and broadcasting operations (up $3.7 million) offset by higher financing costs at the Corporate level.

    The special charges in 1994 related to 1) the write-off of previously deferred costs associated with the development of a software system for administration of Liberty's insurance business and 2) a decision to cease marketing products through the general agency distribution system. The deferred systems charges were in connection with an agreement with a software developer to develop a state-of-the-art software system to handle the administration of Liberty's insurance operations. The non-cash charge of $13.6 million (after taxes) had no impact on Liberty's cash flow. In 1994 Liberty decided to cease sales of its products through its general agency distribution system due to the absence of critical volume. This decision resulted in an after-tax charge to earnings of $6.7 million, primarily to reduce deferred acquisition costs no longer considered recoverable. Premiums and policy charges from the general agency division represented approximately 2% of Liberty's total premiums and policy charges at the time the decision was made to cease sales through this marketing channel.

    Consolidated 1996 revenues of $619.1 million were up 2% compared with the $605.7 million reported in 1995. A $17.8 million increase in broadcasting operations was partially offset by a $4.5 million decline in insurance revenues. Contributing to the decline in insurance operations revenues was a decrease of $23.9 million in the FamilySide pre-need operations as actions taken in mid-1995 to increase the profitability of the product portfolio had a detrimental impact on 1996 revenues.

    Consolidated 1995 revenues of $605.7 million were up $65.3 million (12%) over 1994's $540.4 million. The 1995 revenue growth consisted primarily of a $47.5 million increase in revenues from the insurance operations and a $22.1 million increase in broadcasting revenues. The increase in revenues from insurance operations was a combination of the 1994 insurance acquisitions contributing a full year of revenues and a $14.0 million increase from realized investment gains.


                               BUSINESS SEGMENTS

Chart 1

Consolidated Income from Operations (in millions)

Data
1996     $66.0
1995     $60.8
1994     $52.9
1993     $45.4
1992     $37.1
1991     $29.9

                                                                   Exhibit 13

    Liberty reports the results of its business operations in two segments:
Insurance and Broadcasting. The insurance segment consists of Liberty's insurance operations, which specializes in providing agency (home service), pre-need and mortgage protection life and health insurance. The broadcasting segment consists of Cosmos Broadcasting, which owns and operates eight network-affiliated television stations. Activities of Corporate and other include financing and real estate operations. In order to make more meaningful comparisons, the segment data excludes the effect of realized investment gains and losses and special charges. A reconciliation of the segment operations to net income is as follows:

(In 000's)                           1996        1995         1994
--------------------------------------------------------------------
Segment Operating Earnings:
Insurance                         $ 56,508     $ 54,789     $ 46,396
Broadcasting                        20,284       16,590       12,919
Corporate and other                (10,760)     (10,546)      (6,446)
--------------------------------------------------------------------
Total operating earnings            66,032       60,833       52,869
--------------------------------------------------------------------
Net realized investment
    gains (losses)                  (1,748)      (1,480)      (6,440)
Special charges                    (26,944)        --        (20,251)
--------------------------------------------------------------------
Net income                        $ 37,340     $ 59,353     $ 26,178
--------------------------------------------------------------------
Earnings per Common Share:
Operating earnings                $   3.03     $   2.83     $   2.56
Net realized investment
    gains (losses)                   (0.08)       (0.07)       (0.32)
Special charges                      (1.29)        --          (1.02)
--------------------------------------------------------------------
Earnings per common share         $   1.66     $   2.76     $   1.22
====================================================================


                        INSURANCE RESULTS OF OPERATIONS

    Operating earnings from insurance operations for 1996 were $56.5 million, an increase of 3% over the $54.8 million reported in 1995. Liberty Life's operating earnings increased $1.4 million to $42.0 million in 1996. Strong premium and profit growth from an accidental death product in Liberty Life's Mortgage Protection division was partially offset as the Agency Home Service division reported lower profits due primarily to higher deferred policy acquisition cost amortization resulting from higher lapse experience. The Mortgage Protection product line historically has contributed a relatively small portion of Liberty Life's earnings but over the past two years it has shown substantial premium growth. Mortgage Protection premium income increased over 30% to $70.3 million in 1996 and earnings more than doubled to approximately $4.5 million. The FamilySide pre-need operating earnings of $14.0 million in 1996 represented a 3% increase compared with 1995. The increase in 1996 earnings came notwithstanding a 20% decline in premiums in 1996 compared with 1995. Several actions taken in 1995 and 1996 to consolidate the operations and improve the profitability of several prior year acquisitions combined to have a negative impact on premium revenues in 1996.



Chart 2

Insurance Operations
Income from Operations (in millions)

Data

1996     $56.5
1995     $54.8
1994     $46.4
1993     $41.4
1992     $35.7
1991     $32.6



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

Insurance Operating Earnings (in 000's)
                                         1996         1995        1994
-------------------------------------------------------------------------
Revenues (exclusive of realized
   investment gains and losses)
Insurance premiums and
   policy charges                      $321,671     $331,370     $315,789
Net investment income                   150,349      144,483      129,925
Service contract revenues                 7,751        9,025        5,585
-------------------------------------------------------------------------
Total revenues                          479,771      484,878      451,299
Policy benefits                         218,901      236,774      225,745
Commissions                              66,146       54,583       49,869
General insurance expenses               64,326       68,246       62,639
Amortization of deferred
   acquisition costs and
   cost of business
   acquired                              47,142       43,697       41,443
Other                                        21          114        1,429
-------------------------------------------------------------------------
Income from operations
   before income taxes                   83,235       81,464       70,174

Income taxes                             26,727       26,675       23,778
-------------------------------------------------------------------------
Income from operations                 $ 56,508     $ 54,789     $ 46,396
=========================================================================

    For 1996 revenues from insurance operations were $479.8 million, a decrease of $5.1 million compared with 1995. Liberty Life had a $17.5 million increase on the strength of the growth in Mortgage Protection premiums. Offsetting the growth in Liberty

                                                                     Exhibit 13

Life was a $21.3 million reduction in FamilySide operating revenues as premiums declined for the reasons previously discussed.

    Revenues from insurance operations in 1995 were $484.9 million, an increase of 7% over the $451.3 million reported in 1994. Insurance premiums and policy charges were $331.4 million, an increase of 5% from 1994, and net investment income increased 11% to $144.5 million. FamilySide contributed the majority of the increase in revenues on the strength of both higher premiums and policy charges and higher investment income. Liberty Life reported a 4% increase in insurance premiums and policy charges in 1995 and also reported higher investment income for the year.


Pie Charts
Insurance Premiums and Policy Charges (in millions)


1996
Agency Home Service        43%
FamilySide Pre-need        32%
Mortgage Protection        22%
Other                      3 %



1995

Agency Home Service        42%
FamilySide Pre-need        39%
Mortgage Protection        16%
Other                      3 %




    Policy benefits as a percent of premium were 68% in 1996, compared with 71% in 1995 and 72% in 1994. The decline in the ratio from 1995 to 1996 was more a function of a change in the mix of business than an actual decline in mortality. The growth of Mortgage Protection premiums combined with the decline in FamilySide premiums has the effect of reducing the overall benefit to premium ratio. The death benefit on the product that is providing the growth in Mortgage Protection is fully reinsured and there is no mortality cost associated with the product. The FamilySide products are primarily limited-pay or single pay products that have higher benefit to premium ratios than other Liberty products. Adjusting for the fluctuation in ratio caused by the change in mix of business, the Liberty Life benefit-to-premium ratio was 68% in 1996 compared with 67% in 1995, and the benefit-to-premium ratio for FamilySide was 91% and 88% for 1996 and 1995, respectively. Overall, the benefit-to-premium ratio for 1996 was within the expected levels, considering that claims are inherently variable and will fluctuate, particularly when measured over a short period of time.

    The commission-to-premium ratio was 21% in 1996, an increase from the 16% reported in both 1995 and 1994. Similar to the benefit-to-premium ratio, the increase for 1996 was caused primarily by a change in the mix of business due to the growth of the Mortgage Protection accidental death product. The product is marketed by a third party marketing group. Payments to the group include the traditional commissions as well as compensation for certain general and administrative functions performed by the marketing group. For financial reporting purposes all payments to the marketing group are classified as commissions.

    General insurance expenses declined $3.9 million in 1996 from the amounts reported in 1995 as expense levels in both FamilySide and Liberty Insurance Services were reduced in response to lower revenues. Excluding Liberty Insurance Services expenses from all years, the expense-to-premium ratio was 18% for 1996 and 1995, compared with 16% reported in 1994.

    Amortization of deferred acquisition costs and cost of business acquired increased $3.4 million (8%) over last year. The amortization-to-premium ratio was 15% in 1996, an increase from the 13% reported for both 1995 and 1994. The primary variable in the amortization expense from year to year is policy persistency, or lapses. Following two years of favorable lapse experience in Liberty Life's Agency Home Service division lapses increased in 1996, resulting in higher amortization expense. Also contributing to the increase in the amortization expense as a percentage of premium was the decline in FamilySide premiums in 1996. Most of the amortization expense in any given year relates to the business sold in prior years, and in 1996 the FamilySide amortization is compared to the lower 1996 premiums. Mortgage Protection lapses are influenced by, among other factors, the level of mortgage loan refinancing activity. In the latter half of 1995 and continuing into 1996, mortgage loan interest rates decreased; however, there has not been any marked increase in the level of mortgage protection lapses.

                                                                     Exhibit 13

                INSURANCE OPERATIONS ACQUISITIONS AND EXPANSIONS

    Beginning in 1992 and continuing through the first half of 1994, Liberty established itself as a key player in the pre-need market through several acquisitions. The purchase of Pierce National Life in July 1992 provided Liberty with a substantial presence in the pre-need market and the opportunity to expand its presence on an international level in Canada. Liberty further expanded its presence in the pre-need market with the acquisition of the assets of Estate Assurance Company in 1993 and the 1994 acquisitions of American Funeral Assurance Company, and North American National Corporation, a holding company whose principal subsidiaries were Pan-Western Life Insurance Company, Howard Life Insurance Company, and Brookings International Life Insurance Company.

   During 1995 and continuing through 1996, Liberty focused on consolidating its pre-need operations. By the end of 1995 all of the pre-need operations had been relocated to Greenville and the companies merged into Pierce National. During 1996, Liberty introduced an entirely new product portfolio marketed under the brand name FamilySide. The actions taken to consolidate the operations and introduce the new product portfolio caused a short-term disruption in revenue growth, but have provided for improved product profitability, focused marketing capability, and consistency and efficiency in administrative support.

   In addition to the pre-need acquisitions, Liberty grew its Agency Home Service division through acquisitions. In 1992, Liberty expanded its home service business with the acquisition of Magnolia Life Insurance Company. In 1994, Liberty acquired State National Capital Corporation. These companies were both located in Louisiana and gave Liberty a significant presence in the Louisiana home service market. Both Magnolia Life and State National Life were integrated into Liberty Life during 1994.

                       BROADCASTING RESULTS OF OPERATIONS

(In 000's)                               1996          1995         1994
--------------------------------------------------------------------------
Gross broadcasting revenues            $137,336      $119,529     $ 97,381
Agency commissions                       19,433        16,378       13,909
--------------------------------------------------------------------------
Net broadcasting revenues               117,903       103,151       83,472
Broadcasting expenses                    75,534        67,568       54,852
--------------------------------------------------------------------------
Income from operations
   before interest and
   taxes                                 42,369        35,583       28,620
Interest expense                          8,630         8,456        6,919
--------------------------------------------------------------------------
Income from operations
   before income taxes                   33,739        27,127       21,701
--------------------------------------------------------------------------
Income taxes                             13,455        10,537        8,782
--------------------------------------------------------------------------
Income from operations                 $ 20,284      $ 16,590     $ 12,919
==========================================================================

   Gross broadcasting revenues for 1996 were $137.3 million, an increase of $17.8 million (15%) from 1995. All revenue categories increased in 1996, with political revenues more than doubling to $8.1 million as Cosmos capitalized on the strength on its stations in its local markets to capture a significant portion of the political dollars spent. The summer Olympics also provided incremental revenue as 5 of the 8 Cosmos stations are NBC affiliates. The 1996 revenue growth followed an increase of $22.1 million (23%) in 1995 over 1994. The 1995 revenue growth included $12.3 million in revenues added from the February 1995 acquisition of WLOX-TV. Cable advertising sales, a business entered by Cosmos in 1994, produced revenue of $6.3 million in 1996, compared with $5.1 million and $2.4 million in 1995 and 1994, respectively.

    Broadcasting expenses rose 12% in 1996 compared with 1995. A portion of the expense increase in 1996 came from the cost of the extensive coverage of the Olympics. Excluding the impact of the WLOX-TV acquisition, expenses rose only 2% in 1995 compared with 1994.

Broadcasting Operations
Income from Operations (in millions)

1996     $20.3
1995     $16.6
1994     $12.9
1993     $ 9.7
1992     $10.3
1991     $10.0

   An additional measure of broadcasting performance is operating cash flow, defined as operating earnings before depreciation and amortization, interest, taxes and corporate expenses. Operating cash flow, and the related efficiency ratio (operating cash flow

                                                                    Exhibit 13

divided by revenues net of agency commissions) are measurements of broadcasting operating margins. For the year broadcasting cash flow was $52.5 million compared to $44.9 million in 1995 and $33.0 million in 1994. The acquisition of WLOX-TV added $6.2 million to 1995 operating cash flows. The efficiency ratio was at an all time high of 43% in both 1996 and 1995, compared with 40% in 1994.

Broadcasting Operations
Cash Flow (in millions)
1996     $52.5
1995     $44.9
1994     $33.0
1993     $27.8
1992     $28.2
1991     $26.0



    The Company closed the acquisition of WLOX-TV on February 28, 1995. The purchase price of $40.1 million was funded with a combination of 599,985 shares of 1995-A Series convertible preferred stock with a stated value of $35 per share; cash of $5.6 million; and a note payable for $13.5 million.

                              CORPORATE AND OTHER

    Corporate and other includes general corporate activities such as the overall management, legal and finance operations, debt service on debt not allocated to segments, intercompany eliminations and the operations of Liberty Investment Group. There was no significant change in the financial results in this area for 1996 compared with 1995. The increase in the loss in 1995 compared with 1994 was primarily due to higher interest costs as both the outstanding debt and interest rates were at higher levels in 1995.

                                                                    Exhibit 13

                                 BALANCE SHEET

                                  INVESTMENTS

   As of December 31, 1996, Liberty's consolidated investment portfolio was carried at $2.1 billion compared with $2.0 billion at the end of 1995. Approximately 73% of consolidated invested assets were in fixed maturity securities (bonds and redeemable preferred stocks), 11% were in mortgage loans, 6% in real estate, with the balance consisting of policy loans (5%), equity securities (4%) and other long-term investments (1%).

   The overall average credit rating of fixed maturity securities as of December 31, 1996 was AA-. Less than investment grade securities comprised 2.6% of the fixed maturity portfolio at December 31, 1996, compared with 3.3% at December 31, 1995.

Bond Portfolio Quality Rating
AAA               49.2%
AA                11.8%
A                 16.5%
BBB               19.9%
Below BBB          2.6%


   Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" requires that all debt and equity securities be classified into one of three categories -- held to maturity, available for sale, or trading. As of December 31, 1996, all securities have been classified as available for sale and are carried at fair value. During 1995, the Company transferred the portion of fixed maturity securities previously classified as held to maturity to the available for sale classification. As a result of the transfer, shareholders' equity was increased $14.6 million (net of deferred income taxes and adjustment to deferred acquisition costs related to universal life products) to reflect the unrealized gain on securities previously carried at cost. See Note 1 to the Consolidated Financial Statements for additional discussion of the transfer.

   SFAS 115 requires that available for sale securities be carried at fair value, with unrealized gains and losses, net of adjustment for deferred income taxes and deferred acquisition costs related to universal life products, reported directly in shareholders' equity. The fair value of Liberty's fixed maturity portfolio, and the related adjustment to shareholders' equity, is significantly affected by changes in the overall interest rate environment. During 1996 interest rates were relatively stable and shareholders' equity only decreased $18.3 million as a result of changes in fair value of security holdings. The 1996 results were in marked contrast to the significant fluctuations reported in the past two years. For example, as interest rates fell throughout 1995, shareholders' equity increased $111.1 million, reflecting the change in the fair value of the portfolio. In contrast, primarily as a result of the rising interest rate environment during 1994, the Company reported a net unrealized loss of $69.6 million for the year ended December 31, 1994. While the volatility experienced in 1996 was not as great as that experienced in 1995 and 1994, it is likely that there will continue to be significant fluctuations in shareholders' equity as a result of carrying fixed maturity securities at market value.

Fixed Maturity Securities
Ratio of Fair Value to Amortized Cost Chart
1996     103.6%
1995     106.1%
1994      95.7%
1993     107.4%
1992     107.9%
1991     112.5%


   Although Liberty's entire fixed maturity and equity security portfolios have been classified as available for sale, Liberty follows a value-oriented, as opposed to a trading-oriented, investment philosophy concerning its securities portfolios. Accordingly, turnover in the portfolios has historically been low and has related primarily to restructuring portfolios acquired through acquisitions or to manage Liberty's tax position. Gains trading, which Liberty believes is short-sighted, is not consistent with its investment philosophy of longer term value-oriented investing. In 1996 and going in to 1997, yields were at historically low levels and the yield curve is relatively flat. In this environment, in order to generate incremental returns above market yields without sacrificing credit quality, it may be necessary to more actively trade securities.

   Approximately 45% of Liberty's $1.5 billion fixed maturity portfolio at December 31, 1996, was composed of mortgage-backed securities. This compares with approximately 56% at year-end

                                                                   Exhibit 13

1995. Certain mortgage-backed securities are subject to significant prepayment risk or extension risk due to changes in interest rates. In periods of declining interest rates mortgages may be repaid more rapidly than scheduled as borrowers refinance higher rate mortgages to take advantage of the lower current rates. As a result, holders of mortgage-backed securities may receive large prepayments on their investments that cannot be reinvested at interest rates comparable to the rates on the prepaid mortgages. In a rising interest rate environment refinancings are significantly curtailed and the payments to the holders of the securities decline, limiting the ability of the holder to reinvest at the higher interest rates. Mortgage-backed pass-through securities and sequential collateralized mortgage obligations ("CMO's"), which comprised 17% of the book value of Liberty's mortgage-backed securities at December 31, 1996, and 20% at year-end 1995, are sensitive to prepayment or extension risk. The remaining 83% of Liberty's mortgage-backed investment portfolio at December 31, 1996, consisted of planned amortization class ("PAC") instruments. This compares to 80% at December 31, 1995. These investments are designed to amortize in a more predictable manner by shifting the primary prepayment and extension risk of the underlying collateral to investors in other tranches of the CMO. PAC's are tranches of CMO's specifically designed to protect against prepayment or extension risk. In periods of declining interest rates, prepayments are first applied to the non-PAC tranches of the CMO, creating improved call protection for the PAC tranches. Only after all non-PAC tranches have been paid off are prepayments applied to the PAC tranche. In periods of increasing interest rates, prepayments are first applied to the PAC tranche, thus reducing extension risk for PACs. As a result, PACs have a more stable cash flow than most other mortgage securities because they have better call protection and less extension risk.

   Mortgage loans of $230.9 million comprised 11% of the consolidated investment portfolio at December 31, 1996. This compares to mortgage loans of $213.2 million, or 11%, of the consolidated investment portfolio at December 31, 1995. Substantially all of these mortgage loans are commercial mortgages with a loan-to-value ratio not exceeding 75% when made. Approximately 50% of these loans at December 31, 1996, are concentrated in North and South Carolina; and 90% are in the states of North Carolina, South Carolina, Virginia, Florida, Georgia, Tennessee and Louisiana. Mortgage loan delinquencies, defined as payments 60 or more days past due, have historically been low and were 0.7% at the end of 1996 compared to the latest available industry rate of 2.5%.

   As of December 31, 1996 and 1995, investment real estate totaled $132.7 million and $135.3 million, representing 6% and 7%, respectively, of the consolidated investment portfolio. Three property types (38% in residential land development; 21% in business park land development and 34% in business rental properties) accounted for 93% of the portfolio as of the end of 1996. Substantially all of Liberty's investment real estate is located in South Carolina, Florida, Georgia, and North Carolina. On March 7, 1997, Liberty announced that it had signed a contract to contribute substantially all of its business rental property to a real estate investment trust in exchange for shares of the trust and cash. Additionally, the real estate investment trust agreed to acquire most of Liberty's business park land development projects over a 10 year period. The transaction is expected to close around April 30, 1997, and will result in a gain. Cash received from the transaction is expected to be used to initially repay debt.

   Liberty has experienced pre-tax impairments on investment assets of $4.3 million, $9.5 million, and $2.7 million for the years ended December 31, 1996, 1995, and 1994, respectively. The high level of impairments in 1995 was due primarily to write-downs taken on an oil and gas investment. While the level of impairments is not predictable, management does not expect impairments to have a significant impact on Liberty's results of operations or liquidity.

                                                                 Exhibit 13

                  LIABILITIES, REDEEMABLE PREFERRED STOCK AND
                              SHAREHOLDERS' EQUITY

    In March 1995, Liberty entered into a $375 million multi-tranche credit facility. The facility consists of a $225 million revolving credit facility maturing in 1999; a $100 million seven year term loan facility; and a $50 million facility substantially identical to the revolving facility, which is convertible into terms substantially identical to the term facility anytime prior to March 1997. There is no current plan to exercise the term conversion feature of the $50 million tranche. The credit facility contains various restrictive covenants typical of a credit facility agreement of this size and nature. These restrictions primarily pertain to levels of indebtedness, limitations on payment of dividends, limitations on the quality and types of investments, and capital expenditures. Additionally, Liberty must also comply with several financial covenant restrictions under the revolving credit agreement including defined ratios of consolidated debt to cash flow, consolidated debt to consolidated total capital, and fixed charges coverage.

Debt to Capital Ratio
Excluding Unrealized Investment Gains and Losses
1996     29.7%
1995     31.4%
1994     31.9%
1993     25.9%
1992     31.4%
1991     45.4%


    Liberty has entered into interest rate swaps and caps in an attempt to minimize the impact of a potential significant rise in short-term interest rates on Liberty's outstanding variable-rate debt. See Note 5 to the Consolidated Financial Statements for additional discussion of these contracts.

    In 1994, Liberty issued 668,207 shares of Series 1994-A Voting Cumulative Preferred Stock having a total redemption value of $23.4 million, or $35.00 per share, in connection with the acquisition of State National Capital Corporation and 598,656 shares of Series 1994-B Voting Cumulative Preferred Stock having a total redemption value of $22.4 million, or $37.50 per share, in connection with the acquisition of American Funeral Assurance Company. The shares have preference in liquidation and each share is entitled to one vote on any matters submitted to a vote of the shareholders of the Company. Both the Company and the holders of the preferred stock have the right to redeem any or all of the shares from time to time beginning five years and one month after the date of issue in exchange for cash or shares of the Company's common stock. There is no sinking fund for the redemption of either series of preferred stock. Both the 1994-A and 1994-B series of preferred stock are considered redeemable preferred stock and are classified outside permanent equity.

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

   The National Association of Insurance Commissioners (the "NAIC") has Risk-Based Capital ("RBC") requirements for life/health insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks such as asset quality, mortality and morbidity, asset and liability matching, and other business factors. The RBC formula is used by states as an early warning tool to identify companies that potentially are inadequately capitalized for the purpose of initiating regulatory action. In addition, the formula defines minimum capital standards that supplement the current system of low fixed minimum capital and surplus requirements on a state-by-state basis. The RBC ratios for the insurance subsidiaries significantly exceed the minimum capital requirements at December 31, 1996.

                                                                  Exhibit 13

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

   On a consolidated basis, Liberty's net cash flow from operating activities was $74.2 million for 1996 compared with $87.4 million for 1995 and $87.1 million for 1994. Liberty's net cash used in investing activities was $88.9 million for 1996 compared with $133.6 million in 1995 and $176.3 million in 1994. The net cash used in investing activities in 1996 and 1995 was primarily to fund the purchase of investment securities. Cash used in investing activities in 1994, in addition to funding investment security purchases, was used to fund insurance acquisitions ($54.1 million) and a bulk purchase of real estate assets ($43.0 million). Cash flow from financing activities fluctuates primarily based on the level of borrowings or debt repayment. In 1996 cash flow provided by financing activities was $7.7 million, compared with $38.5 million and $111.2 million provided for 1995 and 1994, respectively. Debt repayments exceed borrowing proceeds by $12.3 million in 1996. In prior years proceeds from borrowings exceeded debt repayments by $11.4 million in 1995 and $76.9 million in 1994. The large excess of borrowings over repayments of debt in 1994 was used to fund insurance and real estate acquisitions. As a result of its activities, Liberty had a net decrease in cash of $7.0 million in 1996, a $7.7 million decrease in 1995 and a $21.9 million increase in cash in 1994.

   Liberty believes that its current level of cash and future cash flows from operations is sufficient to meet the needs of its business and to satisfy its debt service. If suitable opportunities arise for additional acquisitions, Liberty plans to draw on its revolving credit facility or use Common Stock or Preferred Stock as payment of all or part of the consideration for such acquisitions; or Liberty may seek additional funds in the equity or debt markets. Under Liberty's credit facility, there exists no restriction on acquisition funding; however, consolidated debt is limited to a maximum of $385 million and the total debt to capital ratio is limited to 35%. At December 31, 1996 outstanding debt totaled $247.9 million and the debt to capital ratio was 29.7%.

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

                                                                      EXHIBIT 13





CONSOLIDATED BALANCE SHEETS
THE LIBERTY CORPORATION AND SUBSIDIARIES
(In 000's)

At December 31                                                                              1996          1995
------------------------------------------------------------------------------------------------------------------

ASSETS
Investments:
  Fixed maturity securities
     Available for sale, at market, cost of $1,465,213 in 1996 and $1,383,324 in 1995    $1,517,539     $1,467,039
  Equity securities, primarily at market, cost of $61,431 in 1996, $68,637 in 1995           75,591         82,508
  Mortgage loans                                                                            230,910        213,223
  Investment real estate, at cost less accumulated depreciation $13,619 in 1996,
       $11,671 in 1995                                                                      132,696        135,306
  Policy loans                                                                               98,816         98,369
  Other long-term investments                                                                22,470         27,535
  Short-term investments                                                                        250           --
------------------------------------------------------------------------------------------------------------------
Total Investments                                                                         2,078,272      2,023,980
------------------------------------------------------------------------------------------------------------------

Cash                                                                                         36,774         43,741
Accrued investment income                                                                    20,817         20,018
Receivables net of bad debt reserves, $2,310 in 1996, $1,975 in 1995                         74,175         56,912
Receivable from reinsurers                                                                  277,578        275,090
Deferred acquisition costs                                                                  262,182        265,188
Cost of business acquired                                                                    70,764         86,925
Buildings and equipment, at cost, less accumulated depreciation $106,513 in 1996,
       $105,819 in 1995                                                                      79,808         79,789
Intangibles related to television operations, at cost, net of amortization $25,269 in
       1996, $20,192 in 1995                                                                 93,979         99,056
Goodwill related to insurance acquisitions, at cost, net of amortization $9,315 in
       1996, $8,076 in 1995                                                                  35,608         37,239
Other assets                                                                                 30,808         46,358
------------------------------------------------------------------------------------------------------------------
Total Assets                                                                             $3,060,765     $3,034,296
==================================================================================================================

                                                                    Exhibit 13





At December 31                                                                              1996          1995
------------------------------------------------------------------------------------------------------------------
LIABILITIES, REDEEMABLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY

Liabilities:
   Policy liabilities:
     Future policy benefits                                                              $1,853,173     $1,811,417
     Claims and benefits payable                                                             31,450         24,356
     Policyholder funds                                                                      28,488         27,086
------------------------------------------------------------------------------------------------------------------
                                                                                          1,913,111      1,862,859
Notes and mortgages payable                                                                 147,861        158,444
Long-term debt                                                                              100,000        100,000
Accrued income taxes                                                                          5,163          6,665
Deferred income taxes                                                                       163,139        182,083
Accounts payable and accrued expenses                                                       101,209         98,956
Other liabilities                                                                             3,822          3,860
------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                                         2,434,305      2,412,867
------------------------------------------------------------------------------------------------------------------

Redeemable Preferred Stock:
   1994-A Series, $35.00 redemption value, 668,207 shares issued and outstanding             23,387         23,387
   1994-B Series, $37.50 redemption value, 592,334 and 594,126 shares issued and
       outstanding in 1996 and 1995, respectively                                            22,212         22,280
------------------------------------------------------------------------------------------------------------------
Total Redeemable Preferred Stock                                                             45,599         45,667
------------------------------------------------------------------------------------------------------------------

Shareholders' Equity:
   Common stock
     Authorized - 50,000,000 shares, no par value
     Issued and outstanding - 20,214,738 shares in 1996, 20,060,629 shares in 1995          163,443        158,735
   Convertible Preferred Stock 1995-A Series, 599,985 shares issued and outstanding          20,999         20,999
   Preferred Stock
     Authorized - 10,000,000 shares
     Issued and outstanding - 1,860,526 shares in 1996, 1,862,318 shares in 1995
   Unearned stock compensation                                                               (7,168)        (6,050)
   Unrealized appreciation (depreciation) on fixed maturity securities available for
       sale and equity securities                                                            39,726         57,986
   Cumulative foreign currency translation adjustment                                          (204)          (999)
   Retained earnings                                                                        364,065        345,091
------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                                                  580,861        575,762
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Total Liabilities, Redeemable Preferred Stock and Shareholders' Equity                   $3,060,765     $3,034,296
------------------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.

                                                                    Exhibit 13

CONSOLIDATED STATEMENTS OF INCOME
THE LIBERTY CORPORATION AND SUBSIDIARIES
(In $000's, except per share data)


For the Years Ended December 31                                                   1996             1995          1994
-----------------------------------------------------------------------------------------------------------------------
REVENUES
   Insurance premiums and policy charges                                       $  321,371      $  331,370    $  315,789
   Broadcasting revenues                                                          137,336         119,529        97,381
   Net investment income                                                          155,221         148,670       133,679
   Service contract revenues                                                        7,751           9,025         5,585
   Realized investment gains (losses)                                              (2,582)         (2,913)      (12,073)
-----------------------------------------------------------------------------------------------------------------------
Total revenues                                                                    619,097         605,681       540,361
-----------------------------------------------------------------------------------------------------------------------

EXPENSES
   Policyholder benefits                                                          218,751         236,774       225,745
   Insurance commissions                                                           66,483          54,583        49,869
   General insurance expenses                                                      73,790          67,703        84,930
   Amortization of deferred acquisition costs and cost of business
      acquired                                                                     73,967          43,780        45,024
   Broadcasting expenses                                                           94,867          83,849        68,638
   Interest expense                                                                15,139          15,047        11,097
   Other expenses                                                                  19,601          15,150        16,190
-----------------------------------------------------------------------------------------------------------------------
Total expenses                                                                    562,598         516,886       501,493
-----------------------------------------------------------------------------------------------------------------------

Income before income taxes                                                         56,499          88,795        38,868
Provision for income taxes                                                         19,159          29,442        12,690
-----------------------------------------------------------------------------------------------------------------------
Net income                                                                     $   37,340      $   59,353    $   26,178
-----------------------------------------------------------------------------------------------------------------------
EARNINGS PER COMMON SHARE
-----------------------------------------------------------------------------------------------------------------------
Net earnings per common share                                                  $     1.66      $     2.76    $     1.22
-----------------------------------------------------------------------------------------------------------------------



See notes to consolidated financial statements.

                                                                    Exhibit 13




CONSOLIDATED STATEMENTS OF CASH FLOWS
THE LIBERTY CORPORATION AND SUBSIDIARIES
(In 000's)

For the Years Ended December 31                                                    1996           1995           1994
-----------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                     $   37,340      $   59,353    $   26,178
Adjustments to reconcile net income to net cash provided by
     operating activities:
   Increase in policy liabilities                                                   5,545          18,845        53,961
   (Decrease) increase in accounts payable and accrued expenses                    14,050          (3,964)        1,142
   Increase in receivables                                                         (4,645)         (3,311)       (7,374)
   Amortization of deferred acquisition costs and cost of business
     acquired                                                                      73,967          43,780        45,024
   Policy acquisition costs deferred                                              (51,122)        (54,522)      (59,053)
   Realized investment (gains) losses                                               2,582           2,913        12,073
   Gain on sale of operating assets                                                (3,172)         (3,231)       (3,214)
   Depreciation and amortization                                                   22,387          19,034        16,019
   Amortization of bond premium and discount                                       (5,835)         (7,485)       (4,904)
   Provision for deferred income taxes                                             (8,905)          6,225        (1,481)
   All other operating activities, net                                             (7,957)          9,803         8,679
-----------------------------------------------------------------------------------------------------------------------

   NET CASH PROVIDED BY OPERATING ACTIVITIES                                       74,235          87,440        87,050
-----------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Investment securities sold - Available for sale                                   181,572         155,670       225,100
Investment securities matured or redeemed by issuer:
     Available for sale                                                            75,369          32,913        61,216
     Held to maturity                                                                --            35,494        65,910
Cost of investment securities acquired - Available for sale                      (322,633)       (329,918)     (420,244)
Mortgage loans made                                                               (38,845)        (32,905)      (31,957)
Mortgage loan repayments                                                           21,111          22,712        20,621
Purchase of investment properties, buildings and equipment                        (43,926)        (62,955)      (87,115)
Sale of investment properties, buildings and equipment                             37,858          49,103        31,158
Purchases of short-term investments                                               (73,602)        (43,607)     (388,465)
Sales of short-term investments                                                    73,352          50,871       394,673
Net cash paid on purchases of insurance companies                                    --              --         (54,087)
Net cash paid on purchase of television station                                      --            (5,140)         --
All other investment activities, net                                                  823          (5,828)        6,860
-----------------------------------------------------------------------------------------------------------------------
   NET CASH USED IN INVESTING ACTIVITIES                                          (88,921)       (133,590)     (176,330)
-----------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from borrowings                                                        2,957,704       1,901,901     2,544,735
Principal payments on debt                                                     (2,970,011)     (1,890,521)   (2,467,819)
Dividends paid                                                                    (18,366)        (16,814)      (14,358)
Stock issued for employee benefit and compensation programs                         1,441           2,909         3,487
Return of policyholders' account balances                                         (35,966)        (32,637)      (30,025)
Receipts credited to policyholders' account balances                               72,917          73,653        75,173
-----------------------------------------------------------------------------------------------------------------------
   NET CASH PROVIDED BY FINANCING ACTIVITIES                                        7,719          38,491       111,193
-----------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH                                                        (6,967)         (7,659)       21,913
Cash at beginning of year                                                          43,741          51,400        29,487
-----------------------------------------------------------------------------------------------------------------------
CASH AT END OF YEAR                                                            $   36,774      $   43,741    $   51,400
-----------------------------------------------------------------------------------------------------------------------



See notes to consolidated financial statements.

                                                                    Exhibit 13


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
THE LIBERTY CORPORATION AND SUBSIDIARIES
(Amounts in 000's except per share data)


                                                                  UNEARNED    UNREALIZED   CUMULATIVE
                                   COMMON             CONVERTIBLE  STOCK       SECURITY     FOREIGN
                                   SHARES     COMMON   PREFERRED  COMPEN-    APPRECIATION   CURRENCY      RETAINED
                                OUTSTANDING   STOCK     STOCK     SATION    (DEPRECIATION) TRANSLATION   EARNINGS         TOTAL
--------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1994         19,498   $143,939   $  --     $(4,475)   $   5,177       $(1,529)     $ 290,733   $ 433,845
Cumulative effect of change in
   accounting principle                                                        11,357                                   11,357
Net income                                                                                                  26,178      26,178
Net unrealized investment losses                                              (69,643)                                 (69,643)
Dividends - Common  Stock -
  $0.62 per share                                                                                          (12,242)    (12,242)
Dividends - Redeemable Preferred
   Stock - $1.672 per share                                                                                 (2,117)     (2,117)
Foreign currency translation
   adjustment                                                                                    38                         38
Stock issued for employee
   benefit and performance
   incentive compensation
   programs                           229      5,816                (844)                                                4,972
Stock issued as part of the
   purchase price of
   acquisitions                       113      3,180                                                                     3,180
Stock issued for conversion of
   redeemable preferred stock           1         21                                                                        21
----------------------------------------------------------------------------------------   -----------------------------------
Balance at December 31, 1994       19,841    152,956        --    (5,319)     (53,109)       (1,491)       302,552     395,589

Net income                                                                                                  59,353      59,353
Net unrealized investment gains                                               111,095                                  111,095
Dividends - Common Stock -
   $0.665 per share                                                                                        (13,283)    (13,283)
Dividends - Redeemable Preferred
   Stock - $2.10 per share                                                                                  (2,658)     (2,658)
Dividends - Convertible
   Preferred Stock - $1.4583 per
   share                                                                                                      (873)       (873)
Foreign currency translation
    adjustment                                                                                  492                        492
Stock issued for employee
   benefit and performance
   incentive compensation
   programs                           216      5,631                (731)                                                4,900
Stock issued as part of the
   purchase price of
   acquisitions                                         20,999                                                          20,999
Stock issued for conversion of
    redeemable preferred stock          4        148                                                                       148
----------------------------------------------------------------------------------------   -----------------------------------
Balance at December 31, 1995       20,061    158,735    20,999    (6,050)      57,986          (999)       345,091     575,762

Net income                                                                                                  37,340      37,340
Net unrealized investment losses                                              (18,260)                                 (18,260)
Dividends - Common Stock -
   $0.725 per share                                                                                        (14,666)    (14,666)
Dividends - Redeemable Preferred
   Stock - $2.10 per share                                                                                  (2,652)     (2,652)
Dividends - Convertible
   Preferred Stock - $1.75 per
   share                                                                                                    (1,048)     (1,048)
Foreign currency translation
   adjustment                                                                                   795                        795
Stock issued for employee
   benefit and performance
   incentive compensation
   programs                           152      4,641              (1,118)                                                3,523
Stock issued for conversion of
    redeemable preferred stock          2         67                                                                        67
----------------------------------------------------------------------------------------   -----------------------------------
Balance at December 31, 1996       20,215   $163,443   $20,999   $(7,168)   $  39,726       $  (204)     $ 364,065   $ 580,861
----------------------------------------------------------------------------------------   -----------------------------------


See notes to consolidated financial statements.

                                                                Exhibit 13


                    THE LIBERTY CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1996



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

   ORGANIZATION - The Company's operations include the sale and service of life insurance products in the United States and Canada and television broadcasting operations in the United States. The insurance operations are licensed to do business in 49 states and ten Canadian provinces. While the majority of the Company's assets and revenues are generated from its insurance operations, the Company also is a major television group broadcaster, owning and operating eight network affiliated television stations throughout the southeastern and midwestern states. Information on the Company's operations by segment is included on page 36 of this report (see Note 16).

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

   POLICYHOLDER BENEFITS - Benefits for traditional life insurance and accident and health insurance products include claims paid during the period, accrual for claims reported but not yet paid, accrual for claims incurred but not reported based on historical claims experience modified for expected future trends, and changes in the liability for future policy benefits. Benefits for universal life products are the amount of claims paid in excess of the policy value accrued to the benefit of the policyholder plus interest credited on account values.

   FUTURE POLICY BENEFITS include insurance reserves and policy maintenance expenses for traditional life insurance and accident and health insurance. Future policy benefits are associated with earned premiums so as to recognize profits over the premium paying period. This association is accomplished by recognizing the liabilities for insurance reserves on a net level premium method based on assumptions deemed appropriate at the date of issue as to future investment yield, mortality, morbidity, withdrawals and maintenance expenses and including margins for adverse deviations. Interest assumptions are based on Company experience. Mortality, morbidity, and withdrawal assumptions are based on recognized actuarial tables or Company experience, as appropriate. Accident and health reserves consist principally of unearned premiums and claims reserves, including provisions for incurred but unreported claims.

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

   INVESTMENTS - The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" effective January 1, 1994. SFAS No. 115 requires that all debt and equity securities be classified into one of three categories -- held to maturity, available for sale, or trading. The Company has no securities classified as trading. Prior to the adoption of SFAS No. 115, all fixed maturity securities were carried at amortized cost. As of January 1, 1994, shareholders' equity was increased $11,357,000 (net of deferred income taxes and adjustment to deferred acquisition costs related to universal life products) to reflect the unrealized gain on securities previously carried at cost. On November 15, 1995, the Financial Accounting Standards Board issued a Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain

                                                                Exhibit 13

Investments in Debt and Equity Securities". In accordance with the provisions in that Special Report, on December 31, 1995, the Company chose to reclassify all securities previously classified as held to maturity to available for sale. The market value and amortized cost of the securities transferred were $307,100,000 and $281,691,000, respectively, at December 31, 1995. As a result of the transfer, shareholders' equity was increased $14,645,000 (net of deferred income taxes and adjustment to deferred acquisition costs related to universal life products) to reflect the unrealized gain on securities previously carried at cost. There were no sales of securities previously included in the held to maturity category during 1995. Prior to December 31, 1995, the Company classified fixed maturity securities (bonds and redeemable preferred stock) as either held to maturity or available for sale. Management determined the appropriate classification of fixed maturities at the time of purchase. Fixed maturities were classified as held to maturity when the Company had the positive intent and ability to hold the securities to maturity.

   Investments are reported on the following basis:

- Fixed maturities classified as available-for-sale are stated at fair value with unrealized gains and losses, after adjustment for deferred income taxes and deferred acquisition costs related to universal life products, reported directly in shareholders' equity. Fixed maturities classified as held to maturity in 1995 and 1994 were stated at amortized cost, including impairments for other than temporary declines in value. Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments.

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

   REALIZED INVESTMENT GAINS AND LOSSES are recognized using the specific identification method to determine the cost of investments sold. Gains or losses on the sale of real estate held for investment are included in realized investment gains (losses), in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" which is discussed below. Gains and losses on the sale of real estate acquired for development and resale are included in net investment income. Realized gains and losses include write-downs for impaired values of investment assets. The Company establishes impairments on individual, specific assets at the time the Company judges the assets to have been impaired and this impairment can be estimated (see Note 2).

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

   INCOME TAXES are computed using the liability method required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under SFAS 109, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and law that will be in effect when the differences are expected to reverse.

   EARNINGS PER COMMON SHARE is based on net income after redeemable preferred stock dividend requirements and the weighted average number of shares outstanding during the year, including the average number of dilutive shares under stock options.

   STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 114, "Accounting by Creditors for Impairments of a Loan" and Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairments of a Loan--Income Recognition and

                                                                  Exhibit 13

Disclosures" were adopted by the Company effective January 1, 1995. Under the standards, the Company provides for estimated credit losses related to the mortgage loans where it is probable that all amounts due according to the contractual terms of the mortgage agreement will not be collected. This provision for credit losses is based on discounting the expected cash flows from the loan using the loan's initial effective interest rate, or the fair value of the collateral for certain collateral dependent loans. The initial adoption of the standards resulted in recording an allowance for credit losses of $507,000 ($330,000 after-tax), which has been included in realized investment gains (losses) in the consolidated statement of income.

   STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" was adopted by the Company effective January 1, 1996. This statement prescribes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill that are used in the business, as well as establishing accounting standards for long-lived assets and certain identifiable intangibles to be disposed of. Under the provisions of the statement certain of the Company's investment real estate assets were required to be valued at fair value, rather than net realizable value as previously required. The adoption of this standard resulted in a $1,800,000 charge which was reported as a component of realized investment gains and losses.

   STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 123, "Accounting for Stock-Based Compensation" was adopted by the Company on January 1, 1996. This statement requires companies to measure the fair value of employee stock options at the date granted and expense the estimated fair value of grants or, alternatively, disclose the pro forma impact on net income and earnings per share of the grants in the notes to the financial statements. The Company has adopted SFAS 123 by disclosing the pro forma net income and earnings per share impact. The pro forma amounts are not materially different from the actual amounts reported (see Note 9).

   RECLASSIFICATIONS have been made in the 1995 and 1994 Consolidated Financial Statements to conform to the 1996 presentation.

  2.     INVESTMENTS

   Amortized cost and estimated fair values of investments in available for sale securities at December 31, 1996 and 1995 are as follows:


                                  Gross       Gross
                    Amortized   Unrealized  Unrealized    Fair
1996 (In 000's)        Cost       Gains       Losses     Value
-----------------------------------------------------------------
AVAILABLE FOR SALE:
Fixed maturity securities
 US government
  obligations       $   14,795        255   $     83   $   14,967
 States and
  political
  subdivisions              50          1        ---           51
 Foreign
  Government             7,080        184          3        7,261
 Foreign
  Corporate and
  Other                 98,669      6,452        488      104,633
 Corporate
  securities           697,521     27,665      5,130      720,056

 Mortgage-backed
  securities           647,098     24,924      1,451      670,571
-----------------------------------------------------------------
 Total               1,465,213     59,481      7,155    1,517,539
Equity securities       61,431     17,074      2,914       75,591
-----------------------------------------------------------------
Total               $1,526,644   $ 76,555   $ 10,069   $1,593,130
-----------------------------------------------------------------



                                       Gross       Gross
                         Amortized   Unrealized  Unrealized    Fair
1995 (In 000's)             Cost       Gains       Losses     Value
----------------------------------------------------------------------
AVAILABLE FOR SALE:
Fixed maturity securities
 US government
  obligations            $   25,733         993   $    41   $   26,685
 States and
  political
  subdivisions                  294          39       ---          333
 Foreign
  Government                 11,719         194       ---       11,913
 Foreign
  Corporate and
  Other                      82,100       3,552     2,534       83,118
 Corporate
  securities                485,735      41,645     2,774      524,606
 Mortgage-backed
  securities                777,743      43,530       889      820,384
----------------------------------------------------------------------
 Total                    1,383,324      89,953     6,238    1,467,039
Equity securities            68,637      19,161     5,290       82,508
----------------------------------------------------------------------
Total                    $1,451,961    $109,114   $11,528   $1,549,547
----------------------------------------------------------------------

                                                                    Exhibit 13

   Realized gains (losses) and the change in unrealized gains (losses) on the Company's fixed maturities and equity securities are summarized as follows:

                                                     Total Gains
                                         Fixed        Equity       (Losses) on
                                      Maturities     Securities    Investments
--------------------------------------------------------------------------------
1996
Realized investment
  gains (losses)                       $   (2,864)     $   10,160    $    7,296

Change in unrealized
  investment gains
  (losses)                                (31,389)            289       (31,100)
--------------------------------------------------------------------------------
Combined                               $  (34,253)     $   10,449    $  (23,804)
--------------------------------------------------------------------------------
1995


Realized investment
  gains (losses)                       $   (2,347)     $    8,071    $    5,724
Change in unrealized
  investment gains
  (losses)                                136,197          13,779       149,976
--------------------------------------------------------------------------------
Combined                               $  133,850      $   21,850    $  155,700
--------------------------------------------------------------------------------
1994

Realized investment
  gains (losses)                       $  (11,957)     $    2,699    $   (9,258)
Change in unrealized
  investment gains
  (losses)                               (118,937)         (7,494)     (126,431)
--------------------------------------------------------------------------------
Combined                               $ (130,894)     $   (4,795)   $ (135,689)
--------------------------------------------------------------------------------



   The schedule below details consolidated investment income and related investment expenses for the years ended December 31.

(In 000's)                                1996             1995         1994
--------------------------------------------------------------------------------
Interest on
   Bonds                               $  113,016      $  107,825    $   89,518
   Mortgage loans                          19,858          18,247        18,137
   Policy loans                             4,932           4,872         4,946
   Short-term investments                     600             752           869
Dividends on
   Preferred stocks                         6,196           6,624         8,370
   Common stocks                            1,050           1,180         1,361
Investment property rentals                 9,712           9,238         6,255
Net gain on investment
   real estate held for
   development                              6,518           6,947         5,268
Other investment income                     5,643           3,269         7,556
--------------------------------------------------------------------------------
Total investment income                   167,525         158,954       142,280
Investment expenses                        12,304          10,284         8,601
--------------------------------------------------------------------------------
Net investment income                  $  155,221      $  148,670    $  133,679
--------------------------------------------------------------------------------

   Proceeds from sales of fixed maturities and the related gross realized gains and losses for the three years ended December 31 are shown below. The amounts shown below do not include those related to unscheduled redemptions or prepayments, nor do they reflect any impairments taken during the years presented.

(In 000's)                                 1996            1995          1994
--------------------------------------------------------------------------------
Proceeds from sales                    $  157,425      $  111,260    $  187,597
Gross realized gains                        1,088           1,750           986
Gross realized losses                      (4,832)         (3,910)      (13,437)

                                                                    Exhibit 13

The following investment assets were non-income producing for the twelve months ended December 31, 1996:

                                               Balance Sheet
(In 000's)                                         Amount
-------------------------------------------------------------
Investment real estate                           $22,725
Other long-term investments                       23,114
Mortgage loans                                       135
Fixed maturities                                    --
-------------------------------------------------------------
Total                                            $45,974
-------------------------------------------------------------

   For the year ended December 31, 1996, the Company incurred realized losses of $4,343,000 due to impairment of assets included in the year-end investment portfolio.

   Cumulative provisions for impairments on the total investment portfolio by asset category at December 31, 1996, are as follows:

                                         Cumulative Provision
(In 000's)                                  for Impairments
-------------------------------------------------------------
Mortgage loans                                   $ 1,782
Investment real estate                             5,832
Other long-term investments                       12,136
Fixed maturities                                   1,060
-------------------------------------------------------------
Total                                            $20,810
-------------------------------------------------------------

   The amortized cost and estimated fair value of fixed maturities at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                   Amortized      Fair
(In 000's)                                           Cost         Value
--------------------------------------------------------------------------
Due in one year or less                          $   22,844     $   23,242
Due after one year through five years               197,630        210,804
Due after five years through ten years              282,927        293,733
Due after ten years                                 314,714        319,189
--------------------------------------------------------------------------
                                                    818,115        846,968

Mortgage-backed securities primarily
maturing in five to twenty-five years               647,098        670,571
--------------------------------------------------------------------------
Total                                            $1,465,213     $1,517,539
--------------------------------------------------------------------------


3.       REINSURANCE AGREEMENTS

   The Company uses reinsurance as a risk management tool in the normal course of business and in isolated, strategic assumption transactions to effectively buy or sell blocks of in force business. The reinsurance contracts do not relieve the Company from its contract with its policyholders, and it remains liable should any reinsurer be unable to meet its obligations. At December 31, 1996, $4.1 billion (20%) of the Company's total $20.7 billion gross insurance in force was ceded to other companies. In the accompanying financial statements, insurance premiums and policy charges, policyholder benefits and deferred acquisition costs are reported net of reinsurance ceded with policy liabilities being reported gross of reinsurance ceded.

   Amounts paid or deemed to be paid for reinsurance contracts are recorded as reinsurance receivables. The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

   In 1991 Liberty Life entered into an agreement with Life Reassurance Corporation (Life Re) to coinsure the Company's General Agency Division's universal life policies in force. The initial agreement provided for 80% coinsurance on policies in force at December 31, 1991, and 50% coinsurance on policies issued subsequent to such date. Effective July 1, 1995, the amount coinsured on policies written after December 31, 1991, was increased to 80%. Under the terms of the agreement, assets supporting the business ceded are required to be held in escrow. At December 31, 1996, Liberty Life's interest in the assets held in escrow consisted of investments with an amortized cost of $58.5 million and a fair value of $59.9 million. Comparable book and fair value at December 31, 1995 was $56.3 million and $59.7 million, respectively. These investments had an average rating of AA+. The total face value of insurance ceded to Life Re at December 31, 1996, was $2.6 billion and the Company has recorded a receivable related to this transaction from Life Re of $253.3 million as of December 31, 1996. Currently, Life Re has an A.M. Best rating of A+. During 1996 and 1995, Liberty Life had ceded premiums and policy charges of $18.6 million and $19.3 million, respectively, under the agreement.

   Effective September 30, 1991, Liberty Life entered into an agreement to coinsure 50% of its Home Service line of business. Under generally accepted accounting principles this agreement has been treated as financial reinsurance, and no reserve reduction had been taken for the business ceded. The reinsurance contract contains an escrow agreement that requires assets equal to the reserves reinsured, as determined under statutory accounting principles, be held in escrow for the benefit of this block of business. At December 31, 1996, the amortized cost and fair value of the invested assets held in escrow was $236.3 million and $250.6 million, respectively.

   The insurance subsidiaries also reinsure with other insurance companies portions of the life insurance they write in order to limit exposure on large or substandard risks. Due to this broad allocation of reinsurance with several insurance companies, there exists no significant concentration of credit risk. The maximum amount of life insurance that Liberty Life will retain on any life is $300,000, plus an additional $50,000 in the event of accidental death. This maximum is reduced for higher ages and for special classes of risks. The maximum amount of life insurance that FamilySide will retain on any life is $50,000. Insurance in excess of the retention limits is either automatically ceded under reinsurance agreements or is reinsured on an individually agreed basis with other insurance companies.

                                                                     Exhibit 13

   The effect of reinsurance on premiums and policy charges and benefits was as follows for the years ending December 31:

(In 000's)                                       1996            1995          1994
---------------------------------------------------------------------------------------
Direct premiums and
   policy charges                             $  356,660     $  364,797     $  344,119
Reinsurance assumed                                1,209          1,314          1,728
Reinsurance ceded                                (36,498)       (34,741)       (30,058)
---------------------------------------------------------------------------------------
Net premiums and policy
   charges                                    $  321,371     $  331,370     $  315,789
---------------------------------------------------------------------------------------

Gross benefits                                $  243,584     $  249,861     $  242,869
Reinsurance recoveries                           (24,833)       (13,087)       (17,124)
---------------------------------------------------------------------------------------
Net benefits                                  $  218,751     $  236,774     $  225,745
---------------------------------------------------------------------------------------


4.       DEFERRED ACQUISITION COSTS, COST
       OF BUSINESS ACQUIRED AND FUTURE
       POLICY BENEFITS

   A summary of the changes in deferred acquisition costs is as follows:

(In 000's)                                       1996            1995            1994
---------------------------------------------------------------------------------------
Beginning balance                             $  265,188     $  259,799     $  231,873
Deferred during the year                          51,122         54,522         59,053
Amortized during the year                        (57,812)       (32,594)       (33,313)
Adjustment related to
   unrealized investment
   (gains) losses                                  3,712        (10,327)         2,379
Insurance in force ceded                            --           (6,331)          --
Foreign currency
   translation                                       (28)           119           (193)
---------------------------------------------------------------------------------------
Ending balance                                $  262,182     $  265,188     $  259,799
---------------------------------------------------------------------------------------

   Included in amortization for 1996 is $20.1 million of costs determined not to be recoverable from future premiums on certain lines of business. Actual experience on these lines of business was significantly less favorable than what was projected at the time the policies were sold.

   A summary of the changes in costs of business acquired through acquisitions is as follows:

(In 000's)                                        1996           1995            1994
---------------------------------------------------------------------------------------
Beginning balance                             $   86,925     $   98,056     $   56,762
Additions from
   acquisitions                                     --             --           53,139
Interest accrued                                   5,860          6,621          6,620
Foreign currency
   adjustment                                         (6)            55           (134)
Amortized during the year                        (22,015)       (17,807)       (18,331)
---------------------------------------------------------------------------------------
Ending balance                                $   70,764     $   86,925     $   98,056
---------------------------------------------------------------------------------------

   The Company accounts for these costs in a manner consistent with deferred acquisition costs. The Company's interest rate used to amortize these costs is 7.75% for a majority of the asset. Periodically, the Company performs tests to determine that the cost of business acquired remains recoverable from future premiums from the business acquired. During 1996 the Company determined that actual experience was materially different than what was assumed at the time of acquisition for certain blocks of acquired business. Accordingly, $6.1 million of cost of business acquired was determined not to be recoverable based on the expected present value of the future cash flows from the business. The charge has been included in amortization expense. There were no similar charges in either 1995 or 1994.

   Under current assumptions, amortization of cost of business acquired, prior to consideration of accrued interest implicit in the calculation of the amortization, for the next five years is expected to be as follows:

(In 000's)                                      Amortization
-------------------------------------------------------------
1997                                              $13,803
1998                                               11,551
1999                                               10,230
2000                                                9,044
2001                                                7,929

   The liabilities for traditional life insurance and accident and health insurance policy benefits and expenses are computed using a net level premium method, including assumptions based on the Company's experience, modified as necessary to reflect anticipated trends and to include provisions for possible unfavorable deviations. Reserve interest assumptions are graded and range from 3.5% to 9.5%. Such liabilities are, for some plans, graded to equal statutory values or cash values at or prior to maturity. The weighted average assumed investment yield for all traditional life and accident and health policy reserves was 6.6% for both 1996 and 1995, and 6.8% for 1994. Benefit reserves for traditional life insurance policies include certain deferred profits on limited-payment policies that are being recognized in income over the policy term. Policy benefit claims are charged to expense in the period that the claims are incurred.

   Benefit reserves for universal life insurance and investment products are computed under a retrospective deposit method and represent policy account balances before applicable surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances. Interest crediting rates for universal life and investment products range from 4.0% to 6.75% in 1996, 5.5% to 6.8% in 1995, and 5.5% to 7.0% in 1994.

Participating business accounts for approximately 1% of the Company's life insurance in force and premium income. The dividend to be paid is determined annually by the Board of Directors.

                                                                     Exhibit 13

5.       DEBT

   The debt obligations at December 31 are as follows:

                                              Interest
(In 000's)                                        Rate          1996          1995
---------------------------------------------------------------------------------------
Borrowings under
  revolving credit
  agreement and lines
  of credit                                          6.0%    $  140,000     $  136,500
Long-term debt                                       6.3%       100,000        100,000
Other notes due to banks                            --             --              158
Mortgage loans on                                7.5% to           --             --
  investment property                                8.0%         3,703          5,469
Other                                            Various          4,158         16,317
---------------------------------------------------------------------------------------
Total                                                        $  247,861     $  258,444
---------------------------------------------------------------------------------------

   The mortgage loans are secured by property with a net carrying value of $15.2 million at December 31, 1996.

   Maturities of the debt obligations at December 31, 1996, are as follows:

     Maturities                                      Amount
     --------------------------------------------------------
     1997                                             $24,940
     1998                                              21,935
     1999                                             153,724
     2000                                              20,945
     2001                                              20,681
     Thereafter                                         5,636
     --------------------------------------------------------
     Total                                           $247,861
     --------------------------------------------------------

   On March 21, 1995, the Company refinanced its then-existing $325,000,000 revolving credit facility into a new $375,000,000, multi-tranche credit facility. The current facility consists of a $225,000,000 three-year revolving credit facility; a $100,000,000 seven-year term loan facility; and a $50,000,000 facility substantially identical to the revolving facility, which is convertible into terms substantially identical to the term facility within two years of the closing date of this loan. The revolving portion of the facility will mature in March 1999, while the term portion shall be repaid in twenty quarterly installments of $5,000,000 commencing June 1997, and ending in March 2002.

   The Company's borrowings against the revolving credit facility were $133,000,000 and against the term facility were $100,000,000 at December 31, 1996. During 1996, the maximum amount outstanding on the revolving facility amounted to approximately $158,000,000, with an average balance outstanding of approximately $142,250,000 and an average weighted interest rate of 5.71%. In addition to the revolving facility, the Company also uses several lines of credit totaling $35,000,000 as of December 31, 1996, to manage day-to-day cash flow. The amount borrowed against the lines of credit at December 31, 1996 was $7,000,000. The average balance outstanding on the lines of credit was approximately $4,700,000 during 1996, with a maximum borrowing of $16,000,000 and an average weighted interest rate of 6.07%.

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

   The credit agreement contains various restrictive covenants typical of a credit facility of this size and nature. These restrictions primarily pertain to levels of indebtedness, limitations on payment of dividends, limitations on the quality and types of investments, and capital expenditures. Additionally, the Company must also comply with several financial covenant restrictions under the revolving credit agreement, including defined ratios of consolidated debt to cash flow, consolidated debt to consolidated total capital, and fixed charges coverage. As of December 31, 1996, the Company was in compliance with all covenants under its debt agreement.

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

   The Company has entered into interest rate caps in an attempt to minimize the impact of a potential significant rise in short-term interest rates on the Company's outstanding floating rate debt. As of December 31, 1996, the Company had a $50,000,000 notional amount cap with a strike rate of 9%, which will be permanently eliminated if rates exceed 11%, based on the 3-month LIBOR rate and expiring in December 1997. This cap protects $50,000,000 of the Company's variable rate debt from a potential significant rise in short-term interest rates. The Company was required to pay an up-front fee related to this instrument at inception of the contract, which is being amortized straight-line over the term of each contract.

   Interest paid, net of amounts capitalized, amounted to approximately $18,102,000, $14,021,000, and $12,957,000 in 1996, 1995, and 1994,
respectively. Interest capitalized amounted to $2,367,000, $2,303,000, and $2,030,000, in 1996, 1995, and 1994, respectively.

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

   7.    COMMITMENTS AND CONTINGENCIES

   In January 1996, a lawsuit was filed against the Company alleging breach of contract in connection with an agreement to develop a state-of-art software system to administer the Company's insurance operations. The suit was filed by the software developer. Management of the Company, after consultation with legal counsel, believes that the lawsuit filed against the Company is without merit and intends to contest the suit vigorously. The Company believes the suit filed against it was in response to a suit filed by the Company in connection with failure of the software developer to deliver the system. The suit against the software developer seeks to recover amounts paid to the software developer, and other costs incurred by the Company, in the attempt to develop the system. The Company believes it will be successful in its lawsuit against the software developer; however, no estimated recovery is included in the accompanying financial statements.

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

   The Company has lease agreements, primarily for branch offices, data processing and telephone equipment, which expire on various dates through 2004, none of which are material capital leases. Most of these agreements have optional renewal provisions covering additional periods of one to ten years. All leases were made in the ordinary course of business and contain no significant restrictions or obligations. Future commitments under operating leases are not material. Annual rental expense amounted to approximately $5,601,000, $5,825,000, and $5,497,000 in 1996, 1995, and 1994, respectively.

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

   At December 31, 1996, the Company had commitments for additional investments and other items totaling $60,997,000.

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

   The Company has adopted a Shareholder Rights Plan and declared a dividend of one preferred stock purchase right for each outstanding share of common stock. Upon becoming exercisable, each right entitles the holder to purchase for a price of $150.00 one one-hundredth of a share of Series A Participating Cumulative Preferred Stock. All of the rights may be redeemed by the Company at a price of $.01 per right until ten business days (or such later date as the Board of Directors determines) after the public announcement that a person or group has acquired beneficial ownership of 20 percent or more of the outstanding common shares ("Acquiring Person"). Upon existence of an Acquiring Person, the Company may redeem the rights only with the concurrence of a majority of the directors not affiliated with the Acquiring Person. The rights, which do not have voting power and are not entitled to dividends, expire on August 7, 2000. The rights are not exercisable until ten business days after the public announcement that a person either (i) has become an Acquiring Person, or (ii) has commenced, or announced an intention, to make a tender offer or exchange offer if, upon consummation, such person or group would become an Acquiring Person. If, after the rights become exercisable, the Company becomes involved in a merger or certain other major corporate transactions, each right will entitle its holder, other than the Acquiring Person, to receive common shares with a deemed market value of twice such exercise price. There are 10,000,000 shares of preferred stock, no par value per share authorized for issuance. At December 31, 1996, there were 1,860,526 shares of preferred stock outstanding (See Note 6 for discussion of Redeemable Preferred Stock), and 140,000 shares of preferred stock were reserved for issuance in connection with the Shareholder Rights Plan.

   Shareholders' equity as determined under generally accepted accounting principles of the Company's insurance operations was $669,411,000 and $672,694,000 at December 31, 1996 and 1995, respectively. The comparable amounts as determined under statutory accounting practices were $183,506,000 and $166,469,000 at December 31, 1996 and 1995, respectively. The amount that retained earnings exceed statutory unassigned surplus ($443,186,000) is restricted and, therefore, not available for dividends. Without regulatory approval, dividends are generally limited to prior year statutory gain from operations.

   The components of the balance sheet caption unrealized appreciation (depreciation) on fixed maturity securities available for sale and equity securities in shareholders' equity as of December 31 are as follows:

(In 000's)                                          1996            1995
---------------------------------------------------------------------------
Carrying value of securities                     $1,593,130     $1,549,547
Amortized cost of securities                      1,526,644      1,451,961
---------------------------------------------------------------------------
Net unrealized appreciation
  (depreciation)                                     66,486         97,586
Adjustment to deferred acquisition
  costs                                              (4,236)        (7,948)
Deferred income taxes                               (22,524)       (31,652)
---------------------------------------------------------------------------
  Total                                          $   39,726     $   57,986
---------------------------------------------------------------------------


9.       STOCK OWNERSHIP AND STOCK OPTION PLANS

   The Company has a Performance Incentive Compensation Program (the "Program") which provides that the Compensation Committee of the Board of Directors may grant: (a) incentive stock options within the meaning of Section 422 of the Internal Revenue Code; (b) non-qualified stock options; (c) performance units;
(d) awards of restricted shares of the Company's common stock; or (e) all or any combination of the foregoing to officers and key employees. Only common stock, not to exceed 2,800,000 shares, may be delivered under the Program; and shares so delivered will be made available from the authorized but unissued shares or from shares reacquired by the Company, including shares purchased in the open market. The aggregate number of shares that may be acquired by any participant in the Program shall not exceed 20% of the shares subject to the Program. As of December 31, 1996, sixty-three officers and employees were participants in the Program.

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

   Stock options under the Program are issued at 100% of the market price on the date of grant, are vested over such period of time, which may not be less than one year, as may be established by the Compensation Committee, and expire ten years after the grant. Of the incentive stock options outstanding, 25,500 were exercisable at December 31, 1996; 51,165 were exercisable at December 31, 1995; and 81,465 were exercisable at December 31, 1994. Of the non-qualified options outstanding, 323,900 were exercisable at December

                                                                     Exhibit 13


31, 1996; 290,480 were exercisable at December 31, 1995; and 268,500 were exercisable at December 31, 1994. The options expire on various dates beginning February 12, 1997, and ending December 18, 2006.

   The Company has adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). In accordance with the provisions of SFAS 123, the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans other than for awards of restricted shares. Expense is recognized over the vesting period of the restricted shares, and totaled $2,143,000, $1,714,000, and $1,484,000 for the years ended December 31, 1996, 1995 and 1994, respectively. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized. Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1996 and 1995, respectively: risk free interest rates of 6.2% and 6.6%; dividend yields of 2%; volatility factors of the expected market price of the Company's common stock of .16 for both periods; and a weighted average expected life of 7 years for both periods. The weighted average fair value of options granted for the two years ending December 31, 1996 and 1995, respectively was $8.39 and $6.73.

   The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

   For purposes of pro forma disclosures the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

IN $000'S, EXCEPT PER SHARE AMOUNTS                 1996          1995
--------------------------------------------------------------------------
Net Income:
   As Reported                                   $   37,340     $   59,353
   Pro forma                                     $   37,225     $   59,326

Primary Earnings per Share:
   As Reported                                   $     1.66     $     2.76
   Pro forma                                     $     1.65     $     2.75

Fully diluted Earnings per Share:
   As Reported                                   $     1.68     $     2.72
   Pro forma                                     $     1.68     $     2.71

   Because SFAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1999.

                                                                     Exhibit 13




   The following schedule summarizes activity in the Program during the three years ending December 31, 1996.



                                  Restricted Shares           Incentive Stock Options          Non-Qualified Stock Options
--------------------------------------------------------------------------------------------------------------------------
                                Number of      Market Price     Number of         Average       Number of      Average
                                 Shares        at Date Given     Options      Exercise Price    Options     Exercise Price
--------------------------------------------------------------------------------------------------------------------------
Outstanding 1/1/94               258,683                         116,240     $     18.02         446,100      $     23.59
Awarded                          108,835           25.78            --                           104,500            25.76
Vested                           (85,643)          26.90
Exercised                           --                           (34,775)          17.35          (4,000)           25.63
Forfeited                        (19,241)          24.82            --                            (6,000)           25.63
-------------------------------------------------------------------------------------------------------------------------
Outstanding 12/31/94             262,634                          81,465     $     18.31         540,600      $     23.97
Awarded                          108,915           26.35            --                            56,500            26.80
Vested                           (80,679)          24.98
Exercised                                                        (30,300)          17.98         (37,900)           21.20
Forfeited                        (15,826)          26.84            --                           (46,000)           23.37
-------------------------------------------------------------------------------------------------------------------------
Outstanding 12/31/95             275,044                          51,165     $     18.50         513,200      $     24.54
Awarded                          109,375           32.09            --                           129,945            32.97
Vested                           (83,564)          25.51
Exercised                                                        (25,665)          18.50        (37,800)            21.81
Forfeited                         (9,600)          25.86            --                           (9,100)            23.20
-------------------------------------------------------------------------------------------------------------------------
Outstanding 12/31/96             291,255                          25,500     $     18.50         596,245      $     26.52
-------------------------------------------------------------------------------------------------------------------------



   The following table summarizes information concerning currently outstanding and exercisable stock options:



                                             WEIGHTED
                                             AVERAGE               WEIGHTED                                   WEIGHTED
     RANGE OF              NUMBER            REMAINING          AVERAGE EXERCISE                          AVERAGE EXCERCISE
 EXERCISE PRICES         OUTSTANDING       CONTRACTUAL LIFE         PRICE            NUMBER EXERCISABLE       PRICE
------------------------------------------------------------------------------------------------------------------------
 $16-$19.50               76,300                1.2 years          $   18.54             76,300               $    18.54
 $20-$24.31              124,000                3.8                    22.37            124,000                    22.37
 $25-$38.13              421,445                7.6                    28.70            148,300                    26.78
------------------------------------------------------------------------------------------------------------------------
                         621,745                6.1                $   26.19            348,600               $    23.41
------------------------------------------------------------------------------------------------------------------------

   At December 31, 1996, there were 184,160 shares of the Company's stock reserved for future grants under the Program.

                                                                    Exhibit 13

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


   Net periodic postretirement benefit cost was $1,494,000, $1,506,000, and $1,516,000 for the years ended December 31, 1996, 1995, and 1994, respectively, and included the following components:

(In $000,s)              1996              1995                1994
--------------------------------------------------------------------------
                  Medical    Life    Medical     Life     Medical   Life
--------------------------------------------------------------------------
Service
cost              $  162     $---     $  140     $---     $  139     $---
Interest
cost               1,042      290      1,082      284      1,067      282
Amortiza
-tion
of
unrecognized
net loss            --        --        --        --          22        6
--------------------------------------------------------------------------
Net
periodic
postretirement
benefit
cost              $1,204     $290     $1,222     $284     $1,228     $288
--------------------------------------------------------------------------



The following schedule reconciles the status of the Company's plans with the unfunded postretirement benefit obligation included in its balance sheets at December 31:

                            1996               1995
----------------------------------------------------------------
(In $000's)           Medical    Life    Medical    Life
----------------------------------------------------------------
Retirees            $11,374     $ 4,121     $12,632     $ 3,996
Fully eligible
   active plan
   participants         802        --           834        --
Other active plan
   participants         936        --         1,119        --
----------------------------------------------------------------
Accumulated
   postretirement
   benefit
   obligation        13,112       4,121      14,585       3,996
Unrecognized net
   gain (loss)        1,657        (347)        183        (265)
----------------------------------------------------------------
Accrued
   postretirement
   benefit
   obligation       $14,769     $ 3,774     $14,768     $ 3,731
----------------------------------------------------------------


   At December 31, 1996, the weighted-average annual assumed rate of increase in the per capita cost of covered medical benefits is 9.0% for 1997, and is assumed to decrease by 0.5% per year to 8% in 1999, then decrease 1% per year to 5.5% in 2002 and thereafter. At December 31, 1995, the health care cost trend rate assumption was 9.5% and the rate graded down by 0.5% per year to 8% in 1999, then decreased 1% per year to 5.5% in 2002 and thereafter. A 1% increase in the per capita cost of health care benefits results in a $694,000 increase in the accrued postretirement benefit obligation and a $51,000 increase in postretirement benefit expense. The assumed weighted average discount rate used in determining the accrued postretirement medical and life benefit obligation was 7.5% at both December 31, 1996 and 1995.

   The Company has profit sharing plans for substantially all of its employees. Contributions to these plans are made at the discretion of the Board of Directors and are paid into a trust that is administered by a separate trustee. Contributions for these plans were $4,959,000, $5,067,000, and $4,840,000, in 1996, 1995 and 1994, respectively.

   The Company has a voluntary thrift and investment plan, qualified under
Section 401(k) of the Internal Revenue Code, for substantially all of its employees. The Company makes a matching contribution to the plan of up to 3% of the employee's compensation. The Company's matching contribution percentage may be changed at the discretion of each participating subsidiary's Board of Directors. The Company's contributions for this plan were $2,218,000, $2,102,000, and $2,148,000 in 1996, 1995, and 1994, respectively.

                                                                     Exhibit 13

11.      PROVISION FOR INCOME TAXES

   The provision for income taxes consists of the following:


(In 000's)                                       1996           1995            1994
--------------------------------------------------------------------------------------
Current:
   Federal                                    $   25,717     $   21,761     $   12,625
   State and local                                 2,347          1,456          1,546
--------------------------------------------------------------------------------------
Total current                                     28,064         23,217         14,171
Deferred:
   Federal                                        (8,460)         6,226         (1,361)
   State and local                                  (445)            (1)          (120)
--------------------------------------------------------------------------------------
Total deferred                                    (8,905)         6,225         (1,481)
--------------------------------------------------------------------------------------
Total tax provision                           $   19,159     $   29,442     $   12,690
--------------------------------------------------------------------------------------


   Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1996 and 1995, are as follows:

 (In 000's)                                         1996           1995
---------------------------------------------------------------------------
Insurance operations deferred tax
liabilities:
   Deferred acquisition costs                    $   86,469     $   98,190
   Policy liabilities                                22,177         22,205
   Market discount on investments                    11,869         10,477
   Tax over book partnership
     losses                                           1,249          2,909
   Unrealized investment gains
     recognized in equity                            22,524         31,652
Non-insurance companies deferred
tax liabilities:
   Book over tax basis in acquired
     television station                              19,973         21,836
   Tax over book depreciation                         7,024          6,697
   Tax over book amortization                         4,086          4,594
---------------------------------------------------------------------------
Total deferred tax liabilities                      175,371        198,560
---------------------------------------------------------------------------
Insurance operations deferred tax
assets:
   Taxable income from financial
   reinsurance not included in
   income per books                                    --            1,680
   Employee benefit accruals                          6,128          6,881
   Other                                                597          4,093
Non-insurance companies deferred
tax assets:
   Net operating loss carryover                         358          1,918
   Book over tax partnership losses                   2,838          1,237
   Other                                              2,311            668
---------------------------------------------------------------------------
Total deferred tax assets                            12,232         16,477
---------------------------------------------------------------------------

Net deferred tax liability                       $  163,139     $  182,083
---------------------------------------------------------------------------


At December 31, 1996 and 1995, the Company had unrealized gains from securities classified as available for sale and equity securities of $66,486,000 and $97,586,000, respectively, for which a deferred tax liability has been established.

The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax expense is:

(In 000's)                                               1996           1995           1994
-----------------------------------------------------------------------------------------------
Federal income tax rate                                       35%            35%            35%
Rate applied to pre-tax
   income before the
   cumulative effect of
   accounting changes                                $    19,775    $    31,078    $    13,604
Tax exempt interest and
   dividends                                              (1,166)        (1,384)        (1,765)
State and local income
   taxes                                                   1,233            948            928
Other                                                       (683)        (1,200)           (77)
----------------------------------------------------------------------------------------------
Provision for income
   taxes                                             $    19,159    $    29,442    $    12,690
----------------------------------------------------------------------------------------------


The Company has net operating loss carryforwards of $1,023,000 and $5,481,000 at December 31, 1996 and 1995, which will expire between the years 2006 and 2009. The utilization of these carryforwards are subject to special rules which provide that these loss carryforwards can only be utilized through earnings from the non-life insurance companies.

Income taxes paid were approximately $30,047,000, $21,199,000, and $21,911,000 in 1996, 1995, and 1994, respectively.

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

F

12.       QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

   Quarterly results of operations for each of the years ended December 31, 1996 and 1995, are as follows:

                                                                        Quarter Ended
--------------------------------------------------------------------------------------------------------
1996 (In 000's except per share amounts)                March 31       June 30     Sept. 30     Dec. 31
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
Revenues                                                 $146,708     $152,352    $156,469     $163,568
--------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                        $ 20,660     $ 24,465    $(16,231)    $ 27,605
--------------------------------------------------------------------------------------------------------
Net income (loss)                                        $ 14,055     $ 16,300    $(10,820)    $ 17,805
--------------------------------------------------------------------------------------------------------
Earnings (loss) per common share                         $   0.64     $   0.75    $  (0.55)    $   0.82
--------------------------------------------------------------------------------------------------------


                                                                        Quarter Ended
--------------------------------------------------------------------------------------------------------
1995 (In 000's except per share amounts)                March 31       June 30     Sept. 30     Dec. 31
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
Revenues                                                 $143,485     $155,126    $153,233     $153,837
--------------------------------------------------------------------------------------------------------
Income before income taxes                               $ 16,080     $ 22,846    $ 23,622     $ 26,247
--------------------------------------------------------------------------------------------------------
Net income                                               $ 10,538     $ 15,405    $ 15,218     $ 18,192
--------------------------------------------------------------------------------------------------------
Earnings per common share                                $   0.49     $   0.72    $   0.70     $   0.84
--------------------------------------------------------------------------------------------------------

   During the third quarter of 1996, and concurrent with a realignment of the Company's management structure, the Company completed a detailed study of its insurance product lines, including products currently being marketed as well as those previously sold by the Company's subsidiaries (including recently acquired companies). This study identified several specific products, marketing programs, underwriting and service methods that were inconsistent with the Company's current strategies and profit objectives. Based on this analysis, the Company took a $26.9 million after-tax charge, which principally represented the write-off of deferred acquisition costs where recovery was no longer assured due to actual experience on these products being worse than originally assumed. In addition to the product-related charges, the Company wrote-off previously deferred costs associated with acquiring and modifying an administrative system for the Company's pre-need business. With the realignment previously mentioned, a decision was made to move to a new administrative platform for pre-need. All of the charges represented non-cash items, and had no material impact on the insurance companies' statutory financial condition.


13.      STATUTORY RESULTS OF OPERATIONS

   Statutory net income of the Insurance Group for each of the years ended December 31, 1996, 1995, and 1994 was $42.8 million, $32.4 million, and $16.4 million, respectively. The results of the insurance companies acquired (See
Note 14) are included in the above amounts from the date of acquisition.

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

   In February 1994, the Company completed the acquisition of North American and American Funeral, two pre-need companies which significantly expanded the Company's pre-need life insurance business.

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

                                                                    Exhibit 13

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

- Other long-term investments: Other long-term investments consist primarily of venture capital investments and investments in oil and gas producing property. The Company determined that it was not practicable to estimate the fair values of its venture capital investments because of a lack of primary and secondary market prices and the inability to estimate fair values without incurring excessive costs. The Company's investment in venture capital totaled $20,376,000 and $20,382,000 at December 31, 1996 and 1995,
  respectively.

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

EXHIBIT 13

- Interest Rate Swap: Fair value of the interest rate swap is based on an estimate provided by the financial institution which is the counterparty to the swap, and was determined by discounting the value of estimated future cash flows.


  The carrying amounts and estimated fair values of the Company's financial instruments are as follows:

                                                                  1996                            1995
----------------------------------------------------------------------------------------------------------------
                                                                        Estimated                      Estimated
                                                          Carrying        Fair         Carrying          Fair
(in 000's)                                                 Amount        Value         Amount            Value
----------------------------------------------------------------------------------------------------------------
ASSETS
Fixed maturity securities available for sale             $1,517,539    $1,517,539    $1,467,039      $1,467,039
Equity securities                                            75,591        75,591        82,508          82,508
Mortgage loans                                              230,910       230,166       213,223         215,774
Policy loans                                                 98,816        94,451        98,369          94,196
Other long-term investments                                  22,470        22,470        27,535          27,535
Short-term investments and cash                              37,024        37,024        43,741          43,741
Interest rate swap                                             --             505          --              --

LIABILITIES
Investment-type insurance contracts                          76,573        72,437        69,287          65,057
Notes, mortgages and other debt                             147,861       147,861       158,444         158,444
Long-term debt                                              100,000       100,000       100,000         100,000
Film contract obligations included in other liabilities       8,154         7,382         7,462           6,611
Interest rate swap                                             --            --            --             1,416

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


16.      BUSINESS SEGMENT INFORMATION

   The Company is actively engaged through certain of its subsidiaries in two major business segments: insurance and broadcasting. Sales between the various subsidiaries of the Company are not material and are eliminated. Information for these segments is contained in the Selected Financial Data on page 36 and, with respect to the years 1994 through 1996, is incorporated by reference.

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


REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
THE LIBERTY CORPORATION

         We have audited the accompanying consolidated balance sheets of The Liberty Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Liberty Corporation and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

         As discussed in Note 1 to the consolidated financial statements, effective January 1, 1994, the Company changed its method of accounting for certain investments in debt securities.


/s/ Ernst & Young LLP

Greenville, South Carolina
February 10, 1997