Form 10-K405, Exhibit 13
period 1997-12-31
LIBERTY CORP
filed 1998-03-30
CIK 59229

                                                                      EXHIBIT 13

STOCK DATA

The Liberty Corporation's Common Stock is listed on the New York Stock Exchange. Its symbol is LC. As of December 31, 1997, 1,251 shareholders of record in 40 states, the District of Columbia, Canada and Australia held the 20,712,686 Common Stock shares outstanding. Quarterly high and low stock prices and dividends per share as reported by the Wall Street Journal were:

                                                                              Quarterly
                                             Market Price Per Share         Dividend Per
                                             High              Low              Share
                                        ---------------- ----------------- ----------------

             1997
-------------------------------

Fourth Quarter                              47 5/16          42 9/16             .20
Third Quarter                               45 3/4           40 1/4              .20
Second Quarter                              42               38 3/8              .20
First Quarter                               43 3/8           37 3/8             .185


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

The Company expects to continue its policy of paying regular cash dividends, although there is no assurance as to future dividends because they are dependent on future earnings, capital requirements and financial condition. Also, the payment of dividends is subject to the restrictions described in Notes 5 and 9 of the Consolidated Financial Statements.

                       CO-REGISTRAR AND CO-TRANSFER AGENTS
-------------------------------------------------------------------------------

        Wachovia Bank, N.A.                       The Bank of New York
        Winston-Salem, North Carolina             101 Barclay Street
        1-800-633-4236                            New York, New York  10286
                                                  1-800-524-4458

        Written shareholder correspondence and
        requests for transfer should be sent to:

        Wachovia Shareholder Services
        P.O. Box 8217
        Boston, Massachusetts  02266-8217


For a Copy of the 10-K or other information, contact:
The Liberty Corporation Shareholder Relations
Box 789
Greenville, SC  29602
Telephone (864) 609-8256

Stock Exchange Listing:
New York Stock Exchange
Symbol:  LC

Annual Meeting
The Liberty Corporation will hold its annual meeting on Tuesday, May 5, 1998, at 10:30 a.m. in The Liberty Corporation Headquarters, Greenville, South Carolina. All Shareholders are invited to attend.

SELECTED FINANCIAL DATA               The Liberty Corporation and Subsidiaries
                                                             December 31, 1997

(In 000's, except per share data)                 1997           1996           1995          1994         1993          1992
-----------------------------------------------------------------------------------------------------------------------------------
Revenues
   Insurance                                  $   509,093     $  482,500     $  486,980    $   439,451    $  384,132    $   305,934
   Broadcasting                                   137,898        137,336        119,529         97,381        87,984         89,989
   Parent & Minor Subsidiaries                     22,978         17,008         19,090         19,600        16,089         20,301
   Adjustments & Eliminations                      (9,713)       (17,747)       (19,918)       (16,071)      (15,260)       (13,468)
-----------------------------------------------------------------------------------------------------------------------------------
      Total Revenues *                        $   660,256     $  619,097     $  605,681    $   540,361    $  472,945    $   402,756
-----------------------------------------------------------------------------------------------------------------------------------
Income (Loss) Before Income Taxes &
   Cumulative Effect of Accounting Changes
   Insurance                                  $    89,183     $   50,009     $   83,483    $    31,590    $    71,518   $    53,962
   Broadcasting                                    33,866         33,739         27,127         21,701         16,180        16,859
   Parent & Minor Subsidiaries                    (15,921)       (28,686)       (19,994)       (14,423)       (12,846)      (13,690)
   Adjustments & Eliminations                       4,449          1,437         (1,821)            --          2,472         4,768
-----------------------------------------------------------------------------------------------------------------------------------
      Consolidated Income Before  Income
        Taxes & Cumulative Effect of
         Accounting Changes                   $   111,577     $   56,499     $   88,795    $    38,868    $    77,324   $    61,899
-----------------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)
   Insurance                                  $    60,473     $   34,196     $   56,582    $    21,803    $    33,459   $    35,369
   Broadcasting                                    21,726         20,284         16,590         12,919         12,217        10,262
   Parent & Minor Subsidiaries                    (10,175)       (18,117)       (12,635)        (8,544)        (8,141)       (8,153)
   Adjustments & Eliminations                       2,927            977         (1,184)            --          1,612         3,407
-----------------------------------------------------------------------------------------------------------------------------------
      Net Income                              $    74,951     $   37,340     $   59,353    $    26,178    $    39,147   $    40,885
-----------------------------------------------------------------------------------------------------------------------------------
Earnings Per Diluted Share **                 $      3.34     $     1.66     $     2.72    $      1.26    $      2.01   $      2.51
-----------------------------------------------------------------------------------------------------------------------------------
Change in Net Unrealized Investment
  Gains (Losses)                              $    21,789     $  (18,260)    $  111,095    $   (58,286)   $     1,276   $       (78)
-----------------------------------------------------------------------------------------------------------------------------------
Dividends Per Common Share                    $      .785     $    0.725     $    0.665    $      0.62    $      0.56   $     0.515
-----------------------------------------------------------------------------------------------------------------------------------
Depreciation and Amortization
   Insurance                                  $     3,614     $    3,815     $    4,515    $     5,125    $     3,286   $     3,424
   Broadcasting                                     9,884          9,927          9,244          6,276          6,566         6,848
   Parent & Minor Subsidiaries                      7,372          8,645          5,275          4,618          3,670         4,628
-----------------------------------------------------------------------------------------------------------------------------------
Total Depreciation and Amortization           $    20,870     $   22,387     $   19,034    $    16,019    $    13,522   $    14,900
-----------------------------------------------------------------------------------------------------------------------------------
Capital Expenditures
   Insurance                                       $3,387     $    4,391     $    4,413    $     2,270    $     5,814   $     3,618
   Broadcasting                                     5,752          6,030          5,863          3,900          2,168         2,513
   Parent & Minor Subsidiaries                        999            470          3,012          3,446          7,483           698
-----------------------------------------------------------------------------------------------------------------------------------
Total Capital Expenditures                    $    10,138     $   10,891     $   13,288    $     9,616    $    15,465   $     6,829
-----------------------------------------------------------------------------------------------------------------------------------
Assets
   Insurance                                  $ 2,905,726     $2,785,468     $2,769,619    $ 2,494,264    $ 2,057,126   $ 1,937,908
   Broadcasting                                   167,948        169,477        168,672         98,705        101,982       110,849
   Parent & Minor Subsidiaries                    915,226        878,182        873,933        666,319        581,406       565,135
   Adjustments & Eliminations                    (804,142)      (772,362)      (777,928)      (592,024)      (553,481)     (539,014)
-----------------------------------------------------------------------------------------------------------------------------------
      Total Assets                            $ 3,184,758     $3,060,765     $3,034,296    $ 2,667,264    $ 2,187,033   $ 2,074,878
-----------------------------------------------------------------------------------------------------------------------------------
Notes, Mortgages and Other Debts              $   191,914     $  247,861     $  258,444    $   231,647    $   149,489   $   176,632
-----------------------------------------------------------------------------------------------------------------------------------
Redeemable Preferred Stock                    $    37,369     $   45,599     $   45,667    $    45,816            ---           ---
-----------------------------------------------------------------------------------------------------------------------------------
Consolidated Shareholders' Equity             $   674,447     $  580,861     $  575,762    $   395,589    $   433,845   $   389,188
-----------------------------------------------------------------------------------------------------------------------------------

* See Note 16 to the Consolidated Financial Statements related to the 1995 acquisition.

** The earnings per share amounts prior to 1997 have been re-stated as required to comply with Statement of Financial Accounting Standards No. 128, "Earnings Per Share". See Note 11 to the Consolidated Financial Statements for further discussion of SFAS 128.

-------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
-------------------------------------------------------------------------------

                    The Liberty Corporation and Subsidiaries

    The Liberty Corporation is a holding company with operations in insurance and broadcasting. Liberty ("the Company") markets its insurance products through its two insurance subsidiaries, Liberty Life Insurance Company and Pierce National Life Insurance Company (doing business and marketing products under the brand name "FamilySide"). Additionally, Liberty is one of the nation's largest life insurance third-party administrators, providing administrative services for over 4.5 million policies through Liberty Insurance Services Corporation. The Company's broadcasting subsidiary, Cosmos Broadcasting, consists of eight network affiliated stations in the Southeast and Midwest. Five stations are affiliated with NBC, two with ABC, and one with CBS.

                            SIGNIFICANT TRANSACTIONS

    On May 14, 1997, Liberty completed the sale of its business rental property and the majority of its business park land development projects to a partnership in which the general partner is a publicly-traded real estate investment trust ("REIT"). Liberty received cash, a note receivable, and partnership units (which are convertible into shares of the REIT) in exchange for the properties. The properties sold were held by both Liberty Life and the parent company, and had a book value of approximately $71.2 million at the sale date. The total consideration received on the sale of the real estate was approximately $79.8 million including the note receivable and the partnership units of the REIT. The cash proceeds of approximately $35 million from the sale were used to repay debt. Concurrent with the decision to sell its business rental property and business park land developments Liberty also de-emphasized its residential real estate operations. Future investments in residential real estate operations are expected to be limited to the amount necessary to complete on-going residential projects and the existing portfolio will be reduced as projects currently under development are sold. For financial reporting purposes all residential properties have been classified as held for disposal and are reported at the lower of cost or the fair market value less cost to sell. Liberty has recognized realized investment losses of approximately $6.6 million on its residential properties as a result of writing them down to net realizable value. The total net realized gain on the real estate transactions (including expenses associated with the sale and the residential write-downs) was approximately $1.2 million.
    On November 13, 1997, the Company announced that it had agreed to sell its wholly-owned subsidiary, Pierce National Life Insurance Company, to Fortis, Inc.. Under the agreement Fortis will acquire Pierce for $180 million cash, subject to certain adjustments, payable at closing. In connection with the sale of Pierce, the Company entered into a multi-year $51 million administrative services contract with Fortis, Inc. in which Liberty will provide back office administrative services for the pre-need insurance operations of Fortis. During December 1997, Fortis purchased newly issued shares of Pierce National for $37.2 million in cash, resulting in Fortis owning approximately 21% of the outstanding stock of Pierce at December 31, 1997. The company anticipates recognizing a loss on the sale of Pierce of approximately $14 million to $18 million. The sale is expected to close in the first quarter of 1998 pending final regulatory approvals.

    On February 10, 1998, the Company announced a tender offer whereby the Company planned to repurchase up to 2 million shares of its outstanding common stock pursuant to a "Dutch Auction" self-tender offer. The offer closed on March 11, 1998 and the Company repurchased 2.4 million shares of its common stock (including an additional 400,000 as a result of exercising its option to purchase an additional 2% of its outstanding common shares) for $52.00 per share under the offer. The stock purchase was funded from the Company's current credit facility.

     The combined effect of these transactions is expected to be slightly dilutive to earnings for 1998.


                             SUMMARY OF CONSOLIDATED
                              RESULTS OF OPERATIONS

    Consolidated net income for 1997 was $75.0 million, an increase of $37.6 million from the $37.3 million reported for 1996. The amounts reported for 1996 included a special charge of $26.9 million related principally to losses on unprofitable insurance products.

(In 000s)                    1997        1996        1995
------------------------- ----------- ----------- ------------
Revenues                   $660,256    $619,097    $605,681
------------------------- ----------- ----------- ------------

Income before income
    taxes                  $111,577    $ 56,499    $ 88,795
Income taxes                 36,626      19,159      29,442
------------------------- ----------- ----------- ------------
Net income                 $ 74,951    $ 37,340    $ 59,353
------------------------- ----------- ----------- ------------

    Adjusting for the special charges of $26.9 million in 1996, net income was $64.3 million, resulting in an increase in 1997 of $10.7 million (17%) over the adjusted 1996 earnings. The increase for 1997 was primarily the result of earnings growth of $2.1 million in the insurance operations (which included approximately $9.3 million of realized losses associated with the sale of the commercial real estate owned by Liberty Life and certain residential writedowns as previously mentioned), $1.4 million in Cosmos Broadcasting, with the remainder primarily from investment gains in the parent company associated with the sale of the Company's commercial real estate.

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

    Consolidated net income for 1996 was $37.3 million ($64.3 million excluding the special charges) and compares with $59.4 million earned in 1995. The adjusted 1996 increase over 1995 was primarily the result of earnings growth of $3.7 million in Cosmos Broadcasting.

    Consolidated 1997 revenues of $660.3 million were up 7% compared with the $619.1 million reported in 1996. A $26.6 million increase in insurance operations and a $14.0 million increase in the parent company contributed to the increase. Liberty Life's revenue increase of $24.9 million drove the insurance operations and was due to significant premium growth in the Specialized Marketing Division. The FamilySide pre-need operations reported an increase of $2.3 million. The growth in the parent company was related to approximately $10.5 million of net gains realized on the sale of its business rental property and the majority of its business park land development projects.

    Consolidated 1996 revenues of $619.1 million were up $13.4 million (2%) over the $605.7 million reported in 1995. A $17.8 million increase in broadcasting operations was partially offset by a $4.5 million decline in insurance revenues. Contributing to the decline in insurance operations revenues was a decrease of $23.9 million in the FamilySide pre-need operations as actions taken in mid-1995 to increase the profitability of the product portfolio had a detrimental impact on 1996 revenues.

    The Company has adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128") which changes the requirements for earnings per share disclosure. The new standard requires presentation of basic earnings per share and diluted earnings per share. Basic earnings per share excludes all potentially dilutive securities from the calculation and is calculated by dividing income available to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share reflects the potential dilution that could occur if all securities or other contracts to issue common stock were exercised or converted into common stock. Further discussion of earnings per share is contained in Note 11 to the Consolidated Financial Statements.

                                BUSINESS SEGMENTS

-------------------------------------------------------------------------------
Chart 1

Consolidated Income from Operations (in millions)

Data

1997     $70.9
1996     $66.0
1995     $60.8
1994     $52.9
1993     $45.4
1992     $37.1

-------------------------------------------------------------------------------

    Liberty reports the results of its business operations in two segments:
Insurance and Broadcasting. The insurance segment consists of Liberty's insurance operations, which markets life and health insurance through its three primary distribution systems, Agency, Specialized Marketing, and FamilySide. The broadcasting segment consists of Cosmos Broadcasting, which owns and operates eight network-affiliated television stations in the Southeast and Midwest. Activities of Corporate and other include financing and real estate operations. In order to make more meaningful comparisons, the segment data excludes the effect of realized investment gains and losses and special charges.

A reconciliation of the segment operations to net income is as follows:


(In 000s)                      1997       1996      1995
----------------------------------------------------------
Segment Operating Earnings:
Insurance                     $62,947    $56,508   $54,789
Broadcasting                   21,726     20,284    16,590
Corporate and other           (13,764)   (10,760)  (10,546)
----------------------------------------------------------
Total operating earnings       70,909     66,032    60,833
----------------------------------------------------------
Net realized investment
    gains (losses)              4,042     (1,748)   (1,480)
Special charges                   ---    (26,944)      ---
----------------------------------------------------------
Net income                    $74,951    $37,340   $59,353
----------------------------------------------------------

Diluted Earnings per Share:
Operating earnings            $  3.16    $  2.98   $  2.79
Net realized investment
    gains (losses)                .18      (0.09)    (0.07)
Special charges                   ---      (1.23)      ---
----------------------------------------------------------
Diluted Earnings per Share    $  3.34    $  1.66   $  2.72
----------------------------------------------------------


                         INSURANCE RESULTS OF OPERATIONS

    Operating earnings from insurance operations for 1997 were $62.9 million, an increase of 11% over the $56.5 million reported in 1996. Liberty Life's operating earnings increased $2.7 million to $44.8 million in 1997. Liberty Life's Specialized Marketing division continued to experience strong premium and profit growth primarily from one product line. This division reported a $32.7 million increase in premiums and a $4.9 million (110%) increase in operating earnings over 1996. The Specialized Marketing product line historically has contributed a relatively small portion of Liberty Life's earnings but over the past three years it has shown substantial growth. The Agency division of Liberty Life reported earnings that were level with the prior year. The FamilySide pre-need operating earnings of $18.0 million in 1997 represented a 29% increase compared with 1996. The increase resulted from a modest increase in premium revenues and a $3.9 million improvement in net investment income.

-------------------------------------------------------------------------------
Chart 2

Insurance Operations
Income from Operations (in millions)

Data

1997     $62.9
1996     $56.5
1995     $54.8
1994     $46.4
1993     $41.4
1992     $35.7

-------------------------------------------------------------------------------
Operating earnings from insurance operations for 1996 were $56.5 million, an increase of 3% over the $54.8 million reported in 1995. Liberty Life's operating earnings increased $1.4 million to $42.0 million in 1996. Strong premium and profit growth from an accidental death product in Liberty Life's Specialized Marketing division was partially offset as the Agency division reported lower profits due primarily to higher deferred policy acquisition cost amortization resulting from higher lapse experience. The FamilySide pre-need operating earnings of $14.0 million in 1996 represented a 3% increase compared with 1995. The increase in 1996 earnings came notwithstanding a 20% decline in premiums in 1996 compared with 1995. Several actions taken in 1995 and 1996 to consolidate the operations and improve the profitability of several prior year acquisitions combined to have a negative impact on premium revenues in 1996.

Insurance Operating Earnings (in 000s)

                                      1997       1996        1995
------------------------------------------------------------------
Revenues (exclusive of realized
   investment gains and losses)
Insurance premiums and
   policy charges                  $350,692    $321,671   $331,370
Net investment income               155,007     150,349    144,483
Service contract revenues             7,121       7,751      9,025
------------------------------------------------------------------
Total revenues                      512,820     479,771    484,878
Policy benefits                     227,927     218,901    236,774
Commissions                          78,939      66,146     54,583
General insurance expenses           67,480      64,326     68,246
Amortization of deferred
   acquisition costs and
   cost of business                  45,564      47,142     43,697
   acquired
Other                                   ---          21        114
------------------------------------------------------------------
Income from operations
   before income taxes               92,910      83,235     81,464
Income taxes                         29,964      26,727     26,675
------------------------------------------------------------------
Income from operations             $ 62,946    $ 56,508   $ 54,789
------------------------------------------------------------------

Insurance Operations Revenues *
(in millions)

Data

1997              512.8
1996              479.8
1995              484.9
1994              451.3
1993              369.8
1992              306.7

* Excluding realized investment gains and losses

    Revenues from insurance operations increased 7% to $512.8 million in 1997. Liberty Life reported an increase in operating revenues of $29.2 million, almost all of which was generated in the Specialized Marketing division. FamilySide reported an increase in operating revenues of $4.4 million, primarily from higher investment income.

    For 1996 revenues from insurance operations were $479.8 million, a decrease of $5.1 million compared with 1995. Liberty Life had a $17.5 million increase on the strength of the growth in Specialized Marketing premiums. Offsetting the growth in Liberty Life was a $21.3 million reduction in FamilySide operating revenues as premiums declined for the reasons previously discussed.

Pie Charts
Insurance Premiums and Policy Charges

1997
Agency                     39%
FamilySide Pre-need        30%
Specialized Marketing      29%
Other                       2%

1996
Agency                     43%
FamilySide Pre-need        32%
Specialized Marketing      22%
Other                       3%

    Policy benefits as a percent of premium were 65% in 1997, compared with 68% in 1996 and 71% in 1995. The decline in the ratio from 1996 to 1997 and from 1995 to 1996 was more a function of a change in the mix of business than an actual decline in mortality. The growth of Specialized Marketing premiums has the effect of reducing the overall benefit to premium ratio. The death benefit on the product that is providing the growth in Specialized Marketing is fully reinsured and there is no mortality cost associated with the product. The FamilySide products are primarily limited-pay or single pay products that have higher benefit to premium ratios than other Liberty products. Adjusting for the fluctuation in ratio caused by the change in mix of business, the Liberty Life benefit-to-premium ratio was 70% in 1997 compared with 68% in 1996, and the benefit-to-premium ratio for FamilySide was 93% and 91% for 1997 and 1996, respectively. Overall, the benefit-to-premium ratio for 1997 was within the expected levels, considering that claims are inherently variable and will fluctuate, particularly when measured over a short period of time.

    The commission-to-premium ratio was 23% in 1997, compared with 21% and 16% in 1996 and 1995, respectively. Similar to the benefit-to-premium ratio, the increase for 1997 over 1996 and for 1996 over 1995 was caused primarily by a change in the mix of business due to the growth of the Specialized Marketing accidental death product. The product is marketed by a third party marketing group. Payments to the group include the traditional commissions as well as compensation for certain general and administrative functions performed by the marketing group. For financial reporting purposes all payments to the marketing group are classified as commissions.

    General insurance expenses increased $3.2 million in 1997 from the amounts reported in 1996. The majority of this increase occurred in Liberty Life where the Company recognized charges to increase reserves on a self-insured health plan and charges related to a system conversion. Excluding Liberty Insurance Services expenses from all years, the expense-to-premium ratio was 17% for 1997, compared with 18% for 1996 and 1995.

    Amortization of deferred acquisition costs and cost of business acquired decreased $1.6 million from 1996. The amortization-to-premium ratio was 13% in 1997, compared with 15% and 13% in 1996 and 1995, respectively. The primary variable in the amortization expense from year to year is policy persistency, or lapses. Lapse experience in 1997 in Liberty Life's Agency division was slightly below the prior year. Lapse experience in 1996 was higher than the previous two years resulting in higher levels of amortization expense in 1996 compared with 1995. During 1996 FamilySide recorded a one-time adjustment related to a master file conversion that resulted in higher amortization expense, and accounted for the majority of the decrease in 1997 from the prior year. Specialized Marketing lapses are influenced by, among other factors, the level of mortgage loan refinancing activity. Mortgage loan interest rates have been gradually decreasing over the last couple of years and the trend has continued into early 1998. Assuming the low interest rates begin to result in a large number of refinancings, there is a risk that the Specialized Marketing lapses could increase as a result of the loans on which this protection is carried being refinanced; however, there has not been any marked increase in the level of Specialized Marketing lapses to date.

                       BROADCASTING RESULTS OF OPERATIONS

(In 000s)                       1997        1996       1995
-------------------------------------------------------------
Gross broadcasting revenues   $137,898    $137,336   $119,529
Agency commissions              19,005      19,433     16,378
-------------------------------------------------------------
Net broadcasting revenues      118,893     117,903    103,151
Broadcasting expenses           76,679      75,534     67,568
-------------------------------------------------------------
Income from operations
   before interest and          42,214      42,369     35,583
   taxes
Interest expense                 8,348       8,630      8,456
-------------------------------------------------------------
Income from operations
   before income taxes          33,866      33,739     27,127
-------------------------------------------------------------
Income taxes                    12,140      13,455     10,537
-------------------------------------------------------------
Income from operations        $ 21,726    $ 20,284   $ 16,590
-------------------------------------------------------------

   Gross broadcasting revenues for 1997 were $137.9 million compared with $137.3 million in 1996. Although 1997 was expected to be a down year in the revenue cycle due to the lack of major political races and Olympic Games, Cosmos managed to report increases in all revenue categories that more than offset a decline of over $7.0 million in political revenues from the prior year. Cosmos major sources of revenue growth were national and local advertising due to the continued strength in the economy, as well as revenue from its cable operations. Cable advertising sales, a business Cosmos entered in 1994, produced revenue of $7.5 million in 1997, compared with $6.3 million in 1996 and $5.1 million in 1995.

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

    Broadcasting expenses rose only 2% in 1997 compared with the 1996 levels. This compares with a 12% increase in 1996 over the 1995 levels. A portion of the expense increase in 1996 came from the cost of the extensive coverage of the Olympics. Cosmos also benefited from a favorable $1.3 million adjustment to income tax expense during 1997.


-------------------------------------------------------------------------------
Broadcasting Operations
Income from Operations (in millions)

1997     $21.7
1996     $20.3
1995     $16.6
1994     $12.9
1993     $ 9.7
1992     $10.3

-------------------------------------------------------------------------------



   An additional measure of broadcasting performance is operating cash flow, defined as operating earnings before depreciation and amortization, interest, taxes and corporate expenses. Operating cash flow, and the related efficiency ratio (operating cash flow divided by revenues net of agency commissions) are measurements of broadcasting operating margins. For the year broadcasting cash flow was $51.9 million compared to $52.5 million in 1996 and $44.9 million in 1995. The efficiency ratio was 44% in 1997, compared with 45% in 1996 and 43% in 1995.


-------------------------------------------------------------------------------
Broadcasting Operations
Cash Flow (in millions)

1997     $51.9
1996     $52.5
1995     $44.9
1994     $33.0
1993     $27.8
1992     $28.2

-------------------------------------------------------------------------------

    The Company closed the acquisition of WLOX-TV on February 28, 1995. The purchase price of $40.1 million was funded with a combination of 599,985 shares of 1995-A Series convertible preferred stock with a stated value of $35 per share; cash of $5.6 million; and a note payable for $13.5 million. The Company continues to look for attractive opportunities within the broadcasting industry for future acquisitions. Recognizing that the value of broadcast properties is very high in the current market, Cosmos will selectively evaluate acquisition opportunities that fit our goal of operating stations that are the premier provider of news and programming in our markets.

                               CORPORATE AND OTHER
    Corporate and other includes general corporate activities such as the overall management, legal and finance operations, debt service on debt not allocated to segments, intercompany eliminations and the operations of Liberty Properties Group and Liberty Capital Advisors. The increased loss in Corporate and Other was due to higher expense levels in the parent company and lower earnings in the remaining real estate operations. There was no significant change in the financial results in this area for 1996 compared with 1995.


                               IMPACT OF YEAR 2000

    The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send premium notices, or engage in similar normal business activities.

    The Company has completed an assessment and will have to modify or replace portions of its software so that its systems will function properly with respect to dates in the year 2000 and thereafter. The Company believes that with modifications to existing software and conversions to new software, the Year 2000 issue will not pose significant operational problems for its computer systems.

    The Company has initiated formal communications with all of its significant suppliers and vendors to determine the extent to which the Company's interface systems are vulnerable to those third parties' failure to remediate their own Year 2000 issues. The Company's total Year 2000 project costs and estimates to complete include the estimated costs and time associated with the impact of third party Year 2000 issues based on information presently available. However, there can be no guarantee that the systems of other companies on which the Company's systems rely will be timely converted and would not have an adverse effect on the Company's systems.

    The Company has begun the process of reprogramming, replacing and testing software for Year 2000 modifications. The Company anticipates being substantially complete with the Year 2000 project by December 31, 1998. The Company has implemented several major systems projects during the last three years that were not specifically performed to remediate Year 2000 issues. However, during the course of those projects, systems have been modified to ensure that they are Year 2000 compliant. The total cost of the projects undertaken beginning in 1995 for which a component of the project, or the entire project, had to do with remediating the Year 2000 problem is estimated to be approximately $17 million and is being funded through operating cash flows. Of the total, approximately $2.3 million will be expensed as incurred, with the remainder to be capitalized as it relates primarily to upgrading or replacing systems for business reasons other than the Year 2000. To date the Company has incurred approximately $9.3 million dollars of costs ($8.7 million capitalized and $0.6 million expensed).

                                   INVESTMENTS

   As of December 31, 1997, Liberty's consolidated investment portfolio was carried at $2.2 billion compared with $2.1 billion at the end of 1996. Approximately 77% of consolidated invested assets were in fixed maturity securities (bonds and redeemable preferred stocks), 11% were in mortgage loans, 5% in policy loans, with the balance consisting of equity securities (4%), real estate (2%), and other long-term investments (1%).

   The overall average credit rating of fixed maturity securities as of December 31, 1997 was AA-. Less than investment grade securities comprised 3.2% of the fixed maturity portfolio at December 31, 1997, compared with 2.6% at December 31, 1996.



-------------------------------------------------------------------------------
Bond Portfolio Quality Rating

AAA               46.2%
AA                10.4%
A                 19.5%
BBB               20.7%
Below BBB          3.2%

-------------------------------------------------------------------------------


   Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" requires that all debt and equity securities be classified into one of three categories -- held to maturity, available for sale, or trading. As of December 31, 1997 and 1996, all securities have been classified as available for sale and are carried at fair value.

   SFAS 115 requires that available for sale securities be carried at fair value, with unrealized gains and losses, net of adjustment for deferred income taxes and deferred acquisition costs related to universal life products, reported directly in shareholders' equity. The fair value of Liberty's fixed maturity portfolio, and the related adjustment to shareholders' equity, is significantly affected by changes in the overall interest rate environment. During 1997 and 1996 interest rates have been relatively stable. In 1997, there was an increase in equity resulting from an increase in the fair value of the portfolio of $21.8 million, whereas during 1996 shareholders' equity decreased $18.3 million as a result of changes in fair value of security holdings. The 1997 and 1996 results were in marked contrast to the significant fluctuations reported in 1995, when, as interest rates fell throughout the year, shareholders' equity increased $111.1 million, reflecting the change in the fair value of the portfolio. While the volatility experienced in the last two years was not as great as that experienced in 1995, it is likely that there will continue to be significant fluctuations in shareholders' equity as a result of carrying fixed maturity securities at market value.


Fixed Maturity Securities
Ratio of Fair Value to Amortized Cost Chart

1997     105.4%
1996     103.6%
1995     106.1%
1994      95.7%
1993     107.4%
1992     107.9%

   Although Liberty's entire fixed maturity and equity security portfolios have been classified as available for sale, Liberty follows a value-oriented, as opposed to a trading-oriented, investment philosophy concerning its securities portfolios. Accordingly, turnover in the portfolios has historically been low and has related primarily to restructuring portfolios acquired through acquisitions or to manage Liberty's tax position. Gains trading, which Liberty believes is short-sighted, is not consistent with its investment philosophy of longer term value-oriented investing. Throughout 1997 and continuing into 1998, yields were at historically low levels and the yield curve is relatively flat. In this environment, in order to generate incremental returns above market yields without sacrificing credit quality, it may be necessary to more actively trade securities.

   Approximately 40% of Liberty's $1.7 billion fixed maturity portfolio at December 31, 1997, was composed of mortgage-backed securities. This compares with approximately 45% at year-end 1996. Certain mortgage-backed securities are subject to significant prepayment risk or extension risk due to changes in interest rates. In periods of declining interest rates mortgages may be repaid more rapidly than scheduled as borrowers refinance higher rate mortgages to take advantage of the lower current rates. As a result, holders of mortgage-backed securities may receive large prepayments on their investments that cannot be reinvested at interest rates comparable to the rates on the prepaid mortgages. In a rising interest rate environment refinancings are significantly curtailed and the payments to the holders of the securities decline, limiting the ability of the holder to reinvest at the higher interest rates. Mortgage-backed pass-through securities and sequential collateralized mortgage obligations ("CMO's"), which comprised 19% of the book value of Liberty's mortgage-backed securities at December 31, 1997, and 17% at year-end 1996, are sensitive to prepayment or extension risk. The remaining 81% of Liberty's mortgage-backed investment portfolio at December 31, 1997, consisted of planned amortization class ("PAC") instruments. This compares to 83% at December 31, 1996. These investments are designed to amortize in a more predictable manner by shifting the primary prepayment and extension risk of the underlying collateral to investors in other tranches of the CMO. PAC's are tranches of CMO's specifically designed to protect against prepayment or extension risk. In periods of declining interest rates, prepayments are first applied to the non-PAC tranches of the CMO, creating improved call protection for the PAC tranches. Only after all non-PAC tranches have been paid off are prepayments applied to the PAC tranche. In periods of increasing interest rates, prepayments are first applied to the PAC tranche, thus reducing extension risk for PACs. As a result, PACs have a more stable cash flow than most other mortgage securities because they have better call protection and less extension risk.

   Mortgage loans of $244.8 million comprised 11% of the consolidated investment portfolio at December 31, 1997. This compares to mortgage loans of $230.9 million, or 11%, of the consolidated investment portfolio at December 31, 1996. Substantially all of these mortgage loans are commercial mortgages with a loan-to-value ratio not exceeding 75% when made. Approximately 53% of these loans at December 31, 1997, are concentrated in North and South Carolina; and 92% are in the states of North Carolina, South Carolina, Virginia, Florida, Georgia, Tennessee and Louisiana. Mortgage loan delinquencies, defined as payments 60 or more days past due, have historically been low and were 1.0% at the end of 1997 compared to the latest available industry rate of 1.3%.

As of December 31, 1997 and 1996, investment real estate totaled $49.2 million and $132.7 million, representing 2% and 6%, respectively, of the consolidated investment portfolio. As previously mentioned, the decline is due to the sale of the Company's business rental property and the majority of its business park land development projects during the second quarter of 1997. The majority of the remaining residential property is located in South Carolina and Georgia.

   Liberty has experienced pre-tax impairments on investment assets of $7.2 million, $4.3 million and $9.5 million for the years ended December 31, 1997, 1996, and 1995, respectively. The high level of impairments in 1997 was due to approximately $6.6 million of writedowns associated with the remaining residential properties which are being carried at the lower of cost or fair market value less costs to sell, and write-downs taken on an oil and gas investment. The high level of write-downs in 1995 was due primarily to write-downs taken on an oil and gas investment. While the level of impairments is not predictable, management does not expect impairments to have a significant impact on Liberty's results of operations or liquidity.

                   LIABILITIES, REDEEMABLE PREFERRED STOCK AND
                              SHAREHOLDERS' EQUITY

    In March 1995, Liberty entered into a $375 million multi-tranche credit facility. The facility consisted of a $225 million revolving credit facility maturing in 1999; a $100 million seven year term loan facility; and a $50 million facility substantially identical to the revolving facility, which was convertible into terms substantially identical to the term facility anytime prior to March 1997. In March 1997, the Company terminated the $50 million convertible loan commitment and reduced the amount available under the revolving credit agreement by $50 million, thereby reducing the total amount available under the facility to $275 million consisting of the $100 million term loan facility and the $175 million revolving facility. In August 1997, the Company repaid the term portion of its previous credit facility, using a combination of funds available under the revolving portion of the facility and short term borrowings from various lending institutions. Additionally, the Company repaid approximately $35.0 million under the revolving facility using the cash proceeds from the sale of its business rental property and the majority of its business park land development projects. The current credit facility contains various restrictive covenants typical of a credit facility agreement of this size and nature. These restrictions primarily pertain to levels of indebtedness, limitations on payment of dividends, limitations on the quality and types of investments, and capital expenditures. Additionally, Liberty must also comply with several financial covenant restrictions under the revolving credit agreement including defined ratios of consolidated debt to cash flow, consolidated debt to consolidated total capital, and fixed charges coverage.

    In January 1998, the Company entered into a short term loan agreement for $140 million whereby the Company may borrow any amount up to $140 million to use for financing the stock repurchase plan as previously discussed, or for other general operating purposes. Any amount borrowed under this agreement matures and is to be paid in full on March 31, 1998.

    In February 1998, Liberty initiated the process of refinancing its current remaining facility into a new $300 million credit facility, with an option to borrow up to an additional $150 million for a total commitment of $450 million. The new revolving credit facility is expected to mature five years from the date of closing of the facility.

    The sale of Pierce National Life is expected to close during the first quarter of 1998. The Company will use a portion of the proceeds from the sale to repay debt under the credit facility.

    During March 1998, the Company borrowed approximately $125 million under the facility to fund the repurchase of 2.4 million shares of its common stock pursuant to the stock tender transaction previously discussed.



Debt to Capital Ratio
Excluding Unrealized Investment Gains and Losses

1997     22.8%
1996     29.7%
1995     31.4%
1994     31.9%
1993     25.9%
1992     31.4%

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

    In 1995, Liberty issued 599,985 shares of Series 1995-A Voting Cumulative Convertible Preferred Stock, having a total redemption value of $21.0 million, or $35.00 per share, in connection with the acquisition of WLOX-TV. The Company has the right to redeem any or all of the shares from time to time at any time beginning five years and one month after the date of issue in exchange for cash, common stock, or a combination of both. Generally, the amount of consideration on the 1995-A Series will be equivalent to $35.00 per share plus the amount of any accumulated and unpaid dividends. There is no sinking fund for the redemption of the preferred stock. These shares are considered common stock equivalents for financial reporting purposes.

   The National Association of Insurance Commissioners (the "NAIC") has Risk-Based Capital ("RBC") requirements for life/health insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks such as asset quality, mortality and morbidity, asset and liability matching, and other business factors. The RBC formula is used by states as an early warning tool to identify companies that potentially are inadequately capitalized for the purpose of initiating regulatory action. In addition, the formula defines minimum capital standards that supplement the current system of low fixed minimum capital and surplus requirements on a state-by-state basis. The RBC ratios for the insurance subsidiaries significantly exceed the minimum capital requirements at December 31, 1997.


                                   CASH FLOWS

   The parent company's short-term cash needs consist primarily of: (1) working capital requirements, (2) interest on corporate debt, (3) dividends to shareholders and (4) funds for real estate investments. The parent company's primary long-term cash need is the repayment of corporate debt. The parent company depends primarily on dividends, debt service payments and consolidated tax return benefits paid to it by its subsidiaries to meet its short-term and long-term cash needs. Historically, Liberty's primary businesses - insurance and broadcasting - have provided sufficient liquidity to fund their operations and the operations of the parent company. Liberty receives funds from its insurance subsidiaries primarily in the form of dividends. Dividends from each insurance subsidiary are restricted under applicable state law. Annual dividends in excess of maximum amounts prescribed by state statutes ("extraordinary dividends") may not be paid without the approval of the insurance commissioner of each state in which an insurance subsidiary is domiciled. See Note 9 to the Consolidated Financial Statements.

   On a consolidated basis, Liberty's net cash flow from operating activities was $61.8 million for 1997 compared with $74.2 million for 1996 and $87.4 million for 1995. Liberty's net cash provided by investing activities was $2.8 million for 1997 compared with net cash used of $88.9 million in 1996 and $133.6 million in 1995. The sources of net cash provided in 1997 was the sale of the commercial real estate as described previously, and the sale of Pierce National Stock to Fortis, Inc.. For financial reporting, notes receivable of approximately $17.3 million and partnership units of the REIT received as consideration for the real estate are non-cash items and are not reported in the Statement of Cash Flows. The net cash used in investing activities in 1996 and 1995 was primarily to fund the purchase of investment securities. Cash flow from financing activities fluctuates primarily based on the level of borrowings or debt repayment. In 1997 cash flow used in financing activities was $39.6 million, compared with cash provided by financing activities of $7.7 million and $38.4 million in 1996 and 1995, respectively. The Company used cash proceeds of approximately $35 million from the sale of real estate to repay debt in 1997. Debt repayments exceed borrowing proceeds by $55.9 million in 1997 and by $12.3 million in 1996. In 1995 proceeds from borrowings exceeded debt repayments by $11.4 million. As a result of its activities, Liberty had a net increase in cash of $25.0 million in 1997, a decrease in cash of $7.0 million in 1996 and a $7.7 million decrease in 1995.

   Liberty believes that its current level of cash and future cash flows from operations is sufficient to meet the needs of its business and to satisfy its debt service. If suitable opportunities arise for additional acquisitions, Liberty plans to draw on its revolving credit facility or use Common Stock or Preferred Stock as payment of all or part of the consideration for such acquisitions; or Liberty may seek additional funds in the equity or debt markets. As previously mentioned, during the first quarter of 1998 the Company used a substantial amount of the proceeds from the sale of Pierce National to repurchase common stock. Under Liberty's credit facility, there exists no restriction on acquisition funding; however, consolidated debt is limited to a maximum of $385 million and the total debt to capital ratio is limited to 35%. At December 31, 1997 outstanding debt totaled $191.9 million and the debt to capital ratio was 22.8%.

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

   Other Company commitments are shown in Note 8 to the Consolidated Financial Statements. Further discussion of investments and valuation is contained in Notes 1, 2 and 17 to the Consolidated Financial Statements.

                           FORWARD LOOKING INFORMATION

   The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward looking statements. Certain information contained herein or in any other written or oral statements made by, or on behalf of the Company, are or may be viewed as forward looking. Although the Company has used appropriate care in developing any such forward looking information, forward looking information involves risks and uncertainties that could significantly impact actual results. These risks and uncertainties include, but are not limited to, the following: changes in general economic conditions, including the performance of financial markets and interest rates; competitive, regulatory, or tax changes that affect the cost of or demand for the Company's products; and adverse litigation results. The Company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future developments, or otherwise.

CONSOLIDATED BALANCE SHEETS
THE LIBERTY CORPORATION AND SUBSIDIARIES
(In 000's)

At December 31                                                                                  1997             1996
--------------------------------------------------------------------------------------------------------------------------
ASSETS

Investments:
  Fixed maturity securities
     Available for sale, at market, cost of $1,587,587 in 1997 and $1,465,213 in 1996          $1,673,888       $1,517,539
  Equity securities, primarily at market, cost of $55,992 in 1997, $61,431 in 1996                 74,568           75,591
  Mortgage loans                                                                                  244,821          230,910
  Investment real estate, at cost less accumulated depreciation $10,742 in 1997,                   49,169          132,696
       $13,619 in 1996
  Policy loans                                                                                    100,322           98,816
  Other long-term investments                                                                      18,459           22,470
  Short-term investments                                                                              250              250
--------------------------------------------------------------------------------------------------------------------------
Total Investments                                                                               2,161,477        2,078,272
--------------------------------------------------------------------------------------------------------------------------

Cash                                                                                               61,786           36,774
Accrued investment income                                                                          21,723           20,817
Receivables net of bad debt reserves, $1,441 in 1997, $2,310 in 1996                               69,433           64,074
Receivable from reinsurers                                                                        278,165          277,578
Deferred acquisition costs                                                                        275,615          262,182
Cost of business acquired                                                                          62,226           70,764
Buildings and equipment, at cost, less accumulated depreciation $114,473 in 1997,                  74,338           79,808
       $106,513 in 1996
Intangibles related to television operations, at cost, net of amortization $29,168 in              90,080           93,979
       1997, $25,269 in 1996
Goodwill related to insurance acquisitions, at cost, net of amortization $10,929 in                33,950           35,608
       1997, $9,315 in 1996
Other assets                                                                                       55,965           40,909
--------------------------------------------------------------------------------------------------------------------------
Total Assets                                                                                   $3,184,758       $3,060,765
--------------------------------------------------------------------------------------------------------------------------

At December 31                                                                                 1997             1996
-------------------------------------------------------------------------------------------------------------------------
LIABILITIES, REDEEMABLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY

Liabilities:
   Policy liabilities:
     Future policy benefits                                                                  $1,890,786        $1,853,173
     Claims and benefits payable                                                                 36,991            31,450
     Policyholder funds                                                                          28,154            28,488
-------------------------------------------------------------------------------------------------------------------------
                                                                                              1,955,931         1,913,111

Notes and mortgages payable                                                                     191,914           147,861
Long-term debt                                                                                      ---           100,000
Accrued income taxes                                                                              3,282             5,163
Deferred income taxes                                                                           173,562           163,139
Accounts payable and accrued expenses                                                           106,191           101,209
Other liabilities                                                                                 4,902             3,822
Minority interest                                                                                37,160               ---
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                                             2,472,942         2,434,305
-------------------------------------------------------------------------------------------------------------------------

Redeemable Preferred Stock:
   1994-A Series, $35.00 redemption value, 504,168 and 668,207 shares issued and
       outstanding in 1997 and 1996, respectively                                                17,646            23,387
   1994-B Series, $37.50 redemption value, 525,948 and 592,334 shares issued and
       outstanding in 1997 and 1996, respectively                                                19,723            22,212
-------------------------------------------------------------------------------------------------------------------------
Total Redeemable Preferred Stock                                                                 37,369            45,599
-------------------------------------------------------------------------------------------------------------------------

Shareholders' Equity:
   Common stock
     Authorized - 50,000,000 shares, no par value
     Issued and outstanding - 20,712,686 shares in 1997, 20,214,738 shares in 1996              182,994           163,443
   Convertible preferred stock 1995-A Series, 599,985 shares issued and outstanding              20,999            20,999
   Preferred stock
     Authorized - 10,000,000 shares
     Issued and outstanding - 1,630,101 shares in 1997, 1,860,526 shares in 1996
   Unearned stock compensation                                                                  (10,872)           (7,168)
   Unrealized appreciation on fixed maturity securities available for sale and equity
       securities                                                                                61,515            39,726
   Cumulative foreign currency translation adjustment                                               335              (204)
   Retained earnings                                                                            419,476           364,065
-------------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                                                      674,447           580,861
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Total Liabilities, Redeemable Preferred Stock and Shareholders' Equity                       $3,184,758        $3,060,765
-------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
THE LIBERTY CORPORATION AND SUBSIDIARIES
(In $000's, except per share data)


For the Years Ended December 31                                              1997              1996             1995
-------------------------------------------------------------------------------------------------------------------------
REVENUES
   Insurance premiums and policy charges                                     $350,692          $321,371          $331,370
   Broadcasting revenues                                                      137,898           137,336           119,529
   Net investment income                                                      158,319           155,221           148,670
   Service contract revenues                                                    7,121             7,751             9,025
   Realized investment gains (losses)                                           6,226            (2,582)           (2,913)
-------------------------------------------------------------------------------------------------------------------------
Total revenues                                                                660,256           619,097           605,681
-------------------------------------------------------------------------------------------------------------------------

EXPENSES
   Policyholder benefits                                                      227,927           218,751           236,774
   Insurance commissions                                                       78,939            66,483            54,583
   General insurance expenses                                                  67,270            73,790            67,703
   Amortization of deferred acquisition costs and cost of business
      acquired                                                                 45,564            73,967            43,780
   Broadcasting expenses                                                       95,588            94,867            83,849
   Interest expense                                                            13,209            15,139            15,047
   Other expenses                                                              20,182            19,601            15,150
-------------------------------------------------------------------------------------------------------------------------
Total expenses                                                                548,679           562,598           516,886
-------------------------------------------------------------------------------------------------------------------------

Income before income taxes                                                    111,577            56,499            88,795
Provision for income taxes                                                     36,626            19,159            29,442
-------------------------------------------------------------------------------------------------------------------------

Net income                                                                   $ 74,951          $ 37,340          $ 59,353
-------------------------------------------------------------------------------------------------------------------------

EARNINGS PER COMMON SHARE
-------------------------------------------------------------------------------------------------------------------------
Basic earnings per common share                                              $   3.50          $   1.67          $   2.80
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Diluted earnings per common share                                            $   3.34          $   1.66          $   2.72
-------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
THE LIBERTY CORPORATION AND SUBSIDIARIES
(In 000's)

For the Years Ended December 31                                              1997              1996             1995
------------------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Net income                                                               $    74,951        $   37,340        $   59,353
Adjustments to reconcile net income to net cash provided by
     operating activities:
   Increase in policy liabilities                                              7,390             5,545            18,845
   Increase (decrease) in accounts payable and accrued expenses                2,571            14,050            (3,964)
   Increase in receivables                                                    (6,600)           (4,645)           (3,311)
   Amortization of deferred acquisition costs and cost of business
     acquired                                                                 45,564            73,967            43,780
   Policy acquisition costs deferred                                         (55,312)          (51,122)          (54,522)
   Realized investment (gains) losses                                         (6,226)            2,582             2,913
   Gain on sale of operating assets                                           (2,011)           (3,172)           (3,231)
   Depreciation and amortization                                              20,870            22,387            19,034
   Amortization of bond premium and discount                                  (7,575)           (5,835)           (7,485)
   Provision for deferred income taxes                                         1,613            (8,905)            6,225
   All other operating activities, net                                       (13,394)           (7,957)            9,803
------------------------------------------------------------------------------------------------------------------------
   NET CASH PROVIDED BY OPERATING ACTIVITIES                                  61,841            74,235            87,440
------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Investment securities sold - Available for sale                              128,513           181,572           155,670
Investment securities matured or redeemed by issuer:
     Available for sale                                                      100,031            75,369            32,913
     Held to maturity                                                            ---               ---            35,494
Cost of investment securities acquired - Available for sale                 (288,053)         (322,633)         (329,918)
Mortgage loans made                                                          (50,067)          (38,845)          (32,905)
Mortgage loan repayments                                                      35,535            21,111            22,712
Purchase of investment properties, buildings and equipment                   (21,552)          (43,926)          (62,955)
Sale of investment properties, buildings and equipment                        63,164            37,858            49,103
Purchases of short-term investments                                          (42,423)          (73,602)          (43,607)
Sales of short-term investments                                               42,423            73,352            50,871
Cash received on issuance of Pierce National Life common stock                37,160               ---               ---
Net cash paid on purchase of television station                                  ---               ---            (5,140)
All other investment activities, net                                          (1,940)              823            (5,828)
------------------------------------------------------------------------------------------------------------------------
   NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES
                                                                               2,791           (88,921)         (133,590)
------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from borrowings                                                   2,505,000         2,957,704         1,901,901
Principal payments on debt                                                (2,560,947)       (2,970,011)       (1,890,521)
Dividends paid                                                               (19,540)          (18,366)          (16,814)
Stock issued for employee benefit and compensation programs                    3,884             1,441             2,909
Return of policyholders' account balances                                    (38,949)          (35,966)          (32,637)
Receipts credited to policyholders' account balances                          70,932            72,917            73,653
------------------------------------------------------------------------------------------------------------------------
   NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES
                                                                             (39,620)            7,719            38,491
------------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH                                                   25,012            (6,967)           (7,659)
Cash at beginning of year                                                     36,774            43,741            51,400
------------------------------------------------------------------------------------------------------------------------
CASH AT END OF YEAR                                                      $    61,786        $   36,774        $   43,741
------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
THE LIBERTY CORPORATION AND SUBSIDIARIES
(Amounts in 000's except per share data)



                                                                        UNEARNED     UNREALIZED    CUMULATIVE
                                     COMMON               CONVERTIBLE    STOCK         SECURITY     FOREIGN
                                     SHARES      COMMON    PREFERRED    COMPEN-     APPRECIATION    CURRENCY   RETAINED
                                   OUTSTANDING   STOCK       STOCK       SATION    (DEPRECIATION)  TRANSLATION EARNINGS     TOTAL
----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1995            19,841    $ 152,956         ---  $  (5,319)   $     (53,109)  $(1,491)   $302,552   $395,589

Net income                                                                                                       59,353     59,353
Net unrealized investment gains                                                           111,095                          111,095
Dividends - Common Stock -
   $0.665 per share                                                                                             (13,283)   (13,283)
Dividends - Redeemable Preferred
   Stock - $2.10 per share                                                                                       (2,658)    (2,658)
Dividends - Convertible
   Preferred Stock - $1.4583 per                                                                                   (873)      (873)
   share
Foreign currency translation
    adjustment                                                                                          492                    492
Stock issued for employee
   benefit and performance
   incentive compensation                216       5,631                    (731)                                            4,900
   programs
Stock issued as part of the
   purchase price of                                           20,999                                                       20,999
   acquisitions
Stock issued for conversion of
    redeemable preferred stock             4         148                                                                       148
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995          20,061     158,735       20,999     (6,050)          57,986      (999)    345,091    575,762

Net income                                                                                                       37,340     37,340
Net unrealized investment losses                                                          (18,260)                         (18,260)
Dividends - Common Stock -
    $0.725 per share                                                                                            (14,666)   (14,666)
Dividends - Redeemable Preferred
    Stock - $2.10 per share                                                                                      (2,652)    (2,652)
Dividends - Convertible
   Preferred Stock - $1.75 per                                                                                   (1,048)    (1,048)
   share
Foreign currency translation
    adjustment                                                                                          795                    795
Stock issued for employee
   benefit and performance
   incentive compensation                152       4,641                  (1,118)                                            3,523
   programs
Stock issued for conversion of
    redeemable preferred stock             2          67                                                                        67
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996          20,215     163,443       20,999     (7,168)          39,726      (204)    364,065    580,861

Net income                                                                                                       74,951     74,951
Net unrealized investment gains                                                            21,789                            1,789
Dividends - Common Stock -
    $0.785 per share                                                                                            (15,957)   (15,957)
Dividends - Redeemable Preferred
    Stock - $2.10 per share                                                                                      (2,535)    (2,535)
Dividends - Convertible Preferred
    Stock - $1.75 per share                                                                                      (1,048)    (1,048)
Foreign currency translation
    adjustment                                                                                          539                    539
Stock issued for employee
   benefit
    and performance incentive            268      11,320                  (3,704)                                            7,616
   compensation programs
Stock issued for conversion of
    redeemable preferred stock           230       8,231                                                                     8,231
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997          20,713    $182,994      $20,999   $(10,872)        $61,515    $   335    $419,476   $674,447
----------------------------------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.

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

   ORGANIZATION - The Company's operations include the sale and service of life insurance products in the United States and Canada and television broadcasting operations in the United States. The insurance operations are licensed to do business in 49 states plus the District of Columbia and all Canadian provinces and territories. While the majority of the Company's assets and revenues are generated from its insurance operations, the Company also is a major television group broadcaster, owning and operating eight network affiliated television stations throughout the southeastern and midwestern states. Information on the Company's operations by segment is included on page 27 of this report (see Note
18).

   USE OF ESTIMATES AND ASSUMPTIONS - Financial statements prepared in accordance with generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. Actual results could differ from those estimates and assumptions.

   INSURANCE PREMIUMS AND POLICY CHARGES - Revenues for traditional life insurance and accident and health insurance are recognized over the premium paying period as they become due. For limited payment whole life products, the excess of the premiums received over the portion of the premiums required to provide for benefits and expenses is deferred and recognized in income over the anticipated life of the policy. For universal life products, revenues consist of policy charges for the cost of insurance, administration of the policies and surrender charges during the period. Policy issue fees are deferred and recognized in income over the life of the policies in relation to the incidence of expected gross profits.

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

   FUTURE POLICY BENEFITS include insurance reserves and policy maintenance expenses for traditional life insurance and accident and health insurance. Future policy benefits are associated with earned premiums so as to recognize profits over the premium paying period. This association is accomplished by recognizing the liabilities for insurance reserves on a net level premium method based on assumptions deemed appropriate at the date of issue (or as of the date of acquisition for acquired blocks of business) as to future investment yield, mortality, morbidity, withdrawals and maintenance expenses and including margins for adverse deviations. Interest assumptions are based on Company experience. Mortality, morbidity, and withdrawal assumptions are based on recognized actuarial tables or Company experience, as appropriate. Accident and health reserves consist principally of unearned premiums and claims reserves, including provisions for incurred but unreported claims.

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

   INVESTMENTS - The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" effective January 1, 1994. SFAS No. 115 requires that all debt and equity securities be classified into one of three categories -- held to maturity, available for sale, or trading. The Company currently has no securities classified as held to maturity or trading. Prior to the adoption of SFAS No. 115, all fixed maturity securities were carried at amortized cost. On November 15, 1995, the Financial Accounting Standards Board issued a Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities". In accordance with the provisions in that Special Report, on

December 31, 1995, the Company chose to reclassify all securities previously classified as held to maturity to available for sale. The market value and amortized cost of the securities transferred were $307,100,000 and $281,691,000, respectively, at December 31, 1995. As a result of the transfer, shareholders' equity was increased $14,645,000 (net of deferred income taxes and adjustment to deferred acquisition costs related to universal life products) to reflect the unrealized gain on securities previously carried at cost.



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

    INTEREST RATE CAPS AND SWAPS are used to limit the impact of changing interest rates on the Company's debt, which is all floating rate (see Note 5). The net interest effect of the swap transaction is reported as an adjustment to interest expense as incurred. Interest rate caps are occasionally used to protect a portion of the remaining debt against significant increases in interest rates. Premiums paid for the interest rate caps are being amortized to interest expense over the terms of the caps.

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

    STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 114, "Accounting by Creditors for Impairments of a Loan" and Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairments of a Loan--Income Recognition and Disclosures" were adopted by the Company effective January 1, 1995. Under the standards, the Company provides for estimated credit losses related to the mortgage loans where it is probable that all amounts due according to the contractual terms of the mortgage agreement will not be collected. This provision for credit losses is based on discounting the expected cash flows from the loan using the loan's initial effective interest rate, or the fair value of the collateral for certain collateral dependent loans. The initial adoption of the standards resulted in recording an allowance for credit losses of $507,000 ($330,000 after-tax), which was included as a component of realized investment gains (losses) in the consolidated statement of income.

    STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" was adopted by the Company effective January 1, 1996. This statement prescribes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill that are used in the business, as well as establishing accounting standards for long-lived assets and certain identifiable intangibles to be disposed of. Under the provisions of the statement, certain of the Company's investment real estate assets were required to be valued at fair value, rather than net realizable value as previously required. The adoption of this standard resulted in a $1,800,000 charge which was reported as a component of realized investment gains and losses.

    STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 123, "Accounting for Stock-Based Compensation" was adopted by the Company on January 1, 1996. This statement requires companies to measure the fair value of employee stock options at the date granted and expense the estimated fair value of grants or, alternatively, disclose the pro forma impact on net income and earnings per share of the grants in the notes to the financial statements. The Company has adopted SFAS 123 by disclosing the pro forma net income and earnings per share impact. The pro forma amounts are not materially different from the actual amounts reported (see Note 10).

    STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 128, "Earnings Per Share" was adopted by the Company on December 31, 1997. This statement replaces Accounting Principles Board Opinion No. 15, "Earnings Per Share" ("APB 15") by making the requirements for earnings per share information more consistent with international accounting standards. SFAS 128 replaces the presentation of primary earnings per share with basic earnings per share, which is a simpler calculation that assumes no dilution for common stock equivalents. Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. In addition to basic earnings per share, diluted earnings per share must also be presented, which is calculated similar to fully diluted earnings per share as calculated under APB 15. The adoption of this standard did not result in material differences in the earnings per share as previously reported (see
Note 11).

    STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 130, "Reporting Comprehensive Income" was issued by the Financial Accounting Standards Board in June, 1997. This statement will require companies to report and display comprehensive income and its components as part of the general financial statements. The most significant items which will affect the Company's comprehensive income are the change in unrealized security gains and losses and the change in the foreign currency translation adjustment, both items of which have historically been reported only as a component of shareholders' equity. The Company will adopt this standard January 1, 1998.

    STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") was issued by the Financial Accounting Standards Board in June, 1997. This statement, which is effective for years beginning after December 15, 1997, establishes standards for the way that public companies report information about operating segments in annual financial statements and requires that companies report selected information about operating segments in interim financial reports. The financial information to be reported includes segment profit or loss, certain revenue and expense items, and segment assets and reconciliations to corresponding amounts in the general purpose financial statements. It also establishes requirements for related disclosures about products and services, geographic areas, and major customers. The Company has not completed its review of Statement 131, but the adoption of Statement 131 will not affect results of operations or financial position, but will affect the disclosure of segment information. The Company will adopt this standard retroactively in 1998.

    RECLASSIFICATIONS have been made in the 1996 and 1995 Consolidated Financial Statements to conform to the 1997 presentation.

  2.     INVESTMENTS

    Amortized cost and estimated fair values of investments in available for sale securities at December 31, 1997 and 1996 are as follows:

                                           Gross        Gross
                             Amortized   Unrealized  Unrealized      Fair
1997 (In 000s)                 Cost        Gains       Losses        Value
----------------------------------------------------------------------------
AVAILABLE FOR SALE:
Fixed maturity securities
 US government
  obligations               $   15,248   $    571    $     12     $   15,807
 States and
  political
  subdivisions
                                   ---        ---         ---            ---
 Foreign
  Government                     7,537         48          22          7,563
 Foreign
  Corporate
  and Other                    104,607      8,210         558        112,259
 Corporate
  securities                   847,826     47,886       1,897        893,815

  Mortgage-backed
  securities                   612,369     32,213         138        644,444
----------------------------------------------------------------------------
 Total                       1,587,587     88,928       2,627      1,673,888
Equity                          55,992     21,326       2,750         74,568
  securities
----------------------------------------------------------------------------
Total                       $1,643,579   $110,254    $  5,377     $1,748,456
----------------------------------------------------------------------------


                                           Gross        Gross
                             Amortized   Unrealized  Unrealized      Fair
1996 (In 000s)                 Cost        Gains       Losses        Value
---------------------------------------------------------------------------
AVAILABLE FOR SALE:
Fixed maturity securities
 US
  government                $   14,795     $   255    $    83     $   14,967
  obligations
 States and
  political
  subdivisions                      50           1        ---             51
 Foreign
  Government                     7,080         184          3          7,261
 Foreign
  Corporate                     98,669       6,452        488        104,633
  and Other
 Corporate
  securities                   697,521      27,665      5,130        720,056
  Mortgage-backed              647,098      24,924      1,451        670,571
  securities
----------------------------------------------------------------------------
 Total                       1,465,213      59,481      7,155      1,517,539
Equity securities               61,431      17,074      2,914         75,591

----------------------------------------------------------------------------
Total                       $1,526,644     $76,555    $10,069     $1,593,130
----------------------------------------------------------------------------

   Realized gains (losses) and the change in unrealized gains (losses) on the Company's fixed maturities and equity securities are summarized as follows:

                                                   Total Gains
                              Fixed      Equity    (Losses) on
   (In 000s)               Maturities   Securities Investments
--------------------------------------------------------------
1997
Realized investment
  gains (losses)           $    (150)   $   8,755  $    8,605
Change in unrealized
  investment gains
  (losses)                    33,975        4,416      38,391
-------------------------------------------------------------
Combined                   $  33,825    $  13,171  $   46,996
-------------------------------------------------------------
1996

Realized investment
  gains (losses)           $  (2,864)   $  10,160  $    7,296
Change in unrealized
  investment gains
  (losses)                   (31,389)         289     (31,100)
-------------------------------------------------------------
Combined                   $ (34,253)   $  10,449  $  (23,804)
-------------------------------------------------------------
1995

Realized investment
  gains (losses)           $  (2,347)   $   8,071  $    5,724
Change in unrealized
  investment gains           136,197       13,779     149,976
  (losses)
-------------------------------------------------------------
Combined                   $ 133,850    $  21,850  $  155,700
-------------------------------------------------------------

   The schedule below details consolidated investment income and related investment expenses for the years ended December 31.

(In 000s)                    1997        1996        1995
------------------------------------------------------------
Interest on
    Bonds                   $123,932    $113,016    $107,825
    Mortgage loans            21,191      19,858      18,247
    Policy loans               4,981       4,932       4,872
    Short-term                   708         600         752
   investments
Dividends on
   Preferred stocks            4,543       6,196       6,624
   Common stocks                 574       1,050       1,180
Investment property            4,121       9,712       9,238
   rentals
Net gain on investment
   real estate held for
   development                 3,838       6,518       6,947
Other investment income        6,705       5,643       3,269
------------------------------------------------------------
Total investment income      170,593     167,525     158,954
Investment expenses           12,274      12,304      10,284
------------------------------------------------------------
Net investment income       $158,319    $155,221    $148,670
------------------------------------------------------------


   Proceeds from sales of fixed maturities and the related gross realized gains nd losses for the three years ended December 31 are shown below. The amounts hown below do not include those related to unscheduled redemptions or repayments, nor do they reflect any impairments taken during the years resented.

(In 000s)                    1997        1996        1995
------------------------------------------------------------
Proceeds from sales          $83,978    $157,425    $111,260
Gross realized gains             315       1,088       1,750
Gross realized losses         (1,489)     (4,832)     (3,910)

The following investment assets were non-income producing for the twelve months ended December 31, 1997:

                                               Balance Sheet
(In 000s)                                          Amount
------------------------------------------------------------

Investment real estate                          $   6,997
Other long-term investments                        18,924
Mortgage loans                                         27
------------------------------------------------------------
Total                                           $  25,948
------------------------------------------------------------

   For the year ended December 31, 1997, the Company incurred realized losses of $7,228,000 due to impairment of assets included in the year-end investment portfolio.

   Cumulative provisions for impairments on the total investment portfolio by asset category at December 31, 1997, are as follows:

                                         Cumulative Provision
(In 000s)                                   for Impairments
-------------------------------------------------------------
Mortgage loans                                $  2,190
Investment real estate                           8,610
Other long-term investments                     15,080
Fixed maturities                                 1,709
-------------------------------------------------------------
Total                                         $ 27,589
-------------------------------------------------------------

   The amortized cost and estimated fair value of fixed maturities at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                        Amortized      Fair
(In 000s)                                 Cost         Value
--------------------------------------------------------------
Due in one year or less                 $  24,591   $   24,904
Due after one year through five years     226,616      242,289
Due after five years through ten          320,949      339,579
years
Due after ten years                       403,062      422,672
--------------------------------------------------------------
                                          975,218    1,029,444
Mortgage-backed securities primarily
maturing in five to twenty-five years     612,369      644,444
--------------------------------------------------------------
Total                                  $1,587,587   $1,673,888
--------------------------------------------------------------



3.       REINSURANCE AGREEMENTS

   The Company uses reinsurance as a risk management tool in the normal course of business and in isolated, strategic assumption transactions to effectively buy or sell blocks of in force business. The reinsurance contracts do not relieve the Company from its contract with its policyholders, and it remains liable should any reinsurer be unable to meet its obligations. At December 31, 1997, $3.7 billion (18%) of the Company's total $20.8 billion gross insurance in force was ceded to other companies. In the accompanying financial statements, insurance premiums and policy charges, policyholder benefits and deferred acquisition costs are reported net of reinsurance ceded with policy liabilities being reported gross of reinsurance ceded.

   Amounts paid or deemed to be paid for reinsurance contracts are recorded as reinsurance receivables. The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

   In 1991 Liberty Life entered into an agreement with Life Reassurance Corporation (Life Re) to coinsure the Company's General Agency Division's universal life policies in force. The initial agreement provided for 80% coinsurance on policies in force at December 31, 1991, and 50% coinsurance on policies issued subsequent to such date. Effective July 1, 1995, the amount coinsured on policies written after December 31, 1991, was increased to 80%. Under the terms of the agreement, assets supporting the business ceded are required to be held in escrow. At December 31, 1997, Liberty Life's interest in the assets held in escrow consisted of investments with an amortized cost of $63.3 million and a fair value of $66.5 million. Comparable book and fair value at December 31, 1996 was $58.5 million and $59.9 million, respectively. These investments had an average rating of AA+. The total face value of insurance ceded to Life Re at December 31, 1997, was $2.4 billion and the Company has recorded a receivable related to this transaction from Life Re of $254.4 million as of December 31, 1997. Currently, Life Re has an A.M. Best rating of A+. During 1997 and 1996, Liberty Life had ceded premiums and policy charges of $17.1 million and $18.6 million, respectively, under the agreement.

   Effective September 30, 1991, Liberty Life entered into an agreement to coinsure 50% of its Home Service line of business. Under generally accepted accounting principles this agreement has been treated as financial reinsurance, and no reserve reduction had been taken for the business ceded. The reinsurance contract contains an escrow agreement that requires assets equal to the reserves reinsured, as determined under statutory accounting principles, be held in escrow for the benefit of this block of business. At December 31, 1997, the amortized cost and fair value of the invested assets held in escrow was $235.9 million and $253.7 million, respectively.

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

   The effect of reinsurance on premiums and policy charges and benefits was as follows for the years ending December 31:

(In 000s)                   1997           1996          1995
---------------------------------------------------------------
Direct premiums and
   policy charges         $384,010       $356,660      $364,797
Reinsurance assumed            873          1,209         1,314
Reinsurance ceded          (34,191)       (36,498)      (34,741)
---------------------------------------------------------------
Net premiums and
   policy charges         $350,692       $321,371      $331,370
---------------------------------------------------------------

Gross benefits            $257,685       $243,584      $249,861
Reinsurance recoveries     (29,758)       (24,833)      (13,087)
---------------------------------------------------------------
Net benefits              $227,927       $218,751      $236,774
---------------------------------------------------------------


4. DEFERRED ACQUISITION COSTS, COST OF BUSINESS ACQUIRED AND FUTURE POLICY BENEFITS

    A summary of the changes in deferred acquisition costs is as follows:

(In 000s)                      1997        1996       1995
-------------------------------------------------------------
Beginning balance             $262,182   $265,188    $259,799
Deferred during the year        55,312     51,122      54,522
Amortized during the year      (37,069)   (57,812)    (32,594)
Adjustment related to
   unrealized investment
   (gains) losses               (4,508)     3,712     (10,327)
Insurance in force ceded           ---        ---      (6,331)
Foreign currency                  (302)       (28)        119
   translation
-------------------------------------------------------------
Ending balance                $275,615   $262,182    $265,188
-------------------------------------------------------------

   Included in amortization for 1996 is $20.1 million of costs determined not to be recoverable from future premiums on certain lines of business. Actual experience on these lines of business was significantly less favorable than what was projected at the time the policies were sold.

   A summary of the changes in costs of business acquired through acquisitions is as follows:

(In 000s)                      1997        1996         1995
--------------------------------------------------------------
Beginning balance              $70,764     $86,925     $98,056
Interest accrued                 5,070       5,860       6,621
Foreign currency                                            55
   adjustment                      (43)         (6)
Amortized during the year                              (17,807)
                               (13,565)    (22,015)
--------------------------------------------------------------
Ending balance                 $62,226     $70,764     $86,925
--------------------------------------------------------------

    The Company accounts for these costs in a manner consistent with deferred acquisition costs. The Company's interest rate used to amortize these costs is 7.77% for a majority of the asset. Periodically, the Company performs tests to determine that the cost of business acquired remains recoverable from future premiums from the business acquired. During 1996 the Company determined that actual experience was materially different than what was assumed at the time of acquisition for certain blocks of acquired business. Accordingly, $6.1 million of cost of business acquired was determined not to be recoverable based on the expected present value of the future cash flows from the business. The charge was included in amortization expense. There were no similar charges in either 1997 or 1995.

    Under current assumptions, amortization of cost of business acquired, prior to consideration of accrued interest implicit in the calculation of the amortization, for the next five years is expected to be as follows:

(In 000s)                                       Amortization
--------------------------------------------- -----------------
1998                                              $12,464
1999                                               10,093
2000                                                9,006
2001                                                7,938
2002                                                7,587

   The liabilities for traditional life insurance and accident and health insurance policy benefits and expenses are computed using a net level premium method, including assumptions based on the Company's experience, modified as necessary to reflect anticipated trends and to include provisions for possible unfavorable deviations. Reserve interest assumptions are graded and range from 3.5% to 9.5%. Such liabilities are, for some plans, graded to equal statutory values or cash values at or prior to maturity. The weighted average assumed investment yield for all traditional life and accident and health policy reserves was 6.7% for 1997 and 6.6% for both 1996 and 1995. Benefit reserves for traditional life insurance policies include certain deferred profits on limited-payment policies that are being recognized in income over the policy term. Policy benefit claims are charged to expense in the period that the claims are incurred.

   Benefit reserves for universal life insurance and investment products are computed under a retrospective deposit method and represent policy account balances before applicable surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances. Interest crediting rates for universal life and investment products range from 4.0% to 6.45% in 1997, 4.0% to 6.75% in 1996, and 5.5% to 6.8% in 1995.

Participating business accounts for approximately 1% of the Company's life insurance in force and premium income. The dividend to be paid is determined annually by the Board of Directors.

5.  DEBT

    The debt obligations at December 31 are as follows:

                              Interest
    (In 000s)                   Rate        1997       1996
    ----------------------------------------------------------
    Borrowings under
      revolving credit
      agreement and lines
      of credit                  6.2%      $188,000   $140,000
    Long-term debt               ---            ---    100,000
    Mortgage loans on
      investment property        8.0%         1,214      3,703
    Other                        ---          2,700      4,158
    ----------------------------------------------------------
    Total                                  $191,914   $247,861
    ----------------------------------------------------------

   The mortgage loans are secured by property with a net carrying value of $10.9 million at December 31, 1997.

   Maturities of the debt obligations at December 31, 1997, are as follows:

     Maturities (In 000s)                            Amount
     ------------------------------------------------------------
     1998                                            $ 41,914
     1999                                             148,700
     2000                                                 650
     2001                                                 650
     2002                                                 ---
     Thereafter                                           ---
     ------------------------------------------------------------
     Total                                           $191,914
     ------------------------------------------------------------

   On March 21, 1995, the Company refinanced its then-existing $325,000,000 revolving credit facility into a new $375,000,000, multi-tranche credit facility. The facility consisted of a $225,000,000 three-year revolving credit facility; a $100,000,000 seven-year term loan facility; and a $50,000,000 facility substantially identical to the revolving facility, which was convertible into terms substantially identical to the term facility within two years of the closing date of the loan. The revolving portion of the loan matures in 1999, and the term portion was scheduled to be repaid in twenty quarterly installments of $5,000,000 commencing June 1997, and ending in March 2002.

   In March 1997, the Company terminated the $50,000,000 convertible loan commitment and reduced the amount available under the revolving facility by $50,000,000, thereby reducing the total facility by $100,000,000. In August 1997, the Company repaid the term portion of the facility using a combination of funds available under the revolving portion of the facility and short term borrowings from various lending institutions. Additionally, the Company repaid approximately $35,000,000 of debt under the revolving facility during 1997 using the cash proceeds from the sale of its business rental property and the majority of its business park land development projects.

   The Company's borrowings against the revolving credit facility were $148,000,000 at December 31, 1997. During 1997, the maximum amount outstanding on the revolving facility amounted to approximately $152,000,000 with an average balance outstanding of approximately $128,000,000 and an average weighted interest rate of 5.88%. In addition to the revolving facility, the Company also uses several lines of credit to manage day-to-day cash flow. The outstanding amount and total amount available under lines of credit at December 31, 1997 was $40,000,000. The average balance outstanding on available lines of credit was approximately $26,000,000 during 1997, with a maximum borrowing of $67,000,000 and an average weighted interest rate of 6.19%.

   The Company has the option to solicit money market interest quotes from the bank group for borrowings under the revolving credit facility. The revolving credit agreement also provides for borrowing at interest rates based on a formula that incorporates the use of the London Interbank Offered Rate ("LIBOR") plus an interest rate margin. A facility fee is charged on the facility based on the $175,000,000 total commitment. The facility fee and the interest rate margin for the revolving credit facility are all based upon the ratio of consolidated debt to cash flow, as defined in the credit agreement.

   The credit agreement contains various restrictive covenants typical of a credit facility of this size and nature. These restrictions primarily pertain to levels of indebtedness, limitations on payment of dividends, limitations on the quality and types of investments, and capital expenditures. Additionally, the Company must also comply with several financial covenant restrictions under the revolving credit agreement, including defined ratios of consolidated debt to cash flow, consolidated debt to consolidated total capital, and fixed charges coverage. As of December 31, 1997, the Company was in compliance with all covenants under its debt agreement.

   In January 1998, the Company entered into a short term loan agreement for $140,000,000 whereby the Company may borrow any amount up to $140,000,000 to use for financing the repurchase of shares of common stock of for other general operating purposes. Any amount borrowed under this agreement will mature and is payable in full on March 31, 1998.

   In February 1998, the Company initiated the process of refinancing its current credit facility. It is expected that the new facility will be a committed $300,000,000 revolving facility, with an option to borrow up to an additional $150,000,000. It is expected that the new facility will mature five years from the closing date.

   The Company has entered into interest rate swap and cap agreements as a means of managing its interest rate exposure on its floating rate debt. The interest rate swap effectively fixes the interest rate on $85,000,000 of floating rate debt as of December 31, 1997 at 5.965% plus the interest rate margin and will expire in March, 2002. The agreement is a contract to exchange fixed and floating interest rate payments periodically over the life of the agreement without the exchange of the underlying notional amounts. The Company will pay the counterparty interest at 5.965%, and the counterparty will pay the Company interest at a variable rate based on the 3-month LIBOR rate. The notional principal amount under the agreement will be reduced by $5,000,000 per quarter. The interest differential to be paid or received on interest rate swaps is accrued and included in interest expense for financial reporting purposes. The agreement is with a major financial institution and the

Company's credit exposure is limited to the value of the interest-rate swap that has, or may become favorable to the Company.

   The Company has occasionally entered into interest rate caps in an attempt to minimize the impact of a potential significant rise in short-term interest rates on the Company's outstanding floating rate debt. As of December 31, 1997, the Company had no outstanding caps. The Company is generally required to pay an up-front fee related to these instruments at inception of the contract, which is amortized straight-line over the term of each contract.

   Interest paid, net of amounts capitalized, amounted to approximately $13,576,000, $18,102,000, and $14,021,000 in 1997, 1996, and 1995, respectively.
Interest capitalized amounted to $1,071,000, $2,367,000, and $2,303,000 in 1997,
1996, and 1995, respectively.

   6.    MINORITY INTEREST

   On November 13, 1997, the Company announced an agreement to sell Pierce National Life Insurance Company ("Pierce") to Fortis, Inc. for $180,000,000 cash. The transaction is expected to close in April 1998, subject to regulatory approvals. The current estimate of the loss on the sale is between $14 million and $18 million. On December 31, 1997, Fortis purchased 2,660 newly issued shares of Pierce common stock for $37,160,000 in cash. Subsequent to this stock purchase, Fortis, Inc. maintained a twenty-one percent ownership interest in the common stock of Pierce as of December 31, 1997. For financial reporting purposes, Fortis' interest in Pierce is included in the financial statements as minority interest.

   7.    REDEEMABLE PREFERRED STOCK

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

   Both the Company and the holders of the preferred stock have the right to redeem any or all of the shares from time to time beginning five years and one month after the date of issue in exchange for cash or shares of the Company's common stock. The Company will determine the form of all redemptions, which will consist of cash, common stock, or a combination of both. Generally, the amount of consideration on the 1994-A Series will be equivalent to $35.00 per share plus the amount of any accumulated and unpaid dividends; and for the 1994-B Series will be equivalent to $37.50 per share plus the amount of any accumulated and unpaid dividends. In addition, each share of the 1994-A Series and 1994-B Series is convertible, at the option of the shareholder, at any time into one share of the Company's common stock (plus a corresponding attached right to acquire a share of the Company's Series A Participating Cumulative Preferred Stock). As of December 31, 1997, 164,039 shares of the 1994-A Series and 72,708 shares of the 1994-B Series have been converted by the shareholders. There is no sinking fund for the redemption of either series of preferred stock.

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

   8.  COMMITMENTS AND CONTINGENCIES

   In January 1996, a lawsuit was filed by the Company against a software development company alleging breach of contract in connection with an agreement to develop a state-of-art software system to administer the Company's insurance operations. The suit seeks to recover amounts paid to the software developer and other costs incurred by the Company in the attempt to develop the system. In 1997 the software developer filed a counterclaim against the Company alleging breach of contract. Management, after consultation with legal counsel, believes this counterclaim is without merit and is a response to the suit filed by the Company. The Company intends to contest the counterclaim vigorously. The Company believes its lawsuit is meritorious; however, no estimated recovery is included in the accompanying financial statements.

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

   In connection with the sale of the Company's business rental property and business park land development projects during May 1997, the Company has guaranteed approximately $37 million of debt of the purchaser of the properties.

   The Company has lease agreements, primarily for branch offices, data processing and telephone equipment, which expire on various dates through 2007, none of which are material capital leases. Most of these agreements have optional renewal provisions covering additional periods of one to ten years. All leases were made in the ordinary course of business and contain no significant restrictions or obligations. Future commitments under operating leases are not material. Annual rental expense amounted to approximately $6,275,000, $5,601,000, and $5,825,000 in 1997, 1996, and 1995, respectively.

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

   At December 31, 1997, the Company had commitments for additional investments and other items totaling $54,061,000.

   9.  SHAREHOLDERS' EQUITY

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

   The Company has adopted a Shareholder Rights Plan and declared a dividend of one preferred stock purchase right for each outstanding share of common stock. Upon becoming exercisable, each right entitles the holder to purchase for a price of $150.00 one one-hundredth of a share of Series A Participating Cumulative Preferred Stock. All of the rights may be redeemed by the Company at a price of $.01 per right until ten business days (or such later date as the Board of Directors determines) after the public announcement that a person or group has acquired beneficial ownership of 20 percent or more of the outstanding common shares ("Acquiring Person"). Upon existence of an Acquiring Person, the Company may redeem the rights only with the concurrence of a majority of the directors not affiliated with the Acquiring Person. The rights, which do not have voting power and are not entitled to dividends, expire on August 7, 2000. The rights are not exercisable until ten business days after the public announcement that a person has become an Acquiring Person or after the commencement of a tender offer or exchange offer if, upon consummation, such person or group would become an Acquiring Person. If, after the rights become exercisable, the Company becomes involved in a merger or certain other major corporate transactions, each right will entitle its holder, other than the Acquiring Person, to receive common shares with a deemed market value of twice such exercise price. There are 10,000,000 shares of preferred stock, no par value per share authorized for issuance. At December 31, 1997, there were 1,630,101 shares of preferred stock outstanding (see Note 7 for discussion of Redeemable Preferred Stock), and 140,000 shares of preferred stock were reserved for issuance in connection with the Shareholder Rights Plan.

   Shareholders' equity as determined under generally accepted accounting principles of the Company's insurance operations was $724,639,000 and $669,411,000 at December 31, 1997 and 1996, respectively. The comparable amounts as determined under statutory accounting practices were $212,513,000 and $183,506,000 at December 31, 1997 and 1996, respectively. The amount that retained earnings exceed statutory unassigned surplus ($449,817,000) is restricted and, therefore, not available for dividends. Without regulatory approval, dividends are generally limited to prior year statutory gain from operations.

   The components of the balance sheet caption unrealized appreciation on fixed maturity securities available for sale and equity securities in shareholders' equity as of December 31 are as follows:

(In 000s)                                 1997          1996
--------------------------------------------------------------
Carrying value of securities          $1,748,456    $1,593,130
Amortized cost of securities           1,643,579     1,526,644
--------------------------------------------------------------
Net unrealized appreciation              104,877        66,486
Adjustment to deferred acquisition
  costs                                   (8,745)       (4,236)
Deferred income taxes                    (34,617)      (22,524)
--------------------------------------------------------------
  Total                               $   61,515    $   39,726
--------------------------------------------------------------

   On February 10, 1998, the Company announced a stock tender offer whereby the Company planned to repurchase up to 2,000,000 shares of its common stock pursuant to a "Dutch Auction" self tender offer. The offer closed on March 11, 1998 and the Company repurchased 2,400,000 shares of its common stock (including an additional 400,000 shares as a result of exercising its option to purchase an additional 2% of its outstanding common shares) for $52.00 per share under the offer.

10.      STOCK OWNERSHIP AND STOCK OPTION PLANS

   The Company has a Performance Incentive Compensation Program (the "Program") which provides that the Compensation Committee of the Board of Directors may grant: (a) incentive stock options within the meaning of Section 422 of the Internal Revenue Code; (b) non-qualified stock options; (c) performance units;
(d) awards of restricted shares of the Company's common stock; (e) awards of unrestricted shares of the Company's common stock; (f) phantom stock units; (g) or any combination of the foregoing to outside directors, officers and key employees. Only common stock, not to exceed 4,300,000 shares, may be delivered under the Program; and shares so delivered will be made available from the authorized but unissued shares or from shares reacquired by the Company, including shares purchased in the open market. The aggregate number of shares that may be acquired by any participant in the Program is limited to a maximum of 400,000 stock options during a single calendar year and a maximum of 100,000 shares of other stock-based awards during a single calendar year. As of December 31, 1997, 90 outside directors, officers and employees were participants in the Program.

   Restricted shares awarded to participants under the Program generally vest in equal annual installments, generally over the five-year period commencing on the date the shares are awarded. Vesting of restricted shares may be contingent on the achievement of certain performance goals as established by the Compensation Committee at the time of the grant. Non-vested shares may not be assigned, transferred, pledged or otherwise encumbered or disposed of. During the applicable restriction period, the Company retains possession of the certificates for the restricted shares with executed stock powers attached. Participants are entitled to dividends and voting rights with respect to the restricted shares.

   Stock options under the Program are issued at at least 100% of the market price on the date of grant, are vested over such period of time, which may not be less than one year, as may be established by the Compensation Committee, and expire no more than ten years after the grant. Of the incentive stock options outstanding, 25,500 were exercisable at December 31, 1996; and 51,165 were exercisable at December 31, 1995. Of the non-qualified options outstanding, 349,609 were exercisable at December 31, 1997; 323,900 were exercisable at December 31, 1996; and 290,480 were exercisable at December 31, 1995. The options expire on various dates beginning July 1, 1998, and ending July 2, 2007.

   The Company has adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). In accordance with the provisions of SFAS 123, the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans other than for awards of restricted shares. Expense is recognized over the vesting period of the restricted shares, and totaled $2,330,000, $2,143,000, and $1,714,000 for the years ended December 31, 1997, 1996 and 1995, respectively. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized. Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1997, 1996 and 1995, respectively: risk free interest rates of 6.3%, 6.6% and 6.2%; dividend yields of 2%; volatility factors of the expected market price of the Company's common stock of .16 for each period; and a weighted average expected life of 7 years for each period. The weighted average fair value of options granted for the three years ending December 31, 1997, 1996 and 1995, respectively was $10.65, $8.39 and $6.73.

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

   For purposes of pro forma disclosures the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

IN $000S, EXCEPT PER SHARE AMOUNTS        1997      1996     1995
--------------------------------------------------------------------
Net Income:
   As Reported                           $74,951  $37,340   $59,353
   Pro forma                             $74,554  $37,201   $59,309

Basic Earnings per Share:
   As Reported                           $  3.50   $ 1.67   $  2.80
   Pro forma                             $  3.48   $ 1.66   $  2.80

Diluted Earnings per Share:
   As Reported                           $  3.34   $ 1.66   $  2.72
   Pro forma                             $  3.32   $ 1.65   $  2.72

   Because SFAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1999.


   The following schedule summarizes activity in the Program during the three years ending December 31, 1997.

                                 Restricted Shares           Incentive Stock Options       Non-Qualified Stock Options
-------------------------------------------------------------------------------------------------------------------------
                              Number of    Market Price     Number of         Average        Number of        Average
                               Shares      at Date Given     Options      Exercise Price     Options      Exercise Price
-------------------------------------------------------------------------------------------------------------------------
Outstanding 1/1/95              262,634                       81,465          $18.31         540,600          $23.97
Awarded                         108,915        26.35             ---                          56,500           26.80
Vested                          (80,679)       24.98
Exercised                                                    (30,300)          17.98         (37,900)          21.20
Forfeited                       (15,826)       26.84             ---                         (46,000)          23.37
-------------------------------------------------------------------------------------------------------------------------
Outstanding 12/31/95            275,044                       51,165          $18.50         513,200          $24.54
Awarded                         109,375        32.09             ---                         129,945           32.97
Vested                          (83,564)       25.51
Exercised                                                    (25,665)          18.50         (37,800)          21.81
Forfeited                        (9,600)       25.86             ---                          (9,100)          23.20
-------------------------------------------------------------------------------------------------------------------------
Outstanding 12/31/96            291,255                       25,500          $18.50         596,245          $26.52
Awarded                         209,340        40.63                                         340,600           40.63
Vested                          (66,399)       28.18
Exercised                                                    (25,500)          18.50         (78,900)          25.03
Forfeited                       (90,223)       27.39                                         (15,135)          30.24
-------------------------------------------------------------------------------------------------------------------------
Outstanding 12/31/97            343,973                          ---             ---         842,810          $32.29
-------------------------------------------------------------------------------------------------------------------------

   The following table summarizes information concerning currently outstanding and exercisable stock options:


                                           WEIGHTED AVERAGE
     RANGE OF              NUMBER              REMAINING       WEIGHTED AVERAGE                           WEIGHTED AVERAGE
 EXERCISE PRICES         OUTSTANDING       CONTRACTUAL LIVE     EXERCISE PRICE      NUMBER EXERCISABLE     EXERCOSE PRICE
-------------------------------------------------------------------------------------------------------------------------
  $16.25-$26.00             316,500               4.3 years         $23.73                262,180              $23.29
  $29.38-$40.63             526,310               8.7                37.44                 87,429               31.20
-------------------------------------------------------------------------------------------------------------------------
                            842,810               7.1               $32.29                349,609              $25.27
-------------------------------------------------------------------------------------------------------------------------

   At December 31, 1997, there were 1,239,244 shares of the Company's stock reserved for future grants under the Program.

11.      EARNINGS PER SHARE


   The Company has adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). SFAS 128 replaces Accounting Principles Board Opinion No. 15, "Earnings Per Share" ("APB 15") and requires disclosure of basic earnings per share and diluted earnings per share. Basic earnings per share excludes all potentially dilutive securities from the calculation and is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The diluted earnings per share computation is computed similarly to the fully diluted earnings per share calculation under APB 15. The following tables reconcile the numerators and denominators for the basic and diluted earnings per share calculations for the years ended December 31, 1997, 1996 and 1995:


($000s)                              For the year ended 1997
                                                        Per-
                             Income        Shares      Share
                           (Numerator)  (Denominator)  Amount
                           ----------------------------------
Net income                     $74,951
Less:  Preferred stock          (3,583)
dividends
                           -----------

BASIC EPS
Income available to common
shareholders                    71,368     20,406        $3.50
                                                       =======

Effect of Dilutive
Securities:
Stock Options                      ---        220
Redeemable preferred stock       2,535      1,208
Convertible preferred stock      1,048        600
                            ---------------------

DILUTED EPS
Income available to common
shareholders plus assumed
conversions                    $74,951     22,434        $3.34
                            ==================================



($000s)                              For the year ended 1996
                                                        Per-
                              Income        Shares      Share
                           (Numerator)   (Denominator) Amount
                           ----------------------------------
Net income                     $37,340
Less:  Preferred stock          (3,700)
dividends
                           ----------------------------------

BASIC EPS
Income available to common
shareholders                    33,640     20,150       $1.67
                                                      =======

Effect of Dilutive
Securities:
Stock Options                      ---        153
Redeemable preferred stock         ---        ---
Convertible preferred stock        ---        ---
                           ----------------------

DILUTED EPS
Income available to common
shareholders plus assumed
conversions                    $33,640     20,303       $1.66
                           ==================================



                                     For the year ended 1995
($000s)
                                                        Per-
                             Income        Shares      Share
                           (Numerator)  (Denominator)  Amount
                           ----------------------------------

Net income                     $59,353
Less:  Preferred stock          (3,531)
dividends
                           -----------

BASIC EPS
Income available to common
shareholders                    55,822    19,951        $2.80
                                                      =======

Effect of Dilutive
Securities:
Stock Options                      ---       119
Redeemable preferred stock       2,658     1,265
Convertible preferred stock        873       502
                            --------------------

DILUTED EPS
Income available to common
shareholders plus assumed
conversions                    $59,353    21,837        $2.72
                            =================================


In March, 1998, the Company completed a tender offer program whereby it repurchased 2,400,000 shares of the outstanding common stock of the Company. The impact of this transaction if it had occurred prior to December 31, 1997, would be to reduce the number of shares outstanding and increase the earnings per share for the year ended December 31, 1997.

12.      EMPLOYEE BENEFITS

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

   Net periodic postretirement benefit cost was $1,378,000, $1,494,000, and $1,506,000 for the years ended December 31, 1997, 1996, and 1995, respectively, and included the following components:

--------------------------------------------------------------
(In $000s)         1997             1996           1995
--------------------------------------------------------------
              Medical   Life    Medical  Life   Medical  Life
--------------------------------------------------------------
Service      $  143    $ --    $   162   $      $   140  $  --
 cost                                       --
Interest        936     299      1,042      290   1,082    284
 cost
--------------------------------------------------------------
Net
 periodic
 postretire-
 ment
 benefit     $1,079    $299    $1,204     $290  $1,222  $284
 cost
--------------------------------------------------------------

The following schedule reconciles the status of the Company's plans with the unfunded postretirement benefit obligation included in its balance sheets at December 31:


                            1997               1996
--------------------------------------------------------------
(In $000s)             Medical    Life   Medical    Life
--------------------------------------------------------------
Retirees               $12,052   $4,221   $11,374  $4,121
Fully eligible
   active plan             820       60       802     ---
   participants
Other active plan
   participants            928       57       936     ---
--------------------------------------------------------------
Accumulated
   postretirement
   benefit              13,800    4,338    13,112   4,121
   obligation
Unrecognized net
   gain (loss)             712     (471)    1,657    (347)
--------------------------------------------------------------
Accrued
   postretirement
   benefit             $14,512   $3,867   $14,769  $3,774
   obligation
--------------------------------------------------------------

   At December 31, 1997, the weighted-average annual assumed rate of increase in the per capita cost of covered medical benefits is 8.5% for 1998, and is assumed to decrease to 8% in 1999, then decrease 1% per year to 5.5% in 2002 and thereafter. At December 31, 1996, the health care cost trend rate assumption was 9.0% for 1997 and the rate graded down by 0.5% per year to 8% in 1999, then decreased 1% per year to 5.5% in 2002 and thereafter. A 1% increase in the per capita cost of health care benefits results in a $929,000 increase in the accrued postretirement benefit obligation and an $85,000 increase in postretirement benefit expense. The assumed weighted average discount rate used in determining the accrued postretirement medical and life benefit obligation was 7.5% at both December 31, 1997 and 1996.

   In February 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". This standard revises the disclosure requirements currently required by adding certain required disclosures and eliminating others. This standard is effective for fiscal years beginning after December 15, 1997 and is not expected to significantly change the disclosures made by the Company.

   The Company has a retirement and savings plan for substantially all of its employees. The plan has features of both a profit sharing plan and a voluntary Thrift Plan qualified under Section 401(k) of the Internal Revenue Code. The profit sharing component of the Plan allows for contributions to be made to the Plan at the discretion of the Board of Directors. Contributions for this component of the Plan were $4,853,000, $4,959,000, and $5,067,000 in 1997, 1996, and 1995, respectively. The 401(k) component of the Plan allows employees to contribute to the Plan and the Company will make a matching contribution of up to 3% of the employees compensation. The Company's matching contribution percentage may be changed at the discretion of each participating subsidiary's Board of Directors. The Company's contributions for this component of the Plan were $2,379,000, $2,218,000, and $2,102,000 in 1997, 1996, and 1995,
respectively.

   13.   PROVISION FOR INCOME TAXES

   The provision for income taxes consists of the following:


(In 000s)                1997        1996          1995
----------------------------------------------------------
Current:
   Federal              $34,595     $25,717       $21,761
   State and local          418       2,347         1,456
---------------------------------------------------------
Total current            35,013      28,064        23,217
Deferred:
   Federal                1,923      (8,460)        6,226
   State and local         (310)       (445)           (1)
---------------------------------------------------------
Total deferred            1,613      (8,905)        6,225
---------------------------------------------------------
Total tax provision      36,626     $19,159       $29,442
---------------------------------------------------------


   Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1997 and 1996, are as follows:

 (In 000s)                            1997          1996
----------------------------------------------------------
Insurance operations deferred tax
liabilities:
   Deferred acquisition costs        $  84,862    $ 86,469
   Policy liabilities                   20,325      22,177
   Market discount on investments       11,476      11,869
   Tax over book partnership losses      1,118       1,249
   Unrealized investment gains
   recognized in equity                 34,617      22,524
Non-insurance companies deferred
tax liabilities:
   Book over tax basis in acquired
   television station                   13,884      19,973
   Book over tax basis in
investment property transferred to       5,310         ---
partnership
   Unrealized investment gains
   recognized in equity                  1,517         ---
   Tax over book depreciation            5,161       7,024
   Tax over book amortization            3,593       4,086
   Other                                 1,953         ---
----------------------------------------------------------
Total deferred tax liabilities         183,816     175,371
----------------------------------------------------------
Insurance operations deferred
tax assets:
   Employee benefit accruals             6,048       6,128
   Other                                   ---         597
Non-insurance companies deferred
tax assets:
   Net operating loss carryover            358         358
   Book over tax partnership losses      3,848       2,838
   Other                                   ---       2,311
----------------------------------------------------------
Total deferred tax assets               10,254      12,232
----------------------------------------------------------
Net deferred tax liability           $ 173,562    $163,139
----------------------------------------------------------

At December 31, 1997 and 1996, the Company had unrealized gains from securities classified as available for sale and equity securities of $104,877,000 and $66,486,000, respectively, for which a deferred tax liability has been established.

    The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax expense is:

(In 000s)                     1997       1996        1995
-----------------------------------------------------------
Federal income tax rate            35%        35%        35%
Rate applied to pre-tax
   income                     $39,052    $19,775    $31,078
Tax exempt interest and
   dividends                   (1,036)    (1,166)    (1,384)
State and local income
   taxes                          248      1,233        948
Other                          (1,638)      (683)    (1,200)
-----------------------------------------------------------
Provision for income taxes    $36,626    $19,159    $29,442
-----------------------------------------------------------

The Company has net operating loss carryforwards of $1,023,000 at December 31, 1997 and 1996, which will expire between the years 2006 and 2009. The utilization of these carryforwards are subject to special rules which provide that these loss carryforwards can only be utilized through earnings from the non-life insurance companies.

Income taxes paid were approximately $35,644,000, $30,047,000, and $21,199,000 in 1997, 1996, and 1995, respectively.

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

14.       QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

   Quarterly results of operations for each of the years ended December 31, 1997 and 1996, are as follows:

                                                                               Quarter Ended
----------------------------------------------------------------------------------------------------------------------
1997 (In 000s except per share amounts)                 March 31          June 30          Sept. 30            Dec. 31
----------------------------------------------------------------------------------------------------------------------
Revenues                                                 $159,917          $170,454         $166,684          $163,201
----------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                        $ 24,122          $ 31,850         $  0,994          $ 24,611
----------------------------------------------------------------------------------------------------------------------
Net income (loss)                                        $ 15,867          $ 20,398         $ 20,229          $ 18,457
----------------------------------------------------------------------------------------------------------------------
Basic Earnings per common share                          $   0.74          $   0.96         $   0.94          $   0.86
----------------------------------------------------------------------------------------------------------------------
Diluted Earnings per common share                        $   0.71          $   0.92         $   0.90          $   0.81
----------------------------------------------------------------------------------------------------------------------


                                                                                Quarter Ended
----------------------------------------------------------------------------------------------------------------------
1996 (In 000s except per share amounts)                 March 31          June 30          Sept. 30          Dec. 31
----------------------------------------------------------------------------------------------------------------------
Revenues                                                 $146,708          $152,352         $156,469          $163,568
----------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                        $ 20,660          $ 24,465         $(16,231)         $ 27,605
----------------------------------------------------------------------------------------------------------------------
Net income (loss)                                        $ 14,055          $ 16,300         $(10,820)         $ 17,805
----------------------------------------------------------------------------------------------------------------------
Basic Earnings (loss) per common share                   $   0.65          $   0.76         $  (0.58)         $   0.84
----------------------------------------------------------------------------------------------------------------------
Diluted Earnings (loss) per common share                 $   0.64          $   0.74         $  (0.58)         $   0.80
----------------------------------------------------------------------------------------------------------------------


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


15.      STATUTORY RESULTS OF OPERATIONS

   Statutory net income of the Insurance Group for each of the years ended December 31, 1997, 1996, and 1995 was $53.0 million, $42.8 million, and $32.4 million, respectively.



16.      ACQUISITIONS

In February 1995, the Company completed the acquisition of WLOX television located in Biloxi, Mississippi. WLOX-TV is affiliated with the ABC television network. This acquisition was accounted for as a purchase, and the results of operations of WLOX have been included in the accompanying consolidated financial statements since the date of acquisition. The purchase price of $40.1 million was funded through a combination of proceeds from the Company's credit facility totaling $5.6 million, a new class of convertible preferred stock totaling $21.0 million (see Note 9), and notes payable totaling $13.5 million.

17.      FAIR VALUES OF FINANCIAL INSTRUMENTS

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

- Other long-term investments: Other long-term investments consist primarily of venture capital investments and investments in oil and gas producing property. The Company determined that it was not practicable to estimate the fair values of its venture capital investments because of a lack of primary and secondary market prices and the inability to estimate fair values without incurring excessive costs. The Company's investment in venture capital totaled $18,924,000 and $20,376,000 at December 31, 1997 and 1996,
    respectively.

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

  The carrying amounts and estimated fair values of the Company's financial instruments are as follows:

                                                                         1997                               1996
--------------------------------------------------------------------------------------------------------------------------------
                                                                                Estimated                          Estimated
                                                               Carrying           Fair            Carrying           Fair
(in 000s)                                                       Amount            Value            Amount            Value
--------------------------------------------------------------------------------------------------------------------------------
ASSETS
Fixed maturity securities available for sale                     $1,673,888       $1,673,888     $1,517,539        $1,517,539
Equity securities                                                    74,568           74,568         75,591            75,591
Mortgage loans                                                      244,821          250,889        230,910           230,166
Policy loans                                                        100,322           97,960         98,816            94,451
Other long-term investments                                          18,459           18,459         22,470            22,470
Short-term investments and cash                                      62,036           62,036         37,024            37,024
Interest rate swap                                                      ---              ---            ---               505

LIABILITIES
Investment-type insurance contracts                                  79,317           75,450         76,573            72,437
Notes, mortgages and other debt                                     191,914          191,914        147,861           147,861
Long-term debt                                                          ---              ---        100,000           100,000
Film contract obligations included in other liabilities               9,738            8,765          8,154             7,382
Interest rate swap                                                      ---               87            ---               ---

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


18.      BUSINESS SEGMENT INFORMATION

   The Company is actively engaged through its subsidiaries in two major business segments: insurance and broadcasting. Sales between the various subsidiaries of the Company are not material and are eliminated. Information for these segments is contained in the Selected Financial Data on page 27 and, with respect to the years 1995 through 1997, is incorporated by reference.

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




REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
THE LIBERTY CORPORATION

         We have audited the accompanying consolidated balance sheets of The Liberty Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Liberty Corporation and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                              /s/  Ernst & Young LLP

Greenville, South Carolina
February 6, 1998