Form 10-K405, Exhibit 13
period 1998-12-31
LIBERTY CORP
filed 1999-03-31
CIK 59229

CORPORATE INFORMATION
-------------------------------------------------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES


STOCK DATA

The Liberty Corporation's Common Stock is listed on the New York Stock Exchange under the symbol LC. As of December 31, 1998, 1,195 shareholders of record in 40 states, the District of Columbia, Canada and Australia held the 18,684,172 Common Stock shares outstanding. Quarterly high and low stock prices and dividends per share as reported by the Wall Street Journal were:

-------------------------------------------------------------------------------
                           Market Price Per Share                Quarterly
                                                                 Dividend
                         High                  Low               Per Share
-------------------------------------------------------------------------------
1998
-------------------------------------------------------------------------------

Fourth Quarter          $49.38                $36.25               $0.22
Third Quarter            52.31                 38.31                0.22
Second Quarter           52.50                 47.88                0.22
First Quarter            52.94                 44.88                0.20


1997
-------------------------------------------------------------------------------

Fourth Quarter          $47.31                $42.56               $0.20
Third Quarter            45.75                 40.25                0.20
Second Quarter           42.00                 38.38                0.20
First Quarter            43.38                 37.38               0.185


1996
-------------------------------------------------------------------------------
Fourth Quarter          $41.25                $32.25              $0.185
Third Quarter            35.88                 30.12               0.185
Second Quarter           33.38                 30.88               0.185
First Quarter            36.00                 33.00                0.17


The Company expects to continue its policy of paying regular cash dividends, although there is no assurance as to future dividends because they are dependent on future earnings, capital requirements and financial condition. Also, the payment of dividends is subject to the restrictions described in Notes 5 and 9 of the Consolidated Financial Statements.

CO-REGISTRAR AND CO-TRANSFER AGENT
Wachovia Bank, N.A.
Winston-Salem, North Carolina
1-800-633-4236

Written shareholder correspondence and requests for transfer should be sent to:
Wachovia Shareholder Services
C/O Boston EquiServe
P.O. Box 8217
Boston, Massachusetts  02266-8217

The Bank of New York
101 Barclay Street
New York, New York  10286
1-800-524-4458

For a free copy of the 10-K or other information contact:

The Liberty Corporation Shareholder Relations
Box 789
Greenville, SC  29602
Telephone (864) 609-8256

LIBERTY ON THE WEB

For the latest news releases and corporate and business unit information, you can access Liberty on the web at www.libertycorp.com

Annual Meeting

The Liberty Corporation will hold its annual meeting on Tuesday, May 4, 1999, at 10:30 a.m. in The Liberty Corporation Headquarters, Greenville, South Carolina. All Shareholders are invited to attend.

SELECTED FINANCIAL DATA
-------------------------------------------------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES

(In 000's, except per share data)                   1998          1997           1996          1995           1994          1993
----------------------------------------------------------------------------------------------------------------------------------
Revenues *                                     $   584,264    $  660,256    $   619,097    $  605,681    $   540,361    $  472,945
Income Before Income Taxes & Cumulative
  Effect of Accounting Changes                 $    49,101    $  111,577    $    56,499    $   88,795    $    38,868    $   77,324
Net Income                                     $    17,761    $   74,951    $    37,340    $   59,353    $    26,178    $   39,147
Earnings Per Diluted Share                     $      0.80    $     3.34    $      1.66    $     2.72    $      1.26    $     2.01
Change in Net Unrealized Investment Gains and
  Losses                                       $   (34,766)   $   21,789    $   (18,260)   $  111,095    $   (58,286)   $    1,276
Dividends Per Common Share                     $      0.86    $    0.785    $     0.725    $    0.665    $      0.62    $     0.56
Depreciation and Amortization                  $    19,672    $   20,870    $    22,387    $   19,034    $    16,019    $   13,522
Expenditures for Property and Equipment        $    11,630    $   10,006    $    10,554    $   13,288    $     9,616    $   15,465
Assets                                         $ 2,410,683    $3,184,758    $ 3,060,765    $3,034,296    $ 2,667,264    $2,187,033
Notes, Mortgages and Other Debts               $   285,000    $  191,914    $   247,861    $  258,444    $   231,647    $  149,489
Redeemable Preferred Stock                     $    20,967    $   37,369    $    45,599    $   45,667    $    45,816          --
Consolidated Shareholders' Equity              $   529,507    $  674,447    $   580,861    $  575,762    $   395,589    $  433,845

*See Notes 6 and 16 regarding 1998 dispositions and acquisitions

MANAGEMENT'S DISCUSSION AND ANALYSIS
-------------------------------------------------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES

    The Liberty Corporation ("Liberty", "the Company" or "the parent company") is a holding company with operations in broadcasting and insurance. The Company's broadcasting subsidiary, Cosmos Broadcasting, ("Cosmos") consists of eleven network affiliated stations in the Southeast and Midwest and a cable advertising company. Six of the stations are affiliated with NBC, three with ABC, and two with CBS. The Company markets its insurance products through its insurance subsidiary, Liberty Life Insurance Company ("Liberty Life"). Additionally, Liberty is one of the nation's largest life insurance third-party administrators, providing administrative services for over 4.4 million policies through Liberty Insurance Services Corporation ("LIS").

FORWARD-LOOKING INFORMATION

    The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information contained herein or in any other written or oral statements made by, or on behalf of the Company, are or may be viewed as forward looking. The words "expect", "believe", "anticipate" or similar expressions identify forward-looking statements. Although the Company has used appropriate care in developing any such forward-looking information, forward-looking information involves risks and uncertainties that could significantly impact actual results. These risks and uncertainties include, but are not limited to, the following: changes in national and local markets for television advertising; changes in general economic conditions, including the performance of financial markets and interest rates; competitive, regulatory, or tax changes that affect the cost of or demand for the Company's products; and adverse litigation results. The Company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future developments, or otherwise.

SIGNIFICANT EVENTS AND TRANSACTIONS

    In February 1999, the Company announced that it was considering a variety of restructuring alternatives that would more actively support the business objectives of its operating subsidiaries and enhance value for shareholders. While no decisions have been reached, options are being explored that could potentially lead to a spin-off of one of the businesses, a joint venture with another company or other possibilities.

    During 1998, the Company completed the acquisition of three television stations. In July 1998, the Company completed the acquisition of WALB television, a NBC affiliate, located in Albany, Georgia for $78.6 million. In November 1998, the Company completed the acquisition of KGBT television, a CBS affiliate, located in Harlingen, Texas for $42.9 million. In December 1998, the Company completed the acquisition of WWAY television, an ABC affiliate, located in Wilmington, North Carolina for $35.4 million. The purchase of these stations was funded using proceeds from the Company's credit facility.

    On April 8, 1998, the Company completed the sale of Pierce National Life Insurance Company ("Pierce") to Fortis, Inc. The Company received cash totaling approximately $139 million at closing. The Company recognized a loss on the sale of Pierce of $18.9 million in the first quarter of 1998. On December 31, 1997, Fortis, Inc. had purchased 2,660 newly issued shares of Pierce common stock for $37.2 million in cash. Subsequent to this stock purchase, Fortis, Inc. maintained a twenty-one percent ownership interest in the common stock of Pierce through the completion of the sale. LIS continues to administer the Pierce block of business and also began to provide similar administrative services to another subsidiary of Fortis, Inc. during 1998.

    In March 1998, the Company completed a tender offer program whereby it repurchased 2,400,000 shares of its common stock at $52 per share. In addition, the Company repurchased 138,000 shares in the open market during 1998. The stock repurchases were funded with borrowings from Company's credit facility.

    In May 1997, Liberty completed the sale of its business rental property and the majority of its business park development projects to a partnership in which the general partner is a publicly-traded real estate investment trust ("REIT"). Liberty received cash, a note receivable, and partnership units (which are convertible into shares of the REIT) in exchange for the properties. The properties sold were held by both Liberty Life and the parent company, and had a book value of approximately $71.2 million at the sale date. The total consideration received on the sale of the real estate was approximately $79.8 million including the note receivable and the partnership units of the REIT. The cash proceeds of approximately $35 million from the sale were used to repay debt.

SUMMARY OF CONSOLIDATED
RESULTS OF OPERATIONS

(In 000s)                         1998        1997        1996
-------------------------------------------------------------------------------
Revenues                        $584,264    $660,256    $619,097
-------------------------------------------------------------------------------
Operating earnings               $53,320     $70,909     $66,032
Net realized investment
  gains (losses)                     861       4,042      (1,748)
Loss of sale of subsidiary       (18,919)         --          --
Special charges                  (17,501)         --     (26,944)
-------------------------------------------------------------------------------
Net income                       $17,761     $74,951     $37,340
-------------------------------------------------------------------------------

THE YEAR 1998 COMPARED WITH THE YEAR 1997

    For 1998, consolidated revenues were $584.3 million, a 12% decrease from the prior year. Excluding Pierce's results from both periods, revenues increased 9% for the year. The increase was attributable to broadcasting revenues which were up $21.6 million, or 16%, over the prior year. Also contributing to the increase were premiums from the LibertyDirect segment of Liberty Life, which increased 16% over the prior year.

    Operating earnings for 1998 of $53.3 million declined 25% compared with 1997. The reduction in earnings from having only one quarter of Pierce earnings in 1998, financing costs associated with the share repurchases and higher corporate litigation related expenses combined to reduce operating earnings.

    Net income for the year was $17.8 million, and included special charges of $17.5 million, the $18.9 million loss on the sale of Pierce, and realized investment gains of $0.9 million. Significant components of the $17.5 million special charge include amounts related to developing and implementing an Activity Value Analysis process to redistribute resources into areas of the Company that are growing and reduce costs where necessary; expensing of previously capitalized costs of projects that are no longer expected to be implemented and projects where primary additional functionality was limited to compliance with year 2000; additional deferred acquisition cost amortization on universal life products from changes in interest rate assumptions; and a provision for additional taxes related to certain universal life products.

THE YEAR 1997 COMPARED WITH THE YEAR 1996

    Consolidated 1997 revenues of $660.3 million were up 7% compared with the $619.1 million reported for 1996. Liberty Life's LibertyDirect segment revenue increase of $32.5 million accounted for the majority of the consolidated revenue increase.

    Consolidated net income for 1997 was $75.0 million, an increase of $37.6 million from the $37.3 million reported for 1996. The amounts reported for 1996 included special charges of $26.9 million. Excluding the special charges, net income for 1996 was $64.3 million, and 1997 earnings increased $10.7 million (17%) over the adjusted 1996 earnings. The increase in 1997 was primarily the result of a $5.8 million positive fluctuation in net realized investment gains and operating earnings growth in LibertyDirect and Pierce. The special charges for 1996 resulted from a detailed study of the profitability of all of Liberty's insurance products. The study identified a small group of products whose mortality and expense experience was significantly worse than assumed when the products were sold. Approximately $22 million of the special charges were provisions for losses related to these products. In addition to the product-related charges, the Company expensed previously deferred costs associated with acquiring and modifying an administrative system for the Company's pre-need business based on a decision to move to a new administrative platform. All of the special charges represented non-cash items, and had no material impact on the insurance subsidiaries' statutory financial condition.

BUSINESS SEGMENTS

    The Company operates primarily in the television broadcasting and life insurance industries. The Company has six reportable segments which are defined based on the products and services provided. Television broadcasting is one segment. The five reportable segments comprising the Insurance Operations are Agency, LibertyDirect, Insurance administration, Pre-need, and Corporate and Other. In the life insurance industry the Company currently markets products through Liberty Life and provides insurance administrative services through LIS. Prior to the sale of Pierce in April 1998, the Company also marketed pre-need life insurance through Pierce. Additional segment information is included in
Note 18 to the Consolidated Financial Statements.

BROADCASTING RESULTS OF OPERATIONS

(In 000s)                              1998        1997        1996
-------------------------------------------------------------------------------
Gross broadcasting revenues          $159,461    $137,898    $137,336
Agency commissions                     22,383      19,005      19,433
-------------------------------------------------------------------------------
Net broadcasting revenues             137,078     118,893     117,903

Expenses                               87,655      76,679      75,534
-------------------------------------------------------------------------------
Income before interest and taxes       49,423      42,214      42,369
-------------------------------------------------------------------------------
Interest expense                       12,533       8,348       8,630
-------------------------------------------------------------------------------
Income before income taxes             36,890      33,866      33,739
-------------------------------------------------------------------------------
Income taxes                           14,157      12,140      13,455
-------------------------------------------------------------------------------
Net income                           $ 22,733    $ 21,726    $ 20,284
-------------------------------------------------------------------------------

    As noted earlier, Cosmos completed three acquisitions in 1998. The acquisitions are included in the broadcasting results from the date acquired and impact the comparability of 1998 results with prior years.

THE YEAR 1998 COMPARED WITH 1997

    Gross broadcasting revenues increased $21.6 million (16%) in 1998 compared with 1997. Excluding the impact of the 1998 acquisitions, gross broadcasting revenues increased $13.8 million, or 10%. The remainder of the comparison of 1998 with 1997 will focus on same station results and exclude the impact of the 1998 acquisitions.

    Higher political revenues in 1998 provided the majority of the revenue increase, with political revenues increasing $10.3 million over 1997 levels. While 1998 was not a major national election year, there were contested political races and issues in several of Cosmos' markets. Cosmos capitalized on the overall strength of its stations in the local markets to capture a significant portion of the political dollars spent in its markets. Local revenues were up 3% and national revenues down 2% compared with 1997. The volume of political spending had a negative impact on local revenue growth as the political advertising displaced other advertisers during portions of the year. National revenues were soft in most Cosmos markets all year.

    On a same station basis broadcasting expenses increased $6.5 million (8%) in 1998 compared with 1997. The expense increase was high due to expenditures for operations and projects designed to build future revenue. Also, as more fully explained in the review of insurance segment results, Cosmos absorbed $1.5 million in higher expenses related to amounts that were previously borne by the Corporate and Other segment.

    Interest expense increased $4.2 million in 1998 directly related to the financing of the 1998 acquisitions. Cosmos does not have its own credit facility. All of Cosmos interest expense and related debt is paid, or payable, to the parent company. The interest rate charged is intended to approximate the rate Cosmos would pay if it had a separate credit facility. For 1998 and 1997 the interest rate was 8%.

    The effective income tax rate for 1998 was 38.4% compared with 35.8% in 1997. Both rates were lower than the combined federal and state statutory rate of 39.5%. In 1998 a tax benefit was obtained from implementation of tax planning strategies. In 1997 a tax benefit was recorded related to the settlement of outstanding tax issues.

THE YEAR 1997 COMPARED WITH 1996

    Gross broadcasting revenues for 1997 were $137.9 million compared with $137.3 million in 1996. Although 1997 was expected to be an off year in the revenue cycle due to the lack of major political races and Olympic Games, Cosmos managed to report increases in all revenue categories that more than offset a decline of over $7.0 million in political revenues from the prior year. Cosmos major sources of revenue growth were from national and local advertising due to the over strength of the economy.

    Broadcasting expenses rose 2% in 1997 compared with the 1996 levels. As previously discussed, Cosmos also benefited from a favorable $1.3 million adjustment to income tax expense in 1997.

CASH FLOW INFORMATION

    Additional measures of broadcasting performance are based on cash flow. Cash flow information is included for the broadcasting segment because such data is commonly used as a performance measure for broadcasting companies by investors for, among other items, measuring a company's debt, and debt service, capacity. This cash flow information is not, and should not be used as, an alternative or substitute for the net income or cash flows included in the Company's Consolidated Financial Statements, and is not a measure of financial performance under generally accepted accounting principles.

(In 000s)                                  1998       1997        1996
-------------------------------------------------------------------------------
Cash Flow and Related Information
Broadcast cash flow (1)                  $62,031    $51,884     $52,489
-------------------------------------------------------------------------------
Station cash flow (2)                     65,406     55,031      55,681
-------------------------------------------------------------------------------
Broadcast cash flow margin (3)             45.3%      43.6%       44.5%
-------------------------------------------------------------------------------
Capital expenditures                      $7,277     $5,752      $6,030
-------------------------------------------------------------------------------

(1) Broadcast cash flow is defined as earnings before depreciation and amortization, interest expense, non-operating income and expenses, and income taxes.
(2) Station cash flow is broadcast cash flow plus cash headquarters expenses.
(3) Broadcast cash flow divided by net broadcasting revenue

    The 1998 acquisitions added $3.6 million to both broadcast and station cash flow. Excluding the impact of the acquisitions, broadcast cash flow increased 13% in 1998 compared with 1997. Cash flow for 1997 was down 1% compared with 1996. The cash flow amounts were impacted by the same items as previously discussed for revenues and expenses.

INSURANCE RESULTS OF OPERATIONS

(in 000's)                                  1998       1997        1996
-------------------------------------------------------------------------------
Operating revenues (1)
   Insurance premiums and
     policy charges                       $284,931    $350,692   $321,371
   Net investment income                   119,813     158,319    155,157
   Service contract revenues                18,217       7,121      7,751
-------------------------------------------------------------------------------
Total operating revenues                  $422,961    $516,132   $484,279
-------------------------------------------------------------------------------
Operating earnings before
   income taxes                            $45,456     $71,485    $65,997
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
PRO FORMA INFORMATION
   Pro forma revenues (2)                 $378,001    $354,640   $327,578
   Pro forma operating
     earnings before
     income taxes (3)                      $38,507     $40,471    $40,817
-------------------------------------------------------------------------------

(1) Excluding realized investment gains and losses and intersegment revenues
(2) Excluding Pierce operating revenues
(3) Pro forma adjusting for the combined impact of the sale of Pierce and the financing cost associated with the share repurchase as if both transactions had occurred at the beginning of each period presented.

    Pro forma operating revenues for 1998 increased $23.4 million, or 7%, compared with pro forma 1997 revenues. The LibertyDirect segment revenues for 1998 were $121.4 million, up $16.4 million, or 16%, from 1997 levels, with substantially all of the growth coming from an accidental death product. The LIS contract with Fortis resulted in revenues increasing $11.1 million in 1998 compared with 1997 revenues. Revenues for the Agency segment totaled $208.2 million in 1998, essentially the same as for 1997.

    Pro forma income before income taxes from insurance operations for 1998 was $38.5 million, a decrease of $2.0 million compared with pro forma $40.5 million reported in 1997. Higher non-recurring litigation expenses in 1998 accounted for the decline. In 1998, Liberty incurred costs in connection with the settlement and conclusion of litigation over an acquisition-related contract dispute. Expenses continue in connection with a previously disclosed suit against a software development company where Liberty is the plaintiff. Litigation related costs incurred for these two cases, which is reported in the Corporate and Other segment decreased pretax operating earnings $5.0 million in 1998 compared with 1997.

INSURANCE SEGMENT RESULTS

                                           1998       1997        1996
-------------------------------------------------------------------------------
SEGMENT OPERATING REVENUES
     (excluding intersegment revenues)
Agency                                   $208,199   $206,355   $206,907
LibertyDirect                             121,364    104,984     72,530
Liberty Insurance Services                 18,217      7,121      7,751
Pierce National                            39,021    161,492    157,065
Corporate and Other                        36,160     36,180     40,326
-------------------------------------------------------------------------------
OPERATING REVENUES                       $422,961   $516,132   $484,579

PRE TAX OPERATING EARNINGS
Agency                                    $22,372    $39,575     39,691
LibertyDirect                              15,816     13,852      6,705
Liberty Insurance Services                 (1,304)       325        965
Pierce National                             6,120     27,040     21,199
Corporate and Other                         2,452     (9,307)    (2,563)
-------------------------------------------------------------------------------
Pre tax earnings from operations          $45,456    $71,485    $65,997
-------------------------------------------------------------------------------

THE YEAR 1998 COMPARED WITH 1997

With the sale of Pierce and the substantially reduced investment in real estate, the parent company operations primarily support Liberty Life and LIS and, to a lesser extent Cosmos. As a result significantly more of the parent company costs are being charged or allocated to the segments. Because more costs are charged directly to the insurance segments. The segment most significantly impacted by the change in expense charges and allocations was Agency, the largest segment in terms of revenues and assets. A significant portion (estimated to be approximately $7.0 million) of the decline in Agency pre-tax operating earnings is related to change in the expense reporting. Agency also had higher direct expenses primarily related to technology costs from equipping its field force with the PriorityPad sales tool. In addition to higher general expenses Agency also had approximately $3.3 million in higher deferred policy acquisition cost amortization expense. The higher deferred acquisition cost amortization relates primarily to changes in the systems and methodology used to amortize deferred acquisition costs for Agency's interest sensitive products. The system and methodology changes increased the amortization expense over what had been recognized in prior years using the previous system and estimates. Going forward, subject to changes in actual experience, the amount of interest sensitive deferred acquisition cost amortization is expected to be comparable to the amounts recognized in 1998. Offsetting a portion of the higher general expenses and deferred acquisition amortization expense was higher investment income. Investment income in Agency increased $3.4 million compared with 1997 levels as Agency benefited from the decision in 1997 to sell its commercial real estate portfolio and redeploy the proceeds into investments that have higher current yields. If the interest environment that existed at the end of 1998 continues throughout 1999, it is expected that investment income in Agency will be lower in 1999 than it has been in recent years.

Strong premium growth and good mortality results enabled LibertyDirect to increase earnings by $1.9 million in 1998, overcoming an estimated $3.5 million increase in allocated expenses. LibertyDirect's primary source of premiums is from products sold to pay mortgage balances on the death or disability of the insured. Lapses in this line are influenced by, among other factors, the level of mortgage loan refinancing activity. While interest rates were low in 1998 leading to periods of higher refinancing activity, there has not been a significant impact to date on LibertyDirect's lapse experience.

Liberty Insurance Services reported an operating loss of $1.3 million before income taxes in 1998. This compares with income before income taxes of $0.3 million in 1997. Higher expenses associated with the start up of the Fortis contract was the primary cause for the fluctuation in pretax earnings. The contract was not expected to contribute to earnings in 1998 but is expected to be profitable in future periods. LIS operations include intersegment profits of approximately $0.6 million from servicing Liberty Life business in 1998 and no significant intersegment profits in 1997. The improvement in the Corporate and Other segment in 1998 compared with 1997 came predominantly from the shift in expenses to the other segments and lower net interest costs.

THE YEAR 1997 COMPARED WITH 1996

    Operating earnings before income taxes for the Agency segment were level with 1996 amounts. Total revenues and all expense categories were similar in amounts between the periods. LibertyDirect experienced strong premium and profit growth in 1997 compared with 1996. The LibertyDirect segment reported a $32.5 million (45%) increase in premiums and a $7.1 million (107%) increase in pretax operating earnings over 1996.

    LIS pretax earnings from operations were $0.3 million, a decline of $0.7 million from the $1.0 million reported in 1996.

INVESTMENTS

   As of December 31, 1998, Liberty's consolidated investment portfolio was carried at $1.4 billion compared with $2.1 billion at the end of 1997. Approximately 69% of consolidated invested assets were in fixed maturity securities (bonds and redeemable preferred stocks), 16% was in mortgage loans, 7% in policy loans, with the balance consisting of equity securities (5%), real estate (2%), and other long-term investments (1%).

   The overall average credit rating of fixed maturity securities as of December 31, 1998 was A+. Less than investment grade securities comprised 4.9% of the fixed maturity portfolio at December 31, 1998, compared with 3.2% at December 31, 1997.

-------------------------------------------------------------------------------
Bond Portfolio Quality Rating Chart

AAA               33.0%
AA                11.5%
A                 18.1%
BBB               32.5%
Below BBB          4.9%
-------------------------------------------------------------------------------

   Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" requires that all debt and equity securities be classified into one of three categories -- held to maturity, available for sale, or trading. As of December 31, 1998 and 1997, all securities have been classified as available for sale and are carried at fair value.

   SFAS 115 requires that available for sale securities be carried at fair value, with unrealized gains and losses, net of adjustment for deferred income taxes and deferred acquisition costs related to universal life products, reported directly in shareholders' equity. The fair value of Liberty's fixed maturity portfolio, and the related adjustment to shareholders' equity, is significantly affected by changes in the overall interest rate environment. During 1998 and 1997 interest rates fluctuated within a relatively narrow range. In 1998, there was a decrease in shareholders' equity of $10.9 million resulting from a decline in the fair value of the portfolio. During 1997 shareholders' equity increased $21.8 million as a result of changes in the fair value of securities. While the volatility experienced in the last two years has not been as great as that experienced in other periods, there could be significant fluctuations in shareholders' equity as a result of carrying securities at market value if interest rates change significantly.

-------------------------------------------------------------------------------
Fixed Maturity Securities
Ratio of Fair Value to Amortized Cost Chart

1998     104.3%
1997     105.4%
1996     103.6%
1995     106.1%
1994      95.7%
1993     107.4%
-------------------------------------------------------------------------------

   Although Liberty's entire fixed maturity and equity security portfolios have been classified as available for sale, Liberty pursues a value-oriented, as opposed to a trading-oriented, investment philosophy in the management of its securities portfolios. Accordingly, turnover in the portfolios has historically been relatively low and has related primarily to restructuring portfolios acquired through acquisitions or to manage Liberty's tax position. Gains trading, which Liberty believes is short-sighted, is not consistent with its investment philosophy of longer term value-oriented investing. In an environment where yields have approached historic lows, Liberty's focus remains on prudently managing credit, interest rate and liquidity risk, the primary investment risks within a fixed income portfolio.

   Approximately 27% of Liberty's $935 million fixed maturity portfolio at December 31, 1998, was composed of mortgage-backed securities. This compares with approximately 38% at year-end 1997. Certain mortgage-backed securities are subject to significant prepayment risk or extension risk due to changes in interest rates. In periods of declining interest rates mortgages may be repaid more rapidly than scheduled as borrowers refinance higher rate mortgages to take advantage of the lower current rates. As a result, holders of mortgage-backed securities may receive large prepayments on their investments that cannot be reinvested at interest rates comparable to the rates on the prepaid mortgages. In a rising interest rate environment, refinancings are significantly curtailed and the payments to the holders of the securities decline, limiting the ability of the holder to reinvest at the higher interest rates. Mortgage-backed pass-through securities and sequential collateralized mortgage obligations ("CMO's"), which comprised 12% of the book value of Liberty's mortgage-backed securities at December 31, 1998, and 19% at year-end 1997, are sensitive to prepayment or extension risk. The remaining 88% of Liberty's mortgage-backed investment portfolio at December 31, 1998, consisted of planned amortization class ("PAC") instruments. This compares to 81% at December 31, 1997. These investments are designed to amortize in a more predictable manner by shifting the primary prepayment and extension risk of the underlying collateral to investors in other tranches of the CMO. PAC's are tranches of CMO's specifically designed to protect against prepayment or extension risk. In periods of declining interest rates, prepayments are first applied to the non-PAC tranches of the CMO, creating improved call protection for the PAC tranches. Only after all non-PAC tranches have been paid off are prepayments applied to the PAC tranche. In periods of increasing interest rates, prepayments are first applied to the PAC tranche, thus reducing extension risk for PACs. As a result, PACs have a more stable cash flow than most other mortgage securities because they have better call protection and less extension risk.

   Mortgage loans of $215.5 million comprised 16% of the consolidated investment portfolio at December 31, 1998. This compares to mortgage loans of $244.8 million, or 11%, of the consolidated investment portfolio at December 31, 1997. Substantially all of these mortgage loans are commercial mortgages with a loan-to-value ratio not exceeding 75% when made. Approximately 52% of these loans at December 31, 1998, are concentrated in North and South Carolina; and 88% are in the states of North Carolina, South Carolina, Tennessee, Georgia and Virginia. Mortgage loan delinquencies, defined as payments 60 or more days past due, have historically been low and were 0.22% at the end of 1998 compared to the latest available industry rate of 0.57%.

   As discussed above, Liberty's consolidated investment portfolio including fixed maturity securities available for sale, mortgage loans and other financial instruments such as policy loans and debt swap agreements (see Note 5 to the Consolidated Financial Statements) are subject to market risks including the risk of changes in interest rates at varying maturities. Additionally, the

Company's equity securities available for sale portfolio is subject to market risk including equity pricing risk.

   As typical in the industry, certain life insurance products of the Company contain minimum rate guarantees regarding interest credited (see Note 4 to the Consolidated Financial Statements). The Company employs various methodologies to manage its exposures to interest rate risks. The asset/liability matching process focuses primarily on the management of interest rate risk of the Company's insurance operations. Liberty monitors the duration of insurance liabilities compared to the duration of assets backing the various insurance lines of business to evaluate the timing of cash flows becoming available from the assets to fund the expected benefits of the insurance liabilities. The Company's goal with such an analysis is to balance the risk and profitability for each insurance line of business and for the Company as a whole.

   The Company considers the timing of cash flows arising from market risk sensitive instruments and insurance products under varying interest rate scenarios as well as the correlated impact on reported earnings under those scenarios. The following table of various hypothetical interest rate scenarios illustrates the estimated impact to Liberty's earnings for the next year, based on the assumptions contained in the Company's model, if such scenarios materialized:

                                     Estimated Incremental
                                    Increase or Decrease in
CHANGE IN INTEREST RATE               Earnings (in 000s)
-------------------------------------------------------------------------------
   Increase 1 percent                        $  841
   Decrease 1 percent                        (1,965)

   These estimates were derived by modeling estimated cash flows of the Company's available for sale fixed maturity securities, mortgage loans, policy loans and interest rate swaps. Changes in interest rates illustrated above assume parallel shifts in the yield curve graded pro-rata over four quarters. Incremental income (loss) is net of taxes at 35%. Estimated cash flows produced in the model assume reinvestments representative of Liberty's current strategy and calls/prepayments which would result when the issuers or borrowers can benefit financially based upon the difference between prepayment penalties and new money rates under each scenario.

   The estimated incremental increase or decrease in earnings from the indicated changes in interest rates relates only to the earnings provided directly from fixed maturity securities, mortgage loans, policy loans and debt. In addition, any fluctuation in interest rates would change the Company's earnings because of the impact of the changes on other components of the Company's operations that are directly and indirectly influenced by the change in interest rates, or because of the impact of the underlying economic conditions that caused interest rates to change have on the demand for the Company's products and services.

   Liberty's portfolio of equity securities is exposed to price risk. The Company held equity securities with a market value of $63.7 million at December 31, 1998, including $12.7 million in Liberty Properties Trust, a non-affiliated real estate investment trust. The majority of stocks within the portfolio are considered to be small or mid-capitalization stocks (below $5 billion in market capitalization) and most closely correlate with the performance of the S&P MidCap 400 Index. If the market value of the S&P MidCap 400 Index, and of Liberty Property Trust specifically, declined 10% from December 31, 1998 values, the market value of the Company's common stock portfolio could be expected to decrease by approximately $6.4 million.

   Additional disclosures concerning the fair values in relation to the carrying values of Liberty's financial instruments are included in Note 17 to the Consolidated Financial Statements.

   As of December 31, 1998 and 1997, investment real estate totaled $34.8 million and $49.2 million, representing 2% of consolidated investment portfolio at both periods. The portfolio consists primarily of residential land and lots in various stages of development and completion. Liberty does not currently plan to make any future investments in new investment real estate properties but will continue to manage the existing portfolio to maximize the value to the Company. Substantially all of the remaining investment real estate is located in South Carolina.

   Liberty has experienced pre-tax impairments on investment assets of $0.6 million, $7.2 million and $4.3 million for the years ended December 31, 1998, 1997, and 1996, respectively. The high level of impairments in 1997 was due to approximately $6.6 million of write-downs associated with the remaining residential properties which are being carried at the lower of cost or fair market value less costs to sell, and write-downs taken on an oil and gas investment. While the level of impairments is not predictable, management does not expect impairments to have a significant impact on Liberty's results of operations or liquidity.

LIQUIDITY AND CAPITAL RESOURCES

   In May 1998, Liberty entered into a $300 million credit facility maturing in April, 2003, replacing the previous $275 million facility that was scheduled to mature in 1999. The Company may request up to an additional $150 million under the current facility, subject to the approval of the participating lenders. The credit agreement contains various restrictive and financial covenants typical of a credit facility of this size and nature. These restrictions primarily pertain to limitations on the quality and types of investments and prescribed ratios of consolidated debt to consolidated total capital and fixed charges coverage.

   Liberty funded the 1998 purchases of three television stations, with a total purchase of approximately $156.9 million, from borrowings under the credit facility.

-------------------------------------------------------------------------------
Debt to Capital Ratio Chart
Excluding Unrealized Investment Gains and Losses

1998     35.2%
1997     22.8%
1996     29.7%
1995     31.4%
1994     31.9%
1993     25.9%
-------------------------------------------------------------------------------

   Liberty has entered into interest rate swaps to minimize the impact of a potential significant rise in short-term interest rates on Liberty's outstanding variable-rate debt. See Note 5 to the Consolidated Financial Statements for additional discussion of these contracts.

    In 1994, Liberty issued 668,207 shares of Series 1994-A Voting Cumulative Preferred Stock ("1994-A Series") having a total redemption value of $23.4 million, or $35.00 per share, in connection with the acquisition of State National Capital Corporation and 598,656 shares of Series 1994-B ("1994-B Series") Voting Cumulative Preferred Stock having a total redemption value of $22.4 million, or $37.50 per share, in connection with the acquisition of American Funeral Assurance Company. The shares have preference in liquidation and each share is entitled to one vote on any matters submitted to a vote of the shareholders of the Company. Both the Company and the holders of the preferred stock have the right to redeem any or all of the shares from time to time beginning five years and one month after the date of issue in exchange for cash or shares of the Company's common stock. There is no sinking fund for the redemption of either series of preferred stock. Both the 1994-A and 1994-B series of preferred stock are considered redeemable preferred stock and are classified outside permanent equity. At December 31, 1998, there were 198,259 shares outstanding for the 1994-A Series and 374,059 shares outstanding for the 1994-B Series. These shares are eligible to be redeemed beginning in March, 1999 and Liberty expects to call them for redemption in 1999.

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

    The National Association of Insurance Commissioners (the "NAIC") has Risk-Based Capital ("RBC") requirements for life/health insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks such as asset quality, mortality and morbidity, asset and liability matching, and other business factors. The RBC formula is used by states as an early warning tool to identify companies that potentially are inadequately capitalized for the purpose of initiating regulatory action. In addition, the formula defines minimum capital standards that supplement the current system of low fixed minimum capital and surplus requirements on a state-by-state basis. The RBC ratios for Liberty Life indicate that Liberty Life's capital significantly exceeds the minimum capital requirements at December 31, 1998.

     The parent company's short-term cash needs consist primarily of: (1) working capital requirements, (2) interest on corporate debt, and (3) dividends to shareholders. The parent company's primary long-term cash need is the repayment of corporate debt. The parent company depends primarily on dividends and debt service payments paid to it by its subsidiaries to meet its short-term and long-term cash needs. Historically, Liberty's primary businesses have provided sufficient liquidity to fund their own operations as well as the operations of the parent company. Liberty receives funds from Liberty Life primarily in the form of dividends. Dividends from each insurance subsidiary are restricted under applicable state law. Annual dividends in excess of maximum amounts prescribed by state statutes ("extraordinary dividends") may not be paid without the approval of the insurance commissioner of each state in which an insurance subsidiary is domiciled. See Note 9 to the Consolidated Financial Statements.

   On a consolidated basis, Liberty's net cash flow from operating activities was $24.8 million for 1998 compared with $61.8 million for 1997 and $74.2 million for 1996.

   Liberty's net cash used in investing activities was $44.8 million in 1998 compared with net cash provided of $2.8 million in 1997 and net cash used of $88.9 million in 1996. The net cash used in investing activities in 1998 was primarily related to the purchase of television stations, with a portion of the cash to fund the purchases generated from the sale of Pierce. The primary sources of net cash provided by investing activities in 1997 was the sale of the commercial real estate as described previously, and the sale of Pierce National stock to Fortis, Inc. The net cash used in investing activities in 1996 was primarily related to the purchase of investment securities.

   Cash flow used in financing activities for 1998 was $25.1 million. During 1998 the Company repurchased 2,538,000 shares of its common stock for $131.1 million. Of the amount repurchased $125.5 million was repurchased through a tender offer with the balance purchased in the open market. Other than the stock repurchases, cash flow related to financing activities fluctuates primarily based on the level of borrowings or debt repayment. In 1997, cash flow used in financing activities was $39.6 million, compared with cash provided by financing activities of $7.7 million in 1996.

   At December 31, 1998 outstanding debt totaled $285 million and the debt to capital ratio was 35%. The Company believes that its current level of cash and expected future cash flows from operations are sufficient to meet the needs of its business and to satisfy its debt service. If suitable opportunities arise for additional acquisitions, Liberty believes it can arrange for additional credit or use Common Stock or Preferred Stock as payment for all or part of the consideration for such acquisitions; or Liberty may seek additional funds in the equity or debt markets. Under Liberty's credit facility there exists no restriction on acquisition funding, however, the total debt to capital ratio is limited to 35%. Because the debt to capital ratio was 35% at December 31, 1998 the current credit facility would have to be modified or re-negotiated to permit a significant amount of additional debt.

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

IMPACT OF THE YEAR 2000

    The Year 2000 issue is the result of computer programs written to use two digits rather than four to define the applicable year. Any of the Company's computer programs or hardware that have date sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations including among other things, a temporary inability to process transactions, send premium billings, pay personnel properly, or engage in normal business activities.

   The Company has determined that it will be required to modify or replace significant portions of its software and certain hardware so that its systems will properly utilize dates beyond December 31, 1999. The Company currently believes that with modifications and replacements to software and certain hardware, the Year 2000 issue will be mitigated. However, if the required modifications and replacements are not made or are not completed timely, the Year 2000 issue could have a material impact on the operations of the Company.

   The Company's plan to resolve the Year 2000 issue involves the following four phases: assessment, remediation, testing, and implementation. The Company has completed the full assessment of all systems that could be significantly affected by the Year 2000. The completed assessment indicated that a number of the Company's information technology systems could be affected, particularly the insurance administration, billing, and commissioning systems. The Company also completed an assessment of the equipment used at the television stations. In addition, the Company is gathering information about the Year 2000 compliance status of its significant suppliers and business partners and is continuing to monitor their compliance.

PROGRESS IN BECOMING YEAR 2000 COMPLIANT

    As mentioned previously the Company has completed the assessment phase to determine its information technology exposures. Liberty is 100% complete with its assessment phase, approximately 99% complete on the remediation phase, 65% complete with its testing phase and has implemented a number of business critical Year 2000 compliant systems. The Company plans to be significantly complete with its testing efforts by March 31, 1999. Completion of the implementation phase for all significant systems is expected by June 30, 1999.

    The Company is approximately 90% complete in the remediation phase of its operating equipment used in the broadcasting operations. The Company is approximately 95% complete with the testing of its remediated operating equipment. Once testing is complete, the operating equipment will be ready for immediate use. Testing and implementation of affected equipment is expected to be 100% complete by June 30, 1999.

NATURE AND LEVEL OF IMPORTANCE OF THIRD PARTIES AND THEIR EXPOSURE TO THE YEAR 2000

    The Company's insurance collection system interfaces directly with significant third party vendors including a large number of banks and financial institutions. The Company is in the process of working with its primary third party vendors to ensure that the Company's systems that interface directly with third parties are Year 2000 compliant by December 31, 1999. The Company has completed its remediation efforts on its collection system and is 95% complete with the testing phase. Testing of all significant systems that are tied to vendor interfaces was completed by December 31, 1998. The Company is asking its critical vendors to provide, in written form, documentation relating to their Year 2000 compliance. To date, Liberty is not aware of any significant supplier or subcontractor with a Year 2000 issue that would materially impact the Company's results of operations, liquidity, or capital resources. However, the Company has no means of ensuring that its suppliers or subcontractors will be Year 2000 ready. The inability of the Company's suppliers or subcontractors to complete their Year 2000 resolution process in a timely fashion could materially impact the Company, although the effect of non-compliance by significant suppliers or subcontractors is not fully determinable. The Company will continue to monitor correspondence from significant suppliers and subcontractors and develop contingency plans where deemed appropriate.

RISK AND RISK FACTORS

    Management believes it has an effective program in place to resolve the Year 2000 issue in a timely manner. As noted above, the Company has not yet completed all necessary phases of the Year 2000 program. In the event that the Company, for unforeseen reasons, does not complete any additional phases, the Company would be unable to correctly issue certain insurance policies, invoice customers, collect payments or pay agents properly. Disruptions in the economy generally resulting from Year 2000 issues could also adversely affect the Company. Additionally, the Company could be subject to litigation for computer systems product failure, such as, equipment shutdown or failure to properly date business records. The amount of potential liability and lost revenue cannot be reasonably estimated at this time.

CONTINGENCY PLANS

    The Company has contingency plans for certain critical applications and is working on such plans for others. These contingency plans involve, among other actions, manual workarounds and adjusting staffing strategies. Additionally, the Company has decided to remediate and test older systems that are planned for replacement during the first half of 1999. Thus, if replacement projects are delayed for any reason, the older systems will function beyond the Year 2000.

YEAR 2000 COSTS

    The Company is using both internal and external resources to reprogram or replace, test and implement the software and equipment to ensure it is Year 2000 compliant. The Company has implemented several major systems projects during the last three and one-half years that were not specifically performed to remediate Year 2000 issues. However, during the course of those projects, systems have been modified to ensure that they were Year 2000 compliant. The total cost of the projects to be undertaken for which a component of the project, or the entire project, has to do with remediating the Year 2000 problem is estimated to be approximately $18.4 million and is being funded through operating cash flows. Of the total, approximately $11.1 million is expected to be expensed, with the remainder to be capitalized as it relates primarily to upgrading or replacing systems for business reasons other than the Year 2000. To date the Company has incurred approximately $16.1 million of costs ($6.9 million capitalized and $9.2 million expensed). Of this total, the amounts in 1998 include approximately $4.1 million capitalized and $8.7 million expensed, including $7.3 million included in the special charges.

NEW ACCOUNTING PRONOUNCEMENTS

   In June, 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities". This standard is required to be adopted in years beginning after June 15, 1999. The Company has not determined when it will adopt this standard. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will be either offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company's use of derivatives is limited to fixing the cost of borrowings on a portion of the outstanding debt. The Company has not yet determined what the effect of Statement 133 will be on the earnings and financial position of the Company, but it is not expected to be material.

CONSOLIDATED STATEMENTS OF INCOME
THE LIBERTY CORPORATION AND SUBSIDIARIES
(In $000's, except per share data)


For the Years Ended December 31                                                    1998          1997            1996
----------------------------------------------------------------------------------------------------------------------
REVENUES
   Insurance premiums and policy charges                                         $284,931      $350,692      $ 321,371
   Broadcasting revenues                                                          159,461       137,898        137,336
   Net investment income                                                          119,813       158,319        155,221
   Service contract revenues                                                       18,217         7,121          7,751
   Realized investment gains (losses)                                               1,842         6,226         (2,582)
----------------------------------------------------------------------------------------------------------------------
Total revenues                                                                    584,264       660,256        619,097
----------------------------------------------------------------------------------------------------------------------

EXPENSES
   Policyholder benefits                                                          154,661       227,927        218,751
   Insurance commissions                                                           79,659        78,939         66,483
   General insurance expenses                                                      87,988        67,270         73,790
   Amortization of deferred acquisition costs and cost of business acquired        51,018        45,564         73,967
   Broadcasting expenses                                                          109,161        95,588         94,867
   Interest expense                                                                14,208        13,209         15,139
   Loss on sale of subsidiary                                                      13,811          --             --
   Other expenses                                                                  24,657        20,182         19,601
----------------------------------------------------------------------------------------------------------------------
Total expenses                                                                    535,163       548,679        562,598
----------------------------------------------------------------------------------------------------------------------

Income before income taxes                                                         49,101       111,577         56,499
Provision for income taxes                                                         31,340        36,626         19,159
----------------------------------------------------------------------------------------------------------------------

Net income                                                                       $ 17,761      $ 74,951      $  37,340
----------------------------------------------------------------------------------------------------------------------

EARNINGS PER COMMON SHARE
----------------------------------------------------------------------------------------------------------------------
Basic earnings per common share                                                  $   0.80      $   3.50      $    1.67
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Diluted earnings per common share                                                $   0.80      $   3.34      $    1.66
----------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
THE LIBERTY CORPORATION AND SUBSIDIARIES
(In 000's)


At December 31                                                                                     1998           1997
-------------------------------------------------------------------------------------------------------------------------
ASSETS

Investments:
  Fixed maturity securities
     Available for sale, at market, cost of $896,944 in 1998 and $1,587,587 in 1997            $  935,178      $1,673,888
  Equity securities, primarily at market, cost of $54,354 in 1998, $55,992 in 1997                 63,658          74,568
  Mortgage loans                                                                                  215,549         244,821
  Investment real estate, at cost less accumulated depreciation $12,212 in 1998,
    $10,742 in 1997                                                                                34,788          49,169
  Policy loans                                                                                     90,653         100,322
  Other long-term investments                                                                      21,256          18,459
  Short-term investments                                                                              250             250
-------------------------------------------------------------------------------------------------------------------------
Total Investments                                                                               1,361,332       2,161,477
-------------------------------------------------------------------------------------------------------------------------

Cash                                                                                               16,633          61,786
Accrued investment income                                                                          13,508          21,723
Receivables net of bad debt reserves, $1,163 in 1998, $1,441 in 1997                               69,536          69,433
Receivable from reinsurers                                                                        275,602         278,165
Deferred acquisition costs                                                                        248,764         275,615
Cost of business acquired                                                                          35,602          62,226
Buildings and equipment, at cost, less accumulated depreciation $127,502 in 1998,
  $114,473 in 1997                                                                                101,523          74,338
Intangibles related to television operations, at cost, net of amortization $37,465 in
  1998, $29,168 in 1997                                                                           212,842          90,080
Goodwill related to insurance acquisitions, at cost, net of amortization $9,133 in
  1998, $10,929 in 1997                                                                            22,868          33,950
Other assets                                                                                       52,473          55,965
-------------------------------------------------------------------------------------------------------------------------
Total Assets                                                                                   $2,410,683      $3,184,758
-------------------------------------------------------------------------------------------------------------------------

(In 000's)
At December 31                                                                                    1998              1997
---------------------------------------------------------------------------------------------------------------------------
LIABILITIES, REDEEMABLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY

Liabilities:
   Policy liabilities:
     Future policy benefits                                                                   $ 1,279,929       $ 1,890,786
     Claims and benefits payable                                                                   30,247            36,991
     Policyholder funds                                                                            24,355            28,154
---------------------------------------------------------------------------------------------------------------------------
                                                                                                1,334,531         1,955,931

Notes and mortgages payable                                                                       285,000           191,914
Accrued income taxes                                                                                7,348             3,282
Deferred income taxes                                                                             122,650           173,562
Accounts payable and accrued expenses                                                             106,523           106,191
Other liabilities                                                                                   4,157             4,902
Minority interest                                                                                    --              37,160
---------------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                                               1,860,209         2,472,942
---------------------------------------------------------------------------------------------------------------------------

Redeemable Preferred Stock:
   1994-A Series, $35.00 redemption value, 198,259 and 504,168 shares issued and
       outstanding in 1998 and 1997, respectively                                                   6,939            17,646
   1994-B Series, $37.50 redemption value, 374,059 and 525,948 shares issued and
       outstanding in 1998 and 1997, respectively                                                  14,028            19,723
---------------------------------------------------------------------------------------------------------------------------
Total Redeemable Preferred Stock                                                                   20,967            37,369
---------------------------------------------------------------------------------------------------------------------------

Shareholders' Equity:
   Common stock
     Authorized - 50,000,000 shares, no par value
     Issued and outstanding - 18,684,172 shares in 1998, 20,712,686 shares in 1997                 70,565           182,994
   Convertible preferred stock 1995-A Series, 599,985 shares issued and outstanding                20,999            20,999
   Preferred stock
     Authorized - 10,000,000 shares
     Issued and outstanding - 1,172,303 shares in 1998, 1,630,101 shares in 1997
   Unearned stock compensation                                                                     (7,596)          (10,872)
   Retained earnings                                                                              418,790           419,476
   Accumulated other comprehensive income                                                          26,749            61,850
---------------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                                                        529,507           674,447
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
Total Liabilities, Redeemable Preferred Stock and Shareholders' Equity                        $ 2,410,683       $ 3,184,758
---------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
THE LIBERTY CORPORATION AND SUBSIDIARIES
(In 000's)

For the Years Ended December 31                                                          1998              1997              1996
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                          $    17,761       $    74,951       $    37,340
Adjustments to reconcile net income to net cash provided by operating activities:
   (Decrease) increase in policy liabilities                                            (13,320)            7,390             5,545
   Increase in accounts payable and accrued expenses                                      7,717             2,571            14,050
   Increase in receivables                                                               (1,146)           (6,600)           (4,645)
   Amortization of deferred acquisition costs and cost of business acquired              51,018            45,564            73,967
   Policy acquisition costs deferred                                                    (52,337)          (55,312)          (51,122)
   Realized investment (gains) losses                                                    (1,842)           (6,226)            2,582
   Gain on sale of operating assets                                                      (1,826)           (2,011)           (3,172)
   Loss on sale of subsidiary                                                            13,811              --                --
   Depreciation and amortization                                                         19,672            20,870            22,387
   Amortization of bond premium and discount                                             (6,858)           (7,575)           (5,835)
   Provision for deferred income taxes                                                   (4,312)            1,613            (8,905)
   All other operating activities, net                                                   (3,584)          (13,394)           (7,957)
-----------------------------------------------------------------------------------------------------------------------------------
   NET CASH PROVIDED BY OPERATING ACTIVITIES                                             24,754            61,841            74,235
-----------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Investment securities sold                                                               78,583           128,513           181,572
Investment securities matured or redeemed by issuer:                                    171,166           100,031            75,369
Cost of investment securities acquired                                                 (274,631)         (288,053)         (322,633)
Mortgage loans made                                                                     (57,192)          (50,067)          (38,845)
Mortgage loan repayments                                                                 57,079            35,535            21,111
Purchase of investment properties, buildings and equipment                              (16,274)          (21,552)          (43,926)
Sale of investment properties, buildings and equipment                                   20,933            63,164            37,858
Purchases of short-term investments                                                      (8,255)          (42,423)          (73,602)
Sales of short-term investments                                                           8,255            42,423            73,352
Cash received on issuance of Pierce National Life common stock                             --              37,160              --
Net cash received on sale of subsidiary                                                 133,060              --                --
Net cash paid on purchase of television stations                                       (156,942)             --                --
All other investment activities, net                                                       (602)           (1,940)              823
-----------------------------------------------------------------------------------------------------------------------------------
   NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES                                  (44,820)            2,791           (88,921)
-----------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from borrowings                                                              3,265,000         2,505,000         2,957,704
Principal payments on debt                                                           (3,171,914)       (2,560,947)       (2,970,011)
Dividends paid                                                                          (18,447)          (19,540)          (18,366)
Stock issued for employee benefit and compensation programs                               1,974             3,884             1,441
Repurchase of common stock                                                             (131,114)             --                --
Return of policyholders' account balances                                               (31,606)          (38,949)          (35,966)
Receipts credited to policyholders' account balances                                     61,020            70,932            72,917
-----------------------------------------------------------------------------------------------------------------------------------
   NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                                  (25,087)          (39,620)            7,719
-----------------------------------------------------------------------------------------------------------------------------------

(DECREASE) INCREASE IN CASH                                                             (45,153)           25,012            (6,967)
Cash at beginning of year                                                                61,786            36,774            43,741
-----------------------------------------------------------------------------------------------------------------------------------
CASH AT END OF YEAR                                                                 $    16,633       $    61,786       $    36,774
-----------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
THE LIBERTY CORPORATION AND SUBSIDIARIES
(Amounts in 000's except per share data)

                                                                                   UNEARNED    ACCUMULATED
                                      COMMON                      CONVERTIBLE       STOCK         OTHER
                                      SHARES         COMMON        PREFERRED       COMPEN-    COMPREHENSIVE   RETAINED
                                   OUTSTANDING       STOCK           STOCK           TION         INCOME      EARNINGS     TOTAL(1)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1996            20,061       $ 158,735       $  20,999       $ (6,050)      $56,987      $345,091    $575,762

Net income                                                                                                       37,340      37,340
Net unrealized investment losses                                                                  (18,260)                  (18,260)
Foreign currency translation
   adjustment                                                                                         795                       795
Dividends - Common Stock -
   $0.725 per share                                                                                             (14,666)    (14,666)
Dividends - Redeemable Preferred
   Stock - $2.10 per share                                                                                       (2,652)     (2,652)
Dividends - Convertible
   Preferred Stock - $1.75 per                                                                                   (1,048)     (1,048)
   share
Stock issued for employee
   benefit and performance
   incentive compensation                152           4,641                         (1,118)                                  3,523
   programs
Stock issued for conversion of
   Redeemable preferred stock              2              67                                                                     67
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996          20,215       $ 163,443       $  20,999       $ (7,168)      $39,522      $364,065    $580,861
-----------------------------------------------------------------------------------------------------------------------------------

Net income                                                                                                       74,951      74,951
Net unrealized investment gains                                                                    21,789                    21,789
Foreign currency translation
   adjustment                                                                                         539                       539
Dividends - Common Stock -
   $0.785 per share                                                                                             (15,957)    (15,957)
Dividends - Redeemable Preferred
   Stock - $2.10 per share                                                                                       (2,535)     (2,535)
Dividends - Convertible Preferred
   Stock - $1.75 per share                                                                                       (1,048)     (1,048)
Stock issued for employee
   benefit and performance
   incentive compensation programs       268          11,320                         (3,704)                                  7,616
Stock issued for conversion of
   redeemable preferred stock            230           8,231           8,231
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997          20,713       $ 182,994       $  20,999       $(10,872)      $61,850      $419,476    $674,447
-----------------------------------------------------------------------------------------------------------------------------------

Net income                                                                                                       17,761      17,761
Net unrealized investment losses                                                                  (34,766)                  (34,766)
Foreign currency translation
   adjustment                                                                                        (335)                     (335)
Dividends - Common Stock - $0.86
   per share                                                                                                    (15,846)    (15,846)
Dividends - Redeemable Preferred
   Stock - $2.10 per share                                                                                       (1,551)     (1,551)
Dividends - Convertible
   Preferred Stock - $1.75 per                                                                                   (1,050)     (1,050)
   share
Stock issued for employee
   benefit and performance
   incentive compensation programs        51           3,897                          3,276                                   7,173
Stock issued for conversion of
   redeemable preferred stock            458          14,788                                                                 14,788
Stock repurchased as part of
   tender or on open market           (2,538)       (131,114)                                                              (131,114)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998          18,684       $  70,565       $  20,999       $ (7,596)      $26,749      $418,790    $529,507
-----------------------------------------------------------------------------------------------------------------------------------

(1) Comprehensive income, which includes the aggregate of net income, net unrealized investment gains (losses) and foreign currency translation adjustment, was $19,875, $97,279, and $(17,340) for 1996, 1997 and 1998,
     respectively.

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   PRINCIPLES OF CONSOLIDATION - The accompanying consolidated financial statements of The Liberty Corporation and Subsidiaries (the Company) include the accounts of the Company after elimination of all significant intercompany balances and transactions. The primary subsidiaries of the Company are Liberty Life Insurance Company, Pierce National Life Insurance Company (doing business as FamilySide) through April 8, 1998 (see Note 6), Liberty Insurance Services Corporation (collectively referred to as the insurance operations) and Cosmos Broadcasting Corporation.

   ORGANIZATION - The Company's operations include the sale and service of life insurance products in the United States and Canada and television broadcasting operations in the United States. The insurance operations are licensed to do business in 49 states plus the District of Columbia. While the majority of the Company's assets and revenues are generated from its insurance operations, the Company also is a major television group broadcaster, owning and operating eleven network affiliated television stations throughout the southeastern and midwestern states. Information on the Company's operations by segment is included in Note 18 of this report.

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

   DEFERRED ACQUISITION COSTS - Acquisition costs incurred by the Company in the process of acquiring new business are deferred and amortized to income as discussed below. Costs deferred consist primarily of com-missions and certain policy underwriting, issue and agency expenses that vary with and are primarily related to production of new business.

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

- Policy loans are carried at cost.

- Other long-term investments are carried at cost which includes provisions for impaired value where appropriate. Included in other long-term investments are investments in venture capital funds.

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

   STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" was adopted by the Company effective January 1, 1996. This statement prescribes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill that are used in the business, as well as establishing accounting standards for long-lived assets and certain identifiable intangibles to be disposed of. Under the provisions of the statement, certain of the Company's investment real estate assets were required to be valued at fair value, rather than net realizable value as previously required. The adoption of this standard resulted in a $1,800,000 charge which was reported as a component of realized investment gains and losses in 1996.

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

   STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 130, "Reporting Comprehensive Income" was adopted by the Company January 1, 1998. This statement requires companies to report and display comprehensive income and its components as part of the general financial statements. The most significant items which affect the Company's comprehensive income are the change in unrealized security gains and losses and the change in the foreign currency translation adjustment, both items of which have historically been reported only as a component of shareholders' equity.

   STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") was adopted by the Company retroactively in 1998. This statement establishes standards for the way that public companies report information about operating segments in annual financial statements and requires that companies report selected information about operating segments in interim financial reports. The financial information to be reported includes segment profit or loss, certain revenue and expense items, and segment assets and reconciliations to corresponding amounts in the general purpose financial statements. It also establishes requirements for related disclosures about products and services, geographic areas, and major customers (see Note 18).

   STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued by the Financial Accounting Standards Board in June, 1998. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will be either offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company's use of derivatives is limited to fixing the cost of borrowings on a portion of the outstanding debt. This standard is required to be adopted in years beginning after June 15, 1999 and the Company has not determined when it will adopt this standard. The Company has not yet determined what the effect of Statement 133 will be on the earnings and financial position of the Company, but it is not expected to be material.

   RECLASSIFICATIONS have been made in the 1997 and 1996 Consolidated Financial Statements to conform to the 1998 presentation.

2.   INVESTMENTS

   Amortized cost and estimated fair values of investments in available for sale securities at December 31, 1998 and 1997 are as follows:

                                            Gross       Gross
                              Amortized   Unrealized  Unrealized     Fair
1998 (In 000s)                   Cost       Gains       Losses      Value
--------------------------------------------------------------------------------
AVAILABLE FOR SALE:

Fixed maturity securities
 US government obligations       $4,561      $340        ---        $4,901
 Foreign
  Corporate and Other            38,851     1,433      1,820        38,464
 Corporate securities           609,619    35,873      6,399       639,093
 Mortgage-backed securities     243,913     9,301        494       252,720
--------------------------------------------------------------------------------
 Total                          896,944    46,947      8,713       935,178

Equity securities                54,354    13,481      4,177        63,658
--------------------------------------------------------------------------------
Total                          $951,298   $60,428    $12,890      $998,836
--------------------------------------------------------------------------------


                                            Gross       Gross
                              Amortized   Unrealized  Unrealized     Fair
1997 (In 000s)                   Cost       Gains       Losses      Value
--------------------------------------------------------------------------------
AVAILABLE FOR SALE:

Fixed maturity securities
 US government obligations      $15,248      $571        $12       $15,807
 Foreign
  Government                      7,537        48         22         7,563
 Foreign
  Corporate and Other           104,607     8,210        558       112,259
 Corporate securities           847,826    47,886      1,897       893,815
 Mortgage-backed securities     612,369    32,213        138       644,444
--------------------------------------------------------------------------------
 Total                        1,587,587    88,928      2,627     1,673,888

Equity securities                55,992    21,326      2,750        74,568
--------------------------------------------------------------------------------
Total                        $1,643,579  $110,254     $5,377    $1,748,456
--------------------------------------------------------------------------------

   Realized gains (losses) and the change in unrealized gains (losses) on the Company's fixed maturities and equity securities are summarized as follows:

                                                          Total Gains
                                     Fixed      Equity    (Losses) on
(In 000s)                         Maturities   Securities Investments
--------------------------------------------------------------------------------
1998

Realized investment
  gains (losses)                     $131       $1,947      $2,078
Change in unrealized
  investment gains
  (losses)                        (10,629)      (8,026)    (18,655)
--------------------------------------------------------------------------------
Combined                         $(10,498)     $(6,079)   $(16,577)
--------------------------------------------------------------------------------
1997

Realized investment
  gains (losses)                 $   (150)     $ 8,755    $  8,605
Change in unrealized
  investment gains
  (losses)                         33,975        4,416      38,391
--------------------------------------------------------------------------------
Combined                         $ 33,825      $13,171    $ 46,996
--------------------------------------------------------------------------------
1996

Realized investment
  gains (losses)                 $ (2,864)     $10,160    $  7,296
Change in unrealized
  investment gains
  (losses)                        (31,389)         289     (31,100)
--------------------------------------------------------------------------------
Combined                         $(34,253)     $10,449    $(23,804)
--------------------------------------------------------------------------------

   The schedule below details consolidated investment income and related investment expenses for the years ended December 31.

(In 000s)                            1998        1997        1996
--------------------------------------------------------------------------------
Interest on
   Bonds                           $84,971    $123,932    $113,016
   Mortgage loans                   19,804      21,191      19,858
   Policy loans                      4,601       4,981       4,932
   Short-term investments              933         708         600
Dividends on
   Preferred stocks                  3,490       4,543       6,196
   Common stocks                       512         574       1,050
Investment property rentals            771       4,121       9,712
Net gain on investment
   real estate held for
   development                       3,123       3,838       6,518
Other investment income              7,122       6,705       5,643
--------------------------------------------------------------------------------
Total investment income            125,327     170,593     167,525
Investment expenses                  5,514      12,274      12,304
--------------------------------------------------------------------------------
Net investment income             $119,813    $158,319    $155,221
--------------------------------------------------------------------------------

   Proceeds from sales of fixed maturities and the related gross realized gains and losses for the three years ended December 31are shown below. The amounts shown below do not include those related to unscheduled redemptions or prepayments, nor do they reflect any impairments taken during the years presented.

(In 000s)                          1998        1997         1996
--------------------------------------------------------------------------------
Proceeds from sales              $52,548     $83,978     $157,425
Gross realized gains                 947         315        1,088
Gross realized losses             (2,051)     (1,489)      (4,832)

The following investment assets were non-income producing for the twelve months ended December 31, 1998:

                                               Balance Sheet
(In 000s)                                          Amount
--------------------------------------------------------------------------------
Investment real estate                           $ 10,118
Other long-term investments                        21,510
Mortgage loans                                      2,028
--------------------------------------------------------------------------------
Total                                            $ 33,656
--------------------------------------------------------------------------------

   For the year ended December 31, 1998, the Company incurred realized losses of $3,453,000 due to impairment of assets included in the year-end investment portfolio.

   Cumulative provisions for impairments on the total investment portfolio by asset category at December 31, 1998, are as follows:

                                         Cumulative Provision
(In 000s)                                   for Impairments
--------------------------------------------------------------------------------
Mortgage loans                                $    734
Investment real estate                           8,942
Other long-term investments                      1,416
--------------------------------------------------------------------------------
Total                                         $ 11,092
--------------------------------------------------------------------------------

   The amortized cost and estimated fair value of fixed maturities at December 31, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                             Amortized      Fair
(In 000s)                                      Cost         Value
--------------------------------------------------------------------------------
Due in one year or less                      $  17,818    $  18,161
Due after one year through five years          103,857      109,605
Due after five years through ten years         224,512      234,900
Due after ten years                            306,844      319,792
--------------------------------------------------------------------------------
                                               653,031      682,458

Mortgage-backed securities primarily
  maturing in five to twenty-five years        243,913      252,720
--------------------------------------------------------------------------------
Total                                         $896,944     $935,178
--------------------------------------------------------------------------------

3.   REINSURANCE AGREEMENTS

   The Company uses reinsurance as a risk management tool in the nor mal course of business and in isolated, strategic assumption transactions to effectively buy or sell blocks of in force business. The reinsurance contracts do not relieve the Company from its contract with its policyholders, and it remains liable should any reinsurer be unable to meet its obligations. At December 31, 1998, $3.4 billion (18%) of the Company's total $18.9 billion gross insurance in force was ceded to other companies. In the accompanying financial statements, insurance premiums and policy charges, policy-holder benefits and deferred acquisition costs are reported net of reinsurance ceded with policy liabilities being reported gross of reinsurance ceded.

   Amounts paid or deemed to be paid for reinsurance contracts are recorded as reinsurance receivables. The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

   In 1991 Liberty Life entered into an agreement with Life Reassurance Corporation (Life Re) to coinsure the Company's General Agency Division's universal life policies in force. The initial agreement provided for 80% coinsurance on policies in force at December 31, 1991, and 50% coinsurance on policies issued subsequent to such date. Effective July 1, 1995, the amount coinsured on policies written after December 31, 1991 was increased to 80%. Under the terms of the agreement, assets supporting the business ceded are required to be held in escrow. At December 31, 1998, Liberty Life's interest in the assets held in escrow consisted of investments with an amortized cost of $66.2 million and a fair value of $69.5 million. Comparable book and fair value at December 31, 1997 was $63.3 million and $66.5 million, respectively. These investments had an average rating of AA-. The total face value of insurance ceded to Life Re at December 31, 1998, was $2.2 billion and the Company has recorded a receivable related to this transaction from Life Re of $252.0 million as of December 31, 1998. Currently, Life Re has an A.M. Best rating of A+. During 1998 and 1997, Liberty Life had ceded premiums and policy charges of $16.3 million and $17.1 million, respectively, under the agreement.

   Effective September 30, 1991, Liberty Life entered into an agreement to coinsure 50% of its Home Service line of business. Under generally accepted accounting principles this agreement has been treated as financial reinsurance, and no reserve reduction had been taken for the business ceded. The reinsurance contract contains an escrow agreement that requires assets equal to the reserves reinsured, as determined under statutory accounting principles, be held in escrow for the benefit of this block of business. At December 31, 1998, the amortized cost and fair value of the invested assets held in escrow was $238.3 million and $252.1 million, respectively.

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

   The effect of reinsurance on premiums and policy charges and benefits was as follows for the years ending December 31:

(In 000s)                       1998         1997         1996
--------------------------------------------------------------------------------
Direct premiums and
   policy charges             $317,027     $384,010     $356,660
Reinsurance assumed                238          873        1,209
Reinsurance ceded              (32,334)     (34,191)     (36,498)
--------------------------------------------------------------------------------
Net premiums and policy
   charges                    $284,931     $350,692     $321,371
--------------------------------------------------------------------------------
Gross benefits                $180,611     $257,685     $243,584
Reinsurance recoveries         (25,950)     (29,758)     (24,833)
--------------------------------------------------------------------------------
Net benefits                  $154,661     $227,927     $218,751
--------------------------------------------------------------------------------

4. DEFERRED ACQUISITION COSTS, COST OF BUSINESS ACQUIRED AND FUTURE POLICY BENEFITS

   A summary of the changes in deferred acquisition costs is as follows:

(In 000s)                       1998        1997       1996
--------------------------------------------------------------------------------
Beginning balance             $275,615   $262,182    $265,188
Deferred during the year        52,337     55,312      51,122
Amortized during the year      (46,363)   (37,069)    (57,812)
Adjustment related to
   unrealized investment
   (gains) losses                2,357     (4,508)      3,712
Insurance in force ceded/
   sold                        (35,248)       ---         ---
Foreign currency
   translation                      66       (302)        (28)
--------------------------------------------------------------------------------
Ending balance                $248,764   $275,615    $262,182
--------------------------------------------------------------------------------

   Included in amortization for 1996 is $20.1 million of costs determined not to be recoverable from future premiums on certain lines of business. Actual experience on these lines of business was significantly less favorable than what was projected at the time the policies were sold. The insurance in force ceded/sold is in connection with the sale of Pierce National Life Insurance Company in 1998. Also in 1998, the Company recognized an additional $6.4 million of amortization for the unlocking of the interest spread assumptions on interest-sensitive products.

   A summary of the changes in costs of business acquired through acquisitions is as follows:

(In 000s)                        1998        1997         1996
--------------------------------------------------------------------------------
Beginning balance              $62,226     $70,764      $86,925
Interest accrued                 3,366       5,070        5,860
Related to insurance in
   force ceded/ sold           (21,975)        ---          ---
Foreign currency
   adjustment                        6         (43)          (6)
Amortized during the year       (8,021)    (13,565)     (22,015)
--------------------------------------------------------------------------------
Ending balance                 $35,602     $62,226      $70,764
--------------------------------------------------------------------------------

   The Company accounts for these costs in a manner consistent with deferred acquisition costs. The Company's interest rate used to amortize these costs is 7.85% for a majority of the asset. Periodically, the Company performs tests to determine that the cost of business acquired remains recoverable from future premiums from the business acquired. During 1996 the Company determined that actual experience was materially different than what was assumed at the time of acquisition for certain blocks of acquired business. Accordingly, $6.1 million of cost of business acquired was determined not to be recoverable based on the expected present value of the future cash flows from the business. The charge was included in amortization expense.

There were no similar charges in either 1998 or 1997.

   Under current assumptions, amortization of cost of business acquired, prior to consideration of accrued interest implicit in the calculation of the amortization, for the next five years is expected to be as follows:

   (In 000s)                                    Amortization
--------------------------------------------------------------------------------
   1999                                            $6,099
   2000                                             5,447
   2001                                             4,909
   2002                                             4,367
   2003                                             4,091

   The liabilities for traditional life insurance and accident and health insurance policy benefits and expenses are computed using a net level premium method, including assumptions based on the Company's experience, modified as necessary to reflect anticipated trends and to include provisions for possible unfavorable deviations. Reserve interest assumptions are graded and range from 3.5% to 9.5%. Such liabilities are, for some plans, graded to equal statutory values or cash values at or prior to maturity. The weighted average assumed investment yield for all traditional life and accident and health policy reserves was 5.9% for 1998 for Liberty Life Insurance Company, 6.7% and 6.6% for 1997 and 1996 which includes Pierce National Life Insurance Company in addition to Liberty Life Insurance Company. Benefit reserves for traditional life insurance policies include certain deferred profits on limited-payment policies that are being recognized in income over the policy term. Policy benefit claims are charged to expense in the period that the claims are incurred.

   Benefit reserves for universal life insurance and investment products are computed under a retrospective deposit method and represent policy account balances before applicable surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances. Interest crediting rates for universal life and investment products range from 4% to 6.25% in 1998, 4.0% to 6.45% in 1997, and 4.0% to 6.75% in 1996.

   Participating business accounts for approximately 1% of the Company's life insurance in force and premium income. The dividend to be paid is determined annually by the Board of Directors.

5.   DEBT

   The debt obligations at December 31 are as follows:

                              Interest
    (In 000s)                   Rate        1998       1997
--------------------------------------------------------------------------------
Borrowings under
  revolving credit
  agreement                    5.8%       $283,000   $188,000
Mortgage loans on
  investment property          8.0%            ---      1,214
Other                          ---           2,000      2,700
--------------------------------------------------------------------------------
Total                                     $285,000   $191,914
--------------------------------------------------------------------------------

   Maturities of the debt obligations at December 31, 1998, are as follows:

   Maturities (In 000s)                              Amount
--------------------------------------------------------------------------------
   1999                                               $700
   2000                                                650
   2001                                                650
   2002                                                ---
   2003                                            283,000
   Thereafter                                          ---
--------------------------------------------------------------------------------
   Total                                          $285,000
--------------------------------------------------------------------------------

   In May 1998, the Company refinanced its credit facility into a new, $300 million revolving credit facility maturing in April, 2003. The Company may request up to an additional $150 million under the new facility subject to approval by the bank group.

   The Company's borrowings against the revolving credit facility were $283,000,000 at December 31, 1998. During 1998, the maximum amount outstanding on the new revolving facility amounted to approximately $283,000,000 with an average balance outstanding of approximately $223,000,000 and an average weighted interest rate of 5.8%.

   The Company has the option to solicit money market interest quotes from the bank group for borrowings under the revolving credit facility. The revolving credit agreement also provides for borrowing at interest rates based on a formula that incorporates the use of the London Interbank Offered Rate ("LIBOR") plus an interest rate margin. A facility fee is charged on the facility based on the $300,000,000 total commitment. The facility fee and the interest rate margin for the revolving credit facility are all based upon the ratio of consolidated debt to cash flow, as defined in the credit agreement.

   The credit agreement contains various restrictive and financial covenants typical of a credit facility of this size and nature. These restrictions primarily pertain to limitations on the quality and types of investments and defined ratios of consolidated debt to consolidated total capital and fixed charges coverage. As of December 31, 1998, the Company was in compliance with all covenants under its debt agreement, or events of noncompliance had been waived.

   The Company has entered into interest rate swap agreements as a means of managing interest rate exposure on its floating rate debt. The agreements are contracts to exchange fixed and floating interest rate payments periodically over the life of the agreements, without the exchange of the underlying notional amounts. The Company pays the counterparty a fixed rate and the counterparty pays the Company interest at a floating rate based on three month LIBOR. The interest differential to be paid or received on the swaps is accrued and included in interest expense for financial reporting purposes. The agreements are with major financial institutions and the Company's credit exposure is limited to the value of the interest rate swap that has, or may become favorable to the Company. Information about the interest rate swaps follows:

                                     Fixed Rate     Notional
                                       Paid by       Amount
Expiration Date                        Company     (in 000's)
--------------------------------------------------------------------------------
March, 2004, cancelable in
  March, 2002                           5.75%        $80,000
September, 2003 cancelable
  in September, 2001                    4.91%       $100,000

   The swap cancellation options may only be exercised by the counterparties.

   Interest paid, net of amounts capitalized, amounted to approximately $12,654,000, $13,576,000, and $18,102,000 in 1998, 1997, and 1996, respectively.
Interest capitalized amounted to $583,000, $1,071,000, and $2,367,000 in 1998,
1997, and 1996, respectively.

6.   DISPOSITIONS

   On April 8, 1998, the Company completed the sale of Pierce National Life Insurance Company ("Pierce") to Fortis, Inc. The Company received cash totaling approximately $139 million at closing. The Company recognized an after-tax loss of the sale of Pierce of $18.9 million in the first quarter of 1998.

   On December 31, 1997, Fortis had purchased 2,660 newly issued shares of Pierce common stock for $37,160,000 in cash. Subsequent to this stock purchase, Fortis, Inc. maintained a twenty-one percent ownership interest in the common stock of Pierce through the completion of the sale. For financial reporting purposes, Fortis' interest in Pierce is included in the financial statements as minority interest.

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

   Both the Company and the holders of the preferred stock have the right to redeem any or all of the shares from time to time beginning five years and one month after the date of issue in exchange for cash or shares of the Company's common stock. The Company will determine the form of all redemptions, which will consist of cash, common stock, or a combination of both. Generally, the amount of consideration on the 1994-A Series will be equivalent to $35.00 per share plus the amount of any accumulated and unpaid dividends; and for the 1994-B Series will be equivalent to $37.50 per share plus the amount of any accumulated and unpaid dividends. In addition, each share of the 1994-A Series and 1994-B Series is convertible, at the option of the shareholder, at any time into one share of the Company's common stock (plus a corresponding attached right to acquire a share of the Company's Series A Participating Cumulative Preferred Stock). As of December 31, 1998, 469,948 shares of the 1994-A Series and 224,597 shares of the 1994-B Series have been converted by the shareholders. There is no sinking fund for the redemption of either series of preferred stock.

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

   The Company and its subsidiaries are also defendants in various law- suits arising primarily from claims made under insurance policies. Where applicable, these lawsuits are considered in establishing the Company's policy liabilities. It is the opinion of management and legal counsel that the settlement of these actions will not have a material effect on the financial position or results of operations of the Company.

   The Company has lease agreements, primarily for branch offices, data processing and telephone equipment, which expire on various dates through 2007, none of which are material capital leases. Most of these agreements have optional renewal provisions covering additional periods of one to ten years. All leases were made in the ordinary course of business and contain no significant restrictions or obligations. Annual rental expense amounted to approximately $6,911,000, $6,275,000, and $5,601,000 in 1998, 1997, and 1996, respectively.
Future commitments under operating leases are shown below:

                                 Data
                              Processing
                    Branch    and Telephone
(in 000's)         Offices     Equipment       Other      Total
--------------------------------------------------------------------------------
Year
1999               $1,349        $3,226         $566     $5,141
2000                  820         2,168          160      3,148
2001                  554           307           86        947
2002                  383           ---           33        416
2003                  196           ---          ---        196
Thereafter            481           ---          ---        481
--------------------------------------------------------------------------------
Total              $3,783        $5,701         $845    $10,329
--------------------------------------------------------------------------------

   At December 31, 1998, the Company had commitments for additional investments and other items totaling $29,594,000.

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

   The Company has adopted a Shareholder Rights Plan and declared a dividend of one preferred stock purchase right for each outstanding share of common stock. Upon becoming exercisable, each right entitles the holder to purchase for a price of $150.00 one one-hundredth of a share of Series A Participating Cumulative Preferred Stock. All of the rights may be redeemed by the Company at a price of $.01 per right until ten business days (or such later date as the Board of Directors determines) after the public announcement that a person or group has acquired beneficial ownership of 20 percent or more of the outstanding common shares ("Acquiring Person"). Upon existence of an Acquiring Person, the Company may redeem the rights only with the concurrence of a majority of the directors not affiliated with the Acquiring Person. The rights, which do not have voting power and are not entitled to dividends, expire on August 7, 2000. The rights are not exercisable until ten business days after the public announcement that a person has become an Acquiring Person or after the commencement of a tender offer or exchange offer if, upon consummation, such person or group would become an Acquiring Person. If, after the rights become exercisable, the Company becomes involved in a merger or certain other major corporate transactions, each right will entitle its holder, other than the Acquiring Person, to receive common shares with a deemed market value of twice such exercise price. There are 10,000,000 shares of preferred stock, no par value per share authorized for issuance. At December 31, 1998, there were 1,172,303 shares of preferred stock outstanding (see Note 7 for discussion of Redeemable Preferred Stock), and 140,000 shares of preferred stock were reserved for issuance in connection with the Shareholder Rights Plan.

   Shareholders' equity as determined under generally accepted accounting principles of the Company's insurance subsidiaries was $503,328,000 and $720,904 at December 31, 1998 and 1997, respectively. The comparable amounts as determined under statutory accounting practices were $146,786,000 and $212,513,000 at December 31, 1998 and 1997, respectively. The amount that retained earnings exceeds statutory unassigned surplus ($330,084,000) is restricted and, therefore, not available for dividends. Without regulatory approval, dividends are generally limited to prior year statutory gain from operations.

    The components of unrealized appreciation on fixed maturity securities available for sale and equity securities in the balance sheet caption accumulated other comprehensive income (see Note 19) as of December 31 are as follows:

(In 000s)                                1998         1997
--------------------------------------------------------------------------------
Carrying value of securities           $998,836    $1,748,456
Amortized cost of securities            951,298     1,643,579
--------------------------------------------------------------------------------
Net unrealized appreciation              47,538       104,877
Adjustment to deferred
  acquisition costs                      (6,387)       (8,745)
Deferred income taxes                   (14,402)      (34,617)
--------------------------------------------------------------------------------
  Total                                $ 26,749    $   61,515
--------------------------------------------------------------------------------

   In March 1998, the Company completed a stock tender offer under which the Company repurchased 2,400,000 shares of its common stock at $52.00 per share. In addition, the company repurchased in the open market 138,000 shares during 1998.

10.  STOCK OWNERSHIP AND STOCK OPTION PLANS

   The Company has a Performance Incentive Compensation Program (the "Program") which provides that the Compensation Committee of the Board of Directors may grant: (a) incentive stock options within the meaning of Section 422 of the Internal Revenue Code; (b) non-qualified stock options; (c) performance units;
(d) awards of restricted shares of the Company's common stock; (e) awards of unrestricted shares of the Company's common stock; (f) phantom stock units; (g) or any combination of the foregoing to outside directors, officers and key employees. Only common stock, not to exceed 4,300,000 shares, may be delivered under the Program; and shares so delivered will be made available from the authorized but unissued shares or from shares reacquired by the Company, including shares purchased in the open market. The aggregate number of shares that may be acquired by any participant in the Program is limited to a maximum of 400,000 stock options during a single calendar year and a maximum of 100,000 shares of other stock-based awards during a single calendar year. As of December 31, 1998, 83 outside directors, officers and employees were participants in the Program.

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

   Stock options under the Program are issued at least 100% of the market price on the date of grant, are vested over such period of time, which may not be less than one year, as may be established by the Compensation Committee, and expire no more than ten years after the grant. Of the non-qualified options outstanding, 355,783 were exercisable at December 31, 1998; 349,609 were exercisable at December 31, 1997; and 323,900 were exercisable at December 31, 1996. The options expire on various dates beginning May 17, 1999, and ending November 4, 2008. There were no incentive stock options outstanding at either December 31, 1998 or December 31, 1997. Incentive stock options totaling 25,500 were outstanding and exercisable at December 31, 1996.

   In accordance with the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans other than for awards of restricted shares. Expense is recognized over the vesting period of the restricted shares, and totaled $2,297,000, $2,330,000, and $2,143,000, for the years ended December 31, 1998, 1997 and 1996, respectively. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized. Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The weighted average estimated fair value for the options at the date of grant using a Black-Scholes option pricing model, and the weighted average assumptions using to determine the estimated fair value are as follows:

                                                 1998      1997      1996
--------------------------------------------------------------------------------
Estimated fair value                            $10.92    $10.65     $8.39
Underlying assumptions used to
   determine estimated fair
   value:
       Risk free interest rate                    5.1%      6.3%      6.6%
       Dividend yield                             2.0%      2.0%      2.0%
       Expected stock price volatility            0.17      0.16      0.16
       Weighted average expected life          7 YEARS   7 years   7 years

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

For purposes of pro forma disclosures the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information is as follows:

In $000s, except per share                1998       1997      1996
amounts
--------------------------------------------------------------------------------
   Net Income:
      As Reported                       $17,761    $74,951   $37,340
      Pro forma                          17,063     75,554    37,201

   Basic Earnings per Share:
      As Reported                         $0.80      $3.50     $1.67
      Pro forma                            0.76       3.48      1.66

   Diluted Earnings per Share:
      As Reported                         $0.80      $3.34     $1.66
      Pro forma                            0.76       3.32      1.65

   Because SFAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1999.

   The following schedule summarizes activity in the Program during the three years ending December 31, 1998.

                                      Restricted Shares            Incentive Stock Options       Non-Qualified Stock Options
-----------------------------------------------------------------------------------------------------------------------------
                                Number of        Market Price   Number of          Average        Number of        Average
                                  Shares        at Date Given    Options       Exercise Price     Options      Exercise Price
-----------------------------------------------------------------------------------------------------------------------------
Outstanding at 12/31/95           275,044                         51,165           $18.50            513,200        $24.54
Awarded                           109,375       $       32.09       --                               129,945         32.97
Vested                            (83,564)              25.51
Exercised                                                        (25,665)           18.50            (37,800)        21.81
Forfeited                          (9,600)              25.86       --                                (9,100)        23.20
-----------------------------------------------------------------------------------------------------------------------------
Outstanding at 12/31/96           291,255                         25,500            18.50            596,245        $26.52
Awarded                           209,340               40.63                                        340,600         40.63
Vested                            (66,399)              28.18
Exercised                                                        (25,500)           18.50            (78,900)        25.03
Forfeited                         (90,223)              27.39                                        (15,135)        30.24
-----------------------------------------------------------------------------------------------------------------------------
Outstanding at 12/31/97           343,973                           --                --             842,810        $32.29
AWARDED                            60,825               51.00                                        247,940         45.65
VESTED                            (37,180)              31.09
EXERCISED                                                                                           (105,061)        23.76
FORFEITED                         (73,291)              39.59    (55,399)           36.24
-----------------------------------------------------------------------------------------------------------------------------
OUTSTANDING AT 12/31/98           294,327                           --                --             930,290        $36.58
-----------------------------------------------------------------------------------------------------------------------------

   The following table summarizes information concerning currently outstanding and exercisable stock options:

                                         WEIGHTED       WEIGHTED                      WEIGHTED
                                         AVERAGE         AVERAGE                      AVERAGE
     RANGE OF             NUMBER         REMAINING       EXERCISE      NUMBER         EXERCISE
 EXERCISE PRICES       OUTSTANDING    CONTRACTUAL LIFE    PRICE     EXERCISABLE         PRICE
---------------------------------------------------------------------------------------------------------------------------------
  $16.25-$26.00          210,000         3.8 years       $24.23        187,340         $24.04
  $26.01-$51.00          720,290         8.4 years        40.18        168,443          34.37
---------------------------------------------------------------------------------------------------------------------------------
Total or weighted
  average                930,290         7.3 years       $36.58        355,783         $28.93
---------------------------------------------------------------------------------------------------------------------------------

   At December 31, 1998, there were 1,059,169 shares of the Company's stock reserved for future grants under the Program.

11.   EARNINGS PER SHARE

   The Company has adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). SFAS 128 replaces Accounting Principles Board Opinion No. 15, "Earnings Per Share" ("APB 15") and requires disclosure of basic earnings per share and diluted earnings per share. Basic earnings per share excludes all potentially dilutive securities from the calculation and is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The diluted earnings per share computation is computed similarly to the fully diluted earnings per share calculation under APB 15. The following tables reconcile the numerators and denominators for the basic and diluted earnings per share calculations for the years ended December 31, 1998, 1997 and 1996:

                                For the year ended 1998
                           ------------------------------------
($000s except per share                  Shares        Per
amounts)                     Income      (Denom-       Share
                           (Numerator)   inator)       Amount
                           ------------------------------------
Net income                   $17,761
Less: Preferred stock
  dividends                   (2,601)
                           ---------
BASIC EPS

Income available to
 common shareholders          15,160        18,806     $0.80
                                                      ========
Effect of Dilutive
 Securities:
Stock Options                    ---           149
Redeemable preferred stock       ---           ---
Convertible preferred stock      ---           ---
                           ------------------------
DILUTED EPS
Income available to
 common shareholders
 plus assumed conversions    $15,160        18,955     $0.80
                           ==================================


                                 For the year ended 1997
                           ---------------------------------
($000s except per share                   Shares     Per
amounts)                      Income     (Denom-    Share
                            (Numerator)  inator)    Amount
                           ---------------------------------
Net income                    $74,951
Less:  Preferred stock
  dividends                    (3,583)
                            -----------
BASIC EPS

Income available to
  common shareholders          71,368     20,406      $3.50
                                                     =========
Effect of Dilutive
  Securities:
Stock Options                     ---        220
Redeemable preferred stock      2,535      1,208
Convertible preferred stock     1,048        600
                            -----------------------
DILUTED EPS

Income available to
  common shareholders
  plus assumed conversions    $74,951     22,434      $3.34
                            ==================================

                                 For the year ended 1996
                           ----------------------------------
                                          Shares     Per
($000s except per share       Income     (Denom-     Share
amounts)                   (Numerator)   inator)     Amount
                           ----------------------------------
Net income                    $37,340
Less:  Preferred stock
  dividends                    (3,700)
                           ----------------------------------
BASIC EPS

Income available to
  common shareholders          33,640     20,150      $1.67
                                                     ========
Effect of Dilutive
  Securities:
Stock Options                     ---        153
Redeemable preferred stock        ---        ---
Convertible preferred stock       ---        ---
                            ----------------------
DILUTED EPS

Income available to
  common shareholders plus
  assumed conversions         $33,640     20,303      $1.66
                            =================================

   In March 1998, the Company completed a tender offer program whereby it repurchased 2,400,000 shares of the outstanding common stock of the Company. In addition, the company repurchased in the open market 138,000 shares during 1998.

12.  EMPLOYEE BENEFITS

   In February 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". This standard revised the disclosure requirements currently required by adding certain required disclosures and eliminating others. This standard is effective for fiscal years beginning after December 15, 1997 and was adopted by the company in 1998.

    The Company has several postretirement plans that provide medical and life insurance benefits for qualified retired employees. The post-retirement medical plans are generally contributory with retiree contributions adjusted annually to limit employer contributions to predetermined amounts. The postretirement life plans provide free insurance coverage up to a maximum of $5,000 for retirees prior to January 1, 1993, of the Company with the exception of Cosmos, whose retirees are insured with an outside company.

   Net periodic postretirement benefit cost was $1,422,000, $1,378,000, and $1,494,000 for the years ended December 31, 1998, 1997, and 1996, respectively, and included the following components:

--------------------------------------------------------------------------------
(In $000s)                  1998            1997           1996
--------------------------------------------------------------------------------
                       Medical  Life   Medical   Life  Medical  Life

--------------------------------------------------------------------------------
Service cost             $143   $ --  $  143     $ --   $  162  $ --
Interest cost             981    298     936      299    1,042   290
--------------------------------------------------------------------------------
Net periodic
 postretirement
 benefit cost          $1,124   $298  $1,079     $299   $1,204  $290
--------------------------------------------------------------------------------

   The following schedule reconciles the accumulated postretirement benefit obligation included in the balance sheets as of December 31, 1998, 1997, and 1996 (in 000's):

                                      1998      1997       1996
--------------------------------------------------------------------------------
Medical and Life Benefits
Benefit obligation at
  beginning of year                 $18,379   $18,543    $18,487
Service cost                            143       143        162
Interest cost                         1,279     1,235      1,332
Plan participants'
  contributions                         644       557        531
Benefits paid                        (1,954)   (1,993)    (1,860)
Plan expenses                          (115)     (106)      (109)
--------------------------------------------------------------------------------
Benefit obligation at end
  of year                           $18,376   $18,379    $18,543
--------------------------------------------------------------------------------

   The following schedule reconciles the status of the Company's plans with the unfunded postretirement benefit obligation included in its balance sheets at December 31:

                                     1998               1997
--------------------------------------------------------------------------------
(In $000s)                     Medical    Life   Medical    Life
--------------------------------------------------------------------------------
Retirees                       $13,573   $3,673   $12,052  $4,221
Fully eligible
   active plan                     518      ---       820      60
   participants
Other active plan
   participants                    279      ---       928      57
--------------------------------------------------------------------------------
Accumulated
   postretirement
   benefit                      14,370    3,673    13,800   4,338
   obligation
Unrecognized net
   gain (loss)                      20      313       712    (471)
--------------------------------------------------------------------------------
Accrued
   postretirement
   benefit                     $14,390   $3,986   $14,512  $3,867
   obligation
--------------------------------------------------------------------------------

   The weighted-average discount rate is 7.0% and 7.5% for 1998 and 1997, respectively. At December 31, 1998, a 8% annual rate of increase in the per capita cost of covered medical benefits is assumed for 1999.

The rate is to decrease by 1% per year to 5.5% in 2002 and remain at that level thereafter. At December 31, 1997, the weighted-average annual assumed rate of increase in the per capita cost of covered medical benefits was 8.5% for 1998, and was assumed to decrease to 8% in 1999, then decrease 1% per year to 5.5% in 2002 and thereafter.

   Assumed health care cost trends rates have a significant effect on the amounts reported for the medical plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects (in 000's):

                                       1% Increase  1% Decrease
--------------------------------------------------------------------------------
Effect on total of service and
  interest rate components                $ 89        $ (75)
Effect on post retirement benefit
  obligation                               921         (777)

   The Company has a retirement and savings plan for substantially all of its employees. The plan has features of both a profit sharing plan and a voluntary Thrift Plan qualified under Section 401(k) of the Internal Revenue Code. The profit sharing component of the Plan allows for contributions to be made to the Plan at the discretion of the Board of Directors. Contributions for this component of the Plan were $5,187,000, $4,853,000, and $4,959,000 in 1998, 1997, and 1996, respectively. The 401(k) component of the Plan allows employees to contribute to the Plan and the Company will make a matching contribution of up to 3% of the employees' compensation. The Company's matching contribution percentage may be changed at the discretion of each participating subsidiary's Board of Directors. The Company's contributions for this component of the Plan were $2,509,000, $2,379,000, and $2,218,000 in 1998, 1997, and 1996,
respectively.

13.  PROVISION FOR INCOME TAXES

   The provision for income taxes consists of the following:

(In 000s)                1998          1997         1996
--------------------------------------------------------------------------------
Current:
   Federal              $34,372      $34,595       $25,717
   State and local        1,280          418         2,347
--------------------------------------------------------------------------------
Total current            35,652       35,013        28,064
Deferred:
   Federal               (3,981)       1,923        (8,460)
   State and local         (331)        (310)         (445)
--------------------------------------------------------------------------------
Total deferred           (4,312)       1,613        (8,905)
--------------------------------------------------------------------------------
Total tax provision     $31,340      $36,626       $19,159
--------------------------------------------------------------------------------

   Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

   Significant components of the Company's deferred tax liabilities and assets as of December 31, 1998 and 1997 are as follows:

(In 000s)                               1998          1997
--------------------------------------------------------------------------------
Insurance operations deferred tax
  liabilities:
   Deferred acquisition costs         $ 66,682    $ 84,862
   Policy liabilities                    6,912      20,325
   Market discount on investments        9,891      11,476
   Tax over book partnership losses      1,325       1,118
Unrealized investment gains
  recognized in equity                  14,402      34,617
Deferred and Uncollected Premiums        1,631         ---
Software Development Costs               3,604         ---
Non-insurance companies deferred
  tax liabilities:
   Book over tax basis in acquired
     television station                 12,665      13,884
   Book over tax basis in
     investment property transferred
     to partnership                      3,629       5,310
   Unrealized investment gains
     recognized in equity                   92       1,517
   Tax over book depreciation            4,071       5,161
   Tax over book amortization            3,057       3,593
   Other                                 2,210       1,953
--------------------------------------------------------------------------------
Total deferred tax liabilities         130,171     183,816
--------------------------------------------------------------------------------
Insurance operations deferred tax assets:
   Employee benefit accruals             6,000       6,048
Non-insurance companies deferred
  tax assets:
   Net operating loss carryover            358         358
   Book over tax partnership losses      1,163       3,848
--------------------------------------------------------------------------------
Total deferred tax assets                7,521      10,254
--------------------------------------------------------------------------------

Net deferred tax liability            $122,650    $173,562
--------------------------------------------------------------------------------

   At December 31, 1998 and 1997, the Company had unrealized gains from securities classified as available for sale and equity securities of $47,539,000 and $104,877,000, respectively, for which a deferred tax liability has been established.

   The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax expense is:

(In 000s)                       1998       1997        1996
--------------------------------------------------------------------------------
Federal income tax rate           35%        35%        35%
Rate applied to pre-tax
   income                     $17,185    $39,052    $19,775
Tax exempt interest and
   dividends                     (562)    (1,036)    (1,166)
Sale of subsidiary              9,942        ---        ---
State and local income
   taxes                          790        248      1,233
Other                           3,985     (1,638)      (683)
--------------------------------------------------------------------------------
Provision for income taxes    $31,340    $36,626    $19,159
--------------------------------------------------------------------------------

   The Company has net operating loss carryforwards of $1,023,000 at December 31, 1998 and 1997, which will expire between the years 2006 and 2009. The utilization of these carryforwards are subject to special rules which provide that these loss carryforwards can only be utilized through earnings from the non-life insurance companies.

   Income taxes paid were approximately $29,709,000, $35,644,000, and $30,047,000 in 1998, 1997, and 1996, respectively.

   Under prior tax law, a portion of the life insurance subsidiaries' earnings was not taxed when earned. Such accumulated income ("policyholders' surplus") amounts to approximately $65,293,000 at December 31, 1983 and, under the Tax Reform Act of 1984, was frozen at that amount. That amount is not taxable unless it is distributed to the Company, unless it exceeds certain limitations under the Internal Revenue Code, or unless the income tax deferral status of the account is modified by future tax legislation. The Company does not intend to take actions nor does it expect any events to occur that would cause tax to be payable on policyholders' surplus; therefore, no income tax provision on that amount has been made in the accompanying financial statements. However, if such taxes were assessed, the amount of the taxes payable would be approximately $22,853,000.

14.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

   Quarterly results of operations for each of the years ended December 31, 1998 and 1997, are as follows:

                                                                                Quarter Ended
--------------------------------------------------------------------------------------------------------------
1998 (In 000s except per share amounts)                  March 31        June 30       Sept. 30       Dec. 31
--------------------------------------------------------------------------------------------------------------
Revenues                                                 $ 168,522       $138,639      $135,966       $141,137
--------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                        $  11,353       $ 25,344      $ 16,939       $ (4,535)
--------------------------------------------------------------------------------------------------------------
Net income (loss)                                        $  (2,423)      $ 16,268      $ 10,907       $ (6,991)
--------------------------------------------------------------------------------------------------------------
Basic Earnings (loss) per common share                   $   (0.15)      $   0.85      $   0.56       $  (0.42)
--------------------------------------------------------------------------------------------------------------
Diluted Earnings (loss) per common share                 $   (0.15)      $   0.82      $   0.55       $  (0.42)
--------------------------------------------------------------------------------------------------------------

                                                                                Quarter Ended
--------------------------------------------------------------------------------------------------------------
1997 (In 000s except per share amounts)                  March 31        June 30       Sept. 30       Dec. 31
--------------------------------------------------------------------------------------------------------------
Revenues                                                 $159,917      $170,454      $166,684         $163,201
--------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                        $ 24,122      $ 31,850      $ 30,994         $ 24,611
--------------------------------------------------------------------------------------------------------------
Net income (loss)                                        $ 15,867      $ 20,398      $ 20,229         $ 18,457
--------------------------------------------------------------------------------------------------------------
Basic Earnings (loss) per common share                   $   0.74      $   0.96      $   0.94         $   0.86
--------------------------------------------------------------------------------------------------------------
Diluted Earnings (loss) per common share                 $   0.71      $   0.92      $   0.90         $   0.81
--------------------------------------------------------------------------------------------------------------


   In 1998, there was an after-tax loss of $18.9 million on the sale of Pierce National Life Insurance Company booked in the first quarter. Included in this after-tax amount was a pre-tax loss of $13.8 million and a tax provision of $5.1 million . Liberty's tax basis in Pierce National was less than the net consideration received resulting in a taxable gain on the transaction and an additional tax liability to the company. The sale of Pierce has also resulted in lower revenues for the second, third, and fourth quarters.

   Liberty undertook an analysis beginning in the third quarter to better redistribute resources into areas of the company that are growing and to reduce costs where necessary. In addition, Liberty embarked on a re-engineering of its Agency sales group in 1998. In the fourth quarter it launched "Agency of the Future", a program which it believes will increase sales, lower lapses and slow agent turnover.

   Costs associated with the analysis and beginning implementation of the resource reallocation are part of an after-tax accounting charge of $17.5 million during the fourth quarter. Other significant items included in this charge are: expensing of previously capitalized cost of projects that are no longer expected to be implemented and projects where primary additional functionality is limited to compliance with year 2000; additional deferred acquisition cost amortization on universal life products from changes in interest rate assumptions; and a provision for additional taxes related to certain universal life products.

15.  STATUTORY RESULTS OF OPERATIONS

   Statutory net income of the Insurance Group for each of the years ended December 31, 1998, 1997, and 1996 was $30.4 million, $53.0 million, and $42.8 million, respectively.

16.  ACQUISITIONS

   During 1998, the Company completed the acquisition of three television stations. In July, 1998, the Company completed the acquisition of WALB television, a NBC affiliate, located in Albany, Georgia for $78.6 million. In November 1998, the Company completed the acquisition of KGBT television, a CBS affiliate, located in Harlingen, Texas for $42.9 million. In December 1998, the Company completed the acquisition of WWAY television, an ABC affiliate, located in Wilmington, North Carolina for $35.4 million. All of these acquisitions have been accounted for as purchases, and the results of operations included in the accompanying consolidated financial statements since the date of acquisition. The purchase of these stations was funded using proceeds from the Company's credit facility.

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

   - Other long-term investments: Other long-term investments consist primarily of venture capital investments. The Company determined that it was not practicable to estimate the fair values of its venture capital investments because of a lack of primary and secondary market prices and the inability to estimate fair values without incurring excessive costs. The Company's investment in venture capital totaled $21,510,000 and $18,924,000 at December 31, 1998 and 1997, respectively.

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


  The carrying amounts and estimated fair values of the Company's financial instruments are as follows:

                                                                        1998                               1997
---------------------------------------------------------- ---------------------------------- ---------------------
                                                                           Estimated                     Estimated
                                                              Carrying       Fair         Carrying         Fair
(in 000s)                                                      Amount        Value         Amount          Value
---------------------------------------------------------- ---------------------------------- ---------------------
ASSETS
Fixed maturity securities available for sale                 $935,178      $935,178      $1,673,888      $1,673,888
Equity securities                                              63,658        63,658          74,568          74,568
Mortgage loans                                                215,549       216,665         244,821         250,889
Policy loans                                                   90,653        88,380         100,322          97,960
Other long-term investments                                    21,256        21,256          18,459          18,459
Short-term investments and cash                                16,883        16,883          62,036          62,036

LIABILITIES
Investment-type insurance contracts                            15,336        13,744          79,317          75,450
Notes, mortgages and other debt                               285,000       285,000         191,914         191,914
Film contract obligations included in other liabilities        10,345         9,342           9,738           8,765
Interest rate swap                                               --           2,736                         ---  87

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

18.  SEGMENT INFORMATION

   The Company operates primarily in the television broadcasting and life insurance industries. In the life insurance industry the Company currently markets products through Liberty Life Insurance Company and provides insurance administrative services through Liberty Insurance Services Corporation ("LIS"). Prior to the sale of Pierce in April 1998, the Company also marketed pre-need life insurance through Pierce. The Company has six reportable segments which are defined based on the products and services provided. The five reportable segments comprising the Insurance Operations are Agency, LibertyDirect, Pre-need, Insurance Administration and Corporate and Other. Television broadcasting is sixth segment. Within insurance operations Liberty Life's Agency division markets various life insurance products to individuals including individual life, health and interest sensitive whole life products. The LibertyDirect division of Liberty Life primarily markets term life, accident and disability insurance designed to pay a residential mortgage balance upon the death or disability of the insured. Subsequent to the sale of Pierce, the Company is no longer active in the pre- need segment; however, separate disclosure is included due to the significance of the segment in 1997 and 1996. The operations of LIS comprise the insurance administration segment and LIS provides back office insurance administration services including underwriting, policy issuance, accounting, customer service and claims processing to internal and external insurance clients. The Corporate and Other segment includes activities of the parent company and minor subsidiaries, the operations of Liberty Life not part of either Agency or LibertyDirect, and earnings on surplus of Liberty Life not allocated to the reportable segments. Surplus is allocated to Agency and LibertyDirect based on a formula intended to approximate the amount of capital necessary to support the business in those segments. The television broadcasting segment is comprised of the operations of Cosmos Broadcasting ("Cosmos"). Cosmos owns and operates eleven television stations, primarily in the southeast and midwest. Each of the stations is affiliated with a major network, with six NBC affiliates, three ABC affiliates, and two CBS affiliates.

   The Company evaluates segment performance based on several factors. For segments that are comprised of a separate company (LIS and Cosmos) the primary factor is net income excluding unusual, non-operating items. For those segments that are not separate companies performance in evaluated based on income before income taxes excluding realized gains and losses and unusual, non-operating items. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment service revenues reported by the insurance administration segment are based upon agreements between LIS and the affiliate purchasing the services. For the year ended December 31, 1998, income before income taxes for LIS included approximately $640,000 earned from services provided to affiliates. There were no significant intersegment profits in 1997 or 1996.

   Foreign assets are not material and for 1998 substantially all of the Company's revenue was derived from the United States. Pierce had Canadian operations and, for 1997 and 1996, revenues from Canada amount to less than 5% of consolidated revenues.

   The following tables summarize financial information by segment for the periods ended December 31, 1998, 1997 and 1996, respectively. The adjustment column reflects unallocated realized investment gains and losses, unallocated income taxes and unusual, non-operating items.

                                     Liberty                LIS                                      Cosmos -
As of and for the         Liberty      Life     Pierce    Insurance                        Total    Television               Total
year ended                 Life      Liberty  National -   Admin-   Corporate  Adjust-    Insurance    Broad-   Elimini-   Consoli-
December 31, 1998          Agency     Direct   Pre-need   istration  & Other   ments(3)  Operations   casting   ations       dated
-----------------------------------------------------------------------------------------------------------------------------------
Revenues
Premiums and policy fees  $133,796   $119,483   $24,247             $ 7,405              $284,931                        $  284,931
Net investment income       74,403      1,881    14,774              28,755               119,813                           119,813
Servicing fees                                           $ 18,217                          18,217                            18,217
Broadcasting revenues                                                                              $159,461                 159,461
Intersegment revenues:
   Servicing fees                                          34,257                          34,257             ($34,257)
   Interest income                                                   12,533                12,533              (12,533)
Realized investment
   gains (losses)                                                              $ 1,842      1,842                             1,842
-----------------------------------------------------------------------------------------------------------------------------------
     Total revenues        208,199    121,364    39,021    52,474    48,693      1,842    471,593   159,461    (46,790)     584,264

Policy benefits             95,856     23,053    23,914              12,228       (390)   154,661                           154,661
Insurance commissions       14,391     62,462     2,249                 557                79,659                            79,659
Operating expenses          44,420     12,667     3,612    53,778    16,717     14,831    146,025    99,029    (34,257)     210,797
Amortization expense(1)     31,160      7,366     3,126               2,531      6,835     51,018    11,009                  62,027
Interest expense                                                     14,208                14,208    12,533    (12,533)      14,208
Loss on sale of subsidiary                                                      13,811     13,811                            13,811
-----------------------------------------------------------------------------------------------------------------------------------
     Total expenses        185,827    105,548    32,901    53,778    46,241     35,087    459,382   122,571    (46,790)     535,163
Income (loss) before
  income taxes              22,372     15,816     6,120    (1,304)    2,452    (33,245)    12,211    36,890                  49,101
Income tax expense
  (benefit)                                       2,209      (509)              15,483     17,183    14,157                  31,340
                                                -----------------                         -----------------              ----------
     Net income (loss)                          $ 3,911     ($795)                        ($4,972) $ 22,733              $   17,761
                                                =================                         =================              ==========
Segment assets          $1,430,597   $ 88,140   $     0    $4,640  $561,882            $2,085,259  $325,424              $2,410,683
Expenditures for
  property and
  equipment (2)                                 $     0    $1,717  $  3,457            $    5,174  $  6,456              $   11,630

(1) For insurance segments amortization expense includes goodwill amortization, amortization of deferred policy acquisition costs and cost of business acquired, and depreciation of buildings and equipment. For the broadcasting segment amortization expense includes the amortization of intangibles related to television operations and depreciation of buildings and equipment.

(2)  Fixed assets are not allocated to segments that are not separate companies.

(3) Special charges of $17.5 million after tax were recognized in 1998 and $26.9 million after tax were recognized in 1996 and are included in the adjustments column.

                                     Liberty                LIS                                      Cosmos -
As of and for the         Liberty      Life     Pierce    Insurance                        Total    Television               Total
year ended                 Life      Liberty  National -   Admin-   Corporate  Adjust-    Insurance    Broad-   Elimini-   Consoli-
December 31, 1997          Agency     Direct   Pre-need   istration  & Other   ments(3)  Operations   casting   ations       dated
------------------------------------------------------------------------------------------------------------------------------------
Revenues
Premiums and policy fees $135,305   $102,995   $105,414               $6,978              $350,692                          $350,692
Net investment income      71,050      1,989     56,078               29,202               158,319                           158,319
Servicing fees                                              $7,121                           7,121                             7,121
Broadcasting revenues                                                                                 $137,898               137,898
Intersegment revenues:
   Servicing fees
   Interest income                                                     8,348                 8,348                ($8,348)
Realized investment
   gains (losses)                                                                $6,226      6,226                             6,226
                       -------------------------------------------------------------------------------------------------------------
     Total revenues       206,355    104,984    161,492      7,121    44,528      6,226    530,706     137,898     (8,348)   660,256

Policy benefits            95,548     23,112     97,860               11,407               227,927                           227,927
Insurance commissions      14,696     53,668      9,907                  668                78,939                            78,939
Operating expenses         28,664      8,671     16,172      6,796    27,053                87,356      85,801               173,157
Amortization expense(1)    27,872      5,681     10,513                1,498                45,564       9,883                55,447
Interest expense                                                      13,209                13,209       8,348     (8,348)    13,209
                       -------------------------------------------------------------------------------------------------------------
     Total expenses       166,780     91,132    134,452      6,796    53,835               452,995     104,032     (8,348)   548,679
Income (loss) before
  income taxes             39,575     13,852     27,040        325    (9,307)     6,226     77,711      33,866               111,577
Income tax expense                                9,064        116               15,306     24,486      12,140                36,626
                                               -------------------                       ---------------------            ----------
     Net income                                 $17,976       $209                         $53,225     $21,726               $74,951
                                               ===================                       =====================            ==========

Segment assets         $1,427,860    $61,313   $881,117     $5,868  $640,652             $3,016,810   $167,948            $3,184,758
Expenditures for
  property and
  equipment(2)                                     $574        $--    $3,680                $4,254      $5,752               $10,006

(1) For insurance segments amortization expense includes goodwill amortization, amortization of deferred policy acquisition costs and cost of business acquired, and depreciation of buildings and equipment. For the broadcasting segment amortization expense includes the amortization of intangibles related to television operations and depreciation of buildings and equipment.

(2)  Fixed assets are not allocated to segments that are not separate companies.

(3) Special charges of $17.5 million after tax were recognized in 1998 and $26.9 million after tax were recognized in 1996 and are included in the adjustments column.

                                     Liberty                LIS                                      Cosmos -
As of and for the         Liberty      Life     Pierce    Insurance                        Total    Television               Total
year ended                 Life      Liberty  National -   Admin-   Corporate  Adjust-    Insurance    Broad-   Elimini-   Consoli-
December 31, 1996          Agency     Direct   Pre-need   istration  & Other   ments(3)  Operations   casting   ations       dated
-----------------------------------------------------------------------------------------------------------------------------------
Revenues
Premiums and policy fees $137,930    $70,316   $104,953               $8,472      ($300)   $321,371                        $321,371
Net investment income      68,977      2,214     52,112               31,854         64     155,221                         155,221
Servicing fees                                              $7,751                            7,751                           7,751
Broadcasting revenues                                                                                 $137,336              137,336
Intersegment revenues:
   Servicing fees                                            5,408                            5,408               ($5,408)
   Interest income                                                     8,630                  8,630                (8,630)
Realized investment
   gains (losses)                                                                (2,582)     (2,582)                         (2,582)
                      -------------------------------------------------------------------------------------------------------------
     Total revenues       206,907     72,530    157,065     13,159    48,956     (2,818)    495,799    137,336    (14,038)  619,097

Policy benefits            94,503     16,273     95,938               12,187       (150)    218,751                         218,751
Insurance commissions      15,978     37,979     11,594                  595        337      66,483                          66,483
Operating expenses         28,184      6,603     16,405     12,194    21,247     14,066      98,699     85,040     (5,408)  178,331
Amortization expense(1)    28,551      4,970     11,929                2,351     26,166      73,967      9,927               83,894
Interest expense                                                      15,139                 15,139      8,630     (8,630)   15,139
                      -------------------------------------------------------------------------------------------------------------
     Total expenses       167,216     65,825    135,866     12,194    51,519     40,419     473,039    103,597    (14,038)  562,598
Income (loss) before
  income taxes             39,691      6,705     21,199        965    (2,563)   (43,237)     22,760     33,739               56,499
Income tax expense
  (benefit)                                       7,212        494                 (197)      5,704     13,455               19,159
                                               -------------------                       ---------------------           ----------
     Net income (loss)                          $13,987       $471                          $17,056    $20,284              $37,340
                                               ===================                       =====================           ==========

Segment assets         $1,378,893    $45,794   $827,728     $5,707  $633,166             $2,891,288   $169,477           $3,060,765
Expenditures for
  property and
  equipment (2)                                  $1,267        $--    $3,257                 $4,524     $6,030              $10,554

(1) For insurance segments amortization expense includes goodwill amortization, amortization of deferred policy acquisition costs and cost of business acquired, and depreciation of buildings and equipment. For the broadcasting segment amortization expense includes the amortization of intangibles related to television operations and depreciation of buildings and equipment.

(2)  Fixed assets are not allocated to segments that are not separate companies.

(3) Special charges of $17.5 million after tax were recognized in 1998 and $26.9 million after tax were recognized in 1996 and are included in the adjustments column.

19.  COMPREHENSIVE INCOME

   In 1998, the Company adopted Statement of Financial Accounting Standards No. 130 (SFAS 130) "Reporting Comprehensive Income," which required the Company to reclassify, for financial reporting purposes only, certain amounts shown below which were previously included as separate components in Shareholders' Equity, and are now included in Accumulated other comprehensive income on the Consolidated Balance Sheets. After making these balance sheet reclassifications, the following amounts were included in accumulated other comprehensive income at December 31, 1998 and December 31, 1997 (in 000's):

                                        1998          1997
--------------------------------------------------------------------------------
Accumulated Other Comprehensive Income Item
Unrealized appreciation on
   available for sale fixed
   maturity and equity securities       $26,749      $61,515
Foreign currency translation                ---          335
--------------------------------------------------------------------------------
Total                                   $26,749      $61,850
--------------------------------------------------------------------------------

The components of other comprehensive income (loss) and the related tax effects, for the years 1998, 1997, and 1996 are as follows (in 000's):

                            Amount      Income Tax     Amount
                            Before      (Expense)      Net of
           1998              Taxes       Benefit       Taxes
--------------------------------------------------------------------------------
Unrealized gains on
  available for sale
  securities                  $45,179    $(15,812)     $29,367
Less:  reclassification
  adjustment for gains
  realized in net income       (4,028)      1,410       (2,618)
--------------------------------------------------------------------------------
Net unrealized gains          $41,151    $(14,402)     $26,749
--------------------------------------------------------------------------------
Total comprehensive income    $41,151    $(14,402)     $26,749
--------------------------------------------------------------------------------



                            Amount      Income Tax     Amount
                            Before      (Expense)      Net of
           1997              Taxes       Benefit       Taxes
--------------------------------------------------------------------------------
Unrealized gains on
  available for sale
  securities                 $101,617     $(36,537)    $65,080
Less:  reclassification
  adjustment for gains
  realized in net income       (5,484)       1,919      (3,565)
--------------------------------------------------------------------------------
Net unrealized gains          $96,133     $(34,618)    $61,515
Foreign currency
  translation                     515         (180)        335
--------------------------------------------------------------------------------
Total comprehensive
  income                      $96,648     $(34,798)    $61,850
--------------------------------------------------------------------------------


                            Amount      Income Tax     Amount
                            Before      (Expense)      Net of
           1996              Taxes       Benefit       Taxes
--------------------------------------------------------------------------------
Unrealized gains on
  available for sale
  securities                   $72,607    $(26,149)     $46,458
Less:  reclassification
  adjustment for gains
  realized in net income       (10,357)      3,625       (6,732)
--------------------------------------------------------------------------------
Net unrealized gains           $62,250    $(22,524)     $39,726
Foreign currency
  translation                     (314)        110         (204)
--------------------------------------------------------------------------------
Total comprehensive income     $61,936    $(22,414)     $39,522
--------------------------------------------------------------------------------

REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
THE LIBERTY CORPORATION

         We have audited the accompanying consolidated balance sheets of The Liberty Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Liberty Corporation and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                                   /s/  Ernst & Young LLP

Greenville, South Carolina
February 9, 1999