Form 10-K405, Exhibit 13
period 1999-12-31
LIBERTY CORP
filed 2000-03-23
CIK 59229

CORPORATE INFORMATION

THE LIBERTY CORPORATION AND SUBSIDIARIES

STOCK DATA

The Liberty Corporation's Common Stock is listed on the New York Stock Exchange under the symbol LC. As of December 31, 1999, 1,124 shareholders of record in 40 states, the District of Columbia, Canada and Australia held the 19,507,551 Common Stock shares outstanding. Quarterly high and low stock prices and dividends per share as reported by Bloomberg were:


-------------------------------------------------------
                                            Quarterly
                         Market Price Per   Dividend
                              Share         Per Share
                          High        Low
-------------------------------------------------------
1999
-------------------------------------------------------

Fourth Quarter            $48.81    $40.50       $0.22
Third Quarter              54.19     45.13        0.22
Second Quarter             54.50     50.38        0.22
First Quarter              53.63     47.38        0.22

1998
-------------------------------------------------------

Fourth Quarter            $49.38    $36.25       $0.22
Third Quarter              52.31     38.31        0.22
Second Quarter             52.50     47.88        0.22
First Quarter              52.94     44.88        0.20

1997
-------------------------------------------------------

Fourth Quarter            $47.31    $42.56       $0.20
Third Quarter              45.75     40.25        0.20
Second Quarter             42.00     38.38        0.20
First Quarter              43.38     37.38       0.185

The Company expects to continue its policy of paying regular cash dividends, although there is no assurance as to future dividends because they are dependent on future earnings, capital requirements and financial condition. Also, the payment of dividends is subject to the restrictions described in Notes 5 and 9 of the Consolidated Financial Statements.


REGISTRAR AND TRANSFER AGENT

American Stock Transfer & Trust Company
40 wall Street
New York, NY 10005
1-800-937-5449, extension 6829

Written shareholder correspondence and requests for transfer should be sent to:

American Stock Transfer & Trust Company
Attn: Shareholder Relations
6201 15th Avenue, floor 3L
Brooklyn, NY  11219

For a free copy of the 10-K or other information contact:

The Liberty Corporation Shareholder Relations
Box 789
Greenville, SC  29602
Telephone (864) 609-8256

LIBERTY ON THE WEB

For the latest news releases and corporate and business unit information, you can access Liberty on the web at www.libertycorp.com

ANNUAL MEETING

The Liberty Corporation will hold its annual meeting on Tuesday, May 2, 2000, at 10:30 a.m. in The Liberty Corporation Headquarters, Greenville, South Carolina. All Shareholders are invited to attend.

SELECTED FINANCIAL DATA
----------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES


(In 000's, except per share data)                  1999          1998          1997          1996          1995          1994
-----------------------------------------------------------------------------------------------------------------------------------
Revenues *                                         $556,040      $584,264      $660,256      $619,097      $605,681      $540,361
Income Before Income Taxes                          $66,823       $49,101      $111,577       $56,499       $88,795       $38,868
Net Income                                          $44,569       $17,761       $74,951       $37,340       $59,353       $26,178
Earnings Per Diluted Share                            $2.24         $0.80         $3.34         $1.66         $2.72         $1.26
Change in Net Unrealized Investment Gains and
   Losses                                          $(27,940)     $(34,766)      $21,789      $(18,260)     $111,095      $(58,286)
Dividends Per Common Share                            $0.88         $0.86        $0.785        $0.725        $0.665         $0.62
Depreciation and Amortization                       $20,660       $19,672       $20,870       $22,387       $19,034       $16,019
Expenditures for Property and Equipment              $6,891       $11,630       $10,006       $10,554       $13,288        $9,616
Assets                                           $2,352,924    $2,410,683    $3,184,758    $3,060,765    $3,034,296    $2,667,264
Notes, Mortgages and Other Debts                   $235,300      $285,000      $191,914      $247,861      $258,444      $231,647
Redeemable Preferred Stock                                -       $20,967       $37,369       $45,599       $45,667       $45,816
Consolidated Shareholders' Equity                  $554,224      $529,507      $674,447      $580,861      $575,762      $395,589

*See Notes 6 and 16 regarding 1998 dispositions and acquisitions

MANAGEMENT'S DISCUSSION AND ANALYSIS
----------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES

    The Liberty Corporation ("Liberty", "the Company" or "the parent company") is a holding company with operations in insurance and broadcasting. The Company markets its insurance products through its insurance subsidiary, Liberty Life Insurance Company ("Liberty Life"). Additionally, Liberty is one of the nation's largest life insurance third-party administrators, providing administrative services for approximately 4.5 million policies through Liberty Insurance Services Corporation ("LIS"). The Company's broadcasting subsidiary, Cosmos Broadcasting, ("Cosmos") consists of eleven network affiliated stations in the Southeast and Midwest and a cable advertising company. Six of the stations are affiliated with NBC, three with ABC, and two with CBS. On November 3, 1999 the Company announced that it had reached a definitive agreement to acquire KCBD-TV, the NBC affiliate in Lubbock, Texas. The Company completed this transaction in February 2000.

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

SIGNIFICANT EVENTS AND TRANSACTIONS

    In February 1999, the Company announced that it was considering a variety of restructuring alternatives that would more actively support the business objectives of its operating subsidiaries and enhance value for shareholders. The Company is currently seeking a restructure alternative that best suits Liberty's unique business mix. Recent deregulation both in the financial and broadcasting industries have encouraged the Company to broaden its search for the optimal solution.

    During the third quarter of 1999 the Company settled an outstanding lawsuit that it had brought against a software developer in 1996. The gain from the settlement of the lawsuit was partially offset by one-time costs related to the implementation by Liberty Life's Agency division of its Agency 2000 initiative. As part of this initiative the Company consolidated a number of field offices, made strategic reductions in its sales management group, and began lowering agent counts in certain markets. The net impact of the litigation settlement and the one-time Agency costs on operating earnings was an after-tax $4.5 million gain.

    On May 25, 1999 ("the redemption date") the Company completed the redemption of all of the outstanding shares of its 1994-A Series voting cumulative preferred stock, and its 1994-B Series voting cumulative preferred stock. Shares were to be redeemed at $35.00 per share and $37.50 per share for the 1994-A and 1994-B preferred stock, respectively, plus accrued interest from April 1, 1999 through the redemption date. Prior to the redemption date, all shares of the 1994-A Series were converted into common stock, and all but 8,170 shares of the 1994-B Series were converted into common stock.

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

    In March 1998, the Company completed a tender offer program whereby it repurchased 2,400,000 shares of its common stock at $52 per share. In addition, the Company repurchased 138,000 shares in the open market during 1998. The stock repurchases were funded with borrowings from the Company's credit facility.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS
----------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES


SUMMARY OF CONSOLIDATED
Results of Operations

(In 000s)                       1999        1998        1997
----------------------------------------------------------------
Revenues                      $556,040    $584,264    $660,256
----------------------------------------------------------------
Pre-tax operating earnings      80,729      82,346     105,351
Income taxes on operating       27,931      29,026      34,442
    earnings
----------------------------------------------------------------
Operating earnings - after     $52,798     $53,320     $70,909
    tax
Net realized investment         (8,229)        861       4,042
    gains (losses)
Loss of sale of subsidiary          --     (18,919)         --
Special charges                     --     (17,501)         --
----------------------------------------------------------------
Net income                     $44,569     $17,761     $74,951
----------------------------------------------------------------

THE YEAR 1999 COMPARED WITH THE YEAR 1998

    For 1999, consolidated revenues were $556.0 million, a 5% decrease from those reported in 1998. Adjusting to exclude the results of Pierce National Life Insurance Company, which was sold in April 1998, and the non-recurring income from a 1999 litigation settlement, revenues were level with those of the prior year.

    Operating earnings for 1999 of $52.8 million compared with $53.3 million reported for 1998. Adjusting to exclude the results of Pierce National Life Insurance Company, and the non-recurring income from the 1999 litigation settlement and one-time charges related to the Agency 2000 implementation, operating earnings increased $1.1 million compared with those of the prior year. This increase in operating earnings was due to an increase of approximately $5.7 million of earnings in the insurance operations, offset by an anticipated $6.2 million reduction in operating earnings from the broadcasting operations. The reduction in earnings from the broadcasting operations was anticipated due to the cyclical nature of that business and the extraordinarily strong political revenues reported in 1998, combined with the impact of the 1998 acquisitions, as discussed in further detail below.

     Net income for 1999 was $44.6 million, an increase of $26.8 million over the $17.8 million reported in 1998. Net income for the current year included a non-recurring net gain of $4.5 million and realized investment losses of $8.2 million. Net income for 1998 included realized investment gains of $0.9 million, an $18.9 million loss on the sale of Pierce National and special charges of $17.5 million.

THE YEAR 1998 COMPARED WITH THE YEAR 1997

    Consolidated 1998 revenues were $584.3 million, a 12% decrease from 1997. Excluding Pierce's results from both periods, revenues increased 9% for the year. The increase was attributable to broadcasting revenues, which were up $21.6 million, or 16%, over the prior year. Also contributing to the increase were premiums from the LibertyDirect segment of Liberty Life, which increased 16% over the prior year.

    Operating earnings for 1998 of $53.3 million declined 25% compared with 1997. Combination of having only one quarter of Pierce earnings in 1998, financing costs associated with the share repurchases and higher corporate litigation related expenses reduced operating earnings.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS
----------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES

Broadcasting Results of Operations

(In 000s)                       1999        1998        1997
----------------------------------------------------------------
Gross broadcasting revenues   $178,144    $159,461    $137,898
Agency commissions              24,660      22,383      19,005
----------------------------------------------------------------
Net broadcasting revenues      153,484     137,078     118,893

Operating expenses             107,361      87,655      76,679
----------------------------------------------------------------
Income before interest and
   taxes                        46,123      49,423      42,214
----------------------------------------------------------------
Interest expense                19,262      12,533       8,348
----------------------------------------------------------------
Income before income taxes      26,861      36,890      33,866
----------------------------------------------------------------
Income taxes                    10,319      14,157      12,140
----------------------------------------------------------------
Net income                     $16,542     $22,733     $21,726
----------------------------------------------------------------

    As noted earlier, Cosmos completed three acquisitions in 1998. The acquisitions are included in the broadcasting results from the date acquired and impact the comparability of operating results with prior years.

THE YEAR 1999 COMPARED WITH 1998

    Gross broadcasting revenues increased $18.7 million (12%) in 1999 compared with 1998. Adjusting to exclude the net impact of the 1998 acquisitions, gross broadcasting revenues were level with those of the prior year, in spite of a $8.2 million decrease in political revenues. As discussed in further detail below, Cosmos had extraordinarily strong political revenues in 1998, while 1999's political revenues fit the more traditional profile of an off-year in the election cycle. The 1999 decrease in political revenues was offset by same-station increases in national revenue and additional revenue from the cable advertising operations.

    Total 1999 operating expenses increased $19.7 million in comparison to 1998 amounts. Broadcasting operating expenses, which represent 90% of total operating expenses, increased $18.6 million. On a same station basis broadcasting operating expenses increased $0.8 million.

    Interest expense increased $6.7 million as a direct result of the 1998 station acquisitions. Cosmos does not have its own credit facility. All of Cosmos interest expense and related debt is paid, or payable, to the parent company. The interest rate charged is intended to approximate the rate Cosmos would pay if it had a separate credit facility. For 1999 and 1998 the interest rate was 8%.

    The effective tax rate for both 1999 and 1998 was 38.4%.

    Net income for 1999 was $16.5 million versus $22.7 million reported in 1998. The reduction in earnings was due primarily to additional non-cash amortization expense generated from applying purchase accounting principles to television station acquisitions, and by additional financing costs associated with the 1998 station acquisitions.

THE YEAR 1998 COMPARED WITH 1997

    Gross broadcasting revenues increased $21.6 million (16%) in 1998 compared with 1997. Excluding the impact of the 1998 acquisitions, gross broadcasting revenues increased $13.8 million, or 10%. The remainder of the comparison of 1998 with 1997 will focus on same station results and exclude the impact of the 1998 acquisitions.

    Higher political revenues in 1998 provided the majority of the revenue increase, with political revenues increasing $10.3 million over 1997 levels. While 1998 was not a major national election year, there were contested political races and issues in several of Cosmos' markets. Cosmos capitalized on the overall strength of its stations in the local markets to capture a significant portion of the political dollars spent in its markets. Local revenues were up 3% and national revenues down 2% compared with 1997. The volume of political spending had a negative impact on local revenue growth as the political advertising displaced other advertisers during portions of the year. National revenues were soft in most Cosmos for all of 1998.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS
----------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES

    This cash flow information is not, and should not be used as, an alternative or substitute for the net income or cash flows included in the Company's Consolidated Financial Statements, and is not a measure of financial performance under generally accepted accounting principles.

(In 000s)                         1999       1998       1997
----------------------------------------------------------------
Cash Flow and Related Information
Broadcast cash flow (1)          $63,956     $62,031    $51,884
----------------------------------------------------------------
Station cash flow (2)             67,479      65,406     55,031
----------------------------------------------------------------
Broadcast cash flow margin         41.7%       45.3%      43.6%
   (3)
----------------------------------------------------------------
Capital expenditures              $5,402      $7,277     $5,752
----------------------------------------------------------------

(1) Broadcast cash flow is defined as earnings before depreciation and amortization, interest expense, non-operating income and expenses, and income taxes.
(2) Station cash flow is broadcast cash flow plus cash headquarters expenses.
(3) Broadcast cash flow divided by net broadcasting revenue


    Broadcast cash flow for 1999 was $64.0 million as compared to the $62.0 million reported for 1998. Although dilutive to earnings, the 1998 station acquisitions had a positive impact on broadcast cash flow generating an additional $4.6 million in 1999. The cable advertising operations added approximately $0.8 million in additional cash flow as compared to 1998. As was anticipated, due to 1999 being an off-year in the election cycle, same station cash flow decreased $4.0 million in 1999.

    The 1998 acquisitions added $3.6 million to both broadcast and station cash flow in 1998. Excluding the impact of the acquisitions, broadcast cash flow increased 13% in 1998 compared with 1997. The cash flow amounts were impacted by the same items as previously discussed for revenues and expenses.

    Intangible assets related to television operations of $218.2 million at December 31, 1999 and $217.3 million at December 31, 1998, arose in the acquisition of certain television stations and are comprised primarily of Federal Communication Commission licenses. Intangible assets related to television operations are principally amortized over a 40 year period and represent approximately 9% of total assets at both December 31, 1999 and 1998, and 39% and 41% of shareholders equity at December 31, 1999 and December 31, 1998 respectively. Management considers each stations current and projected cash flow, along with the current market conditions for the sale of television stations in assessing the recoverability of these intangibles. Based on these factors, management concluded that there is no persuasive evidence that a material portion of these intangibles will dissipate over a period shorter than the assigned amortizable life.


Insurance Results of Operations

(in 000's)                      1999        1998       1997
---------------------------------------------------------------
Operating revenues (1)
   Insurance premiums and
     policy charges            $252,401   $284,931    $350,692
   Net investment income         98,444    117,787     156,841
   Service contract revenues     22,905     18,217       7,121
   Other                         18,084      2,026       1,478
---------------------------------------------------------------
Total operating revenues       $391,834   $422,961    $516,132
---------------------------------------------------------------

Operating earnings before
   income taxes                 $53,868    $45,456     $71,485
---------------------------------------------------------------

---------------------------------------------------------------
PRO FORMA INFORMATION
   Pro forma revenues (2)      $379,136   $383,940    $354,640
   Pro forma operating
     earnings before income
     taxes (3)                  $46,847    $39,336     $40,471
---------------------------------------------------------------

(1) Excluding realized investment gains and losses and intersegment revenues
(2) Excluding Pierce operating revenues
(3) Pro forma adjusting for the combined impact of the sale of Pierce and the financing cost associated with the share repurchase as if both transactions had occurred at the beginning of each period presented.

   Total 1999 operating revenues of $391.8 million decreased $31.2 million as compared to the $423.0 million reported in 1998. On a proforma basis, adjusting for Pierce's 1998 revenue contribution and the revenue associated with the 1999 litigation settlement, operating revenue decreased $4.8 million. Decreases of $3.8 million in Agency operating revenue, $3.5 million in Liberty Direct, and $2.2 million in the Corporate and Other segment, were partially offset by a $4.6 million increase in revenue at Liberty Insurance Services.

   Total 1999 operating earnings were $53.9 million, a 19% increase over the $45.5 million reported for 1998. Adjusting 1998 for the sale of Pierce and the impact of the 1998 share repurchase, and adjusting 1999 for the $7.0 million pre-tax gain related to the litigation settlement and one-time charges associated with the Agency 2000 implementation, proforma operating earnings increased $7.5 million. Agency and Liberty Direct operating earnings decreased $6.7 million and $6.5 million respectively, while Liberty Insurance Services reported a $4.5 million increase and the Corporate and Other segment reported an $16.2 million increase in operating earnings.

MANAGEMENT'S DISCUSSION AND ANALYSIS
----------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES

INSURANCE SEGMENT RESULTS
                               1999       1998        1997
--------------------------------------------------------------
SEGMENT OPERATING REVENUES
     (excluding intersegment revenues)
Agency                        $204,397   $208,199   $206,355
LibertyDirect                  117,880    121,364    104,984
Liberty Insurance Services      22,905     18,217      7,121
Pierce National                     --     39,021    161,492
Corporate and Other             46,652     36,160     36,180
--------------------------------------------------------------
OPERATING REVENUES            $391,834   $422,961   $516,132

PRE TAX OPERATING EARNINGS
Agency                         $15,691    $22,372    $39,575
LibertyDirect                    9,286     15,816     13,852
Liberty Insurance Services       3,231     (1,304)       325
Pierce National                     --      6,120     27,040
Corporate and Other             25,660      2,452     (9,307)
--------------------------------------------------------------
Pre tax earnings from
operations                     $53,868    $45,456    $71,485
--------------------------------------------------------------


THE YEAR 1999 COMPARED WITH 1998

    Agency operating earnings were $15.7 million in 1999, a decrease of $6.7 million from the $22.4 million reported in 1998. This decrease resulted from a decrease in investment income of $3.2 million, coupled with an increase in benefits and reserve expenses as a result of unfavorable mortality costs. The increase in benefits and reserve expenses was partially offset by a $1.6 million (11%) decrease in net commission expense. As part of Liberty Life's Agency 2000 initiative the Company made strategic reductions in its sales management group by eliminating or reducing certain levels of management, and closed certain of its less profitable offices, thus reducing commissions. Commissions paid on a cash basis in 1999 were $31.4 million versus $36.3 million in 1998, a decrease of approximately $4.9 million.

    LibertyDirect operating earnings were $9.3 million in 1999, a decrease of $6.5 million from the $15.8 million reported in 1998. Revenues decreased $4.3 million as a result of lower net sales of the accidental death mortgage protection products, offset by a $0.8 million increase in revenues associated with non-insurance products. Expenses, other than deferred policy acquisition cost amortization, generally remained flat compared to 1998. Deferred policy acquisition cost amortization increased $3.1 million to $10.5 million from the $7.4 million reported in 1998. Certain of the Company's non-insurance products have higher amortization in the first year than the insurance products, and thus increased amortization expense in the current year.

    Liberty Insurance Services reported pretax operating earnings of $3.2 million for 1999 as compared to a pretax loss of $1.3 million for 1998. Revenues from outside clients increased $4.7 million to $22.9 million in 1999 from the $18.2 million reported for 1998. This increase was due to the addition of new clients during 1999, along with revenues from additional services to existing clients. As a direct result of the increase in the volume of services rendered, operating expenses in 1999, as compared to those of 1998, increased $4.5 million. Liberty Insurance Services operations include intersegment profits of approximately $1.6 million from servicing Liberty Life business in 1999.

     Increases in the Corporate and Other segment are due to an increase in net interest income due from Cosmos, coupled with decreases in all expense categories. Additionally, in the third quarter the Company incurred certain charges associated with the acceleration of its Agency 2000 initiative, and settled outstanding litigation with a software developer. The net impact of the litigation settlement and the charges related to Agency 2000 was a pre-tax $7.0 million gain.

THE YEAR 1998 COMPARED WITH 1997

    With the sale of Pierce and the substantially reduced investment in real estate, the parent company operations primarily support Liberty Life and LIS and, to a lesser extent Cosmos. As a result significantly more of the parent company costs were charged or allocated to the segments in 1998 versus 1997. The segment most significantly impacted by the change in expense charges and allocations was Agency, the largest segment in terms of revenues and assets. A significant portion (estimated to be approximately $7.0 million) of the decline in Agency pre-tax operating earnings is related to the change in expense reporting. Agency also had higher direct expenses primarily related to technology costs from equipping its field force with the PriorityPad sales tool. In addition to higher general expenses Agency also had approximately $3.3 million in higher deferred policy acquisition cost amortization expense. The higher deferred acquisition cost amortization relates primarily to changes in the systems and methodology used to amortize deferred acquisition

MANAGEMENT'S DISCUSSION AND ANALYSIS
----------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES

costs for Agency's interest sensitive products. The system and methodology changes increased the amortization expense over what had been recognized in prior years using the previous system and estimates. Offsetting a portion of the higher general expenses and deferred acquisition amortization expense was higher investment income. Investment income in Agency increased $3.4 million compared with 1997 levels as Agency benefited from the decision in 1997 to sell its commercial real estate portfolio and redeploy the proceeds into investments that have higher current yields. Strong premium growth and good mortality results enabled LibertyDirect to increase earnings by $1.9 million in 1998, overcoming an estimated $3.5 million increase in allocated expenses. LibertyDirect's primary source of premiums is from products sold to pay mortgage balances on the death or disability of the insured. Lapses in this line are influenced by, among other factors, the level of mortgage loan refinancing activity.

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


Investments

   As of December 31, 1999, Liberty's consolidated investment portfolio was carried at $1.3 billion compared with $1.4 billion at the end of 1998. Approximately 66% of consolidated invested assets were in fixed maturity securities (bonds and redeemable preferred stocks), 18% was in mortgage loans, 7% in policy loans, with the balance consisting of equity securities (6%), real estate (2%), and other long-term investments (1%).

   The overall average credit rating of fixed maturity securities as of December 31, 1999 was A. Less than investment grade securities comprised 4.5% of the fixed maturity portfolio at December 31, 1999, compared with 4.9% at December 31, 1998.

--------------------------------------------------------------------------------
Bond Portfolio Quality Rating Chart

AAA               26.3%
AA                15.2%
A                 22.5%
BBB               31.5%
Below BBB          4.5%
--------------------------------------------------------------------------------

   Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" requires that all debt and equity securities be classified into one of three categories -- held to maturity, available for sale, or trading. As of December 31, 1999 and 1998, all securities have been classified as available for sale and are carried at fair value.

   SFAS 115 requires that available for sale securities be carried at fair value, with unrealized gains and losses, net of adjustment for deferred income taxes and deferred acquisition costs related to universal life products, reported directly in shareholders' equity in Accumulated other comprehensive income. The fair value of Liberty's fixed maturity portfolio, and the related adjustment to shareholders' equity, is significantly affected by changes in the overall interest rate environment. Following 1998, when interest rates declined moderately, interest rates increased during 1999. As a result, there was a decrease in shareholders' equity of $27.9 million during 1999 resulting from a decline in the fair value of securities. In 1998, there was a decrease in shareholders' equity of $34.8 million resulting from a decline in the fair value of the portfolio. There could be significant fluctuations in shareholders' equity as a result of carrying securities at market value if interest rates change significantly.

--------------------------------------------------------------------------------
Fixed Maturity Securities
Ratio of Fair Value to Amortized Cost Chart

1999      96.5%
1998     104.3%
1997     105.4%
1996     103.6%
1995     106.1%
1994      95.7%
--------------------------------------------------------------------------------

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

MANAGEMENT'S DISCUSSION AND ANALYSIS
----------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES

prudently managing credit, interest rate and liquidity risk, the primary investment risks within a fixed income portfolio.

   In January 2000 the Company embarked on a program to reallocate certain of its investment holdings. As part of this reallocation, the Company intends to sell approximately 80% of its equity portfolio and certain of its lower yielding bonds. The gain on the sale of the equity securities will be partially offset by a loss on the sale of the bonds, thus reducing the Company's income tax exposure, and freeing up a significant amount of capital that is then to be reinvested in higher yielding bonds. The ultimate impact of this reallocation of assets is expected to increase investment income due to the higher yields on the new fixed income investments, while reducing the Company's exposure to market volatility. The Company intends to complete this program by March 31, 2000.

   Approximately 29% of Liberty's $859 million fixed maturity portfolio at December 31, 1999 was composed of commercial and residential mortgage-backed securities. This compares with approximately 27% at year-end 1998. Certain residential mortgage-backed securities are subject to significant prepayment risk or extension risk due to changes in interest rates. In periods of declining interest rates mortgages may be repaid more rapidly than scheduled as borrowers refinance higher rate mortgages to take advantage of the lower current rates. As a result, holders of mortgage-backed securities may receive large prepayments on their investments that cannot be reinvested at interest rates comparable to the rates on the prepaid mortgages. In a rising interest rate environment, refinancings are curtailed and the payments to the holders of the securities decline, limiting the ability of the holder to reinvest at the higher interest rates. Mortgage-backed pass-through securities and sequential collateralized mortgage obligations ("CMO's"), which comprised 9% of the book value of Liberty's mortgage-backed securities at December 31, 1999, and 12% at year-end 1998, are more sensitive to prepayment or extension risk. Planned amortization class ("PAC") instruments accounted for 60% of the book value of the mortgage-backed securities at December 31, 1999 and 67% at December 31, 1998. The "PAC" investments are designed to amortize in a more predictable manner by shifting the primary prepayment and extension risk of the underlying collateral to investors in other tranches of the CMO. PAC's are tranches of CMO's specifically designed to protect against prepayment or extension risk. In periods of declining interest rates, prepayments are first applied to the non-PAC tranches of the CMO, creating improved call protection for the PAC tranches. Only after all non-PAC tranches have been paid off are prepayments applied to the PAC tranche. In periods of increasing interest rates, prepayments are first applied to the PAC tranche, thus reducing extension risk for PACs. As a result, PACs have a more stable cash flow than most other mortgage securities because they have better call protection and less extension risk. The remaining 31% of the mortgage-backed securities at December 31, 1999 are commercial mortgage-backed assets. This compares to 21% at December 31, 1998. Loans backing commercial mortgage-backed securities typically have hard lock out provisions and/or prepayment penalties. Consequently, there is little prepayment risk in this asset class.

   Mortgage loans of $230.5 million comprised 18% of the consolidated investment portfolio at December 31, 1999. This compares to mortgage loans of $215.5 million, or 16%, of the consolidated investment portfolio at December 31, 1998. Substantially all of these mortgage loans are commercial mortgages with a loan-to-value ratio not exceeding 75% when made. Approximately 52% of these loans at December 31, 1999 are in North and South Carolina; and 89% are in the states of North Carolina, South Carolina, Tennessee, Georgia and Virginia. Mortgage loan delinquencies, defined as payments 60 or more days past due, have historically been low and were 1.04% at the end of 1999 compared to the latest available industry rate of 0.39%.

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

                                      Estimated Incremental
                                     Increase or Decrease in
CHANGE IN INTEREST RATE                 Earnings (in 000s)
--------------------------------------------------------------
   Increase 1 percent                         $   807
   Decrease 1 percent                          (1,162)

MANAGEMENT'S DISCUSSION AND ANALYSIS
----------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES

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

   Liberty's portfolio of equity securities is exposed to price risk. The Company held equity securities with a market value of $81.3 million at December 31, 1999, including $12.3 million in Liberty Properties Trust, a non-affiliated real estate investment trust. The majority of stocks within the portfolio are considered to be small or mid-capitalization stocks and most closely correlate with the performance of the S&P MidCap 400 Index or the S&P 600 SmallCap Index. The Company also had a significant portion of its portfolio invested in technology related stocks which would most closely correlate with the performance of the NASDAQ Composite. As mentioned earlier, in January 2000 the Company embarked on a program to reallocate certain of its investment holdings. As part of this reallocation, the Company intends to sell approximately 80% of its equity portfolio. The Company intends to liquidate all of its equity holdings with the exception of the Liberty Property Trust shares, and approximately $2.0 million of technology related common stocks. As a result, the Company's remaining common stocks during the year 2000 should more closely correlate to the performance of the Morgan Stanley REIT Index. If the market value of the Morgan Stanley REIT Index, and specifically that of Liberty Property Trust, declined 10% from December 31, 1999 values, the market value of the Company's common stock portfolio could be expected to decrease by approximately $1.2 million.

   Additional disclosures concerning the fair values in relation to the carrying values of Liberty's financial instruments are included in Note 17 to the Consolidated Financial Statements.

    As of December 31, 1999 and 1998, investment real estate totaled $25.7 million and $34.8 million, representing 2% of consolidated investment portfolio at both periods. The portfolio consists primarily of residential land and lots in various stages of development and completion. Liberty does not currently plan to make any future investments in new investment real estate but will continue to manage the existing portfolio to maximize the value to the Company. Substantially all of the remaining investment real estate is located in South Carolina.

    During the year ended December 31, 1999 the Company incurred realized investment losses of approximately $13.9 million as compared to gains of $1.8 million for 1998. The most significant portion of the 1999 loss related to the credit rating deterioration of the companies underlying three separate issues.

    Liberty has experienced pre-tax impairments on investment assets of $8.5 million, $0.6 million and $7.2 million for the years ended December 31, 1999, 1998, and 1997, respectively. The high level of impairments in 1999 was due to approximately $4.0 million of write-downs associated with corporate bonds with a high probability of default. The high level of impairments in 1997 was due to approximately $6.6 million of write-downs associated with the remaining residential properties which are being carried at the lower of cost or fair market value less costs to sell, and write-downs taken on an oil and gas investment. While the level of impairments is not predictable, management does not expect impairments to have a significant impact on Liberty's results of operations or liquidity.


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

   Liberty funded the 1998 purchases of three television stations, with a total purchase of approximately $156.9 million, from borrowings under the credit facility. In February of 2000 the Company used an additional $59.8 million to acquire KCBD, the NBC affiliate in Lubbock Texas.

--------------------------------------------------------------------------------
Debt to Capital Ratio Chart
Excluding Unrealized Investment Gains and Losses

1999     29.8%
1998     35.2%
1997     22.8%
1996     29.7%
1995     31.4%
1994     31.9%
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS
----------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES

   Liberty has entered into interest rate swaps to minimize the impact of a potential significant rise in short-term interest rates on Liberty's outstanding variable-rate debt. See Note 5 to the Consolidated Financial Statements for additional discussion of these contracts.

    On May 25, 1999 ("the redemption date") the Company completed the redemption of all of the outstanding shares of its 1994-A Series voting cumulative preferred stock, and its 1994-B Series voting cumulative preferred stock. Shares were called for redemption at $35.00 per share and $37.50 per share for the 1994-A and 1994-B preferred stock, respectively, plus accrued interest from April 1, 1999 through the redemption date. Prior to the redemption date, all shares of the 1994-A Series were converted into common stock, and all but 8,170 shares of the 1994-B Series were converted into common stock.

    In 1995, Liberty issued 599,985 shares of Series 1995-A Voting Cumulative Convertible Preferred Stock, having a total redemption value of $21.0 million, or $35.00 per share, in connection with the acquisition of WLOX-TV. The Company has the right to redeem any or all of the shares from time to time at any time beginning five years and one month after the date of issue in exchange for cash, common stock, or a combination of both. Generally, the amount of consideration on the 1995-A Series will be equivalent to $35.00 per share plus the amount of any accumulated and unpaid dividends. There is no sinking fund for the redemption of the preferred stock. These shares are considered common stock equivalents for financial reporting purposes. As of December 31, 1999 there were 429,485 shares outstanding.

    The National Association of Insurance Commissioners (the "NAIC") has Risk-Based Capital ("RBC") requirements for life/health insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks such as asset quality, mortality and morbidity, asset and liability matching, and other business factors. The RBC formula is used by states as an early warning tool to identify companies that potentially are inadequately capitalized for the purpose of initiating regulatory action. In addition, the formula defines minimum capital standards that supplement the current system of low fixed minimum capital and surplus requirements on a state-by-state basis. The RBC ratios for Liberty Life indicate that Liberty Life's capital significantly exceeds the minimum capital requirements at December 31, 1999.

     The parent company's short-term cash needs consist primarily of (1) working capital requirements, (2) interest on corporate debt, and (3) dividends to shareholders. The parent company's primary long-term cash need is the repayment of corporate debt. The parent company depends primarily on dividends and debt service payments paid to it by its subsidiaries to meet its short-term and long-term cash needs. Historically, Liberty's primary businesses have provided sufficient liquidity to fund their own operations as well as the operations of the parent company. Liberty receives funds from Liberty Life primarily in the form of dividends. Dividends from each insurance subsidiary are restricted under applicable state law. Annual dividends in excess of maximum amounts prescribed by state statutes ("extraordinary dividends") may not be paid without the approval of the insurance commissioner of each state in which an insurance subsidiary is domiciled. See Note 9 to the Consolidated Financial Statements.

   On a consolidated basis, Liberty's net cash flow from operating activities was $52.3 million for 1999 compared with $24.8 million for 1998 and $61.8 million for 1997.

   Liberty's net cash used in investing activities was $23.2 million in 1999 compared with $44.8 million in 1998 and net cash provided of $2.8 million in 1997. The decrease in net cash used in investing activities in 1999 was due to the absence of the net cash used in the purchase of television stations that was partially offset by a portion of the cash generated from the sale of Pierce. The primary sources of net cash provided by investing activities in 1997 was the sale of the commercial real estate as described previously, and the sale of Pierce National stock to Fortis, Inc.

   Cash flow used in financing activities for 1999 was $32.7 million versus $25.1 million in 1998. Cash flow related to financing activities fluctuates primarily based on the level of borrowings or debt repayment. During 1998 funds were borrowed to finance the television station acquisitions. Also during 1998, the Company repurchased 2,538,000 shares of its common stock for $131.1 million. Of the amount repurchased $125.5 million was repurchased through a tender offer with the balance purchased in the open market.

   At December 31, 1999 outstanding debt totaled $235.3 million and the debt to capital ratio was 30%. The Company believes that its current level of cash and expected future cash flows from operations are sufficient to meet the needs of its business and to satisfy its debt service. If suitable opportunities arise for additional acquisitions, Liberty believes it can arrange for additional credit or use Common Stock or Preferred Stock as payment for all or part of the consideration for such acquisitions; or Liberty may seek additional funds in the equity or debt markets. Under Liberty's credit facility there exists no restriction on acquisition funding, however, the total debt to capital ratio is limited to 35%. Because the KCBD acquisition in February of 2000 raised the Company's debt to capital ratio to near 35%, the current credit facility would have to be modified or re-negotiated to permit a significant amount of additional debt.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS
----------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES

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


YEAR 2000

    The Year 2000 issue was the result of computer programs written to use two digits rather than four to define the applicable year. Any computer programs or hardware that had date sensitive software or embedded chips might recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations including among other things, a temporary inability to process transactions, send premium billings, pay personnel properly, or engage in normal business activities.

    In prior years, the Company discussed the nature and progress of its plans to become Year 2000 ready. In preparation for the Year 2000 conversion the Company reviewed all significant systems and operations for potential Year 2000 issues. The Company modified or replaced portions of its software and certain hardware to mitigate the likelihood of problems related to the transition. To date, the Company has not experienced any disruptions in its operations as a result of Year 2000 issues. The Company will continue to monitor its systems and operations for the remainder of the year for problems or issues related to the Year 2000.

    NEW ACCOUNTING PRONOUNCEMENTS

   In June, 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities". This standard was originally required to be adopted in years beginning after June 15, 1999. Recently the Financial Accounting Standards Board delayed the required adoption date effectively to January 1, 2001. The Company has not determined when it will adopt this standard. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will be either offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company's use of derivatives is limited to fixing the cost of borrowings on a portion of the outstanding debt. The Company has not yet determined what the effect of Statement 133 will be on the earnings and financial position of the Company, but it is not expected to be material.

CONSOLIDATED STATEMENTS OF INCOME

THE LIBERTY CORPORATION AND SUBSIDIARIES
(In $000's, except per share data)


For the Years Ended December 31                    1999             1998              1997
-------------------------------------------------------------------------------------------------

REVENUES
   Insurance premiums and policy charges            $252,401         $284,931         $350,692
   Broadcasting revenues                             178,144          159,461          137,898
   Net investment income                              98,444          117,787          156,841
   Service contract revenues                          22,905           18,217            7,121
   Other income                                       18,052            2,026            1,478
   Realized investment (losses) gains                (13,906)           1,842            6,226
-------------------------------------------------------------------------------------------------
Total revenues                                       556,040          584,264          660,256
-------------------------------------------------------------------------------------------------

EXPENSES
   Policyholder benefits                             131,741          154,661          227,927
   Insurance commissions                              74,693           79,659           78,939
   General insurance expenses                         70,264           87,988           67,270
   Amortization of deferred acquisition
      costs and cost of business acquired             43,108           51,018           45,564
   Broadcasting expenses                             131,299          109,161           95,588
   Interest expense                                   15,085           14,208           13,209
   Loss on sale of subsidiary                            ---           13,811              ---
   Other expenses                                     23,027           24,657           20,182
-------------------------------------------------------------------------------------------------
Total expenses                                       489,217          535,163          548,679
-------------------------------------------------------------------------------------------------

Income before income taxes                            66,823           49,101          111,577
Provision for income taxes                            22,254           31,340           36,626
-------------------------------------------------------------------------------------------------

Net income                                           $44,569          $17,761          $74,951
-------------------------------------------------------------------------------------------------

EARNINGS PER COMMON SHARE
-------------------------------------------------------------------------------------------------
Basic earnings per common share                      $  2.29          $  0.80          $  3.50
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
Diluted earnings per common share                    $  2.24          $  0.80          $  3.34
-------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

THE LIBERTY CORPORATION AND SUBSIDIARIES
(In 000's)


At December 31                                                                             1999             1998
----------------------------------------------------------------------------------------------------------------------

ASSETS

Investments:
  Fixed maturity securities
     Available for sale, at market, cost of $890,900 in 1999 and $896,944 in 1998           $859,296         $935,178
  Equity securities, primarily at market, cost of  $61,732 in 1999, and $54,354 in 1998       81,290           63,658
  Mortgage loans                                                                             230,497          215,549
  Investment real estate                                                                      25,692           34,788
  Policy loans                                                                                91,964           90,653
  Other long-term investments                                                                 20,680           21,256
  Short-term investments                                                                       1,930              250
----------------------------------------------------------------------------------------------------------------------
Total Investments                                                                          1,311,349        1,361,332
----------------------------------------------------------------------------------------------------------------------

Cash                                                                                          13,065           16,633
Accrued investment income                                                                     13,592           13,508
Receivables net of bad debt reserves, $1,319  in 1999, and $1,163 in 1998                     70,167           69,536
Receivable from reinsurers                                                                   266,141          275,602
Deferred acquisition costs                                                                   270,116          245,100
Cost of business acquired                                                                     34,303           39,266
Buildings and equipment, at cost, less accumulated depreciation $139,869 in 1999, and
       $127,502 in 1998                                                                       90,675           97,043
Intangibles related to television operations, at cost, net of accumulated amortization
       $35,870 in 1999,  and $37,465 in 1998                                                 218,166          217,322
Goodwill related to insurance acquisitions, at cost, net of accumulated amortization
       $10,097 in 1999, $9,133 in 1998                                                        21,904           22,868
Other assets                                                                                  43,446           52,473
----------------------------------------------------------------------------------------------------------------------
Total Assets                                                                              $2,352,924       $2,410,683
----------------------------------------------------------------------------------------------------------------------


(In 000's)
At December 31                                                                          1999             1998
--------------------------------------------------------------------------------------------------------------------

LIABILITIES, REDEEMABLE PREFERRED STOCK
   AND SHAREHOLDERS' EQUITY

Liabilities:
   Policy liabilities:
     Future policy benefits                                                           $1,278,233        $1,279,929
     Claims and benefits payable                                                          33,806            30,247
     Policyholder funds                                                                   24,969            24,355
--------------------------------------------------------------------------------------------------------------------
                                                                                       1,337,008         1,334,531

Notes and mortgages payable                                                              235,300           285,000
Accrued income taxes                                                                      15,409             7,348
Deferred income taxes                                                                    107,304           122,650
Accounts payable and accrued expenses                                                     98,990           106,523
Other liabilities                                                                          4,689             4,157
--------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                                      1,798,700         1,860,209
--------------------------------------------------------------------------------------------------------------------

Redeemable Preferred Stock:
   1994-A Series, $35.00 redemption value, -0- and 198,259 shares issued and
       outstanding in 1999 and 1998, respectively                                            ---             6,939
   1994-B Series, $37.50 redemption value, -0- and 374,059 shares issued and
       outstanding in 1999 and 1998, respectively                                            ---            14,028
--------------------------------------------------------------------------------------------------------------------
Total Redeemable Preferred Stock                                                             ---            20,967
--------------------------------------------------------------------------------------------------------------------

Shareholders' Equity:
   Common stock
     Authorized - 50,000,000 shares, no par value
     Issued and outstanding - 19,507,551 shares in 1999, 18,684,172 shares in 1998       100,112            70,565
   Convertible preferred stock 1995-A Series, 429,485 and 599,985 shares issued and
       outstanding in 1999 and 1998 respectively                                          15,031            20,999
   Preferred stock
     Authorized - 10,000,000 shares
     Issued and outstanding - 429,485 shares in 1999, and  1,172,303 shares in 1998
   Unearned stock compensation                                                            (5,057)           (7,596)
   Retained earnings                                                                     445,329           418,790
   Accumulated other comprehensive (loss) income                                          (1,191)           26,749
--------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                                               554,224           529,507
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Total Liabilities, Redeemable Preferred Stock and Shareholders' Equity                $2,352,924        $2,410,683
--------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

THE LIBERTY CORPORATION AND SUBSIDIARIES
(In 000's)


For the Years Ended December 31                                             1999              1998             1997
--------------------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Net income                                                                  $44,569           $17,761           $74,951
Adjustments to reconcile net income to net cash provided by
  operating activities:
   (Decrease) increase in policy liabilities                                (33,513)          (13,320)            7,390
   (Decrease) increase in accounts payable and accrued expenses              (5,250)            7,717             2,571
   Decrease (increase) in receivables                                         6,205            (1,146)           (6,600)
   Amortization of deferred acquisition costs and cost of
      business acquired                                                      43,108            51,018            45,564
   Policy acquisition costs deferred                                        (46,560)          (52,337)          (55,312)
   Realized investment losses (gains)                                        13,906            (1,842)           (6,226)
   Gain on sale of operating assets                                            (944)           (1,826)           (2,011)
   Loss on sale of subsidiary                                                   ---            13,811               ---
   Depreciation and amortization                                             20,660            19,672            20,870
   Amortization of bond premium and discount                                 (3,547)           (6,858)           (7,575)
   Provision for deferred income taxes                                       (5,211)           (4,312)            1,613
   All other operating activities, net                                       18,842            (3,584)          (13,394)
--------------------------------------------------------------------------------------------------------------------------
   NET CASH PROVIDED BY OPERATING ACTIVITIES                                 52,265            24,754            61,841
--------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Investment securities sold                                                  120,596            78,583           128,513
Investment securities matured or redeemed by issuer                         111,767           171,166           100,031
Cost of investment securities acquired                                     (240,976)         (274,631)         (288,053)
Mortgage loans made                                                         (39,233)          (57,192)          (50,067)
Mortgage loan repayments                                                     24,289            57,079            35,535
Purchases of investment properties, buildings and equipment                 (22,078)          (16,274)          (21,552)
Sale of investment properties, buildings and equipment                       24,017            20,933            63,164
Purchases of short-term investments                                         (37,361)           (8,255)          (42,423)
Sales of short-term investments                                              35,680             8,255            42,423
Cash received on issuance of Pierce National Life common stock                  ---               ---            37,160
Net cash received on sale of subsidiary                                         ---           133,060               ---
Net cash paid on purchase of television stations                                ---          (156,942)              ---
All other investment activities, net                                            134              (602)           (1,940)
--------------------------------------------------------------------------------------------------------------------------
   NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES                      (23,165)          (44,820)            2,791
--------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from borrowings                                                  2,625,000         3,265,000         2,505,000
Principal payments on debt                                               (2,674,700)       (3,171,914)       (2,560,947)
Dividends paid                                                              (18,030)          (18,447)          (19,540)
Stock issued for employee benefit and compensation programs                   3,552             1,974             3,884
Redemption of preferred stock                                                  (306)              ---               ---
Repurchase of common stock                                                      ---          (131,114)              ---
Return of policyholders' account balances                                   (27,374)          (31,606)          (38,949)
Receipts credited to policyholders' account balances                         59,190            61,020            70,932
--------------------------------------------------------------------------------------------------------------------------
   NET CASH USED IN FINANCING ACTIVITIES                                    (32,668)          (25,087)          (39,620)
--------------------------------------------------------------------------------------------------------------------------

(DECREASE) INCREASE IN CASH                                                  (3,568)          (45,153)           25,012
Cash at beginning of year                                                    16,633            61,786            36,774
--------------------------------------------------------------------------------------------------------------------------
CASH AT END OF YEAR                                                         $13,065           $16,633           $61,786
--------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
THE LIBERTY CORPORATION AND SUBSIDIARIES
(Amounts in 000's except per share data)

                                                                           UNEARNED    ACCUMULATED
                                       COMMON                CONVERTIBLE    STOCK         OTHER
                                       SHARES       COMMON    PREFERRED    COMPEN-    COMPREHENSIVE  RETAINED
                                     OUTSTANDING    STOCK       STOCK       SATION    INCOME (LOSS)  EARNINGS    TOTAL(1)
---------------------------------------------------------------------------------------------------------------------------

Balance at January 1, 1997              20,215     $163,443     $20,999      $(7,168)     $39,522    $364,065    $580,861

Net income                                                                                             74,951      74,951
Net unrealized investment gains                                                            21,789                  21,789
Foreign currency translation
   adjustment                                                                                 539                     539
Dividends - Common Stock -
   $0.785 per share                                                                                   (15,957)    (15,957)
Dividends - Redeemable Preferred
   Stock - $2.10 per share                                                                             (2,535)     (2,535)
Dividends - Convertible Preferred
   Stock - $1.75 per share                                                                             (1,048)     (1,048)
Stock issued for employee benefit
   and performance incentive
   compensation programs                   268       11,320                   (3,704)                               7,616
Stock issued for conversion of
   redeemable preferred stock              230        8,231                                                         8,231
---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997            20,713     $182,994     $20,999     $(10,872)     $61,850    $419,476    $674,447
---------------------------------------------------------------------------------------------------------------------------

Net income                                                                                             17,761      17,761
Net unrealized investment losses                                                          (34,766)                (34,766)
Foreign currency translation
   adjustment                                                                                (335)                   (335)
Dividends - Common Stock - $0.86
   per share                                                                                          (15,846)    (15,846)
Dividends - Redeemable Preferred
   Stock - $2.10 per share                                                                             (1,551)     (1,551)
Dividends - Convertible Preferred
   Stock - $1.75 per share                                                                             (1,050)     (1,050)
Stock issued for employee benefit
   and performance incentive
   compensation programs                    51        3,897                    3,276                                7,173
Stock issued for conversion of
   redeemable preferred stock              458       14,788                                                        14,788
Stock repurchased as part of
   tender or on open market             (2,538)    (131,114)                                                     (131,114)
---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998            18,684      $70,565     $20,999      $(7,596)     $26,749    $418,790    $529,507
---------------------------------------------------------------------------------------------------------------------------

Net income                                                                                             44,569      44,569
Net unrealized investment losses                                                          (27,940)                (27,940)
Dividends - Common Stock - $0.88
   per share                                                                                          (16,835)    (16,835)
Dividends - Redeemable Preferred
   Stock - $2.10 per share                                                                               (269)      (269)
Dividends - Convertible Preferred
   Stock - $1.75 per share                                                                               (926)      (926)
Stock issued for employee benefit
   and performance incentive
   compensation programs                    87        2,858                    2,539                                5,397
Stock issued for conversion of
   redeemable preferred stock              566       20,721                                                        20,721
Stock issued for conversion of
   convertible preferred stock             171        5,968      (5,968)
---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999            19,508     $100,112     $15,031      $(5,057)     $(1,191)   $445,329    $554,224
---------------------------------------------------------------------------------------------------------------------------


(1) Comprehensive income, which includes the aggregate of net income, net unrealized investment gains (losses) and foreign currency translation adjustment, was $97,279, $(17,340), and $16,629 for 1997, 1998 and 1999
     respectively.

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   PRINCIPLES OF CONSOLIDATION - The accompanying consolidated financial statements of The Liberty Corporation and Subsidiaries (the Company) include the accounts of the Company after elimination of all significant intercompany balances and transactions. The primary subsidiaries of the Company are Liberty Life Insurance Company, and Liberty Insurance Services Corporation (collectively referred to as the insurance operations) and Cosmos Broadcasting Corporation. Pierce National Life Insurance Company (doing business as FamilySide) was sold April 8, 1998 (see Note 6).

   ORGANIZATION - The Company's operations include the sale and/or service of life insurance products in the United States and television broadcasting operations in the United States. The insurance operations are licensed to do business in 49 states plus the District of Columbia. While the majority of the Company's assets and revenues are generated from its insurance operations, the Company also is a major television group broadcaster, owning and operating eleven network affiliated television stations throughout the southeastern and midwestern states. Information on the Company's operations by segment is included in Note 18 of this report.

   USE OF ESTIMATES AND ASSUMPTIONS - Financial statements prepared in accordance with accounting principles generally accepted in the United States require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. Actual results could differ from those estimates and assumptions.

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

   BROADCASTING REVENUES - Broadcasting revenues are generated primarily from the sale of television advertising time, and recognized in the period during which the time spots are aired.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES

   CASH - Cash includes all cash and highly liquid investments that mature within three months of the date of acquisition.

   INVESTMENTS - Investments are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that all debt and equity securities be classified into one of three categories -- held to maturity, available for sale, or trading. The Company currently has no securities classified as held to maturity or trading.
Investments are reported on the following basis:

o Fixed maturities classified as available-for-sale (bonds and redeemable preferred stocks) are stated at fair value with unrealized gains and losses, after adjustment for deferred income taxes and deferred acquisition costs related to universal life products, reported directly in shareholders' equity in accumulated other comprehensive income. Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments.

o Equity securities (common stocks and nonredeemable preferred stocks) are all considered available for sale and are carried at fair value. The fair values for equity securities are based on quoted market prices.

o Mortgage loans on real estate are carried at amortized cost, less an allowance for credit losses and provisions for impaired value, where appropriate. The Company provides for estimated credit losses related to the mortgage loans where it is probable that all amounts due according to the contractual terms of the mortgage agreement will not be collected. This provision for credit losses is based on discounting the expected cash flows from the loan using the loan's initial effective interest rate, or the fair value of the collateral for certain collateral dependent loans.

o Investment real estate is carried at cost less accumulated depreciation and provisions for impaired value when held for investment purposes. Depreciation over the estimated useful lives of the properties is determined principally using the straight-line method. When held for sale, investments in real estate are carried at the lower of cost or fair market value less costs to sell. At December 31, 1999 substantially all of the Company's investment in real estate was held for sale.

o Policy loans are carried at cost.

o Other long-term investments are carried at cost which includes provisions for impaired value where appropriate. Included in other long-term investments are investments in venture capital funds.

o Short-term investments are carried at cost which approximates fair value.

   UNREALIZED INVESTMENT GAINS AND LOSSES on investments carried at fair value, net of deferred taxes and adjustment for deferred acquisition costs related to universal life products, are recorded directly in shareholders' equity in accumulated other comprehensive income.

   REALIZED INVESTMENT GAINS AND LOSSES are recognized using the specific identification method to determine the cost of investments sold. Gains or losses on the sale of real estate held for investment are included in realized investment gains (losses), in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". Gains and losses on the sale of real estate acquired for development and resale are included in net investment income. Realized gains and losses include write-downs for impaired values of investment assets. The Company establishes impairments on individual, specific assets at the time the Company judges the assets to have been impaired and this impairment can be estimated (see Note 2).

   BUILDINGS AND EQUIPMENT are recorded at cost. Depreciation over the estimated useful lives of the properties is determined principally using the straight-line method.

   INTANGIBLE ASSETS arose in the acquisition of certain television stations and are comprised primarily of Federal Communication Commission licenses. Amounts not being amortized ($4,071,000) represent the excess of the total cost over the underlying value of the tangible and amortizable intangible assets acquired prior to 1970. Amounts being amortized are expensed principally over forty years. Carrying amounts are regularly reviewed by management for indications of impairment and are adjusted accordingly when appropriate.

   GOODWILL arose in the acquisition of insurance companies and is being amortized over lives ranging from twenty to forty years.

   INTEREST RATE CAPS AND SWAPS are used to limit the impact of changing interest rates on the Company's debt, which is all floating rate (see Note 5). The net interest effect of the swap transaction is reported as an adjustment to interest expense as incurred. Interest rate caps may occasionally be used to protect a portion of the remaining debt against significant increases in interest rates. Premiums paid for the interest rate caps are amortized to interest expense over the terms of the caps.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES

the foreign currency translation adjustment, both items of which have historically been reported only as a component of shareholders' equity.

   STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") was adopted by the Company in 1998. This statement establishes standards for the way that public companies report information about operating segments in annual financial statements and requires that companies report selected information about operating segments in interim financial reports. The financial information to be reported includes segment profit or loss, certain revenue and expense items, and segment assets and reconciliations to corresponding amounts in the general purpose financial statements. It also establishes requirements for related disclosures about products and services, geographic areas, and major customers (see Note 18).

   STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued by the Financial Accounting Standards Board in June, 1998. This standard was originally required to be adopted in years beginning after June 15, 1999. Recently the Financial Accounting Standards Board delayed the required adoption date effectively to January 1, 2001. The Company has not determined when it will adopt this standard. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will be either offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company's use of derivatives is limited to fixing the cost of borrowings on a portion of the outstanding debt. The Company has not yet determined what the effect of Statement 133 will be on the earnings and financial position of the Company, but it is not expected to be material.

   RECLASSIFICATIONS have been made in the 1998 and 1997 Consolidated Financial Statements to conform to the 1999 presentation.


2.  INVESTMENTS

   Amortized cost and estimated fair values of investments in available for sale securities at December 31, 1999 and 1998 are as follows:

                                  Gross      Gross
                    Amortized   Unrealized Unrealized     Fair
1999 (In 000s)         Cost       Gains      Losses      Value
-----------------------------------------------------------------
AVAILABLE FOR SALE:
Fixed maturity securities

 US government
  obligations           $4,196       $52        $70        $4,178
 Foreign
  Corporate and         33,693       176      1,536        32,333
  Other
 Corporate
  securities           595,646     6,583     30,484       571,745
 Mortgage-backed
  securities           257,365     2,496      8,821       251,040
-----------------------------------------------------------------
 Total                 890,900     9,307     40,911       859,296
Equity securities       61,732    22,499      2,941        81,290
-----------------------------------------------------------------
Total                 $952,632   $31,806    $43,852      $940,586
-----------------------------------------------------------------


                                  Gross      Gross
                    Amortized   Unrealized Unrealized     Fair
1998 (In 000s)         Cost       Gains      Losses      Value
-----------------------------------------------------------------
AVAILABLE FOR SALE:

Fixed maturity securities

 US government
  obligations           $4,561      $340        ---        $4,901
 Foreign
  Corporate and         38,851     1,433      1,820        38,464
  Other
 Corporate
  securities           609,619    35,873      6,399       639,093
 Mortgage-backed
  securities           243,913     9,301        494       252,720
-----------------------------------------------------------------
 Total                 896,944    46,947      8,713       935,178
Equity securities       54,354    13,481      4,177        63,658
-----------------------------------------------------------------
Total                 $951,298   $60,428    $12,890      $998,836
-----------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES

   Realized gains (losses) and the change in unrealized gains (losses) on the Company's fixed maturities and equity securities are summarized as follows:

                                                   Total Gains
                              Fixed      Equity    (Losses) on
 (In 000s)                 Maturities   Securities Investments
---------------------------------------------------------------
1999

Realized investment
  gains (losses)            $(12,515)        $447    $(12,068)
Change in unrealized
  investment gains
  (losses)                   (69,838)      10,253     (59,585)
---------------------------------------------------------------
Combined                    $(82,353)     $10,700    $(71,653)
---------------------------------------------------------------
1998

Realized investment
  gains (losses)                $131       $1,947      $2,078
Change in unrealized
  investment gains
  (losses)                   (10,629)      (8,026)    (18,655)
---------------------------------------------------------------
Combined                    $(10,498)     $(6,079)   $(16,577)
---------------------------------------------------------------
1997

Realized investment
  gains (losses)            $   (150)    $  8,755    $  8,605
Change in unrealized
  investment gains
  (losses)                     33,975       4,416      38,391
---------------------------------------------------------------
Combined                    $ 33,825     $ 13,171    $ 46,996
---------------------------------------------------------------

   The schedule below details consolidated investment income and related investment expenses for the years ended December 31.

(In 000s)                     1999        1998         1997
---------------------------------------------------------------
Interest on
   Bonds                      $68,185     $84,971     $123,932
   Mortgage loans              18,482      19,804       21,191
   Policy loans                 4,768       4,601        4,981
   Short-term investments         522         933          708
Dividends on
   Preferred stocks             3,024       3,490        4,543
   Common stocks                  782         512          574
Investment property             1,277         771        4,121
   rentals
Net gain on investment
   real estate held for
   development                  1,491       3,123        3,838
Other investment income         4,578       5,096        5,227
---------------------------------------------------------------
Total investment income       103,109     123,301      169,115
Investment expenses             4,665       5,514       12,274
---------------------------------------------------------------
Net investment income         $98,444    $117,787     $156,841
---------------------------------------------------------------

   Proceeds from sales of fixed maturities and the related gross realized gains and losses for the three years ended December 31, are shown below. The amounts shown below do not include those related to unscheduled redemptions or prepayments, nor do they reflect any impairments taken during the years presented.

 (In 000s)                    1999        1998         1997
---------------------------------------------------------------
 Proceeds from sales          $91,161     $52,548      $83,978
 Gross realized gains             468         947          315
 Gross realized losses         (9,408)     (2,051)      (1,489)

The following investment assets were non-income producing for the twelve months ended December 31, 1999:

                                               Balance Sheet
(In 000s)                                          Amount
---------------------------------------------------------------
Investment real estate                           $  4,745
Other long-term investments                        19,248
Mortgage loans                                      1,983
---------------------------------------------------------------
Total                                             $25,976
---------------------------------------------------------------

   For the year ended December 31, 1999, the Company incurred realized losses of $5,517,000 due to impairment of assets included in the year-end investment portfolio. Cumulative provisions for impairments on the total investment portfolio by asset category at December 31, 1999, are as follows:

                                         Cumulative Provision
(In 000s)                                   for Impairments
---------------------------------------------------------------
Mortgage loans                                  $1,150
Investment real estate                          10,081
Other long-term investments                      1,415
Fixed Maturities                                 3,963
---------------------------------------------------------------
Total                                          $16,609
---------------------------------------------------------------

   The amortized cost and estimated fair value of fixed maturities at December 31, 1999, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                        Amortized      Fair
(In 000s)                                 Cost         Value
---------------------------------------------------------------
Due in one year or less                 $  27,836    $  28,395
Due after one year through five years      96,392       97,497
Due after five years through ten years    210,309      202,737
Due after ten years                       298,998      279,627
---------------------------------------------------------------
                                          633,535      608,256
Mortgage-backed securities primarily
maturing in five to twenty-five years     257,365      251,040
---------------------------------------------------------------
Total                                    $890,900     $859,296
---------------------------------------------------------------

3.  REINSURANCE AGREEMENTS

   The Company uses reinsurance as a risk management tool in the normal course of business and in isolated, strategic

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES

assumption transactions to effectively buy or sell blocks of in force business. The reinsurance contracts do not relieve the Company from its contract with its policyholders, and it remains liable should any reinsurer be unable to meet its obligations. At December 31, 1999, $3.2 billion (17%) of the Company's total $18.7 billion gross insurance in force was ceded to other companies. In the accompanying financial statements, insurance premiums and policy charges, policy-holder benefits and deferred acquisition costs are reported net of reinsurance ceded with policy liabilities being reported gross of reinsurance ceded.

   Amounts paid or deemed to be paid for reinsurance contracts are recorded as reinsurance receivables. The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

   In 1991 Liberty Life entered into an agreement with Life Reassurance Corporation (Life Re) to coinsure the Company's General Agency Division's universal life policies in force. The initial agreement provided for 80% coinsurance on policies in force at December 31, 1991, and 50% coinsurance on policies issued subsequent to such date. Effective July 1, 1995, the amount coinsured on policies written after December 31, 1991 was increased to 80%. Under the terms of the agreement, assets supporting the business ceded are required to be held in escrow. At December 31, 1999, Liberty Life's interest in the assets held in escrow consisted of investments with an amortized cost of $71.9 million and a fair value of $68.1 million. Comparable book and fair value at December 31, 1998 was $66.2 million and $69.5 million, respectively. These investments had an average rating of A1/A+. The total face value of insurance ceded to Life Re at December 31, 1999, was $2.1 billion and the Company has recorded a receivable related to this transaction from Life Re of $239.5 million as of December 31, 1999. Currently, Life Re has an A.M. Best rating of A+. During 1999 and 1998, Liberty Life had ceded premiums and policy charges of $14.8 million and $16.3 million, respectively, under the agreement.

   Effective September 30, 1991, Liberty Life entered into an agreement to coinsure 50% of its then existing Agency line of business. Under generally accepted accounting principles this agreement has been treated as financial reinsurance, and no reserve reduction had been taken for the business ceded. The reinsurance contract contains an escrow agreement that requires assets equal to the reserves reinsured, as determined under statutory accounting principles, be held in escrow for the benefit of this block of business. At December 31, 1999, the amortized cost and fair value of the invested assets held in escrow was $240.2 million and $235.8 million, respectively.

   The insurance subsidiaries also reinsure with other insurance companies portions of the life insurance they write in order to limit exposure on large or substandard risks. Due to this broad allocation of reinsurance with several insurance companies, there exists no significant concentration of credit risk. The maximum amount of life insurance that Liberty Life will retain on any life is $300,000, plus an additional $50,000 in the event of accidental death. This maximum is reduced for higher ages and for special classes of risks. Insurance in excess of the retention limits is either automatically ceded under reinsurance agreements or is reinsured on an individually agreed upon basis with other insurance companies.

   The effect of reinsurance on premiums and policy charges and benefits was as follows for the years ending December 31:

(In 000s)                      1999         1998         1997
------------------------------------------------------------------
Direct premiums and
   policy charges             $290,216     $317,027     $384,010
Reinsurance assumed                412          238          873
Reinsurance ceded              (38,227)     (32,334)     (34,191)
------------------------------------------------------------------
Net premiums and policy
   charges                    $252,401     $284,931     $350,692
------------------------------------------------------------------
Gross benefits                $160,317     $180,611     $257,685
Reinsurance recoveries         (28,576)     (25,950)     (29,758)
------------------------------------------------------------------
Net benefits                  $131,741     $154,661     $227,927
------------------------------------------------------------------

4. DEFERRED ACQUISITION COSTS, COST OF BUSINESS ACQUIRED AND FUTURE POLICY BENEFITS

   A summary of the changes in deferred acquisition costs is as follows:

(In 000s)                      1999        1998       1997
--------------------------------------------------------------
Beginning balance             $245,100   $271,951    $258,518
Deferred during the year        46,560     52,337      55,312
Amortized during the year      (38,144)   (46,363)    (37,069)
Adjustment related to
   unrealized investment
   (gains) losses               16,600      2,357      (4,508)
Insurance in force ceded/
   sold                            ---    (35,248)        ---
Foreign currency
   translation                     ---         66        (302)
--------------------------------------------------------------
Ending balance                $270,116   $245,100    $271,951
--------------------------------------------------------------

   The insurance in force ceded/sold is in connection with the sale of Pierce National Life Insurance Company in 1998. Also in 1998, the Company recognized an additional $6.4 million of amortization for the unlocking of the interest spread assumptions on interest-sensitive products.

   A summary of the changes in costs of business acquired through acquisitions is as follows:

(In 000s)                      1999        1998         1997
----------------------------------------------------------------
Beginning balance              $39,266     $65,890      $74,428
Interest accrued                 2,771       3,366        5,070
Related to insurance in
   force ceded/ sold               ---     (21,975)         ---
Foreign currency
   adjustment                      ---           6          (43)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES

Amortized during the year       (7,734)     (8,021)     (13,565)
----------------------------------------------------------------
Ending balance                 $34,303     $39,266      $65,890
----------------------------------------------------------------

   The Company accounts for these costs in a manner consistent with deferred acquisition costs. The Company's interest rate used to amortize these costs is 7.87% for a majority of the asset. Periodically, the Company performs tests to determine that the cost of business acquired remains recoverable from future premiums from the business acquired. There were no charges for this in 1999, 1998, or 1997.

   Under current assumptions, amortization of cost of business acquired, prior to consideration of accrued interest implicit in the calculation of the amortization, for the next five years is expected to be as follows:

(In 000s)                                      Amortization
--------------------------------------------------------------
2000                                              $5,940
2001                                               5,188
2002                                               4,606
2003                                               4,336
2004                                               4,046

   The liabilities for traditional life insurance and accident and health insurance policy benefits and expenses are computed using a net level premium method, including assumptions based on the Company's experience, modified as necessary to reflect anticipated trends and to include provisions for possible unfavorable deviations. Reserve interest assumptions are graded and range from 3.5% to 9.5%. Such liabilities are, for some plans, graded to equal statutory values or cash values at or prior to maturity. The weighted average assumed investment yield for all traditional life and accident and health policy reserves was 5.8% and 5.9% for 1999 and 1998, respectively, for Liberty Life Insurance Company, and 6.7% for 1997 which includes Pierce National Life Insurance Company in addition to Liberty Life Insurance Company. Benefit reserves for traditional life insurance policies include certain deferred profits on limited-payment policies that are being recognized in income over the policy term. Policy benefit claims are charged to expense in the period that the claims are incurred.

   Benefit reserves for universal life insurance and investment products are computed under a retrospective deposit method and represent policy account balances before applicable surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances. Interest crediting rates for universal life and investment products range from 4.75% to 6.25% in 1999, 4.0% to 6.25% in 1998, and 4.0% to 6.45% in 1997.

   Participating business accounts for approximately 1% of the Company's life insurance in force and premium income. The dividend to be paid is determined annually by the Board of Directors.

5.  DEBT

   The debt obligations at December 31 are as follows:

                            Interest
(In 000s)                     Rate        1999       1998
-------------------------------------------------------------
Borrowings under
  revolving credit
  agreement                   6.4%       $234,000   $283,000

Other                          ---          1,300      2,000
-------------------------------------------------------------
Total                                    $235,300   $285,000
-------------------------------------------------------------

   Maturities of the debt obligations at December 31, 1998, are as follows:

Maturities (In 000s)                              Amount
--------------------------------------------------------------
2000                                               $  650
2001                                                  650
2002                                                  ---
2003                                              234,000
2004                                                  ---
Thereafter                                            ---
--------------------------------------------------------------
Total                                            $235,300
--------------------------------------------------------------

   In May 1998, the Company refinanced its credit facility into a $300 million revolving credit facility maturing in April, 2003. The Company may request up to an additional $150 million under the new facility subject to approval by the bank group.

   The Company's borrowings against the revolving credit facility were $234,000,000 at December 31, 1999. During 1999, the maximum amount outstanding on the revolving facility amounted to approximately $284,000,000 with an average balance outstanding of approximately $265,000,000 and an average weighted interest rate of 5.7%.

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

   The credit agreement contains various restrictive and financial covenants typical of a credit facility of this size and nature. These restrictions primarily pertain to limitations on the quality and types of investments and defined ratios of consolidated debt to consolidated total capital and fixed charges coverage. As of December 31, 1999, the Company was in compliance with all covenants under its debt agreement.

   The Company has entered into interest rate swap agreements as a means of managing interest rate exposure on its floating rate

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES

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

                                   Average       Notional
                                   Fixed          Amount
  Expiration Date                  Rate Paid    (in 000's)
                                   by Company
  ----------------------------------------------------------
  September, 2003 cancelable in       4.91%      $100,000
    September, 2001

   The swap cancellation options may only be exercised by the counterparties.

   Interest paid, net of amounts capitalized, amounted to approximately $16,076,000, $12,654,000, and $13,576,000 in 1999, 1998, and 1997, respectively.
Interest capitalized amounted to $239,000, $583,000, and $1,071,000 in 1999, 1998, and 1997, respectively.

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

7.  REDEEMABLE PREFERRED STOCK

   On February 24, 1994, the Company issued 598,656 shares of Series 1994-B Voting Cumulative Preferred Stock having a total redemption value of $22,449,000, or $37.50 per share, in connection with the acquisition of American Funeral Assurance Company. Additionally, on April 1, 1994, the Company issued 668,207 shares of Series 1994-A Voting Cumulative Preferred Stock having a total redemption value of $23,387,000, or $35.00 per share, in connection with the acquisition of State National Capital Corporation. The shares had preference in liquidation, and each share was entitled to one vote on any matters submitted to a vote of the shareholders of the Company. In accordance with the financial reporting requirements of the Securities and Exchange Commission, the preferred stock was classified outside of permanent equity as Redeemable Preferred Stock.

   On May 25, 1999 ("the redemption date") the Company completed the redemption of all of the outstanding shares of its 1994-A Series voting cumulative preferred stock, and its 1994-B Series voting cumulative preferred stock. Shares were called for redemption at $35.00 per share and $37.50 per share for the 1994-A and 1994-B preferred stock, respectively, plus accrued interest from April 1, 1999 through the redemption date. Prior to the redemption date, all shares of the 1994-A Series were converted into common stock, and all but 8,170 shares of the 1994-B Series were converted into common stock.

8.  COMMITMENTS AND CONTINGENCIES

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

   The Company has lease agreements, primarily for branch offices, data processing and telephone equipment, which expire on various dates through 2009, none of which are material capital leases. Most of these agreements have optional renewal provisions covering additional periods of one to ten years. All leases were made in the ordinary course of business and contain no significant restrictions or obligations. Annual rental expense amounted to approximately $8,940,000, $7,306,000, and $6,873,000 in 1999, 1998, and 1997, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES

   Future commitments under operating leases are shown below:

                               Data
                            Processing
                 Branch        and
  (in 000's)     Offices    Telephone       Other       Total
                            Equipment
----------------------------------------------------------------
Year
2000               $1,146        $4,412         $868     $6,426
2001                  879         1,696          624      3,199
2002                  678           122          591      1,391
2003                  450           ---          419        869
2004                  245           ---          ---        245
Thereafter            582           ---          ---        582
----------------------------------------------------------------
Total              $3,980        $6,230       $2,502    $12,712
----------------------------------------------------------------

    At December 31, 1999, the Company had commitments for additional investments and other items totaling $31,076,000.

    On November 3, 1999 the Company announced that it had reached a definite agreement to acquire KCBD-TV, the NBC affiliate in Lubbock, Texas in a cash transaction for $59.8 million. The Company completed this transaction in February, 2000.

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

   The Company has adopted a Shareholder Rights Plan and declared a dividend of one preferred stock purchase right for each outstanding share of common stock. Upon becoming exercisable, each right entitles the holder to purchase for a price of $150.00 one one-hundredth of a share of Series A Participating Cumulative Preferred Stock. All of the rights may be redeemed by the Company at a price of $.01 per right until ten business days (or such later date as the Board of Directors determines) after the public announcement that a person or group has acquired beneficial ownership of 20 percent or more of the outstanding common shares ("Acquiring Person"). Upon existence of an Acquiring Person, the Company may redeem the rights only with the concurrence of a majority of the directors not affiliated with the Acquiring Person. The rights, which do not have voting power and are not entitled to dividends, expire on August 7, 2000. The rights are not exercisable until ten business days after the public announcement that a person has become an Acquiring Person or after the commencement of a tender offer or exchange offer if, upon consummation, such person or group would become an Acquiring Person. If, after the rights become exercisable, the Company becomes involved in a merger or certain other major corporate transactions, each right will entitle its holder, other than the Acquiring Person, to receive common shares with a deemed market value of twice such exercise price. There are 10,000,000 shares of preferred stock, no par value per share authorized for issuance. At December 31, 1999, there were 429,485 shares of preferred stock outstanding (see Note 7 for discussion of Redeemable Preferred Stock), and 140,000 shares of preferred stock were reserved for issuance in connection with the Shareholder Rights Plan.

   Shareholders' equity of Liberty Life, as determined under generally accepted accounting principles, was $472,143,000 and $503,328,000 at December 31, 1999 and 1998, respectively. The comparable amounts as determined under statutory accounting practices were $140,152,000 and $146,273,000 at December 31, 1999 and 1998, respectively. The amount that retained earnings exceeds statutory unassigned surplus ($334,638,000) is restricted and, therefore, not available for dividends. Without regulatory approval, dividends are generally limited to prior year statutory gain from operations.

    The components of unrealized appreciation on fixed maturity securities available for sale and equity securities in the balance sheet caption accumulated other comprehensive income (see Note 19) as of December 31 are as follows:

(In 000s)                              1999          1998
---------------------------------------------------------------
Carrying value of securities           $940,586       $998,836
Amortized cost of securities            952,632        951,298
---------------------------------------------------------------
Net unrealized appreciation            (12,046)         47,538
Adjustment to deferred
  acquisition costs                      10,213        (6,387)
Deferred income taxes                       642       (14,402)
---------------------------------------------------------------
  Total                                $(1,191)        $26,749
---------------------------------------------------------------

   In March 1998, the Company completed a stock tender offer under which the Company repurchased 2,400,000 shares of its common stock at $52.00 per share. In addition, the company repurchased in the open market 138,000 shares during 1998.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES

10. STOCK OWNERSHIP AND STOCK OPTION PLANS

   The Company has a Performance Incentive Compensation Program (the "Program") which provides that the Compensation Committee of the Board of Directors may grant: (a) incentive stock options within the meaning of Section 422 of the Internal Revenue Code; (b) non-qualified stock options; (c) performance units;
(d) awards of restricted shares of the Company's common stock; (e) awards of unrestricted shares of the Company's common stock; (f) phantom stock units; (g) or any combination of the foregoing to outside directors, officers and key employees. Only common stock, not to exceed 4,300,000 shares, may be delivered under the Program; and shares so delivered will be made available from the authorized but unissued shares or from shares reacquired by the Company, including shares purchased in the open market. The aggregate number of shares that may be acquired by any participant in the Program is limited to a maximum of 400,000 stock options during a single calendar year and a maximum of 100,000 shares of other stock-based awards during a single calendar year. As of December 31, 1999, 89 outside directors, officers and employees were participants in the Program.

   Restricted shares awarded to participants under the Program generally vest either in equal annual installments or as a lump sum, generally over a five-year period commencing on the date the shares are awarded. Vesting of restricted shares may be contingent on the achievement of certain performance goals as established by the Compensation Committee at the time of the grant. Non-vested shares may not be assigned, transferred, pledged or otherwise encumbered or disposed of. During the applicable restriction period, the Company retains possession of the certificates for the restricted shares with executed stock powers attached. Participants are entitled to dividends and voting rights with respect to the restricted shares.

   Stock options under the Program are issued at no less than 100% of the market price on the date of grant, are vested over such period of time, which may not be less than one year, as may be established by the Compensation Committee, and expire no more than ten years after the grant. Of the non-qualified options outstanding, 358,842 were exercisable at December 31, 1999; 355,783 were exercisable at December 31, 1998; and 349,609 were exercisable at December 31, 1997. The options expire on various dates beginning May 15, 2001, and ending November 4, 2009. There were no incentive stock options outstanding at December 31, 1999, December 31, 1998 or December 31, 1997. Incentive stock options totaling 25,500 were outstanding and exercisable at December 31, 1996.

   In accordance with the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans other than for awards of restricted shares. Expense is recognized over the vesting period of the restricted shares, and totaled $1,816,000, $2,297,000, and $2,330,000, for the years ended December 31, 1999, 1998, and 1997, respectively. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized. Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The weighted average grant-date estimated fair value of granted during 1999, 1998, and 1997 using a Black-Scholes option pricing model, and the weighted average assumptions used to determine the estimated fair value are as follows:

                                       1999      1998     1997
 ----------------------------------------------------------------
 Estimated fair value                 $13.00    $10.92    $10.65
 Underlying assumptions used to
    determine estimated fair value:
     Risk free interest rate            5.5%      5.1%      6.3%
     Dividend yield                     1.8%      2.0%      2.0%
     Expected stock price volatility    0.18      0.17      0.16
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES

    For purposes of pro forma disclosures the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information is as follows:

 In $000s, except per share          1999       1998      1997
 amounts
 -----------------------------------------------------------------
 Net Income:
    As Reported                     $44,569    $17,761    $74,951
    Pro forma                        43,618     17,063     75,554

 Basic Earnings per Share:
    As Reported                       $2.29      $0.80     $3.50
    Pro forma                          2.24       0.76      3.48

 Diluted Earnings per Share:
    As Reported                       $2.24      $0.80     $3.34
    Pro forma                          2.19       0.76      3.32

   Because SFAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect was not fully reflected until 1999

   The following schedule summarizes activity in the Program during the three years ending December 31, 1999.

                                   Restricted Shares           Incentive Stock Options       Non-Qualified Stock Options
---------------------------------------------------------------------------------------------------------------------------
                               Number of     Market Price     Number of         Average        Number of        Average
                                 Shares      at Date Given     Options      Exercise Price     Options      Exercise Price
---------------------------------------------------------------------------------------------------------------------------
Outstanding at 12/31/96          291,255                        25,500           18.50         596,245          $26.52
Awarded                          209,340         40.63                                         340,600           40.63
Vested                           (66,399)        28.18
Exercised                                                      (25,500)          18.50         (78,900)          25.03
Forfeited                        (90,223)        27.39                                         (15,135)          30.24
---------------------------------------------------------------------------------------------------------------------------
Outstanding at 12/31/97          343,973                            --              --         842,810          $32.29
Awarded                           60,825         51.00                                         247,940           45.65
Vested                           (37,180)        31.09
Exercised                                                                                     (105,061)          23.76
Forfeited                        (73,291)        39.59                                         (55,399)          36.24
---------------------------------------------------------------------------------------------------------------------------
Outstanding at 12/31/98          294,327                            --              --         930,290          $36.58
AWARDED                           86,305         51.88                                          86,890           49.79
VESTED                           (41,242)        29.57
EXERCISED                                                                                     (148,222)          26.50
FORFEITED                       (173,136)        43.54                                         (28,600)          40.26
---------------------------------------------------------------------------------------------------------------------------
OUTSTANDING AT 12/31/99          166,254                                                       840,358           39.60
---------------------------------------------------------------------------------------------------------------------------

The following table summarizes information concerning currently outstanding and exercisable stock options:

                                     WEIGHTED AVERAGE
     RANGE OF            NUMBER          REMAINING       WEIGHTED AVERAGE                        WEIGHTED AVERAGE
  EXERCISE PRICES      OUTSTANDING   CONTRACTUAL LIFE     EXERCISE PRICE    NUMBER EXERCISABLE    EXERCISE PRICE
-------------------------------------------------------------------------------------------------------------------

   $16.25-$26.00          111,300           3.6 years         $25.03               109,300            $25.02
   $26.01-$51.88          729,058           7.8 years          41.82               249,542             38.41
-------------------------------------------------------------------------------------------------------------------
Total or weighted
average                   840,358           7.2 years         $39.60               358,842            $34.33
-------------------------------------------------------------------------------------------------------------------

At December 31, 1999, there were 1,082,225 shares of the Company's stock reserved for future grants under the Program.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES

11. EARNINGS PER SHARE

   The Company has adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). SFAS 128 replaces Accounting Principles
Board Opinion No. 15, "Earnings Per Share" ("APB 15") and requires disclosure of basic earnings per share and diluted earnings per share. Basic earnings per share excludes all potentially dilutive securities from the calculation and is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The diluted earnings per share computation is computed similarly to the fully diluted earnings per share calculation under APB 15. The following tables reconcile the numerators and denominators for the basic and diluted earnings per share calculations for the years ended December 31, 1999, 1998 and 1997:

                                 For the year ended 1999
                            ----------------------------------
($000s except per share                     Shares        Per
amounts)                       Income       (Denom-      Share
                             (Numerator)    inator)     Amount
                             ----------------------------------
Net income                     $44,569
Less: Preferred stock
 dividends                      (1,195)
                             -----------
BASIC EPS
Income available to common
 shareholders                   43,374        18,960   $2.29
                                                      =========
Effect of Dilutive
 Securities:
Stock options                      ---           150
Restricted stock                   ---            32
Redeemable preferred stock         269           210
Convertible preferred stock        926           544
                             ------------------------
DILUTED EPS
Income available to common
 shareholders plus assumed
 conversions                   $44,569        19,896   $2.24
                             ==================================



                                  For the year ended 1998
                             ----------------------------------
($000s except per share                      Shares      Per
amounts)                       Income        (Denom-    Share
                             (Numerator)     inator)   Amount
                             ----------------------------------
Net income                     $17,761
Less: Preferred stock
 dividends                      (2,601)
                             -----------
BASIC EPS
Income available to common
 shareholders                   15,160        18,806   $0.80
                                                      =========
Effect of Dilutive
 Securities:
Stock options                      ---           149
Restricted stock                   ---            33
Redeemable preferred stock         ---           ---
Convertible preferred stock        ---           ---
                             ------------------------
DILUTED EPS
Income available to common
 shareholders plus assumed
 conversions                   $15,160        18,988   $0.80
                             ==================================


                                  For the year ended 1997
                             ----------------------------------
($000s except per share                    Shares       Per
  amounts)                     Income      (Denom-      Share
                             (Numerator)   inator)     Amount
                             ----------------------------------
Net income                     $74,951
Less:  Preferred stock
  dividends                     (3,583)
                             ----------------------------------
BASIC EPS
Income available to common
  shareholders                  71,368     20,406      $3.50
                                                      =========
Effect of Dilutive
  Securities:
Stock Options                      ---        220
Redeemable preferred stock       2,535      1,208
Convertible preferred stock      1,048        600
                             ------------------------
DILUTED EPS
Income available to common
  shareholders plus
  assumed conversions          $74,951     22,434      $3.34
                             ==================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES

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

   Net periodic postretirement benefit cost was $1,358,000, $1,422,000, and $1,378,000 for the years ended December 31, 1999, 1998, and 1997, respectively, and included the following components:

--------------------------------------------------------------
(In $000s)          1999            1998            1997
--------------------------------------------------------------
               Medical  Life   Medical   Life  Medical  Life
--------------------------------------------------------------
Service cost     $156    $--     $143     $--   $  143  $  --
Interest cost     954    248      981     298      936    299
--------------------------------------------------------------
Net periodic
 postretirement
 benefit cost  $1,110   $248   $1,124    $298   $1,079   $299
--------------------------------------------------------------

    The following schedule reconciles the accumulated postretirement benefit obligation included in the balance sheets as of December 31, 1999, 1998, and 1997 (in 000's):

                               1999       1998       1997
-------------------------------------------------------------
Medical and Life Benefits
Benefit obligation at
  beginning of year            $18,376    $18,379    $18,543
Service cost                       156        143        143
Interest cost                    1,202      1,279      1,235
Plan participants'
  contributions                    749        644        557
Benefits paid                   (2,475)    (1,954)    (1,993)
Plan expenses                     (118)      (115)      (106)
-------------------------------------------------------------
Benefit obligation at end
  of year                      $17,890    $18,376    $18,379
-------------------------------------------------------------

   The following schedule reconciles the status of the Company's plans with the unfunded postretirement benefit obligation included in its balance sheets at December 31:
                              1999              1998
------------------------------------------------------------
(In $000s)               Medical   Life    Medical    Life
------------------------------------------------------------
Retirees                 $13,421  $3,621   $13,573    $3,673
Fully eligible active
   plan participants         792     ---       518       ---
Other active plan
   participants              714     ---       279       ---
------------------------------------------------------------
Accumulated
   postretirement
   benefit obligation     14,927   3,621    14,370     3,673
Unrecognized net gain
   (loss)                   (946)    288        20       313
------------------------------------------------------------
Accrued
   postretirement        $13,981  $3,909   $14,390    $3,986
   benefit obligation
------------------------------------------------------------

   The weighted-average discount rate is 7.5% and 7.0% for 1999 and 1998, respectively. At December 31, 1999, a 7% annual rate of increase in the per capita cost of covered medical benefits is assumed for 2000. The rate is to decrease by 1% per year to 5.5% in 2002 and remain at that level thereafter. At December 31, 1998, the weighted-average annual assumed rate of increase in the per capita cost of covered medical benefits was 8% for 1999, and was assumed to decrease to 7% in 2000, then decrease 1% per year to 5.5% in 2002 and thereafter.

    Assumed health care cost trends rates have a significant effect on the amounts reported for the medical plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects (in 000's):

                                          1%           1%
                                       Increase     Decrease
---------------------------------------------------------------
Effect on total of service and
interest rate components                   $98         $(70)
Effect on post retirement benefit
obligation                               1,174         (814)

   The Company has a retirement and savings plan for substantially all of its employees. The plan has features of both a profit sharing plan and a voluntary Thrift Plan qualified under Section 401(k) of the Internal Revenue Code. The profit sharing component of the Plan allows for contributions to be made to the Plan at the discretion of the Board of Directors. Contributions for this component of the Plan were $4,581,000, $5,187,000, and $4,853,000 in 1999, 1998, and 1997, respectively. The 401(k) component of the Plan allows employees to contribute to the Plan and the Company will make a matching contribution of up to 3% of the employees' compensation. The Company's matching contribution percentage may be changed at the discretion of each participating subsidiary's Board of Directors. The Company's contributions for this component of the Plan were $2,602,000, $2,509,000, and $2,379,000 in 1999, 1998, and 1997,
respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES

13. PROVISION FOR INCOME TAXES

   The provision for income taxes consists of the following:

(In 000s)                  1999         1998         1997
--------------------------------------------------------------
Current:
   Federal                $24,316      $34,372      $34,595
   State and local          3,149        1,280          418
--------------------------------------------------------------
Total current              27,465       35,652       35,013
Deferred:
   Federal                 (3,819)      (3,981)       1,923
   State and local         (1,392)        (331)        (310)
--------------------------------------------------------------
Total deferred             (5,211)      (4,312)       1,613
--------------------------------------------------------------
Total tax provision       $22,254      $31,340      $36,626
--------------------------------------------------------------

    Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

    Significant components of the Company's deferred tax liabilities and assets as of December 31, 1999 and 1998 are as follows:

 (In 000s)                              1999         1998
-------------------------------------------------------------
Insurance operations deferred tax
liabilities:
   Deferred acquisition costs           $68,722     $66,682
   Policy liabilities                     7,472       6,912
   Market discount on investments         8,127       9,891
   Tax over book partnership losses       1,312       1,325
Unrealized investment (losses)
      gains recognized in equity           (642)     14,402
Deferred and uncollected premiums           970       1,631
Software development costs                3,969       3,604
Non-insurance companies deferred
tax liabilities:
  Book over tax basis in acquired
   television station                    19,466      12,665
  Book over tax basis in investment
   property transferred to                2,002       3,629
   partnership
  Tax over book depreciation              4,593       4,071
  Tax over book amortization              2,636       3,057
  Other                                     259       2,302
-------------------------------------------------------------
Total deferred tax liabilities          118,886     130,171
-------------------------------------------------------------
Insurance operations deferred tax assets:
   Employee benefit accruals              5,752       6,000
Non-insurance companies deferred
tax assets:
   Net operating loss carryover           2,695         358
   Book over tax partnership losses       3,135       1,163
-------------------------------------------------------------
Total deferred tax assets                11,582       7,521
-------------------------------------------------------------

Net deferred tax liability             $107,304    $122,650
-------------------------------------------------------------

   At December 31, 1999 and 1998, the Company had unrealized (losses)/gains from securities classified as available for sale and equity securities of $(12,046,000) and $47,538,000, respectively, for which a deferred tax (asset) liability has been established.

    The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax expense is:

(In 000s)                      1999        1998       1997
--------------------------------------------------------------
Federal income tax rate             35%        35%        35%
Rate applied to pre-tax
   income                      $23,388    $17,185     $39,052
Tax exempt interest and
   dividends                      (587)      (562)     (1,036)
Sale of subsidiary                 ---      9,942         ---
State and local income
   taxes                         1,185        790         248
Other                           (1,732)     3,985      (1,638)
--------------------------------------------------------------
Provision for income taxes     $22,254    $31,340     $36,626
--------------------------------------------------------------

   As of December 31, 1999 the Company has operating loss carryforwards of approximately $9,300,000. These were acquired by the Company through the purchase of WWAY-TV in December, 1998. They will be utilized against future non-life insurance earnings, but are limited to $1,600,000 per year. Income taxes paid were approximately $18,376,000, $29,709,000, and $35,644,000 in 1999,
1998, and 1997, respectively.

   Under prior tax law, a portion of the life insurance subsidiaries' earnings was not taxed when earned. Such accumulated income ("policyholders' surplus") amounts to approximately $53,147,000 at December 31, 1983 and, under the Tax Reform Act of 1984, was frozen at that amount. That amount is not taxable unless it is distributed to the Company, unless it exceeds certain limitations under the Internal Revenue Code, or unless the income tax deferral status of the account is modified by future tax legislation. The Company does not intend to take actions nor does it expect any events to occur that would cause tax to be payable on policyholders' surplus; therefore, no income tax provision on that amount has been made in the accompanying financial statements. However, if such taxes were assessed, the amount of the taxes payable would be approximately $18,601,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES

14. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

   Quarterly results of operations for each of the years ended December 31, 1999 and 1998, are as follows:

                                                                      Quarter Ended
----------------------------------------------------------------------------------------------------------------
1999 (In 000s except per share amounts)       March 31          June 30          Sept. 30          Dec. 31
----------------------------------------------------------------------------------------------------------------
Revenues                                       $124,399          $141,752          $153,224         $136,665
----------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                $3,462           $20,395           $26,798          $16,168
----------------------------------------------------------------------------------------------------------------
Net income (loss)                                $2,520           $13,067           $17,209          $11,773
----------------------------------------------------------------------------------------------------------------
Basic Earnings (loss) per common share            $0.11             $0.68             $0.88            $0.60
----------------------------------------------------------------------------------------------------------------
Diluted Earnings (loss) per common share          $0.11             $0.66             $0.86            $0.59
----------------------------------------------------------------------------------------------------------------

                                                                     Quarter Ended
----------------------------------------------------------------------------------------------------------------
1998 (In 000s except per share amounts)       March 31          June 30          Sept. 30          Dec. 31
----------------------------------------------------------------------------------------------------------------
Revenues                                       $168,522          $138,639          $135,966         $141,137
----------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes               $11,353           $25,344           $16,939          $(4,535)
----------------------------------------------------------------------------------------------------------------
Net income (loss)                               $(2,423)          $16,268           $10,907          $(6,991)
----------------------------------------------------------------------------------------------------------------
Basic Earnings (loss) per common share           $(0.15)            $0.85             $0.56           $(0.42)
----------------------------------------------------------------------------------------------------------------
Diluted Earnings (loss) per common share         $(0.15)            $0.82             $0.55           $(0.42)
----------------------------------------------------------------------------------------------------------------

   In the third quarter of 1999, Liberty settled an outstanding lawsuit that it had brought against a software developer and implemented certain portions of Liberty Life's "Agency 2000" (formerly known as "Agency of the Future") cost reduction initiatives. The net impact of the litigation settlement and the one-time Agency costs on income was an after-tax gain of $4.5 million.

    In 1998, there was an after-tax loss of $18.9 million on the sale of Pierce National Life Insurance Company booked in the first quarter. Included in this after-tax amount was a pre-tax loss of $13.8 million and a tax provision of $5.1 million. Liberty's tax basis in Pierce National was less than the net consideration received resulting in a taxable gain on the transaction and an additional tax liability to the company. The sale of Pierce has also resulted in lower revenues for the second, third, and fourth quarters.

   Liberty undertook an analysis beginning in the third quarter of 1998 to better redistribute resources into areas of the company that are growing and to reduce costs where necessary. In addition, Liberty embarked on a re-engineering of its Agency sales group in 1998. In the fourth quarter it launched "Agency of the Future", a program designed to increase sales, lower lapses and slow agent turnover.

   Costs associated with the analysis and beginning implementation of the resource reallocation were part of an after-tax accounting charge of $17.5 million taken during the fourth quarter of 1998. Other significant items included in this charge were: expensing of previously capitalized cost of projects that were no longer expected to be implemented and projects where primary additional functionality was limited to compliance with year 2000; additional deferred acquisition cost amortization on universal life products from changes in interest rate assumptions; and a provision for additional taxes related to certain universal life products.

15. STATUTORY RESULTS OF OPERATIONS

   Statutory net income of the Insurance Group for each of the years ended December 31, 1999, 1998, and 1997 was $17.8 million, $30.4 million, and $53.0 million, respectively.

16. ACQUISITIONS

   During 1998, the Company completed the acquisition of three television stations. In July, 1998, the Company completed the acquisition of WALB television, a NBC affiliate, located in Albany, Georgia for $78.6 million. In November 1998, the Company completed the acquisition of KGBT television, a CBS affiliate, located in Harlingen, Texas for $42.9 million. In December 1998, the Company completed the acquisition of WWAY television, an ABC affiliate, located in Wilmington, North Carolina for $35.4 million. All of these acquisitions were accounted for as purchases, and the results of operations included in the accompanying consolidated financial statements since the date of acquisition. The purchase of these stations was funded using proceeds from the Company's credit facility.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES

17. FAIR VALUES OF FINANCIAL INSTRUMENTS

    SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires the disclosure of the estimated fair value of all financial instruments, including both assets and liabilities unless specifically exempted. The following methods were used to estimate the fair values of the Company's financial instruments.

    o Cash and short-term investments: The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

    o Investment securities: Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments. The fair values for equity securities are based on quoted market prices.

    o Mortgage loans and policy loans: The fair values for mortgage loans and policy loans are estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

    o Other long-term investments: Other long-term investments consist primarily of venture capital investments. The Company determined that it was not practicable to estimate the fair values of its venture capital investments because of a lack of primary and secondary market prices and the inability to estimate fair values without incurring excessive costs. The Company's investment in venture capital totaled $19,248,000 and $21,510,000 at December 31, 1999 and 1998, respectively.

    o Policy liabilities: Fair values for the Company's liabilities under investment-type insurance contracts that are not subject to policyholder mortality or morbidity risk are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with remaining maturities consistent with those for the contracts being valued.

    o Short and long-term debt: Substantially all of the Company's short and long-term debt is floating rate debt. Accordingly, the carrying amount approximates its fair value.

    o Other liabilities: Fair values on film contract obligations related to the Company's broadcasting operations are estimated to approximate their carrying value as a result of their short term nature.

    o Interest rate swap: Fair value of the interest rate swap is based on an estimate provided by the financial institution which is the counterparty to the swap, and was determined by discounting the value of estimated future cash flows.

    The carrying amounts and estimated fair values of the Company's financial instruments are as follows:

                                                       1999                          1998
------------------------------------------------------------------------------------------------------
                                                            ESTIMATED                      Estimated
                                              CARRYING         FAIR         Carrying         Fair
(in 000s)                                      AMOUNT         VALUE          Amount          Value
------------------------------------------------------------------------------------------------------

ASSETS
Fixed maturity securities available for sale  $859,296       $859,296      $935,178         $935,178
Equity securities                               81,290         81,290        63,658           63,658
Mortgage loans                                 230,497        221,409       215,549          216,665
Policy loans                                    91,964         91,209        90,653           88,380
Other long-term investments                     20,680         20,680        21,256           21,256
Short-term investments and cash                 14,995         14,995        16,883           16,883
Interest rate swap                               ---            2,796       ---                2,736

LIABILITIES
Investment-type insurance contracts             11,842         10,743        15,336           13,744
Notes, mortgages and other debt                235,300        235,300       285,000          285,000

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES

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

    The five reportable segments comprising the Insurance Operations are Agency, LibertyDirect, Pre-need, Insurance Administration and Corporate and Other. Television broadcasting is the sixth segment. Within insurance operations Liberty Life's Agency division markets various life insurance products to individuals including individual life, health and interest sensitive whole life products. The LibertyDirect division of Liberty Life primarily markets term life, accident and disability insurance designed to pay a residential mortgage balance upon the death or disability of the insured. Subsequent to the sale of Pierce, the Company is no longer active in the pre-need segment; however, separate disclosure is included due to the significance of the segment in 1997. The operations of LIS comprise the insurance administration segment. LIS provides back office insurance administration services including underwriting, policy issuance, accounting, customer service and claims processing to internal and external insurance clients.

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

    The television broadcasting segment is comprised of the operations of Cosmos Broadcasting ("Cosmos"). As of December 31, 1999 Cosmos owned and operated eleven television stations, primarily in the southeast and midwest. Each of the stations is affiliated with a major network, with six NBC affiliates, three ABC affiliates, and two CBS affiliates.

    The Company evaluates segment performance based on several factors. For segments that are comprised of a separate company (LIS and Cosmos) the primary factor is net income excluding unusual, non-operating items. For those segments that are not separate companies performance in evaluated based on income before income taxes excluding realized gains and losses and unusual, non-operating items. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment service revenues reported by the insurance administration segment are based upon agreements between LIS and the affiliate purchasing the services. For the years ended December 31, 1999 and 1998, income before income taxes for LIS included approximately $1,645,000, and $640,000, respectively, earned from services provided to affiliates. There were no significant intersegment profits in 1997.

   Foreign assets are not material and for 1999 and 1998 substantially all of the Company's revenue was derived from the United States. Pierce had Canadian operations, and for 1997 revenues from Canada amount to less than 5% of consolidated revenues.

   The following tables summarize financial information by segment for the periods ended December 31, 1999, 1998 and 1997, respectively. The adjustments column reflects unallocated realized investment gains and losses, unallocated income taxes, and unusual non-operating items.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES

                                    Liberty    Pierce       LIS                                      Cosmos -
As of and for the year   Liberty      Life     Pierce    Insurance                         Total    Television
ended December 31,        Life      Liberty  National -    Admin-   Corporate  Adjust-   Insurance    Broad-    Elimin-    Total
1999                     Agency      Direct   Pre-need   istration   & Other    ments    Operations   casting   ations  Consolidated
------------------------------------------------------------------------------------------------------------------------------------

Revenues
Premiums and policy
fees                   $  133,218   $116,016                        $  3,167            $  252,401                       $  252,401
Net investment income      71,179      1,864                          25,433                98,476                $(32)      98,444
Servicing fees                                            $22,905                           22,905                           22,905
Broadcasting revenues                                                                                $178,144               178,144
Other income                                                          18,052                18,052                           18,052
Intersegment revenues:
   Servicing fees                                          38,688                           38,688             (38,688)
   Interest income                                                    19,180                19,180             (19,180)
Realized investment
   gains (losses)                                                            $(13,906)     (13,906)                         (13,906)
                       ------------------------------------------------------------------------------------------------------------
     Total revenues       204,397    117,880               61,593     65,832  (13,906)     435,796    178,144  (57,900)     556,040

Policy benefits            98,868     22,848                          10,025               131,741                          131,741
Insurance commissions      12,833     61,654                             206                74,693                           74,693
Operating expenses         45,538     13,620               58,346     13,785               131,289    132,021  (38,720)     224,590
Amortization               31,467     10,472                           1,169                43,108                           43,108
expense(1)
Interest expense                                               16     14,987                15,003     19,262  (19,180)      15,085
                       ------------------------------------------------------------------------------------------------------------
     Total expenses       188,706    108,594               58,362     40,172               395,834    151,283  (57,900)     489,217
Income (loss) before
  income taxes             15,691      9,286                3,231     25,660  (13,906)      39,962     26,861                66,823
Income tax expense
  (benefit)                                                 1,262              10,673       11,935     10,319                22,254
                                              ===================                       =====================            ==========
     Net income (loss)                                     $1,969                       $   28,027    $16,542            $   44,569
                                              ===================                       =====================            ==========

Segment assets         $1,418,891   $ 77,349  $   -0-     $11,408   $522,017            $2,029,665   $323,259            $2,352,924
Expenditures for
  property and
  equipment (2)                                            $1,110       $379                $1,489     $5,402                $6,891

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES


                                    Liberty    Pierce       LIS                                      Cosmos -
As of and for the year   Liberty      Life     Pierce    Insurance                         Total    Television
ended December 31,        Life      Liberty  National -    Admin-   Corporate  Adjust-   Insurance    Broad-    Elimin-    Total
1998                     Agency      Direct   Pre-need   istration   & Other   ments(3)  Operations   casting   ations  Consolidated
------------------------------------------------------------------------------------------------------------------------------------
Revenues
Premiums and policy
fees                   $  133,796   $119,483   $24,247              $  7,405             $  284,931                       $  284,931
Net investment
income                     72,935      1,323    14,774                28,755                117,787                          117,787
Other income                1,468        558                                                  2,026                            2,026
Servicing fees                                             $18,217                           18,217                           18,217
Broadcasting
revenues                                                                                              $159,461               159,461
Intersegment
revenues:
   Servicing fees                                           34,257                           34,257             ($34,257)
   Interest income                                                    12,533                 12,533              (12,533)
Realized investment
   gains (losses)                                                                $1,842       1,842                            1,842
                      --------------------------------------------------------------------------------------------------------------
     Total revenues       208,199      121,364     39,021   52,474    48,693      1,842     471,593    159,461   (46,790)    584,264

Policy benefits            95,856       23,053     23,914             12,228       (390)    154,661                          154,661
Insurance
commissions                14,391       62,462      2,249                557                 79,659                           79,659
Operating expenses         44,420       12,667      3,612   53,778    16,717     14,831     146,025     99,029   (34,257)    210,797
Amortization
expense(1)                 31,160        7,366      3,126              2,531      6,835      51,018     11,009                62,027
Interest expense                                                      14,208                 14,208     12,533   (12,533)     14,208
Loss on sale of                                                                  13,811      13,811                           13,811
subsidiary
                      --------------------------------------------------------------------------------------------------------------
     Total expenses       185,827      105,548     32,901   53,778    46,241     35,087     459,382    122,571   (46,790)    535,163
Income (loss)
  before income            22,372       15,816      6,120   (1,304)    2,452    (33,245)     12,211     36,890                49,101
  taxes
Income tax expense
  (benefit)                                         2,209     (509)              15,483      17,183     14,157                31,340
                                                  =================                      =====================            ==========
Net income (loss)                                 $ 3,911    ($795)                         ($4,972)   $22,733               $17,761
                                                  =================                      =====================            ==========

Segment assets         $1,430,597     $ 88,140         $0   $4,640  $561,882             $2,085,259   $325,424            $2,410,683
Expenditures for
  property and
  equipment (2)                                        $0   $1,717    $3,457                 $5,174     $6,456               $11,630


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

(3) Special charges of $17.5 million after tax were recognized in 1998 and are included in the adjustments column along with unallocated realized gains and losses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES


                                    Liberty    Pierce       LIS                                      Cosmos -
As of and for the year   Liberty      Life     Pierce    Insurance                         Total    Television
ended December 31,        Life      Liberty  National -    Admin-   Corporate  Adjust-   Insurance    Broad-    Elimin-    Total
1997                     Agency      Direct   Pre-need   istration   & Other    ments    Operations   casting   ations  Consolidated
------------------------------------------------------------------------------------------------------------------------------------

Revenues
Premiums and policy
fees                   $  135,305   $102,995  $105,414              $  6,978             $  350,692                      $  350,692
Net investment
income                     69,572      1,989    56,078                29,202                156,841                         156,841
Other income                1,478                                                             1,478                           1,478
Servicing fees                                             $7,121                             7,121                           7,121
Broadcasting
revenues                                                                                             $137,898               137,898
Intersegment
revenues:
   Servicing fees
   Interest income                                                     8,348                  8,348             ($8,348)
Realized investment
   gains (losses)                                                              $6,226         6,226                           6,226
                      ----------- ---------- ---------- --------- ---------- -------- ----------- ---------- --------- -----------
     Total revenues       206,355    104,984   161,492      7,121     44,528    6,226       530,706   137,898    (8,348)   660,256

Policy benefits            95,548     23,112    97,860                11,407                227,927                         227,927
Insurance
commissions                14,696     53,668     9,907                   668                 78,939                          78,939
Operating expenses         28,664      8,671    16,172      6,796     27,053                 87,356    85,801               173,157
Amortization
expense(1)                 27,872      5,681    10,513                 1,498                 45,564     9,883                55,447
Interest expense                                                      13,209                 13,209     8,348    (8,348)     13,209
                      ----------- ---------- ---------- --------- ---------- -------- ----------- ---------- --------- -----------
     Total expenses       166,780     91,132   134,452      6,796     53,835                452,995   104,032    (8,348)   548,679
Income (loss)
  before income            39,575     13,852    27,040        325     (9,307)   6,226        77,711    33,866               111,577
  taxes
Income tax expense                               9,064        116              15,306        24,486    12,140                36,626
                                              ===================                        ====================            =========
     Net income                               $ 17,976       $209                        $   53,225   $21,726               $74,951
                                              ===================                        ====================            =========

Segment assets         $1,427,860   $ 61,313  $881,117     $5,868   $640,652             $3,016,810  $167,948            $3,184,758
Expenditures for
  property and                                               $--
  equipment(2)                                    $574                $3,680                $4,254     $5,752               $10,006

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES

19. COMPREHENSIVE INCOME

   In 1998, the Company adopted Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income," which required the Company to reclassify, for financial reporting purposes only, certain amounts shown below which were previously included as separate components in Shareholders' Equity, and are now included in Accumulated other comprehensive income (loss) on the Consolidated Balance Sheets. After making these balance sheet reclassifications, the following amounts were included in accumulated other comprehensive income
(loss) at December 31, 1999 and December 31, 1998 (in 000's):

                                         1999        1998
-------------------------------------------------------------
Accumulated Other Comprehensive Income (loss)
Unrealized (losses) gains on
   available for sale fixed
   maturity and equity securities     $  (1,191)  $26,749

The components of other comprehensive income (loss) and the related tax effects, for the years 1999, 1998, and 1997 are as follows (in 000's):

                                      Income
                         Amount        Tax         Amount
                         Before      (Expense)     Net of
         1999             Taxes      Benefit        Taxes
-------------------------------------------------------------
Unrealized losses on
  available for sale
  securities             $    (312)     $  110   $    (202)
Less:
  reclassification
  adjustment for
  losses realized in        (1,521)        532        (989)
  net income
-------------------------------------------------------------
Net unrealized losses    $  (1,833)     $  642   $  (1,191)
-------------------------------------------------------------
Total comprehensive
  income (loss)          $  (1,833)     $  642   $  (1,191)
-------------------------------------------------------------


                                      Income
                         Amount         Tax         Amount
                         Before      (Expense)      Net of
         1998             Taxes       Benefit       Taxes
-------------------------------------------------------------
Unrealized gains on
  available for sale
  securities               $45,179    $(15,812)    $29,367
Less:
  reclassification
  adjustment for gains
  realized in net           (4,028)      1,410      (2,618)
  income
-------------------------------------------------------------
Net unrealized gains       $41,151    $(14,402)    $26,749
-------------------------------------------------------------
Total comprehensive
  income                   $41,151    $(14,402)    $26,749
-------------------------------------------------------------


                                      Income
                         Amount         Tax         Amount
                         Before      (Expense)      Net of
         1997             Taxes       Benefit       Taxes
-------------------------------------------------------------
Unrealized gains on
  available for sale
  securities              $101,617     $(36,537)   $65,080
Less:
  reclassification
  adjustment for gains
  realized in net           (5,484)       1,919     (3,565)
  income
-------------------------------------------------------------
Net unrealized gains       $96,133     $(34,618)   $61,515
Foreign currency
  translation                  515         (180)       335
-------------------------------------------------------------
Total comprehensive
  income                   $96,648     $(34,798)   $61,850
-------------------------------------------------------------

REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
THE LIBERTY CORPORATION

         We have audited the accompanying consolidated balance sheets of The Liberty Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Liberty Corporation and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


                                                /s/ Ernst & Young LLP

Greenville, South Carolina
February 1, 2000