Form 10-K405, Exhibit 13
period 2000-12-31
LIBERTY CORP
filed 2001-03-28
CIK 59229

CORPORATE INFORMATION
THE LIBERTY CORPORATION AND SUBSIDIARIES

STOCK DATA

The Liberty Corporation's Common Stock is listed on the New York Stock Exchange under the symbol LC. As of December 31, 2000, 1,044 shareholders of record in 41 states, the District of Columbia, and Canada held the 19,538,452 Common Stock shares outstanding. Quarterly high and low stock prices and dividends per share as reported by New York Stock Exchange Composite Price History were:


-------------------------------------------------------
                         Market Price Per     Quarterly
                              Share           Dividend
                          High       Low      Per Share
-------------------------------------------------------
2000
-------------------------------------------------------
Fourth Quarter            $42.50    $31.69       $0.22
Third Quarter              42.88     34.19        0.22
Second Quarter             43.88     30.75        0.22
First Quarter              42.19     31.25        0.22

1999
-------------------------------------------------------
Fourth Quarter            $48.81    $40.50       $0.22
Third Quarter              54.19     45.13        0.22
Second Quarter             54.50     50.38        0.22
First Quarter              53.63     47.38        0.22

1998
-------------------------------------------------------
Fourth Quarter            $49.38    $36.25       $0.22
Third Quarter              52.31     38.31        0.22
Second Quarter             52.50     47.88        0.22
First Quarter              52.94     44.88        0.20

The Company expects to continue its policy of paying regular cash dividends, although there is no assurance as to future dividends because they are dependent on future earnings, capital requirements and financial condition.

REGISTRAR AND TRANSFER AGENT

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10007
1-800-937-5449, extension 6820

Written shareholder correspondence and requests for transfer should be sent to:

American Stock Transfer & Trust Company
Attn: Shareholder Relations
6201 15th Avenue, Floor 3L
Brooklyn, NY  11219

For a free copy of the 10-K or other information contact:

The Liberty Corporation Shareholder Relations
Box 502
Greenville, SC  29602
Telephone (864) 609-8256

LIBERTY ON THE WEB

For the latest news releases and corporate and business unit information, you can access Liberty on the web at www.libertycorp.com

ANNUAL MEETING

The Liberty Corporation will hold its annual meeting on Tuesday, May 8, 2001, at 10:30 a.m. at the offices of the Company, 2000 Wade Hampton Boulevard, Greenville, South Carolina. All shareholders are invited to attend.

SELECTED FINANCIAL DATA
-----------------------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES

(In 000's, except per share data)                       2000          1999          1998          1997          1996
------------------------------------------------------------------------------------------------------------------------
Net revenues *                                        $173,672      $154,000      $137,626      $119,599      $118,599
Income from continuing operations                      $24,995       $18,630       $21,391       $19,125       $11,314
Income (loss) from discontinued operations             $28,563       $25,939       $(3,630)      $55,826       $26,026
Net income                                             $53,558       $44,569       $17,761       $74,951       $37,340

Income from continuing operations per diluted            $1.27         $0.91         $0.99         $0.85         $0.38
   share
Dividends Per Common Share                               $0.88         $0.88         $0.86        $0.785        $0.725

Assets                                                $896,007      $858,302      $894,388    $1,003,671      $944,708
Notes, Mortgages and Other Debts                             -      $234,000      $285,000      $191,914      $247,861
Redeemable Preferred Stock                                   -             -       $20,967       $37,369       $45,599
Shareholders' Equity                                  $580,993      $554,224      $529,507      $674,447      $580,861

*See Note 4 regarding television station acquisitions made during 2000 and 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS
THE LIBERTY CORPORATION AND SUBSIDIARIES

   The Liberty Corporation is a holding company with operations primarily in the television broadcasting industry. The Company's television broadcasting subsidiary, Cosmos Broadcasting, consists of fifteen network-affiliated stations located in the Southeast and Midwest, a cable advertising company, a video production company and a professional broadcast equipment dealership. Nine of the Company's television stations are affiliated with NBC, four with ABC, and two with CBS.

   Prior to September 29, 2000 the Company was also engaged in the insurance industry. On September 29, 2000 the Company's shareholders approved the sale of the Company's insurance operations to the Royal Bank of Canada for $648 million. The sale closed on November 1, 2000. Accordingly, these entities have been treated as discontinued operations in the accompanying financial statements (see
Note 3 of the Consolidated Financial Statements).

FORWARD-LOOKING INFORMATION

   The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information contained herein or in any other written or oral statements made by, or on behalf of the Company, are or may be viewed as forward looking. The words "expect", "believe", "anticipate" or similar expressions identify forward-looking statements. Although the Company has used appropriate care in developing any such forward-looking information, forward-looking information involves risks and uncertainties that could significantly impact actual results. These risks and uncertainties include, but are not limited to, the following: changes in national and local markets for television advertising; changes in general economic conditions, including the performance of financial markets and interest rates; competitive, regulatory, or tax changes that affect the cost of or demand for the Company's services; and adverse litigation results. The Company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future developments, or otherwise.

SIGNIFICANT EVENTS AND TRANSACTIONS

   On February 29, 2000 the Company completed the acquisition of KCBD, the NBC affiliate in Lubbock, TX in a cash transaction for $59.8 million. The transaction was accounted for as a purchase, and accordingly, its results of operations are included in the accompanying consolidated financial statements since the date of acquisition. This purchase was funded using proceeds from the Company's credit facility.

   On June 19, 2000, the Company entered into a purchase agreement with Royal Bank of Canada ("RBC"), a Canadian-chartered bank, pursuant to which RBC was to acquire from the Company all of the issued and outstanding shares of capital stock of the companies comprising its insurance operations, for a total of approximately $648 million, consisting of a dividend from Liberty Life Insurance Company of up to $70.0 million and the balance in cash from Royal Bank of Canada. On September 29, 2000 the Company's shareholders approved the purchase agreement, and on November 1, 2000 the Company completed the sale to RBC. Accordingly, these entities have been treated as discontinued operations in the accompanying financial statements (see Note 3 of the Consolidated Financial Statements).

   On November 1, 2000, using proceeds from the sale of its insurance operations, the Company repaid its revolving credit facility in full.

   On December 1, 2000, the Company completed its acquisition of Civic Communications. The agreed upon purchase price for all of the outstanding common stock of Civic Communications was $204 million. The Company used proceeds from the sale of its insurance operations to fund the transaction. Civic Communications owned and operated WLBT-TV, the NBC affiliate in Jackson, MS, KLTV-TV, the ABC affiliate in Tyler, TX, and KTRE-TV, the satellite affiliate of KLTV in Lufkin, TX.

   On August 25, 2000 the Company completed the redemption of all of the outstanding shares of its Series 1995-A Cumulative Convertible Preferred Stock. Shares were called for redemption at $35.00 per share plus accrued dividends for the period from July 1, 2000 through the Series 1995-A redemption date (September 5, 2000). Prior to the redemption date, all shares of the 1995-A Series were converted in to common stock.

   On May 25, 1999 ("the Series 1994-A an Series 1994-B redemption date") the Company completed the redemption of all of the outstanding shares of its 1994-A Series voting cumulative preferred stock, and its 1994-B Series voting cumulative preferred stock. Shares were to be redeemed at $35.00 per share and $37.50 per share for the 1994-A and 1994-B preferred stock, respectively, plus accrued interest from April 1, 1999 through the redemption date. Prior to the redemption date, all shares of the 1994-A Series were converted into common stock, and all but 8,170 shares of the 1994-B Series were converted into common stock.

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

SUMMARY OF CONSOLIDATED RESULTS

THE YEAR 2000 COMPARED WITH 1999
----------------------------------------------------------------
  (in 000's)
                          2000            1999         CHANGE
                       -----------     -----------    ----------
 National               $53,756         $52,726        $1,030
 Local & regional       104,693          94,848         9,845
 Political               14,242           4,442         9,800
 Network                 10,742          12,042        (1,300)
 Other broadcasting       4,394           3,431           963
                       -----------     -----------    ----------
 GROSS STATION          187,827         167,489        20,338
 REVENUE
 Agency commissions     (26,643)        (23,445)       (3,198)
                       -----------     -----------    ----------
 STATION REVENUES
 (NET OF COMMISSIONS)   161,184         144,044        17,140
 Cable and other
 (net of commissions)    12,488           9,956         2,532
                       -----------     -----------    ----------
 NET REVENUES          $173,672        $154,000        19,672
                       ===========     ===========    ==========
----------------------------------------------------------------

   Net revenues were $173.7 million for the year ended December 31, 2000, an increase of $19.7 million over the $154.0 million reported for 1999. Net station revenues were $161.2 million, for 2000, an

MANAGEMENT'S DISCUSSION AND ANALYSIS
THE LIBERTY CORPORATION AND SUBSIDIARIES

increase of $17.1 million over the $144.0 million reported for 1999. The 2000 acquisition of KCBD in February, and WLBT, KLTV and KTRE in December, accounted for $10.9 million of this increase. Adjusting for the impact of the acquisitions, net station revenue increased $6.2 million. On a same station basis, an increase of $9.7 million in political revenues was partially offset by a $1.9 million decrease in national revenues and a $1.7 million decrease in network compensation. The decrease in network compensation is mainly attributable to an agreement the Company signed in 1998 whereby the compensation that it was to receive for its two CBS stations was to be reduced over a four-year period. The Company is in the third year of this agreement.

   Cable and other revenues were $12.5 million for the year ended December 31, 2000, an increase of $2.5 million over the $10.0 million reported for 1999. The Company's direct mail coupon business accounted for $1.3 million of this increase.

   Operating expenses (including the amortization of program rights) were $101.4 million for the year ended December 31, 2000, an increase of $15.2 million over the $86.2 million reported for 1999. Broadcasting operating expenses were $87.0 million for 2000, an increase of $8.4 million over the $78.6 million reported for 1999. Excluding the impact of the four stations acquired in 2000, broadcast operating expenses increased $3.0 million as compared with those of 1999. Cable operating expenses were $9.6 million for 2000, an increase of $2.2 million over the $7.4 million reported for 1999. The increase in cable advertising operating expenses is attributable to the growth at its existing locations, and its expansion to new locations. Operating expenses associated with the Company's other operations were approximately $4.8 million. Of this amount $4.4 million relates to the phase-out and wind up of the Company's direct mail coupon business.

   Depreciation and amortization was $21.1 million for the year ended December 31, 2000, an increase of $4.3 million over the $16.8 million reported for 1999. The increase in depreciation and amortization expense is attributable to the four station acquisitions completed during 2000.

   Corporate, general, and administrative expenses were $12.2 million for the year ended December 31, 2000, an increase of $4.0 million over the $8.2 million reported for 1999. The increase in corporate general and administrative expenses is due to higher levels of corporate charitable contributions and consulting fees, in 2000 as compared to 1999, and to the timing of the forfeiture of previously expensed but unearned performance related restricted stock grants in 1999.

    Net investment income reported for the year ended December 31, 2000 was $16.7 million, an increase of $14.2 million over the $2.5 million reported for 1999. The increase was due to realized gains from the Company's investment portfolio, and additional interest income earned on the residual insurance sale proceeds.

   Interest expense reported for the year ended December 31, 2000 was $14.4 million, a decrease of $0.7 million from the $15.1 million reported for 1999. The decrease in interest expense is due to higher average levels of debt during most of the year as a result of the KCBD acquisition in February of 2000, more than being fully offset by an absence of interest expense during November and December of 2000, as the Company's debt was repaid in full in November with the proceeds from the insurance operations sale.

   The effective tax rate was 39% and 38% for 2000 and 1999 respectively.

   The Year 1999 Compared with 1998
-------------------------------------------------------------
(in 000's)
                          1999          1998         CHANGE
                        --------     ----------    ----------
  National              $52,726        $41,993       $10,733
  Local & regional       94,848         83,103        11,745
  Political               4,442         12,661        (8,219)
  Network                12,042         11,059           983
  Other station           3,431          2,653           778
                        --------     ----------    ----------
  GROSS STATION         167,489        151,469        16,020
  REVENUES
  Agency commissions    (23,445)       (21,366)       (2,079)
                        --------     ----------    ----------
  STATION REVENUES      144,044        130,103        13,941
  (NET OF COMMISSIONS)
  Cable and other         9,956          7,523         2,433
  (net of commissions)
                        --------     ----------    ----------
  NET REVENUES          $154,000      $137,626       $16,374
                        ========     ==========    ==========
-------------------------------------------------------------

   Net revenues were $154.0 million for the year ended December 31, 1999, an increase of $16.4 million over the $137.6 million reported for 1998. Station net revenues were $144.0 million, for 1999, an increase of $13.9 million over the $130.1 million reported for 1998. Excluding the net impact of the 1998 acquisitions, station revenues were down $2.7 million over the prior year period due to a significant decrease in political revenues, partially offset by increases in national and local and regional revenues. On a same station basis network compensation decreased $0.4 million in 1999 as compared to 1998. The decrease in network compensation is mainly attributable to an agreement the Company signed in 1998 whereby the compensation that it was to receive for its two CBS stations was to be reduced over a four-year period. During 1998 the Company was in the second year of this agreement.

   Cable and other revenues increased due to growth at its existing locations, and the expansion of the cable advertising operations to new locations.

   Operating expenses (including the amortization of program rights) were $86.2 million for the year ended December 31, 1999, an increase of $13.6 million over the $72.6 million reported for 1998. Broadcasting operating expenses were $78.6 million for 1999, and increase of $11.8 million over the $66.8 million report for 1998. Excluding the net impact of the 1998 acquisitions, 1999 broadcast operating expenses were level with those of 1998. Cable operating expenses were $7.4 million for 1999, an increase of $1.6 million over the $5.8 million reported for 1998. The increase in cable advertising operating expenses is attributable to the growth at its existing locations, and its expansion to new locations.

   Depreciation and amortization was $16.8 million for the year ended December 31, 1999, an increase of $5.7 million over the $11.1 million reported for 1998. The increase in depreciation and amortization expense is attributable to the three 1998 acquisitions.

   Corporate, general, and administrative expenses were $8.2 million for the year ended December 31, 1999, a decrease of $2.3 million over the $10.5 million reported for 1998. The decrease in corporate, general, and administrative expenses is due to higher levels of corporate charitable contributions and corporate legal fees, in 1998 as compare to 1999, and the forfeiture of previously expensed but unearned performance related restricted stock grants in 1999.

    Net investment income reported for the year ended December 31, 1999 was $2.5 million, a decrease of $1.6 over the $4.1 million reported for 1998. The decrease was due to lower levels of income from the Company's real estate portfolio, and lower levels of interest income, offset by an increase in realized gains.

   Interest expense reported for the year ended December 31, 1999 was $15.1 million, an increase of $2.5 million over the $12.6 million reported for 1998. Interest expense increased due to higher debt levels in 1999 as a result of the three station acquisitions made during 1998.

   The effective tax rate was 38% and 39% for 1999 and 1998 respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS
THE LIBERTY CORPORATION AND SUBSIDIARIES

BROADCAST CASH FLOW INFORMATION
-------------------------------------------------------------
 (In 000s)                        2000     1999        1998

OPERATING INCOME                 38,921   42,785      43,479
One time charges (1)              3,198       --          --
                              -------------------------------
Adjusted operating income        42,119   42,785      43,479
Add:
Depreciation and
   amortization                  21,097   16,770      11,099
Non-cash compensation             1,211      256       1,034
                              -------------------------------
OPERATING CASH FLOW              64,427   59,811      55,612
Corporate cash expenses          11,028    7,946       9,424
                              -------------------------------
BROADCAST CASH FLOW              75,455   67,757      65,036
-------------------------------------------------------------

(1) Adjustment to exclude the net impact in 2000 related to the phase-out and winding up of the Company's direct mail coupon operations

   Additional measures of broadcasting performance are based on cash flow. Broadcast cash flow information is included because such data is commonly used as a performance measure for broadcasting companies by investors for, among other items, measuring a company's debt, and debt service, capacity.

   Broadcast cash flow for 2000 was $75.5 million, an increase of $7.7 million as compared to the $67.8 million reported for 1999. The four stations acquired during 2000 accounted for $5.5 million of this increase. Same station broadcast cash flow increased $2.2 million year-over-year. Broadcast cash flow for 1998 was $65.0 million.

   This cash flow information is not, and should not be used as, an alternative or substitute for the net income or cash flows included in the Company's Consolidated Financial Statements, and is not a measure of financial performance under generally accepted accounting principles. As the calculation of broadcast cash flow is before corporate expenses, interest expense, and income taxes, it is not necessarily indicative of the funds that are available for management's discretionary use.

   Intangible assets of $501.7 million at December 31, 2000 and $214.1 million at December 31, 1999, arose in the acquisition of television stations and are comprised primarily of Federal Communication Commission licenses. Intangible assets are principally amortized over a 40-year period and represent approximately 56% of total assets at December 31, 2000 and 25% of total assets at December 31, 1999. Intangible assets represented 86% and 39% of shareholders equity at December 31, 2000 and December 31, 1999 respectively. Management considers each station's current and projected cash flow, along with the current market conditions for the sale of television stations in assessing the recoverability of these intangibles. Based on these factors, management concluded that there is no persuasive evidence that a material portion of these intangibles will dissipate over a period shorter than the assigned amortizable life.

INVESTMENTS

   During the year ended December 31, 2000 the Company had net investment income of $16.7 million. The majority of this was realized investment gains of approximately $12.9 million resulting from the sale of most of its equity portfolio during the first quarter of 2000. The Company had acquired most of its equity portfolio as distribution from its venture capital funds.

   Other long-term investments, included in the caption "investments and other assets" on the balance sheet, include private equity investments, venture capital funds and investments in low income housing tax credits. The Company has determined that it is not practicable to estimate the fair values of these investments because of a lack of primary and secondary market prices and the inability to estimate fair values without incurring excessive costs. Further discussion of investments and valuation is contained in Notes 6 and 13 to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

   The Company's short-term cash needs consist primarily of working capital requirements, and dividends to shareholders. Historically, Liberty's operations have provided sufficient liquidity for the operations of the Company.

   At December 31, 2000, the Company had an income tax liability of approximately $132 million related to the sale of its insurance operations, which it will remit during the first quarter of 2001. The Company intends to use a portion of the $149 million of cash that was on its balance sheet at December 31, 2000 to fund this payment.

   The Company's primary long-term cash needs are the possible need for capital should the Company identify an appropriate acquisition opportunity, and the expenditures associated with implementing high definition television broadcast operations. While exact costs are not presently known, the additional capital expenditures required over the next several years to comply with the FCC high definition television implementation deadline are expected to be material.

   On a consolidated basis, Liberty's net cash provided by operating activities was $28.8 million for 2000 compared with $53.7 million for 1999 and $26.0 million for 1998. Excluding the impact of the Company's discontinued insurance operations, net cash provided by operations was $43.3 million in 2000 compared with $37.4 million, and $26.6 million for 1999, and 1998 respectively.

   Liberty's net cash provided by investing activities was $359.3 million in 2000 compared with net cash used in investing activities of $25.8 million in 1999 and $46.6 million in 1998. The increase in net cash provided by investing activities in 2000 was due to the $567.6 million of net cash received from the sale of the Company's insurance operations during 2000, partially offset by the $274.5 million of cash used to acquire KCBD and the Civic Communications television stations.

   Cash flow used in financing activities for 2000 was $251.0 million versus $32.7 million and $24.6 million in 1999 and 1998 respectively. Cash flow related to financing activities fluctuates primarily based on the level of borrowings or debt repayments. During 2000 and 1998 funds were borrowed to finance television station acquisitions.

   During 2000 the Company repurchased 683,500 shares of its common stock for approximately $24.6 million.

   During 1998, the Company repurchased 2,538,000 shares of its common stock for $131.1 million. Of the amount repurchased, $125.5 million was repurchased through a tender offer with the balance, 138,000 shares, purchased in the open market.

   On February 6, 2001 the board of directors of the Company extended to February 28, 2002, the Company's authorization to purchase from time to time up to 4 million shares of stock in the open market or directly negotiated transactions.

   Liberty funded the 1998 purchases of three television stations, with a total purchase price of approximately $157.0 million, from borrowings under the credit facility. In February of 2000 the Company used an additional $59.8 million to acquire KCBD, the NBC affiliate in Lubbock Texas. On November 1, 2000 the Company repaid the facility in full with a portion of the proceeds from the sale of its insurance operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS
THE LIBERTY CORPORATION AND SUBSIDIARIES

   On August 25, 2000 the Company completed the redemption of all of the outstanding shares of its Series 1995-A Cumulative Convertible Preferred Stock. Shares were called for redemption at $35.00 per share plus accrued dividends for the period from July 1, 2000 through the Series 1995-A redemption date (September 5, 2000). Prior to the redemption date, all shares of the 1995-A Series were converted in to common stock.

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

   The Company is currently in negotiations with NBC to renegotiate its network affiliation contracts. At this time it is not known what the exact outcome of these negotiations will be, however the Company does expect a reduction, to be implemented over a period of years, in the amount of network compensation that it is to receive from NBC.

   At December 31, 2000 the Company had no outstanding debt, as compared to $234.0 million at December 31, 1999.

   On February 27, 2001, the Company signed a commitment letter related to a $100 million unsecured 364-day revolving credit facility with a bank. The Company anticipates closing the revolving credit facility by the end of March 2001. At the end of the term of the facility any outstanding principal and interest will come due, unless the bank, in its sole discretion, otherwise extends the facility.

   The Company believes that its current level of cash, expected future cash flows from operations, and the new credit facility are sufficient to meet the needs of its business. If suitable opportunities arise for additional acquisitions, Liberty believes it can arrange for additional debt financing or use Common Stock or Preferred Stock as payment for all or part of the consideration for such acquisitions; or Liberty may seek additional funds in the equity or debt markets.

   Historically, Liberty's only use of derivative financial instruments was to minimize the exposure on its variable rate debt.

   Other Company commitments are shown in Note 17 to the Consolidated Financial Statements. Further discussion of investments and valuation is contained in Notes 2 and 14 to the Consolidated Financial Statements.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

   Liberty's portfolio of equity securities is exposed to price risk. The Company held equity securities with a market value of $1.6 million and $3.6 million at December 31, 2000 and 1999 respectively. The majority of stocks within the portfolio are considered to be invested in technology related stocks, which would most closely correlate with the performance of the NASDAQ Composite. If the market value of the NASDAQ Composite, declined 10% from December 31, 2000 values, the market value of the Company's common stock portfolio could be expected to decrease by approximately $0.1 million.

   As of December 31, 2000 and 1999, real estate related investments totaled $14.9 million and $25.7 million. The investments consist primarily of residential land and lots in various stages of development and completion, and receivables related to prior land sales. Liberty does not plan to make any future investments in real estate, but will continue to manage the existing portfolio to maximize the value to the Company. Substantially all of the remaining investment real estate is located in South Carolina.

   Additional disclosures concerning the fair values in relation to the carrying values of Liberty's financial instruments are included in Notes 6 and 14 to the Consolidated Financial Statements.

NEW ACCOUNTING PRONOUNCEMENTS

   In June, 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities". This standard was originally required to be adopted in years beginning after June 15, 1999 (which date was subsequently amended to January 1, 2001). The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will be either offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company's use of derivatives has historically been limited to fixing the cost of borrowings on a portion of the outstanding debt. The Company will adopt the standard as of January 1, 2001. The Company does not believe the effect of Statement 133 will be material to the earnings and financial position of the Company.

CONSOLIDATED BALANCE SHEETS
THE LIBERTY CORPORATION AND SUBSIDIARIES
(In $000's)

                                                                                         AS OF DECEMBER 31,
                                                                                     2000                   1999
                                                                              -----------------------------------------
ASSETS

Current assets:
  Cash and cash equivalents                                                   $        149,003        $          6,373
   Receivables (net of allowance for doubtful accounts of $2,218 and $1,319
     in 2000 and 1999, respectively)                                                    40,561                  31,624
  Program rights                                                                         5,561                   3,415
  Prepaid and other current assets                                                      46,194                   9,388
  Deferred income taxes                                                                 15,109                   2,333
  Net assets of discontinued operations                                                     --                 479,645
                                                                              -------------------     -----------------
     Total  current assets                                                             256,428                 532,778

Property, plant, and equipment
  Land                                                                                   5,494                   4,973
  Buildings and improvements                                                            33,152                  32,362
  Furniture and equipment                                                              149,784                 118,932
  Less: Accumulated depreciation                                                       (99,389)                (89,575)
                                                                              -------------------     -----------------
                                                                                        89,041                  66,692

Intangibles (net of accumulated amortization)                                          501,693                 214,116
Investments and other assets                                                            48,845                  44,716
                                                                              -------------------     -----------------
       Total assets                                                           $        896,007        $        858,302
                                                                              ===================     =================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued expenses                                       $         68,517        $         17,293
  Program contract obligations                                                           5,578                   3,092
  Accrued income taxes                                                                 138,297                      --
    Revolving credit facility                                                               --                 234,000
                                                                              -------------------     -----------------
     Total current liabilities                                                         212,392                 254,385

Deferred income taxes                                                                   92,797                  27,849
Other liabilities                                                                        9,825                  21,844
                                                                              -------------------     -----------------
Total liabilities                                                                      315,014                 304,078
                                                                              -------------------     -----------------

Shareholders' equity
   Common stock (authorized - 50,000,000 shares, no par value, shares
    issued and outstanding - 19,538,452 shares in 2000, 19,507,551 shares               99,033                 100,112
    in 1999)

    Series 1995-A convertible preferred stock, $35.00 redemption value,
    shares issued and outstanding  -0- shares at 12/31/00 and  429,485                      --                  15,031
    shares at 12/31/99
    Unearned stock compensation                                                             --                  (5,057)
    Retained earnings                                                                  481,270                 445,329
    Accumulated other comprehensive income (loss)                                          690                  (1,191)
                                                                              -------------------     -----------------
    Total shareholders' equity                                                         580,993                 554,224
                                                                              -------------------     -----------------
       Total liabilities and shareholders' equity                             $        896,007        $        858,302
                                                                              ===================     =================

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME
THE LIBERTY CORPORATION AND SUBSIDIARIES
(In $000's, except per share data)

                                                                                           For the Years Ended December 31,
                                                                                      2000            1999             1998
                                                                                   ------------    ------------     -----------
REVENUES
 Station revenues (net of commissions)                                             $   161,184     $   144,044      $ 130,103
 Cable advertising (net of commissions) and other revenues                              12,488           9,956          7,523
                                                                                   ------------    ------------     -----------
   NET REVENUES                                                                        173,672         154,000        137,626

EXPENSES
Operating expenses                                                                      95,564          80,390         67,322
Amortization of program rights                                                           5,852           5,855          5,268
Depreciation and amortization of intangibles                                            21,097          16,770         11,099
Corporate, general, and administrative expenses                                         12,238           8,200         10,458
                                                                                   ------------    ------------     -----------
   TOTAL OPERATING EXPENSES                                                            134,751         111,215         94,147

       OPERATING INCOME                                                                 38,921          42,785         43,479

Net investment income                                                                   16,696           2,477          4,149
Interest expense                                                                        14,366          15,133         12,598
                                                                                   ------------    ------------     -----------
       INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                            41,251          30,129         35,030

Provision for income taxes                                                              16,256          11,499         13,639
                                                                                   ------------    ------------     -----------
       INCOME FROM CONTINUING OPERATIONS                                                24,995          18,630         21,391

DISCONTINUED OPERATIONS
Income (loss) from operations of discontinued operations, net of income taxes           26,061          25,939         (3,630)
Gain on sale of discontinued operations, net of $131,670 of income taxes                 2,502              --             --
                                                                                   ------------    ------------     -----------
    INCOME (LOSS) FROM DISCONTINUED OPERATIONS                                          28,563          25,939         (3,630)

NET INCOME                                                                         $    53,558     $    44,569      $  17,761
                                                                                   ============    ============     ===========


EARNINGS PER SHARE:
Basic earnings per common share from continuing operations                               $1.27           $0.92          $1.00
Basic earnings per common share from discontinued operations                              1.47            1.37          (0.20)
                                                                                   ------------    ------------     -----------
Basic earnings per common share                                                          $2.74           $2.29          $0.80
                                                                                   ============    ============     ===========

Diluted earnings per common share from continuing operations                             $1.27           $0.91          $0.99
Diluted earnings per common share from discontinued operations                            1.45            1.34          (0.19)
                                                                                   ------------    ------------     -----------
Diluted earnings per common share                                                        $2.72           $2.25          $0.80
                                                                                   ============    ============     ===========

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
THE LIBERTY CORPORATION AND SUBSIDIARIES
(Amounts in 000's except per share data)

                                                                                 UNEARNED    ACCUMULATED
                                              COMMON               CONVERTIBLE    STOCK         OTHER
                                              SHARES      COMMON    PREFERRED     COMPEN-   COMPREHENSIVE   RETAINED
                                            OUTSTANDING    STOCK      STOCK       SATION    INCOME (LOSS)   EARNINGS     TOTAL(1)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1998                     20,713     $182,994   $20,999     $(10,872)     $61,850      $419,476      $674,447
Net income                                                                                                    17,761        17,761
Net unrealized investment losses, net of                                                       (34,766)                    (34,766)
   taxes
Foreign currency translation adjustment,
   net of taxes                                                                                   (335)                       (335)
Dividends - Common Stock - $0.86 per share                                                                   (15,846)      (15,846)
Dividends - Redeemable Preferred Stock -
   $2.10 per share                                                                                            (1,551)       (1,551)
Dividends - Convertible Preferred Stock -
   $1.75 per share                                                                                            (1,050)       (1,050)
Stock issued for employee benefit and
   performance incentive compensation
   programs                                        51        3,897                  3,276                                    7,173
Stock issued for conversion of redeemable
   preferred stock                                458       14,788                                                          14,788
Stock repurchased as part of tender or
   on open market                              (2,538)    (131,114)                                                       (131,114)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                   18,684      $70,565   $20,999      $(7,596)     $26,749      $418,790      $529,507
-----------------------------------------------------------------------------------------------------------------------------------

Net income                                                                                                    44,569        44,569
Net unrealized investment losses, net of                                                       (27,940)                    (27,940)
   taxes
Dividends - Common Stock - $0.88 per share                                                                   (16,835)      (16,835)
Dividends - Redeemable Preferred Stock -
   $2.10 per share                                                                                              (269)         (269)
Dividends - Convertible Preferred Stock -
   $1.75 per share                                                                                              (926)         (926)
Stock issued for employee benefit and
   performance incentive compensation
   programs                                        87        2,858                  2,539                                    5,397
Stock issued for conversion of redeemable
   preferred stock                                566       20,721                                                          20,721
Stock issued for conversion of
   convertible preferred stock                    171        5,968    (5,968)                                                   --
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                   19,508     $100,112   $15,031      $(5,057)     $(1,191)     $445,329      $554,224
-----------------------------------------------------------------------------------------------------------------------------------

Net income                                                                                                    53,558        53,558
Net unrealized investment gains, net of                                                          1,881                       1,881
   taxes
Dividends - Common Stock - $0.88 per share                                                                   (17,252)      (17,252)
Dividends - Convertible Preferred Stock -
   $1.75 per share                                                                                              (365)         (365)
Stock issued for employee benefit and
   performance incentive compensation
   programs                                       285        8,509                  5,057                                   13,566
Stock issued for conversion of
   convertible preferred stock                    429       15,031   (15,031)                                                   --
Stock repurchased                                (684)     (24,619)                                                        (24,619)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                   19,538      $99,033        --           --         $690      $481,270      $580,993
-----------------------------------------------------------------------------------------------------------------------------------

(1) Comprehensive income (loss), which includes the aggregate of net income, net unrealized investment gains (losses) and foreign currency translation adjustment, was $55,439, $16,629, and $(17,340), for 2000, 1999 and 1998
     respectively.

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
THE LIBERTY CORPORATION AND SUBSIDIARIES
(In 000's)

                                                                                      FOR THE YEARS ENDED DECEMBER 31,
                                                                                   2000              1999             1998
                                                                               --------------    -------------    -------------

OPERATING ACTIVITIES
Income from continuing operations                                              $    24,995       $    18,630      $    21,391
Adjustments to reconcile net income to net cash provided by (used in)
operating activities:
     Gain on sale of operating assets                                                  456              (983)          (1,845)
     Realized investment (gains) losses                                             (9,981)             (143)             373
     Depreciation                                                                   13,807            12,605            7,713
     Amortization of intangibles                                                     7,290             4,165            3,386
     Amortization of program rights                                                  5,852             5,855            5,268
     Cash paid for program rights                                                   (6,362)           (6,012)          (5,212)
     Provision for deferred income taxes                                               737            (2,122)           1,207
Changes in operating assets and liabilities, net of effects of acquisitions:
     Receivables                                                                    (2,321)           (2,987)          (1,547)
     Other assets                                                                    9,429            (3,436)             840
     Accounts payable and accrued expenses                                           5,825             2,179              926
     Accrued income taxes                                                            6,690             5,920            2,545
     Other liabilities                                                             (12,607)            1,259           (5,534)
     All other operating activities, net                                              (515)            2,443           (2,920)
     Net cash (used in) provided by operating activities of discontinued           (14,516)           16,329             (569)
     operations
-------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                                 28,779            53,702           26,022
-------------------------------------------------------------------------------------------------------------------------------

INVESTMENT ACTIVITIES
Purchase of property and equipment                                                  (9,691)           (9,184)          (8,014)
Proceeds from sale of property and equipment                                            84                --              505
Net cash paid for purchase of television stations                                 (231,312)               --         (157,033)
Funding of trust for unremitted television station  purchase price                 (43,168)               --               --
Investment securities sold                                                          13,957            15,169           44,602
Investment securities matured                                                           --             2,722              264
Investment securities acquired                                                      (2,440)             (263)          (1,217)
Purchase of investment properties                                                   (1,874)          (13,422)          (3,214)
Proceeds from sale of investment properties                                         12,947             6,417            8,638
Proceeds from sale of subsidiary (net of cash sold)                                567,568                --          138,792
Net cash provided by (used in) investing activities of discontinued                 53,216           (27,214)         (69,873)
operations
-------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                                359,287           (25,775)         (46,550)
-------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from borrowings                                                         2,628,500         2,625,000        3,265,000
Principal payments on debt                                                      (2,862,500)       (2,674,000)      (3,171,214)
Dividends paid                                                                     (17,617)          (18,030)         (18,447)
Stock issued for employee benefit and compensation programs                          1,269             3,552            2,436
Redemption of preferred stock                                                           --              (306)              --
Repurchase of common stock                                                         (24,619)               --         (131,114)
Net cash provided by financing activities of discontinued operations                24,012            31,116           28,714
-------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY(USED IN) FINANCING ACTIVITIES                                (250,955)          (32,668)         (24,625)
-------------------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH                                                        137,111            (4,741)         (45,153)
Cash at beginning of year                                                           11,892            16,633           61,786
-------------------------------------------------------------------------------------------------------------------------------
CASH AT END OF PERIOD                                                             $149,003           $11,892          $16,633
-------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THE LIBERTY CORPORATION AND SUBSIDIARIES

1. NATURE OF OPERATIONS

   The Liberty Corporation, (the "Company"), through its operating subsidiary, Cosmos Broadcasting, owns fifteen network-affiliated television stations, principally located in the Southeast and Midwest. In addition, Cosmos owns CableVantage Inc., a cable advertising sales subsidiary; Take Ten productions, a video production facility; and Broadcast Merchandising Company, a professional broadcast equipment dealership.

   The Company completed the sale of its insurance operations on November 1, 2000, as more fully discussed in Note 3. The insurance operations have been accounted for as discontinued operations, and accordingly prior period financial statements and notes have been restated to conform to this presentation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

   The accompanying consolidated financial statements of The Liberty Corporation and Subsidiaries include the accounts of the Company after elimination of all significant intercompany balances and transactions.

USE OF ESTIMATES AND ASSUMPTIONS

   Financial statements prepared in accordance with accounting principles generally accepted in the United States require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. Actual results could differ from those estimates and assumptions.

CASH AND CASH EQUIVALENTS

   The Company includes with cash and cash equivalents all highly liquid investments which mature within three months of the date of acquisition. The Company routinely enters into repurchase agreements with banks whereby the Company makes overnight purchases of government securities using its available cash balance. The following day, the bank is required to repurchase the investments from the Company. Overnight investments of $3,394,000 and $6,373,000 were included in cash and cash equivalents at December 31, 2000 and 1999, respectively.

PROGRAM RIGHTS

   Program rights result from license agreements under which the Company has acquired rights to broadcast certain television program material, and are stated at cost less amortization. The cost of rights acquired is recorded as an asset and a liability when the program material has been accepted and made available for broadcast. Amortization is determined using both straight-line and accelerated methods over the terms of the license agreements. Carrying amounts are regularly reviewed by management for indications of impairment and are adjusted when appropriate to estimated amounts recoverable from future broadcasts of the applicable program material.

PROGRAM CONTRACT OBLIGATIONS

   Program contract obligations represent the gross amounts to be paid to program suppliers over the life of the contracts. Program rights acquired through the assumption of program contract obligations were approximately $5,925,000 and $4,703,000 for 2000, and 1999, respectively. Commitments for license agreements that were executed but were not reported in the accompanying balance sheets because they were not available for broadcasting were $13,505,000 and $10,686,000 for 2000, and 1999, respectively.

PROPERTY AND EQUIPMENT

   Property and equipment are recorded at cost. Depreciation over the estimated useful lives of the properties is determined principally using the straight-line method with lives ranging from 3 to 30 years.

STATION REVENUES

   Station revenues are generated primarily from the sale of television advertising time, and are recognized in the period during which the time spots are aired. Station revenues are presented net of agency commissions of $26,643,000, $23,445,000, and $21,366,000 in 2000, 1999, and 1998, respectively.

CABLE ADVERTISING REVENUES

   Cable advertising revenues are generated primarily from assisting local cable operators with the sale of commercial time available in cable network programs. Revenues are recognized in the period during which the time spots sold by the Company are aired by the local cable operator. Cable advertising revenues are presented net of commissions of $1,496,000, $1,215,000, and $1,133,000 in 2000,
1999, and 1998, respectively.

CONCENTRATION OF CREDIT RISK

   A significant portion of the Company's accounts receivable are due from local and national advertising agencies. Such amounts are generally unsecured.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THE LIBERTY CORPORATION AND SUBSIDIARIES

BARTER TRANSACTIONS

   Revenue from barter transactions is recognized when advertisements are broadcast. Barter revenue is recognized based on the fair value of merchandise or services received by the Company. Revenue from barter transactions was $2,785,000, $2,365,000, and $1,993,000 for the years 2000, 1999 and 1998 respectively.

   Merchandise or services received are charged to cost and expense when received or used. Expense related to barter transactions was $2,665,000, $2,277,000, and $1,985,000 for the years 2000, 1999 and 1998 respectively.

UNREALIZED INVESTMENT GAINS AND LOSSES

   Unrealized investment gains and losses on investments carried at fair value, net of deferred taxes, are recorded directly in shareholders' equity in accumulated other comprehensive income.

REALIZED INVESTMENT GAINS AND LOSSES

   Realized investment gains and losses are recognized using the specific identification method to determine the cost of investments sold. Gains and losses on the sale of real estate acquired for development and resale are included in net investment income. Realized gains and losses include write-downs for impaired values of investment assets. The Company establishes impairments on specific assets at the time the Company judges the assets to have been impaired and this impairment can be estimated.

INCOME TAXES

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

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 133

   Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued by the Financial Accounting Standards Board in June, 1998. This standard was originally required to be adopted in years beginning after June 15, 1999. The Financial Accounting Standards Board delayed the required adoption date effectively to January 1, 2001. The Statement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will be either offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company's use of derivatives has historically been limited to fixing the cost of borrowings on a portion of its outstanding debt. At December 31, 2000, the Company had no derivative financial instruments. The Company does not believe the effect of Statement 133 will be material to the earnings or financial position of the Company in the future. The Company will adopt Statement 133 as of January 1, 2001.

RECLASSIFICATIONS

   Reclassifications have been made in the 1999 and 1998 Consolidated Financial Statements to conform to the 2000 presentation.

3. DISCONTINUED OPERATIONS

   On June 19, 2000, the Company entered into a Purchase Agreement (the "Purchase Agreement") with Royal Bank of Canada ("RBC"), a Canadian-chartered bank, pursuant to which RBC was to acquire from the Company all of the issued and outstanding shares of capital stock of Liberty Life Insurance Company, Liberty Insurance Services Corporation, The Liberty Marketing Corporation, LC Insurance Limited and Liberty Capital Advisors, Inc., for a total of approximately $648 million, consisting of a dividend from Liberty Life Insurance Company of up to $70 million and the balance in cash from Royal Bank of Canada. On September 29, 2000 the shareholders of the Company approved the purchase agreement described above. Accordingly, these entities have been treated as discontinued operations in the accompanying financial statements. The transaction closed on November 1, 2000 with Liberty receiving $567.6 million in net cash proceeds and approximately $16 million in non-cash assets (mainly investments in venture capital funds and low income housing tax credits).

   Operating results in 2000 include operations through September 29, 2000, the date the shareholders approved the transaction. Results from that date through the date of sale are included in the gain on the sale of discontinued operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THE LIBERTY CORPORATION AND SUBSIDIARIES

   The assets and liabilities of the discontinued operations were as follows:

---------------------------------------------------------------
(in 000's)                                      December 31,
                                                    1999
---------------------------------------------------------------
Assets:
Investments:
  Fixed maturity securities available for           $859,296
       sale
  Equity securities, primarily at market              77,652
  Mortgage loans                                     230,497
  Policy loans                                        91,964
  Other long-term investments                         13,564
  Short-term investments                               1,930
---------------------------------------------------------------
Total investments                                  1,274,903
---------------------------------------------------------------

Cash                                                   5,519
Accrued investment income                             13,592
Receivables net of bad debt reserves                  31,045
Receivable from reinsurers                           266,141
Deferred acquisition costs                           304,419
Buildings and equipment, at cost, less
       accumulated depreciation                       27,881
Goodwill related to insurance
       acquisitions, at cost, net of                  21,904
       accumulated amortization
Other assets                                          39,559
---------------------------------------------------------------
Total assets                                      $1,984,963
---------------------------------------------------------------

---------------------------------------------------------------
Liabilities:
   Policy liabilities:
     Future policy benefits                       $1,278,233
     Claims and benefits payable                      33,806
     Policyholder funds                               24,969
---------------------------------------------------------------
                                                   1,337,008

Accrued income taxes                                  19,054
Deferred income taxes                                 81,513
Accounts payable and accrued expenses                 65,682
Other liabilities                                      2,061
---------------------------------------------------------------
Total liabilities                                  1,505,318
---------------------------------------------------------------

---------------------------------------------------------------
Net assets of discontinued operations               $479,645
---------------------------------------------------------------

   Summarized disclosure of the Company's discontinued operations is as follows:

---------------------------------------------------------------
                                YEAR ENDED DECEMBER 31,
                          -------------------------------------
(in 000's)                 2000          1999          1998
                          --------     ----------    ----------

Revenues                  $278,796     $ 361,184     $ 421,424
Expenses                   241,884       324,490       407,353
                          --------     ----------    ----------
Income from
 discontinued
 operations before taxes    36,912        36,694        14,071
Income taxes                10,851        10,755        17,701
                          --------     ----------    ----------
Income (loss) from
 discontinued
 operations               $ 26,061     $  25,939     $  (3,630)
---------------------------------------------------------------

4. TELEVISION STATION ACQUISITIONS

2000 ACQUISITIONS

   On February 29, 2000 the Company completed the acquisition of KCBD, the NBC affiliate in Lubbock, TX in a cash transaction for $59.8 million. This purchase was funded using proceeds from the Company's credit facility.

   On December 1, 2000 the Company completed its acquisition of Civic Communications. The agreed upon purchase price for all of the outstanding common stock of Civic Communications was $204 million. The Company used proceeds from the sale of its insurance operations, which was completed November 1, 2000, to fund the transaction. Civic Communications owned and operated WLBT-TV, the NBC affiliate in Jackson, MS, KLTV-TV, the ABC affiliate in Tyler, TX, and KTRE-TV, the satellite affiliate of KLTV in Lufkin, TX.

   The operating results of the acquired businesses are included in the consolidated statements of income from their respective dates of acquisition.

   Both of the acquisitions were accounted for by the purchase method of accounting and, accordingly, the purchase price of the acquired businesses was allocated to underlying assets and liabilities based on fair values. For the Civic Communications acquisition such allocation has been based on preliminary estimates which will be revised upon receipt of the final appraisal of the television station's assets.

   The purchase price, liabilities assumed, and expenses associated with the acquisitions exceeded the fair value of the assets purchased by approximately $294.9 million and was assigned to intangible assets and goodwill, to be amortized over 40 years. A summary of the purchase price allocation for the 2000 acquisitions follows:

--------------------------------------------------------
(In 000's)
Receivables                      $  6,616
Program rights                      4,238
Other assets                       17,402
Property, plant  and equipment     27,006
FCC licenses, network
  affiliation agreements, and     232,399
  other assets
Goodwill                           62,468
                                 ---------
Total assets acquired                           350,129

Accounts payable                    2,231
Program contract obligations        4,274
Other liabilities                     446
Deferred tax liability             68,698
                                 ---------
Less liabilities assumed                         75,649
                                              ----------
Total cost of acquisitions                     $274,480
                                              ==========

--------------------------------------------------------

   The Company agreed to pay a portion of the purchase price to the Civic Communications stockholders at a future date, expected to be within fiscal year 2001. Other current assets at December 31, 2000 include $43.2 million of this unpaid purchase price. A corresponding liability is included in accounts payable and accrued liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THE LIBERTY CORPORATION AND SUBSIDIARIES

   The following table sets forth the unaudited pro forma results of operations as if the acquisitions had been consummated at the beginning of 2000 and at the beginning of 1999:

---------------------------------------------------------
(in 000's except per share
data)                             2000           1999
---------------------------------------------------------

Net revenues                     $204,588       $191,723
Net income                        $36,684        $32,575
Earnings per basic share            $1.87          $1.66
Earnings per diluted share          $1.86          $1.64
---------------------------------------------------------

   The pro forma data give effect in the aggregate to the acquisition of KCBD-TV, which occurred on February 29, 2000, to the sale of Liberty's insurance operations to the Royal Bank of Canada, which closed on November 1, 2000, and to the acquisition of Civic Communications which occurred on December 1, 2000 as if each had occurred at the beginning of each period presented. The pro forma amounts include actual operating results prior to each respective acquisition and adjustments to intangible amortization, depreciation, interest expense and income taxes. These pro forma amounts do not purport to be indicative of results that would have occurred had the transactions been in effect for the periods presented or that may be obtained in the future.

1998 ACQUISITIONS

   During 1998, the Company completed the acquisition of three television stations. In July 1998, the Company completed the acquisition of WALB television, a NBC affiliate, located in Albany, Georgia for $78.6 million. In November 1998, the Company completed the acquisition of KGBT television, a CBS affiliate, located in Harlingen, Texas for $42.9 million. In December 1998, the Company completed the acquisition of WWAY television, an ABC affiliate, located in Wilmington, North Carolina for $35.4 million. Advances from the Company's revolving credit facility were used to finance the entire purchase price of the 1998 acquisitions. All of the acquisitions were accounted for by the purchase method of accounting and, accordingly, the purchase price of the acquired businesses was allocated to underlying assets and liabilities based on fair values.

   The purchase price and expenses associated with the acquisition exceeded the fair value of the assets purchased by $133.9 million and was assigned to FCC licenses and network affiliations to be amortized over 40 years.

   A summary of the purchase price allocation follows (in thousands):

---------------------------------------------------------
(in 000's)
---------------------------------------------------------

Receivables                                      $3,204
Program rights                                      709
Property, plant, and equipment                   26,586
FCC licenses, network affiliation
agreements,  and other assets                   133,892
                                              -----------
Total assets acquired                           164,391
Less liabilities assumed                          7,358
---------------------------------------------------------
Total cost of acquisitions                     $157,033
---------------------------------------------------------

5. INTANGIBLE ASSETS

   Intangibles include Federal Communication Commission ("FCC") licenses and network affiliations and goodwill, and are amortized on a straight-line basis principally over forty years. Carrying amounts are regularly reviewed by management for indications of impairment and are adjusted accordingly when appropriate.

   The major classifications of intangible assets are as follows:

-------------------------------------------------------------
(in 000's)                                  December 31
                                       ----------------------
                                          2000       1999
                                       ----------------------

   FCC licenses and network             $482,348   $249,949
   affiliations
   Goodwill                               62,468         --
   Goodwill (prior to 1970)                4,071      4,071
                                       ----------------------
                                         548,887    254,020
   Less accumulated amortization         (47,194)   (39,904)
                                       ----------------------
                                        $501,693   $214,116
-------------------------------------------------------------

   Amounts not being amortized ($4,071,000) represent the excess of the total cost over the underlying value of the tangible and amortizable intangible assets acquired prior to 1970 (the effective date of Opinion No. 17 "Intangible Assets" of the Accounting Principles Board).

6. INVESTMENTS AND OTHER ASSETS

  The major classifications of investments and other assets are as follows:

-------------------------------------------------------------
  (in 000's)                                 December 31
                                         --------------------
                                            2000     1999
                                         --------------------

  Marketable equity securities             $1,569    $3,638
  Private equity investments                6,026        --
  Real estate related investments          14,897    25,677
  Investments in venture capital funds     11,323     4,785
  Investments in low income housing tax     8,177     2,331
   credits
  Other                                     6,853     8,285
                                         --------------------
  Total other assets                      $48,845   $44,716
-------------------------------------------------------------

   Investments in marketable equity securities are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that all debt and equity securities be classified into one of three categories -- held to maturity, available for sale, or trading. The Company currently has no securities classified as held to maturity or trading.

   Investments are reported on the following basis:

   o Marketable equity securities are all considered available for sale and are carried at fair value. The fair values for marketable equity securities are based on quoted market prices.

   o Private equity investments, all of which represent an ownership level of less than 20%, are carried at cost, which includes provisions for impaired value when appropriate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THE LIBERTY CORPORATION AND SUBSIDIARIES

   o Real estate related investments consist primarily of residential land and lots in various stages of development and completion, and receivables related to prior land sales. The Company's real estate properties were held for sale at December 31, 2000 and 1999, and accordingly are carried at the lower of cost or fair market value less costs to sell.

   o Investments in venture capital funds are generally carried at cost, which includes provisions for impaired value where appropriate.

   o Investments in low income housing tax credits are accounted for using the cost method, in accordance with Emerging Issues Task Force 94-1 Accounting for Tax Benefits Resulting from Investments in Affordable Housing Projects. Under the cost method, any excess of the carrying amount of the investment over its estimated residual value is amortized over the remaining period during which the Company is to receive tax credits.

7. REVOLVING CREDIT FACILITY

   In November of 2000 the Company sold its insurance operations for approximately $648 million (See Note 3). The Company used approximately $258 million of its net cash proceeds from this sale to repay its credit facility in full.

   The debt obligations at December 31, are as follows:

-----------------------------------------------------
(In 000s)                           2000       1999
-----------------------------------------------------
Borrowings under revolving
  credit facility                 $     -   $234,000
-----------------------------------------------------

   Interest paid, net of amounts capitalized, amounted to approximately $15,005,000, $16,076,000, and, $12,654,000 in 2000, 1999, and 1998,
respectively. Interest capitalized amounted to $-0-, $239,000, and $583,000 in 2000, 1999, and 1998, respectively.

   On February 27, 2001, the Company signed a commitment letter related to a $100 million unsecured 364-day revolving credit facility with a bank. The Company anticipates closing the revolving credit facility by the end of March 2001. At the end of the term of the facility any outstanding principal and interest will come due, unless the bank, in its sole discretion, otherwise extends the facility.

8. SHAREHOLDERS' EQUITY

   On February 28, 1995, the Company issued 599,985 shares of Series 1995-A Voting Cumulative Convertible Preferred Stock having a total redemption value of $20,999,475 or $35.00 per share in connection with the acquisition of WLOX-TV. Each share of preferred stock was convertible at the option of the holder into one share of common stock. The Company had the right to redeem any or all of the shares from time to time at any time beginning five years and one month after the date of issue in exchange for cash, common stock, or a combination of both.

   On August 25, 2000 the Company completed the redemption of all of the outstanding shares of its Series 1995-A Cumulative Convertible Preferred Stock. Shares were called for redemption at $35.00 per share plus accrued dividends for the period from July 1, 2000 through the redemption date (September 5, 2000). Prior to the redemption date, all shares of the 1995-A Series were converted into common stock.

   The Company has adopted a Shareholder Rights Plan and declared a dividend of one preferred stock purchase right for each outstanding share of common stock. Upon becoming exercisable, each right entitles the holder to purchase for a price of $150.00 one one-hundredth of a share of Series A Participating Cumulative Preferred Stock. All of the rights may be redeemed by the Company at a price of $.01 per right until ten business days (or such later date as the Board of Directors determines) after the public announcement that a person or group has acquired beneficial ownership of 20 percent or more of the outstanding common shares ("Acquiring Person"). Upon existence of an Acquiring Person, the Company may redeem the rights only with the concurrence of a majority of the directors not affiliated with the Acquiring Person. The rights, which do not have voting power and are not entitled to dividends, expire on August 7, 2010. The rights are not exercisable until ten business days after the public announcement that a person has become an Acquiring Person or after the commencement of a tender offer or exchange offer if, upon consummation, such person or group would become an Acquiring Person. If, after the rights become exercisable, the Company becomes involved in a merger or certain other major corporate transactions, each right will entitle its holder, other than the Acquiring Person, to receive common shares with a deemed market value of twice such exercise price. There are 10,000,000 shares of preferred stock, no par value per share authorized for issuance. At December 31, 2000, there were 140,000 shares of preferred stock that were reserved for issuance in connection with the Shareholder Rights Plan.

   The company repurchased through negotiated transactions and in the open market 684,000 common shares during 2000.

   In March 1998, the Company completed a stock tender offer under which the Company repurchased 2,400,000 shares of its common stock at $52.00 per share. In addition, the Company repurchased in the open market 138,000, shares during 1998.

   The components of unrealized appreciation on fixed maturity securities available for sale and equity securities in the balance sheet caption accumulated other comprehensive income (see Note 15) as of December 31 are as follows:

-----------------------------------------------------------
(In 000s)                                2000      1999
-----------------------------------------------------------
Carrying value of securities             $1,569   $940,586
Amortized cost of securities               (507)   952,632
                                       --------- ----------
Net unrealized appreciation               1,062    (12,046)
Adjustment to deferred acquisition           --     10,213
  costs
Deferred income taxes                      (372)       642
-----------------------------------------------------------
  Total                                    $690   $ (1,191)
-----------------------------------------------------------

9. EMPLOYEE BENEFITS

   The Company has a postretirement plan that provides medical and life insurance benefits for qualified retired employees. The postretirement medical plan is generally contributory with retiree contributions adjusted annually to limit employer contributions to predetermined amounts. The postretirement life plan provides free insurance coverage for retirees and is insured with an unaffiliated company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THE LIBERTY CORPORATION AND SUBSIDIARIES

   Net periodic postretirement benefit cost included the following components:

------------------------------------------------------------
(In $000s)                              2000   1999    1998
------------------------------------------------------------

Service cost                             $31   $25    $  17
Interest cost                            149   113      113
------------------------------------------------------------
Net periodic postretirement benefit     $180  $138     $130
 cost
------------------------------------------------------------

   The following schedule reconciles the accumulated postretirement benefit obligation included in the balance sheets as of December 31, 2000 and 1999:

------------------------------------------------------------
(in 000's)                                2000       1999
------------------------------------------------------------

Benefit obligation at beginning of       $2,075     $2,151
  year
Service cost                                 31         25
Interest cost                               149        113
Plan participants' contributions            112         73
Benefits paid                              (419)      (271)
Actuarial loss                              489         --
Plan expenses                                --        (16)
------------------------------------------------------------
Benefit obligation at end of year        $2,437     $2,075
------------------------------------------------------------

   The following schedule reconciles the status of the Company's plan with the unfunded postretirement benefit obligation included in its balance sheets at December 31:

------------------------------------------------------------
(In $000s)                                2000       1999
------------------------------------------------------------

Funded status                            $2,437     $1,890
Unrecognized prior service cost             (26)        --
Unrecognized net gain (loss)               (651)       547
------------------------------------------------------------
Accrued postretirement benefit           $1,760     $2,437
   obligation
------------------------------------------------------------

   The weighted-average discount rate is 7.75% and 7.5% for 2000 and 1999, respectively. At December 31, 2000, a 6% annual rate of increase in the per capita cost of covered medical benefits is assumed for 2001. The rate is to decrease to 5.5% in 2002 and remains at that level thereafter. At December 31, 1999, a 7% annual rate of increase in the per capita cost of covered medical benefits is assumed for 2000. The rate is to decrease to 5.5% in 2002 and remains at that level thereafter. Assumed health care cost trends rates have a significant effect on the amounts reported for the medical plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

------------------------------------------------------------
                                          1%        1%
                                      Increase  Decrease
------------------------------------------------------------
Effect on total of service and
interest rate components                   $16     $(11)
Effect on post retirement benefit
obligation                                 171     (120)
------------------------------------------------------------

   The Company has a retirement and savings plan for substantially all of its employees. The plan has features of both a profit sharing plan and a voluntary Thrift Plan qualified under Section 401(k) of the Internal Revenue Code. The profit sharing component of the Plan allows for contributions to be made to the Plan at the discretion of the Board of Directors. Contributions for this component of the Plan were $2,271,000, $1,926,000, and $1,760,000 in 2000, 1999, and 1998, respectively. The 401(k) component of the Plan allows employees to contribute to the Plan and the Company will make a matching contribution of up to 3% of the employees' compensation. The Company's matching contribution percentage may be changed at the discretion of the Company's Board of Directors. The Company's contributions for this component of the Plan were $1,088,000, $1,042,000 and $853,000 in 2000, 1999, and 1998, respectively.

10. STOCK OWNERSHIP AND STOCK OPTION PLANS

   The Company has a Performance Incentive Compensation Program (the "Program") which provides that the Compensation Committee of the Board of Directors may grant: (a) incentive stock options within the meaning of Section 422 of the Internal Revenue Code; (b) non-qualified stock options; (c) performance units;
(d) awards of restricted shares of the Company's common stock; (e) awards of unrestricted shares of the Company's common stock; (f) phantom stock units; (g) or any combination of the foregoing to outside directors, officers and key employees provided, however, that non-employee directors are not eligible to receive incentive stock options. Only common stock, not to exceed 4,300,000 shares, may be delivered under the Program; and shares so delivered will be made available from the authorized but unissued shares or from shares reacquired by the Company, including shares purchased in the open market. The aggregate number of shares that may be acquired by any participant in the Program is limited to a maximum of 400,000 stock options during a single calendar year and a maximum of 100,000 shares of other stock-based awards during a single calendar year. As of December 31, 2000, 37 outside directors, officers and employees were participants in the Program.

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

   Stock options under the Program are issued at least 100% of the market price on the date of grant, are vested over such period of time, which generally may not be less than one year, as may be established by the Compensation Committee, and expire no more than ten years after the grant. As required by the Program, the sale of the Company's insurance operations on November 1, 2000, resulted in the vesting of all of the then outstanding stock options.

   Of the non-qualified options outstanding, 987,485 were exercisable at December 31, 2000; 358,842 were exercisable at December 31, 1999; and 355,783 were exercisable at December 31, 1998. The options expire on various dates beginning May 15, 2001, and ending December 1, 2010.

   In accordance with the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans other than for awards of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THE LIBERTY CORPORATION AND SUBSIDIARIES

restricted shares. Expense is recognized over the vesting period of the restricted shares. Expense in the aggregate for both the continuing and discontinued operations totaled $1,816,000, and $2,297,000 for the years ended December 31, 1999, and 1998, respectively. Commensurate with the sale of the Company's insurance operations on November 1, 2000, all of the then outstanding restricted stock vested. The expense related to this required vesting was included in the gain on the sale of discontinued operations. Prior to the sale of the insurance operations, the Company had expensed approximately $2,438,000 in 2000.

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

   The weighted average grant-date estimated fair value of grants during 2000, 1999, and 1998 using a Black-Scholes option pricing model, and the weighted average assumptions used to determine the estimated fair value are as follows:

--------------------------------------------------------
                                2000     1999     1998
--------------------------------------------------------
Estimated fair value            $8.98    $13.00   $10.92
Underlying assumptions used
   to determine estimated
   fair value:
   Risk free interest rate       6.6%      5.5%     5.1%
   Dividend yield                2.8%      1.8%     2.0%
   Expected stock price
   volatility                    0.23      0.18     0.17
   Weighted average
   expected life              7 YEARS   7 years  7 years
--------------------------------------------------------

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.

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

   For purposes of pro forma disclosures the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information is as follows:

----------------------------------------------------
In $000s, except per     2000      1999      1998
share amounts
----------------------------------------------------
Net Income:
   As Reported          $53,558   $44,569   $17,761
   Pro forma             50,897    43,618    17,063

Basic Earnings per
Share:
   As Reported            $2.74     $2.29     $0.80
   Pro forma               2.60      2.24      0.76

Diluted Earnings per
Share:
   As Reported            $2.72     $2.25     $0.80
   Pro forma               2.58      2.19      0.76
----------------------------------------------------

   Because SFAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect was not fully reflected until 1999.

         The following schedule summarizes activity in the Program during the three years ending December 31, 2000:

-------------------------------------------------------------------------------------------------------
                                               Restricted Shares          Non-Qualified Stock Options
-------------------------------------------------------------------------------------------------------
                                            Number       Market Price        Number         Average
                                           of Shares     at Date Given     of Options   Exercise Price
-------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1997           343,973                          842,810         $32.29
Awarded                                     60,825         $51.00           247,940          45.65
Vested                                     (37,180)         31.09
Exercised                                                                  (105,061)         23.76
Forfeited                                  (73,291)         39.59           (55,399)         36.24
-------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1998           294,327                          930,290         $36.58
Awarded                                     86,305         $51.88            86,890          49.79
Vested                                     (41,242)         29.57
Exercised                                                                  (148,222)         26.50
Forfeited                                 (173,136)         43.54           (28,600)         40.26
-------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1999           166,254                          840,358          39.60
AWARDED                                    285,560         $31.39           261,460         $32.12
VESTED                                    (436,564)         35.36
EXERCISED                                                                   (38,565)         30.37
FORFEITED                                  (15,250)         51.88           (57,328)         41.97
-------------------------------------------------------------------------------------------------------
OUTSTANDING AT DECEMBER 31, 2000                --                        1,005,925         $37.86
-------------------------------------------------------------------------------------------------------

   During 2000, in connection with the sale of the Company's insurance operations, 129,875 unrestricted shares having a grant date fair value of $30.88 per share were granted to executives of the insurance operations and are included in the awarded and vested amounts disclosed above.

   The following table summarizes information concerning currently outstanding and exercisable stock options:

-------------------------------------------------------------------------------------------------------
                                              WEIGHTED
                                               AVERAGE       WEIGHTED                      WEIGHTED
                                              REMAINING       AVERAGE                      AVERAGE
         RANGE OF               NUMBER       CONTRACTUAL     EXERCISE        NUMBER     EXERCISE PRICE
     EXERCISE PRICES         OUTSTANDING        LIFE           PRICE      EXERCISABLE
-------------------------------------------------------------------------------------------------------

     $20.00 - $29.99               139,300           1.61        $26.10        139,300        $26.10
     $30.00 - $39.99               309,753           4.04         32.44        291,313         32.10
     $40.00 - $51.88               556,872           2.91         43.82        556,872         43.82
-------------------------------------------------------------------------------------------------------
Total or weighted average        1,005,925           3.08        $37.86        987,485        $37.87
-------------------------------------------------------------------------------------------------------

   At December 31, 2000, there were 1,313,931 shares of the Company's stock reserved for future grants under the Program.

11. PROVISION FOR INCOME TAXES

   The provision (benefit) for income taxes consists of the following:

----------------------------------------------------
(in 000's)              2000     1999      1998
                     -------------------------------
Continuing operations
Current:
Federal                $14,082   $12,259  $11,189
State and local          1,437     1,362    1,243
                     -------------------------------
Total current           15,519    13,621   12,432
Deferred:
Federal                    672    (1,910)   1,086
State and local             65      (212)     121
                     -------------------------------
Total deferred             737    (2,122)   1,207
                     -------------------------------
Total tax provision    $16,256   $11,499  $13,639
                     ===============================

Discontinued          $142,521   $10,755  $17,701
operations
----------------------------------------------------

   Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

   Significant components of the Company's deferred tax liabilities and assets as of December 31, 2000 and 1999 are as follows:

----------------------------------------------------------
(in 000's)                                2000     1999
                                         -----------------
Deferred tax liabilities:
Book over tax basis in acquired          $68,887 $21,387
television stations
Tax over book depreciation                 7,072   4,868
Tax over book amortization                 7,412   5,608
                                         -----------------
Total deferred tax liabilities            83,371  31,863
Deferred tax assets:
Net operating loss carryover               2,115   2,695
Book over tax partnership losses             958   1,072
Employee benefits                          2,476   2,532
Other, net                                   134      48
                                         -----------------
Total deferred tax assets                  5,683   6,347
                                         -----------------
Net deferred tax liability               $77,688 $25,516
----------------------------------------------------------

   The following table reconciles income tax computed at the U.S. federal statutory tax rates to income tax expense:

----------------------------------------------------------
(in 000's)                     2000     1999      1998
                            ------------------------------

Federal income tax rate          35%       35%       35%
Rate applied to pre-tax      $14,438   $10,545   $12,261
  income
State taxes, net of federal      879       642       747
  tax benefit
Tax credits                     (750)     (413)     (289)
Non-deductible compensation      761        --        --
Other                            928       725       920
                            ------------------------------
Provision for income taxes   $16,256   $11,499   $13,639
----------------------------------------------------------

   As of December 31, 2000 the Company has operating loss carryforwards of approximately $6,000,000 that expire in 2015. These were acquired by the Company through the purchase of WWAY-TV in December, 1998. They will be utilized against future earnings, but are limited to $1,600,000 per year. Income taxes paid were approximately $22,800,000, $18,376,000, and $29,709,000 in 2000, 1999, and 1998,
respectively.

12. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

   Quarterly results of operations for each of the years ended December 31, 2000 and 1999 are as follows:

--------------------------------------------------------------
(In 000's, except per
share data)                         QUARTER ENDED 2000
                         -------------------------------------
                          MARCH 31  JUNE 30  SEPT. 30  DEC. 31
                         -------------------------------------

Net revenues               $36,959   $44,025  $43,292  $49,396
Operating income           $ 6,224   $11,737  $10,468  $10,492
Income from continuing
operations                 $ 7,887    $4,412  $ 3,993   $8,703
Income from discontinued   $ 7,510   $10,978  $ 7,573   $2,502
operations
Net income                 $15,397   $15,390  $11,566  $11,205
Basic earnings per share    $ 0.79    $ 0.79   $ 0.60   $ 0.57
Diluted earnings per share  $ 0.78    $ 0.78   $ 0.58   $ 0.57
--------------------------------------------------------------


---------------------------------------------------------------
(In 000's, except per
share data)                         Quarter Ended 1999
                         --------------------------------------
                          March 31  June 30   Sept. 30  Dec. 31
                         --------------------------------------

Net revenues               $34,519   $40,847  $37,490   $41,144
Operating income           $ 7,412   $13,828   $9,115   $12,430
Income from continuing
operations                 $ 2,737   $ 6,381   $3,134    $6,378
Income from discontinued
operations                 $  (217)  $ 6,686  $14,075    $5,395
Net income                 $ 2,520   $13,067  $17,209   $11,773
Basic earnings per share    $ 0.11    $ 0.69   $ 0.88    $ 0.60
Diluted earnings per share  $ 0.11    $ 0.66   $ 0.86    $ 0.59

---------------------------------------------------------------

13. EARNINGS PER SHARE

   The following tables reconcile the numerators and denominators for the basic and diluted earnings from continuing operations per share calculations for the years ended December 31, 2000, 1999 and 1998:

----------------------------------------------------------------
                                    For the year ended 2000
                                 -------------------------------
($000's, except per share                     Shares      Per
amounts)                           Income     (Denom-    Share
                                (Numerator)   inator)    Amount
                                --------------------------------

Income from continuing             $24,995
 operations
Less: Preferred stock dividends       (365)
                                 ------------
BASIC EPS FROM CONTINUING
 OPERATIONS
Income from continuing
 operations available to
 common shareholders                24,630     19,379    $1.27
                                                        ========
Effect of Dilutive Securities:
Stock options                          ---         75
Convertible preferred stock            365        267
                                 ----------------------
DILUTED EPS FROM CONTINUING
 OPERATIONS
Income from continuing
 operations available to
 common shareholders plus
 assumed conversions               $24,995     19,721    $1.27
                                                        ========
----------------------------------------------------------------

----------------------------------------------------------------
                                    For the year ended 1999
                                --------------------------------
($000's, except per share                     Shares      Per
amounts)                           Income     (Denom-    Share
                                (Numerator)   inator)    Amount
                                --------------------------------

Income from continuing            $18,630
 operations
Less: Preferred stock
 dividends                         (1,195)
                                -------------
Basic EPS from continuing
 operations
Income from continuing
 operations available to
 common shareholders               17,435      18,992   $0.92
                                                       =========
Effect of Dilutive Securities:
Stock options                         ---         150
Redeemable preferred stock            269         210
                                 ----------------------
Diluted EPS from continuing
 operations
Income from continuing
 operations available to
 common shareholders plus
 assumed conversions              $17,704      19,352   $0.91
                                                       =========

----------------------------------------------------------------

----------------------------------------------------------------
                                   For the year ended 1998
                               ---------------------------------
($000's, except per share                     Shares      Per
amounts)                           Income     (Denom-    Share
                                (Numerator)   inator)    Amount
                                --------------------------------

Net income                       $21,391
Less:  Preferred stock            (2,601)
  dividends
                               -----------
Basic EPS from continuing
  operations
Income from continuing
  operations available to
  common shareholders             18,790     18,839     $1.00
                                                      ==========
Effect of Dilutive
  Securities:
Stock Options                        ---        149
                                 ----------------------
Diluted EPS from continuing
  operations
Income from continuing
  operations available to
  common shareholders plus
  assumed conversions            $18,790     18,988     $0.99
                                                      ==========
----------------------------------------------------------------

   The diluted income from continuing operations per common share calculation excludes the effect of potentially dilutive shares when the inclusion of those shares in the calculation would have an anti-dilutive effect. For the years ended December 31, 1999 and 1998, respectively, the Company had 544,000 and 1,351,000 weighted average shares of preferred securities which were not included in the diluted income from continuing operations per common share calculation as their effect was anti-dilutive.

14. FAIR VALUES OF FINANCIAL INSTRUMENTS

   SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" requires the disclosure of the estimated fair value of all financial instruments, including both assets and liabilities unless specifically exempted. The following methods were used to estimate the fair values of the Company's financial instruments.

o Cash and cash equivalents: The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

o Receivables and accounts payable: The carrying amounts reported in the balance sheet for these instruments approximates their fair value due to the short maturity of these items.

o Program contract obligations: Fair values on program contract obligations is estimated to approximate their carrying value as a result of their short term nature.

o Marketable equity securities: The fair values for the available-for-sale marketable equity securities are based on quoted market prices.

o Investments in private equity securities, venture capital funds and low income housing tax credits: The Company determined that it was not practicable to estimate the fair values of its private equity, venture capital and low income housing tax credit investments because of a lack of primary and secondary market prices and the inability to estimate fair values without incurring excessive costs.

15. COMPREHENSIVE INCOME

   The components of other comprehensive income (loss) and the related tax effects, for the years 2000, 1999, and 1998 are as follows (in 000's):

---------------------------------------------------------------
(in 000's)                                  Income
                                 Amount       Tax        Amount
                                 Before    (Expense)     Net of
          2000                    Taxes     Benefit      Taxes
---------------------------------------------------------------
Unrealized gain on
  available for sale
  securities                       $323      $(113)       $210
Less:  reclassification
  adjustment for losses             739       (259)        480
  realized in net income
---------------------------------------------------------------
Net unrealized income            $1,062       $372        $690
---------------------------------------------------------------
Total comprehensive income       $1,062       $372        $690
---------------------------------------------------------------

---------------------------------------------------------------
(in 000's)                                  Income
                                 Amount       Tax        Amount
                                 Before    (Expense)     Net of
          1999                    Taxes     Benefit      Taxes
---------------------------------------------------------------
Unrealized losses on
  available for sale$
  securities                      $(312)    $  110      $(202)
Less:  reclassification
  adjustment for losses
  realized in net income         (1,521)       532       (989)
---------------------------------------------------------------
Net unrealized losses           $(1,833)    $  642    $(1,191)
---------------------------------------------------------------
Total comprehensive income
  (loss)                        $(1,833)    $  642    $(1,191)
---------------------------------------------------------------

-----------------------------------------------------------------
(in 000's)                                   Income
                                  Amount       Tax       Amount
                                  Before    (Expense)    Net of
         1998                     Taxes      Benefit     Taxes
-----------------------------------------------------------------
Unrealized gains on
  available for sale
  securities                      $45,179    $(15,812)    $29,367
Less:  reclassification
  adjustment for gains
  realized in net income           (4,028)      1,410      (2,618)
-----------------------------------------------------------------
Net unrealized gains              $41,151    $(14,402)    $26,749
-----------------------------------------------------------------
Total comprehensive income        $41,151    $(14,402)    $26,749
-----------------------------------------------------------------

16. SEGMENT INFORMATION

   The Company operates primarily in the television broadcasting and cable advertising businesses. The Company currently owns and operates fifteen television stations, located principally in the Southeast and Midwest. Each of the stations is affiliated with a major network, with eight NBC affiliates, five ABC affiliates, and two CBS affiliates. The Company evaluates segment performance based on operating income , excluding unusual or non-operating items.

   The following tables summarize financial information by segment for the periods ended December 31, 2000, 1999 and 1998, respectively:

--------------------------------------------------------------
                AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2000

(In 000's)                                CORPORATE
                    BROADCASTING  CABLE    & OTHER    TOTAL

Revenues (net of     $161,184   $10,748   $1,740   $173,672
 commissions)

Expenses:
Operating              87,038     9,578   17,038    113,654
Depreciation and
 amortization          19,033       592    1,472     21,097
                  -------------------------------------------
Total operating       106,071    10,170   18,510    134,751
 expenses

Operating income       55,113       578  (16,770)    38,921

Net investment                            16,696     16,696
 income
Interest expense                          14,366     14,366
                                                   ----------
Income from continuing operations
before income taxes                                 $41,251
                                                   ==========

 Segment assets      $633,103    $4,418  $258,486  $896,007
 Expenditures for
 property and
 equipment             $9,032      $611      $48     $9,691
-------------------------------------------------------------

---------------------------------------------------------------
                 AS OF AND FOR THE YEAR ENDED DECEMBER 31, 1999

(In 000's)                                CORPORATE
                    BROADCASTING  CABLE    & OTHER    TOTAL

Revenues (net of      $144,044   $9,728    $   228   $154,000
commissions)

Expenses:
  Operating             78,605    7,368      8,472     94,445
  Depreciation
  and                   14,965      426      1,379     16,770
  amortization
                 ---------------------------------------------
Total operating         93,570    7,794      9,851    111,215
expenses

Operating income        50,474    1,934     (9,623)    42,785

Net investment                               2,477      2,477
income
Interest expense                            15,133     15,133
                                                    ----------
Income from continuing operations before income
taxes                                                 $30,129
                                                    ==========

Segment assets        $295,208   $4,996    $78,453   $378,657
Expenditures for
property and            $8,670     $514      $   -     $9,184
equipment
--------------------------------------------------------------

-----------------------------------------------------------------
                   AS OF AND FOR THE YEAR ENDED DECEMBER 31, 1998

(In 000's)                                  CORPORATE
                      BROADCASTING  CABLE    & OTHER     TOTAL
                      ------------------------------------------

Revenues (net of        $130,103    $7,523    $     -   $137,626
commissions)

Expenses:
  Operating               66,810     5,780     10,458     83,048
  Depreciation and
  amortization             9,394       348      1,357     11,099
                    --------------------------------------------
Total operating           76,204     6,128     11,815     94,147
expenses

Operating income          53,899     1,395    (11,815)    43,479

Net investment                                  4,149      4,149
income
Interest expense                               12,598     12,598
                                                      ----------
Income from continuing operations before income
taxes                                                    $35,030
                                                      ==========

Segment assets          $300,701    $4,262    $79,892   $384,855
Expenditures for
property and              $7,145      $869      $   -     $8,014
equipment
-----------------------------------------------------------------

17. COMMITMENTS AND CONTINGENCIES

   The Company and its subsidiaries are defendants in various lawsuits arising in the ordinary course of business. It is the opinion of management and legal counsel that these actions will not have a material effect on the financial position or results of operations of the Company. The Company has lease agreements for broadcast, data processing, and telephone equipment, along with rent for certain office space. Most of these agreements have optional renewal provisions covering additional periods of one to ten years. All leases were made in the ordinary course of business and contain no significant restrictions or obligations. Annual rental expense amounted to approximately $1,238,000, $991,000 and $817,000 in 2000, 1999, and 1998 respectively.

   Future commitments under operating leases are shown below:

--------------------------------------------------
               Year         (in 000's)

                2001              $869
                2002               667
                2003               575
                2004               150
                2005                30
            Thereafter               6
                        -----------------
                 Total          $2,297
--------------------------------------------------


   The Company has also entered into commitments for various television programming rights for which the license periods have not yet commenced. See the caption "Program Contract Obligation" included in Note 2 for further details.

   The Company also has committed to make certain investments in its venture capital funds, when called by the fund's manager. The Company anticipates capital calls of approximately $942,000 during 2001 and $488,000 in 2002. The Company has not committed to any future investments after 2002.

                         REPORT OF INDEPENDENT AUDITORS
--------------------------------------------------------------------------------

To The Board of Directors and Shareholders
The Liberty Corporation



   We have audited the accompanying consolidated balance sheets of The Liberty Corporation and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Liberty Corporation and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


/s/  Ernst & Young LLP

Greenville, South Carolina
February 6, 2001, except for the last
paragraph of Note 7, as to which the date is February 27, 2001.