Form 10-K405, Exhibit 13
period 2001-12-31
LIBERTY CORP
filed 2002-03-27
CIK 59229

CORPORATE INFORMATION
THE LIBERTY CORPORATION AND SUBSIDIARIES

STOCK DATA

The Liberty Corporation's Common Stock is listed on the New York Stock Exchange under the symbol LC. As of December 31, 2001, 957 shareholders of record in 40 states, the District of Columbia, Australia, and Canada held the 19,749,632 Common Stock shares outstanding. Quarterly high and low stock prices and dividends per share as reported by New York Stock Exchange Composite Price History were:

-------------------------------------------------------------------------------
                                        Market Price                Quarterly
                                          Per Share                  Dividend
                                    High              Low           Per Share
-----------------------------------------------------------------------------
2001
-----------------------------------------------------------------------------
Fourth Quarter                   $  44.25          $  39.00          $  0.22
Third Quarter                       42.00             38.45             0.22
Second Quarter                      40.00             33.80             0.22
First Quarter                       42.32             33.25             0.22

2000
-----------------------------------------------------------------------------

Fourth Quarter                   $  42.50          $  31.69          $  0.22
Third Quarter                       42.88             34.19             0.22
Second Quarter                      43.88             30.75             0.22
First Quarter                       42.19             31.25             0.22

1999
-----------------------------------------------------------------------------

Fourth Quarter                   $  48.81          $  40.50          $  0.22
Third Quarter                       54.19             45.13             0.22
Second Quarter                      54.50             50.38             0.22
First Quarter                       53.63             47.38             0.22

The Company expects to continue its policy of paying regular cash dividends, although there is no assurance as to future dividends because they are dependent on future earnings, capital requirements and financial condition.

REGISTAR AND TRANSFER AGENT

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
1-800-937-5449, extension 6820

Written shareholder correspondence and requests for transfer should be sent to:
American Stock Transfer & Trust Company
Attn: Shareholder Relations
6201 15th Avenue, Floor 3L
Brooklyn, NY 11219

For a free copy of the 10-K or other information contact:
The Liberty Corporation Shareholder Relations
Box 502
Greenville, SC 29602
Telephone (864) 241-5400

LIBERTY ON THE WEB

For the latest news releases and corporate and business unit information, you can access Liberty on the web at www.libertycorp.com

ANNUAL MEETING

The Liberty Corporation will hold its annual meeting on Tuesday, May 7, 2002, at 10:30 a.m. at The Westin Poinsett located at 120 South Main Street, Greenville, South Carolina. All shareholders are invited to attend.

SELECTED FINANCIAL DATA
----------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES

(In $000's, except per share data)                       2001            2000            1999            1998              1997
-----------------------------------------------------------------------------------------------------------------------------------
Net revenues *                                        $ 178,433       $ 173,672       $ 154,000       $ 137,626        $   119,599
Income from continuing operations                     $  16,576       $  24,995       $  18,630       $  21,391        $    19,125
Income (loss) from discontinued operations                   --       $  28,563       $  25,939       $  (3,630)       $    55,826
Net income                                            $  16,576       $  53,558       $  44,569       $  17,761        $    74,951

Income from continuing operations per diluted         $    0.84       $    1.27       $    0.91       $    0.99        $      0.85
   share
Dividends Per Common Share                            $    0.88       $    0.88       $    0.88       $    0.86        $     0.785

Assets                                                $ 737,338       $ 896,007       $ 858,302       $ 894,388        $ 1,003,671
Notes, Mortgages and Other Debts                             --              --       $ 234,000       $ 285,000        $   191,914
Redeemable Preferred Stock                                   --              --              --       $  20,967        $    37,369
Shareholders' Equity                                  $ 581,671       $ 580,993       $ 554,224       $ 529,507        $   674,447

*See Note 4 regarding television station acquisitions made during 2000 and 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS
-------------------------------------------------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES

         The Liberty Corporation is a holding company with operations primarily in the television broadcasting industry. The Company's television broadcasting subsidiary, Cosmos Broadcasting, consists of fifteen network-affiliated stations principally located in the Southeast and Midwest, a cable advertising company, a video production company and a professional broadcast equipment dealership. Nine of the Company's television stations are affiliated with NBC, four with ABC, and two with CBS.

         Prior to September 29, 2000, the Company was also engaged in the insurance industry. On September 29, 2000, the Company's shareholders approved the sale of the Company's insurance operations to the Royal Bank of Canada for $648 million. The sale closed on November 1, 2000. Accordingly, these entities have been treated as discontinued operations in the accompanying financial statements (see Note 3 of the Consolidated Financial Statements).

FORWARD-LOOKING INFORMATION

         The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information contained herein or in any other written or oral statements made by, or on behalf of the Company, are or may be viewed as forward-looking. The words "expect", "believe", "anticipate" or similar expressions identify forward-looking statements. Although the Company has used appropriate care in developing any such forward-looking information, forward-looking information involves risks and uncertainties that could significantly impact actual results. These risks and uncertainties include, but are not limited to, the following: changes in national and local markets for television advertising; changes in general economic conditions, including the performance of financial markets and interest rates; competitive, regulatory, or tax changes that affect the cost of or demand for the Company's services; and adverse litigation results. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments, or otherwise.

SIGNIFICANT EVENTS AND TRANSACTIONS

         On February 29, 2000, the Company completed the acquisition of KCBD, the NBC affiliate in Lubbock, TX in a cash transaction for $59.8 million. The transaction was accounted for as a purchase, and accordingly, its results of operations are included in the accompanying consolidated financial statements since the date of acquisition. This purchase was funded using proceeds from the Company's credit facility.

         On June 19, 2000, the Company entered into a purchase agreement with Royal Bank of Canada ("RBC"), a Canadian-chartered bank, pursuant to which RBC was to acquire from the Company all of the issued and outstanding shares of capital stock of the companies comprising its insurance operations, for a total of approximately $648 million, consisting of a dividend from Liberty Life Insurance Company of up to $70.0 million and the balance in cash from Royal Bank of Canada. On September 29, 2000, the Company's shareholders approved the purchase agreement, and on November 1, 2000 the Company completed the sale to RBC. Accordingly, these entities have been treated as discontinued operations in the accompanying financial statements (see Note 3 of the Consolidated Financial Statements).

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

         On August 25, 2000, the Company completed the redemption of all of the outstanding shares of its Series 1995-A Cumulative Convertible Preferred Stock. Shares were called for redemption at $35.00 per share plus accrued dividends for the period from July 1, 2000 through the Series 1995-A redemption date (September 5, 2000). Prior to the redemption date, all shares of the 1995-A Series were converted into common stock.

         On May 25, 1999 ("the Series 1994-A and Series 1994-B redemption date") the Company completed the redemption of all of the outstanding shares of its 1994-A Series voting cumulative preferred stock, and its 1994-B Series voting cumulative preferred stock. Shares were to be redeemed at $35.00 per share and $37.50 per share for the 1994-A and 1994-B preferred stock, respectively, plus accrued interest from April 1, 1999 through the redemption date. Prior to the redemption date, all shares of the 1994-A Series were converted into common stock, and all but 8,170 shares of the 1994-B Series were converted into common stock.

SIGNIFICANT ACCOUNTING POLICIES AND ASSUMPTIONS

         Financial statements prepared in accordance with accounting principles generally accepted in the United States require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. Actual results could differ from those estimates and assumptions.

         Program rights result from license agreements under which the Company has acquired rights to broadcast certain television program material, and are stated at cost less amortization. The cost of rights acquired is recorded as an asset and a liability when the program material has been accepted and made available for broadcast. Amortization is determined using both straight-line and accelerated methods over the terms of the license agreements. Carrying amounts are regularly reviewed by management for indications of impairment and are adjusted when appropriate to estimated amounts recoverable from future broadcasts of the applicable program material. Advertising revenue for specific program contracts may not continue to equal or exceed the amortization being taken and additional adjustments may be necessary in the future.

         Station revenues are generated primarily from the sale of television advertising time, and are recognized in the period during which the time spots are aired. Station revenues also include revenues form network affiliation contracts. Revenues from network affiliation contracts are recorded as earned over the life of the contract.

         Cable advertising revenues are generated primarily from assisting local cable operators with the sale of commercial time available in cable network programs. Revenues are recognized in the period during which the time spots sold by the Company are aired by the local cable operator.

         Realized investment gains and losses are recognized using the specific identification method to determine the cost of investments sold. Gains and losses on the sale of real estate acquired for development and resale are included in net investment income. Realized gains and losses include write-downs for impaired values of investment assets. The Company establishes impairments on specific assets at the time the Company judges the assets to have been impaired and this impairment can be estimated. Changes in market conditions could significantly impact our judgments and require further adjustments to these balances.

         Deferred tax assets and liabilities are based on estimated timing differences between the book and tax basis of assets and liabilities. These estimates may be affected by future changes in enacted tax legislation. Deferred tax assets are subject to periodic recoverability assessments. Realization of our deferred tax assets is principally dependent upon our achievement of projected future taxable income. Our judgments regarding future profitability may change due to future market conditions, among other factors. These changes, if any, may require possible material adjustments to these deferred tax asset balances.

         SEASONALITY OF TELEVISION REVENUES

         The Company's revenues are usually subject to seasonal fluctuations. The advertising revenues of the stations are generally highest in the second and fourth quarter of each year, due in part to increases in consumer advertising in the spring and retail advertising in the period leading up to and including the holiday season. Additionally, advertising revenues in even-numbered years tend to be higher as they benefit from advertising placed by candidates for political offices, and demand for advertising time in Olympic broadcasts.

         From time to time, proposals have been advanced in the U.S. Congress and at the Federal Communications Commission to require television broadcast stations to provide advertising time to political candidates at no or reduced charge, which would eliminate in whole or in part advertising revenues from political candidates.

SUMMARY OF CONSOLIDATED RESULTS

THE YEAR 2001 COMPARED WITH 2000

  (in $000's)
                                  2001                2000              CHANGE
                               ---------           ---------           --------
 National                      $  61,476           $  53,756           $  7,720
 Local & regional                118,152             104,693             13,459
 Political                         1,957              14,242            (12,285)
 Network                           7,894              10,742             (2,848)
 Other broadcasting                3,835               4,394               (559)
                               ---------           ---------           --------
 GROSS STATION                   193,314             187,827              5,487
 REVENUE
 Agency commissions              (27,185)            (26,643)              (542)
                               ---------           ---------           --------
 STATION REVENUES (NET
 OF COMMISSIONS)                 166,129             161,184              4,945
 Cable and other (net of
 commissions)                     12,304              12,488               (184)
                               ---------           ---------           --------
 NET REVENUES                  $ 178,433           $ 173,672              4,761
                               =========           =========           ========

         Net revenues were $178.4 million for the year ended December 31, 2001, an increase of $4.7 million over the $173.7 million reported for 2000. Net station revenues were $166.1 million for 2001, an increase of $4.9 million over the $161.2 million reported for 2000. The acquisitions of KCBD in February 2000, and WLBT, KLTV, and KTRE in December 2000, accounted for $29.6 million of the revenue in 2001. On a pro forma basis, as if the Company held all of its current stations for the full year of 2000, net station revenue decreased 13%. National revenue increased $7.7 million, due mainly to the four station acquisitions completed during 2000. On a pro forma basis national revenue was down 3%. Local and regional revenue increased $13.5 million, mainly due to the four stations acquired during 2000. On a pro forma basis local and regional revenue was down 7%. The decreases in national and local and regional revenue on a pro forma basis were due to the general weakness in the advertising industry during 2001. This general weakness was exacerbated by the events of September 11th, as a number of advertisers cancelled or reduced schedules at that time. Political revenue was $2.0 million in 2001, down $12.2 million from the prior year level as 2001 was an off year in the biannual political cycle.

         Cable and other revenues were $12.3 million for the year ended December 31, 2001, a decrease of $0.2 million over the $12.5 million reported for 2000.

         Operating expenses (including the amortization of program rights) were $111.8 million for the year ended December 31, 2001, an increase of $10.4 million over the $101.4 million reported for 2000. The broadcasting segment's operating expenses were $100.8 million for 2001, an increase of $13.8 million over the $87.0 million reported for 2000. On a pro forma basis, broadcast operating expenses decreased 5%. This decrease is due to lower levels of commission paid to local sales personnel as a result of a lower revenue base in 2001, reductions in promotional expenses, and a reduction in personnel implemented during 2001. Cable operating expenses were $10.1 million for 2001, an increase of $0.5 million over the $9.6 million reported for 2000. The increase in cable advertising operating expenses is attributable mainly to its expansion to new locations. Operating expenses associated with the Company's other operations were approximately $0.9 million in 2001 and $4.8 million in 2000. Of the amount in 2000, $4.4 million relates to the phase-out and wind up of the Company's direct mail coupon business.

         Depreciation and amortization was $32.0 million for the year ended December 31, 2001, an increase of $10.9 million over the $21.1 million reported for 2000. The increase in depreciation and amortization expense is attributable to the four station acquisitions completed during 2000.

         Corporate, general, and administrative expenses were $11.9 million for the year ended December 31, 2001, a decrease of $0.3 million over the $12.2 million reported for 2000. The decrease in corporate, general, and administrative expenses is due to lower levels of corporate charitable contributions and consulting fees, offset by certain costs associated with the relocation of the Company's headquarters, and the non-capitalizable portion of expenses related to the implementation of new accounting and payroll systems.

         Net investment income reported for the year ended December 31, 2001 was $4.0 million, a decrease of $12.7 million from the $16.7 million reported for 2000. The decrease was due mainly to realized gains in the Company's investment portfolio in 2000, and additional interest income earned on the residual insurance sale proceeds that were not present during 2001. Also, during the third quarter of 2001 the Company recognized a $3.2 million charge related to the determination that certain of its venture capital investments had carrying values in excess of their fair values, and that certain of those excesses were other than temporary.

         No interest expense was reported for the year ended December 31, 2001 as the Company paid off its credit facility during 2000 with proceeds from the sale of its insurance operations. Interest expense of $14.4 million was reported for the year ended December 31, 2000.

         The effective tax rate was 38% and 39% for 2001 and 2000, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS
-------------------------------------------------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES

THE YEAR 2000 COMPARED WITH 1999
  (in $000's)

                                  2000               1999               CHANGE
                               ---------           ---------           --------
 National                      $  53,756           $  52,726           $  1,030
 Local & regional                104,693              94,848              9,845
 Political                        14,242               4,442              9,800
 Network                          10,742              12,042             (1,300)
 Other broadcasting                4,394               3,431                963
                               ---------           --------            --------
 GROSS STATION REVENUE           187,827             167,489             20,338
 Agency commissions              (26,643)            (23,445)            (3,198)
                               ---------           ---------           --------
 STATION REVENUES(NET
 OF COMMISSIONS)                 161,184             144,044             17,140
 Cable and other(net
 of commissions)                  12,488               9,956              2,532
                               ---------           --------            --------
 NET REVENUES                  $ 173,672           $ 154,000             19,672
                               =========           =========           ========

         Net revenues were $173.7 million for the year ended December 31, 2000, an increase of $19.7 million over the $154.0 million reported for 1999. Net station revenues were $161.2 million, for 2000, an increase of $17.1 million over the $144.0 million reported for 1999. The 2000 acquisition of KCBD in February, and WLBT, KLTV and KTRE in December, accounted for $10.9 million of this increase. Adjusting for the impact of the acquisitions, net station revenue increased $6.2 million. On a same station basis, an increase of $9.7 million in political revenues was partially offset by a $1.9 million decrease in national revenues and a $1.7 million decrease in network compensation. The decrease in network compensation is mainly attributable to an agreement the Company signed in 1998 whereby the compensation that it was to receive for its two CBS stations was to be reduced over a four-year period. The Company is in the third year of this agreement.

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

         Corporate, general, and administrative expenses were $12.2 million for the year ended December 31, 2000, an increase of $4.0 million over the $8.2 million reported for 1999. The increase in corporate, general, and administrative expenses is due to higher levels of corporate charitable contributions and consulting fees, in 2000 as compared to 1999, and to the timing of the forfeiture of previously expensed but unearned performance related restricted stock grants in 1999.

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

         The effective tax rate was 39% and 38% for 2000 and 1999 respectively.

BROADCAST CASH FLOW INFORMATION

 (In $000s)                             2001              2000             1999
OPERATING INCOME                       $22,740          $38,921          $42,785
One time charges (1)                        --            3,198               --
                                       -------          -------          -------
Adjusted operating income               22,740           42,119           42,785
Add:
Depreciation and amortization           31,970           21,097           16,770
Adjusted  for network
 compensation due versus                   673               --               --
 accrued
Non-cash compensation                    2,122            1,211              256
                                       -------          -------          -------
OPERATING CASH FLOW                     57,505           64,427           59,811
Corporate cash expenses                 10,944           11,028            7,946
                                       -------          -------          -------
BROADCAST CASH FLOW                    $68,449          $75,455          $67,757

(1) Adjustment to exclude the net impact in 2000 related to the phase-out and winding up of the Company's direct mail coupon operations

         Additional measures of broadcasting performance are based on cash flow. Broadcast cash flow information is included because such data is commonly used as a performance measure for broadcasting companies by investors for, among other items, measuring a company's debt, and debt service capacity.

         Broadcast cash flow for 2001 was $68.4 million, a decrease of $7.1 million as compared to the $75.5 million reported for 2000. On a pro forma basis, as if the Company held all of its current stations for the full year of 2000, broadcast cash flow decreased 24% year-over-year.

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

         Intangible assets of $481.4 million at December 31, 2001 and $501.1 million at December 31, 2000, arose in the acquisition of television stations and are comprised primarily of Federal Communication Commission licenses. Intangible assets are principally amortized over a 40-year period and represent approximately 67% of total assets at December 31, 2001 and 56% of total assets at December 31, 2000. Intangible assets represented 83% and 86% of shareholders' equity at December 31, 2001 and December 31, 2000, respectively. Management considers each station's current and projected cash flow, along with the current market conditions for the sale of television stations in assessing the recoverability of these intangibles. Based on these factors, management concluded that there is no persuasive evidence that a material portion of these intangibles will dissipate over a period shorter than the assigned amortizable life.

MANAGEMENT'S DISCUSSION AND ANALYSIS
-------------------------------------------------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES

INVESTMENTS

         During the year ended December 31, 2001, the Company had net investment income of $4.0 million. The majority of this was related to gains on the sale of marketable equity securities and interest income earned on cash balances. Historically, the Company has acquired most of the equities in its investment portfolio as, and realized gains from the sale of, distributions of publicly traded stocks from its venture capital investments. At December 31, 2001, approximately 17% of the Company's investment portfolio was comprised of marketable equity securities, 55% in private debt and equity securities, and 28% in real estate related investments.

         Other long-term investments, included in the caption "investments and other assets" on the balance sheet, include private equity investments, venture capital funds, and investments in low income housing tax credits. The Company has determined that it is not practicable to estimate the fair values of these investments because of a lack of primary and secondary market prices and the inability to estimate fair values without incurring excessive costs. Also included in "investments and other assets" are the Company's investments in private debt securities. Fair values for private debt securities are estimated by discounting the expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments. Further discussion of investments and valuation is contained in Notes 6 and 14 to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's short-term cash needs consist primarily of working capital requirements, and dividends to shareholders. Historically, Liberty's operations have provided sufficient liquidity for the operations of the Company.

         At December 31, 2000, the Company had an income tax liability of approximately $132 million related to the sale of its insurance operations, which was remitted during the first quarter of 2001. The Company used a portion of the $149 million of cash that was on its balance sheet at December 31, 2000 to fund this payment.

         The Company's primary long-term cash needs are the possible need for capital should the Company identify an appropriate acquisition opportunity, and the expenditures associated with implementing high definition television broadcast operations. While exact costs are not presently known, the additional capital expenditures required over the next several years to comply with the FCC high definition television implementation deadline are anticipated to be approximately $25.0 million to $35.0 million.

         On a consolidated basis, Liberty's net cash used in operating activities was $75.5 million for 2001 compared with cash provided by operating activities of $28.8 million for 2000 and $53.7 million for 1999. The decrease in cash provided by operating activities is due to the payment in 2001 of approximately $132 million of income taxes related to the sale of its insurance operations. Excluding the impact of the Company's discontinued insurance operations and the income taxes paid related to that sale, net cash provided by operations was $52.1 million in 2001 compared with $43.3 million and $37.4 million for 2000, and 1999, respectively.

         Liberty's net cash used in investing activities was $20.8 million in 2001 compared with net cash provided by investing activities of $359.3 million in 2000 and net cash used in investing activities of $25.8 million in 1999. The decrease in net cash provided by investing activities in 2001 was due to the $567.6 million of net cash received from the sale of the Company's insurance operations during 2000, partially offset by the $274.5 million of cash used to acquire KCBD and the Civic Communications television stations.

         Cash flow used in financing activities for 2001 was $17.2 million versus $251.0 million and $32.7 million in 2000 and 1999, respectively. Cash flow related to financing activities fluctuates primarily based on the level of borrowings or debt repayments. During 2000, funds from the sale of the Company's insurance operations were used to pay off the then outstanding balance on its revolving credit facility.

         During 2001, the Company repurchased 240,000 shares of its common stock for approximately $9.6 million. During 2000, the Company repurchased 683,500 shares of its common stock for approximately $24.6 million.

         On February 5, 2002, the Board of Directors of the Company extended to February 28, 2003, the Company's authorization to purchase from time to time up to 4 million shares of stock in the open market or directly negotiated transactions.

         In February 2000, the Company used $59.8 million from borrowings under its credit facility to acquire KCBD, the NBC affiliate in Lubbock, Texas. On November 1, 2000, the Company repaid this facility in full with a portion of the proceeds from the sale of its insurance operations.

         On August 25, 2000, the Company completed the redemption of all of the outstanding shares of its Series 1995-A Cumulative Convertible Preferred Stock. Shares were called for redemption at $35.00 per share plus accrued dividends for the period from July 1, 2000 through the Series 1995-A redemption date (September 5, 2000). Prior to the redemption date, all shares of the 1995-A Series were converted into common stock.

         On May 25, 1999 ("the redemption date"), the Company completed the redemption of all of the outstanding shares of its 1994-A Series Voting Cumulative Preferred Stock, and its 1994-B Series Voting Cumulative Preferred Stock. Shares were called for redemption at $35.00 per share and $37.50 per share for the 1994-A and 1994-B preferred stock, respectively, plus accrued interest from April 1, 1999 through the redemption date. Prior to the redemption date, all shares of the 1994-A Series were converted into common stock, and all but 8,170 shares of the 1994-B Series were converted into common stock.

         During 2001, the Company completed negotiations with NBC regarding its network affiliation agreements, and entered into a ten year agreement that calls for compensation payments from NBC for the first five years and is compensation neutral thereafter.

         The Company has committed to make certain investments in its venture capital funds when called by the fund's manager and to provide additional financing related to certain of its private debt holdings. The Company anticipates additional funding related to its venture capital portfolio of $1.7 million over the next two to five years, and funding of its private debt and equity holdings of approximately $7.1 million during 2002.

         At December 31, 2001 and 2000, the Company had no outstanding debt.

         On March 21, 2001, the Company entered into a $100 million unsecured 364-day revolving credit facility with a bank. At the end of the term of the facility any outstanding principal and interest will come due, unless the bank, in its sole discretion, otherwise extends the facility. The facility provides that the funds drawn may be used for working capital and other general corporate purposes, capital expenditures, repurchases of common stock, acquisitions, and investments. No draws were made on this credit facility during 2001.

         The Company is currently negotiating with a bank for a renewal of this credit facility. While no assurances can be given as to the ultimate outcome of these negotiations, the Company believes that it will be able to renew the facility on substantially similar terms.

         The Company believes that its current level of cash, expected future cash flows from operations, and its credit facility are sufficient to meet the needs of its businesses. If suitable opportunities arise for additional acquisitions, the Company believes it can arrange for additional debt financing or use Common Stock or Preferred Stock as payment for all or part of the consideration for such acquisitions; or the Company may seek additional funds in the equity or debt markets.

MANAGEMENT'S DISCUSSION AND ANALYSIS
-------------------------------------------------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES

         Other Company commitments are shown in Note 17 to the Consolidated Financial Statements. Further discussion of investments and valuation is contained in Notes 2 and 14 to the Consolidated Financial Statements.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

         Portions of the Company's investment portfolio are exposed to equity price and interest rate risk. The Company held equity securities with a market value of $7.7 million and $1.6 million at December 31, 2001 and 2000, respectively. As of December 31, 2001, the majority of the portfolio is invested in a bond fund with a Aaa bond fund credit rating and an MR1 market risk rating from Moody's Investors Service. Bond funds rated MR1 are judged by Moody's to have very low sensitivity to changing interest rates and other market conditions, and as such tend to mitigate the interest risk inherent in debt securities.

         As of December 31, 2001 and 2000, real estate related investments totaled $13.4 million and $14.9 million, respectively. These investments consist primarily of residential land and lots in various stages of development and completion, and receivables related to prior land sales. The Company does not plan to make any future investments in real estate, but will continue to manage the existing portfolio to maximize the value to the Company. Substantially all of the remaining investment real estate is located in South Carolina.

         Additional disclosures concerning the fair values in relation to the carrying values of the Company's financial instruments are included in Notes 6 and 14 to the Consolidated Financial Statements.

NEW ACCOUNTING PRONOUNCEMENTS

         STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 141 & 142
         During the second quarter of 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, "Business Combinations", and Statement No. 142, "Goodwill and Other Intangible Assets". Statement No. 141 requires that the purchase method of accounting be used for business combinations initiated after June 30, 2001. The Company does not believe that Statement No. 141 will have a material effect on its financial statements. Statement No. 142 requires that goodwill and certain other identified intangibles no longer be amortized to earnings, but instead be reviewed for impairments. The amortization of goodwill and certain other identified intangibles ceases upon adoption of the Statement, which for the Company will be January 1, 2002. The Company believes that the effect of Statement No. 142 will have a material impact on its financial statements as its reported amortization expense will be significantly reduced in future periods. The Company expects a reduction in amortization expense of approximately $15.3 million during 2002.

CONSOLIDATED BALANCE SHEETS
THE LIBERTY CORPORATION AND SUBSIDIARIES

(In $000's)
                                                                                          AS OF DECEMBER 31,
                                                                                       2001                2000
                                                                                     -----------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                          $  35,489           $ 149,003
   Receivables (net of allowance for doubtful accounts of $2,250 and $2,218 in
     2001 and 2000, respectively)                                                       40,035              40,561
  Program rights                                                                         4,678               5,561
  Prepaid and other current assets                                                       4,638              46,194
  Income taxes receivable                                                                6,719                  --
  Deferred income taxes                                                                 20,272              15,109
                                                                                     ---------           ---------
     Total  current assets                                                             111,831             256,428

Property, plant, and equipment
  Land                                                                                   5,639               5,494
  Buildings and improvements                                                            37,819              33,152
  Furniture and equipment                                                              153,092             152,626
  Less: Accumulated depreciation                                                      (106,646)           (101,593)
                                                                                     ---------           ---------
                                                                                        89,904              89,679
Intangibles (net of accumulated amortization)                                          481,413             501,055
Investments and other assets                                                            54,190              48,845
                                                                                     ---------           ---------
       Total assets                                                                  $ 737,338           $ 896,007
                                                                                     =========           =========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued expenses                                              $  16,919           $  68,517
  Program contract obligations                                                           4,949               5,578
  Accrued income taxes                                                                     663             138,297
                                                                                     ---------           ---------
     Total current liabilities                                                          22,531             212,392

Deferred income taxes                                                                  123,556              92,797
Other liabilities                                                                        9,580               9,825
                                                                                     ---------           ---------
Total liabilities                                                                      155,667             315,014
                                                                                     ---------           ---------
Shareholders' equity
   Common stock (authorized - 50,000,000 shares, no par value, shares issued
    and outstanding - 19,749,632 shares in 2001, 19,538,452 shares in 2000)            104,865              99,033
    Unearned stock compensation                                                         (3,687)                 --
    Retained earnings                                                                  480,556             481,270
    Accumulated other comprehensive income (loss)                                          (63)                690
                                                                                     ---------           ---------
     Total shareholders' equity                                                        581,671             580,993
                                                                                     ---------           ---------
       Total liabilities and shareholders' equity                                    $ 737,338           $ 896,007
                                                                                     =========           =========


See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME
THE LIBERTY CORPORATION AND SUBSIDIARIES
(In $000's, except per share data)

                                                                                        For the Years Ended December 31,
                                                                                      2001            2000             1999
                                                                                   ------------    ------------     -----------
REVENUES
 Station revenues (net of commissions)                                             $   166,129     $   161,184      $  144,044
 Cable advertising (net of commissions) and other revenues                              12,304          12,488           9,956
                                                                                   ------------    ------------     -----------
   NET REVENUES                                                                        178,433         173,672         154,000

EXPENSES

Operating expenses                                                                     103,904          95,564          80,390
Amortization of program rights                                                           7,937           5,852           5,855
Depreciation and amortization of intangibles                                            31,970          21,097          16,770
Corporate, general, and administrative expenses                                         11,882          12,238           8,200
                                                                                   ------------    ------------     -----------
   TOTAL OPERATING EXPENSES                                                            155,693         134,751         111,215

       OPERATING INCOME                                                                 22,740          38,921          42,785

Net investment income                                                                    3,996          16,696           2,477
Interest expense                                                                            --          14,366          15,133
                                                                                   ------------    ------------     -----------
       INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                            26,736          41,251          30,129

Provision for income taxes                                                              10,160          16,256          11,499
                                                                                   ------------    ------------     -----------
       INCOME FROM CONTINUING OPERATIONS                                                16,576          24,995          18,630

DISCONTINUED OPERATIONS

Income from operations of discontinued operations, net of income taxes                      --          26,061          25,939
Gain on sale of discontinued operations, net of $131,670 of income taxes                    --           2,502              --
                                                                                   ------------    ------------     -----------
    INCOME FROM DISCONTINUED OPERATIONS                                                     --          28,563          25,939

NET INCOME                                                                         $    16,576     $    53,558      $   44,569
                                                                                   ============    ============     ===========


EARNINGS PER SHARE:
Basic earnings per common share from continuing operations                            $0.85           $1.27           $0.92
Basic earnings per common share from discontinued operations                            --             1.47            1.37
                                                                                   ------------    ------------     -----------
Basic earnings per common share                                                       $0.85           $2.74           $2.29
                                                                                   ============    ============     ===========

Diluted earnings per common share from continuing operations                          $0.84           $1.27           $0.91
Diluted earnings per common share from discontinued operations                          --             1.45            1.34
                                                                                   ------------    ------------     -----------
Diluted earnings per common share                                                     $0.84           $2.72           $2.25
                                                                                   ============    ============     ===========


See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
THE LIBERTY CORPORATION AND SUBSIDIARIES
(Amounts in $000's except per share data)

                                                                                          ACCUMULATED
                                            COMMON             CONVERTIBLE   UNEARNED        OTHER
                                            SHARES    COMMON    PREFERRED     STOCK      COMPREHENSIVE      RETAINED
                                         OUTSTANDING   STOCK       STOCK    COMPENSATION     INCOME (LOSS)   EARNINGS   TOTAL(1)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1999                     18,684      $70,565  $20,999       $(7,596)      $26,749   $418,790       $529,507
Net income                                                                                                  44,569         44,569
Net unrealized investment losses, net of taxes                                                  (27,940)                  (27,940)


Dividends - Common Stock - $0.88 per share                                                                 (16,835)       (16,835)
Dividends - Redeemable Preferred Stock -
   $2.10 per share                                                                                            (269)          (269)
Dividends - Convertible Preferred Stock -
   $1.75 per share                                                                                            (926)          (926)
Stock issued for employee benefit and
   performance incentive compensation
   programs                                        87        1,353                  2,539                                   3,892
Income tax benefit resulting from employee
   exercise of options                                       1,505                                                          1,505
Stock issued for conversion of redeemable
   preferred stock                                566       20,721                                                         20,721
Stock issued for conversion of convertible
   preferred stock                                171        5,968   (5,968)                                                   --
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                   19,508     $100,112  $15,031       $(5,057)      $(1,191)  $445,329       $554,224
-----------------------------------------------------------------------------------------------------------------------------------

Net income                                                                                                  53,558         53,558
Net unrealized investment gains, net of taxes                                                     1,881                     1,881
Dividends - Common Stock - $0.88 per share                                                                 (17,252)       (17,252)
Dividends - Convertible Preferred Stock -
   $1.75 per share                                                                                            (365)          (365)
Stock issued for employee benefit and
   performance incentive compensation
   programs                                       285        8,376                  5,057                                  13,433
Income tax benefit resulting from employee
   exercise of options                                         133                                                            133
Stock issued for conversion of convertible
   preferred stock                                429       15,031  (15,031)                                                   --
Stock repurchased                                (684)     (24,619)                                                       (24,619)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                   19,538      $99,033       --            --          $690   $481,270       $580,993
-----------------------------------------------------------------------------------------------------------------------------------

Net income                                                                                                  16,576         16,576
Net unrealized investment losses, net of taxes                                                     (753)                     (753)
Dividends - Common Stock - $0.88 per share                                                                 (17,290)       (17,290)
Stock issued for employee benefit and
   performance incentive compensation
   programs                                       452       14,200                 (3,687)                                 10,513
Income tax benefit resulting from employee
   exercise of options                                       1,274                                                          1,274
Stock repurchased                                (240)      (9,642)                                                        (9,642)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001                   19,750     $104,865       --       $(3,687)         $(63)  $480,556       $581,671
-----------------------------------------------------------------------------------------------------------------------------------

(1) Comprehensive income (loss), which includes the aggregate of net income and net unrealized investment gains (losses), was $15,823, $55,439, and $16,629, for 2001, 2000 and 1999 respectively.

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
THE LIBERTY CORPORATION AND SUBSIDIARIES
(In $000's)

                                                                                      FOR THE YEARS ENDED DECEMBER 31,
                                                                                   2001              2000             1999
                                                                               --------------    -------------    -------------
OPERATING ACTIVITIES
Income from continuing operations                                              $    16,576       $    24,995      $    18,630
Adjustments to reconcile income from continuing operations to net cash provided by (used in) operating activities:
     Gain (Loss) on sale of operating assets                                           147               456             (983)
     Realized investment (gains) losses                                              2,211            (9,981)            (143)
     Depreciation                                                                   16,049            13,807           12,605
     Amortization of intangibles                                                    15,921             7,290            4,165
     Amortization of program rights                                                  7,937             5,852            5,855
     Cash paid for program rights                                                   (7,873)           (6,362)          (6,012)
     Provision for deferred income taxes                                             9,497               737           (2,122)
Changes in operating assets and liabilities, net of effects of acquisitions:
     Receivables                                                                       526            (2,321)          (2,987)
     Other assets                                                                   42,865             9,429           (3,436)
     Accounts payable and accrued expenses                                         (51,598)            5,825            2,179
     Accrued income taxes                                                         (128,254)            6,690            5,920
     Other liabilities                                                                (245)          (12,607)           1,259
     All other operating activities, net                                               743              (515)           2,443
     Net cash provided by (used in) operating activities of discontinued operations     --           (14,516)          16,329
------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                                (75,498)           28,779           53,702
------------------------------------------------------------------------------------------------------------------------------
INVESTMENT ACTIVITIES
Purchase of property and equipment                                                 (13,853)           (9,691)          (9,184)
Proceeds from sale of property and equipment                                           750                84               --
Net cash paid for purchase of television stations                                       --          (231,312)              --
Funding of trust for unremitted television station  purchase price                      --           (43,168)              --
Investment securities sold                                                           2,755            13,957           15,169
Investment securities matured                                                           --                --            2,722
Investment securities acquired                                                     (12,502)           (2,440)            (263)
Purchase of investment properties                                                       --            (1,874)         (13,422)
Proceeds from sale of investment properties                                          2,010            12,947            6,417
Proceeds from sale of subsidiary (net of cash sold)                                     --           567,568               --
Net cash provided by (used in) investing activities of discontinued operations          --            53,216          (27,214)
------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                                (20,840)          359,287          (25,775)
------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from borrowings                                                                --         2,628,500        2,625,000
Principal payments on debt                                                              --        (2,862,500)      (2,674,000)
Dividends paid                                                                     (17,290)          (17,617)         (18,030)
Stock issued for employee benefit and compensation programs                          9,756             1,269            3,552
Redemption of preferred stock                                                           --                --             (306)
Repurchase of common stock                                                          (9,642)          (24,619)              --
Net cash provided by financing activities of discontinued operations                    --            24,012           31,116
------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY(USED IN) FINANCING ACTIVITIES                                 (17,176)         (250,955)         (32,668)
------------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH                                                       (113,514)          137,111           (4,741)
Cash at beginning of year                                                          149,003            11,892           16,633
------------------------------------------------------------------------------------------------------------------------------
CASH AT END OF YEAR                                                                $35,489          $149,003          $11,892
------------------------------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES

1.       NATURE OF OPERATIONS

         The Liberty Corporation and Subsidiaries, ("Liberty" or "the Company"), through its operating subsidiary, Cosmos Broadcasting, owns fifteen network-affiliated television stations, principally located in the Southeast and Midwest. In addition, Cosmos owns CableVantage Inc., a cable advertising sales subsidiary; Take Ten productions, a video production facility; and Broadcast Merchandising Company, a professional broadcast equipment dealership.

         The Company completed the sale of its insurance operations on November 1, 2000, as more fully discussed in Note 3. The insurance operations have been accounted for as discontinued operations, and accordingly prior period financial statements and footnotes have been restated to conform to this presentation.

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

CASH AND CASH EQUIVALENTS

         The Company includes with cash and cash equivalents all highly liquid investments which mature within three months of the date of acquisition. The Company routinely enters into repurchase agreements with banks whereby the Company makes overnight purchases of government securities using its available cash balances. The following day, the bank is required to repurchase the investments from the Company. Overnight investments of $18,693,000 and $3,394,000 were included in cash and cash equivalents at December 31, 2001 and 2000, respectively.

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

PROGRAM CONTRACT OBLIGATIONS

         Program contract obligations represent the gross amounts to be paid to program suppliers over the life of the contracts. Program rights acquired through the assumption of program contract obligations were approximately $7,244,000 and $5,925,000 for 2001 and 2000, respectively. Commitments for license agreements that were executed but were not reported in the accompanying balance sheets because they were not available for broadcasting were $11,703,000 and $13,505,000 for 2001 and 2000, respectively.

PROPERTY, PLANT, AND EQUIPMENT

         Property, plant, and equipment are recorded at cost. Depreciation over the estimated useful lives of the properties is determined principally using the straight-line method with lives ranging from 3 to 30 years.

STATION REVENUES

         Station revenues are generated primarily from the sale of television advertising time, and are recognized in the period during which the time spots are aired. Station revenues are presented net of agency commissions of $27,185,000, $26,643,000, and $23,445,000 in 2001, 2000, and 1999, respectively.
Station revenues also include revenues from network affiliation contracts. Revenues from network affiliation contracts are recorded as earned over the life of the contract.

CABLE ADVERTISING REVENUES

         Cable advertising revenues are generated primarily from assisting local cable operators with the sale of commercial time available in cable network programs. Revenues are recognized in the period during which the time spots sold by the Company are aired by the local cable operator. Cable advertising and other revenues are presented net of commissions of $1,496,000, $1,496,000, and $1,215,000 in 2001, 2000, and 1999, respectively.

CONCENTRATION OF CREDIT RISK

         A significant portion of the Company's accounts receivable are due from local and national advertising agencies. Such amounts are generally unsecured.

BARTER TRANSACTIONS

         Revenue from barter transactions is recognized when advertisements are broadcast. Barter revenue is recognized based on the fair value of merchandise or services received by the Company. Revenue from barter transactions was $3,198,000, $2,785,000, and $2,365,000 for the years 2001, 2000, and 1999 respectively.

         Merchandise or services received are charged to cost and expense when received or used. Expense related to barter transactions was $3,113,000, $2,665,000, and $2,277,000 for the years 2001, 2000, and 1999, respectively.

REALIZED AND UNREALIZED INVESTMENT GAINS AND LOSSES

         Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive income. Realized gains and losses and declines in value judged to be other-then-temporary on available-for-sales securities are included in net investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in other income.

         Realized gains and losses on the sale of real estate acquired for development and resale are included in net investment income. Realized gains and losses include write-downs for impaired values of investment assets. The Company establishes impairments on specific assets at the time the Company judges the assets to have been impaired and this impairment can be estimated.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 141 & 142

         During the second quarter of 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, "Business Combinations", and Statement No. 142, "Goodwill and Other Intangible Assets". Statement No. 141 requires that the purchase method of accounting be used for business combinations initiated after June 30, 2001. The Company does not believe that Statement No. 141 will have a material effect on its financial statements. Statement No. 142 requires that goodwill and certain other identified intangibles no longer be amortized to earnings, but instead be reviewed for impairments. The amortization of goodwill and certain other identified intangibles ceases upon adoption of the Statement, which for the Company will be January 1, 2002. The Company believes that the effect of Statement No. 142 will have a material impact on its financial statements as its reported amortization expense will be reduced by approximately $15.3 million in future periods.

RECLASSIFICATIONS

         Reclassifications have been made in the 2000 and 1999 Consolidated Financial Statements to conform to the 2001 presentation.

3. DISCONTINUED OPERATIONS

         On June 19, 2000, the Company entered into a Purchase Agreement (the "Purchase Agreement") with Royal Bank of Canada ("RBC"), a Canadian-chartered bank, pursuant to which RBC was to acquire from the Company all of the issued and outstanding shares of capital stock of Liberty Life Insurance Company, Liberty Insurance Services Corporation, The Liberty Marketing Corporation, LC Insurance Limited and Liberty Capital Advisors, Inc., for a total of approximately $648 million, consisting of a dividend from Liberty Life Insurance Company of up to $70 million and the balance in cash from Royal Bank of Canada. On September 29, 2000, the shareholders of the Company approved the purchase agreement described above. Accordingly, these entities have been treated as discontinued operations in the accompanying financial statements. The transaction closed on November 1, 2000 with Liberty receiving $567.6 million in net cash proceeds and approximately $16 million in non-cash assets (mainly investments in venture capital funds and low income housing tax credits).

   Operating results in 2000 include operations through September 29, 2000, the date the shareholders approved the transaction. Results from that date through the date of sale are included in the gain on the sale of discontinued operations.

   Summarized disclosure of the Company's discontinued operations is as follows:

(in $000's)                                YEAR ENDED
                                          DECEMBER 31,
----------------------------------------------------------
                                       2000          1999
                                   ----------    ----------
Revenues                           $ 278,796     $ 361,184
Expenses                             241,884       324,490
                                   ---------     ---------
Income from discontinued
 operations before taxes              36,912        36,694
Income taxes                          10,851        10,755
                                   ---------     ---------
Income from discontinued
 operations                        $  26,061     $  25,939
                                   =========     =========

4.       TELEVISION STATION ACQUISITIONS

         On February 29, 2000, the Company completed the acquisition of KCBD, the NBC affiliate in Lubbock, TX in a cash transaction for $59.8 million. This purchase was funded using proceeds from the Company's credit facility.

         On December 1, 2000, the Company completed its acquisition of Civic Communications. The agreed-upon purchase price for all of the outstanding common stock of Civic Communications was $204 million. The Company used proceeds from the sale of its insurance operations, which was completed November 1, 2000, to fund the transaction. Civic Communications owned and operated WLBT-TV, the NBC affiliate in Jackson, MS, KLTV-TV, the ABC affiliate in Tyler, TX, and KTRE-TV, the satellite affiliate of KLTV in Lufkin, TX.

         The operating results of the acquired businesses are included in the consolidated statements of income from their respective dates of acquisition.

         Both of the acquisitions were accounted for by the purchase method of accounting and, accordingly, the purchase price of the acquired businesses were allocated to underlying assets and liabilities based on fair values. For the Civic Communications acquisition, the purchase price was allocated based on preliminary estimates which were finalized in 2001 based upon receipt of the final appraisal of the television station assets. Intangible assets and goodwill have been adjusted to reflect the final purchase price.

         The purchase price, liabilities assumed, and expenses associated with the acquisitions exceeded the fair value of the assets purchased by approximately $289.5 million and was assigned to intangible assets and goodwill, to be amortized over 40 years.

         A summary of the purchase price allocation for the 2000 acquisitions follows:

 (In $000's)
 Receivables                      $  6,616
 Program rights                      5,835
 Other assets                       17,402
 Property, plant  and equipment     30,429
 Other intangibles                   1,169
 FCC licenses, network
   affiliation agreements, and     221,166
   other assets
 Goodwill                           68,355
                                  --------
 Total assets acquired                           350,972

 Accounts payable                    1,724
 Program contract obligations        5,918
 Other liabilities                     126
 Deferred tax liability             66,618
                                  --------
 Less liabilities assumed                         74,386
                                                --------
 Total cost of acquisitions                     $275,586
                                                ========

         At the time of closing, the Company agreed to pay a portion of the purchase price to the Civic Communications stockholders at a future date. Other current assets at December 31, 2000 include $43.2 million of this unpaid purchase price. A corresponding liability is included in accounts payable and accrued liabilities. The unpaid purchase price was remitted to the Civic Communications stockholders during the first quarter of 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES

         The following table sets forth the unaudited pro forma results of operations as if the acquisitions had been consummated at the beginning of 2000 and at the beginning of 1999:


(in $000's except per share data)   2000             1999
-----------------------------------------------------------
Net revenues                      $204,588        $191,723
Net income                         $36,684         $32,575
Earnings per basic share             $1.87           $1.66
Earnings per diluted share           $1.86           $1.64

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

5.       INTANGIBLE ASSETS

         Intangibles include Federal Communication Commission ("FCC") licenses, network affiliations and goodwill, and are amortized on a straight-line basis principally over forty years. Carrying amounts are regularly reviewed by management for indications of impairment and are adjusted accordingly when appropriate. Management considers each station's current and projected cash flow, along with the current market conditions for the sale of television stations in assessing the recoverability of these intangibles. Based on these factors, management concluded that there is no persuasive evidence that a material portion of these intangibles will dissipate over a period shorter than the assigned amortizable life.

         The major classifications of intangible assets are as follows:

(in $000's)                                       December 31
                                              --------------------
                                                 2001       2000
                                              --------------------
     FCC licenses and network affiliations    $ 460,823   $462,172

     Goodwill                                    75,900     76,243

     Goodwill (prior to 1970)                     4,071      4,071

     Other intangibles                            4,702      5,763
                                              --------------------
                                                545,496    548,249

     Less accumulated amortization              (64,083)   (47,194)
                                              --------------------
                                              $ 481,413   $501,055

         Amounts not being amortized ($4,071,000) represent the excess of the total cost over the underlying value of the tangible and amortizable intangible assets acquired prior to 1970 (the effective date of Opinion No. 17 "Intangible Assets" of the Accounting Principles Board).

6.       INVESTMENTS AND OTHER ASSETS

         The Company realized $1,053,000, $13,987,000, and $1,194,000 in gains on the sale of available-for-sale securities in 2001, 2000, and 1999, respectively. The Company realized $15,000, $1,104,000, and $0 in losses on the sale of available-for-sale securities in 2001, 2000, and 1999, respectively. Gains and losses on the sale of available-for-sale securities are reported in net investment income on the face of the income statement.

         The major classifications of investments and other assets are as follows:


    (in 000's)                                      December 31
                                                  ----------------
                                                    2001    2000
                                                  ----------------
    Marketable equity securities                  $ 7,733  $ 1,569

    Private equity investments                      7,539    6,026

    Private debt securities                         3,500       --

    Real estate related investments                13,379   14,897

    Investments in venture capital funds            8,094   11,323

    Investments in low income housing tax credits   7,311    8,177

    Other                                           6,634    6,853
                                                  ----------------
    Total investments and other assets            $54,190  $48,845

         Investments in debt securities and marketable equity securities are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that all debt and marketable equity securities be classified into one of three categories -- held to maturity, available-for-sale, or trading. The Company currently has no securities classified as held to maturity or trading.

         Investments are generally held in the Corporate segment, and are reported on the following basis:

         - Marketable equity securities are all considered available-for-sale and are carried at fair value. The fair values for marketable equity securities are based on quoted market prices.

         - Private equity investments, all of which represent an ownership level of less than 20%, are carried at cost, which includes provisions for impaired value when appropriate.

         - Private debt securities classified as available-for-sale are stated at fair value with unrealized gains and losses, after adjustment for deferred income taxes, reported directly in shareholders' equity in accumulated other comprehensive income
                  (loss). Fair values for private debt securities are estimated by discounting the expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments.

         - Real estate related investments consist primarily of residential land and lots in various stages of development and completion, and receivables related to prior land sales. The Company's real estate properties were held for sale at December 31, 2001 and 2000, and accordingly are carried at the lower of cost or fair market value less costs to sell.

         - Investments in venture capital funds are generally carried at cost, which includes provisions for impaired value where appropriate.

         - Investments in low income housing tax credits are accounted for using the cost method, in accordance with Emerging Issues Task Force 94-1 "Accounting for Tax Benefits Resulting from Investments in Affordable Housing Projects". Under the cost method, any excess of the carrying amount of the investment over its estimated residual value is amortized over the remaining period during which the Company is to receive tax credits.

7.       REVOLVING CREDIT FACILITY

         In November 2000, the Company sold its insurance operations for approximately $648 million (See Note 3). The Company used approximately $258 million of its net cash proceeds from this sale to repay its credit facility in full.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES

         The Company had no outstanding debt, nor interest expense, during 2001. Interest paid, net of amounts capitalized, amounted to approximately $15,005,000 and, $16,076,000 in 2000 and 1999, respectively. Interest capitalized amounted to $-0- and $239,000 in 2000 and 1999, respectively.

         In March 2001, the Company entered into a $100 million unsecured 364-day revolving credit facility with a bank. At the end of the term of the facility any outstanding principal and interest will come due, unless the bank, in its sole discretion, otherwise extends the facility. The facility provides that the funds drawn may be used for working capital and other general corporate purposes, capital expenditures, repurchases of common stock, acquisitions, and investments. No draws were made on this credit facility during 2001.

         Subsequent to December 31, 2001 the Company entered into negotiations with a bank to secure a renewal of this facility.

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

         On August 25, 2000, the Company completed the redemption of all of the outstanding shares of its Series 1995-A Cumulative Convertible Preferred Stock. Shares were called for redemption at $35.00 per share plus accrued dividends for the period from July 1, 2000 through the redemption date (September 5, 2000). Prior to the redemption date, all shares of the 1995-A Series were converted into common stock.

         The Company has adopted a Shareholder Rights Plan and declared a dividend of one preferred stock purchase right for each outstanding share of common stock. Upon becoming exercisable, each right entitles the holder to purchase for a price of $150.00 one one-hundredth of a share of Series A Participating Cumulative Preferred Stock. All of the rights may be redeemed by the Company at a price of $.01 per right until ten business days (or such later date as the Board of Directors determines) after the public announcement that a person or group has acquired beneficial ownership of 20 percent or more of the outstanding common shares ("Acquiring Person"). Upon existence of an Acquiring Person, the Company may redeem the rights only with the concurrence of a majority of the directors not affiliated with the Acquiring Person. The rights, which do not have voting power and are not entitled to dividends, expire on August 7, 2010. The rights are not exercisable until ten business days after the public announcement that a person has become an Acquiring Person or after the commencement of a tender offer or exchange offer if, upon consummation, such person or group would become an Acquiring Person. If, after the rights become exercisable, the Company becomes involved in a merger or certain other major corporate transactions, each right will entitle its holder, other than the Acquiring Person, to receive common shares with a deemed market value of twice such exercise price. There are 10,000,000 shares of preferred stock, no par value per share authorized for issuance. At December 31, 2001, there were 140,000 shares of preferred stock that were reserved for issuance in connection with the Shareholder Rights Plan.

         The Company repurchased through negotiated transactions and in the open market 240,000 and 684,000 common shares during 2001 and 2000, respectively.

         The components of unrealized appreciation on fixed maturity securities available for sale and equity securities in the balance sheet caption accumulated other comprehensive income (see Note 15) as of December 31 are as follows:

(In $000s)                                  2001       2000
-------------------------------------------------------------
Carrying value of securities                 $233     $1,569
Amortized cost of securities                 (334)      (507)
                                         --------------------
Net unrealized appreciation (depreciation)   (101)     1,062
Deferred income taxes                          38       (372)
-------------------------------------------------------------
  Total                                      $(63)      $690

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

         Net periodic postretirement benefit cost included the following components:

(In $000s)                                2001   2000   1999
--------------------------------------------------------------
Service cost                               $26    $31    $25
Interest cost                              163    149    113
--------------------------------------------------------------
Net periodic postretirement benefit cost  $189   $180   $138

         The following schedule reconciles the accumulated postretirement benefit obligation included in other liabilities on the balance sheets as of December 31, 2001 and 2000:

(in $000's)                               2001       2000
-----------------------------------------------------------
Benefit obligation at beginning of year  $2,437     $2,075
Service cost                                 26         31
Interest cost                               163        149
Plan participants' contributions            148        112
Benefits paid                              (297)      (419)
Actuarial loss                             (498)       489
-----------------------------------------------------------
Benefit obligation at end of year        $1,979     $2,437


         The following schedule reconciles the status of the Company's plan with the unfunded postretirement benefit obligation included in its balance sheets at December 31:

(In $000s)                                  2001       2000
------------------------------------------------------------
Funded status                              $1,979     $2,437
Unrecognized prior service cost               (23)       (26)
Unrecognized net (loss)                      (119)      (651)
------------------------------------------------------------
Accrued postretirement benefit obligation  $1,837     $1,760

         The weighted-average discount rate is 7.25% and 7.75% for 2001 and 2000, respectively. At December 31, 2001, a 5.5% annual rate of increase in the per capita cost of covered medical benefits is assumed for 2002. The rate is to remain at 5.5% in 2003 and thereafter. At December 31, 2000, a 6% annual rate of increase in the per capita cost of covered medical benefits is assumed for 2001. The rate is to decrease to 5.5% in 2002 and remains at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the medical plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES

         A one-percentage-point change in assumed health care cost trend rates would have the following effects:

In $000's                                1%        1%
                                     Increase  Decrease
----------------------------------------------------------
Effect on total of service and
interest rate components                    $1      $(1)
Effect on postretirement benefit
obligation                                 $15     $(15)

         The Company has a retirement and savings plan for substantially all of its employees. The plan has features of both a profit sharing plan and a voluntary Thrift Plan qualified under Section 401(k) of the Internal Revenue Code. The profit sharing component of the Plan allows for contributions to be made to the Plan at the discretion of the Board of Directors. Contributions for this component of the Plan were $2,975,000, $2,271,000, and $1,926,000 in 2001,
2000, and 1999, respectively. The 401(k) component of the Plan allows employees to contribute to the Plan and the Company will make a matching contribution of up to 3% of the employees' compensation. The Company's matching contribution percentage may be changed at the discretion of the Company's Board of Directors. The Company's contributions for this component of the Plan were $1,214,000, $1,088,000, and $1,042,000 in 2001, 2000, and 1999, respectively.

10.      STOCK OWNERSHIP AND STOCK OPTION PLANS

         The Company has a Performance Incentive Compensation Program (the "Program") which provides that the Compensation Committee of the Board of Directors may grant: (a) incentive stock options within the meaning of Section 422 of the Internal Revenue Code; (b) non-qualified stock options; (c) performance units; (d) awards of restricted shares of the Company's common stock; (e) awards of unrestricted shares of the Company's common stock; (f) phantom stock units; (g) or any combination of the foregoing to outside directors, officers and key employees provided, however, that non-employee directors are not eligible to receive incentive stock options. Only common stock, not to exceed 5,000,000 shares, may be delivered under the Program; and shares so delivered will be made available from the authorized but unissued shares or from shares reacquired by the Company, including shares purchased in the open market. The aggregate number of shares that may be acquired by any participant in the Program is limited to a maximum of 400,000 stock options during a single calendar year and a maximum of 100,000 shares of other stock-based awards during a single calendar year. As of December 31, 2001, 51 outside directors, officers and employees were participants in the Program.

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

         Stock options under the Program are issued at least at 100% of the market price on the date of grant, are vested over such period of time, which generally may not be less than one year, as may be established by the Compensation Committee, and expire no more than ten years after the grant. As required by the Program, the sale of the Company's insurance operations on November 1, 2000, resulted in the vesting of all of the then outstanding stock options.

         Of the non-qualified options outstanding, 305,278 were exercisable at December 31, 2001; 987,485 were exercisable at December 31, 2000; and 358,842 were exercisable at December 31, 1999. The options expire on various dates beginning June 15, 2003, and ending October 4, 2011.

         In accordance with the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans other than for awards of restricted shares. Expense is recognized over the vesting period of the restricted shares. Expense related to restricted shares totaled $757,000 for the year ended December 31, 2001. Commensurate with the sale of the Company's insurance operations on November 1, 2000, all of the then outstanding restricted stock vested. The expense related to this required vesting was included in the gain on the sale of discontinued operations. Prior to the sale of the insurance operations, the Company had expensed approximately $2,438,000 in 2000. Expense in the aggregate for both the continuing and discontinued operations totaled $1,816,000, for the year ended December 31, 1999.

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

         The weighted average grant-date estimated fair value of grants during 2001, 2000, and 1999 using a Black-Scholes option pricing model, and the weighted average assumptions used to determine the estimated fair value are as follows:

                                    2001     2000     1999
--------------------------------------------------------------
 Estimated fair value               $8.27     $8.98   $13.00
 Underlying assumptions used
    to determine estimated
    fair value:
      Risk free interest rate       4.88%      6.6%     5.5%
      Dividend yield                 2.6%      2.8%     1.8%
      Expected stock price          0.23      0.23     0.18
      volatility
      Weighted average expected   7 YEARS   7 years  7 years
      life

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES

         For purposes of pro forma disclosures the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information is as follows:

 (In $000's, except per share     2001      2000      1999
 amounts)
---------------------------------------------------------------
 Net Income:
    As Reported                  $16,576   $53,558   $44,569
    Pro forma                     15,928    50,897    43,618
 Basic Earnings per Share:
    As Reported                    $0.85     $2.74     $2.29
    Pro forma                       0.81      2.60      2.24
 Diluted Earnings per Share:
    As Reported                    $0.84     $2.72     $2.25
    Pro forma                       0.81      2.58      2.19

         The following schedule summarizes activity in the Program during the three years ending December 31, 2001:

                                               Non-Qualified
                      Restricted Shares        Stock Options
-----------------------------------------------------------------
                              Market
                     Number    Price                    Average
                       of     at Date      Number      Exercise
                     Shares    Given     of Options     Price
-----------------------------------------------------------------
Outstanding at
January 1, 1999      294,327              930,290      $36.58
Awarded               86,305     $51.88    86,890       49.79
Vested               (41,242)     29.57
Exercised                                (148,222)      26.50
Forfeited           (173,136)     43.54   (28,600)      40.26
-----------------------------------------------------------------
Outstanding at
December 31, 1999    166,254              840,358       39.60
Awarded              285,560     $31.39   261,460      $32.12
Vested              (436,564)     35.36
Exercised                                 (38,565)      30.37
Forfeited            (15,250)     51.88   (57,328)      41.97
-----------------------------------------------------------------
Outstanding at
December 31, 2000         --            1,005,925      $37.86
Awarded              125,000     $35.55   857,000      $33.54
Vested                   --
Exercised                                (326,180)      29.91
Forfeited                --              (392,207)      43.57
-----------------------------------------------------------------
OUTSTANDING AT
DECEMBER 31, 2001   125,000             1,144,538      $34.94

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

         The following table summarizes information concerning currently outstanding and exercisable stock options:

                                              WTD.                    WTD.
                   NUMBER       WTD. AVG.     AVG.        NUMBER      AVG.
    RANGE OF        OUT-       REMAINING    EXERCISE     EXERCIS-  EXERCISE
EXERCISE PRICES   STANDING      LIFE         PRICE         ABLE      PRICE
-------------------------------------------------------------------------------
$25.75 - $29.99     26,500       2.06        $27.19       26,500      $27.19
$30.00 - $39.99    926,543       9.02         33.56       87,283       33.02
$40.00 - $51.88    191,495       6.00         42.72      191,495       42.72
-------------------------------------------------------------------------------
Total or
 wtd. average     1,144,538      8.36        $34305,278       $38.60

         At December 31, 2001, there were 724,138 shares of the Company's stock reserved for future grants under the Program.

11. PROVISION FOR INCOME TAXES

         The provision (benefit) for income taxes consists of the following:

     (in $000's)                  2001     2000      1999
                               -------------------------------
     Continuing operations
     Current:
     Federal                      $  --    $14,082  $12,259
     State and local                 663     1,437    1,362
                               -------------------------------
     Total current                   663    15,519   13,621
     Deferred:
     Federal                       8,747       672   (1,910)
     State and local                 750        65     (212)
                               -------------------------------
     Total deferred                9,497       737   (2,122)
                               -------------------------------
     Total tax provision         $10,160   $16,256  $11,499
                               ===============================
     Discontinued operations      $ --    $142,521  $10,755


         Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

         Significant components of the Company's deferred tax liabilities and assets as of December 31, 2001 and 2000 are as follows:

  (in $000's)                                             2001     2000
                                                        ------------------
  Deferred tax liabilities:
      Basis in fixed assets                             $12,832  $16,038
      Basis  in intangible assets                       110,724   85,929
      Other                                                  --    1,705
                                                       -------------------
  Total deferred tax liabilities                        123,556  103,672
  Deferred tax assets:
      Book over tax partnership losses                      973    4,225
      Bad debts                                             869      718
      Net operating losses/tax credits/capital losses     7,731    2,212
      Employee benefits                                   1,914   18,829
      Other, net                                            235       --
      Valuation reserves                                 (1,450)      --
                                                       -------------------
  Total deferred tax assets                              20,272   25,984
                                                       -------------------
  Net deferred tax liability                           $103,284  $77,688

         The following table reconciles income tax computed at the U.S. federal statutory tax rates to income tax expense:

(in $000's)                                  2001       2000    1999
                                          -----------------------------
  Federal income tax rate                    35%       35%      35%
  Rate applied to pre-tax income            $9,358   $14,438  $10,545
  State taxes, net of federal tax benefit    1,503       879      642
  Tax credits                               (1,200)     (750)    (413)
  Non-deductible compensation                   --       761       --
  Other                                        499       928      725
                                          ------------------------------
  Provision for income taxes               $10,160   $16,256  $11,499

         As of December 31, 2001, the Company has federal operating loss carryforwards of approximately $24,725,000, of which $18,725,000 was generated in 2001 and expires in 2021. The remaining $6,000,000 were acquired by the Company through the purchase of WWAY-TV in December, 1998, and expire in 2015. They will be utilized against future earnings, but are limited to $1,600,000 per year. The Company also has state operating loss carryforwards of approximately $149,000,000 expiring from 2003 to 2017. The Company utilized state operating loss carryforwards of approximately $29,000,000 and $28,000,000 in 2001 and 2000, respectively. The Company recorded a valuation allowance of $1,450,000 on the state operating loss carryforwards. Income taxes paid were approximately $139,399,000, $22,800,000, and $18,376,000 in 2001, 2000, and 1999,
respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES

12.      QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

         Quarterly results of operations for each of the years ended December 31, 2001 and 2000 are as follows:

(In $000's, except
per share data)                        QUARTER ENDED 2001
                            ----------------------------------------
                             MARCH 31  JUNE 30  SEPT. 30  DEC. 31
                            ----------------------------------------
  Net revenues                $42,165   $47,954  $40,173  $48,141
  Operating income             $3,696    $9,233     $388   $9,423
  Income (Loss) from
   continuing operations       $4,293    $7,280    $(961)  $5,964
  Income from
  discontinued operations         $--       $--      $--      $--
  Net income (loss)            $4,293    $7,280    $(961)  $5,964
  Basic earnings (loss)
   per share                   $ 0.22    $ 0.37   $(0.05)  $ 0.30
  Diluted earnings (loss)
   per share                   $ 0.22    $ 0.37   $(0.05)  $ 0.30

(In $000's, except
per share data)                           QUARTER ENDED 2000
                               ----------------------------------------
                                MARCH 31  JUNE 30  SEPT. 30  DEC. 31
                               ----------------------------------------
  Net revenues                   $36,959   $44,025  $43,292  $49,396
  Operating income                $6,224   $11,737  $10,468  $10,492
  Income from continuing          $7,887    $4,412   $3,993   $8,703
  operations

  Income from
  discontinued operations         $7,510   $10,978   $7,573   $2,502
  Net income                     $15,397   $15,390  $11,566  $11,205
  Basic earnings per share        $ 0.79    $ 0.79   $ 0.60   $ 0.57
  Diluted earnings per            $ 0.78    $ 0.78   $ 0.58   $ 0.57
   share

13.      EARNINGS PER SHARE

         The following tables reconcile the numerators and denominators for the basic and diluted earnings from continuing operations per share calculations for the years ended December 31, 2001, 2000 and 1999:

                                             For the year ended 2001
                                          -------------------------------
($000's, except per share amounts)                       Shares    Per
                                             Income     (Denom-   Share
                                          (Numerator)    inator   Amount
                                          -------------------------------
Income from continuing operations           $16,576
BASIC EPS FROM CONTINUING
 OPERATIONS:
Income from continuing operations
 available to common shareholders            16,576     19,581    $0.85
                                                                 ========
Effect of Dilutive Securities:

Stock options                                    --         99
                                          ----------------------
DILUTED EPS FROM CONTINUING
 OPERATIONS:
Income from continuing operations
 available to common shareholders
 plus assumed conversions                   $16,576     19,680    $0.84
                                                                 ========

                                                For the year ended 2000
                                            -------------------------------
($000's, except per share amounts)                       Shares     Per
                                               Income   (Denom-     Share
                                            (Numerator)  inator    Amount
                                            ------------ --------- --------
Income from continuing operations             $24,995
Less: Preferred stock dividends                  (365)
                                            ------------
BASIC EPS FROM CONTINUING
 OPERATIONS:
Income from continuing operations
 available to common shareholders              24,630     19,379    $1.27
                                                                   ========
Effect of Dilutive Securities:
Stock options                                     ---         75
Convertible preferred stock                       365        267
                                            ----------------------
DILUTED EPS FROM CONTINUING
 OPERATIONS:

Income from continuing operations
 available to common shareholders
 plus assumed conversions                     $24,995     19,721    $1.27
                                                                   ========

                                                For the year ended 1999
                                            --------------------------------
($000's, except per share amounts)                        Shares     Per
                                               Income     (Denom-   Share
                                            (Numerator)    inator   Amount
                                            --------------------------------
Income from continuing                        $18,630
 operations
Less: Preferred stock                          (1,195)
 dividends
                                            -------------
BASIC EPS FROM CONTINUING
 OPERATIONS:
Income from continuing
 operations available to                       17,435      18,992   $0.92
 common shareholders
                                                                   =========
Effect of Dilutive Securities:
Stock options                                     ---         150
Redeemable preferred stock                        269         210
                                            ----------------------
DILUTED EPS FROM CONTINUING
 OPERATIONS:
Income from continuing
 operations available to

 common shareholders plus                     $17,704      19,352   $0.91
 assumed conversions
                                                       =========

         The diluted income from continuing operations per common share calculation excludes the effect of potentially dilutive shares when the inclusion of those shares in the calculation would have an anti-dilutive effect. For the year ended December 31, 1999, the Company had 544,000 weighted average shares of preferred securities which were not included in the diluted income from continuing operations per common share calculation as their effect was anti-dilutive.

14.      FAIR VALUES OF FINANCIAL INSTRUMENTS

         SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" requires the disclosure of the estimated fair value of all financial instruments, including both assets and liabilities unless specifically exempted. The following methods were used to estimate the fair values of the Company's financial instruments.

- Cash and cash equivalents: The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

- Receivables, income taxes receivable, and accounts payable: The carrying amounts reported in the balance sheet for these instruments approximates their fair value due to the short maturity of these items.

- Program contract obligations: Fair values on program contract obligations is estimated to approximate their carrying value as a result of their short term nature.

- Private debt securities: The carrying amounts reported in the balance sheet for theses securities approximates their fair value. Fair values are estimated by discounting the expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments.

- Marketable equity securities: The fair values for the available-for-sale marketable equity securities are based on quoted market prices.

- Investments in private equity securities, venture capital funds and low income housing tax credits: The Company determined that it was not practicable to estimate the fair values of its private equity, venture capital and low income housing tax credit investments because of a lack of primary and secondary market prices and the inability to estimate fair values without incurring excessive costs.

15.      COMPREHENSIVE INCOME

         The components of other comprehensive income (loss) and the related tax effects, for the years 2001, 2000, and 1999 are as follows:

(in $000's)                                Income
                               Amount        Tax        Amount
                               Before     (Expense)     Net of
          2001                  Taxes      Benefit      Taxes
----------------------------------------------------------------
Unrealized gain on
  available for sale             $1,029      $(391)       $638
  securities
Less:  reclassification
  adjustment for losses          (1,130)       429        (701)
  realized in net income
----------------------------------------------------------------
Net unrealized loss               $(101)       $38        $(63)
----------------------------------------------------------------
Total comprehensive income
  (loss)                          $(101)       $38        $(63)

(in $000's)                                Income
                               Amount        Tax        Amount
                               Before     (Expense)     Net of
          2000                  Taxes      Benefit      Taxes
----------------------------------------------------------------
Unrealized gain on
  available for sale               $323      $(113)       $210
  securities
Less:  reclassification
  adjustment for gains              739       (259)        480
  realized in net income
----------------------------------------------------------------
Net unrealized income            $1,062       $372        $690
----------------------------------------------------------------
Total comprehensive income       $1,062       $372        $690

                                          Income
(in $000's)                   Amount        Tax      Amount
                              Before     (Expense)   Net of
             1999             Taxes       Benefit     Taxes
----------------------------------------------------------------
Unrealized losses on
  available for sale             $ (312)      $110     $ (202)
  securities
Less:  reclassification
  adjustment for losses          (1,521)       532       (989)
  realized in net income
-----------------------------------------------------------------
Net unrealized losses          $ (1,833)      $642   $ (1,191)
-----------------------------------------------------------------
Total comprehensive income
  (loss)                       $ (1,833)      $642   $ (1,191)

16.      SEGMENT INFORMATION

         The Company operates primarily in the television broadcasting and cable advertising businesses. The Company currently owns and operates fifteen television stations, located principally in the Southeast and Midwest. Each of the stations is affiliated with a major network, with eight NBC affiliates, five ABC affiliates, and two CBS affiliates. The Company evaluates segment performance based on operating income, excluding unusual or non-operating items.

         The following tables summarize financial information by segment for the periods ended December 31, 2001, 2000, and 1999, respectively:

                 AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

 (In $000's)                                   CORPORATE
                        BROADCASTING   CABLE    & OTHER   TOTAL

  Revenues (net of          $166,129  $11,127  $1,177   $178,433
   commissions)
  Expenses:
   Operating                 100,811   10,071  12,841   123,723
   Depreciation and           29,485      603   1,882    31,970
   amortization
                         ----------------------------------------
  Total operating            130,296   10,674  14,723   155,693
  expenses
  Operating income            35,833      453 (13,546)   22,740
  Net investment income                         3,996     3,996
  Interest expense                                 --        --
                                                        ---------
  Income from continuing operations before              $26,736
  income taxes
                                                        =========
  Segment assets            $597,251   $5,006 $135,081  $737,338
  Expenditures for
  property and equipment     $10,734     $643  $2,476   $13,853

                 AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2000

 (In $000's)                                 CORPORATE
                         BROADCASTING  CABLE  & OTHER   TOTAL

  Revenues (net of          $161,184 $10,748   $1,740   $173,672
   commissions)
  Expenses:
   Operating                  87,038   9,578   17,038   113,654
   Depreciation and           19,033     592    1,472    21,097
   amortization
                         ----------------------------------------
  Total operating            106,071  10,170   18,510   134,751
   expenses
  Operating income            55,113     578  (16,770)   38,921
  Net investment income                        16,696    16,696
  Interest expense                             14,366    14,366
                                                        ---------
  Income from continuing operations  before             $41,251
  income taxes
                                                        =========
  Segment assets            $633,103  $4,418 $258,486   $896,007
  Expenditures for
  property and equipment      $9,032    $611      $48    $9,691


                 AS OF AND FOR THE YEAR ENDED DECEMBER 31, 1999

 (In $000's)                                   CORPORATE
                       BROADCASTING   CABLE     & OTHER   TOTAL

  Revenues (net of          $144,044  $9,728    $ 228   $154,000
   commissions)
  Expenses:
   Operating                  78,605   7,368    8,472    94,445
   Depreciation and           14,965     426    1,379    16,770
   amortization
                         ----------------------------------------
  Total operating             93,570   7,794    9,851   111,215
   expenses
  Operating income            50,474   1,934   (9,623)   42,785
  Net investment income                         2,477     2,477
  Interest expense                             15,133    15,133
                                                        ---------
  Income from continuing operations  before             $30,129
  income taxes
                                                        =========
  Segment assets            $295,208  $4,996  $78,453   $378,657
  Expenditures for
  property and equipment      $8,670    $514    $   -    $9,184

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
THE LIBERTY CORPORATION AND SUBSIDIARIES

17.      COMMITMENTS AND CONTINGENCIES

         The Company and its subsidiaries are defendants in various lawsuits arising in the ordinary course of business. It is the opinion of management and legal counsel that these actions will not have a material effect on the financial position or results of operations of the Company. The Company has lease agreements for broadcast, data processing, and telephone equipment, along with rent for certain office space. Most of these agreements have optional renewal provisions covering additional periods of one to ten years. All leases were made in the ordinary course of business and contain no significant restrictions or obligations. Annual rental expense amounted to approximately $1,533,000, $1,238,000 and $991,000 in 2001, 2000, and 1999, respectively.

   Future commitments under operating leases are shown below:

              Year         (In $000's)
          -----------     ------------
          2002                  $823
          2003                   740
          2004                   420
          2005                   371
          2006                   246
          Thereafter             221
                          ------------
          Total               $2,821

         The Company has also entered into commitments for various television programming rights for which the license periods have not yet commenced. See the caption "Program Contract Obligation" included in Note 2 for further details.

         The Company also has committed to make certain investments in its venture capital funds when called by the fund's manager and to provide additional financing related to certain of its private debt holdings. The Company anticipates additional funding related to its venture capital portfolio of $1,700,000 over the next two to five years, and funding of its private debt and equity holdings of approximately $7,100,000 during 2002.

               MANAGEMENTS RESPONSIBILITY FOR FINANCIAL REPORTING
-------------------------------------------------------------------------------

                  The consolidated financial statements included in this Annual Report have been prepared by management, which is responsible for the integrity and fair presentation of the financial data and related disclosures. The consolidated financial statements are in accordance with accounting principles generally accepted in the United States and necessarily include amounts that are based on management's estimates and assumptions. Management believes that the consolidated financial statements fairly reflect the Company's financial position and results of operations.

                  To gather and control financial data, the Company maintains accounting systems supported by internal controls that provide reasonable assurance over the preparation of reliable financial statements. Management believes that a high level of internal control is maintained by the selection and training of qualified personnel and by the establishment and communication of accounting and business policies.

                  Ernst & Young LLP, independent auditors, are engaged to audit and to render an opinion as to whether the Company's financial statements, considered in the entirety, present the Company's financial condition and operating results fairly. Their audit is conducted in accordance with auditing standards generally accepted in the United States, and their report is included on this page.

                  The Audit Committee of the Board of Directors, composed of three outside directors, reviews the Company's accounting and auditing policies and meets regularly with the Company's independent auditors.




                         REPORT OF INDEPENDENT AUDITORS
-------------------------------------------------------------------------------

         To The Board of Directors and Shareholders
         The Liberty Corporation

                  We have audited the accompanying consolidated balance sheets of The Liberty Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

                  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Liberty Corporation and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

         /s/  Ernst & Young LLP

         Greenville, South Carolina
         February 4, 2002